Form 20-F
period 2017-12-31
Ardagh Group S.A.
filed 2018-03-02
CIK 1689662

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13 OR 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

Commission File Number: 001‑38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel

L‑2134 Luxembourg, Luxembourg

+352 26 25 85 55

 (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Shares, par value €0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

18,635,263 Class A Common Shares, par value €0.01 per share

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes  ☐           No  ☒

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐           No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☒           No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer☒	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __ Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐           No  ☒

Ardagh Group S.A.

Definitions and Terminology

Except where the context otherwise requires or where otherwise indicated, all references to “Ardagh”, “Ardagh Group”, “Group”, the “Company”, “we”, “us” and “our” refer to Ardagh Group S.A. and its consolidated subsidiaries, except where the context otherwise requires. Ardagh’s operations have the following divisions: “Metal Packaging” and “Glass Packaging”.

References to legislation are, except where otherwise stated, references the legislation of the United States of America.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“Articles” are to the Company’s articles of association ;
•	“Beverage Can Acquisition” are to the Group’s acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC on June 30, 2016;
•	“Brexit” are to the United Kingdom’s withdrawal from the European Union;
•	“CCIRS” are to cross currency interest rate swaps;
•	“CERCLA” are to the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980;
•	“CGUs” are to cash generating units;
•	“Code” are to the Internal Revenue Code of 1986, as amended;
•	“CPGs” are to Consumer Packaged Goods companies;
•	“CSDs” are to carbonated soft drinks;
•	“EPA” are to the US Environmental Protection Agency;
•	“EU ETS” are to the EU Emissions Trading Scheme;
•	“EWC” are to the European Works Council;
•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	“FATCA” are to the Foreign Account Tax Compliance Act;
•	“IASB” are to the International Accounting Standards Board;
•	“IED” are to the EU Industrial Emissions Directive;
•	“IFRS” are to the International Financial Reporting Standards;

Ardagh Group S.A.

•	“IPO” are to the Company’s initial public offering, which closed on March 20, 2017;
•	“IRS” are to the United States Internal Revenue Service;
•	“Lean” are to Lean Manufacturing techniques;
•	“Luxembourg Law” are to the provisions of the laws of Luxembourg;
•	“NYSE” are to the New York Stock Exchange;
•	“Parent Company” are to ARD Holdings S.A. and/or, where relevant, one or more of its subsidiaries;
•	“PFIC” are to a passive foreign investment company;
•

“PIK Notes” are, collectively, to the Company’s euro denominated 8.375% Senior PIK Notes due 2019 (in an original issue amount of €250 million) and dollar denominated 8.625% Senior PIK Notes due 2019 (in an original issue amount of $710 million). On September 16, 2016, the Company repaid these Notes in full;

•	“Ppm” are to parts per million;
•	“REACH” are to the European Union’s regulations concerning the Registration, Evaluation, Authorization and Restriction of Chemicals;
•	“Sarbanes Oxley Act” are to the Sarbanes Oxley Act of 2002;
•	“Shareholder Agreement” are to the shareholder agreement dated March 20, 2017 entered into between ourselves and the Parent Company;
•	“Toggle Notes” are to the Parent Company’s Dollar Toggle Notes and Euro Toggle Notes as referred to in “Item 7 – Major Shareholders and Related Party Transactions – Toggle Notes”;
•	“VNA Acquisition” are to the acquisition in 2014 of Verallia North America; and
•	“VNA” are to the Group's US glass business, formerly Verallia North America.

Ardagh Group S.A.

General Information

Ardagh Group S.A. (the “Company”), was incorporated under the laws of Luxembourg on May 6, 2011 and is a subsidiary of ARD Holdings S.A. (formerly Ardagh Group S.A.). An extraordinary general meeting of the shareholders of the Company on February 22, 2017 resolved to change the Company’s name from Ardagh Finance Holdings S.A. to Ardagh Group S.A. The name change became effective on the same day. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

The Company owns no assets other than its direct and indirect ownership of 100% of the issued share capital of holding companies which hold all of our finance and operating subsidiaries.

Group Consolidated Financial Statements – Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with IFRS and related interpretations, as adopted by the IASB. IFRS is comprised of standards and interpretations approved by the IASB and IAS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in euro which is the functional currency of the Company, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and
•	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses.  It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgment.

The consolidated financial statements for the Group were authorized for issue by the Board of Directors of Ardagh Group S.A. on February 21, 2018.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•“$” and “U.S. dollar” each refer to the United States dollar;

•“€”, “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999; and

•“£”, “pounds”, “sterling” and “GBP” refer to pounds sterling, the lawful currency of the United Kingdom.

Our financial statements have been historically presented in euro but the Company has recently announced that it will present its financial statements in US dollars from January 1, 2018.

Ardagh Group S.A.

Safe Harbour Statement

This annual report does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, including in the United States, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Specifically, this annual report does not constitute a “prospectus” within the meaning of the Securities Act.

The Company routinely posts important information on its website – https://www.ardaghgroup.com/corporate/investors.  This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

Forward-Looking Statements

This annual report may contain "forward-looking" statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933. Forward-looking statements reflect the Company's current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to the following:

(i) global and regional economic downturn; (ii) competition from other metal and glass packaging producers and manufacturers of alternative forms of packaging; (iii) increases in metal and glass container manufacturing capacity; (iv) the Company’s inability to maintain relationships with its largest customers or suppliers; (v) less than expected levels of demand; (vi) varied seasonal demands, climate and water conditions, and the availability and cost of raw materials; (vii) currency and interest rate fluctuations; (viii) various environmental requirements; (ix) the Company’s ability to integrate acquired businesses and achieve expected operating efficiencies, cost savings and other synergies; (x) costs associated with post-retirement and post-employment obligations; (xi) operating hazards or unanticipated interruptions at our manufacturing facilities, including labor strikes or work stoppages; (xii) retention of executive and senior management.

Any forward-looking statements in this document are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the Company continually reviews trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

Non-GAAP Financial Measures

This annual report may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Ardagh Group S.A.

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	Selected financial data

Summary Consolidated Financial and Other Data of Ardagh Group S.A.

The financial data of Ardagh Group S.A. as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 are derived from the audited consolidated financial statements included in this annual report.  The financial data as of December 31, 2015 and 2014 and for the year ended December 31, 2014 has been derived from the audited consolidated financial statements of Ardagh Group S.A. not included in this annual report. Ardagh Group S.A. adopted IFRS with effect from January 1, 2014. Consequently, only four years summary financial data has been presented.

The summary historical financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the audited consolidated financial statements and the related notes thereto. The following financial data should also be read in conjunction with “Item 5 Operating and Financial Review and Prospects”. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year ended
	December 31,
	2017	2016	2015	2014
Income Statement Data (1)	(in € millions except margins and per share data)
Revenue	7,644	6,345	5,199	4,733
Cost of sales	(6,406)	(5,236)	(4,322)	(4,092)
Gross profit	1,238	1,109	877	641
Sales, general and administration expenses	(402)	(416)	(318)	(281)
Intangible amortization	(235)	(173)	(109)	(121)
Loss on disposal of businesses	—	—	—	(159)
Operating profit	601	520	450	80
Net finance expense	(582)	(537)	(527)	(602)
Profit/(loss) before tax	19	(17)	(77)	(522)
Income tax credit/(charge)	35	(50)	(63)	14
Profit/(loss) for the year	54	(67)	(140)	(508)

Balance Sheet Data (at year end)
Cash and cash equivalents (2)	654	772	553	414
Working capital (3)	474	681	549	608
Total assets	9,298	10,290	6,742	6,501
Net borrowings (4)	6,928	8,150	6,404	6,038
Total equity	(1,147)	(2,068)	(1,980)	(1,749)
Net debt (5)	6,525	7,254	5,851	5,584

Ardagh Group S.A.

Other Data
Adjusted EBITDA (6)	1,340	1,158	934	792
Adjusted EBITDA Margin (6)	17.5%	18.3%	18.0%	16.7%
Weighted average number of ordinary shares for basic EPS (millions)	230	202	202	202
Earnings/(loss) per share	€0.24	(€0.33)	(€0.69)	(€2.51)
Adjusted profit/(loss) for the year (7)	375	229	(5)	(51)
Adjusted earnings/(loss) per share (8)	€1.63	€1.13	(€0.02)	(€0.25)
Depreciation and Amortization (9)	611	507	403	363
Capital Expenditure (10)	436	318	304	314
Net cash from operating activities	834	469	568	350
Dividend per share (11)	€0.67	€1.34

(1)

The income statement data presented above is on a reported basis and includes certain exceptional items which, by their incidence or nature, management considers should be adjusted for to enable a better understanding of the financial performance of the Company. A summary of these exceptional items included in the income statement data is as follows:

	Year ended
	December 31,
	2017	2016	2015	2014
Exceptional Items	(in € millions)
Exceptional cost of sales	85	15	37	122
Exceptional sales, general and administrative expenses	43	116	44	35
Exceptional intangible amortization	—	—	—	33
Exceptional loss on disposal of business	—	—	—	159
Exceptional operating items	128	131	81	349
Exceptional net finance expense	123	87	13	126
Exceptional income tax credit	(122)	(43)	(32)	(78)
Total exceptional items net of tax	129	175	62	397

For further details on the exceptional items for the years ended December 31, 2017, 2016, and 2015, see Note 4 and Note 6 to the consolidated financial statements of Ardagh included elsewhere in this annual report.

(2)	Cash and cash equivalents include restricted cash as per the note disclosures to the financial information.
(3)	Working capital is comprised of inventories, trade and other receivables, trade and other payables and current provisions. Other companies may calculate working capital in a manner different to ours.

	Year ended
	December 31,
	2017	2016	2015	2014
	(in € millions)
Inventories	1,128	1,125	825	770
Trade and other receivables	1,062	1,164	651	692
Trade and other payables	(1,658)	(1,539)	(879)	(804)
Current provisions	(58)	(69)	(48)	(50)
Working capital	474	681	549	608

Ardagh Group S.A.

(4)	Net borrowings comprises non‑current and current borrowings, net of deferred debt issue costs and bond premium/discount.
(5)	Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.
(6)

To supplement our financial information presented in accordance with IFRS, we use the following additional financial measures to clarify and enhance an understanding of past performance: Adjusted EBITDA, Adjusted EBITDA margin and Adjusted profit. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance. We further believe that these financial measures are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We use certain of these financial measures for business planning purposes and in measuring our performance relative to that of our competitors.

Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they are frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA and Adjusted EBITDA margin in a manner different from ours. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

The reconciliation of profit/(loss) for the year to Adjusted EBITDA is as follows:

	Year ended
	December 31,
	2017	2016	2015	2014
	(in € millions)
Profit/(loss) for the year	54	(67)	(140)	(508)
Income tax (credit)/expense	(35)	50	63	(14)
Net finance expense	582	537	527	602
Depreciation and amortization	611	507	403	363
EBITDA	1,212	1,027	853	443
Exceptional operating items	128	131	81	349
Adjusted EBITDA	1,340	1,158	934	792

(7)	Adjusted profit for the year is calculated as follows:

	Year ended
	December 31,
	2017	2016	2015	2014
	(in € millions)
Profit/(loss) for the year	54	(67)	(140)	(508)
Total exceptional items	129	175	62	397
Intangible amortization	235	173	109	88
Tax credit associated with intangible amortization	(67)	(52)	(36)	(28)
Loss on derivatives	24	—	—	—
Adjusted profit/(loss) for the year	375	229	(5)	(51)

Ardagh Group S.A.

Adjusted profit consists of profit/(loss) for the year before total exceptional items, gains/(losses) on derivatives, intangible amortization and associated tax credits. Adjusted profit is presented because we believe that it accurately reflects the ongoing cost structure of the company. It excludes total exceptional items and loss on derivatives which we consider not representative of ongoing operations because such items are not reflective of the normal earnings potential of the business. We have also adjusted for the amortization of intangible assets and associated tax credits, as this is driven by our acquisition activity which can vary in size, nature and timing compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions and total exceptional items allows investors to better compare and understand our results.

(8)

Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue. See Note 7. “Earnings per Share” and Note 16 “Issued Capital and Reserves” to the consolidated financial statements included in this annual report for details on the calculation of weighted average number of shares for the periods presented.

(9)	Depreciation, amortization, and impairment of property, plant and equipment.
(10)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.
(11)

See “Note to the Consolidated Financial Statements – Note 25. “Dividends” for details on dividends on ordinary shares declared and paid. See “Item 8. Financial Information – Dividend Policy” for details of our current dividend policy.

B.	Capitalization and indebtedness

Not Applicable

C.	Reasons for the offer and use of proceeds

Not Applicable

D.	Risk Factors

Our business, financial condition, or results of operations could be materially adversely affected by one or more of the risks and uncertainties described below:

Risks Relating to Our Business

Our primary direct customers sell to consumers of food & beverages, personal care, household products and pharmaceuticals. If economic conditions affect consumer demand, our customers may be affected and so reduce the demand for our products.

Demand for our packaging depends on demand for the products which use our packaging, which is primarily consumer driven. General economic conditions may adversely impact consumer confidence resulting in reduced spending on our customers’ products and, thereby, reduced or postponed demand for our products.

Adverse economic conditions may also lead to more limited availability of credit, which may have a negative impact on the financial condition, particularly on the purchasing ability, of some of our customers and distributors and may also result in requests for extended payment terms, and result in credit losses, insolvencies and diminished sales channels available to us. Our suppliers may have difficulties obtaining necessary credit, which could jeopardize their ability to provide timely deliveries of raw materials and other essentials to us. The adverse economic conditions may also

Ardagh Group S.A.

lead to suppliers requesting credit support or otherwise reducing credit, which may have a negative effect on our cash flows and working capital.

The volatility in exchange rates may also increase the costs of our products that we may not be able to pass on to our customers; impair the purchasing power of our customers in different markets; result in significant competitive benefit to certain of our competitors who incur a material part of their costs in other currencies than we do; hamper our pricing; and increase our hedging costs and limit our ability to hedge our exchange rate exposure.

Changes in global economic conditions may reduce our ability to forecast developments in our industry and plan our operations and costs, resulting in operational inefficiencies. Negative developments in our business, results of operations and financial condition due to changes in global economic conditions or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of our short‑ and long‑term debt and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments.

Furthermore, the economic outlook could be adversely affected by the risk that one or more eurozone countries could come under increasing pressure to leave the European Monetary Union, or the euro as the single currency of the eurozone could cease to exist. Any of these developments, or the perception that any of these developments are likely to occur, could have a material adverse effect on the economic development of the affected countries and could lead to severe economic recession or depression, and a general anticipation that such risks will materialize in the future could jeopardize the stability of financial markets or the overall financial and monetary system. This, in turn, would have a material adverse effect on our business, financial position, liquidity and results of operations.

In addition, some segments of our markets are more cyclical than others. Our sales in the paints and coatings markets depend mainly on the building and construction industries and the do‑it‑yourself home decorating market. Demand in these markets is cyclical, as to a lesser extent is demand for products such as aerosols. Variations in the demand for packaging products in these market segments could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from other metal and glass packaging producers, as well as from manufacturers of alternative forms of packaging.

Metal Packaging

The metal packaging sectors in which Metal Packaging operates are mature, experiencing limited growth in demand in recent years, and competitive. The most competitive part of the metal packaging market is the sale of undifferentiated, standardized cans. Prices for these products are primarily driven by raw materials costs and seasonal overcapacity, and price competition is sometimes fierce. Competition in the market for customized, differentiated packaging is based on price and, increasingly, on innovation, design, quality and service. Our principal competitors include Ball Corporation, Crown Holdings, Silgan Holdings and Can Pack. To the extent that any one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially and adversely affected, which could have a material adverse effect on our business.

Metal Packaging is subject to substantial competition from producers of packaging made from plastic, carton and composites, particularly from producers of plastic packaging and flexible packaging. Changes in consumer preferences in terms of food processing (e.g., fresh or frozen food content and dry versus wet pet food) or in terms of packaging materials, style and product presentation can significantly influence sales. An increase in Metal Packaging’s costs of production or a decrease in the costs of, or a further increase in consumer demand for, alternative packaging could have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

Glass Packaging

Glass Packaging is subject to intense competition from other glass packaging producers, as well as from producers of other forms of rigid and non‑rigid packaging, against whom we compete on the basis of price, product characteristics, quality, customer service, reliability of delivery and the overall attractiveness of our offering. Advantages or disadvantages in any of these competitive factors may be sufficient to cause customers to consider changing suppliers or to use an alternative form of packaging. In some instances, we also face the threat of vertical integration by our customers into the manufacture of their own packaging materials.

Our principal competitors in glass packaging include Anchor Glass and Owens‑Illinois in North America and Owens‑Illinois, Verallia and Vidrala in Europe. Additionally, we face competition from firms that carry out specific export operations at low prices when their domestic markets are at overcapacity or when foreign exchange rates or economic conditions (particularly transport costs) allow this. Despite the generally regional nature of the glass packaging markets, these export operations could have a material negative impact on our business, financial condition and results of operations.

In addition to competing with other large, well‑established manufacturers in the glass packaging industry, we also compete with manufacturers of other forms of rigid packaging, principally plastic packaging and aluminum cans, on the basis of quality, price, service and consumer preference. We also compete with manufacturers of non‑rigid packaging alternatives, including flexible pouches and aseptic cartons, particularly in serving the packaging needs of non‑alcoholic beverage customers, including juice customers and food customers. We believe that the use of glass packaging for alcoholic and non‑alcoholic beverages is subject to consumer taste. In addition, the association of glass packaging with premium items in certain product categories exposes glass packaging to economic variations. Therefore, if economic conditions are poor, we believe that consumers may be less likely to prefer glass packaging over other forms of packaging. We cannot ensure that our products will continue to be preferred by our customers’ end‑users and that consumer preference will not shift from glass packaging to non‑glass packaging. A material shift in consumer preference away from glass packaging, or competitive pressures from our various competitors, could result in a decline in sales volume or pricing pressure that would have a material adverse effect on our business, financial condition and results of operations. Furthermore, new threats from container and production innovations in all forms of packaging could disadvantage our existing business. If we are unable to respond to competitive technological advances, our future performance could be materially adversely affected.

Some customers meet some of the metal and glass packaging requirements through self-manufacturing, reducing their external purchases of packaging. In metal packaging, for example, AB InBev manufactures metal packaging through its Metal Container Corporation subsidiary in the United States. In Glass Packaging, companies which satisfy some of their requirements through self-manufacture include AB InBev and Gallo, which manufacture glass packaging in the United States, and AB InBev and Constellation Brands, which produce glass packaging in Mexico. The potential vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between glass packaging supply and demand. The growth of vertically integrated operations could have a material negative impact on our future performance.

An increase in metal or glass container manufacturing capacity without a corresponding increase in demand for metal or glass packaging could cause prices to decline, which could have a material adverse effect on our business, financial condition and results of operations.

The profitability of metal or glass packaging companies is heavily influenced by the supply of, and demand for, metal or glass packaging.

We cannot assure you that the metal or glass container manufacturing capacity in any of our markets will not increase further in the future, nor can we assure you that demand for metal or glass packaging will meet or exceed supply. If metal or glass container manufacturing capacity increases and there is no corresponding increase in demand, the prices

Ardagh Group S.A.

we receive for our products could materially decline, which could have a material adverse effect on our business, financial condition and results of operations.

Because our customers are concentrated, our business could be adversely affected if we were unable to maintain relationships with our largest customers.

For the year ended December 31, 2017, Metal Packaging’s ten largest customers accounted for approximately 42% of its consolidated revenues. For the year ended December 31, 2017, Glass Packaging’s ten largest customers accounted for approximately 42% of its revenues.

We believe our relationships with these customers are good, but there can be no assurances that we will be able to maintain these relationships. For Metal Packaging approximately two‑thirds of revenues for the year ended December 31, 2017 were under multi‑year supply agreements of varying terms between two and ten years with the remaining revenues generally under one year agreements. For Glass Packaging, we also typically sell most of our glass packaging directly to customers under one to five‑year arrangements. Although these arrangements have provided, and we expect they will continue to provide, the basis for long‑term partnerships with our customers, there can be no assurance that our customers will not cease purchasing our products. If our customers unexpectedly reduce the amount of glass packaging and/or metal cans they purchase from us, or cease purchasing our glass packaging and/or metal cans altogether, our revenues could decrease and our inventory levels could increase, both of which could have an adverse effect on our business, financial condition and results of operations. In addition, while we believe that the arrangements that we have with our customers will be renewed, there can be no assurance that such arrangements will be renewed upon their expiration or that the terms of any renewal will be as favorable to us as the terms of the current arrangements. There is also the risk that our customers may shift their filling operations to locations in which we do not operate. The loss of one or more of these customers, a significant reduction in sales to these customers or a significant change in the commercial terms of our relationship with these customers could have a material adverse effect on our business.

The continuing consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Some of our largest customers have acquired companies with similar or complementary product lines. For example, in 2017 Reckitt Benckiser merged with Mead Johnson Nutrition Company, in 2016 AB InBev acquired SABMiller and in 2015 Kraft Foods Group merged with H.J. Heinz Holding Corporation. Such consolidation has increased the concentration of our net sales with our largest customers and may continue in the future. In many cases, such consolidation may be accompanied by pressure from customers for lower prices. Increased pricing pressures from our customers may have a material adverse effect on our business, financial condition and results of operations. In addition, this consolidation may lead manufacturers to rely on a reduced number of suppliers. If, following the consolidation of one of our customers with another company, a competitor was to be the main supplier to the consolidated companies, this could have a material adverse effect on our business, financial condition or results of operations.

Our profitability could be affected by varied seasonal demands.

Demand for Metal Packaging and Glass Packaging products is seasonal. Metal Packaging’s sales are typically greater in the second and third quarters of the year, with generally lower sales in the first and fourth quarters. Unseasonably cool weather during the summer months can reduce demand for certain beverages packaged in its beverage cans. Weather conditions can reduce crop yields and adversely affect customer demand for fruit and vegetable cans. Metal Packaging’s worldwide seafood canning activities are also affected by variations in local fish catches. The variable nature of the food and seafood packaging businesses and Metal Packaging’s vulnerability to natural conditions could have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

Demand for our Glass Packaging products is typically strongest during the summer months and in the period prior to the holidays in December because of the seasonal nature of the consumption of beer and other beverages. Unseasonably cool weather during the summer months can reduce demand for certain beverages packaged in our glass packaging, which could have an adverse effect on our business, financial condition and results of operations. In addition, we generally schedule shutdowns of our furnaces for rebuilding and repairs of machinery in the first quarter in Europe and around year‑end and the first quarter in North America. If demand for glass packaging should unexpectedly rise during such a shutdown, we would not have the ability to fulfill such demand and may lose potential revenues. These shutdowns and seasonal sales patterns could adversely affect profitability during the first quarter.

Our profitability could be affected by the availability and cost of raw materials including as a result of changes in tariffs and duties.

The raw materials that we use have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather, transportation, production delays or other factors. In such an event, no assurance can be given that we would be able to secure our raw materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. Any such shortages, as well as material increases in the cost of any of the principal raw materials that we use, including the introduction of new tariffs or duties or increases in the cost to transport materials to our production facilities, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the relative price of oil and its products may impact our business, by affecting transport, lacquer and ink costs.

The primary raw materials that we use for Metal Packaging are aluminum ingot and steel (both in tinplate and tin‑free forms). Steel is generally obtained under one‑year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices.

Aluminum ingot is traded daily as a commodity (priced in U.S. dollars) on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. In contrast, the hedging market for steel, and in particular that for coking coal, is a new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to place hedges in the market.

Following completion of the Beverage Can Acquisition, our exposure to both the availability of aluminum and the volatility of aluminum prices has increased. While raw materials are generally available from independent suppliers, raw materials are subject to fluctuations in price and availability attributable to a number of factors, including general economic conditions, commodity price fluctuations (particularly aluminum on the London Metal Exchange), the demand by other industries for the same raw materials and the availability of complementary and substitute materials. Adverse economic or financial changes could impact our suppliers, thereby causing supply shortages or increasing costs for our business.

We may not be able to pass on all or substantially all raw material price increases, now or in the future. In addition, we may not be able to hedge successfully against raw material cost increases. Furthermore, aluminum and steel prices are subject to considerable volatility in price and demand. While in the past sufficient quantities of aluminum and steel have been generally available for purchase, these quantities may not be available in the future, and, even if available, we may not be able to continue to purchase them at current prices. Further increases in the cost of these raw materials could adversely affect our operating margins and cash flows.

The supplier industries from which Metal Packaging receives its raw materials are relatively concentrated, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum and steel suppliers has decreased. Further consolidation could occur both among aluminum and tinplate suppliers, and such consolidation

Ardagh Group S.A.

could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum and tinplate.

Glass Packaging also consumes significant amounts of raw materials to manufacture glass, particularly glass sand, limestone and soda ash (natural or synthetic), as well as cullet (recycled glass) in variable percentages depending on the products manufactured. The soda ash market has experienced an imbalance between supply and demand resulting in a significant increase in price. Increases in the price of raw materials could also result from a concentration of their suppliers, a phenomenon noted in the soda ash market and that could intensify in the future and develop for other raw materials that we use. The price of cullet varies widely from one region to another due to regulatory and financial disparities concerning the collection and recycling of used glass, as well as the distance of cullet procurement centers from production sites. Thus, changes in the regulations related to glass collection and recycling can have a significant impact on the availability of raw materials and on their price. Any significant increase in the price of the raw materials we use to manufacture glass could have a material negative impact on our business, financial condition and results of operations.

The failure to obtain adequate supplies of raw materials or future price increases could have a material adverse effect on our business, financial condition and results of operations.

Currency, interest rate fluctuations and commodity prices may have a material impact on our business.

Our functional currency is the euro and we have historically presented our financial information in euro. As of January 1, 2018, the Group will present its financial information in US dollars, however the functional currency of the Company will continue to be the euro. Insofar as possible, we actively manage currency exposures through the deployment of assets and liabilities throughout the Group and, when necessary and economically justified, enter into currency hedging arrangements to manage our exposure to foreign currency fluctuations by hedging against rate changes with respect to our functional currency, the euro. However, we may not be successful in limiting such exposure, which could adversely affect our business, financial condition and results of operations. In addition, following the change in presentation currency to US dollars, our presented results may be impacted as a result of fluctuations in the US dollar exchange rate versus the euro.

Metal Packaging has production facilities in 21 different countries worldwide. It also sells products to, and obtains raw materials from, companies located in these and different regions and countries globally. As a consequence, a significant portion of consolidated revenue, costs, assets and liabilities of Metal Packaging are denominated in currencies other than the euro, particularly the U.S. dollar, the pound and Brazilian real. The exchange rates between the currencies which we are exposed to, such as the euro, the U.S. dollar, the pound and the Brazilian real, have fluctuated significantly in the past and may continue to do so in the future.

Metal Packaging incurs currency transaction risks primarily on metal purchases (or the hedging of those purchases), as metal prices are denominated in U.S. dollars, and on revenue denominated in currencies other than the euro fulfilled from euro‑participant territories (or the hedging of those sales).

A substantial portion of the assets, liabilities, revenues and expenses of Glass Packaging is denominated in U.S. dollars, pounds, Swedish krona, Danish krone and Polish zloty. Fluctuations in the value of these currencies with respect to the euro have had, and may continue to have, a significant impact on our financial condition and results of operations. For the year ended December 31, 2017, 66% of our revenues were denominated in currencies other than the euro.

In addition to currency translation risk, we are subject to currency transaction risk. Our policy is, where practical, to match net investments in foreign currencies with borrowings in the same currency. The debt and interest payments relating to our Swedish, Danish and Polish operations are all denominated in euro. Fluctuations in the value of these currencies with respect to the euro may have a significant impact on our financial condition and results of operations.

Ardagh Group S.A.

Changes in exchange rates can affect our ability to purchase raw materials and sell products at profitable prices, reduce the value of our assets and revenues, and increase liabilities and costs.

We are also exposed to interest rate risk. Fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. We occasionally use CCIRS to manage this risk, but sustained increases in interest rates could nevertheless materially adversely affect our business, financial condition and results of operations.

In addition, we are exposed to movements in the price of natural gas. We try to ensure that natural gas prices are fixed for future periods but do not always do so because the future prices can be far in excess of the spot price. We do not use commodity futures contracts to limit the fluctuations in prices paid and the potential volatility in earnings and cash flows from future market price movements.

For a further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

It is difficult to compare our results of operations from period to period.

It is difficult to make period‑to‑period comparisons of our results of operations. Our business has been created as a result of a series of acquisitions and other corporate transactions over many years. These acquisitions have had and are expected to continue to have a positive effect on our results of operations in periods following their completion and integration. Furthermore, our sales and, therefore, our net operating income are variable within the fiscal year due to the seasonality described above. Thus, a period‑to‑period comparison of our results of operations may not be meaningful.

Interrupted energy supplies and higher energy costs may have a material adverse effect on our business.

We use natural gas, electrical power, oil, oxygen and, in limited circumstances, liquefied petroleum gas to manufacture our products. These energy sources are vital to our operations and we rely on a continuous power supply to conduct our business. Energy prices are subject to considerable volatility. We are not able to predict to what extent energy prices will vary in the future. If energy costs increase further in the future, we could experience a significant increase in operating costs, which could, if we are not able to recover these costs increases from our customers through selling price increases, have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing facilities are subject to operating hazards.

Our manufacturing processes include cutting, coating and shaping metal into containers, as well as heating glass to extremely high temperatures and forming it into glass containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of hot glass or toxic or hazardous substances and gases. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third‑party claims, any of which may have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

We are involved in a continuous manufacturing process with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may adversely affect our business, financial condition and results of operations.

All of our manufacturing activities take place at facilities that we own or that are leased by the Group. We conduct regular maintenance on all of our operating equipment. However, due to the extreme operating conditions inherent in some of our manufacturing processes, we cannot assure you that we will not incur unplanned business interruptions due to furnace breakdowns or similar manufacturing problems or that such interruptions will not have an adverse impact on our business, financial condition and results of operations. There can be no assurance that alternative production capacity would be available in the future if a major disruption were to occur or, if it were available, that it could be obtained on favorable terms. A disruption in such circumstances could have a material adverse effect on our business, financial condition and results of operations.

To the extent that we experience any furnace breakdowns or similar manufacturing problems, we will be required to make capital expenditures even though we may not have available resources at such time and we may not be able to meet customer demand, which would result in a loss of revenues. As a result, our liquidity may be impaired as a result of such expenditures and loss of revenues.

A mechanical failure or disruption affecting any major operating line may result in a disruption of our ability to supply customers, and standby capacity may not be available. The potential impact of any disruption would depend on the nature and extent of the damage caused to such facility. Further, our facilities in geographically vulnerable areas, such as California and Italy, may be disrupted by the occurrence of natural phenomena, such as earthquakes, tsunamis and hurricanes.

Our business requires relatively high levels of capital expenditures, which we may be unable to fund.

Our business requires relatively high levels of maintenance capital expenditures. We may not be able to make such capital expenditures if we do not generate sufficient cash flow from operations, have funds available for borrowing under our existing credit facilities to cover these capital expenditure requirements or if we were restricted from incurring additional debt to cover such expenditures or as a result of a combination of these factors. If we are unable to meet our capital expenditure plans, we may not be able to maintain our manufacturing capacity, which may negatively impact our competitive position and ultimately, our revenues and profitability. If we are unable to meet our maintenance capital expenditure plans, our manufacturing capacity may decrease, which may have a material adverse effect on our profitability.

Our expansion strategy may adversely affect our business.

We aim over the longer term to continue to capitalize on strategic opportunities to expand our packaging activities. We believe that such future expansion is likely to require the further acquisition of existing businesses. Because we believe that such businesses may be acquired with modest equity and relatively high levels of financial leverage given the cash‑generating capabilities of our business streams, our leverage may increase in the future in connection with any acquisitions. This could have an adverse effect on our business, financial condition and results of operations. In addition, any future expansion is subject to various risks and uncertainties, including the inability to integrate effectively the operations, personnel or products of acquired companies and the potential disruption of existing businesses and diversion of management’s attention from our existing businesses. Furthermore, we cannot assure you that any future expansions will achieve positive results.

Ardagh Group S.A.

We are subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon us.

Our operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection. Such laws and regulations which may affect our operations include, among others, requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, and workplace health and safety.

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs are likely to increase in the future. We require a variety of permits to conduct our operations, including operating permits such as those required under various U.S. laws, including the federal Clean Air Act, and the EU Industrial Emissions Directive, or IED, water and trade effluent discharge permits, water abstraction permits and waste permits. We are in the process of applying for, or renewing, permits at a number of our sites. Failure to obtain and maintain the relevant permits, as well as noncompliance with such permits, could have a material adverse effect on our business, financial condition and results of operations.

If we were to violate or fail to comply with these laws and regulations or our permits, we could be subject to criminal, civil and administrative sanctions and liabilities, including substantial fines and orders, or a partial or total shutdown of our operations. For example, we have settled alleged violations of hazardous waste regulations governing the reuse of electrostatic precipitator dust at our Madera plant in the United States, which occurred in the period prior to the acquisition in 2014 of VNA. As part of this settlement, we have paid a civil penalty of $3.5 million and expect to incur increased dust disposal costs, which we estimate to be about $500,000 annually. We cannot assure you that our reuse of electrostatic precipitator dust at our other glass manufacturing plants will not result in regulatory inquiries or enforcement relating to compliance with hazardous waste regulations.

In order to comply with air emission restrictions, significant capital investments may be necessary at some sites. For example, to comply with US environmental regulations and the demands of the EPA, VNA, which we acquired in 2014, agreed to make sizable investments to replace or install new electrostatic precipitators and other equipment in order to control the air emissions at certain sites located in the United States. In 2010, VNA and the EPA signed a global consent decree pursuant to which VNA has made and will continue to make investments estimated at up to an aggregate of $112 million over a ten‑year period, excluding operating costs of the systems installed. In addition, we paid a penalty amounting to $2.5 million excluding interest pursuant to this consent decree.

The EPA and other regulators have more broadly targeted the glass packaging, flat glass, mineral wool and fiber sectors as part of an enforcement initiative involving high fuel combustion sources. We have received notices of violation from the EPA for alleged violations under the Clean Air Act’s Prevention of Significant Deterioration, New Source Performance Standards and Title V provisions stemming from past furnace‑related projects at our other glass manufacturing facilities unrelated to our acquisition of VNA, including furnace‑related projects conducted by third parties who owned the facilities before us. The EPA has sent information requests to certain of our glass facilities concerning furnace‑related projects as well as our air pollutant emissions more generally, which could culminate in notices of violation or other enforcement. Inquiries and enforcement by other regulators, including regulator demands made for more stringent pollution control devices to our facility in Seattle, Washington can also result in the need for further capital upgrades to our furnaces at substantial cost.

In Europe, under the IED and its reference document for “Best Available Techniques” for glass manufacturing plants and metal plants with surface treatment using solvents, permitted emissions levels from these plants including ours are reduced substantially periodically. In Germany, technical guidelines, TA Luft, set forth emission thresholds which could potentially result in stricter limits in the future. These types of changes could require additional investment in our affected operations in order to comply with them. Our business is also affected by the EU ETS, which limits emissions of

Ardagh Group S.A.

greenhouse gases. See “Item 4—Environmental, Health and Safety and Product Safety Regulation”. This scheme, any future changes to it and any additional measures required to control the emission of greenhouse gases that may apply to our operations could have a material adverse effect on our business, financial condition and results of operations. California has implemented a similar program, which results in the need for us to incur potentially significant compliance costs, including for the purchase of offsets against our greenhouse gas emissions. Other states where we have operations, such as Washington, are expected to implement similar programs.

Changes to the laws and regulations governing the materials that are used in our manufacturing operations may impact the price of such materials or result in such materials no longer being available, which could have a material adverse effect on our business, financial condition and results of operations. The European Union passed regulations concerning REACH, which place onerous obligations on the manufacturers and importers of substances, preparations and articles containing substances, and which may have a material adverse effect on our business. Furthermore, substances we use may have to be removed from the market (under REACH’s authorization and restriction provisions) or need to be substituted for alternative chemicals which may also adversely impact upon our operations.

Sites at which we operate often have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that could give rise to contamination and result in potential liability to investigate or remediate, as well as claims for alleged damage to persons, property or natural resources. Liability may be imposed on us as owners, occupiers or operators of contaminated facilities. These legal requirements may apply to contamination at sites that we currently or formerly owned, occupied or operated, or that were formerly, owned, occupied or operated by companies we acquired or at sites where we have sent waste offsite for treatment or disposal. Regarding companies acquired by us, including the Beverage Can Business, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters related to the acquired facilities. Our closure of a site may accelerate the need to investigate and remediate any contamination at the site.

In addition, we may be required to remediate contaminated third‑party sites where we have sent wastes for disposal. Liability for remediation of these third‑party sites may be established without regard to whether the party disposing the waste was at fault or the disposal activity was legal at the time it was conducted. For example, “Superfund” sites in the United States are the highest priority contaminated sites designated by the federal government to require remediation, and costs of their remediation tend to be very high. We and a number of other companies have been named as potentially responsible parties to clean up the Lower Duwamish Waterway Superfund Site in Washington, because our Seattle plant is adjacent to the waterway and is alleged to have contributed to its contamination. Whether we will have any liability for investigation and remediation costs at this or any other Superfund site or for costs relating to claims for natural resource damages, and what portion of the costs we must bear, has not been determined.

Changes in product requirements and their enforcement may have a material impact on our operations.

Changes in laws and regulations relating to deposits on, and the recycling of, glass or metal packaging could adversely affect our business if implemented on a large scale in the major markets in which we operate. Changes in laws and regulations laying down restrictions on, and conditions for use of, food contact materials or on the use of materials and agents in the production of our products could likewise adversely affect our business. Changes to health and food safety regulations could increase costs and also might have a material adverse effect on revenues if, as a result, the public attitude toward end‑products, for which we provide packaging, were substantially affected.

Additionally, the effectiveness of new standards such as the ones related to recycling or deposits on different packaging materials could result in excess costs or logistical constraints for some of our customers who could choose to reduce their consumption and even terminate the use of glass or metal packaging for their products. We could thus be forced to reduce, suspend or even stop the production of certain types of products. The regulatory changes could also affect our prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food packaging that might affect the market shares for glass, the volumes produced or production costs.

Ardagh Group S.A.

Environmental concerns could lead US or EU bodies to implement other product regulations that are likely to be restrictive for us and have a material negative impact on our business, financial condition and results of operations. For example, in the European Union, each bottle cannot, in principle, contain more than the applicable of heavy metals limit pursuant to Directive 94/62/CE on Packaging and Packaging Waste. There is significant variation, among countries where we sell our products, in the limitation on certain constituents in packaging, which can have the effect of restricting the types of raw materials or amount of recycled glass we use. In turn, these restrictions can increase our operating costs and the environmental impacts of our operations, such as increased energy consumption.

Similarly, in the United States, some state regulations set the concentration of certain heavy metals in packaging at 100 ppm and provide for an exception to this rule in the event of additions of recycled packaging. Because this exemption has expired in certain states, the bottles manufactured from recycled glass that have a heavy metals concentration higher than 100 ppm could be noncompliant, which could have a negative impact on our earnings, financial situation, assets or image. We have had regulatory inquiries about our compliance and may in the future have additional inquiries or enforcement.

Other changes, such as restrictions on bisphenol A in coatings for some of our products, which have been proposed or adopted in the European Union under the REACH legislation and some of its Member States, have required us to develop substitute materials for our production.

We could incur significant costs in relation to claims of injury and illness resulting from materials present or used at our production sites, or from our use of these sites or other workplace injuries, or from our products.

As is the case in a number of other industrial processes that deal with high temperatures, asbestos was once present in the glass‑making industry, primarily in safety equipment, until measures were taken to substitute this material for other materials made possible through technological advances. Since the 1990s, items made of asbestos have gradually been removed at our sites in Western Europe and the United States. Because of the age of some of our sites, however, asbestos‑cement may have been used in construction and may still be present at these sites. When these buildings are modernized or repaired, the cost of upgrades is higher because of the restrictions associated with removing asbestos‑containing materials.

We are exposed to claims alleging injury or illness associated with asbestos and related compensation over and above the support that may be offered through various existing social security systems in countries where we operate.

Claims associated with our glass‑making activity exist and may arise for reasons associated with the work environment unrelated to the presence of asbestos. For example, claims have arisen associated with the acoustic environment generated by forming machines, the use of glass sand in making glass and products likely to contain heavy metals or solvents for decoration. We may also face the risk of work‑related health claims owing to materials present or used at our production sites such as silicosis, and, under certain conditions, Legionnaires’ disease. The U.S. Occupational Safety and Health Administration has finalized a requirement, to be implemented over the next two years, that decreases by 50% the permissible exposure limit to crystalline silica and requires engineering controls or personal protective equipment to safeguard employees from such exposure. The European Union is also considering setting stricter exposure limit values for crystalline silica in work processes under the Carcinogens and Mutagens Directive. Silica is a significant component of the raw material for glass packaging and is also contained in refractories, or bricks, used in glass packaging manufacturing operations. Our costs to meet these reduced limits could be substantial, particularly if it becomes necessary for us to implement broad engineering controls across many of our glass manufacturing plants.

We are also exposed to claims alleging musculoskeletal disorders caused by performing certain repetitive operations or motions. We could also face claims alleging illness or injury from use of the products that we manufacture or sell or from workplace injuries more generally. If these claims succeed, they could have a material adverse impact on our business, financial situation, assets and earnings.

Ardagh Group S.A.

We may not be able to integrate any future acquisitions effectively.

Even though we have acquired businesses in the past, there is no certainty that any businesses we may acquire in the future will be effectively integrated. If we cannot successfully integrate acquired businesses within a reasonable time frame, we may not be able to realize the potential benefits anticipated from those acquisitions. Our failure to successfully integrate such businesses and the diversion of management attention and other resources from our existing operations could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, even if we are able to integrate successfully the operations of acquired businesses, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate either in the amount or within the time frame that we anticipate, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings and synergies may be affected by a number of factors, including the following:

•the use of more cash or other financial resources on integration and implementation activities than we expect, including restructuring and other exit costs; and

•increases in other expenses related to the acquisitions, which may offset the cost savings and other synergies from such acquisitions.

We have potential indemnification obligations relating to divestments.

We have disposed of a number of businesses. Pursuant to these agreements, we may be required to provide indemnification to the acquirers for damages resulting from a breach of any representation, warranty or covenants contained therein. The indemnification obligations under these agreements are subject to certain monetary and other limitations. To the extent that we are required to make any significant payments under these indemnification provisions, these payments could adversely impact our business, financial condition and results of operations.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial position, results of operations and available cash, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.

We could incur significant costs due to the location of some of our industrial sites in urban areas.

Obtaining, renewing or maintaining permits and authorizations issued by administrative authorities necessary to operate our production plants could be made more difficult due to the increasing urbanization of the sites where some of our manufacturing plants are located. Some of our old sites are located in urban areas such as Seattle. Urbanization could lead to more stringent operating conditions (by imposing traffic restrictions for example), conditions for obtaining or renewing the necessary authorizations, the refusal to grant or renew these authorizations, or expropriations of these sites in order to allow urban planning projects to proceed.

The occurrence of such events could result in us incurring significant costs. There can be no assurance that the occurrence of such events would entitle us to partial or full compensation.

Ardagh Group S.A.

Changes in consumer lifestyle, nutritional preferences, health‑related concerns and consumer taxation could adversely affect our business.

Changes in consumer preferences and tastes can have an impact on demand for our customers’ products, which in turn can lead to reduced demand for our products. In the United States, for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category.

Certain end‑products represent a significant proportion of our packaging market. In the past, the occurrence of diseases such as bovine spongiform encephalopathy and swine fever have sometimes led to reduced demand for associated canned products, such as sauces, soups and ready meals, and publicity about the supposed carcinogenic effect of coatings used on some cans may have affected sales of canned products. Additionally, France has introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import and the United Kingdom will introduce a similar tax in 2018. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand decreased temporarily in France, and the imposition of such taxes in the future may decrease the demand for certain soft drinks and beverages that our customers produce, which may cause our customers to respond by decreasing their purchases of our metal and glass packaging products. Consumer tax legislation and future attempts to tax sugar or energy drinks by other jurisdictions could reduce the demand for our products and adversely affect our profitability.

Any decline in the popularity of these product types as a result of lifestyle, nutrition, health considerations or consumer taxation could have a significant impact on our customers and could have a material adverse impact on our business, financial condition and results of operations.

We face costs associated with our post‑retirement and post‑employment obligations to employees which could have an adverse effect on our financial condition.

As of December 31, 2017, our accumulated post‑retirement benefit obligation was approximately €831 million. The additional costs associated with these and other benefits to employees could have a material adverse effect on our financial condition.

We operate a number of pension and other post‑retirement benefit schemes funded by a range of assets which may include property, derivatives, equities and/or bonds. The value of these assets is heavily dependent on the performance of markets which are subject to volatility. The liability structure of the obligations to provide such benefits is also subject to market volatility in relation to its accounting valuation and management. Additional significant funding of our pension and other post‑retirement benefit obligations may be required if market underperformance is severe.

Organized strikes or work stoppages by unionized employees may have a material adverse effect on our business.

Many of our operating companies are party to collective bargaining agreements with trade unions. These agreements cover the majority of our employees. Upon the expiration of any collective bargaining agreement, our operating companies’ inability to negotiate acceptable contracts with trade unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, we could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

Failure of control measures and systems resulting in faulty or contaminated product could have a material adverse effect on our business.

We have strict control measures and systems in place to ensure that the maximum safety and quality of our products is maintained. The consequences of a product not meeting these rigorous standards, due to, among other things, accidental or malicious raw materials contamination or due to supply chain contamination caused by human error or equipment fault, could be severe. Such consequences might include adverse effects on consumer health, litigation exposures, loss of market share, financial costs and loss of revenues.

In addition, if our products fail to meet our usual rigorous standards, we may be required to incur substantial costs in taking appropriate corrective action (up to and including recalling products from consumers) and to reimburse customers and/or end‑consumers for losses that they suffer as a result of this failure. Customers and end‑consumers may seek to recover these losses through litigation and, under applicable legal rules, may succeed in any such claim despite there being no negligence or other fault on our part. Placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage our reputation. This could in turn have a material adverse effect on our business, financial condition and results of operations. Although we have not had material claims for damages for defective products in the past, and have not conducted any substantial product recalls or other material corrective action, these events may occur in the future.

In certain contracts, we provide warranties in respect of the proper functioning of our products and the conformity of a product to the specific use defined by the customer.

In addition, if the product contained in packaging manufactured by us is faulty or contaminated, it is possible that the manufacturer of the product in question may allege that our packaging is the cause of the fault or contamination, even if the packaging complies with contractual specifications. Furthermore, in certain countries, certain players of the distribution chain market refill bottles even though they may not be designed for this purpose.

In case of the failure of packaging produced by us to open properly or to preserve the integrity of its contents, we could face liability to our customers and to third parties for bodily injury or other tangible or intangible damages suffered as a result. Such liability, if it were to be established in relation to a sufficient volume of claims or to claims for sufficiently large amounts, could have a material adverse effect on our business, financial condition and results of operations.

Our existing insurance coverage may be insufficient and future coverage may be difficult or expensive to obtain.

Although we believe that our insurance policies provide adequate coverage for the risks inherent in our business, these insurance policies typically exclude certain risks and are subject to certain thresholds and limits. We cannot assure you that our property, plant and equipment and inventories will not suffer damages due to unforeseen events or that the proceeds available from our insurance policies will be sufficient to protect us from all possible loss or damage resulting from such events. As a result, our insurance coverage may prove to be inadequate for events that may cause significant disruption to our operations, which may have a material adverse effect on our business, financial condition and results of operations.

We may suffer indirect losses, such as the disruption of our business or third‑party claims of damages, as a result of an insured risk event. While we carry business interruption insurance and general liability insurance, they are subject to certain limitations, thresholds and limits, and may not fully cover all indirect losses.

We renew our insurance policies on an annual basis. The cost of coverage may increase to an extent that we may choose to reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, adverse political

Ardagh Group S.A.

developments, security concerns and natural disasters in any country in which we operate may materially adversely affect available insurance coverage and result in increased premiums for available coverage and additional exclusions from coverage.

Our food packaging sales could be affected adversely by changes in EU agricultural subsidy rules.

Certain subsidies are provided to agricultural producers under EU rules governing the production of various fruit, vegetable and dairy products. The availability of these subsidies may affect levels of production for certain agricultural products. Any reduction in existing subsidy levels could lead to a reduction in harvest or canning operations and therefore could have a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if we do not retain our executive and senior management.

We depend on our executive team, who are identified under “Item 6 - Directors, Senior Management and Employees” of this annual report. Although we do not anticipate that we will have to replace any of our executive team in the near future, the loss of services of any of the members of our executive team or other members of senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions and there is no assurance that we would be able to locate or employ such qualified personnel on terms acceptable to us or at all.

In addition, although we may enter into employment agreements with certain members of our senior management team, we may not be able to retain their services as expected. The loss of senior management personnel could have a material adverse effect on our business.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and demand for our business, which could materially affect our financial condition and results of operations.

Structural stresses in the European Union have been a source of continuing global economic and market uncertainty over several years. With a majority of the United Kingdom’s electorate having voted, in a June 2016 referendum, for Brexit, and the official triggering by the British Prime Minister, Theresa May, of the Brexit process in March 2017, along with subsequent negotiations and other developments, those uncertainties have become more pronounced.

The economic outlook could be further adversely affected by the risk that one or more European Union member states could themselves come under increasing pressure to leave the European Union as well, the risk of a greater push for independence by Scotland or Northern Ireland, or the risk that the Euro as the single currency of any or all of the Eurozone member states could cease to exist. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access to the markets between the United Kingdom and other EU member states or among the European economic area overall could be diminished or eliminated.

Depending on the terms of Brexit, if any, the United Kingdom could also lose access to the EU single market resulting in an impact on the general and economic conditions in the United Kingdom. Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets and foreign direct investments in Europe. This deterioration in economic conditions could result in increased unemployment rates, increased short- and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and

Ardagh Group S.A.

local economies, and other results that negatively impact household incomes. These negative impacts could adversely affect our financial condition and results of operations.

Increasing privacy and data security obligations or a significant data breach may adversely affect the Company’s business.

The Company is subject to increasing legislative and regulatory focus on data privacy and  security. The Company will continue its efforts to meet its privacy and data security obligations; however, it is possible that certain new obligations could increase the Company’s costs. Additionally, the Company must manage evolving cybersecurity risks. The loss, disclosure, misappropriation of or access to employees’ or business partners’ information or the Company’s failure to meet its obligations could result in legal claims or proceedings, liability or regulatory penalties. A significant data breach or the Company’s failure to meet its obligations may adversely affect the Company’s reputation and financial condition.

The Company relies heavily on technology and automated systems to operate its business and any significant failure or disruption of the technology or these systems could materially harm its business.

The Company depends on automated systems and technology to operate its business, including accounting systems, manufacturing systems and telecommunication systems. The Company operates a cyber and information risk management program including operating a global information security function which partners with global leaders in the security industry to deliver an integrated information and cyber risk management service using state-of-the-art technologies in areas including antivirus & anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection. However, there is the possibility that these systems could suffer substantial or repeated disruptions due to various events, some of which are beyond the Company’s control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks. Substantial or repeated systems failures or disruptions, could result in the unauthorized release of confidential or otherwise protected information, result in increased costs, lost revenue and the loss or compromise of important data, and may adversely affect the Company’s business, results of operations and financial condition.

Our substantial debt could adversely affect our financial health.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2017 we had total borrowings and net debt of €7.0 billion and €6.5 billion, respectively. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”.

Our substantial debt could have important negative consequences for us and for you as a holder of our shares. For example, our substantial debt could:

•require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•increase our vulnerability to adverse general economic or industry conditions;

•limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•limit our ability to raise additional debt or equity capital in the future;

•restrict us from making strategic acquisitions or exploiting business opportunities;

•make it difficult for us to satisfy our obligations with respect to our debt; and

Ardagh Group S.A.

•place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, a portion of our debt at fixed rates has been swapped to interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

Negative developments in our business, results of operations and financial condition due to the current difficult global economic conditions or other factors could cause the ratings agencies to lower the credit ratings, or ratings outlook, of our short‑ and long‑term debt and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments.

Risks Related to Our Class A Common Shares

The dual class structure of our common shares has the effect of concentrating voting control with our Parent Company or its shareholders and limiting our other shareholders’ ability to influence corporate matters.

Our Class B common shares, with a nominal value of €0.10 each, have 10 votes per share, and our Class A common shares, with a nominal value of €0.01 each, have one vote per share. Our Parent Company owns indirectly all Class B common shares, which represent approximately 99.15% of the voting power of our issued and outstanding share capital. Our Parent Company has the ability to control the outcome of most matters requiring shareholder approval, including:

•the election of our board of directors and, through our board of directors, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

•mergers and de‑mergers;

•changes to our Articles; and

•our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you as a holder of our Class A common shares might otherwise receive a premium for your shares.

In addition, our Parent Company may continue to be able to control the outcome of most matters submitted to our shareholders for approval even if their shareholdings represent less than 50% of all issued shares. Because of the 10‑to‑1 voting ratio between our Class B and Class A common shares, our Parent Company will continue to control a majority of the combined voting power of our issued and outstanding share capital even when Class B common shares represent substantially less than 50% of all issued and outstanding common shares. This concentrated control will limit the ability of holders of our Class A common shares to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common shares could be adversely affected.

The Company has agreed with the Parent Company to take such actions as are necessary to implement a reorganization of the Parent Company so that shareholders of the Parent Company become proportionate direct holders of our common shares, provided that the aggregate number of Class B common shares received by such shareholders in such event shall be substantially the same as or fewer than (adjusting for fractional shares) the number of the Class B common shares owned by the Parent Company immediately prior to the date of such event. We anticipate that such holders who are Qualified Holders (as defined under “Item 10. B – Memorandum and articles of association”) will be entitled to elect to receive either Class A common shares or Class B common shares in the reorganization and that following the reorganization, holders of Class B common shares may continue to collectively have voting power that would allow them

Ardagh Group S.A.

to control the outcome of most matters requiring shareholder approval. The pre‑IPO shareholders of the Parent Company are also permitted, in our Articles, to transfer Class B common shares among themselves and to certain family members and permitted entities.

Future sales of our Class A common shares in the public market could cause our share price to fall.

Future sales of our Class A common shares, or securities convertible or exchangeable into our Class A common shares, in the public market, whether by us, our existing shareholders, the shareholders of the Parent Company or pledgees of our Class B common shares, future issuances of additional Class A common shares in connection with any future acquisitions or pursuant to any employee benefit plans, future issuances of our Class A common shares upon exercise of options or warrants, or the perception that such sales, issuances and/or exercises could occur, may adversely affect the market price of our Class A common shares, which could decline significantly.

A decline in the price of our Class A common shares might impede our ability to raise capital through the issuance of additional Class A common shares or other equity securities.

To the extent we issue substantial additional Class A common shares, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced, which may negatively affect the market prices for our Class A common shares.

In addition, the Toggle Notes issued by the Parent Company are secured by all of our outstanding Class B common shares. Enforcement of the pledges in an event of default under the Toggle Notes could impact corporate control and might trigger change of control provisions under the indentures.

In the future, we may issue options, restricted shares and other forms of share‑based compensation, which have the potential to dilute shareholder value and cause the price of our Class A common shares to decline.

We may offer share options, restricted shares and other forms of share‑based compensation to our directors, officers and employees in the future. If any options that we issue are exercised, or any restricted shares that we may issue vest, and those shares are sold into the public market, the market price of our Class A common shares may decline. In addition, the availability of Class A common shares for award under any equity incentive plan we may introduce, or the grant of share options, restricted shares or other forms of share‑based compensation, may adversely affect the market price of our Class A common shares.

Judgments obtained in U.S. courts against us may have to be enforced in Luxembourg.

We are incorporated under Luxembourg Law, a substantial portion of our assets are located outside of the United States and many of our directors and officers and certain other persons named in this annual report are, and will continue to be, non‑residents of the United States. As a result, although we have appointed an agent for service of process in the United States, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us or our directors and officers or to enforce, in a U.S. court, judgments obtained against us including for civil liabilities under the United States federal securities laws. Therefore, any judgments obtained in any U.S. federal or state court against us may have to be enforced in the courts of Luxembourg or other EU member states.

While we currently intend to pay quarterly cash dividends, we are a holding company and depend on dividends and other distributions from subsidiaries in order to do so.

Because we are a holding company, our ability to pay cash dividends on our shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing the current indebtedness of us and our subsidiaries or future indebtedness that we or our subsidiaries may incur.

Ardagh Group S.A.

Subject to any limitations referred to above, or as prescribed by Luxembourg Law, the declaration of future dividends, if any, will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors. In addition, under the indenture governing the Toggle Notes, the Parent Company is required to cause us to take all actions necessary or appropriate to permit the making of the maximum amount of dividends or other distributions that would be lawfully permitted to be declared and paid in order for it to meet its cash interest payment obligations. In certain circumstances, we may be required to make a special dividend to the Parent Company in order to comply with these obligations.

The rights and responsibilities of shareholders are governed by Luxembourg Law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our Articles and Luxembourg Law. In the performance of its duties, the board of directors is required to act as a collegiate body in the interest of the Company. It is possible that the Company may have interests that are different from your interests as a shareholder. If any member of our board of directors has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the Company, Luxembourg Law provides that such director will not be entitled to exercise his vote with respect to the approval of such transaction. If the interest of such a member of the board of directors does not conflict with the interests of the Company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction.

We anticipate that all of our shareholder meetings will take place in Luxembourg. Shareholders may vote by proxy or in person at any general meeting.

In addition, the rights of our shareholders are governed by Luxembourg Law and our Articles and differ from the rights of shareholders under U.S. law.

Our Articles include compulsory share transfer provisions that may not provide our minority shareholders with the same benefits as they would have in a merger of a Delaware corporation.

We have included in our Articles provisions that give the holder of 75% of the number of our outstanding common shares (which would include the Parent Company for so long as it holds the requisite number of our common shares) the right to acquire our outstanding shares held by all other holders at such time for a purchase price payable in cash that is equal to the fair market value of such shares, as determined by an independent investment banking firm of international reputation in accordance with the procedures contained in our Articles. These procedures include a dispute resolution provision permitting holders of at least 10% of the shares of the Company held by our minority shareholders at that time to dispute the purchase price proposed by the acquiring shareholder. It is uncertain whether our minority shareholders will be able to coordinate with each other in a manner that will enable them to take full advantage of these provisions. There can be no assurance that these provisions would result in a price as favorable to our minority shareholders as they would receive in a transaction subject to Delaware law and appraisal rights.

The supervoting rights of our Class B common shares and other anti‑takeover provisions in our Articles might discourage or delay attempts to acquire us.

In addition to the supervoting rights of our Class B common shares, our Articles contain provisions that may make the acquisition of our Company more difficult, including the following:

•Control by Class B common shareholders.  Our Articles provide for a dual class share structure, which, for so long as Class B common shares are issued and outstanding, will allow our Parent Company to control the outcome of most matters requiring shareholder approval, even if it owns Class B common shares representing significantly less than a majority of the Company’s issued and outstanding common shares. As a result, the

Ardagh Group S.A.

holders of our Class B common shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of the issued and outstanding Class A common shares.

•Classified Board.  Our board of directors is classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three‑year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the board of directors, and the prospect of that delay might deter a potential offeror.

•Notice Requirements for Shareholder Proposals.  Luxembourg Law and our Articles provide that one or more shareholders together holding at least the 10% threshold may request the addition of one or more items to the agenda of any general meeting. The request must be sent to the registered office by registered mail, at last five clear days before the meeting is held. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These requirements may make it difficult for our shareholders to bring matters before a general meeting.

•Special Resolutions.  Our Articles require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) an increase or decrease of the authorized or issued capital, (b) an amendment to our Articles and (c) dissolving the Company. Pursuant to our Articles, for any special resolutions to be considered at a general meeting the quorum is at least one‑half (1/2) of the share capital in issue present in person or by proxy, taking into account the par value of each Class A common share (€0.01) and the par value of each Class B common share (€0.10) (in effect one‑half (1/2) of the voting rights), unless otherwise mandatorily required by Luxembourg Law. Any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two‑thirds (2/3) of the votes validly cast on such resolution by shareholders entitled to vote.

These anti‑takeover provisions could discourage, delay or prevent a transaction involving a change in control of our Company, even if such transaction would benefit our shareholders.

We qualify for and rely on exemptions from certain corporate governance requirements.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and is a controlled company within the meaning of the NYSE corporate governance standards, entitled to certain limited corporate governance exemptions. Under these NYSE standards, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•a majority of the board of directors consist of independent directors;

•the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

Ardagh Group S.A.

•there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a controlled company, we utilize these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our audit, compensation and nominating and governance committees, our compensation and nominating and governance committees are not expected to be composed of independent directors.

As a result of the foregoing exemptions, we can cease voluntary compliance at any time, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a listed company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes‑Oxley Act and the listing standards of the NYSE. The requirements of these rules and regulations have, and will continue to, increase our legal, accounting, and financial compliance costs and make some activities more difficult, time consuming and costly.

The Sarbanes‑Oxley Act requires, among other things that, as a listed company, our principal executive officer and principal financial officer certify the effectiveness of our disclosure controls and procedures and, beginning with our second annual report as a listed company, our internal controls over financial reporting. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting. Ineffective disclosure controls and procedures or ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information.

Holders generally will be subject to a 15% withholding tax on payment of dividend distributions made on the Class A common shares under current Luxembourg tax law.

Under current Luxembourg tax law, payments of dividends made on the Class A common shares generally are subject to a 15% Luxembourg withholding tax. Certain exemptions or reductions in the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authority. For more information on the taxation implications, see, “Item 10. Additional Information - Taxation”

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our Articles and Luxembourg Law, including the laws governing joint stock companies. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg Law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg Law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg Law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Ardagh Group S.A.

Neither our Articles nor Luxembourg Law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Item 4. Information on the Company

A.	History and development of the company

Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. The Company operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base, until 1998, when Yeoman International, led by the current Chairman and Chief Executive Officer and major shareholder, Paul Coulson, took an initial stake in Ardagh. Paul Coulson became Chairman later that year.

Since 1999, we have played a major role in the consolidation of the global metal and glass packaging industries, completing 23 acquisitions and significantly increasing our scope, scale, and geographic presence. Acquisitions, divestments and investments in greenfield projects to strengthen our position in selected segments have included the following select transactions:

•In 1999, we acquired Rockware PLC in the U.K., from Owens‑Illinois for approximately GBP 247 million, which established the Company as the leading glass packaging producer in the UK and Ireland;

•In 2003, we acquired Hermann Heye in Germany, a leading supplier of engineering solutions to the glass packaging industry globally, as well as the owner of two glass packaging plants in Germany, which represented a foothold for potential further expansion in glass packaging in Germany;

•In 2005, we acquired Redfearn Glass, Rexam PLC’s U.K. glass packaging business for approximately GBP 50 million, strengthening our leading position in the U.K. glass packaging market;

•In 2007, we acquired Rexam PLC’s European glass packaging business for approximately €657 million, broadening our presence across Continental Europe;

•In 2010, we acquired Impress Group for approximately €1.7 billion, which diversified our presence into metal packaging;

•In 2012, we acquired Leone Industries Inc., a single plant glass packaging business in New Jersey, United States for  approximately $220 million, representing our first expansion into the U.S. glass packaging market;

•In 2012, we acquired Anchor Glass for $880 million, the third largest producer of glass packaging in the United States, operating eight glass packaging plants;

•In 2014, following an extensive regulatory review, we completed the VNA Acquisition, the second largest glass packaging producer in North America, with 15 manufacturing plants in the United States, for € 1.0 billion. The VNA Acquisition expanded our glass packaging business in North America into new geographies and end‑use categories. We also divested six former Anchor Glass plants and ancillary assets as a condition of gaining approval for this acquisition;

•In 2014, we divested our metal packaging businesses in Australia and New Zealand;

Ardagh Group S.A.

•In 2015, we completed an investment of approximately $220 million in two new can‑making facilities in Roanoke, Virginia and Reno, Nevada, as well as a significant expansion of our Conklin, New York, ends plant; and

•In 2016, we acquired 22 plants required to be divested by Ball Corporation and Rexam PLC as a condition of Ball Corporation’s acquisition of Rexam PLC. This acquisition, for a total consideration of €2.7 billion, broadened our presence in metal packaging to include leading global beverage can market positions.

B.	Business Overview

We are a leading supplier of innovative, value‑added rigid packaging solutions. Our products include metal and glass containers primarily for food and beverage markets, which are characterized by stable, consumer‑driven demand. Our end‑use categories include beer, wine, spirits, CSD, energy drinks, juices and flavored waters, as well as food, seafood and nutrition. We also supply the paints & coatings, chemicals, personal care, pharmaceuticals and general household end‑use categories. Our customers include a wide variety of leading consumer product companies which value our packaging products for their features, convenience and quality, as well as the end‑user appeal they offer through design, innovation, functionality, premium association and brand promotion. With our significant invested capital base, extensive technological capabilities and manufacturing know‑how, we believe we are well‑positioned to continue to meet the dynamic needs of our global customers. We have mainly built our Company through strategic acquisitions and have established leadership positions in large, attractive markets in beverage cans, food and specialty cans and glass containers.

We serve over 2,000 customers across more than 80 countries, comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of CPGs, which own some of the best known brands in the world. We have a stable customer base with longstanding relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver consistent margins.

We operate 109 production facilities in 22 countries and employ approximately 23,500 personnel. Our plant network includes 74 metal production facilities and 35 glass production facilities. Our plants are generally located in close proximity to our customers, with some located on‑site or near‑site to our customers’ filling locations. Certain facilities may also be dedicated to end‑use categories, enhancing product‑specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long‑lived production facilities, which, together with our skilled workforce and related manufacturing process know‑how, supports our competitive positions.

We are committed to market‑leading innovation and product development and maintain dedicated innovation, development and engineering centers in France, Germany, and the U.S. to support these efforts. These facilities focus on three main areas: (i) innovations that provide enhanced product design, differentiation and user friendliness for our customers and end‑use consumers; (ii) innovations that reduce input costs to generate cost savings for both our customers and us (downgauging and lightweighting); and (iii) developments to meet evolving product safety standards and regulations. Further, our subsidiary, Heye International, is a leading provider of engineering solutions to the glass container industry globally, with significant proprietary know‑how and expertise. We also have significant in‑house mold‑manufacturing expertise in Europe and the United States.

Our leading global positions have been established through acquisitions, with 23 successful acquisitions completed over the past 19 years. Most recently, on June 30, 2016, we completed the Beverage Can Acquisition, comprising 22 beverage can production facilities in Europe, North America and Brazil which, on a combined basis, we believe is the third largest beverage can business globally.

Ardagh Group S.A.

In addition to organic and acquisitive growth initiatives, we have also expanded our footprint through strategic investments in new capacity. For example, in 2014 we completed a glass furnace investment in the United Kingdom, supported by a long‑term contract with a large European customer. In 2015, we completed an investment of approximately $220 million in can‑making facilities in Roanoke, Virginia and Reno, Nevada, as well as a significant expansion of our Conklin, New York, ends plant. The new and expanded can-making facilities in the United States which positioned us to meet substantially all of the U.S. food can requirements of a major U.S. customer pursuant to a long‑term contract. Following the completion of the Beverage Can Acquisition in 2017, we initiated construction of an ends plant in Manaus, Brazil, to supply our two can-making facilities in that market. These initiatives, as well as other acquisitions and investments over many years, in existing and adjacent end‑use categories, have increased our scale and diversification and provided opportunities to grow our business with both existing and new customers.

Our net profit, Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2017 were €54 million, €1,340 million and €834 million, respectively.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2017:

Our Industry

The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal and glass container sectors and our target regions are Europe, North America and Brazil. Metal and glass containers are attractive to brand owners, as their strength and rigidity allows them to be filled at high speeds and easily transported, while their shelf‑stable nature means that refrigeration is not required, thereby resulting in further energy savings in the supply chain. The ability to customize and differentiate products supplied in metal and glass containers, through innovative design, shaping and printing, also appeals to our customers. Both the metal and the glass container markets have been marked by progressive downgauging (metal cans) and lightweighting (glass containers), which have generated material savings in input costs and logistics, while enhancing the consumer experience. This reduction in raw material and energy usage in the manufacturing process has also increased the appeal to end‑users, who are increasingly focused on sustainability.

Our Competitive Strengths

•Leader in Rigid Packaging.  We believe we are one of the leading suppliers of metal and glass packaging solutions, capable of supplying multi‑national CPGs in our target markets.

Ardagh Group S.A.

•We believe that we are the #2 supplier of metal cans by value (meaning total revenue derived from supplying to specific end‑markets and end‑use categories) in the European beverage can and food can end‑use categories and a leading supplier of metal cans by value in the European specialty end‑use categories. In addition, we believe that we are a leading supplier of food and beverage cans by value in the United States and Brazil.

•We believe that we are the #2 supplier of glass packaging by value globally. In the United States, we believe we are the #2 supplier of glass packaging by value, serving the beer, food, wine, spirits and non‑alcoholic beverage sectors. In addition, we believe we are the #3 supplier of glass packaging by value in Europe and the #1 supplier by value in Northern Europe, Germany, the United Kingdom and the Nordic region, serving the beer, food, wine, spirits, non‑alcoholic beverage and pharmaceutical end‑use categories.

We believe the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service underpins our leading positions.

•Long‑term relationships with diverse blue‑chip customer base.  We supply some of the world’s best‑known brands with innovative packaging solutions, and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational consumer products companies, large national and regional food and beverage companies, as well as numerous local companies. Some of our major customers include AB InBev, Akzo Nobel, Bacardi, Bonduelle, Britvic, Coca‑Cola, ConAgra Foods, Constellation Brands, Diageo, Heineken, The Kraft Heinz Company, Monster Beverage, Nestlé, Pernod Ricard, Procter & Gamble, JM Smucker and Unilever. Approximately two‑thirds of our revenues are derived from multi‑year contracts of between two and ten years, most of which include input cost pass‑through provisions.

•Focus on stable markets.  We derive over 90% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Furthermore, over 90% of our revenues are generated from the stable food and beverage end‑use categories, including fruit, vegetables, soups, sauces, seafood, pet food, beer, wine, spirits and non‑alcoholic beverages. In addition, in some of our end‑use categories, we serve customers in high‑growth categories, such as premium spirits, where customers value premium glass packaging, or powdered infant formula, where demand is driven by emerging market growth.

•Well‑invested asset base with significant scale and operational excellence.  We believe we have one of the most extensive plant networks in the rigid packaging industry. We operate 109 strategically‑located production facilities in 22 countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. Our asset base is well‑invested, with approximately €1.7 billion invested in capital expenditure in the five years ended December 31, 2017. We pursue continuous improvement in our facilities by applying Lean. To supplement our Lean initiatives and promote a culture of consistently pursuing excellence, we formed our Operational Support Group in Metal Packaging, Operational Excellence Group and Central Technical Services group in Glass Packaging to standardize and share best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability, and innovation, will enable us to continue to drive growth and profitability.

•Technical leadership and innovation.  We have advanced technical and manufacturing capabilities in both metal and glass packaging, including innovation, development and engineering centers in Europe and the United States. In addition, our subsidiary, Heye International, is a leading provider of engineering solutions to the glass container industry globally, with significant proprietary know‑how and expertise. We also have significant in‑house mold‑manufacturing expertise in Europe and the United States. We continually seek to

Ardagh Group S.A.

improve the quality of our products and processes, through focused investment in new technology. These capabilities have enabled us to develop a pipeline of product and process innovations to meet the dynamic needs of our customers. Our innovations have also been recognized with numerous industry awards and accreditations. We have significant expertise in the production of value‑added metal packaging, both aluminum and tinplate, with features such as high‑quality graphic designs, a wide range of shapes and sizes and convenience features, such as easy‑open ends and Easy Peel® and Easip® peelable lids, and introduced lightweight aluminum cans. In Glass Packaging, our focus has been on product development, process improvement and cost reduction, which has resulted in progressive advances such as container lightweighting and the increased use of cullet (recycled glass) in the production process. This has delivered significant environmental benefits by reducing the use of raw materials and energy.

•Highly contracted revenue base.  Approximately two‑thirds of our sales are made pursuant to multi‑year contracts, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs. Specifically, such arrangements include (i) multi‑year contracts that include input cost pass‑through and/or margin maintenance provisions and (ii) one‑year contracts that allow us to negotiate pricing levels for our products on an annual basis at the same time that we determine our input costs for the relevant year.

•Attractive proven track record of generating attractive growth through successful acquisitions and business optimization We have grown our business through a combination of acquisitions and combined with organic growth and business optimization, has significantly increased the size and scope of our Company and the breadth of our product offering. We have successfully integrated these acquired businesses and realized or exceeded targeted cost synergies. We believe we can continue to create value for shareholders through acquisitions, business optimization and synergy realization. In 1998, under Irish GAAP, our revenue and Adjusted EBITDA were €51 million and €10 million, respectively. In 2017, under IFRS, our revenue and Adjusted EBITDA have grown to €7,644 million and €1,340 million, respectively. We also believe we maintain attractive margins and generate significant cash flow and returns on capital for our shareholders. For the year ended December 31, 2017, our Adjusted EBITDA margin was 17.5% and our net cash from operating activities was €834 million. We believe we can maintain attractive margins and grow cash flow through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.

•Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team have extensive experience in the consumer packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Our board of directors, led by our Chairman and Chief Executive, has a high degree of indirect ownership in our Company, which we believe promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation, but we will continue to opportunistically engage in strategic capital investments and selective acquisitions that enhance shareholder value. We pursue these objectives through the following strategies:

•Grow Adjusted EBITDA and cash flow.  We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce our costs. To increase Adjusted EBITDA, we will continue to take decisive actions with respect to our assets and invest in our business, in line with our stringent

Ardagh Group S.A.

investment criteria. To increase cash generation, we continue to actively manage our working capital and capital expenditures.

•Enhance product mix and profitability.  We have enhanced our product mix over the years by replacing lower margin business with higher margin business. We will continue to develop long‑term partnerships with our global customers and selectively pursue opportunities with existing and new customers that will grow our business and enhance our overall profitability.

•Apply leading process technology and technical expertise. We intend to continue increasing productivity through the deployment of leading technology (including our internal engineering, innovation and design capabilities), and development and dissemination of best practices and know‑how across our operations.

•Emphasize operational excellence and optimize manufacturing base.  In managing our businesses, we seek to improve our efficiency, control costs and preserve and expand our margins. We have consistently reduced total costs through implementing operational efficiencies, streamlining our manufacturing base and investing in advanced technology to enhance our production capacity. We continue to take actions to reduce costs by optimizing our manufacturing footprint, including through further investment in advanced technology.

•Carefully evaluate and pursue acquisitions and other strategic opportunities.  We have achieved our current market positions by selectively pursuing acquisition and other strategic opportunities. Although our near‑term focus is primarily on de‑leveraging our Company, we will continue to evaluate opportunities in line with our objectives. We believe there are still significant opportunities for further growth by acquisition and we may selectively explore acquisition opportunities, in line with our stringent investment criteria and focus on enhancing shareholder value. Our acquisition criteria include (i) attractive bolt‑on acquisitions in existing markets, (ii) acquisitions that allow us access to critical technology, and (iii) new platform acquisitions that have scale positions and an attractive financial profile.

Our Divisions

Today, we manage our business in two divisions, Metal Packaging and Glass Packaging. The following charts illustrate the breakdown of our revenue and Adjusted EBITDA for the year ended December 31, 2017:

[
Revenue by Division	Adjusted EBITDA by Division

We are organized into four operating and reportable segments, Europe and Americas in Metal Packaging, and Europe and North America in Glass Packaging. Adjusted EBITDA is the performance measure used to manage and assess performance of our reportable segments.

Ardagh Group S.A.

Metal Packaging

We are a leading supplier of innovative, value‑added metal packaging for the consumer products industry. We currently supply a broad range of products, including aluminum and steel beverage cans, two‑piece aluminum, two‑piece tinplate and three‑piece tinplate food and specialty cans, and a wide range of can ends, including easy‑open and peelable ends. Many of our products feature high‑quality printed graphics, customized sizes and shapes or other innovative designs. Our products provide functionality and differentiation and enhance our customers’ brands on the shelf. In combination with efficient manufacturing and high service levels, this overall value proposition enables us to achieve margins in Metal Packaging that compare well with other large competitors in the sector.

Metal Packaging revenues represented 61% of our total revenues in 2017.

We believe that we are one of the leading suppliers of consumer metal packaging in the world, holding leading market positions in each of the end‑use categories that we serve. On June 30, 2016, we completed the Beverage Can Acquisition and we believe that we are now the #2 supplier of metal cans by value in the European beverage can and food can categories and a leading supplier of metal cans by value in the European specialty end‑use categories. In addition, we believe that we are a leading supplier of food and beverage cans by value in the United States and Brazil.

Products and Services

We are a leading supplier of innovative, value‑added metal packaging for the consumer products industry. We currently supply a broad range of products, including aluminum and steel beverage cans, two‑piece aluminum, two‑piece tinplate and three‑piece tinplate food and specialty cans, and a wide range of can ends, including easy‑open and peelable ends. Many of our products feature high‑quality printed graphics, customized sizes and shapes or other innovative designs. Our products provide functionality and differentiation and enhance our customers’ brands on the shelf.

Manufacturing and Production

As of December 31, 2017, we operated 74 production facilities in 21 countries and had approximately 11,200 employees. Our plants are currently located in 15 European countries, as well as in Brazil, Canada, Morocco, the Seychelles, South Korea and the United States.

The following table summarizes Metal Packaging’s principal production facilities as of December 31, 2017.

Location	Number of Production Facilities
Germany...........................................................................................	10
France.................................................................................................	9
Italy.....................................................................................................	8
Netherlands.......................................................................................	6
Other European countries(1).............................................................	21
United States.....................................................................................	14
Rest of the world(2)...........................................................................	6
74

(1)Austria, Czech Republic, Denmark, Hungary, Latvia, Poland, Romania, Russia, Spain, Ukraine and the United Kingdom.

(2)Brazil, Canada, Morocco, the Seychelles and South Korea.

Ardagh Group S.A.

Industry Overview

We operate in the consumer metal packaging industry, which can be broadly divided into (i) the processed food and specialties segments and (ii) the beverage segment. We are currently focused on the processed food and specialties markets, as well as the beverage can market.

The food can sector, which includes cans for a variety of food, pet food and seafood end uses, is a stable market. In Europe, the market is characterized by lightweight three‑piece and two‑piece cans with easy open or peelable ends that are decorated with high quality printed graphics and other innovative designs. In contrast, in the United States, food cans are typically heavier, with more modest levels of decoration, creating a growth opportunity for our products and innovations, including lighter‑weight cans incorporating advanced coating solutions. The specialty can sector is characterized by a number of different products and applications, including paints & coatings, aerosol, nutrition and other cans.The beverage can sector is growing in Europe and Brazil, while North America is stable. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration, a trend that is expected to continue.

We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging as a means to position their products in the market and differentiate them on retailers’ shelves. The development and production of premium, specialized packaging products with a combination of value‑added features requires a higher level of design capabilities, manufacturing and process know‑how and quality control than for more standardized products.

Customers

We operate worldwide, selling metal packaging for a wide range of consumer products to national and international customers. We supply leading manufacturers in each of the markets we serve, including AB InBev, AkzoNobel, Britvic, Coca‑Cola, Conagra Brands, Danone, Heineken, J.M. Smucker, The Kraft Heinz Company, L’Oréal, Mars, Mead Johnson, Monster Beverage, Nestlé, PepsiCo, Petrópolis, Procter & Gamble, Reckitt Benckiser, Thai Union and Unilever, among others.

The top ten metal packaging customers represented approximately 42% of 2017 metal revenues, more than two‑thirds of which were backed by multi‑year supply agreements, typically ranging from two‑ to ten‑years in duration. These contracts generally provide for the pass through of metal price fluctuations and, in most cases, all or most of variable cost movements, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi‑year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi‑year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one‑year’s duration, with prices based on expected purchase volumes.

Competitors

Our principal competitors in metal packaging include Ball Corporation, Crown Holdings, Silgan Holdings and Can Pack.

Energy, Raw Materials and Suppliers

The principal raw materials used in Metal Packaging are aluminum, steel (in both tin‑plated and tin‑free forms), coatings and lining compounds. In 2017, approximately 60% of metal raw materials spend related to aluminum and approximately 30% of metal raw materials spend related to tin‑plated steel and tin‑free steel. Our major aluminum

Ardagh Group S.A.

suppliers include Alcoa, Constellium, Elval, Norsk Hydro and Novellis. Our major steel suppliers include ArcelorMittal, ThyssenKrupp Rasselstein, U.S. Steel, Tata Steel, Dongbu Steel and Baosteel.

We continuously seek to minimize the price of raw materials and reduce exposure to price movements in a number of ways, including the following:

•harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing than smaller competitors;

•entering into variable‑priced pass‑through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;

•maintaining the focus on downgauging;

•continuing the process of reducing spoilage and waste in manufacturing;

•rationalizing the number of both specifications and suppliers; and

•hedging the price of aluminum ingot and the related euro/U.S. dollar exposure.

Aluminum is typically purchased under three year contracts, with prices that are fixed in advance. Despite an increase in the level of aluminum production being targeted to new end‑use applications, including automotive and aerospace, we believe that adequate quantities of the relevant grades of packaging aluminum will continue to be available from various producers and that we are not overly dependent upon any single supplier. Some of our aluminum requirements are subject to tolling arrangements with our customers, whereby risk and responsibility for the procurement of aluminum is managed by the customer.

We typically purchase steel under one‑year contracts, with prices that are usually fixed in advance. Agreements are generally renegotiated late in the year for effect from the beginning of the following calendar year. Despite significant reductions in steel production capacity in Europe over the past few years, we believe that adequate quantities of the relevant grades of packaging steel will continue to be available from various producers and that we are not overly dependent upon any single supplier.

Distribution

We use various freight and haulage contractors to make deliveries to customer sites or warehousing facilities. In some cases, customers make their own delivery arrangements and therefore may purchase from us on an ex‑works basis. Warehousing facilities are primarily situated at our manufacturing facilities; however, in some regions, we use networks of externally‑rented warehouses at strategic third‑party locations, close to major customers’ filling operations.

Intellectual Property and Innovation, Development and Engineering

Metal Packaging currently holds and maintains a significant number of patent families, each filed in several countries and covering a range of different products in each jurisdiction.

The majority of Metal Packaging’s innovation and development activities are primarily concentrated at our engineering facilities in Europe and the United States. These centers focus on serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, new product innovation, meeting new and anticipated legislative requirements, including those related to food safety, as well as technology and support services.

Ardagh Group S.A.

New product innovations include shaping and printing effects which differentiate Metal Packaging’s customers’ brands, and new designs for easy‑open ring‑pull ends, Easy Peel® and Easip® lids, which enhance convenience for the final consumer.

Costs incurred in connection with these innovation, development and engineering activities, which are included in cost of sales, amounted to €12 million for the year ended December 31, 2017 (2016: €13 million; 2015: €10 million).

Glass Packaging

We manufacture both proprietary and non‑proprietary glass containers for a variety of end‑use categories, mainly food and beverage. Our proprietary products are customized to the exact specifications of our customers and play an important role in their branding strategies. Our non‑proprietary products deliver consistent performance and product differentiation through value‑added decoration, including embossing, coating, printing and pressure‑sensitive labeling. Our product offerings and continuing focus on operational excellence have enabled us to meet and exceed our customers’ requirements and consistently generate margins in Glass Packaging that compare well with other large competitors in the sector.

Glass Packaging revenues represented 39% of our total revenues in 2017.

We believe we are the #1 supplier of glass packaging in Northern Europe by market share and the #3 supplier in Europe overall by market share, as well as the #2 supplier in the U.S. market by market share.

Products and Services

We manufacture both proprietary and non‑proprietary glass containers for a variety of end‑use categories, mainly food and beverage. Our proprietary products are customized to the exact specifications of our customers and play an important role in their branding strategies. Our non‑proprietary products deliver consistent performance and product differentiation through value‑added decoration, including embossing, coating, printing and pressure‑sensitive labeling.

In addition, Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations. Through Heye International, we design and supply glass packaging machinery and spare parts for existing glass packaging machinery. We also provide technical assistance to third‑party users of our equipment and licensees of our technology. For the 2017 fiscal year, these activities represented approximately 3% of Glass Packaging’s revenues.

Manufacturing and Production

As of December 31, 2017, we operated 35 glass plants with 73 glass furnaces and had approximately 12,300 employees. We have manufacturing operations in Denmark, Germany, Italy, the Netherlands, Poland, Sweden, the United Kingdom and the United States. We believe that our facilities are well maintained and that we generally have sufficient capacity to satisfy current and expected demand. We own all of our manufacturing facilities, some of which are subject to finance leases or similar financial arrangements. Certain of our warehousing facilities are leased from third parties.

Ardagh Group S.A.

The following table summarizes Glass Packaging’s principal production facilities as of December 31, 2017.

Location	Number of Production Facilities
Germany...........................................................................................................	8
Netherlands.....................................................................................................	2
Poland.................................................................................................................	3
United Kingdom.................................................................................................	4
Other European countries(1).............................................................................	3
United States...................................................................................................	15
35

(1)Denmark, Italy and Sweden.

Industry Overview

Glass packaging is utilized in a wide range of end‑use categories in the food and beverage market, as well as in applications such as pharmaceuticals, cosmetics and personal care. We principally operate in the food and beverage end‑use categories and benefit from the premium appeal of glass packaging to spirits, craft beer, wine and other brand owners, as higher levels of design and differentiation support end‑user brand perception and loyalty.

We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging as a means to position their products in the market and differentiate them on retailers’ shelves. The development and production of premium, specialized packaging products with a combination of value‑added features requires a higher level of design capabilities, manufacturing and process know‑how and quality control than for more standardized products. The glass packaging industry has continued to produce advances in light‑weighting technology and energy efficiency over many years, delivering supply chain benefits as well as reducing raw material and energy usage in the manufacturing process, thereby increasing the appeal to end‑users, who are increasingly focused on sustainability.

Customers

In certain product end‑use categories, such as beer, wine, spirits and non‑alcoholic beverages, revenues are relatively concentrated among a few key customers with whom we have strong, long‑term relationships, mirroring the recent consolidation in these end‑use categories. Our top ten customers in Glass Packaging accounted for 42% of total glass revenues in 2017. Some of our largest and longest‑standing customers include AB InBev, Bacardi, Carlsberg, Coca‑Cola, Constellation Brands, Diageo, Heineken, J.M. Smucker, The Kraft Heinz Company, Mizkan, PepsiCo, Pernod Ricard, Sazerac, and Treehouse Foods.

Approximately two‑thirds of our total glass packaging revenues are made pursuant to long‑term supply arrangements, a majority of which allow us to recover input cost inflation on some or all of our cost base. Our remaining sales are subject to shorter arrangements, largely annual, which have provided, and which we expect will continue to provide, the basis for long‑term partnership with our customers. These customer arrangements are typically renegotiated annually (in terms of price and expected volume) and typically we have been able to recover input cost inflation on a majority of our cost base, as demonstrated by the consistent margins we have generated over many years despite occasional volatility in certain input costs such as energy.

Ardagh Group S.A.

Competitors

Our principal competitors in glass packaging include Anchor Glass and Owens‑Illinois in North America and Owens‑Illinois, Verallia and Vidrala in Europe.

Energy, Raw Materials and Suppliers

We use natural gas, electricity, oil and oxygen to fuel our furnaces. We have developed substantial backup systems, which protect our operations in the case of an interruption of our primary energy sources. We tend to have several energy suppliers across each of Europe and the United States, with contractual pricing arrangements typically linked to the relevant market index. We seek to mitigate the inherent risk in energy price fluctuations through a combination of contractual customer pass‑through agreements, fixed‑price procurement contracts, index tracking procurement contracts and hedging.

We have developed an active hedging strategy. In Europe, we typically hedge in small tranches of volumes. Our policy is to hedge approximately 70% of our energy requirements before the beginning of the following year. In North America, contracts are predominantly multi‑year and provide for the pass‑through of movements in energy costs.

The primary raw materials used in our glass packaging operations are cullet (crushed recycled glass), sand, soda ash and limestone. We have several country suppliers of cullet and a number of global and regional suppliers of soda ash. We seek to optimize the use of recycled glass in our production process as this enables the other raw materials to melt at lower temperatures, thereby lowering our energy costs and carbon emissions and prolonging furnace life.

Distribution

We use various freight and haulage contractors to make deliveries to customer sites or warehousing facilities. In some cases, customers make their own delivery arrangements and therefore may purchase from us on an ex‑works basis. Warehousing facilities are primarily situated at our manufacturing facilities; however, in some regions, we use networks of externally‑rented warehouses at strategic third‑party locations, close to major customers’ filling operations.

Intellectual Property and Innovation, Development and Engineering

Heye International has an extensive portfolio of patents covering the design of equipment for the manufacture of glass packaging. It also has substantial proprietary knowledge of the technology and processes involved in the production of glass packaging, based on its history of more than 40 years as a leading supplier of engineering solutions to the industry globally. It has entered into a large number of agreements to provide technical assistance and technology support to glass packaging manufacturers for which it receives annual fees.

We support a significant innovation, development and design effort, particularly at Heye International and at our Crosmieres, France, facility, which we believe is important to our ability to compete effectively. We are a member of glass research associations and other organizations that are engaged in initiatives aimed at improving the manufacturing processes and the quality and design of products, while continuing to meet our environmental responsibilities. In addition, we have four glass engineering facilities as well as significant in‑house mold‑manufacturing expertise in Europe and the United States and we operate one of the largest in‑house decoration facilities in the European glass packaging industry.

Environmental, Health and Safety and Product Safety Regulation

Our operations and properties are regulated under a wide range of laws, ordinances and regulations and other legal requirements concerning the environment, health and safety and product safety in each jurisdiction in which we operate. We believe that our manufacturing facilities are in compliance, in all material respects, with these laws and regulations.

Ardagh Group S.A.

The principal environmental issues facing us include the impact on air quality through gas and particle emissions, including the emission of greenhouse gases, the environmental impact of the disposal of water used in our production processes, generation and disposal of waste, the receiving, use and storage of hazardous and non‑hazardous materials and the potential contamination and subsequent remediation of land, surface water and groundwater arising from our operations.

Our substantial operations in the EU are subject to, among additional requirements, the requirements of the IED, which requires that operators of industrial installations, including glass manufacturing installations, take into account the whole environmental performance of the installation and obtain and maintain compliance with a permit, which sets emission limit values that are based on best available techniques.

Our EU glass production facilities are also regulated under the EU ETS, now in its third phase which runs until 2020. Under this regime, the European Commission sets emission caps for greenhouse gases for all installations covered by the scheme, which are then implemented by Member States. Installations that emit less than their greenhouse gas emission cap can sell emission allowances on the open market and installations that exceed their emission cap are required to buy emission allowances and are penalized if they are unable to surrender the required amount of allowances at the end of each trading year. California has enacted a similar greenhouse gas reduction scheme that works on a cap and trade basis and that applies to our manufacturing operations in the state, requiring us to purchase offsets against our greenhouse gas emissions. Other states where we have operations, such as Washington, are expected to implement similar programs. In addition, the EPA has also begun to regulate certain greenhouse gas emissions under the Clean Air Act.

Furthermore, the EU Directive on environmental liability with regard to the prevention and remedying of environmental damage aims to make those who cause damage to the environment (specifically damage to habitats and species protected by EU law, damage to water resources and land contamination which presents a threat to human health) financially responsible for its remediation. It requires operators of industrial premises (including those which hold a permit governed by the IED) to take preventive measures to avoid environmental damage, inform the regulators when such damage has or may occur and to remediate contamination.

Our operations are also subject to stringent and complex U.S. federal, state and local laws and regulations relating to environmental protection, including the discharge of materials into the environment, health and safety and product safety including, but not limited to: the U.S. federal Clean Air Act, the U.S. federal Water Pollution Control Act of 1972, the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”). These laws and regulations may, among other things (i) require obtaining permits to conduct industrial operations; (ii) restrict the types and quantities and concentration of various substances that can be released into the environment; (iii) result in the suspension or revocation of necessary permits, licenses and authorizations; (iv) require that additional pollution controls be installed and (v) require remedial measures to mitigate pollution from former and ongoing operations, including related natural resource damages. Specifically, certain U.S. environmental laws, such as CERCLA, or Superfund, and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for the investigation and remediation of releases or the disposal of regulated materials into the environment including soil and groundwater, as well as for damages to natural resources.

In the United States and Canada, a number of government authorities have adopted or are considering legal requirements that would mandate certain rates of recycling, the use of recycled materials, or limitations on or preferences for certain types of packaging. In North America, sales of beverage cans and bottles are affected by governmental regulation of packaging, including deposit return laws. As of December 31, 2017, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container. In Canada, there are ten provinces and two territories with consumer deposits between 5 and 40 cents (Canadian), depending on the size of the container.

A number of U.S. states and Canadian provinces have recently considered or are now considering laws and regulations to encourage curbside, deposit return, and on‑premises recycling. Although there is no clear trend in the

Ardagh Group S.A.

direction of these state and provincial laws and regulations, we believe that U.S. states and Canadian provinces, as well as municipalities within those jurisdictions, will continue to adopt recycling laws which will affect supplies of post‑consumer recycled glass. As a large user of postconsumer recycled glass for bottle‑to‑bottle production, we have an interest in laws and regulations impacting supplies of such material in its markets.

We are also committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our company. See “Item 3. Key Information - Risk Factors - Risks Relating to Our Business—We are subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon us”.

Ardagh Group S.A.

C.	Organisational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2017.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH.............................	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH.........................................	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.....................	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o..........................................	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S.................................................................	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS...............................................	France	Metal Packaging
Ardagh MP West France SAS.....................................................................	France	Metal Packaging
Ardagh Metal Packaging France SAS.......................................................	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS...........................................	France	Metal Packaging
Ardagh Metal Beverage France SAS.........................................................	France	Metal Packaging
Ardagh Glass GmbH...................................................................................	Germany	Glass Packaging
Heye International GmbH...........................................................................	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH...............................................	Germany	Metal Packaging
Ardagh Germany MP GmbH.....................................................................	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH.....................................	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH.................................................	Germany	Metal Packaging
Ardagh Glass Sales Limited.......................................................................	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited.........................................................	Ireland	Glass and Metal Packaging
Ardagh Group Italy S.r.l..............................................................................	Italy	Glass and Metal Packaging
Ardagh Packaging Netherlands B.V..........................................................	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V..........................................................................	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V........................................................................	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V................................................	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V....................................	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V..................................................	Netherlands	Metal Packaging
Ardagh Glass S.A........................................................................................	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o................................................	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o....................................	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o..................................................	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL...............................................	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL.............................................................	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A..........................................................	Spain	Metal Packaging
Ardagh Glass Limmared AB.......................................................................	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH.....................................................	Switzerland	Metal Packaging
Ardagh Glass Limited.................................................................................	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited.............................................	United Kingdom	Metal Packaging
Ardagh Metal Beverage UK Limited...........................................................	United Kingdom	Metal Packaging
Ardagh Metal Packaging UK Limited.........................................................	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc..............................................................	United States	Metal Packaging
Ardagh Glass Inc........................................................................................	United States	Glass Packaging
Ardagh Metal Beverage USA Inc................................................................	United States	Metal Packaging

Ardagh Group S.A.

D.	Property, plant and equipment

See "Item 4. Information on the Company--B. Business Overview--Metal Packaging--Manufacturing and Production" and Item 4. Information on the Company--B. Business Overview--Glass Packaging--Manufacturing and Production"

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Group S.A. for the three‑year period ended December 31, 2017, including the related notes thereto, included elsewhere in this annual report. The following discussion should also be read in conjunction with “Item 3. Selected Financial Information”. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this annual report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the year as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet, sand, soda ash and limestone, and our ability to pass‑through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the pound, the U.S. dollar, Swedish krona, Polish zloty, Danish krone and the Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying Metal Packaging to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our Metal Packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products,

Ardagh Group S.A.

industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum and tinplate), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal containers manufacturing business.

Glass Packaging

Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. In the United States, for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demands for glass packaging for this end-use category. In response, the Company has undertaken a review of its Glass North America division. The Milford, Massachusetts, plant closure announced in January 2018 is one of the actions arising from this review. The Company intends to pursue growth opportunities in stronger performing end markets, such as food, wine and spirits. In order to avail of these opportunities, the company will convert production capacity from the mass beer sector to these alternative end markets. This will result in a reduction in overall production capacity, but an even greater reduction in our mass beer capacity.

The beverage sales within our Glass Packaging business are seasonal in nature, with stronger demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance, sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

Recent Acquisitions and Disposals

The Beverage Can Acquisition

On June 30, 2016, the Group closed the Beverage Can Acquisition for total consideration of €2.7 billion.

The VNA Acquisition

On April 11, 2014, the Group completed the purchase of 100% of the equity of VNA from Compagnie de Saint‑Gobain for a consideration of €1.0 billion.

Disposal of Former Anchor Glass Plants

On June 30, 2014, the Group completed the sale of six former Anchor Glass plants and certain related assets for a consideration of €319 million, on which we recognized a loss on disposal of €124 million.

Other disposals

During the year ended December 31, 2014, the Group disposed of a small business in the Metal Packaging division and also of its Metal Packaging operations in Australia and New Zealand for a total consideration of €78 million, on which the Group recognized a combined loss of €35 million.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in Note 2 to our audited consolidated financial statements for the year ended December 31, 2017. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Business combinations and goodwill

All business combinations are accounted for by applying the purchase method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

Ardagh Group S.A.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of CGUs that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Estimated impairment of goodwill

Goodwill acquired through a business combination has been allocated to groups of CGUs for the purpose of impairment testing based on the segment into which the business combination is assimilated. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. As at the reporting date, Metal Europe, Metal Americas, Beverage Europe, Beverage Americas, Glass Packaging Europe and Glass Packaging North America were the groups of CGUs to which goodwill was allocated and monitored.

The recoverable amount of a group of CGUs is determined based on value‑in‑use calculations. These calculations use cash flow projections based on financial budgets approved by management, extrapolated to cover a five‑year period. Growth rates of 1.5% have been assumed beyond the five‑year period. The terminal value is estimated based on capitalizing the year 5 cash flows in perpetuity. The discount rates used ranged from 7.3% ‑ 9.6% (2016: 8.3% ‑ 11.9%; 2015: 9.0% ‑ 9.9%). These rates are pre‑tax. These assumptions have been used for the analysis for each group of CGU. Management determined budgeted cash‑flows based on past performance and its expectations for the market development.

Key assumptions include management’s estimates of future profitability, replacement capital expenditure requirements, trade working capital investment needs and discount rates. The values applied to each of the key assumptions are derived from a combination of internal and external factors based on historical experience and take into account the stability of cash flows typically associated with these groups of CGUs.

If the estimated pre‑tax discount rate applied to the discounted cash flows had been +/−50 basis points than management’s estimates, the recoverable value of the CGUs would still have been in excess of their carrying value and no impairment would have arisen.

Income taxes

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different

Ardagh Group S.A.

from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Measurement of defined benefit obligations

We follow guidance of IAS 19 to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long‑term employee benefits and other end or service employee benefits, which are subject to similar fluctuations in value in the long term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the accounts take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.10	3.20
Rates of increase in salaries	2.00 - 3.00	2.00 - 3.00	2.50	2.50	2.60	2.20
Discount rates	3.80	4.45	1.68 - 2.24	1.57 - 2.06	2.70	2.80

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	21	21	21	21
Life expectancy, future pensioners	23	23	24	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated €180 million (2016: €243 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated €192 million (2016: €242 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated €80 million (2016: €93 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated €76 million (2016: €93 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated €86 million (2016: €93 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated €81 million (2016: €92 million).

Ardagh Group S.A.

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of €46 million at December 31, 2017 (2016: €63 million), holding all other assumptions constant.

Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long‑lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives are included in the accounting policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

Impairment tests for items of property, plant and equipment are performed on a CGU level basis. The recoverable amounts in property, plant and equipment are determined based on the higher of value‑in‑use or fair value less costs to sell.

Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairment of non‑current assets.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of ‘significant’ as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the columnar consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of financial statements’ (‘IAS 1’), which permits the inclusion of line items and subtotals that improve the understanding of performance.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Board. Amendments to IAS 7, ‘Statement of cash flows’, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going, unless stated otherwise.

IFRS 15, ‘Revenue from contracts with customers’ replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful

Ardagh Group S.A.

information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During 2017 the Group completed its assessment of the potential impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effects that this standard may have on the consolidated income statement and consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Based on the analysis performed to date, the Group does not expect that the adoption of the new standard will have a material impact on the amount of revenue recognized, when compared to the previous accounting guidance. The Group will recognize a contract asset as opposed to inventory as of the date of adoption of the new standard representing revenue that is accelerated as of that date under the new guidance. The Group expects that the adoption of the standard will not have any other material impact on the consolidated statement of financial position. The new guidance will have no impact on the consolidated statement of cash flows. The Group has determined that it shall report under the new standard on a modified retrospective basis upon adoption in the first quarter of 2018 which results in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption.

IFRS 9, ‘Financial instruments’, replaces IAS 39 ‘Financial instruments: Recognition and measurement’ (‘IAS 39’). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting. It also includes an expected credit loss model that replaces the incurred impairment loss model currently used as well as hedge accounting amendments. This standard became effective for annual periods commencing on or after January 1, 2018 and the Group has adopted the new standard from the effective date. The Group does not expect there to be a significant impact on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position in respect of the classification of financial assets and liabilities, the adoption of the new hedge accounting model and the introduction of an expected credit loss model.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Group’s assessment of the impact of IFRIC 23 is on-going and it is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Ardagh Group S.A.

A.	Operating results

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

	Year ended
	December 31,
	2017	2016
	(in € millions)
Revenue	7,644	6,345
Cost of sales	(6,406)	(5,236)
Gross profit	1,238	1,109
Sales, general and administration expenses	(402)	(416)
Intangible amortization	(235)	(173)
Operating profit	601	520
Net finance expense	(582)	(537)
Profit/(loss) before tax	19	(17)
Income tax credit/(charge)	35	(50)
Profit/(loss) for the year	54	(67)

Revenue

Revenue in the year ended December 31, 2017 increased by €1,299 million, or 20%, to €7,644 million, compared with €6,345 million in the year ended December 31, 2016. The full year effect of the Beverage Can Acquisition increased revenue by €1,301 million compared with the prior year. Excluding the impact of the Beverage Can Acquisition, revenue was broadly in line with the prior year, as adverse foreign currency translation effects of €102 million due mainly to unfavorable movements in U.S. dollar and the British pound versus the euro, an immaterial revision of charges for ancillary services from revenue to cost of goods sold in Glass Packaging North America of €15 million and unfavorable volume/mix effects of €7 million, were largely offset by the pass through of higher input costs in selling price.

Cost of sales

Cost of sales in the year ended December 31, 2017 increased by €1,170 million, or 22%, to €6,406 million, compared with €5,236 million in the year ended December 31, 2016. The increase in cost of sales was largely the result of the Beverage Can Acquisition, the revision of charges for ancillary services described above of €15 million and higher exceptional cost of sales of €70 million due mainly to higher impairment and restructuring charges. Operating and other cost reductions were partly offset by higher input costs. Further analysis of the movement in exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Gross profit

Gross profit in the year ended December 31, 2017 increased by €129 million, or 12%, to €1,238 million, compared with €1,109 million in the year ended December 31, 2016. Growth in gross profit was less than growth in revenue largely due to the mix effect of the Beverage Can Acquisition and higher exceptional cost of sales of €70 million. Gross profit percentage in the year ended December 31, 2017 decreased by 130 basis points to 16.2%, compared with 17.5% in the year ended December 31, 2016. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2017 decreased by 40 basis points to 17.3%, compared with 17.7% in the year ended December 31, 2016.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2017 decreased by €14 million, or 3%, to €402 million, compared with €416 million in the year ended December 31, 2016. Exceptional sales, general and

Ardagh Group S.A.

administration expenses decreased by €73 million in 2017 principally reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition, partly offset by costs incurred in relation to the IPO. Excluding exceptional costs, sales, general and administration expenses increased by €59 million, or 20% due largely to the Beverage Can Acquisition, partly offset by operating cost reductions.

Intangible amortization

Intangible amortization in the year ended December 31, 2017 increased by €62 million, or 36%, to €235 million, compared with €173 million in the year ended December 31, 2016. The increase was attributable to twelve months amortization of the intangible assets in 2017, arising from the Beverage Can Acquisition.

Operating profit

Operating profit in the year ended December 31, 2017 increased by €81 million, or 16%, to €601 million compared with €520 million in the year ended December 31, 2016. The increase in operating profit reflected higher gross profit and lower sales, general and administration expenses, partly offset by higher intangible amortization as described above.

Net finance expense

Net finance expense in the year ended December 31, 2017 increased by €45 million, or 8%, to €582 million, compared with €537 million in the year ended December 31, 2016. Net finance expense for the year ended December 31, 2017 and 2016 comprised the following:

	Year ended
	December 31,
	2017	2016
	(in € millions)
Interest expense	395	449
Net pension interest cost	22	24
Loss on derivative financial instruments	24	—
Foreign currency translation losses/(gains)	19	(18)
Exceptional net finance expense	123	87
Other finance income	(1)	(5)
Net finance expense	582	537

Interest expense in the year ended December 31, 2017 decreased by €54 million, or 12%, to €395 million, compared with €449 million in the year ended December 31, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the PIK Notes and the refinancing and redemption of certain debt securities in January, March, April, June and August 2017, partly offset by the full year effect of interest charged on debt raised to finance the Beverage Can Acquisition.

Foreign currency translation losses in the year ended December 31, 2017 increased by €37 million to a loss of €19 million compared with a gain of €18 million in the year ended December 31, 2016. The increase was due primarily to unfavorable foreign exchange movements in the U.S. dollar in the year ended December 31, 2017 and foreign currency translation gains recognized on the PIK Notes in 2016, which following the 2016 redemption of the PIK Notes was not recognized in 2017.

Loss on derivative financial instruments in the year ended December 31, 2017 was €24 million compared to €nil in the year ended December 31, 2016. These losses relate primarily to ineffectiveness on the CCIRS used to hedge the Group’s foreign currency and interest rate risk.

Ardagh Group S.A.

Exceptional net finance expense in the year ended December 31, 2017 increased by €36 million to €123 million compared with €87 million in the year ended December 31, 2016. Exceptional net finance expense in the year ended December 31, 2017 of €123 million relates to costs associated with the debt refinancing and redemption in January, March, April, June and August 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts of €109 million, as well as a loss of €14 million recognized on the termination of certain of the Group’s CCIRS. The €87 million net finance expense in 2016 comprises one-off expenses of €165 million net of a one-off credit of €78 million. Further analysis of the movement in exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Income tax expense

Income tax expense in the year ended December 31, 2017 reduced by €85 million, or 170%, to a tax credit of €35 million, compared with a tax charge of €50 million in the year ended December 31, 2016. The decrease in income tax expense is primarily attributable an increase in the tax credit on the re-measurement of deferred taxes of €64 million (mainly due to a tax credit of €68 million arising on the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America), in addition to an increase of €36 million in the tax credit relating to income taxed at rates other than standard tax rates (due to changes in the profitability mix during 2017; in particular relating to decreased profitability in Glass Packaging North America), a reduction of €9 million in the tax effect of non-deductible items, a reduction of €1 million in the tax charge on tax losses for which no deferred income tax was recognized and an increase of €1 million in tax credits in respect of prior years. These decreases were partially offset by an increase in the profit before tax of €36 million (tax effect of €10 million at the standard rate of Luxembourg corporation tax), an increase of €6 million in income subject to other taxes, and an increase of €10 million in other tax items.

The effective income tax rate for the year ended December 31, 2017 was (184%) compared to an effective income tax rate for the year ended December 31, 2016 of (294%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The profit before tax for the year ended December 31, 2017 increased by €36 million to €19 million, compared with a loss before tax of €17 million in the year ended December 31, 2016, and, together with the tax credit arising on the enactment of the TCJA and changes in the profitability mix during 2017 outlined above, are the primary drivers of the movement in the effective tax rate.

As a result of movements in profits and losses outlined above, in addition to non‑deductible interest expense and the tax credit arising on the enactment of the TCJA, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will decrease the levels of non‑deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Profit/(loss) for the year

As a result of the items described above, the profit in the year ended December 31, 2017 increased by €121 million to €54 million, compared with a loss of €67 million in the year ended December 31, 2016.

Ardagh Group S.A.

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

	Year ended
	December 31,
	2016	2015
	(in € millions)
Revenue	6,345	5,199
Cost of sales	(5,236)	(4,322)
Gross profit	1,109	877
Sales, general and administration expenses	(416)	(318)
Intangible amortization	(173)	(109)
Operating profit	520	450
Net finance expense	(537)	(527)
Loss before tax	(17)	(77)
Income tax charge	(50)	(63)
Loss for the year	(67)	(140)

Revenue

Revenue in the year ended December 31, 2016 increased by €1,146 million, or 22%, to €6,345 million, compared with €5,199 million in the year ended December 31, 2015. The Beverage Can Acquisition increased revenue by €1,351 million compared with the prior year. Adverse foreign currency translation effects reduced revenue by €61 million compared with 2015, which was largely attributable to an unfavorable movement in the British pound. Revenue was further reduced by €56 million due to a reduction in selling prices as lower input costs were passed through to customers and volume/mix effects reduced revenue by €88 million, primarily due to lower beer volumes and an immaterial revision of charges for ancillary services from revenue to cost of goods sold in Glass North America.

Cost of sales

Cost of sales in the year ended December 31, 2016 increased by €914 million, or 21%, to €5,236 million, compared with €4,322 million in the year ended December 31, 2015. The increase in cost of sales in 2016 was largely the result of the Beverage Can Acquisition partly offset by lower input costs and volumes, plant productivity improvements, the revision of ancillary services described above, favorable currency translation movements and a reduction of €22 million in exceptional cost of sales. Further analysis of the movement in exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Gross profit

Gross profit in the year ended December 31, 2016 increased by €232 million, or 26%, to €1,109 million, compared with €877 million in the year ended December 31, 2015. Growth in gross profit was ahead of the growth in revenue largely due to reduced exceptional cost of sales described above and also plant productivity improvements. Gross profit percentage in the year ended December 31, 2016 increased by 60 basis points to 17.5%, compared with 16.9% in the year ended December 31, 2015. The increase is largely attributable to the reduction in exceptional cost of sales.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2016 increased by €98 million, or 31%, to €416 million, compared with €318 million in the year ended December 31, 2015. Exceptional sales, general and administration expenses increased by €72 million in 2016 mostly reflecting professional fees and other costs incurred in connection with the Beverage Can Acquisition, partly offset by lower IPO costs. Excluding exceptional costs, sales,

Ardagh Group S.A.

general and administration expenses increased by €26 million mainly due to the Beverage Can Acquisition. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Intangible amortization

Intangible amortization in the year ended December 31, 2016 increased by €64 million, or 59%, to €173 million, compared with €109 million in the year ended December 31, 2015. The increase was attributable to six months amortization of the intangible assets in 2016 arising from the Beverage Can Acquisition.

Operating profit

Operating profit in the year ended December 31, 2016 increased by €70 million, or 16%, to €520 million compared with €450 million in the year ended December 31, 2015. The increase in operating profit reflected increased gross profit partly offset by higher sales, general and administration expenses and intangible amortization as described above.

Net finance expense

Net finance expense in the year ended December 31, 2016 increased by €10 million, or 2%, to €537 million, compared with €527 million in the year ended December 31, 2015. Net finance expense for the year ended December 31, 2016 and 2015 comprised the following:

	Year ended
	December 31,
	2016	2015
	(in € millions)
Interest expense	449	412
Net pension interest cost	24	23
Foreign currency translation (gains)/losses	(18)	77
Exceptional net finance expense	87	13
Other finance (income)/expense	(5)	2
Net finance expense	537	527

Interest expense in the year ended December 31, 2016 increased by €37 million, or 9%, to €449 million, compared with €412 million in the year ended December 31, 2015. The increase in net finance expense was largely attributable to the €2.7 billion of debt raised to finance the Beverage Can Acquisition, partly offset by lower interest rates primarily due to the refinancing of €1.3 billion of certain debt securities in May 2016 and the repayment of the Senior PIK Notes due 2019 in September 2016.

Foreign currency translation gains in the year ended December 31, 2016 increased by €95 million to a gain of €18 million compared with a loss of €77 million in the year ended December 31, 2015. The increase was due to depreciation in the U.S. dollar versus the euro since December 31, 2015.

Exceptional net finance expense in the year ended December 31, 2016 increased by €74 million to €87 million compared with €13 million in the year ended December 31, 2015. The €87 million net finance expense in 2016 comprises one‑off expenses of €165 million net of a one‑off credit of €78 million. The one‑off expenses principally related to the early redemption premiums and accelerated amortization of deferred financing costs associated with the debt refinancing in May 2016 and the repayment of the PIK Notes in September 2016. The €78 million one‑off credit related to the fair value movement on cross currency interest rate swaps entered into during the second quarter in 2016 following the

Ardagh Group S.A.

financing of the Beverage Can Acquisition for which hedge accounting was not applied until the third quarter in 2016. Further analysis of exceptional items is set out in the ‘Supplemental Management’s Discussion and Analysis’ section.

Income tax expense

Income tax expense in the year ended December 31, 2016 reduced by €13 million, or 21%, to €50 million, compared with €63 million in the year ended December 31, 2015. The decrease in income tax expense is primarily attributable to the reduction in the tax effect of non-deductible items of €25 million (largely due to net finance expense), in addition to a €8 million decrease in the tax expense associated with income taxed at rates other than standard tax rates and a €2 million reduction in the tax effect of income subject to other taxes. These decreases were partially offset by the reduction in the loss before tax of €60 million (tax effect of €17 million at the standard rate of Luxembourg corporation tax) and a decrease in credits in respect of prior years of €5 million.

The effective income tax rate for the year ended December 31, 2016 was (294%) compared to an effective income tax rate for the year ended December 31, 2015 of (82%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The loss before tax for the year ended December 31, 2016 decreased by €60 million to €17 million, compared with a loss before tax of €77 million in the year ended December 31, 2015, and is the primary driver of the movement in the effective tax rate.

As a result of movements in losses outlined above and non-deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will decrease the levels of non-deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

Loss for the year

As a result of the items described above, the loss for the year ended December 31, 2016 reduced by €73 million to €67 million, compared with a loss of €140 million in the year ended December 31, 2015.

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the year to Adjusted EBITDA see footnote 6 to the Summary Consolidated Financial and Other Data of Ardagh Group S.A.

Adjusted EBITDA in the year ended December 31, 2017 increased by €182 million, or 16%, to €1,340 million compared with €1,158 million in the year ended December 31, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by €175 million compared with the prior year. Adverse foreign currency translation effects reduced Adjusted EBITDA by €20 million compared with 2016 which was largely attributable to unfavorable movements in the British pound and U.S. dollar. Excluding the Beverage Can Acquisition and foreign currency, Adjusted EBITDA

Ardagh Group S.A.

grew by €27 million in the year largely reflecting the achievement of operating and other cost savings, partly offset by higher input costs.

Adjusted EBITDA in the year ended December 31, 2016 increased by €224 million, or 24%, to €1,158 million compared with €934 million in the year ended December 31, 2015. The Beverage Can Acquisition increased Adjusted EBITDA by €198 million compared with the prior year. Adverse foreign currency translation effects reduced Adjusted EBITDA by €11 million compared with 2015 which was largely attributable to an unfavorable movement in the British pound. Excluding the acquisition and foreign currency, Adjusted EBITDA grew by €37 million in the year largely reflecting improved plant productivity as lower selling prices and an adverse volume/mix impact were offset by lower input costs.

Exceptional Items

The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Year ended
	December 31,
	2017	2016	2015
	(in € millions)
Exceptional impairment - property, plant and equipment	46	8	—
Restructuring costs	32	14	12
Start - up costs	7	5	27
Exceptional impairment - working capital	—	—	(2)
Non - cash inventory adjustment	—	9	—
Past service credit	—	(21)	—
Exceptional items - cost of sales	85	15	37
Transaction related costs - acquisition, integration and IPO	43	114	41
Restructuring and other costs	—	2	3
Exceptional items - SGA expenses	43	116	44
Debt refinancing and settlement costs	109	140	13
Exceptional loss on derivative financial instruments	14	10	—
Interest payable on acquisition notes	—	15	—
Exceptional items - finance expense	123	165	13
Exceptional gain on derivative financial instruments	—	(78)	—
Exceptional items - finance income	—	(78)	—
Total exceptional items	251	218	94

2017

Exceptional items of €251 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•	€46 million plant, property and equipment impairment charges arising principally from capacity realignment in Glass Packaging North America and Metal Packaging Europe.
•

€43 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Acquisition and other IPO and transaction related costs.

Ardagh Group S.A.

•

€14 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound CCIRS, of which €11 million relates to cumulative losses recycled from other comprehensive income.

•	€32 million relating to capacity realignment and restructuring costs in Metal Packaging Europe.
•	€7 million of start-up costs in Metal Packaging Americas and Glass Packaging North America.

2016

Exceptional items of €218 million have been recognized in the year ended December 31, 2016, primarily comprising:

•	€21 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	Restructuring costs relate principally to €7 million in Metal Packaging Europe, €2 million in Metal Packaging Americas and €4 million in Glass Packaging North America
•	€114 million transaction related costs attributable primarily to the IPO and Beverage Can Acquisition.
•

€140 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	€15 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

€8 million plant, property and equipment impairment charges, of which €5 million relates to impairment of plant and machinery in Metal Packaging Europe and €3 million relates to the impairment of a plant in Metal Packaging Americas.

•

€78 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

•	The €10 million exceptiona loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.

2015

Exceptional items of €94 million have been incurred in the year ended December 31, 2015, primarily comprising:

•	€38 million transaction costs, largely associated with the Group’s withdrawn initial public offering of its Metal Packaging business.
•	€27 million start‑up costs which primarily relate to the strategic growth investment in Metal Packaging Americas.

Ardagh Group S.A.

•	Restructuring costs of €9 million in Metal Packaging Europe and €5 million in Glass Packaging North America.
•

€13 million finance costs comprised of €8 million premium on redemption of the €180 million 8¾% Senior notes due 2020 and repaid in February 2015, €3 million accelerated amortization of deferred finance costs relating to these notes and €2 million other finance costs.

Segment Information

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

	Year ended
	December 31,
	2017	2016
	(in € millions)
Revenue
Metal Packaging Europe	2,967	2,235
Metal Packaging Americas	1,714	1,059
Glass Packaging Europe	1,376	1,392
Glass Packaging North America	1,587	1,659
Total Revenue	7,644	6,345
Adjusted EBITDA
Metal Packaging Europe	491	366
Metal Packaging Americas	235	139
Glass Packaging Europe	301	296
Glass Packaging North America	313	357
Adjusted EBITDA	1,340	1,158

Revenue

Metal Packaging Europe. Revenue increased by €732 million, or 33%, to €2,967 million in the year ended December 31, 2017, compared with €2,235 million in the year ended December 31, 2016. Revenue growth principally reflected the Beverage Can Acquisition in June 2016, which increased revenue by €680 million, and the pass through of higher input costs, partly offset by adverse foreign currency translation effects of €28 million largely attributable to unfavorable movements in the British pound. Volume/mix was in line with the prior year.

Metal Packaging Americas. Revenue increased by €655 million, or 62% to €1,714 million in the year ended December 31, 2017, compared with €1,059 million in the year ended December 31, 2016. Revenue growth reflected the Beverage Can Acquisition in June 2016, increasing revenue by €621 million, the pass through of higher input costs and favorable volume/mix effects of 1% of prior year revenues adjusted for foreign currency and the impact of the Beverage Can Acquisition, partly offset by adverse foreign currency translation effects of €25 million.

Glass Packaging Europe. Revenue decreased by €16 million, or 1%, to €1,376 million in the year ended December 31, 2017, compared with €1,392 million in the year ended December 31, 2016. The decrease in revenue is due largely to adverse foreign currency translation effects of €27 million largely attributable to unfavorable movements in the British pound and the pass through of lower input costs, partly offset by favorable volume/mix effects of 2%.

Glass Packaging North America. Revenue reduced by €72 million or 4% to €1,587 million in the year ended December 31, 2017, compared with €1,659 million in the year ended December 31, 2016. The decline in revenue chiefly reflects lower volume/mix effects of 3%, primarily in the beer end market, adverse foreign currency translation effects of

Ardagh Group S.A.

€22 million and the reclassification of charges for ancillary services from revenue to cost of goods sold of €15 million, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by €125 million, or 34%, to €491 million in the year ended December 31, 2017, compared with €366 million in the year ended December 31, 2016. Adjusted EBITDA growth primarily reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €104 million, stable volume/mix and the achievement of operating and other cost savings of 5% of prior year EBITDA adjusted for foreign currency and the impact of the Beverage Can Acquisition, partly offset by adverse foreign currency translation effects of €5 million.

Metal Packaging Americas. Adjusted EBITDA increased by €96 million, or 69%, to €235 million in the year ended December 31, 2017, compared with €139 million in the year ended December 31, 2016. Adjusted EBITDA growth chiefly reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by €71 million, the achievement of operating and other cost savings of 10% and favorable volume/mix effects, partly offset by adverse foreign currency translation effects of €4 million.

Glass Packaging Europe. Adjusted EBITDA increased by €5 million, or 2%, to €301 million in the year ended December 31, 2017, compared with €296 million in the year ended December 31, 2016. Adjusted EBITDA growth mainly reflected operating and other cost savings of 2% and favorable volume/mix effects partly offset by adverse foreign currency translation effects of €6 million.

Glass Packaging North America. Adjusted EBITDA decreased by €44 million or 12% to €313 million in the year ended December 31, 2017, compared with €357 million in the year ended December 31, 2016. The decline in Adjusted EBITDA is due mainly to lower volume/mix, as well as higher freight and operating and other costs of 7% and adverse foreign currency translation effects of €5 million.

Year Ended December 31, 2016 compared to Year Ended December 31, 2015

	Year ended
	December 31,
	2016	2015
	(in € millions)
Revenue
Metal Packaging Europe	2,235	1,650
Metal Packaging Americas	1,059	390
Glass Packaging Europe	1,392	1,452
Glass Packaging North America	1,659	1,707
Total Revenue	6,345	5,199
Adjusted EBITDA
Metal Packaging Europe	366	260
Metal Packaging Americas	139	44
Glass Packaging Europe	296	284
Glass Packaging North America	357	346
Total Adjusted EBITDA	1,158	934

Revenue

Metal Packaging Europe. Revenue increased by €585 million, or 35%, to €2,235 million in the year ended December 31, 2016, compared with €1,650 million in the year ended December 31, 2015. Revenue growth reflected the
Ardagh Group S.A.

Beverage Can Acquisition in June 2016, which increased revenue by €657 million. Volume/mix lowered revenue by €14 million primarily due to lower food sales and the pass through of lower metal costs to customers further reduced revenue by €37 million. Foreign currency translation effects reduced sales by €21 million largely due to unfavorable movements in the British pound.

Metal Packaging Americas. Revenue increased by €669 million, or 172%, to €1,059 million in the year ended December 31, 2016, compared with €390 million in the year ended December 31, 2015. Revenue growth reflected the Beverage Can Acquisition in June 2016, increasing revenue by €693 million. Excluding the acquisition, revenue declined by €24 million representing lower prices of €10 million due to the pass through to customers of lower metal prices and €14 million related to lower volumes.

Glass Packaging Europe. Revenue fell by €60 million, or 4%, to €1,392 million in the year ended December 31, 2016, compared with €1,452 million in the year ended December 31, 2015. Foreign currency translation effects represented €51 million of the decrease mostly attributable to unfavorable movements in the British pound, with organic revenue decreasing by €9 million, which was attributable to lower selling prices of €17 million partially offset by higher volumes of €8 million.

Glass Packaging North America. Revenue reduced by €48 million or 3% to €1,659 million in the year ended December 31, 2016, compared with €1,707 million in the year ended December 31, 2015. Currency translation effects increased revenue by €11 million attributable to an appreciation in the U.S. dollar and price increases to customers increased sales by a further €9 million. These increases were more than offset by volume declines of €69 million primarily due to lower beer sales and the reclassification of charges for ancillary services from revenue to cost of goods sold.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by € 106 million, or 41%, to €366 million in the year ended December 31, 2016, compared with €260 million in the year ended December 31, 2015. Adjusted EBITDA growth reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by € 111 million. Volume/mix lowered Adjusted EBITDA by €4 million primarily due to lower food sales. The pass through of lower metal costs to customers net of lower input costs reduced Adjusted EBITDA by €8 million which was offset by production efficiencies of €11 million. Foreign currency translation effects reduced Adjusted EBITDA by €4 million, mainly attributable to unfavorable movements in the British pound.

Metal Packaging Americas. Adjusted EBITDA increased by €95 million, or 216%, to €139 million in the year ended December 31, 2016, compared with €44 million in the year ended December 31, 2015. Adjusted EBITDA growth reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by €87 million with the balance attributable to reductions in input and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by €12 million, or 4%, to €296 million in the year ended December 31, 2016, compared with €284 million in the year ended December 31, 2015. Currency translation effects reduced Adjusted EBITDA by €9 million, mostly attributable to an unfavorable movement in the British pound, while Adjusted EBITDA before currency translation effects increased by €21 million, primarily representing lower selling prices more than offset by lower input costs, principally energy. Adverse mix was more than offset by production efficiencies.

Glass Packaging North America. Adjusted EBITDA increased by €11 million or 3% to €357 million in the year ended December 31, 2016, compared with €346 million in the year ended December 31, 2015. Currency translation effects increased Adjusted EBITDA by €2 million and price increases to customers increased Adjusted EBITDA by a further €9 million. The impact of lower volumes was more than offset by lower input costs and production efficiencies.

Ardagh Group S.A.

B.	Liquidity and Capital Resources

Cash Requirements Related to Operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Group’s Global Asset Based Loan facility $850 million. These and other sources of external financing are described further in the following table. Our principal credit agreements and indentures are also filed as exhibits to this annual report.

Both our metal and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. The investment in working capital for Metal Packaging excluding beverage generally builds over the first three quarters of the year, in line with agricultural harvest periods, and then unwinds in the fourth quarter, with the calendar year‑end being the low point. Demand for our metal beverage and glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and Glass Packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements as of December 31, 2017.

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	€m	€m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	834	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	596	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	451	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,414	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,376	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	367	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	678
Finance Lease Obligations	GBP/EUR	—		Amortizing	7	7	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						6,988	679
Deferred debt issue costs and bond premium						(60)	—
Net borrowings / undrawn facilities						6,928	679
Cash and cash equivalents						(654)	654
Derivative financial instruments used to hedge foreign currency and interest rate risk						251	—
Net debt / available liquidity						6,525	1,333

In December 2017, the Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories and the bank accounts where the associated cash flows are received, replaces the HSBC Securitization Program and the Bank of America Facility.

As of December 31, 2017, the Group had undrawn credit lines of up to €679 million at our disposal, together with cash equivalents and restricted cash of €654 million, giving rise to available liquidity of €1,333 million. As of December 31, 2017, the Group was in compliance with all financial and non‑financial covenants under our principal financing arrangements.

Ardagh Group S.A.

The following table outlines the minimum debt repayments we are obligated to make for the twelve months ending December 31, 2018. This table assumes that the minimum net principal repayment will be made, as provided for under each credit facility. It further assumes that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2018
		(in millions)			(in € millions)
Finance lease obligations	GBP/EUR	7		Amortizing	1
Other borrowings/credit lines	EUR	3		Amortizing	1

The Group believes it has adequate liquidity to satisfy our cash needs for at least the next 12 months. In the year ended December 31, 2017, the Group reported operating profit of €601 million, cash generated from operating activities of €1,330 million and generated Adjusted EBITDA of €1,340 million.

The Group generates substantial cash flow from our operations and had €654 million in cash and cash equivalents and restricted cash as of December 31, 2017, as well as available but undrawn liquidity of €679 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities and dividend payments for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that our long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the years set forth below:

	Year ended December 31,
	2017	2016	2015
	(in € millions)
Operating profit	601	520	450
Depreciation and amortization	611	507	403
Exceptional operating items	128	131	81
Movement in working capital(1)	64	120	90
Acquisition-related, IPO, start-up and other exceptional costs paid	(65)	(159)	(54)
Exceptional restructuring paid	(9)	(10)	(20)
Cash generated from operations	1,330	1,109	950
Interest paid — excluding cumulative PIK interest paid(2)	(406)	(372)	(323)
Cumulative PIK interest paid	—	(184)	—
Income tax paid	(90)	(84)	(59)
Net cash from operating activities	834	469	568
Purchase of businesses	—	(2,685)	—
Capital expenditure(3)	(436)	(318)	(304)
Net cash used in investing activities	(436)	(3,003)	(304)
Proceeds from borrowings	3,497	3,950	—
Repayment of borrowings	(4,061)	(2,322)	(198)
Proceeds from borrowings with related party	—	673	—
Proceeds from share issuance	306	6	—
Contribution from parent	—	431	—
Repayment of borrowings issued to related party	—	404	—
Dividend paid	(148)	(270)	—
Early redemption costs paid	(85)	(108)	(8)
Deferred debt issued costs paid	(35)	(60)	(1)
Proceeds from termination of derivative financial instruments	42	—	81
Net (outflow)/inflow from financing activities	(484)	2,704	(126)
Net (decrease)/increase in cash and cash equivalents	(86)	170	138
Exchange (losses)/gains on cash and cash equivalents	(32)	49	1
Net (decrease)/increase in cash and cash equivalents after exchange (losses)/gains	(118)	219	139

(1)	Working capital is made up of inventories, trade and other receivables, trade and other payables and current provisions.
(2)	Includes exceptional interest paid of €2 million and €25 million during the years ended December 31, 2017 and 2016 respectively. No exceptional interest was paid in the year ended December 31, 2015.
(3)	Capital expenditure is net of proceeds from the disposal of property, plant and equipment.

Ardagh Group S.A.

Net cash from operating activities

Net cash from operating activities increased by €365 million from €469 million in the year ended December 31, 2016, to €834 million in the year ended December 31, 2017. The year on year increase was primarily due an increase of €81 million in operating profit in the year ended December 31, 2017 compared with 2016, an increase of €104 million in depreciation and amortization, lower interest paid (including cumulative PIK interest) of €150 million and lower acquisition-related, IPO, start-up and other exceptional costs paid of €94 million, partly offset by a reduction in working capital inflow of €56m and higher income tax paid of €6 million. The increase in operating profit and depreciation and amortization principally related to the Beverage Can Acquisition.

Net cash from operating activities was €469 million in the year ended December 31, 2016, compared with €568 million in the same period in 2015. The year on year decrease was primarily due to payment of cumulative interest on our PIK Notes repaid in September 2016 of €184 million, an increase of €70 million in operating profit in the year ended December 31, 2016 compared with the prior year, which was attributable to the Beverage Can Acquisition, an increase of €104 million in depreciation and amortization and a decrease of €30 million in working capital. The €40 million increase in depreciation and €64 million increase in amortization were both principally related to the Beverage Can Acquisition. These increases were partially offset by an increase in exceptional acquisition related, IPO and start‑up costs paid and an increase of €49 million and €25 million in interest and tax paid, respectively, both primarily associated with the Beverage Can Acquisition.

Net cash used in investing activities

Net cash used in investing activities decreased by €2,567 million to €436 million in the year ended December 31, 2017 compared with the same period in 2016. The decrease was mainly due to the cash consideration paid for the acquisition of the Beverage Can Business in June 2016, partly offset by increased capital expenditure principally in  Metal Packaging Europe and Metal Packaging Americas.

Net cash used in investing activities increased by €2,699 million to €3,003 million in the year ended December 31, 2016 compared with the same period in 2015. The increase was primarily due the cash consideration paid in connection with the Beverage Can Acquisition in 2016.

Net (outflow)/inflow from financing activities

Net cash from financing activities represented an outflow of €484 million in the year ended December 31, 2017 compared with a €2,704 million inflow in the same period in 2016. Proceeds from borrowings (€3,497 million) mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017, (b) the issuance of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Secured Notes due 2025 in March 2017 and (c) £400 million from the issuance of 4.750% Senior Notes due 2027 in June 2017. Repayment of borrowings (€4,061 million) mainly comprises: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €1,155 million 4.250% First Priority Senior Secured Notes due 2022, the repayment of $663 million Term Loan B Facility, the redemption of $415 million 6.750% Senior Notes due 2021 and the redemption of $500 million Senior Secured Floating Rate Notes due 2021. Total associated early redemption premium costs paid were €85 million and debt issue costs paid were €35 million.

In the year ended December 31, 2017, the company received net proceeds from share issuance of €306 million following its IPO on the NYSE. The company also paid dividends to shareholders of €148 million in the year ended December 31, 2017.

Net cash from financing activities represented an inflow of € 2,704 million in the year ended December 31, 2016 compared with a €126 million outflow in the same period in 2015. Proceeds from new borrowings (€3,950 million) reflect:

Ardagh Group S.A.

(a) € 1,755 million from the issuance of Secured Notes and €745 million from the issuance of Senior Notes in May 2016, the proceeds of which were used to finance the Beverage Can Acquisition (b) €1,450 million from the issuance of Senior Notes in May 2016, the proceeds of which were used to refinance in full our 9.250% Senior Notes due 2020 and 9.125% Senior Notes due 2020 and a partial payment of our 7.000% Senior Notes due 2020 in the amount of €1,294 million and early redemption premium of €59 million. Repayments of our Term Loan B Facility of €22 million were also made. In addition to the refinancing of the 9.250% and 9.125% Senior Notes, the balance of our €880 million outstanding Senior PIK notes (excluding cumulative PIK interest paid) was repaid in September 2016. The funds used to repay the outstanding amount of PIK Notes and early redemption premium (€45 million) were received from the following sources: (a) issuance of a convertible loan to a wholly‑owned subsidiary of our Parent Company (€673 million), (b) repayment of intergroup borrowings owed by the Parent Company (€404 million), (c) cash capital contribution by the Parent Company (€431 million) and proceeds from share issuance from a wholly‑owned subsidiary of our Parent Company (€6 million). In November 2016, we repaid in full the principal amount outstanding of our $135 million 7.000% Senior Notes due 2020 from existing cash resources. In connection with the various financing transactions, we paid deferred financing costs of €60 million. The excess of monies received over the amount of Senior PIK Notes repaid and associated redemption premium was used to fund a dividend to the Parent Company (€270 million).

Working capital

For the year ended December 31, 2017, the movement in working capital during the period decreased by €56 million to an inflow of €64 million compared to an inflow of €120 million in December 31, 2016. The decrease in working capital was primarily due to unfavorable cashflows generated from trade and other receivables and trade and other payables, partly offset by the impact of the Beverage Can Acquisition..

For the year ended December 31, 2016, the movement in working capital during the period increased by €30 million compared to December 31, 2015. The Beverage Can Acquisition increased working capital by €122 million and excluding the impact of the acquisition, the decrease in working capital principally reflected an increase in trade and other payables partially offset by higher trade and other receivables and inventories.

Exceptional operating costs paid

Acquisition-related, IPO, start-up and other exceptional costs paid in the year ended December 31, 2017 decreased by €94 million to €65 million compared with €159 million in the year ended December 31, 2016. In 2017 the costs paid primarily relate to acquisition and integration costs associated with the Beverage Can Acquisition and costs associated with the Group’s initial public offering. In 2016 the costs paid primarily relate to professional fees and other costs associated with the Beverage Can Acquisition and to a lesser degree professional fees and other costs of the withdrawn Metal Packaging initial public offering which in total were €152 million. Exceptional restructuring costs paid in the year ended December 31, 2017 decreased by €1 million to €9 million compared to €10 million in the year ended December 31, 2016.

Acquisition-related, IPO, start-up and other exceptional costs paid in the year ended December 31, 2016 increased by €105 million to €159 million compared with €54 million in the year ended December 31, 2015. In 2016 the costs paid primarily relate to professional fees and other costs associated with the Beverage Can Acquisition and to a lesser degree professional fees and other costs of the withdrawn Metal Packaging initial public offering which in total were €152 million. In 2015 exceptional operating costs paid include start‑up costs of €27 million associated with the two new Metal Packaging Americas can‑making facilities opened in early 2015. Other costs paid related to acquisition and disposal costs in respect of the VNA Acquisition and business disposals in Metal Packaging, respectively. Exceptional restructuring costs paid in the year ended December 31, 2016 decreased by €10 million to €10 million compared to €20 million in the year ended December 31, 2015, due mainly to lower exceptional restructuring costs paid in Metal Packaging Europe and Glass Packaging North America.

Ardagh Group S.A.

Income tax paid

Income tax paid during the year ended December 31, 2017 was €90 million, which represents an increase of €6 million when compared to the year ended December 31, 2016. The increase is attributable to the inclusion of full year results of the Beverage Can Acquisition and an increase in taxable profits in both the current period and the prior year.

Income tax paid during the year ended December 31, 2016 was €84 million, which represents an increase of €25 million when compared to the year ended December 31, 2015. The increase is attributable to the Beverage Can Acquisition and an increase in taxable profits in both the current period and the prior year.

Capital expenditure

	Year ended
	December 31,
	2017	2016	2015
	(in € millions)
Metal Packaging Europe	156	72	46
Metal Packaging Americas	71	35	15
Glass Packaging Europe	98	90	109
Glass Packaging North America	111	121	134
Total capital expenditure	436	318	304

Capital expenditure for the year ended December 31, 2017 increased by €118 million to €436 million, compared to €318 million for the year ended December 31, 2016. In Metal Packaging Europe, capital expenditure in the year ended December 31, 2017 was €156 million compared to capital expenditure of €72 million in the same period in 2016 with the increase primarily attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the year ended December 31, 2017 was €71 million compared to capital expenditure of €35 million in the same period in 2016 with the increase primarily attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was €98 million in the year ended December 31, 2017 compared to capital expenditure of €90 million in the same period in 2016, reflecting higher furnace rebuild activity in 2017. In Glass Packaging North America, capital expenditure was €111 million in the year ended December 31, 2017 compared to capital expenditure of €121 million in the same period in 2016, due to lower furnace rebuild activity in 2017.

Capital expenditure for the year ended December 31, 2016 increased by €14 million to €318 million, compared to €304 million for the year ended December 31, 2015. In Metal Packaging Europe, capital expenditure in the year ended December 31, 2016 was €72 million compared to capital expenditure of €46 million in the same period in 2015 with the increase attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the year ended December 31, 2016 was €35 million compared to capital expenditure of €15 million in the same period in 2015 with the increase attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was €90 million in the year ended December 31, 2016 compared to capital expenditure of €109 million in the same period in 2015, reflecting lower furnace rebuild activity in 2016. In Glass Packaging North America, capital expenditure was € 121 million in the year ended December 31, 2016 compared to capital expenditure of €134 million in the same period in 2015, also due to lower furnace rebuild activity in 2016.

Ardagh Group S.A.

A.	Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Metal Packaging—Intellectual Property and Innovaction, Development and Engineering” and “Item 4. Information on the Company—B. Business Overview—Glass Packaging—Intellectual Property and Innovaction, Development and Engineering”.

B.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

C.	Off-balance sheet arrangements

Historically we have not engaged in off‑balance sheet financing activities.

However, the Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. We do not have any other material off‑balance sheet finance obligations.

Contractual Obligations and Commitments

The following table outlines our principal contractual obligations as of December 31, 2017:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years
		(in € millions)
Long term debt—capital repayment	6,978	—	—	963	6,015
Long term debt—interest	2,408	378	756	724	550
Finance leases and other borrowings	10	2	2	3	3
Operating leases	160	29	37	27	67
Purchase obligations	1,658	1,658	—	—	—
Derivatives	2,651	60	594	688	1,309
Contracted capital commitments	84	84	—	—	—
Total	13,949	2,211	1,389	2,405	7,944

Item 6. Directors, Senior Management and Employees

A.	Directors and Officers

Set forth below is information concerning our directors and officers as of the date of this annual report. There are no family relationships among the executive officers or between any executive officer or director other than David Wall being the brother of Paul Coulson’s wife. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

Ardagh Group S.A.

Name	Age	Position
Paul Coulson.....................................................................	65	Chairman and Chief Executive Officer
David Matthews.................................................................	54	Chief Financial Officer and Director
David Wall.........................................................................	48	Chief Executive Officer, Metal, and Director
Johan Gorter.....................................................................	58	Chief Executive Officer, Glass, and Director
Brendan Dowling...............................................................	70	Director
Houghton Fry.....................................................................	72	Director
Wolfgang Baertz.................................................................	77	Non‑Executive Director
Gerald Moloney.................................................................	60	Non‑Executive Director
Damien O’Brien.................................................................	62	Non-Executive Director
Herman Troskie.................................................................	47	Non‑Executive Director
Edward White.....................................................................	70	Non‑Executive Director

Backgrounds of Our Directors and Officers

Paul Coulson

Paul Coulson graduated from Trinity College Dublin with a business degree in 1973. He spent five years with Price Waterhouse in London and Dublin and qualified as a Chartered Accountant in 1978. He then established his own accounting firm before setting up Yeoman International in 1980 and developing it into a significant leasing and structured finance business. In 1998 he became Chairman of the Group and initiated the transformation of Ardagh from a small, single plant operation into a leading global packaging company. Over the last 30 years he has been involved in the creation and development of a number of businesses apart from Yeoman and Ardagh. These include Fanad Fisheries, a leading Irish salmon farming company, and Sterile Technologies. Prior to its sale to Stericycle, Inc. in 2006, Sterile Technologies had been developed into the leading medical waste management company in the United Kingdom and Ireland.

David Matthews

David Matthews was appointed Chief Financial Officer and director of the Group in 2014. Prior to joining Ardagh, Mr. Matthews held various senior finance positions at DS Smith plc and Bunzl plc. Mr. Matthews qualified as a Chartered Accountant in 1989 with Price Waterhouse in London and holds an Engineering degree from the University of Southampton.

David Wall

David Wall was appointed Chief Executive Officer of Metal Packaging in 2011. Mr. Wall joined Ardagh in 2008 as CEO of the Engineering division. Since then he has also held the role of Group Head of Integration. Mr. Wall qualified as a chartered accountant with Price Waterhouse and also holds an MBS from UCD Smurfit Business School, Dublin, Ireland and a BA in Economics from University College Dublin. Mr. Wall is a board member of EMPAC, the European Metal Packaging Association.

Johan Gorter

Johan Gorter was appointed Chief Executive Officer for Glass Packaging in 2017. Mr Gorter joined PLM in 1998 as plant director for the Dongen glass plant. He then held several management positions within Rexam before he joined the Group in 2007 as Group Director for Continuous Improvement. He was appointed Chief Executive Officer for Glass Packaging Europe in 2011. Mr. Gorter holds a Masters in Industrial Engineering from the University of Eindhoven.

Ardagh Group S.A.

Brendan Dowling

Brendan Dowling has been a director of the Group since 1998. He holds graduate degrees in economics from University College Dublin and Yale University. He was Economic Advisor to the Minister for Foreign Affairs in Dublin before joining Davy Stockbrokers in 1979 as Chief Economist and later partner. He is a former member of the Committee of the Irish Stock Exchange and the Industrial Development Authority of Ireland. Prior to joining Yeoman International Group in 1995, he was Executive Chairman of Protos Stockbrokers in Helsinki, Finland.

Houghton Fry

Houghton Fry qualified as a solicitor in 1967 with William Fry, Solicitors in Dublin, Ireland having obtained an LLB law degree from Trinity College, Dublin University, Ireland. He became a Partner in the firm in 1970 and, in 1986, Chairman and Senior Partner. He specialized in international corporate and financial law and had extensive transaction experience in many different jurisdictions. He retired from legal practice in 2004 and has been a director of the Group since that time.

Wolfgang Baertz

Wolfgang Baertz was President of the Executive Committee of Dresdner Bank Luxembourg from 1997 until his retirement in 2003, having been Managing Director from 1982 to 1997. Mr. Baertz previously served with Commerzbank AG Düsseldorf and has been a director of the Group since December 2002.

Gerald Moloney

Gerald Moloney has been a director of the Group since 2016, having served for many years on the boards of Yeoman International Group Limited and Yeoman Capital S.A. He holds a law degree from University College Cork and qualified as a solicitor in 1981. He worked for a period in European law in Brussels and has many years’ experience working in the areas of commercial law and commercial litigation. He is managing partner of the commercial and litigation law firm, G.J. Moloney, with offices in Dublin and Cork, Ireland.

Damien O’Brien

Damien O'Brien joined the Board in 2017. He has served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman since 2010. Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe.

Herman Troskie

Herman Troskie is Managing Director, Private Clients at Maitland, a global advisory and administration firm. He has extensive experience in the areas of international corporate structuring, cross‑border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is based in Luxembourg.

Edward White

Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of Owens‑Illinois, Inc. (NYSE:OI) for seven years until his retirement in 2012. During his 38‑year career with O‑I, he worked in a variety of

Ardagh Group S.A.

management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a Masters in Business Administration from the University of Hawaii and a Bachelors in Business Administration from Indiana University. He joined the Board in 2017.

B.	Compensation

Director Compensation

The Company has established a compensation program for our non‑employee directors. The non‑employee directors’ compensation program will allow each non‑employee director the opportunity to elect to receive Class A common shares in lieu of a portion of the annual cash retainer payable to the non‑employee director under the program. If a non‑employee director elects to receive shares in lieu of a portion of the annual cash retainer, the Company would deliver the shares to the director at the time that the cash payment would otherwise be made to the director.

The aggregate amount of our non-employee directors’ compensation as proposed by the board of directors for the year 2018 is approximately €800,000. We also reimburse our non‑employee directors for reasonable out‑of‑pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in‑person at board of directors and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2017 was €18 million. An aggregate of approximately €570,000 has been set aside or accrued for the year ended December 31, 2017 to provide pension, retirement or similar benefits to our key management (including directors). See Note 26 to the audited consolidated financial statements included elsewhere in this annual report.

C.	Board practices

Controlled Company

The Class A common shares are listed on the NYSE. Our Parent Company controls more than 50% of the voting power of our common shares, and, as a result, under the NYSE’s current listing standards, we qualify for and avail of the controlled company exception under the corporate governance rules of the NYSE. As a controlled company, we are not required to have (1) a majority of “independent directors” on our board of directors, (2) a compensation committee and a nominating and governance committee composed entirely of “independent directors” as defined under the rules of the NYSE or (3) an annual performance evaluation of the compensation and nominating and governance committees.

Composition of Our Board of Directors

Our board of directors currently consists of 11 members divided into three classes. Our board of directors consists of such number of directors as the general meeting of shareholders may from time to time determine.

Number and Election of Directors

Pursuant to Luxembourg Law, the board of directors must be composed of at least three directors. Under the Articles, the number of directors of the Company is not to be more than 15. The holders of the shares have the right to elect the board of directors at a general meeting of the shareholders by a simple majority of the votes validly cast. The

Ardagh Group S.A.

existing directors have the right to appoint persons to fill vacancies, which persons may hold office until the next following annual general meeting.

Board of Directors Powers and Function

The board of directors has the power to take any action necessary or useful to realize the corporate objects of the Company, with the exception of the powers reserved by Luxembourg Law or by the Articles to the general meeting of shareholders. Directors must act with diligence and in good faith in performing their duties. The expected behavior of a director is that of a normally prudent person, in a like position, having the benefit, when making such a decision, of the same knowledge and information as the directors having made the decision.

Board of Directors Meetings and Decisions

We expect that all of the resolutions of the board of directors will be adopted by a simple majority of votes cast in a meeting at which a quorum is present or represented by proxy. A member of the board of directors may authorize another member of the board of directors to represent him/her at the board meeting and to vote on his/her behalf at the meeting.

Our board meets as often as it deems necessary to conduct the business of the Company.

Experience of Directors

We expect our board members collectively to have the experience, qualifications, attributes and skills to effectively oversee the management of the Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing the Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and a dedication to enhancing shareholder value.

Committees of the Board of Directors

Our board of directors has four standing committees: an executive committee, an audit committee, a compensation committee and a nominating and governance committee. The members of each committee are appointed by the board of directors and serve until their successors are elected and qualified, unless they are earlier removed or resign. Each of the committees report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Executive Committee

The board of directors has established an executive committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Matthews, David Wall, Johan Gorter and a number of members of the key management of the Group serve on the executive committee as of the date of this annual report, with Paul Coulson serving as the chair of the executive committee.

Audit Committee

Our audit committee consists of Edward White, Damien O’Brien and Wolfgang Baertz, with Edward White serving as the chair of the audit committee. All of our audit committee are independent directors in accordance with NYSE and the SEC requirements for a company listed on the NYSE.

Ardagh Group S.A.

Our audit committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee include the following:

•annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;

•review the plans and results of the audit engagement with the independent auditors;

•evaluate the qualifications, performance and independence of our independent auditors;

•have authority to approve in advance all audit and non‑audit services by our independent auditors, the scope and terms thereof and the fees therefor;

•review the adequacy of our internal accounting controls; and

•meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meets the financial literacy requirements of the NYSE listing standards and the board of directors has determined that Edward White qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC. The designation does not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our board of directors has adopted a written charter for the audit committee, which is available on our corporate website at https://www.ardaghgroup.com/corporate/investors.

Compensation Committee

Our compensation committee consists of Paul Coulson, Wolfgang Baertz, Damien O’Brien and Herman Troskie, with Paul Coulson serving as the chair of the compensation committee. Because we are a controlled company under the rules of the NYSE, our compensation committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee, among other matters:

•assists our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

•administers, reviews and makes recommendations to our board of directors regarding our compensation plans;

Ardagh Group S.A.

•annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to sets his or her annual compensation, including salary, bonus and equity and non‑equity incentive compensation, subject to approval by our board of directors; and

•provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

Nominating and Governance Committee

Our nominating and governance committee consists of Paul Coulson, Brendan Dowling and Houghton Fry, with Paul Coulson serving as the chair of the nominating and governance committee. Because we are a controlled company under the rules of the NYSE, our nominating and governance committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committee accordingly in order to comply with such rules. The nominating and governance committee, among other matters:

•selects and recommends to the board of directors nominees for election by the shareholders or appointment by the board;

•annually reviews with the board of directors the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;

•makes recommendations on the frequency and structure of board meetings and to monitor the functioning of the committees of the board;

•develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and

•oversees the annual self‑evaluation of our board of directors.

Code of Conduct

Our board of directors have adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to our chief executive officer, chief financial officer, chief operating officer, controller or persons performing similar functions may only be authorized by a committee of the board of directors and will be promptly disclosed and posted on our website. Amendments to the code must be approved by our board of directors and will be promptly disclosed and posted on our website (other than technical, administrative or non‑substantive changes). The code is publicly available on our website at http://ardaghgroup.com/investors and in print to any shareholder who requests a copy.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including the size and

Ardagh Group S.A.

composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and governance committee will review our corporate governance guidelines periodically and, if necessary, recommend changes to our board of directors. Additionally, our board of directors have adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines are posted on our website at http://ardaghgroup.com/investors.

D.	Employees

As of December 31, 2017, we had approximately 23,500 employees globally.

As of December 31, 2017, Metal Packaging had approximately 11,200 employees globally, of which approximately 1,300 were located in the Netherlands, approximately 1,300 were located in France, approximately 2,300 were located in Germany, approximately 700 were located in Italy and approximately 1,700 were located in the United States.

As of December 31, 2017, Glass Packaging had approximately 12,300 employees, of which approximately 5,600 employees were located in the United States, approximately 2,200 employees were located in Germany, approximately 600 employees were located in the Netherlands and approximately 1,500 employees were located in the United Kingdom.

We strive to maintain a safe working environment for all of our employees, with safety in the workplace being a key objective, measured through individual accident reports, detailed follow‑up programs and key performance indicator reporting. We believe that our safety record is among the best in the industry.

The majority of our employees are members of labor unions or are subject to centrally‑negotiated collective agreements. We generally negotiate national contracts with our unions, with variations agreed at the local plant level. Most such labor contracts have a duration of one to two years. Our management believes that, overall, our current relations with our employees are good. We have experienced temporary work stoppages in certain jurisdictions in which we operate; however, such stoppages have not had a material adverse impact on our business.

Our subsidiaries located in the European Union have special negotiating committees which have established a EWC in compliance with EU directives. The EWC acts as a communications conduit and consultative body between our EU subsidiaries and our employees.

The EWC meets at least twice a year, and senior management attends these general meetings. The EWC also has the right to be notified of any special circumstances that would have a major impact on the interests of employees. EWC delegates are elected for four‑year terms on the basis of legal principles or practices in the relevant countries, while the allocation of EWC delegates between countries is governed by EU directives.

E. Share Ownership

Included in Item 7.A.

Ardagh Group S.A.

Item 7. Major Shareholders and Related Party Information

A.	Major shareholders

We have two classes of common shares: Class A common shares and Class B common shares. The rights of the holders of our Class A common shares and Class B common shares are identical except for par value, voting and conversion rights. Each Class A common share is entitled to one vote per share. Each Class B common share is entitled to ten votes per share. Each Class B common share is convertible at any time, at the option of the holder, into one Class A common share, and subject to certain exceptions, is converted into one Class A common share upon transfer to a third party.

The following table sets forth information with respect to the beneficial ownership of our outstanding shares as of December 31, 2017:

	Shares Beneficially Owned
	Class A common shares		xx Class B common shares xx		% of Total
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power

ARD Finance S.A. (1)	—	—	181,826,382	76.9%	82.8%
ARD Group Finance Holdings S.A. (2)	—	—	35,869,618	15.2%	16.3%
Canyon Capital Advisors, LLC ^	2,649,256	14.2%	—	—
ClearBridge Investments, LLC ^	1,881,397	10.1%	—	—
Wellington Management Company, LLP ^	1,793,853	9.6%	—
Schroder Investment Management North America, Inc. ^	1,043,891	5.6%	—
Capital Research Global Investors (U.S.) ^	1,018,438	5.5%	—
T. Rowe Price Associates, Inc. ^	1,010,717	5.4%
Our directors and key management
Paul Coulson	*	*	—	—	*
David Matthews	*	*	—	—	*
David Wall	*	*	—	—	*
Johan Gorter	*	*	—	—	*
Brendan Dowling	*	*	—	—	*
Houghton Fry	*	*	—	—	*
Wolfgang Baertz	*	*	—	—	*
Gerald Moloney	*	*	—	—	*
Damien O'Brien	*	*	—	—	*
Herman Troskie	*	*	—	—	*
Edward White	*	*	—	—	*
John Sheehan	*	*	—	—	*
Oliver Graham	*	*	—	—	*
All directors and key management as a group	221,763	1.2%	—	—	*

^Based on most recent available public filings

*Represents beneficial ownership of less than one percent or no Class A common shares.

(1)ARD Finance S.A. is a 100% subsidiary of the Parent Company.

(2)ARD Group Finance Holdings S.A. is a 100% subsidiary of the Parent Company

Ardagh Group S.A.

As a result, the Parent Company may be deemed to be the ultimate beneficial owner of the Class B common shares held by ARD Finance S.A. and ARD Group Finance Holdings S.A.. The Parent Company has approximately 370 record shareholders and a board of directors consisting of 9 directors. No shareholder is able to elect the majority of the directors or is able to exercise veto rights over the actions of the board. Companies which are owned by Paul Coulson, our Chairman and Chief Executive, beneficially own approximately 25% of the ordinary shares of the Parent Company. Through its non‑controlling interest in the Yeoman group of companies, one of these companies has an interest in a further approximate 34% of the ordinary shares of the Parent Company.

B.	Related Party Information

Relationship with our Parent Company

Our shares are currently owned indirectly by our Parent Company. Our Parent Company continues to exercise control over the composition of our board of directors and any other action requiring the approval of our shareholders.

Shareholder Agreement

In connection with our IPO, we entered into the Shareholder Agreement which is filed as an exhibit to this annual report. The Shareholder Agreement addresses, among other things:

(i)Matters relating to the assumption, indemnification and allocation of benefits and responsibilities and mutual release of liabilities in connection with arrangements and other obligations with respect to our business that were entered into by our Parent Company prior to our IPO;

(ii)Our obligation to cooperate in providing information to our Parent Company and taking such other actions reasonably requested to facilitate the Parent Company’s ability to manage its investment in the Company and comply with governmental or contractual obligations, including reporting obligations under the Toggle Notes, the defense of litigation, the preparation of tax returns, financial statements or documents required to be filed with the SEC or any regulatory authority (including any stock exchange), or the management of any tax audits;

(iii)Our acknowledgement that there is anticipated at a future date a Reorganization Event (defined as an event in which the shareholders of the Parent Company and/or its subsidiaries will receive direct ownership in a number of our common shares (in proportion to their respective ownership interest in the Parent Company and/or its subsidiaries), whether by dividend, distribution, exchange offer or other means; provided that the aggregate number of Class B common shares received by such shareholders in such event shall be substantially the same as or fewer than (adjusting for fractional shares) the number of the Class B common shares owned by the Parent Company and/or its subsidiaries immediately prior to the date of such event) and our agreement to take such actions as are necessary to implement the Reorganization Event at our cost;

(iv)Our intention to pay dividends to all shareholders in amounts that will, at a minimum, be sufficient to enable the Parent Company to satisfy the cash interest payment obligations under the Toggle Notes in accordance with applicable laws, contractual obligations and our Articles; and

(v)Our agreement, so long as the Toggle Notes are outstanding, not to, and not to permit our subsidiaries to, agree to restrictions on the payment of dividends that are materially more restrictive than the restrictions in place under any contract or agreement existing on the closing date of our IPO, unless such restriction would not have a material adverse effect on our ability to pay dividends as described in the preceding clause (iv) (such determination to be made at the time such restrictions are entered into).

Ardagh Group S.A.

Registration Rights Agreement

We have entered into a Registration Rights Agreement with the Parent Company. The Registration Rights Agreement provides customary “demand,” “shelf,” and “piggyback” registration rights to eligible holders, which includes (i) the Parent Company and its subsidiaries who hold our Class B common shares; (ii) any Qualified Holder (as defined under “Item 10. B. – Memorandum and articles of association”) of Class B or Class A common shares received in the Reorganization Event; and (iii) certain Registration Rights Transferees who acquire at least 5% of the registrable securities under the Agreement. The Registration Rights Agreement provides that we and the eligible holders will provide customary indemnities to one another for certain liabilities relating to such registrations.

Related Party Transactions

For additional information, see “Note 26 – Related Party Information” to the audited consolidated financial statements included elsewhere in this annual report.

There have been no materially significant related party transactions in the period since the date of approval of the financial statements included elsewhere in this annual report.

Toggle Notes

In September 2016, the Parent Company issued (i) $770 million aggregate principal amount of 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “Dollar Toggle Notes”), and (ii) €845 million aggregate principal amont of 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “Euro Toggle Notes”), collectively, the “Toggle Notes”. The Toggle Notes are senior obligations of the Parent Company and are not obligations of ours or our subsidiaries. However, we expect the Parent Company to direct our affairs so as to comply with the covenants.

Interest on the Toggle Notes is payable entirely in cash, except as set forth below:

If the Cash Available for Debt Service (as defined below) for an interest period:

(i)is equal to or exceeds 75%, but is less than 100% of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 25% of the then outstanding principal amount of the Toggle Notes by increasing the principal amount of the outstanding Toggle Notes or by issuing additional Toggle Notes in a principal amount equal to such interest (“Parent PIK Interest”);

(ii)is equal to or exceeds 50%, but is less than 75%, of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 50% of the then outstanding principal amount of the Toggle Notes as Parent PIK Interest;

(iii)is equal to or exceeds 25%, but is less than 50%, of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 75% of the then outstanding principal amount of the Toggle Notes as Parent PIK Interest; or

(iv)is less than 25% of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 100% of the then outstanding principal amount of the Toggle Notes as Parent PIK Interest.

“Cash Available for Debt Service” is defined as the amount equal to the sum (without duplication) of (i) all cash and cash equivalents held at the Parent Company, subject to certain exceptions and (ii) the maximum amount of all dividends and other distributions that would be lawfully permitted to be paid to the Parent Company, if any, for the purpose of paying cash interest by all of the Parent Company’s restricted subsidiaries after giving effect to all corporate, shareholder

Ardagh Group S.A.

or other comparable actions (including fiduciary and other directors’ duties) required in order to make such payment, requirements under applicable law and all restrictions or limitations on the ability to make such dividends or distributions that are otherwise permitted by certain restrictive covenants and provisions in financing or other contractual arrangements of our subsidiaries.

At any time prior to September 15, 2019, the Parent Company may redeem the Toggle Notes at 100% of their principal amount plus accrued and unpaid interest, if any, and any other amounts payable thereon, to the dates of redemption (excluded), plus the applicable “make‑whole” redemption premium. Except as provided under the mandatory redemption provision described below, at any time on or after September 15, 2019, the Parent Company may also redeem all or part of the Dollar Toggle Notes at 103.563% and/or all or part of the Euro Toggle Notes at 103.313%, each with the premium declining after that date.

At any time prior to September 15, 2019, the Parent Company is required to redeem the Dollar Toggle Notes or the Euro Toggle Notes, as the case may be, with the net cash proceeds from the sale by the Parent Company or any of its subsidiaries in the secondary market of our Class A common shares issued in conversion of its Class B common shares at a redemption price of (i) 104% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to the redemption date (excluded), for up to 35% of the principal amount of the notes originally issued and (ii) at a redemption price equal to 100% of the principal amount of notes being redeemed plus the applicable “make‑whole” redemption premium and accrued and unpaid interest.

At any time on or after September 15, 2019, the Parent Company shall redeem the Dollar Toggle Notes and Euro Toggle Notes with the net cash proceeds from the sale by the Parent Company (or any of its subsidiaries) in the secondary market of our Class A common shares issued in conversion of its Class B common shares, in each case, at 103.563% for the Dollar Toggle Notes and 103.313% for the Euro Toggle Notes, each with the premium declining after that date, plus accrued and unpaid interest, if any, to the redemption date (excluded).

In an event treated as a change of control, the Parent Company  must make an offer to purchase all outstanding Toggle Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The Toggle Notes are also subject to certain customary covenants and events of default. Additionally, our Parent Company is required to beneficially own, directly or indirectly, at least 80% of the total voting power and 67.0% of the economic rights, in our common shares.

The Toggle Notes issued by the Parent Company were initially secured by pledge on all our issued qualified capital stock.

If the Parent Company defaults on certain of its obligations under the Registration Rights Agreement, it will be required to pay to each holder of Toggle Notes affected thereby additional interest over and above the interest rate set forth in the title of the Toggle Notes from and including the date on which any registration default (as defined in the indenture) shall occur to and including the date immediately preceding the date on which all such registration defaults have been cured, at a rate of:

•0.25% per annum for the first 90‑day period beginning on the day immediately following such default; and

•an additional 0.25% per annum with respect to each subsequent 90‑day period;

in each case until and including the date the registration default ends, provided that the maximum increase shall be 0.50% per annum. Any such additional interest would likely have to be satisfied by incremental dividends from us.

Ardagh Group S.A.

The Toggle Notes contain customary incurrence type covenants which include requirements on the Parent Company to restrict our ability to incur debt, grant liens and make investments.

Policy Concerning Related Person Transactions

Our board of directors has adopted a written policy, which we refer to as the related party transactions policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors or beneficial owner of more than 5% of Class A common shares or Class B common shares (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

C.	Interests of experts and counsel

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. of this annual report for consolidated financial statements

Legal or arbitration proceedings

We become involved from time to time in various claims and lawsuits arising in the ordinary course of business, such as employee claims, disputes with our suppliers, environmental liability claims and intellectual property disputes.

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices of metal packaging manufacturers in Germany, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Group's US glass business, formerly VNA, in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options, including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Dividend Policy

We currently pay and intend to pay a quarterly cash dividend of $0.14 per share on our Class A and Class B common shares. We offer the holders of our Class A or Class B common shares the option to elect to receive dividends in euro.

We are a holding company incorporated in Luxembourg. We depend upon dividends paid to us by our wholly owned subsidiaries to fund the payment of dividends, if any, to our shareholders. Our ability to obtain sufficient funds through dividends from subsidiaries is limited by restrictions under the terms of the agreements governing our subsidiaries’

Ardagh Group S.A.

indebtedness, including indentures governing the Secured Notes and Senior Notes. These indentures contain standard high yield debt covenants including a restricted payment covenant.

Subject to Luxembourg Law, interim dividends may be declared by the board of directors. The annual general meeting of shareholders would in the normal course be asked to declare as final the interim dividends paid during the year. Where the payments made on account of interim dividends exceed the amount of dividends subsequently approved by the shareholders at the general meeting, the additional amounts shall, to the extent of the overpayment, be deemed to have been paid on account of the next dividend. The shareholders may declare dividends at a general meeting of shareholders, but, in accordance with the provisions of the Articles, the dividend may not exceed the amount recommended by the board of directors. Dividends may only be declared from the freely distributable reserves available to the Company as determined in accordance with Luxembourg Law.

In addition, under the terms of the indenture governing the Toggle Notes issued by the Parent Company , the Parent Company is required to (i) pay the interest due on the Toggle Notes in cash, unless it is entitled to pay interest on up to a specified percentage of the then outstanding principal amount of the Toggle Notes as PIK Interest (defined herein), based on the amount of the Cash Available for Debt Service (defined below) and, (ii) to the extent that cash interest is payable, cause us and the Parent Company’s other restricted subsidiaries (including our subsidiaries) to take all such shareholder, corporate and other actions necessary or appropriate to permit the making of any such dividends or other distribution or other form of return on capital, provided that any such shareholder and corporate and other actions would not violate applicable law and such actions would otherwise be consistent with fiduciary and directors’ duties of the relevant companies.

We anticipate that the expected quarterly dividend will be sufficient to enable the Parent Company to satisfy its cash interest obligations under the Toggle Notes; however, because our dividends will be declared in U.S. dollars and the Parent Company’s interest obligations for the Toggle Notes are payable in a combination of U.S. dollars and euro, exchange rate fluctuations may affect the amount of the Parent Company’s interest obligations, which may require us to make a special dividend to the extent of any shortfall, which will be payable to holders of both Class A and Class B common shares.

B.	Significant Changes

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see note 28 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

Ardagh Group S.A.

Item 9. The Offer and Listing

A.	Offer and listing details

On March 20, 2017 the Company closed its IPO of 18,630,000 Class A common shares on the NYSE. Ardagh’s shares trade under the symbol “ARD”.

The following table presents the period high and low trading prices for the dates indicated as reported on the NYSE:

	High Share	Low Share
	Price in the	Price in the
	Period	Period
	$	$
Year Ended
December 31, 2017	23.99	19.63

Quarter Ended
March 31, 2017
June 30, 2017	23.99	20.89
September 30, 2017	23.32	20.07
December 31, 2017	21.69	19.63

Month Ended
July 31, 2017	23.32	21.83
August 31, 2017	22.40	20.07
September 30, 2017	21.41	20.50
October 31, 2017	21.44	20.37
November 30, 2017	21.69	19.63
December 31, 2017	21.10	19.92
January 31, 2018	21.14	19.90
February 28, 2018	20.00	17.55

B.	Plan of distribution

Not applicable

C.	Markets

New York Stock Exchange

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

Ardagh Group S.A.

F.	Expenses of the issue

Not applicable

Item 10. Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and articles of association

The information under the headings “Description of Share Capital” and “Comparison of Luxembourg Corporate Law and Delaware Corporate Law” in Amendment No. 5 to our Registration Statement on Form F-1 (303-214684) filed on March 6, 2017 are incorporated herein by reference.

On April 26, 2017, the board of directors approved the issuance of an additional 5,263 Class A common shares within the Company’s authorized share capital. The capital increase was enacted on May 23, 2017 when our Articles were amended accordingly in order to reflect the amount of the share capital in issue of the Company which is currently set at €21,955,952.63 divided into 18,635,263 Class A common shares, with a par value of €0.01 per share and 217,696,000 Class B common shares, with a par value of €0.10 per share.

C.	Material contracts

Not Applicable

D.	Exchange controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under the Company’s Articles that restrict the payment of dividends to holders of Class A common shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles, on the right of non-Luxembourg nationals to hold or vote Class A common shares.

E.	Taxation

Material U.S. Federal Income Tax Considerations

The following summary is a discussion of material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of our Class A common shares by U.S. Holders (as defined below). This discussion deals only with U.S. Holders who hold our Class A common shares as capital assets for U.S. federal income tax purposes. Furthermore, this discussion assumes that U.S. Holders are qualified “residents of a Contracting State” as defined in Article 4 of the U.S. Luxembourg Income Tax Treaty. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial decisions thereof, in each case as in effect on the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the United States Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this discussion.

This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to an investor in light of such investor’s particular circumstances, including the potential application of the Medicare contribution tax on

Ardagh Group S.A.

net investment income or the alternative minimum tax, any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal gift or estate tax consequences), or the U.S. federal income tax consequences to investors subject to special treatment (such as banks or other financial institutions; insurance companies; tax‑exempt entities; regulated investment companies; real estate investment trusts; investors liable for the alternative minimum tax; U.S. expatriates; dealers in securities or currencies; traders in securities; persons that directly, indirectly or constructively own 10% or more of the Company’s equity interests; investors that will hold the Class A common shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or U.S. Holders whose functional currency is not the U.S. dollar).

In addition, the Tax Cuts and Jobs Act of 2017, which was enacted into law on December 22, 2017, includes substantial changes to the U.S. federal income taxation of individuals and businesses which are effective from January 1, 2018. Although the new law substantially decreased corporate tax rates, all of the consequences of the new law, including the unintended consequences, if any, are not yet known. For the avoidance of doubt, this discussion does not cover any implications of Code section 965 (Treatment of deferred foreign income upon transition to participation exemption system of taxation) or Code section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations).

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

As used herein, a “U.S. Holder” is a beneficial owner of Class A common shares that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all substantial decisions of the trust or (b) a valid election is in place to treat the trust as a domestic trust for U.S. federal income tax purposes.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes invests in the Class A common shares, the U.S. tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Investors that are partnerships or partners in partnerships should consult their tax advisors concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A common shares.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. ALL INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company ” below, distributions made on the Class A common shares (without reduction for any Luxembourg taxes withheld) generally will be included in a U.S. Holder’s gross income as ordinary income from foreign sources to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the taxable year in which the distribution is actually or constructively received. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non‑taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A common shares, and thereafter as capital gain from the disposition of our Class A common shares.

Ardagh Group S.A.

Subject to certain holding period requirements and other conditions, dividends paid to individuals and other non‑corporate U.S. Holders of the Class A common shares may be eligible for the special reduced rate normally applicable to long‑term capital gains if the dividends are “qualified dividends” for U.S. federal income tax purpose. Dividends received with respect to the Class A common shares may be qualified dividends if (i) (a) our Class A common shares are readily tradable on the NYSE, or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, and (ii) the Company was not a passive foreign investment company (“PFIC”) during the year in which the dividend is paid or the prior taxable year and certain other requirements are met. Accordingly, provided that we are not and do not become a PFIC (as discussed under “—Passive Foreign Investment Company” below), dividends on our Class A common shares will be qualified dividends so long as our Class A common shares are listed on NYSE. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate on dividends to their particular circumstances. Distributions received on the Class A common shares will not be eligible for the dividends received deduction allowed to corporations, subject to section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations), if applicable.

Distributions on the Class A common shares will be paid in U.S. dollars with an election for U.S. Holders to receive amounts paid in euro. U.S. Holders electing to receive distributions in euro should consult their tax advisors regarding the impact of such election in their particular circumstances.

Effect of Luxembourg Withholding Taxes

As discussed in “—Material Luxembourg Tax Considerations”, under current Luxembourg Law payments of dividends made on the Class A common shares generally are subject to a 15% Luxembourg withholding tax. This rate is not generally reduced under the U.S.‑Luxembourg Treaty. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Luxembourg taxes withheld, and as then having paid over the withheld taxes to the Luxembourg taxing authorities. As a result, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received by the U.S. Holder.

Subject to certain limitations and restrictions, a U.S. Holder may be able to claim a foreign tax credit for U.S. federal income tax purposes with respect to any non‑U.S. withholding tax (including any Luxembourg withholding tax) imposed on distributions, so long as the U.S. Holder elects not to take a deduction for any non‑U.S. taxes for that taxable year.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets,” and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid on the Class A common shares generally will constitute foreign source income in the “passive income” basket, which generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. If a U.S. Holder receives a dividend that qualifies for the special reduced rate normally applicable to long‑term capital gains described above under “—Distributions,” the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for non‑U.S. withholding taxes, including any Luxembourg withholding taxes, imposed on a dividend if the U.S. Holder has not held the shares for at least 16 days in the 31‑day period beginning 15 days before the ex‑dividend date. U.S. Holders are urged to consult their tax advisors.

The rules relating to foreign tax credits and deductions are complex. U.S. Holders should consult their tax advisors concerning the application of these rules in their particular circumstances.

Ardagh Group S.A.

Sale, Exchange or other Taxable Disposition

Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other taxable disposition of the Class A common shares in an amount equal to the difference, if any, between the amount realized on such sale, exchange or other taxable disposition and its adjusted tax basis in the Class A common shares. The adjusted tax basis in Class A common shares generally will be equal to the cost of such Class A common shares. The capital gain or loss will be long‑term capital gain or loss if a U.S. Holder has held the Class A common shares for more than one year. In the case of non‑corporate U.S. Holders, long‑term capital gain is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Any gain or loss recognized by a U.S. Holder on the sale, exchange or other taxable disposition of the Class A common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Accordingly, if any gain from the sale, exchange or other taxable disposition of the Class A common shares is subject to a non‑U.S. tax, U.S. Holders may not be able to obtain a credit or claim a deduction against their U.S. federal income tax liability because the gain generally would not qualify as foreign source income. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits or deductions in connection with non‑U.S. taxes imposed on the gain realized upon the sale, exchange or other taxable disposition of the Class A common shares.

See “—Passive Foreign Investment Company” below for a discussion of more adverse rules that will apply to a sale, exchange or other taxable disposition of Class A common shares if the Company is or becomes a PFIC for U.S. federal income tax purposes.

Passive Foreign Investment Company

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2016 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2017 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

A non‑U.S. corporation generally will be a PFIC for U.S. federal tax purposes in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable look‑through rules, either:

(i)at least 75% of its gross income is “passive income”; or

(ii)at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of Class A common shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income”.

Passive income for this purpose generally includes dividends, interest, royalties, rents and certain gains from commodities (other than commodities sold in an active trade or business) and securities transactions.

If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds Class A common shares, any gain recognized by a U.S. Holder upon a sale or other taxable disposition (including certain pledges) of Class A common shares generally will be allocated ratably over the U.S. Holder’s holding period for such Class A common shares.

Ardagh Group S.A.

The amounts allocated to the taxable year of the sale or other taxable disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal rate in effect for that taxable year for individuals or corporations, as appropriate, (regardless of the U.S. Holder’s actual tax rate and without reduction for any losses) and an interest charge would be imposed on the tax attributable to the allocated amount to reflect the value of the tax deferral. Further, to the extent that any distribution received by a U.S. Holder on Class A common shares exceeds 125% of the average of the annual distributions on such Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above.

Certain elections may be available that would result in alternative treatments (such as mark‑to‑market treatment) of the Class A common shares. An election for mark‑to‑market treatment is available only if the Class A common shares are considered “marketable stock”, which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (such as the NYSE). No assurance can be given that the Class A common shares are considered regularly traded on a qualifying exchange, and therefore considered “marketable stock,” for purposes of the PFIC mark‑to‑market election. Each U.S. Holder is encouraged to consult its tax advisor as to whether a mark‑to‑market election is available or desirable in their particular circumstances. The Company does not intend to prepare or provide the information that would enable U.S. Holders to make a “qualified electing fund” election.

U.S. Holders should consult their tax advisors concerning the Company’s possible PFIC status and the consequences to them if the Company were a PFIC for any taxable year.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition, with respect to the Class A common shares held by a U.S. Holder may be required to be reported to the IRS unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder that is not an exempt recipient may be subject to backup withholding (currently at a rate of 28%) unless it provides a taxpayer identification number and otherwise complies with applicable certification requirements.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle a U.S. Holder to a refund, provided that the appropriate information is timely furnished to the IRS. U.S. Holders should consult with their tax advisors regarding the application of the U.S. information reporting and backup withholding regime.

Foreign Financial Asset Reporting

Certain non‑corporate U.S. Holders are required to report information with respect to investments in Class A common shares not held through an account with certain financial institutions. U.S. Holders that fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their tax advisors about these and any other reporting obligations arising from their investment in Class A common shares.

FATCA Compliance

Legislation commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) generally imposes a 30% withholding tax on certain U.S. source payments (including U.S. source dividend payments) and the proceeds of the disposition of securities that pay U.S. source dividend payments, made to certain foreign entities (whether such entities receive the payment as a beneficial owner or intermediary), unless such entities comply with certain certification, information reporting and diligence requirements. Dividend payments by a non‑U.S. issuer (such as us) could be U.S. source if the issuer is engaged in a trade or business in the United States (which we are not). We believe we should not be considered a “foreign financial institution” (“FFI”). Please note, we have not sought nor do we intend to seek a ruling to this effect and the IRS or Luxembourg tax authorities may disagree with our conclusion.

Ardagh Group S.A.

Under these rules, starting no earlier than January 1, 2019, we or another applicable withholding agent may be required to withhold U.S. tax at a rate of 30% on all, or a portion of, a payment on, or a payment of the gross proceeds from a sale, exchange, retirement or other taxable disposition of, the Class A common shares if such payment is deemed to be a “foreign passthru payment”, of which such term has not yet been defined by the regulations relating to FATCA.

Material Luxembourg Tax Considerations

Luxembourg Tax Considerations

Scope of Discussion

This summary is based on the laws of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer as the “Luxembourg tax law”, existing and proposed regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date hereof. This discussion does not generally address any aspects of Luxembourg taxation other than income tax, corporate income tax, municipal business tax, withholding tax and net wealth tax. This discussion, while not being a complete analysis or listing of all of the possible tax consequences of holding and disposing of Class A common shares, addresses the material tax issues. Also, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax consequences described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below.

For purposes of this discussion, a “Luxembourg holder” is any beneficial owner of Class A common shares that for Luxembourg income tax purposes is:

1.an individual resident of Luxembourg under article 2 of the Luxembourg Income Tax Act, as amended; or

2.a corporation or other entity taxable as a corporation that is organized under the laws of Luxembourg under article 159 of the Income Tax Act, as amended.

A “non‑Luxembourg holder” of Class A common shares is a holder that is not a Luxembourg holder. For purposes of this summary, “holder” or “shareholder” means either a Luxembourg holder or a non‑Luxembourg holder or both, as the context may require.

This discussion does not constitute tax advice and is intended only as a general guide. However, the summary, while not being exhaustive, addresses the material tax issues. Shareholders should also consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of the Company’s Class A common shares. The summary applies only to shareholders who own the Company’s Class A common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their Class A common shares in the capital of the Company by virtue of an office or employment.

Company

The Company is a Luxembourg tax resident entity and it will therefore be subject to Luxembourg corporate income tax, municipal business tax, withholding tax, and net wealth tax.

Ardagh Group S.A.

Corporate Income Tax / Municipal Business Tax

A Luxembourg resident company is subject to corporate income tax and municipal business tax on its worldwide income at the global tax rate (including solidarity surcharge) of 26.01% in 2018 (on the basis the Company is established in Luxembourg City). Qualifying dividend income, liquidation proceeds and net capital gains on the sale of qualifying investments in subsidiaries generally is exempt from corporate income tax and municipal business tax under Luxembourg’s “participation exemption” rules, which also includes specific anti‑hybrid and anti‑abuse rules. Based on the Luxembourg participation exemption regime, dividends, liquidation proceeds received by the Company from its qualifying subsidiaries and capital gains from sales by the Company of investments in its qualifying subsidiaries should be exempt from corporate income tax and municipal business tax.

Net Wealth Tax

A Luxembourg resident company is subject annually to net wealth tax on its worldwide net wealth up to €500,000,000 at a rate of 0.5%. A reduced rate of 0.05% however applies to the portion of net wealth base which exceeds the amount of €500,000,000. Qualifying investments in subsidiaries generally are exempt from net wealth tax. Consequently, the fair market value of qualifying investments held by the Company should be exempt from net wealth tax.

An annual minimum net wealth tax (ranging between €535 and €32,100) may apply depending on the balance sheet composition of the Company.

Registration duty

The issuance of shares and increases in the capital of Luxembourg corporations is subject to a Luxembourg flat registration duty of €75 (this flat registration duty would actually be due on any modification of the Luxembourg corporation’s bylaws).

Shareholders

The tax consequences discussed below, while not being a complete analysis or listing of all the possible tax consequences that may be relevant to you, are materially complete. You should consult your own tax advisor in respect of the tax consequences related to ownership, sale or other disposition of Class A common shares in the Company.

Luxembourg Income Tax on Dividends and Similar Distributions

A non‑Luxembourg resident holder will not be subject to Luxembourg income taxes on dividend income and similar distributions in respect of Class A common shares in the Company unless such shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non‑Luxembourg resident holder. However, dividends and similar distributions are generally subject to Luxembourg withholding tax. We assume the non resident holder is resident in a tax treaty country. We will disregard cases where holders may be residents in a non tax treaty country.

A Luxembourg resident individual holder will be subject to Luxembourg individual income taxes on dividend income and similar distributions in respect of Class A common shares in the Company. Luxembourg individual income tax will be levied on 50% of the gross amount of the dividends, under certain conditions, at progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income in presence of Luxembourg resident holders affiliated to the Luxembourg social security. The dependence insurance contribution on private income not exceeding €24.79 per annum is considered to be nil. The first €1,500 (or €3,000 for couples filing

Ardagh Group S.A.

jointly) of investment income (including dividends and other types of investment income) is exempt from individual income tax in Luxembourg.

A Luxembourg resident corporation may benefit from the Luxembourg participation exemption with respect to dividends received if certain conditions are met: (a) the holder’s Class A common shares form a stake of at least 10% of the total issued share capital in the Company or have a cost price of at least €1,200,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate entity holder undertakes to continue to own such qualifying shareholding until such time as the entity has held the minimum stake for an uninterrupted period of at least 12 months.

The application of the Luxembourg participation exemption to a Luxembourg resident corporation is not granted if the dividend distributed by taxable companies which are resident in other EU Member States is part of a tax avoidance scheme (general anti‑abuse rule) or if such distributions are deductible by the payer located in another EU Member State (anti-hybrid rule).

If the conditions with respect to the Luxembourg participation exemption are not met, the aforementioned 50% exemption may also apply to dividends received by a Luxembourg resident corporation.

Luxembourg Wealth Tax

A non‑Luxembourg holder will not be subject to Luxembourg wealth taxes unless the holder’s Class A common shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non‑Luxembourg holder.

Luxembourg resident individual holders are not subject to Luxembourg wealth tax. A Luxembourg corporate entity holder will be subject to Luxembourg net wealth tax, in respect of the Class A common shares held in the capital of the Company unless such shares form a stake of at least 10% of the total issued share capital of the Company or have a cost price of at least €1,200,000.

Luxembourg Capital Gains Tax upon Disposal of Class A Common Shares

A non‑Luxembourg holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•The holder’s Class A common shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non‑Luxembourg holder. In such case, the non‑Luxembourg holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to income tax and municipal business tax,, unless the participation exemption applies; or

•At any time within a five‑year period prior to the disposal of Class A common shares in the Company, the holder’s shares and those held by close relatives belong to a substantial shareholding of more than 10% (directly or indirectly) of the total issued share capital of the Company and the shares sold have been disposed (or deemed disposed) of within a period of six months following their acquisition or the holder of the above‑mentioned shares has been a Luxembourg resident taxpayer for more than 15 years and has become a non‑resident taxpayer less than 5 years prior to the disposal of the shares, provided no provisions of a treaty for the avoidance of double taxation can be invoked to override this domestic law result.

For non‑Luxembourg individual holders, no taxation should occur in principle in Luxembourg on the sale of Class A common shares where the individual holder is a resident of a tax treaty country.

Ardagh Group S.A.

A Luxembourg resident individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•If the Class A common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be taxed at ordinary income tax rates and subject to dependence insurance contribution levied at a rate of 1.4% (note that a “step up in basis” mechanism could be applicable for holders transferring their residence to Luxembourg); and

•Provided that the Class A common shares do not represent the assets of a business, and the Luxembourg resident individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate if such shares belong to a substantial participation (i.e., a shareholder representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/registered partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to dependence insurance contribution levied at a rate of 1.4% in presence of Luxembourg resident holders affiliated to the Luxembourg social security.

Different rules may apply in the scenario of exchange of shares, which may under certain conditions be tax neutral.

A Luxembourg corporate entity holder will be subject to Luxembourg corporate income tax and municipal business tax for capital gains unless (a) the holder’s Class A common shares form a stake of at least 10% of the total issued share capital in the Company or have a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate entity holder undertakes to continue to own such qualifying shareholding until such time as the entity has held the minimum stake for an uninterrupted period of at least 12 months. Expenses directly related to a participation that qualifies for the exemption (e.g., interest expenses) are only deductible for the amount exceeding exempt income arising from the relevant participation in a given year. Decreases in the acquisition cost of a participation that qualifies for the exemption are deductible. The exempt amount of a capital gain realized on a qualifying participation is, however, reduced by the amount of any expenses related to the participation, including decreases in the acquisition cost, that have previously reduced the company’s Luxembourg taxable income. However, decreases in the acquisition cost that result from dividend distributions are not tax deductible because the dividends are tax exempt. If a parent company writes off part or all of a loan to its subsidiary, the value adjustment is treated in the same way as decreases in the acquisition cost of the participation, i.e., this is taken into account when calculating the exempt capital gain.

Luxembourg Withholding Tax—Distributions to Shareholders

A Luxembourg withholding tax of 15% is due on dividends and similar distributions to the Company’s holders (subject to the exceptions discussed under “Exemption from Luxembourg Withholding Tax—Distributions to Shareholders”). The Company will be required to withhold at such rate from amounts payable to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax—Distributions to Shareholders

Dividends and similar distributions paid to the Company’s Luxembourg and non‑Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake of at least 10% of the total issued and outstanding share capital of the Company or acquired the Company’s Class A common shares for at least €1,200,000; and (2) such qualifying shareholder has either held this qualifying stake in the capital of the Company for an uninterrupted period of at least 12 months at the time of the payment of the dividend. If the minimum 12‑month retention period is not met at the distribution date, the tax is first withheld and refunded by the

Ardagh Group S.A.

Luxembourg tax authorities once the 12 months retention period is effectively met. However, based on the current practice the Luxembourg tax authorities usually accept to not levy the dividend withholding tax if a commitment to hold the qualifying shareholding for an uninterrupted period of at least 12 months is made. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU member states, qualifying permanent establishments, capital companies resident in Switzerland subject to income tax (without benefiting from an exemption) and share capital companies fully subject to a tax corresponding to Luxembourg corporate income tax (levied on a similar taxable basis compared to what it would be in Luxembourg) that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg. Residents of countries that have concluded a treaty for avoidance of double taxation with Luxembourg might claim application of a reduced rate on or exemption from dividend withholding tax, depending on the terms of the relevant tax treaty.

The application of the dividend withholding tax exemption to taxable companies resident in other EU member states or to their EU permanent establishments is not granted if the income allocated is part of a tax avoidance scheme (general anti‑abuse rule).

Reduction of Luxembourg Withholding Tax—Distributions to Shareholders

As mentioned above, pursuant to the provisions of certain bilateral treaties for the avoidance of double taxation concluded between Luxembourg and other countries, and under certain circumstances, the aforementioned Luxembourg dividend withholding tax may be reduced, but only with respect to corporate direct investment dividends. Luxembourg has entered into bilateral treaties for the avoidance of double taxation with:

Andorra; Armenia; Austria; Azerbaijan; Bahrain; Barbados; Belgium; Brazil; Brunei; Bulgaria; Canada; China; Croatia; Czech Republic; Cyprus (not yet in force); Denmark; Estonia; Finland; France; Georgia; Germany; Greece; Guernsey; Hong Kong; Hungary; Iceland; India; Indonesia; Ireland; Isle of Man; Israel; Italy; Jersey; Japan; Kazakhstan; Laos; Latvia; Liechtenstein; Lithuania; Macedonia; Malta; Malaysia; Mauritius; Mexico; Moldova; Monaco; Morocco; The Netherlands; Norway; Panama; Poland; Portugal; Qatar; Romania; Russia; Saudi Arabia; San Marino; Serbia; Seychelles; Singapore; Slovak Republic; Slovenia; Sri Lanka; South Africa; South Korea; Spain; Sweden; Switzerland; Tajikistan; Taiwan; Thailand; Trinidad and Tobago; Tunisia; Turkey; Ukraine; United Arab Emirates; United Kingdom; United States of America; Uruguay; Uzbekistan; and Vietnam..

U.S. Holders.  The Luxembourg‑U.S. Tax Treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Luxembourg withholding tax on dividends for the portion exceeding 15% in respect of portfolio dividends, i.e., dividends distributed on shareholdings of less than 10% of the total issued share capital of the dividend paying entity. Given that the domestic Luxembourg withholding tax rate is 15%, no further reductions can be obtained in respect of these portfolio dividends received by a U.S. holder.

Credit of Luxembourg Withholding Tax on Dividends and Other Distributions

Luxembourg Holders.  Subject to the satisfaction of certain conditions and assuming, in the case of corporate holders, that the participation exemption does not apply, only half of the gross amount of a dividend distributed to a Luxembourg corporate or individual holder will be subject to respectively Luxembourg corporate income tax and municipal business tax for the Luxembourg corporate holder or Luxembourg income tax for the Luxembourg individual holder. All or part of the withholding tax levied can in principle be credited against the applicable tax.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IN THE COMPANY SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Ardagh Group S.A.

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Not applicable

H.	Documents on display

We will provide our shareholders with annual reports on Form 20‑F containing financial statements audited by our independent auditors within 120 days after the end of each fiscal year. We also intend to issue quarterly earnings press releases as soon as practicable after the end of each quarter and quarterly reports containing interim unaudited financial statements within 60 days after the end of each fiscal quarter. We will furnish these earnings press releases and quarterly reports to the SEC on Form 6‑K and these are publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy

For further information about us and our shares, you may inspect a copy of the registration statement, of the exhibits and schedules to the registration statement or of any reports, statements or other information we file with the SEC without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. You may obtain copies of all or any part of the registration statement from the Public Reference Room by calling the SEC at 1‑800‑SEC‑0330. The SEC maintains a website at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website. Our filings with the SEC are available through the electronic data gathering, analysis and retrieval (EDGAR) system of the SEC.

I.	Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The statements about market risk below relate to our historical financial information included in this annual report.

Interest Rate Risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2017, the Group’s external borrowings were 91.7% (2016: 73.8%) fixed with a weighted average interest rate of 5.5% (2016: 5.4%; 2015: 6.2%). The Group has related party borrowings of €nil as at December 31, 2017 (2016: €673 million).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2017 a one percentage point increase in variable interest rates would increase interest payable by approximately €6 million (2016: €20 million).

Ardagh Group S.A.

Currency Exchange Risk

The Group operates in 22 countries, across five continents. The Group’s main currency exposure in the year to December 31, 2017 was in relation to U.S. dollar, British pounds, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro may have a significant impact on the Group’s financial condition and results of operations as reported in euro. When considering the Group’s position, the we believe that a strengthening of the euro exchange rate by 1% against all other foreign currencies from the December 31, 2017 rate would decrease shareholders’ equity by approximately €4 million (2016: €6 million increase).

Commodity Price Risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity (priced in U.S. dollars) on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on these aluminum purchases in Metal Packaging Europe and Metal Packaging Americas are hedged by entering into swaps under which we pay a fixed euro and U.S. dollar prices, respectively. In contrast, the hedging market for steel, and in particular that for coking coal, is a new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market. The majority of our steel purchases are obtained under one‑year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. Furthermore, the relative price of oil and its by‑products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de‑coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments and storage levels. Volatility

Ardagh Group S.A.

in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, we have either included energy pass‑through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist, our policy is to purchase natural gas and electricity by entering into forward price‑fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. We do not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of its own use exemption and therefore these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. We have 72% and 73% of our energy risk covered for 2018 and 2019, respectively.

Credit Risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to our customers, including outstanding receivables. Our policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions only independently rated parties with a minimum rating of ‘BBB+’ from at least two credit rating agencies are accepted, where possible.

The credit ratings of banks and financial institutions are monitored to ensure compliance with our credit policy. Our policy is to extend credit to customers of good credit standing. Credit risk is managed on an ongoing basis by a designated team of experienced employees. Our policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meets its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2017, our ten largest customers accounted for approximately 36% of total revenue (2016: 33%; 2015: 32%). There is no recent history of default with these customers.

Liquidity Risk

We are exposed to liquidity risk which arises primarily from the maturing of short‑term and long‑term debt obligations and derivative transactions. Our policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, we:

•have committed borrowing facilities that we can access to meet liquidity needs;

•maintain cash balances and liquid investments with highly‑rated counterparties;

•limit the maturity of cash balances;

•borrow the bulk of our debt needs under long‑term fixed rate debt securities; and

Ardagh Group S.A.

•has internal control processes and contingency plans for managing liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs while maintaining sufficient headroom on our undrawn committed borrowing facilities at all times so that we do not breach borrowing limits or covenants on any of our borrowing facilities. Such forecasting takes into consideration our debt financing plans, covenant compliance and compliance with internal balance sheet ratio targets.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group treasury. Group treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the above‑mentioned forecasts.

Item 12. Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On March 14, 2017, our registration statement on Form F-1 (File No. 333-214684) was declared effective by the Securities and Exchange Commission for our initial public offering pursuant to which we sold an aggregate of 18,630,000 Class A common shares at a price to the public of $19.00 per share. Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., Barclays Capital Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC acted as joint book-running managers. The offering commenced as of March 15, 2017 and did not terminate before all of the securities registered in the registration statement were sold. On March 20, 2017, we closed the sale of such shares, resulting in net proceeds to us of approximately €303 million after deducting underwriting discounts and commissions of €20 million and other offering expenses of approximately €10million. No payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates. On August 1, 2017, all of the proceeds were used to redeem €257 million of 4.250% First Priority Senior Secured Notes due 2022 and to pay associated redemption premiums and accrued interest.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Ardagh Group S.A.’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls

Ardagh Group S.A.

and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2017. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2017 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation report of the registered public accounting firm

Not Applicable

D.	Changes in internal control over financial reporting

We have focused significant efforts during the period covered by this annual report on improving the system of internal controls which affect our financial reporting processes. The following specific changes have been implemented or are in progress:

(i) Throughout the Company, we have hired additional accounting and finance personnel.  Many of these additional personnel have been and continue to be involved in the identification, documentation and design of key controls as prescribed in Section 404 of the Sarbanes-Oxley Act; and

(ii) Senior management across all functions have been and continue to be involved in the documentation and design of enhanced internal controls in accordance with the Company's timeline for end of 2018 compliance with Section 404 of the Sarbanes-Oxley Act.

We believe that these measures we have implemented along with other measures that we are in the process of implementing have led to improvements and will continue to lead to further improvements in our systems of internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit committee financial expert

 Our board of directors has determined that Edward White is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the NYSE corporate governance standards and Rule 10A-3 under the Exchange Act.

Ardagh Group S.A.

Item 16B. Code of Ethics

Our board of directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to our chief executive officer, chief financial officer, chief operating officer, controller or persons performing similar functions may only be authorized by a committee of the board of directors and will be promptly disclosed and posted on our website. Amendments to the code must be approved by our board of directors and will be promptly disclosed and posted on our website (other than technical, administrative or non‑substantive changes).

The code is publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our principal accountants for the years ended December 31, 2017 and December 31, 2016.

The following table sumarises the charge for professional fees rendered in those periods:

	Year ended
	December 31,
	2017	2016
	(in € millions)
Audit services	5	5
Audit-related services	2	2
Tax services	1	1
Total	8	8

Audit Services

Audit services are defined as standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local financial statements.

Audit-Related Services

Audit-related fees include services such as auditing of non-recurring transactions, reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Tax Services

Tax services relate to the aggregated fees for services on tax compliance.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the Committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Committee prior to the completion of the audit.

All audit-related service fees and tax service fees were approved by the Audit Committee.

Ardagh Group S.A.

Item 16D. Exemptions from the Listing Standards for Audit Committees

 No exemptions from the listing standards for our audit committee

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 Not applicable

Item 16F. Changes in Registrant’s Certifying Accountant

 Not applicable

Item 16G. Corporate Governance

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and is a controlled company within the meaning of the NYSE corporate governance standards (pursuant to Section 303A of the NYSE’s Listed Company Manual), entitled to certain limited corporate governance exemptions. Under these NYSE standards, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•a majority of the board of directors consist of independent directors;

•the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a controlled company, we utilize these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our audit, compensation and nominating and governance committees, our compensation and nominating and governance committees are not expected to be composed of independent directors.

As a result of the foregoing exemptions, we can cease voluntary compliance at any time, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Item 16H. Mine Safety Disclosure

Not applicable

Ardagh Group S.A.

Part III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

See the Consolidated Financial Statements from F-1 – F-62.

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Index

1.1Memorandum and articles of association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

4.1+Equity and Asset Purchase Agreement dated April 22, 2016 by and among Ardagh Group S.A., Ball Corporation and Rexam PLC (incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

4.2+Amendment No. 1 to the Equity and Asset Purchase Agreement dated June 9, 2016 by and among Ardagh Group S.A., Ball Corporation and Rexam PLC (incorporated by reference to Exhibit 2.2 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

4.3+Amendment No. 2 to the Equity and Asset Purchase Agreement dated June 30, 2016 by and among Ardagh Group S.A., Ball Corporation and Rexam PLC (incorporated by reference to Exhibit 2.3 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

4.4Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

4.5Shareholder Agreement (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

4.6Indemnification Agreement (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

8.1Subsidiaries of Ardagh Group S.A. (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

12.1Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer

12.2 Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer

13.118 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.218 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

Ardagh Group S.A.

99.1Credit Agreement dated as of December 17, 2013 among: (i) Ardagh Holdings USA Inc. and Ardagh Packaging Finance S.A. (as Borrowers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) the Subsidiary Guarantors from time to time party thereto; (iv) the Lenders from time to time party thereto; (v) Citibank, N.A. (as Administrative Agent) and (vi) Citibank, N.A., London Branch (as Security Agent) (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.2Indenture dated as of February 5, 2014 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iv) the Subsidiary Guarantors listed therein and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.3Indenture (as supplemented to the date hereof) dated as of July 3, 2014 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.4Indenture dated as of July 3, 2014 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.5Indenture (as supplemented to the date hereof) dated as of May 16, 2016 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.6Indenture (as supplemented to the date hereof) dated as of May 16, 2016 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.7Indenture dated as of September 16, 2016 among: (i) ARD Finance S.A. (as Issuer); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iii) Citibank, N.A. (as U.S. Paying Agent) and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.8Indenture dated as of January 30, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.8 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

Ardagh Group S.A.

99.9 Indenture dated as of March 8, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii)  Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.9 of our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

101Interactive Data Files (XBRL – Related Documents)

+Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the SEC upon request.

Ardagh Group S.A.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 2, 2018

Ardagh Group S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer

Ardagh Group S.A.

Ardagh Group S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ardagh Group S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ardagh Group S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Dublin, Ireland

February 22, 2018

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting in 2017. We have not determined the specific year we began serving as auditor of the Company or its predecessors.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
			Note 4			Note 4			Note 4
Revenue	3	7,644	—	7,644	6,345	—	6,345	5,199	—	5,199
Cost of sales		(6,321)	(85)	(6,406)	(5,221)	(15)	(5,236)	(4,285)	(37)	(4,322)
Gross profit/(loss)		1,323	(85)	1,238	1,124	(15)	1,109	914	(37)	877
Sales, general and administration expenses		(359)	(43)	(402)	(300)	(116)	(416)	(274)	(44)	(318)
Intangible amortization	9	(235)	—	(235)	(173)	—	(173)	(109)	—	(109)
Operating profit/(loss)		729	(128)	601	651	(131)	520	531	(81)	450
Finance expense	5	(459)	(123)	(582)	(450)	(165)	(615)	(514)	(13)	(527)
Finance income	5	—	—	—	—	78	78	—	—	—
Profit/(loss) before tax		270	(251)	19	201	(218)	(17)	17	(94)	(77)
Income tax (charge)/credit	6	(87)	122	35	(93)	43	(50)	(95)	32	(63)
Profit/(loss) for the year		183	(129)	54	108	(175)	(67)	(78)	(62)	(140)

Profit/(loss) attributable to:
Owners of the parent				54			(67)			(140)
Non-controlling interests				—			—			—
Profit/(loss) for the year				54			(67)			(140)
Profit/(loss) per share:
Basic profit/(loss) for the year attributable to equity holders	7			€0.24			€(0.33)			€(0.69)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2017	2016	2015
	Note	€m	€m	€m
Profit/(loss) for the year		54	(67)	(140)
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		(2)	(52)	(137)
		(2)	(52)	(137)
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		(226)	50	44
—Movement out of reserve		230	(77)	(43)
—Movement in deferred tax		1	(4)	—
		5	(31)	1
Items that will not be reclassified to income statement
—Re-measurements of employee benefit obligations	19	43	(121)	72
—Deferred tax movement on employee benefit obligations		(6)	16	(27)
		37	(105)	45
Total other comprehensive income/(expense) for the year		40	(188)	(91)
Total comprehensive income/(expense) for the year		94	(255)	(231)
Attributable to:
Equity holders		94	(255)	(231)
Non-controlling interests		—	—	—
Total comprehensive income/(expense) for the year		94	(255)	(231)

     The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2017	2016
	Note	€m	€m
Non-current assets
Intangible assets	9	3,422	3,904
Property, plant and equipment	10	2,808	2,911
Derivative financial instruments	18	6	124
Deferred tax assets	12	184	259
Other non-current assets	11	21	20
		6,441	7,218
Current assets
Inventories	13	1,128	1,125
Trade and other receivables	14	1,062	1,164
Derivative financial instruments	18	13	11
Cash and cash equivalents	15	654	772
		2,857	3,072
TOTAL ASSETS		9,298	10,290
Equity attributable to owners of the parent
Issued capital	16	22	—
Share premium	16	1,090	136
Capital contribution	16	431	431
Other reserves		(321)	(324)
Retained earnings		(2,370)	(2,313)
		(1,148)	(2,070)
Non-controlling interests		1	2
TOTAL EQUITY		(1,147)	(2,068)
Non-current liabilities
Borrowings	18	6,926	8,142
Employee benefit obligations	19	831	905
Derivative financial instruments	18	251	—
Deferred tax liabilities	12	486	694
Related party borrowings	20	—	673
Provisions	21	37	57
		8,531	10,471
Current liabilities
Borrowings	18	2	8
Interest payable		59	81
Derivative financial instruments	18	2	8
Trade and other payables	22	1,658	1,539
Income tax payable		135	182
Provisions	21	58	69
		1,914	1,887
TOTAL LIABILITIES		10,445	12,358
TOTAL EQUITY and LIABILITIES		9,298	10,290

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
				Foreign
				currency	Cash flow			Non‑
	Share	Share	Capital	translation	hedge	Retained		controlling
	capital	premium	contribution	reserve	reserve	earnings	Total	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m	€m
	Note 16	Note 16	Note 16
At January 1, 2015	—	400	—	(102)	(3)	(2,046)	(1,751)	2	(1,749)
Loss for the year	—	—	—	—	—	(140)	(140)	—	(140)
Other comprehensive (expense)/income	—	—	—	(137)	1	45	(91)	—	(91)
At December 31, 2015	—	400	—	(239)	(2)	(2,141)	(1,982)	2	(1,980)
Loss for the year	—	—	—	—	—	(67)	(67)	—	(67)
Other comprehensive expense	—	—	—	(52)	(31)	(105)	(188)	—	(188)
Contribution from parent	—	—	431	—	—	—	431	—	431
Share issuance (Note 16)	—	6	—	—	—	—	6	—	6
Reduction in share premium	—	(270)	—	—	—	270	—	—	—
Dividends paid (Note 25)	—	—	—	—	—	(270)	(270)	—	(270)
At December 31, 2016	—	136	431	(291)	(33)	(2,313)	(2,070)	2	(2,068)
Profit for the year	—	—	—	—	—	54	54	—	54
Other comprehensive (expense)/income	—	—	—	(2)	5	37	40	—	40
Share re-organization (Note 16)	22	(22)	—	—	—	—	—	—	—
Share issuance (Note 16)	—	303	—	—	—	—	303	—	303
Conversion of related party loan (Note 16)	—	673	—	—	—	—	673	—	673
Dividends paid (Note 25)	—	—	—	—	—	(148)	(148)	—	(148)
Non-controlling interest in disposed business	—	—	—	—	—	—	—	(1)	(1)
At December 31, 2017	22	1,090	431	(293)	(28)	(2,370)	(1,148)	1	(1,147)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2017	2016	2015
	Note	€m	€m	€m
Cash flows from operating activities
Cash generated from operations	23	1,330	1,109	950
Interest paid - excluding cumulative PIK interest paid	(i)	(406)	(372)	(323)
Cumulative PIK interest paid	(i)	—	(184)	—
Income tax paid		(90)	(84)	(59)
Net cash from operating activities		834	469	568
Cash flows from investing activities
Purchase of business net of cash acquired	24	—	(2,685)	—
Purchase of property, plant and equipment		(422)	(310)	(304)
Purchase of intangible assets		(19)	(12)	(8)
Proceeds from disposal of property, plant and equipment		5	4	8
Net cash used in investing activities		(436)	(3,003)	(304)
Cash flows from financing activities
Proceeds from borrowings		3,497	3,950	—
Repayment of borrowings		(4,061)	(2,322)	(198)
Proceeds from borrowings with related party	20	—	673	—
Proceeds from share issuance	16	306	6	—
Contribution from parent	16	—	431	—
Repayment of borrowings issued to related party	20	—	404	—
Dividends paid	25	(148)	(270)	—
Early redemption premium paid		(85)	(108)	(8)
Deferred debt issue costs paid		(35)	(60)	(1)
Proceeds from the termination of derivative financial instruments	18	42	—	81
Net cash (outflow)/inflow from financing activities		(484)	2,704	(126)
Net (decrease)/increase in cash and cash equivalents		(86)	170	138
Cash and cash equivalents at the beginning of the year	15	772	553	414
Exchange (losses)/gains on cash and cash equivalents		(32)	49	1
Cash and cash equivalents at the end of the year	15	654	772	553

(i)	Total interest paid for the year ended December 31, 2017 is €406 million (2016: €556 million; 2015: €323 million).

   The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. An extraordinary general meeting of the shareholders of the Company on February 22, 2017 resolved to change the Company’s name from Ardagh Finance Holdings S.A. to Ardagh Group S.A. The name change became effective on the same day. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value‑added rigid packaging solutions. The Group’s products include metal and glass containers primarily for food and beverage markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and flavored waters, as well as food, seafood and nutrition. Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end‑use categories.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in Note 26.

The principal accounting policies that have been applied to the consolidated financial statements are described in Note 2.

2. Summary of significant accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, International Financial Reporting Standards (“IFRS”) and related interpretations as adopted by the International Accounting Standards Board (“IASB”). IFRS is comprised of standards and interpretations approved by the IASB and IFRS and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

The consolidated financial statements, are presented in euro which is the functional currency of the Company, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and
•	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial information in conformity with IFRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re‑evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where

Ardagh Group S.A.

assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments.

The consolidated financial statements for the Group were authorized for issue by the Board of Directors of Ardagh Group S.A. (the “Board”) on February 21, 2018.

Re-presentation of prior year comparatives

In accordance with IFRS 3R “Business Combinations”, a number of fair value adjustments were made in relation to the net assets acquired as part of the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”) completed on June 30, 2016. The measurement period in respect of the Beverage Can Acquisition during which the Group may adjust the provisional amounts recognized for the assets and liabilities acquired closed on June 30, 2017. The purchase price allocation in respect of the Beverage Can Acquisition was completed on June 30, 2017.

Accordingly, the consolidated income statement and consolidated statement of comprehensive income for the year ended December 31, 2016, the consolidated statement of financial position at December 31, 2016, and the consolidated statement of changes in equity for the year ended December 31, 2016 were re-presented to reflect the revised fair values and related tax consequences. This re-presentation has no impact on the consolidated statement of cash flows as previously reported. Please refer to Note 24 for details of the final fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Board. Amendments to IAS 7, “Statement of cash flows”, effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group. The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going, unless otherwise stated.

IFRS 15, “Revenue from contracts with customers” replaces IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.  IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.

During 2017 the Group completed its assessment of the potential impact of the new standard, including performing a review of revenue streams and customer contracts in order to evaluate the effects that this standard may have on the consolidated income statement and consolidated statement of financial position. Under current standards the Group recognizes revenue primarily on dispatch of goods. Upon adoption of IFRS 15, where the Group manufactures products for customers that have no alternative use and for which the group has an enforceable right to payment for production completed to date, the standard will require the Group to recognize revenue earlier than current standards such that, for certain contracts, a portion of revenue will be recognized prior to dispatch of goods.

Based on the analysis performed to date, the Group does not expect that the adoption of the new standard will have a material impact on the amount of revenue recognized, when compared to the previous accounting guidance. The Group will recognize a contract asset as opposed to inventory as of the date of adoption of the new standard representing revenue that is accelerated as of that date under the new guidance. The Group expects that the adoption of the standard will not have any other material impact on the consolidated statement of financial position. The new guidance will have no impact on the consolidated statement of cash flows. The Group has determined that it shall report under the new standard

Ardagh Group S.A.

on a modified retrospective basis upon adoption in the first quarter of 2018 which results in the Group retaining prior period figures as reported under the previous standards and recognising the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of retained earnings as at the date of initial adoption.

IFRS 9, “Financial instruments”, replaces IAS 39 “Financial instruments: Recognition and measurement” (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting. It also includes an expected credit loss model that replaces the incurred impairment loss model currently used as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018 and the Group will adopt the new standard from the effective date. The Group does not expect there to be a significant impact on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position in respect of the classification of financial assets and liabilities, the adoption of the new hedge accounting model and the introduction of an expected credit loss model.

IFRS 16, “Leases”, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, “Leases”, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group is continuing to assess the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements.

The IFRS Interpretations Committee issued IFRIC 23 “Uncertainty over income tax treatments”, which clarifies how the recognition and measurement requirements of IAS 12 “Income taxes”, are applied where there is uncertainty over income tax treatments.  IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Group’s assessment of the impact of IFRIC 23 is on-going and it is not expected that the application of this interpretation will have a material impact on the consolidated financial statements of the Group.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de‑consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

Ardagh Group S.A.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Transactions, balances and unrealized gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency

(i)	Foreign currency transactions

Items included in the financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non‑monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combinations and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non‑controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non‑controlling interests in the acquiree at fair value or at the proportionate share

Ardagh Group S.A.

of the acquiree’s identifiable net assets. Acquisition‑related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash‑generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash‑generating unit retained.

Intangible assets

Intangible assets are initially recognized at cost.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight‑line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	8	-	15	years

(i)	Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii)	Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

Ardagh Group S.A.

(iii)	Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv)	Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight‑line basis over the period of the lease.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de‑recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

Ardagh Group S.A.

(iv)	Depreciation

Depreciation is charged to the consolidated income statement on a straight‑line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non‑financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non‑financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first‑in, first‑out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work‑in‑progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non‑derivative financial instruments

Non‑derivative financial instruments comprise trade and other receivables, cash and cash equivalents, restricted cash, borrowings and trade and other payables. Non‑derivative financial instruments are recognized initially at fair value

Ardagh Group S.A.

plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non‑derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

(ii)	Securitized assets

The Group previously entered into a series of securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party. On December 7, 2017 the Group closed its securitization facility. The Group entered into a Global Asset Based Loan transaction (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Cash and cash equivalents

Cash and cash equivalents include cash in hand and call deposits held with banks. Cash and cash equivalents are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash and cash equivalents are classified as financial assets within current assets and stated at amortized cost.

(iv)	Restricted cash

Restricted cash comprises cash held by the Group but which is ring‑fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings (including related party debt)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Ardagh Group S.A.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re‑measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 18. The full fair value of a hedging derivative is classified as a non‑current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. Amounts accumulated in other comprehensive income are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges.

(iii)	Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognized in the consolidated income statement within “finance income/(expense)”. The gain or loss relating to the ineffective portion is also recognized in the consolidated income statement within “finance income/(expense)”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity.

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments, related party convertible borrowings and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions (Notes 18 and 19)
•	Contingent consideration

Ardagh Group S.A.

•	Quantitative disclosures of fair value measurement hierarchy (Note 18)
•	Financial instruments (including those carried at amortized cost) (Note 18)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non‑financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in the consolidated income statement.

(ii)	Multi‑employer pension plans

Multi‑employer craft or industry based pension schemes (“multi‑employer schemes”) have arrangements similar to those of defined benefit schemes. In each case it is not possible to identify the Group’s share of the underlying assets and liabilities of the multi‑employer schemes and therefore in accordance with IAS 19(R), the Group has taken the exemption for multi‑employer pension schemes to account for them as defined contribution schemes recognizing the contributions payable in each period in the consolidated income statement.

Ardagh Group S.A.

(iii)	Other end of service employee benefits

In a number of countries, the Group pays lump sums to employees leaving service. These arrangements are accounted in the same manner as defined benefit pension plans.

(iv)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefits plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post‑retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(v)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre‑tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Revenue from the sale of goods is recognized in the consolidated income statement when the significant risks and rewards of ownership have been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates are provided for in the same period as the related revenues are recorded. Revenue is presented net of such rebates as well as cash discounts and value added tax.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairment of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented

Ardagh Group S.A.

to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), finance lease expenses, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Ardagh Group S.A.

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of recoverable amounts requires the use of estimates as outlined in Note 9. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 9 and 10.

(ii)	Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the Group’s total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The Board regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use.

(iii)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iv)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group with the assistance of professional actuaries, values such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 19.

Ardagh Group S.A.

(v)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 “Presentation of financial statements” (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(vi)	Business combinations and goodwill

Goodwill only arises in business combinations. The amount of goodwill initially recognized is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

3. Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the CODM.

Net finance expense is not allocated to segments as these are reviewed by the CODM on a group‑wide basis. Performance of the segments is assessed based on Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. Segment revenues are derived from sales to external customers. Inter‑segmental revenue is not material.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, trade and other receivables and cash and cash equivalents and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Reconciliation of profit/(loss) for the year to Adjusted EBITDA

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Profit/(loss) for the year	54	(67)	(140)
Income tax (credit)/charge (Note 6)	(35)	50	63
Net finance expense (Note 5)	582	537	527
Depreciation and amortization (Notes 9, 10)	611	507	403
Exceptional operating items (Note 4)	128	131	81
Adjusted EBITDA	1,340	1,158	934

Ardagh Group S.A.

The segment results for the year ended December 31, 2017 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	€m	€m	€m	€m	€m
Revenue	2,967	1,714	1,376	1,587	7,644
Adjusted EBITDA	491	235	301	313	1,340
Capital expenditure	156	71	98	111	436
Segment assets	3,740	1,549	1,823	2,186	9,298

The segment results for the year ended December 31, 2016 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	€m	€m	€m	€m	€m
Revenue	2,235	1,059	1,392	1,659	6,345
Adjusted EBITDA	366	139	296	357	1,158
Capital expenditure	72	35	90	121	318
Segment assets	3,946	1,835	1,895	2,614	10,290

The segment results for the year ended December 31, 2015 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	€m	€m	€m	€m	€m
Revenue	1,650	390	1,452	1,707	5,199
Adjusted EBITDA	260	44	284	346	934
Capital expenditure	46	15	109	134	304
Segment assets	1,863	405	1,765	2,305	6,338

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

No customer accounted for greater than 10% of total revenue in 2017 (2016: none; 2015: one customer).

Total revenue and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
	2017	2016	2015
Revenue	€m	€m	€m
U.S.	2,899	2,437	1,997
United Kingdom	781	724	662
Germany	712	656	573

Ardagh Group S.A.

	At December 31,
	2017	2016
Non-current assets	€m	€m
U.S.	1,849	2,189
Germany	855	760
United Kingdom	564	527

The revenue above is attributed to countries on a destination basis.

The Company is domiciled in Luxembourg. During the year the Group had revenues of €3 million (2016: €2 million, 2015: €2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were €nil (2016: €nil).

Within each reportable segment our packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

4. Exceptional items

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Exceptional impairment - property, plant and equipment	46	8	—
Restructuring costs	32	14	12
Start-up costs	7	5	27
Exceptional impairment - working capital	—	—	(2)
Non-cash inventory adjustment	—	9	—
Past service credit	—	(21)	—
Exceptional items - cost of sales	85	15	37
Transaction related costs - acquisition, integration and IPO	43	114	41
Restructuring and other costs	—	2	3
Exceptional items - SGA expenses	43	116	44
Debt refinancing and settlement costs	109	140	13
Exceptional loss on derivative financial instruments	14	10	—
Interest payable on acquisition notes	—	15	—
Exceptional items - finance expense	123	165	13
Exceptional gain on derivative financial instruments	—	(78)	—
Exceptional items - finance income	—	(78)	—
Total exceptional items	251	218	94

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2017

Exceptional items of €251 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

€109 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

Ardagh Group S.A.

•	€46 million plant, property and equipment impairment charges arising principally from capacity realignment in Glass Packaging North America and Metal Packaging Europe.

•

€43 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Acquisition and other IPO and transaction related costs.

•

€14 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound cross currency interest rate swaps (“CCIRS”), of which €11 million relates to cumulative losses recycled from other comprehensive income.

•	€32 million relating to capacity realignment and restructuring costs in Metal Packaging Europe.

•	€7 million of start-up costs in Metal Packaging Americas and Glass Packaging North America.

2016

Exceptional items of €218 million have been recognized in the year ended December 31, 2016, primarily comprising:

•	€21 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	Restructuring costs relate principally to €7 million in Metal Packaging Europe, €2 million in Metal Packaging Americas and €4 million in Glass Packaging North America.
•	€114 million transaction related costs attributable primarily to the IPO and Beverage Can Acquisition.
•

€140 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	€15 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

€8 million plant, property and equipment impairment charges, of which €5 million relates to impairment of plant and machinery in Metal Packaging Europe and €3 million relates to the impairment of a plant in Metal Packaging Americas.

•

€78 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

•	The €10 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.

2015

Exceptional items of €94 million have been incurred in the year ended December 31, 2015, primarily comprising:

•	€38 million transaction costs, largely associated with the Group’s withdrawn initial public offering of its Metal Packaging business.
•	€27 million start‑up costs related to two plants in Metal Packaging Americas.
•	Restructuring costs of €9 million in Metal Packaging Europe and €5 million in Glass Packaging North America.

Ardagh Group S.A.

•	€3 million acquisition and disposal costs.
•	€2 million reversal of impairment of assets in Metal Packaging Europe.
•

€13 million finance costs comprised of €8 million premium on redemption of the €180 million 8¾% Senior notes due 2020 and repaid in February 2015, €3 million accelerated amortization of deferred finance costs relating to the €180 million 8¾% Senior notes and €2 million other finance costs.

5. Finance income and expense

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Senior secured and senior notes	384	416	378
Term loan	5	26	26
Other interest expense	6	7	8
Interest expense	395	449	412
Net pension interest cost (Note 19)	22	24	23
Loss on derivative financial instruments	24	—	—
Foreign currency translation losses/(gains)	19	(18)	77
Other finance (income)/expense	(1)	(5)	2
Finance expense before exceptional items	459	450	514
Exceptional finance expense (Note 4)	123	165	13
Total finance expense	582	615	527
Exceptional finance income (Note 4)	—	(78)	—
Net finance expense	582	537	527

6. Income tax

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Current tax:
Current tax for the year	88	63	54
Adjustments in respect of prior years	1	(18)	8
Total current tax	89	45	62
Deferred tax:
Deferred tax for the year	(119)	(10)	17
Adjustments in respect of prior years	(5)	15	(16)
Total deferred tax	(124)	5	1
Income tax (credit)/charge	(35)	50	63

Ardagh Group S.A.

Reconciliation of income tax (credit)/charge and the accounting loss multiplied by the Group’s domestic tax rate for 2017, 2016 and 2015 is as follows:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Profit/(loss) before tax	19	(17)	(77)
Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 27.08% (2016: 29.22%; 2015: 29.22%)	5	(5)	(22)
Tax losses for which no deferred income tax asset was recognized	—	1	2
Re-measurement of deferred taxes	(69)	(5)	(5)
Adjustment in respect of prior years	(4)	(3)	(8)
Income subject to state and other local income taxes	15	9	11
Income taxed at rates other than standard tax rates	(17)	19	27
Non-deductible items	28	37	62
Other	7	(3)	(4)
Income tax (credit)/charge	(35)	50	63

The total income tax (credit)/charge outlined above for each year includes tax credits of €122 million in 2017 (2016: €43 million; 2015: €32 million) in respect of exceptional items. This includes a credit of €68 million on remeasurement of deferred tax positions following the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America.

On December 22, 2017, the TCJA was signed into US law. On re-measurement of Ardagh Group’s deferred tax positions following the enactment of the TCJA, a one-time non-cash benefit of €68 million was recorded to the income statement.  This credit reflects a reduction in Ardagh Group’s US net deferred tax liability due to the reduction in the US federal corporate tax rate, which will apply when the existing temporary differences reverse, from the existing rate of 35% to 21% with effect from January 1, 2018. The additional tax credit on re-measurement of deferred tax positions of €1 million is attributable to the progressive reduction in the French corporate income tax rate, which will apply when the existing temporary differences reverse, from 28% to 25%.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg and income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 27.08% rate) on earnings.

7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit/(loss) for the year attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS computations:

	Year ended December 31,
	2017	2016	2015
	€'m	€'m	€'m
Profit/(loss) attributable to equity holders	54	(67)	(140)

	2017	2016	2015
Weighted average number of ordinary shares for basic EPS (millions of shares)	229.6	202.0	202.0
Profit/(loss) per share	€0.24	€(0.33)	€(0.69)

Ardagh Group S.A.

The weighted average number of ordinary shares at December 31, 2016 and 2015 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in Note 16 (i). Please refer to Note 16 for details of transactions involving ordinary shares for the year ended December 31, 2017.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

8. Employee costs

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Wages and salaries	1,196	1,076	927
Social security costs	186	151	133
Defined benefit plan pension costs (Note 19)	41	42	45
Defined benefit past service credit (Note 19)	(9)	(39)	—
Defined contribution plan pension costs (Note 19)	31	31	14
	1,445	1,261	1,119

	At December 31,
Employees	2017	2016	2015
Production	20,793	20,823	17,068
Administration	2,698	2,711	1,789
	23,491	23,534	18,857

Ardagh Group S.A.

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	€m	€m	€m	€m	€m
Cost
At January 1, 2016	1,047	851	181	49	2,128
Acquisitions (Note 24)	904	1,247	31	11	2,193
Additions	—	—	8	3	11
Impairment	—	—	—	(2)	(2)
Exchange	30	44	2	—	76
At December 31, 2016	1,981	2,142	222	61	4,406
Amortization
At January 1, 2016		(233)	(51)	(34)	(318)
Charge for the year		(143)	(23)	(7)	(173)
Exchange		(2)	(9)	—	(11)
At December 31, 2016		(378)	(83)	(41)	(502)
Net book value
At December 31, 2016	1,981	1,764	139	20	3,904
Cost
At January 1, 2017	1,981	2,142	222	61	4,406
Additions	—	—	5	14	19
Derecognition of fully amortized assets	—	(36)	—	—	(36)
Exchange	(146)	(142)	(18)	(2)	(308)
At December 31, 2017	1,835	1,964	209	73	4,081
Amortization
At January 1, 2017		(378)	(83)	(41)	(502)
Charge for the year		(199)	(28)	(8)	(235)
Derecognition of fully amortized assets		36	—	—	36
Exchange		35	6	1	42
At December 31, 2017		(506)	(105)	(48)	(659)
Net book value
At December 31, 2017	1,835	1,458	104	25	3,422

In the year ended December 31, 2017 an intangible asset relating to an acquired customer relationship in Glass Packaging North America was derecognised. This asset had reached the end of its estimated useful life and had a net book value of €nil at the date of derecognition.

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination. The allocation of goodwill arising from the Beverage Can Acquisition was finalized on June 30, 2017.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated, is set out below:

Ardagh Group S.A.

	At December 31,
	2017	2016
	€m	€m
Metal Packaging Europe - excluding the Beverage Can Business ('Metal Europe')	267	268
Metal Packaging Americas - excluding the Beverage Can Business ('Metal Americas')	24	28
Metal Packaging Europe - Beverage Can Business ('Beverage Europe')	504	507
Metal Packaging Americas - Beverage Can Business ('Beverage Americas')	364	414
Glass Packaging Europe	54	57
Glass Packaging North America	622	707
Total Goodwill	1,835	1,981

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets.

The VIU model used the 2018 budget approved by the Board (2016: 2017 two‑year budget). The budget was then extended for a further four‑year period (2016: 2017 three‑year period) making certain assumptions including that long - term capital expenditure equals depreciation and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long term growth in line with long term inflation.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation, tax and working capital.

The discount rate applied to cash flows in the VIU model was estimated using the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

The modelled cash flows take into account the Group’s established history of earnings, cash flow generation and the nature of the markets in which we operate, where product obsolescence is low. The key assumptions employed in modelling estimates of future cash flows are subjective and include projected Adjusted EBITDA, discount rates and growth rates, replacement capital expenditure requirements, rates of customer retention and the ability to maintain margin through the pass through of input cost inflation.

A sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying values of the CGUs.

Ardagh Group S.A.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

						Glass
					Glass	Packaging
	Metal	Metal	Beverage	Beverage	Packaging	North
	Europe	Americas	Europe	Americas	Europe	America
	€m/%	€m/%	€m/%	€m/%	€m/%	€m/%
2017
Carrying amount of goodwill	267	24	504	364	54	622
Excess of recoverable amount	2,588	376	1,376	655	2,424	716
Pre-tax discount rate applied	7.3	8.3	7.4	9.6	8.2	9.1
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	1.5
2016
Carrying amount of goodwill	268	28	507	414	57	707
Excess of recoverable amount	2,178	372	582	274	2,057	1,630
Pre-tax discount rate applied	8.3	9.8	8.9	11.9	8.7	10.3
Growth rate for terminal value	1.5	2.0	1.5	2.0	1.5	2.0

Ardagh Group S.A.

10. Property, plant and equipment

		Plant,	Office
	Land and	machinery	equipment
	buildings	and other	and vehicles	Total
	€m	€m	€m	€m
Cost
At January 1, 2016	761	2,855	51	3,667
Acquisitions (Note 24)	171	461	—	632
Additions	3	315	5	323
Impairment	—	(8)	—	(8)
Disposals	(6)	(192)	(10)	(208)
Transfers	13	(29)	16	—
Exchange	(9)	(43)	(1)	(53)
At December 31, 2016	933	3,359	61	4,353
Depreciation
At January 1, 2016	(174)	(1,161)	(25)	(1,360)
Charge for the year	(26)	(299)	(9)	(334)
Disposals	4	191	9	204
Exchange	6	41	1	48
At December 31, 2016	(190)	(1,228)	(24)	(1,442)
Net book value
At December 31, 2016	743	2,131	37	2,911
Cost
At January 1, 2017	933	3,359	61	4,353
Additions	7	447	5	459
Impairment (Note 4)	—	(46)	—	(46)
Disposals	(4)	(142)	(9)	(155)
Transfers	10	(8)	6	8
Exchange	(34)	(156)	(4)	(194)
At December 31, 2017	912	3,454	59	4,425
Depreciation
At January 1, 2017	(190)	(1,228)	(24)	(1,442)
Charge for the year	(31)	(336)	(9)	(376)
Disposals	2	139	9	150
Transfers	1	(2)	1	—
Exchange	3	46	2	51
At December 31, 2017	(215)	(1,381)	(21)	(1,617)
Net book value
At December 31, 2017	697	2,073	38	2,808

Depreciation expense of €369 million (2016: €329 million; 2015: €289 million) has been charged in cost of sales and €7 million (2016: €5 million; 2015: €5 million) in sales, general and administration expenses.

Transfers primarily relate to the reclassification of construction in progress to the applicable classification within property, plant and equipment and the reclassification of certain consumables with an estimated useful life of greater than one year, from inventory to property, plant and equipment. Construction in progress at December 31, 2017 was €201 million (2016: €114 million).

Included in property, plant and equipment is an amount for land of €188 million (2016: €195 million).

Ardagh Group S.A.

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2016: €nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2017 in accordance with IAS 36. In the year ended December 31, 2017 an impairment charge of €46 million (2016: €8 million) has been recognized, of which €32 million (2016: €nil) relates to the impairment of plant and machinery in Glass Packaging North America and €14 million (2016: €5 million) relates to the impairment of plant and machinery in Metal Packaging Europe, arising principally from capacity realignment.

Finance leases

The depreciation charge for capitalized leased assets was €1 million (2016: €1 million; 2015: €1 million) and the related finance charges were €nil (2016: €nil; 2015: €nil). The net carrying amount is €10 million (2016: €10 million).

Operating lease commitments

During the year, the expense in respect of operating lease commitments was as follows:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Plant and machinery	5	5	5
Land and buildings	19	24	21
Office equipment and vehicles	10	9	8
	34	38	34

At December 31, the Group had total commitments under non‑cancellable operating leases which expire:

	At December 31,
	2017	2016	2015
	€m	€m	€m
Not later than one year	29	30	27
Later than one year and not later than five years	64	69	69
Later than five years	67	68	67
	160	167	163

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2017	2016	2015
	€m	€m	€m
Contracted for	84	110	30
Not contracted for	12	19	6
	96	129	36

Ardagh Group S.A.

11. Other non‑current assets

At December 31, 2017 other non‑current assets of €21 million (2016: €20 million) include €8 million (2016: €6 million) relating to the Group’s investment in its joint ventures.

12. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	€m	€m	€m
At January 1, 2016	397	(680)	(283)
Acquisition (Note 24)	73	(219)	(146)
(Charged)/credited to the income statement (Note 6)	(42)	37	(5)
Credited/(charged) to other comprehensive income	17	(5)	12
Reclassification	3	(3)	—
Exchange	(3)	(10)	(13)
At December 31, 2016	445	(880)	(435)
(Charged)/credited to the income statement (Note 6)	(60)	184	124
(Charged)/credited to other comprehensive income	(6)	1	(5)
Reclassification	4	(4)	—
Exchange	(26)	40	14
At December 31, 2017	357	(659)	(302)

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2017	2016
	€m	€m
Tax losses	28	32
Employee benefit obligations	156	172
Depreciation timing differences	75	82
Provisions	58	94
Other	40	65
	357	445
Available for offset	(173)	(186)
Deferred tax assets	184	259
Intangible assets	(329)	(482)
Accelerated depreciation and other fair value adjustments	(308)	(359)
Other	(22)	(39)
	(659)	(880)
Available for offset	173	186
Deferred tax liabilities	(486)	(694)

Ardagh Group S.A.

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Tax losses	(2)	(3)	(18)
Employee benefit obligations	(19)	(12)	13
Depreciation timing differences	(5)	(12)	(2)
Provisions	(23)	—	(7)
Other deferred tax assets	(11)	(15)	(7)
Intangible assets	138	38	30
Accelerated depreciation and other fair value adjustments	26	6	2
Other deferred tax liabilities	20	(7)	(12)
	124	(5)	(1)

Deferred tax assets are only recognized on tax loss carry‑forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of €52 million (2016: €43 million) in respect of tax losses amounting to €311 million (2016: €223 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. In addition, the Group did not recognize deferred tax assets of €42 million (2016: €70 million) in respect of capital losses amounting to €199 million (2016: €201 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

13. Inventories

	At December 31,
	2017	2016
	€m	€m
Raw materials and consumables	308	289
Mold parts	43	44
Work-in-progress	71	68
Finished goods	706	724
	1,128	1,125

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan facility (Note 18). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2017 was not material.

14. Trade and other receivables

	At December 31,
	2017	2016
	€m	€m
Trade receivables	846	920
Other receivables and prepayments	216	244
	1,062	1,164

Ardagh Group S.A.

The fair values of trade and other receivables approximate the amounts shown above. Movements on the provision for impairment of trade receivables are as follows:

	2017	2016	2015
	€m	€m	€m
At January 1,	14	14	14
Provision for receivables impairment	5	1	2
Receivables written off during the year as uncollectible	—	(1)	(2)
At December 31,	19	14	14

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence that the customer is experiencing financial difficulty. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Providing against the remaining population of customers

Historic data is monitored and applied as the primary source of evidence to assess the level of losses incurred, although impairments cannot yet be identified with individual receivables. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for increase of the level of provision above historic loss experience. However, the fact that payments are made late by customers does not automatically provide evidence that a provision should be recognized.

As of December 31, 2017, trade receivables of €51 million (2016: €46 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2017	2016
	€m	€m
Up to three months past due	38	40
Three to six months past due	4	4
Over six months past due	9	2
	51	46

15. Cash and cash equivalents

	At December 31,
	2017	2016
	€m	€m
Cash at bank and in hand	535	729
Short term bank deposits	108	16
Restricted cash	11	27
	654	772

Within cash and cash equivalents, the Group had €11 million of restricted cash at December 31, 2017 (2016: €27 million), which includes bank guarantees in the United States and early retirement plans in Germany.

Ardagh Group S.A.

16. Issued capital and reserves

Share capital

Issued and fully paid shares:

At December 31, 2016		Number of shares (millions)	€m
- Ordinary shares (par value €0.01)		11.1
Cancellation of ordinary shares	(i)	(11.1)	—
Issue of shares:
- Class A common shares (par value €0.01)	(ii)	18.6	—
- Class B common shares (par value €0.10)	(i)	217.7	22
At December 31, 2017		236.3	22

2017

(i)	Share reorganization

In March 2017, the Company completed a reorganization of its capital structure. The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued, on a pro rata basis, 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its €673 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii)	Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were €303 million, after deducting underwriting discounts of €20 million and estimated directly attributable transaction costs of €10 million.

2016

(i)	Share premium

On September 21, 2016 the Company issued 1,111,200 ordinary shares to ARD Group Finance Holdings S.A. at a par value of €0.01 per share with a share premium of €6 million.

On the same date, the Board approved the reclassification of an element of the Company’s share premium to retained earnings, thereby realizing a distributable reserve, and subsequently paid a dividend to its parent company.

(ii)	Capital contribution

On September 21, 2016 the Company received a contribution of €431 million in cash from its parent company. There were no terms and conditions associated with the contribution. The proceeds from this contribution were mainly

Ardagh Group S.A.

used to redeem part of the principal amount outstanding of its $841 million 8.625% Senior PIK Notes due 2019 and €295 million 8.375% Senior PIK Notes due 2019.

All other reserves are as stated in the consolidated statement of changes in equity.

17. Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate risk, currency exchange risk, commodity price risk, credit risk, and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong balance sheet and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources. The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below.

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayments and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. As at December 31, 2017 the ratio for the Group was 4.87x (2016: 6.26x; 2015: 6.26x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2017, the Group’s external borrowings were 91.7% (2016: 73.8%) fixed with a weighted average interest rate of 5.5% (2016: 5.4%; 2015: 6.2%). The weighted average interest rate of the Group for the year ended December 31,2017 was 4.9% (2016: 5.2%; 2015 6.2%). The Group has related party borrowings of €nil as at December 31, 2017 (2016: €673 million).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2017 a one percentage point increase in variable interest rates would increase interest payable by approximately €6 million (2016: €20 million).

Ardagh Group S.A.

Currency exchange risk

The Group operates in 22 countries, across five continents. The Group’s main currency exposure in the year to December 31, 2017 was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro may have a significant impact on the Group’s financial condition and results of operations as reported in euro. When considering the Group’s position, the Group believes that a strengthening of the euro exchange rate by 1% against all other foreign currencies from the December 31, 2017 rate would decrease shareholders’ equity by approximately €4 million (2016: €6 million increase).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity (priced in U.S. dollars) on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Packaging Europe and Metal Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. In contrast, the hedging market for steel, and in particular that for coking coal, is a new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market. The majority of our steel purchases are obtained under one-year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. Furthermore, the relative price of oil and its by‑products may materially impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through contracts in relation to the underlying metal raw material cost the Group uses derivative agreements to manage this risk.  The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures.  Increasing raw material costs over time has the potential, if we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.  The Group is also exposed to possible interruptions of supply of aluminum and steel or other raw materials and any inability to purchase raw materials could negatively impact our operations.

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de‑coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

Ardagh Group S.A.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass‑through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist the Group policy is to purchase gas and electricity by entering into forward price‑fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. We have 72% and 73% of our energy risk covered for 2018 and 2019, respectively.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible.

The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meets its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2017, the Group’s ten largest customers accounted for approximately 36% of total revenues (2016: 33%; 2015: 32%). There is no recent history of default with these customers.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes and contingency plans for managing liquidity risk.

Ardagh Group S.A.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans and covenant compliance and internal balance sheet ratio targets.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the above‑mentioned forecasts.

18. Financial assets and liabilities

The Group’s net external debt was as follows:

	At December 31,
	2017	2016
	€m	€m
Loan notes	6,918	7,513
Term loan	—	627
Other borrowings	10	10
Total borrowings	6,928	8,150
Cash and cash equivalents	(654)	(772)
Derivative financial instruments used to hedge foreign currency and interest rate risk	251	(124)
Net debt	6,525	7,254

At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	€m	€m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	834	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	596	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	451	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,414	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,376	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	367	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	678
Finance Lease Obligations	GBP/EUR			Amortizing	7	7	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						6,988	679
Deferred debt issue costs and bond premium						(60)	—
Net borrowings / undrawn facilities						6,928	679
Cash and cash equivalents						(654)	654
Derivative financial instruments used to hedge foreign currency and interest rate risk						251	—
Net debt / available liquidity						6,525	1,333

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

Ardagh Group S.A.

Certain of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a number of financial covenants including a fixed charge coverage ratio. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	€m	€m
		currency			currency
		m			m
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	—
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	—
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	—
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	—
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	—
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	—
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	—	—	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	—	—	147
Finance lease obligations	GBP/EUR			Amortizing	7	7	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	3	1
Total borrowings / undrawn facilities						8,230	250
Deferred debt issue costs and bond discount						(80)	—
Net borrowings / undrawn facilities						8,150	250
Cash and cash equivalents						(772)	772
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	—
Net debt / available liquidity						7,254	1,022

The following table summarizes the Group’s movement in net debt:

	2017	2016
	€m	€m
Net decrease/(increase) in cash and cash equivalents per consolidated statement of cash flows	118	(219)
(Decrease)/increase in net borrowings and derivative financial instruments	(847)	1,622
(Decrease)/increase in net debt	(729)	1,403
Net debt at January 1,	7,254	5,851
Net debt at December 31,	6,525	7,254

The (decrease)/increase in net borrowings and derivative financial instruments includes proceeds from borrowings of €3.5 billion (2016: €4.0 billion), repayments of borrowings of €4.1 billion (2016: €2.3 billion), a fair value loss on derivative financial instruments used to hedge foreign currency and interest rate risk of €0.4 billion (2016: gain of €0.1 billion) which partially offsets a corresponding foreign exchange gain on borrowings of €0.7 billion (2016: loss of €0.3 billion), with the net foreign exchange gain on borrowings impacting net debt by approximately €0.3 billion (2016: loss of €0.2 billion).

Ardagh Group S.A.

The maturity profile of the Group’s borrowings is as follows:

	At December 31,
	2017	2016
	€m	€m
Within one year or on demand	2	8
Between one and two years	1	8
Between two and five years	962	3,332
Greater than five years	5,963	4,802
	6,928	8,150

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2017	€m	€m	€m
Within one year or on demand	380	2	1,658
Between one and two years	379	70	—
Between two and five years	2,068	55	—
Greater than five years	6,568	126	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2016	€m	€m	€m
Within one year or on demand	447	8	1,539
Between one and two years	447	—	—
Between two and five years	4,400	—	—
Greater than five years	5,339	—	—

The carrying amount and fair value of the Group’s borrowings are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2017	€m	€m	€m	€m
Loan notes	6,978	(60)	6,918	7,334
Finance leases	7	—	7	7
Bank loans, overdrafts and revolving credit facilities	3	—	3	3
	6,988	(60)	6,928	7,344

Ardagh Group S.A.

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	bond discount	Total	Fair value
At December 31, 2016	€m	€m	€m	€m
Loan notes	7,591	(78)	7,513	7,817
Term loan	629	(2)	627	635
Finance leases	7	—	7	7
Bank loans, overdrafts and revolving credit facilities	3	—	3	3
	8,230	(80)	8,150	8,462

Financing activity

2017

On January 30, 2017, the Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility, together with applicable redemption premiums and accrued interest.

On March 21, 2017, Ardagh Group S.A. replaced its wholly owned subsidiary, Ardagh Packaging Holdings Limited, as the parent guarantor under the then outstanding notes issued by Ardagh Holdings USA Inc. and Ardagh Packaging Finance plc.

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Group redeemed in full $415 million 6.750% Senior Notes due 2021 and paid applicable redemption premiums and accrued interest.

On June 12, 2017, the Group issued £400 million 4.750% Senior Notes due 2027. The proceeds, together with certain cash, were used to redeem, on June 12, 2017, the Group’s $500m Senior Secured Floating Rate Notes due 2021, and to pay applicable redemption premiums and accrued interest.

On August 1, 2017, the Group redeemed in full the 4.250% First Priority Senior Secured Notes due 2022, together with applicable redemption premiums and accrued interest.

On December 7, 2017, the Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories, replaces the HSBC Securitization Program and the Bank of America Facility. It will provide funding for working capital and general corporate purposes. On December 31, 2017, the Group has €678 million available under this facility.

2016

On May 16, 2016 the Group issued the following notes:

•	$1,000 million aggregate principal amount of 4.625% Senior Secured Notes due 2023;

Ardagh Group S.A.

•	$500 million aggregate principal amount of Senior Secured Floating Rate Notes due 2021 at a coupon of LIBOR plus 3.250%;
•	€440 million aggregate principal amount of 4.125% Senior Secured Notes due 2023;
•	$1,650 million aggregate principal amount of 7.250% Senior Notes due 2024; and
•	€750 million aggregate principal amount of 6.750% Senior Notes due 2024.

The net proceeds from the issuance and sale of these notes were used to finance the Beverage Can Acquisition and to repay the following notes:

•	€475 million aggregate principal amount of 9.250% Senior Notes due 2020;
•	$920 million aggregate principal amount of 9.125% Senior Notes due 2020; and
•	$15 million aggregate principal amount of $150 million 7.000% Senior Notes due 2020.

These notes were repaid on May 16, 2016.

The notes issued to finance the Beverage Can Acquisition were held in escrow from the issuance date to the acquisition completion date. Interest charged during this period has been classified as an exceptional finance expense (see Note 4).

On September 16, 2016, the Group repaid in full the principal amount outstanding of its $841 million 8.625% Senior PIK Notes due 2019 and €295 million 8.375% Senior PIK Notes due 2019. Costs associated with the early redemption have been classified as exceptional in the consolidated income statement.

On October 3, 2016 the Group agreed to extend the maturity of the Term Loan B Facility by two years to December 2021.

On November 15, 2016, the Group repaid in full the principal amount outstanding of its $135 million 7.000% Senior Notes due 2020. Costs associated with the early redemption have been classified as exceptional in the consolidated income statement.

Ardagh Group S.A.

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2017			2016
	USD	EUR	GBP	USD	EUR	GBP
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	—	—
4.625% Senior Secured Notes due 2023	5.16%	—	—	5.18%	—	—
4.125% Senior Secured Notes due 2023	—	4.63%	—	—	4.66%	—
4.250% Senior Secured Notes due 2022	4.51%	—	—	—	—	—
4.250% First Priority Senior Secured Notes due 2022	—	—	—	—	4.52%	—
First Priority Senior Secured Floating Rate Notes due 2019	—	—	—	3.49%	—	—
Senior Secured Floating Rate Notes due 2022	—	—	—	4.26%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	—
6.000% Senior Notes due 2025	6.14%	—	—	—	—	—
7.250% Senior Notes due 2024	7.72%	—	—	7.74%	—	—
6.750% Senior Notes due 2024	—	7.00%	—	—	7.01%	—
6.000% Senior Notes due 2021	6.38%	—	—	6.38%	—	—
6.750% Senior Notes due 2021	—	—	—	7.45%	—	—
6.250% Senior Notes due 2019	—	—	—	7.25%	—	—
USD Term Loan B Facility due 2021	—	—	—	4.16%	—	—

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2017	2016
	€m	€m
Euro	1,934	2,332
U.S. dollar	4,546	5,816
British pound	448	2
	6,928	8,150

The Group has the following undrawn borrowing facilities:

	At December 31,
	2017	2016
	€m	€m
Expiring within one year	1	1
Expiring beyond one year	678	249
	679	250

Derivative financial instruments

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Ardagh Group S.A.

Fair values are calculated as follows:

(i)	Senior secured and senior notes - The fair value of debt securities in issue is based on quoted market prices and represent Level 1 inputs.
(ii)	Loan notes - The fair values are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the loan notes trade are not active.
(iii)

Bank loans, overdrafts and revolving credit facilities - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iv)	Finance leases - The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)	CCIRS - The fair values of the CCIRS are valued using Level 2 valuation inputs.
(vi)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	€m	€m	€m	€m
Fair Value Derivatives
Metal forward contracts	14	164	—	—
Cross currency interest rate swaps	—	—	251	2,591
Forward foreign exchange contracts	3	149	1	43
NYMEX gas swaps	—	—	1	17
Carbon futures	2	8	—	—
At December 31, 2017	19	321	253	2,651

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	€m	€m	€m	€m
Fair Value Derivatives
Metal forward contracts	8	187	—	—
Cross currency interest rate swap	124	1,499	—	—
Forward foreign exchange contracts	—	—	8	195
NYMEX gas swaps	2	15	—	—
Carbon Futures	1	2	—	—
At December 31, 2016	135	1,703	8	195

Derivative instruments with a fair value of €6 million (2016: €124 million) are classified as non-current assets and €13 million (2016: €11 million) as current assets in the consolidated statement of financial position at December 31, 2017. Derivative instruments with a fair value of €251 million (2016: €nil) are classified as non-current liabilities and €2 million (2016: €8 million) as current liabilities in the consolidated statement of financial position at December 31, 2017.

The majority of derivative assets and liabilities mature within one year with the exception of the cross currency interest rate swaps (“CCIRS”) which mature at dates between February 2019 and February 2023 and certain metal forward contracts which mature at dates between October 2019 and October 2020.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Ardagh Group S.A.

Cross currency interest rate swaps

2017

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2017 of €251 million (December 31, 2016: net asset of €124 million). In the year ended December 31, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in May 2022. The Group received net proceeds of €42 million in consideration and recognized an exceptional loss of €14 million on the termination (see Note 4).

2016

In June 2016 the Group entered into cross currency interest rate swaps totaling $1,300 million.  These swaps were entered into in order to partially swap the US dollar principal and interest repayments on the Group’s $1,650 million 7.250% Senior Notes due 2024 equally into euro and British pounds. The Group also hedges a further $440 million of its external debt and interest thereon into euro using a CCIRS.

An exceptional gain of €78 million was recognised in the consolidated income statement for the year relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter. Further an exceptional loss of €10 million was incurred relating to cross currency interest rate swaps for which hedge accounting did not apply (see Note 4).

In December 2015, the Group terminated its existing CCIRS due for maturity in June 2019, and replaced it with a new CCIRS with a maturity date of June 2019. The Group received proceeds of €81 million in consideration of the termination.

Net investment hedge in foreign operations

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive eincome are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognised in the consolidated income statement due to ineffectiveness is €nil (2016: €nil; 2015: €nil).

Metal forward contracts

The Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Ardagh Group S.A.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is €nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of countries and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is €nil; no premium is paid or received.

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX‑quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is €nil; no premium is paid or received.

Carbon futures

The Group hedges a portion of its carbon purchases using European Union Allowance (“EUA”) futures contracts. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices.

19. Employee benefit obligations

The Group operates defined benefit and defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the U.S and the United Kingdom. Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2017 were those recommended by the actuaries. In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of €831 million (2016: €905 million) include other employee benefit obligations of €110 million (2016: €122 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Netherlands		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Obligations	(1,094)	(1,137)	(338)	(345)	(834)	(898)	(16)	(540)	(21)	(22)	(2,303)	(2,942)
Assets	983	1,012	—	—	589	626	—	513	10	8	1,582	2,159
Net obligations	(111)	(125)	(338)	(345)	(245)	(272)	(16)	(27)	(11)	(14)	(721)	(783)

Ardagh Group S.A.

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Current service cost and administration costs:
Cost of sales - current service cost	(38)	(37)	(40)
Cost of sales - past service credit	7	29	—
SGA - current service cost	(3)	(5)	(5)
SGA - past service credit	2	10	—
	(32)	(3)	(45)
Finance expense (Note 5)	(22)	(24)	(23)
	(54)	(27)	(68)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Re-measurement of defined benefit obligation:
Actuarial (loss)/gain arising from changes in demographic assumptions	(5)	24	8
Actuarial (loss)/gain arising from changes in financial assumptions	(93)	(251)	99
Actuarial gain/(loss) arising from changes in experience	2	(10)	30
	(96)	(237)	137
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	140	112	(81)
Actuarial gain/(loss) for the year on defined benefit pension schemes	44	(125)	56
Actuarial (loss)/gain on other long term and end of service employee benefits	(1)	4	16
	43	(121)	72

The actual return on plan assets resulted in a gain of €203 million in 2017 (2016: €186 million gain; 2015: €9 million loss).

Ardagh Group S.A.

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2017	2016	2017	2016
	€m	€m	€m	€m
At January 1,	(2,942)	(2,614)	2,159	1,976
Interest income	—	—	63	74
Acquired	—	(354)	—	271
Current service cost	(41)	(42)	—	—
Past service credit	9	39	—	—
Interest cost	(82)	(95)	—	—
Administration expenses paid from plan assets	—	—	(2)	(3)
Re-measurements	(96)	(237)	140	112
Obligations/(assets) extinguished on reclassification	535	187	(535)	(187)
Employer contributions	—	—	45	43
Employer contributions—acquisition related	—	—	—	7
Employee contributions	(2)	(5)	2	5
Benefits paid	145	118	(145)	(118)
Exchange	171	61	(145)	(21)
At December 31,	(2,303)	(2,942)	1,582	2,159

The defined benefit obligations above include €379 million (2016: €380 million) of unfunded obligations. Employer contributions above include €6 million contributed under schemes extinguished during the year (2016: €11 million).

Interest income and interest cost in the table above does not include interest cost of €3 million (2016: €3 million; 2015: €2 million) relating to other employee benefit obligations.

During the year ended December 31, 2017 a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the date of transfer, a past service credit of €9 million was recognised such that on the date of transfer the defined benefit obligation and asset were both €535 million (December 31, 2016: €524 million and €513 million respectively). The Group has taken the exemption under IAS 19 (R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit obligation scheme at December 31, 2017.

During the year ended December 31, 2016 the Group recognized a past service credit of €21 million following the amendment of certain defined benefit pension schemes in Glass Packaging North America. This was classified as an exceptional gain (Note 4). The remaining past service credit of €18 million was recognized following the transfer of a Netherlands defined benefit pension scheme to a multi‑employer scheme as outlined hereafter, and following other defined benefit pension scheme amendments in Glass Packaging North America. During the year ended December 31, 2016 a defined benefit pension scheme in the Netherlands was transferred to a multi‑employer scheme. Prior to the date of transfer, a past service credit of €8 million was recognized such that on the date of transfer, the defined benefit obligation and asset were both €187 million (December 31, 2015: €174 million and €168 million respectively).

The net obligations and assets acquired as part of the Beverage Can Acquisition exclude €33 million other employee benefit obligations mainly relating to a post‑retirement medical scheme in North America. The Group was required to make a once‑off contribution of €7 million in respect of the acquired defined benefit schemes.

Ardagh Group S.A.

Plan assets comprise:

	At December 31,
	2017	2017	2016	2016
	€m	%	€m	%
Equities	981	62	1,152	53
Target return funds	248	16	275	13
Bonds	208	13	558	26
Cash/other	145	9	174	8
	1,582	100	2,159	100

The pension assets do not include any of the Company’s ordinary shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include national and international equities, fixed income government and non‑government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (ERISA), reflecting regulations issued by the Internal Revenue Service (IRS) and the Department of Labor.

The Glass Packaging North America plan covers both hourly and salaried employees. The plan benefits are determined using a formula which reflects an employee’s years of service and either their final average salary or a dollar per month benefit level. The plan is governed by a Fiduciary Benefits Committee (“the Committee”) which is appointed by the Company and contains only employees of Ardagh Group. The Committee is responsible for the investment of the plan’s assets, which are held in a trust for the benefit of employees, retirees and their beneficiaries, and which can only be used to pay plan benefits and expenses.

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014 in connection with the VNA Acquisition. The Pension Benefit Guaranty Corporation (“PBGC”) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The UK pension plans are trust‑based UK funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There are two pension plans in place relating to Metal Packaging Europe, one of which relates to the Beverage Can Business. There are two pension plans in place in Glass Packaging Europe. One of the pension plans in the Metal Packaging Europe division has been closed to future accrual from July 1, 2014. For this plan, pensions are calculated based on service to the point of closure, but with members’ benefits retaining a final salary link while employed by the Company. The other Metal Packaging Europe pension plan, relating to the Beverage Can Business, is closed to new entrants. For this plan, pensions are calculated based on service to retirement with members’ benefits based on final career earnings. The pension plans relating to the Glass Packaging Europe division have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively.

Ardagh Group S.A.

The UK pension plans are each governed by a board of trustees which is independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The UK pension plans are subject to the UK regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

The Group operates a number of defined benefit pension schemes in Germany including three relating to the Beverage Can Business. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.10	3.20
Rates of increase in salaries	2.00 - 3.00	2.00 - 3.00	2.50	2.50	2.60	2.20
Discount rates	3.80	4.45	1.68 - 2.24	1.57 - 2.06	2.70	2.80

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2017	2016	2017	2016	2017	2016
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	21	21	21	21
Life expectancy, future pensioners	23	23	24	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated €180 million (2016: €243 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated €192 million (2016: €242 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated €80 million (2016: €93 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated €76 million (2016: €93 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated €86 million (2016: €93 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated €81 million (2016: €92 million).

Ardagh Group S.A.

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of €46 million at December 31, 2017 (2016: €63 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2018 is €30 million (2017: €37 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2017
Active members	467	1,694	943	—	1,011	4,137
Deferred members	954	706	139	1,527	759	2,697
Pensioners including dependents	756	1,081	150	744	762	6,379
Weighted average duration (years)	21	17	17	23	18	13
2016
Active members	467	1,803	970	—	1,032	4,043
Deferred members	954	664	115	1,527	732	2,648
Pensioners including dependents	756	1,011	133	744	786	6,302
Weighted average duration (years)	20	18	20	23	19	12

The expected total benefit payments over the next five years are:

						Subsequent
	2018	2019	2020	2021	2022	five years
	€m	€m	€m	€m	€m	€m
Benefits	97	95	98	101	104	560

The Group also has defined contribution plans; the contribution expense associated with these plans for 2017 was €31 million (2016: €31 million; 2015: €14 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2018 is €36 million.

Other employee benefits

	At December 31,
	2017	2016
	€m	€m
End of service employee benefits	21	23
Long term employee benefits	89	99
	110	122

End of service employee benefits comprise principally amounts due to be paid to employees leaving the Group’s service in France and Italy.

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Packaging Beverage Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

20. Related party borrowings and receivables

During the year ended December 31, 2017, a related party loan of €673 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of the Group’s intermediate parent company), was converted into 86,154 Class B common

Ardagh Group S.A.

shares in accordance with the terms of the loan agreement (Note 16). Following the conversion, the related party borrowings at December 31, 2017 were €nil (December 31, 2016: €673 million).

During the year ended December 31, 2016, a related party loan of €404 million, was repaid in full, owed by the Group’s immediate parent, ARD Finance S.A.

21. Provisions

	At December 31,
	2017	2016
	€m	€m
Current	58	69
Non-current	37	57
	95	126

		Other	Total
	Restructuring	provisions	provisions
	€m	€m	€m
At January 1, 2016	18	78	96
Acquisitions (Note 24)	—	38	38
Provided	25	29	54
Released	(11)	(15)	(26)
Paid	(10)	(28)	(38)
Exchange	—	2	2
At December 31, 2016	22	104	126
Provided	11	23	34
Released	(2)	(28)	(30)
Paid	(9)	(19)	(28)
Exchange	(1)	(6)	(7)
At December 31, 2017	21	74	95

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, workers’ compensation provisions in Glass Packaging North America, and onerous leases.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2018. The remaining balance contains longer term provisions for which the timing of the related payments is subject to uncertainty.

22. Trade and other payables

	At December 31,
	2017	2016
	€m	€m
Trade payables	1,225	1,055
Other payables and accruals	364	419
Amounts owed to parent company	—	3
Other tax and social security payable	41	32
Payables and accruals for exceptional items	28	30
	1,658	1,539

The fair values of trade and other payables approximate the amounts shown above.

Ardagh Group S.A.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

23. Cash generated from operating activities

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Profit/(loss) for the year	54	(67)	(140)
Income tax (credit)/charge (Note 6)	(35)	50	63
Net finance expense (Note 5)	582	537	527
Depreciation and amortization (Notes 9, 10)	611	507	403
Exceptional operating items (Note 4)	128	131	81
Movement in working capital	64	120	90
Acquisition-related, IPO, start-up and other exceptional costs paid	(65)	(159)	(54)
Exceptional restructuring paid	(9)	(10)	(20)
Cash generated from operations	1,330	1,109	950

24. Business combinations and disposals

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire Beverage Can. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This was a strategically important acquisition which was highly complementary to the Group's existing metal and glass packaging businesses.

The following table summarizes the consideration paid for the Beverage Can Business and the fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	331
Trade and other payables	(436)
Net deferred tax liability	(146)
Employee benefit obligations	(116)
Provisions	(38)
Total identifiable net assets	1,791
Goodwill	904
Total consideration	2,695

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Ardagh Group S.A.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the acquired workforce.

Goodwill of €268 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

25. Dividends

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2017: €0.30 per share (2016: €nil per share)	(64)	—	—
Interim dividend for 2017: €0.13 per share (2016: €nil per share)	(29)	—	—
Interim dividend for 2017: €0.12 per share (2016: €1.34 per share)	(27)	(270)	—
Interim dividend for 2017: €0.12 per share (2016: €nil per share)	(28)	—	—
	(148)	(270)	—

•	On March 1, 2017 the Board declared and paid a dividend of €64 million to its parent company.
•	On April 27, 2017 the Board declared a cash dividend of $0.14 per common share. The dividend of €29 million was paid on May 31, 2017 to shareholders of record on May 17, 2017.
•	On July 26, 2017 the Board declared a cash dividend of $0.14 per common share. The dividend of €27 million was paid on August 31, 2017 to the shareholders of record on August 17, 2017.
•	On October 25, 2017 the Board declared a cash dividend of $0.14 per common share. The dividend of €28 million was paid on November 30, 2017 to the shareholders of record on November 16, 2017.

26. Related party information

(i)	Interests of Mr. Paul Coulson

As of February 21, 2018, the approval date of these financial statements, companies owned by Paul Coulson own approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its investment in the Yeoman group of companies, one of these companies has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2017, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A.. During 2017, the Group incurred costs of €nil (2016: €nil; 2015: €nil) for fees charged by the Yeoman group of companies. The amount outstanding at year end was €nil (2016: €nil; 2015: €nil).

(iii)	Common directorships

Five of the ARD Holdings S.A. directors (Paul Coulson, Brendan Dowling, Wolfgang Baertz, Gerald Moloney and Herman Troskie) also serve as directors in the Yeoman group of companies. All of the existing directors of Ardagh Group S.A. with the exception of Edward White and Damien O’Brien, are members of the Board of Directors of ARD Holdings S.A..

Ardagh Group S.A.

(iv)	Joint ventures

At December 31, 2017, the Group’s investment in joint ventures is €8 million (2016: €6 million). Transactions and balances outstanding with joint ventures are not material for the year ended and as at December 31, 2017 (2016: not material, 2015: not material).

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The composition of key management was re-defined during 2017. As a result, amounts previously reported for the years ended December 31, 2016 and 2015 have been re-presented in order to improve comparability. The amount outstanding at year end was €6 million (2016: €4 million, 2015: €4 million).

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Salaries and other short term employee benefits	11	11	9
Post-employment benefits	1	1	1
	12	12	10
Transaction related and other compensation	6	26	—
	18	38	10

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 19.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2017. Please refer to Note 20 for details of related party loan transactions for the year ended of December 31, 2017.

Ardagh Group S.A.

(viii) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2017 and 2016.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o.	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS	France	Metal Packaging
Ardagh MP West France SAS	France	Metal Packaging
Ardagh Metal Packaging France SAS	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Packaging
Ardagh Metal Beverage France SAS	France	Metal Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH	Germany	Metal Packaging
Ardagh Germany MP GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Packaging
Ardagh Group Italy S.r.l.	Italy	Glass and Metal Packaging
Ardagh Aluminium Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A.	Spain	Metal Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging UK Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc.	United States	Metal Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Packaging

Ardagh Group S.A.

27. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination; and
•	the design, characteristics, and recycling of its products.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Group's US glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury, both as to liability and quantum of damages, and strongly believes that the case is without merit. Ardagh will vigorously pursue all options, including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

28. Events after the reporting period

On February 8, 2018, the Board declared a dividend of $0.14 per common share, payable on March 13, 2018 to shareholders of record on February 27, 2018.

Ardagh Group S.A.

29. Company financial information

This note has been included in these financial statements in accordance with the requirements of Regulation S‑X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for Ardagh Group S.A. as presented in accordance with IFRS as issued by the IASB.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

i)	Statement of financial position

	At December 31,
	2017	2016
	€m	€m
Non-current assets
Investments in subsidiary undertakings	1,809	1,510
	1,809	1,510
Current assets
Amounts receivable from subsidiary undertakings	10	—
Cash and cash equivalents	1	—
Other receivables	—	2
	11	2
Total assets	1,820	1,512
Equity attributable to owners of the parent
Issued capital	22	—
Share premium	1,090	136
Legal reserve	2	—
Capital contribution	431	431
Retained earnings	267	270
Total equity	1,812	837
Non-current liabilities
Amounts payable to related parties	—	673
	—	673
Current liabilities
Amounts payable to subsidiary undertakings	4	—
Other payables	4	2
	8	2
Total liabilities	8	675
Total equity and liabilities	1,820	1,512

Ardagh Group S.A.

ii)	Statement of comprehensive income

	Year ended December 31,
	2017	2016	2015
`	€m	€m	€m

Dividend income	150	267	—
Other external charges	(1)	—	—
Finance expense	(1)	(64)	(84)
Finance income	—	112	85
Profit before exceptional items	148	315	1
Exceptional finance costs	—	(47)	—
Profit before tax	148	268	1
Income tax	—	—	—
Profit and total comprehensive income for the year	148	268	1

iii)	Statement of cash flows

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
Cash flows from operating activities
Cash generated from operations	(1)	—	—
Increase in receivables	(10)	—	—
Cumulative PIK interest paid	—	(184)	—
Net cash used in operating activities	(11)	(184)	—
Cash flows from investing activities
Repayment of loans from subsidiary undertakings	—	1,112	—
Contribution to subsidiary undertaking	(299)	(1,110)	—
Dividends received	150	267	—
Net cash received (used in)/from investing activities	(149)	269	—
Cash flows from financing activities
Repayment of borrowings	—	(880)	—
Net proceeds from borrowings with related parties	—	671	—
Contribution from parent	—	431	—
Proceeds from share issuance	309	6	—
Dividends paid	(148)	(270)	—
Early redemption premium costs	—	(45)	—
Net cash inflow/(outflow) from financing activities	161	(87)	—
Net increase/(decrease) in cash and cash equivalents	1	(2)	—
Cash and cash equivalents at the beginning of the year	—	2	2
Cash and cash equivalents at the end of the year	1	—	2

iv)	Maturity analysis of the Company’s borrowings

At December 31, 2017, the Company had €nil borrowings (2016: €673 million). Borrowings of €673 million at December 31, 2016 had a maturity of greater than five years.

Ardagh Group S.A.

v)	Distributions paid and received

During the year ended December 31, 2017 the Company received a dividend of €150 million (2016: €267 million, 2015: €nil) from a subsidiary company. The Company also paid a dividend to its equity holders of €148 million (2016: €270 million, 2015: €nil).

vi)	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for year ended December 31, 2017.

With exception of the above guarantee the Company had no commitments and contingencies at December 31, 2017 (2016: €nil).

vii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent‑only financial information.

	Year ended December 31,
	2017	2016	2015
	€m	€m	€m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	148	268	1
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(94)	(335)	(141)
Consolidated IFRS profit/(loss) for the year	54	(67)	(140)

	At December 31,
	2017	2016	2015
	€m	€m	€m
IFRS equity reconciliation:
Parent only—IFRS equity	1,812	837	402
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(2,960)	(2,907)	(2,384)
Consolidated—IFRS equity	(1,148)	(2,070)	(1,982)

Ardagh Group S.A.