Form 20-F
period 2018-12-31
Ardagh Group S.A.
filed 2019-03-01
CIK 1689662

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13 OR 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

Commission File Number: 001‑38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel

L‑2134 Luxembourg, Luxembourg

+352 26 25 85 55

 (Address of Principal Executive Offices)

David Matthews, Chief Financial Officer

56, rue Charles Martel, L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

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

18,649,378 Class A Common Shares, par value €0.01 per share

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

Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒           No ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“Articles” are to the Company’s articles of association;
•	“Beverage Can Acquisition” are to the Group’s acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC on June 30, 2016;
•	“Brexit” are to the United Kingdom’s withdrawal from the European Union;
•	“CCIRS” are to cross currency interest rate swaps;
•	“CERCLA” are to the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980;
•	“CGUs” are to cash generating units;
•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•	“CPGs” are to Consumer Packaged Goods companies;
•	“CSDs” are to carbonated soft drinks;
•	“EPA” are to the U.S. Environmental Protection Agency;
•	“EU ETS” are to the EU Emissions Trading Scheme;
•	“EWC” are to the European Works Council of Ardagh Group S.A.;
•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;
•	“FATCA” are to the U.S. Foreign Account Tax Compliance Act;
•	“IAS” are to the International Accounting Standards;
•	“IASB” are to the International Accounting Standards Board;
•	“IED” are to the EU Industrial Emissions Directive;
•	“IFRS” are to International Financial Reporting Standards;

Ardagh Group S.A.

•	“IPO” are to the Company’s initial public offering, which closed on March 20, 2017;
•	“IRS” are to the U.S. Internal Revenue Service;
•	“Lean” are to Lean Manufacturing techniques;
•	“Luxembourg Law” are to the provisions of the laws of Luxembourg;
•	“NYSE” are to the New York Stock Exchange;
•	“Parent Company” are to ARD Holdings S.A. and/or, where relevant, one or more of its subsidiaries;
•	“PFIC” are to a passive foreign investment company;
•

“PIK Notes” are, collectively, to the Company’s euro denominated 8.375% Senior PIK Notes due 2019 (in an original issue amount of €250 million) and dollar denominated 8.625% Senior PIK Notes due 2019 (in an original issue amount of $710 million). On September 16, 2016, the Company repaid these Notes in full;

•	“Ppm” are to parts per million;
•	“REACH” are to the European Union’s regulations concerning the Registration, Evaluation, Authorization and Restriction of Chemicals;
•	“Sarbanes Oxley Act” are to the U.S.Sarbanes Oxley Act of 2002;
•	“Shareholder Agreement” are to the shareholder agreement dated March 20, 2017, entered into between ourselves and the Parent Company;
•	“Toggle Notes” are to the Parent Company’s Dollar Toggle Notes and Euro Toggle Notes as referred to in “Item 7 – Major Shareholders and Related Party Transactions – Toggle Notes”;
•	“U.S. GAAP” are to the Generally Accepted Accounting Principles in the U.S.;
•	“VNA Acquisition” are to the acquisition in 2014 of Verallia North America; and
•	“VNA” are to the Group's U.S. glass business, formerly Verallia North America.

Ardagh Group S.A.

General Information

Ardagh Group S.A. (the “Company”), was incorporated under the laws of Luxembourg on May 6, 2011 and is a subsidiary of ARD Holdings S.A.. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg. The Company is registered with the R.C.S Luxembourg under number B 160804.

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

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention, except for the following:

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

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. on February 20, 2019.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar;
•	“€”, “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999; and

“£”, “pounds”, “sterling” and “GBP” refer to pounds sterling, the lawful currency of the United Kingdom.

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This was principally a result of the board of directors’ assessment that this change in presentation currency will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance to our peers following the Group’s IPO on the NYSE.

The change in our accounting policy impacts all financial statement line items whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation the previously reported

Ardagh Group S.A.

euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 have been set out in Note 29.

Safe Harbour Statement

This annual report does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, including in the United States, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Specifically, this annual report does not constitute a “prospectus” within the meaning of the U.S. Securities Act of 1933.

The Company routinely posts important information on its website https://www.ardaghgroup.com/corporate/investors. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

Forward-Looking Statements

This annual report may contain "forward-looking" statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933. Forward-looking statements reflect the Company's current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to, the following:

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

Non-GAAP Financial Measures

This annual report may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or U.S. GAAP. Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. Adjusted profit consists of profit/(loss) for the year before total exceptional items, gains/(losses) on derivatives, intangible amortization and associated tax credits. Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue.

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

Summary Consolidated Financial and Other Data of Ardagh Group S.A.

The financial data of Ardagh Group S.A. as of and for the years ended December 31, 2018, 2017 and 2016, and as of December 31, 2015, are derived from the audited consolidated financial statements included in this annual report. The financial data for the year ended December 31, 2014 has been derived from our unaudited consolidated financial statements (which are unaudited as they were re-presented following the change in accounting policy as described in Note 2 to the consolidated financial statements included in this annual report). The summary historical financial data for the year ended December 31, 2014 has been translated from euro to U.S. dollar using the foreign exchange rate at the balance sheet date, or an average rate for the year, as appropriate.

The summary historical financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the audited consolidated financial statements included in this annual report and the related notes thereto. The following financial data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” also included in this annual report. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year ended
	December 31,
	2018	2017	2016	2015	2014
Income Statement Data (1)	(in $ millions except margins and per share data)
Revenue	9,097	8,596	7,014	5,795	6,316
Cost of sales	(7,778)	(7,210)	(5,786)	(4,817)	(5,454)
Gross profit	1,319	1,386	1,228	978	862
Sales, general and administration expenses	(433)	(450)	(462)	(353)	(377)
Intangible amortization and impairment	(451)	(264)	(191)	(122)	(158)
Loss on disposal of businesses	—	—	—	—	(214)
Operating profit	435	672	575	503	113
Net finance expense	(485)	(649)	(594)	(590)	(804)
(Loss)/profit before tax	(50)	23	(19)	(87)	(691)
Income tax (charge)/credit	(44)	40	(55)	(70)	21
(Loss)/profit for the year	(94)	63	(74)	(157)	(670)

Balance Sheet Data (at year end)
Cash and cash equivalents (2)	530	784	813	602	503
Working capital (3)	431	569	718	598	738
Total assets	10,314	11,152	10,846	7,341	7,892
Net liabilities	(1,509)	(1,374)	(2,179)	(2,155)	(2,125)
Issued share capital	23	23	—	—	—
Net borrowings (4)	7,879	8,308	8,590	6,972	7,331
Net debt (5)	7,462	7,825	7,646	6,370	6,779

Ardagh Group S.A.

Other Data
Adjusted EBITDA (6)	1,478	1,508	1,281	1,041	1,060
Adjusted EBITDA Margin (6)	16.2%	17.5%	18.3%	18.0%	16.8%
Weighted average number of ordinary shares for basic EPS (millions)	236	230	202	202	202
(Loss)/earnings per share	($0.40)	$0.27	($0.37)	($0.78)	($3.32)
Adjusted profit/(loss) for the year (7)	400	423	253	(7)	(57)
Adjusted earnings/(loss) per share (8)	$1.69	$1.84	$1.25	($0.03)	($0.28)
Depreciation and Amortization (9)	714	687	561	449	483
Capital Expenditure (10)	575	492	351	339	419
Net cash from operating activities	855	962	515	633	467
Dividend per share (11) - U.S. dollar	$0.56	$0.75	$1.50	—	—
Dividend per share - Euro	€0.48	€0.67	€1.34	—	—

(1)

The income statement data presented above is on a reported basis and includes certain exceptional items which, by their incidence or nature, management considers should be adjusted for to enable a better understanding of the financial performance of the Company. A summary of these exceptional items included in the income statement data is as follows:

	Year ended
	December 31,
	2018	2017	2016	2015	2014
Exceptional Items	(in $ millions)
Exceptional cost of sales	124	100	15	41	160
Exceptional sales, general and administrative expenses	19	49	130	48	49
Exceptional impairment - goodwill	186	—	—	—	—
Exceptional intangible amortization	—	—	—	—	41
Exceptional loss on disposal of business	—	—	—	—	214
Exceptional operating items	329	149	145	89	464
Exceptional net finance expense	22	132	97	15	173
Exceptional income tax credit	(54)	(138)	(49)	(36)	(104)
Total exceptional items net of tax	297	143	193	68	533

For further details on the exceptional items for the years ended December 31, 2018, 2017, and 2016, see Note 4 and Note 6 to the consolidated financial statements of Ardagh included elsewhere in this annual report.

(2)	Cash and cash equivalents include restricted cash as per the note disclosures to the consolidated financial statements included in this annual report.
(3)

Working capital is comprised of inventories, trade and other receivables, contract assets, trade and other payables and current provisions. Other companies may calculate working capital in a manner different to ours.

	Year ended
	December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
Inventories	1,284	1,353	1,186	898	935
Trade and other receivables	1,053	1,274	1,227	709	840
Contract asset	160	—	—	—	—
Trade and other payables	(1,983)	(1,988)	(1,622)	(957)	(976)
Current provisions	(83)	(70)	(73)	(52)	(61)
Working capital	431	569	718	598	738

Ardagh Group S.A.

(4)	Net borrowings comprises non‑current and current borrowings, net of deferred debt issue costs and bond premium/discount.
(5)	Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents.
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

The reconciliation of (loss)/profit for the year to Adjusted EBITDA is as follows:

	Year ended
	December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
(Loss)/profit for the year	(94)	63	(74)	(157)	(670)
Income tax expense/(credit)	44	(40)	55	70	(21)
Net finance expense	485	649	594	590	804
Depreciation and amortization	714	687	561	449	483
EBITDA	1,149	1,359	1,136	952	596
Exceptional operating items	329	149	145	89	464
Adjusted EBITDA	1,478	1,508	1,281	1,041	1,060

(7)	Adjusted profit/(loss) for the year is calculated as follows:

	Year ended
	December 31,
	2018	2017	2016	2015	2014
	(in $ millions)
(Loss)/profit for the year	(94)	63	(74)	(157)	(670)
Total exceptional items	297	143	193	68	533
Intangible amortization	265	264	191	122	117
Tax credit associated with intangible amortization	(58)	(75)	(57)	(40)	(37)
(Gain)/loss on derivatives	(10)	28	—	—	—
Adjusted profit/(loss) for the year	400	423	253	(7)	(57)

Adjusted profit consists of profit/(loss) for the year before total exceptional items (net of tax impact), (gain)/loss on derivatives, intangible amortization and associated tax credits. Adjusted profit is presented because we believe that it

Ardagh Group S.A.

accurately reflects the ongoing cost structure of the company. It excludes total exceptional items and (gain)/loss on derivatives which we consider not representative of ongoing operations because such items are not reflective of the normal earnings potential of the business. We have also adjusted for the amortization of intangible assets and associated tax credits, as this is driven by our acquisition activity which can vary in size, nature and timing compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions and total exceptional items allows investors to better compare and understand our results.

(8)

Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue. See Note 7 “Earnings per Share” and Note 16 “Issued Capital and Reserves” included in the consolidated financial statements included in this annual report for details on the calculation of weighted average number of shares for the periods presented.

(9)	Depreciation, amortization and gain/(loss) on disposal of property, plant and equipment.
(10)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.
(11)

See Note 25 “Dividends” of the consolidated financial statements included elsewhere in this annual report for details on dividends on ordinary shares declared and paid. See “Item 8. Financial Information – Dividend Policy” in this annual report for details of our current dividend policy.

B.	Capitalization and indebtedness

Not Applicable

C.	Reasons for the offer and use of proceeds

Not Applicable

D.	Risk Factors

Our business, financial condition, or results of operations could be materially adversely affected by one or more of the risks and uncertainties described below:

Risks Relating to Our Business

Our customers sell to consumers of food & beverages, personal care, household products and pharmaceuticals. If economic conditions affect consumer demand, our customers may be affected and so reduce the demand for our products.

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

Furthermore, the economic outlook could be adversely affected by the risk that one or more eurozone countries could leave the European Monetary Union, or the euro as the single currency of the eurozone could cease to exist. Any of these developments, or the perception that any of these developments are likely to occur, could have a material adverse effect on the economic development of the affected countries and could lead to severe economic recession or depression, and a general anticipation that such risks will materialize in the future could jeopardize the stability of financial markets or the overall financial and monetary system. This, in turn, would have a material adverse effect on our business, financial position, liquidity and results of operations.

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

Metal Packaging

The metal packaging sectors in which Metal Packaging operates are mature, experiencing limited growth in demand in recent years, and competitive. The most competitive part of the metal packaging market is the sale of undifferentiated, standardized food cans. Prices for these products are primarily driven by raw material costs and seasonal capacity, and price competition is sometimes fierce. Competition in the market for customized, differentiated packaging is based on price and, increasingly, on innovation, design, quality and service. Our principal competitors include Ball Corporation, Crown Holdings, Silgan Holdings and Can Pack. To the extent that any one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially and adversely affected, which could have a material adverse effect on our business.

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

Our principal competitors in glass packaging include Anchor Glass and Owens‑Illinois in North America and Owens‑Illinois, Verallia and Vidrala in Europe. Additionally, we face competition from firms that carry out specific export operations at low prices when their domestic markets are at overcapacity or when foreign exchange rates or economic conditions (particularly transport costs) allow this, such as has been seen with the importing of glass containers into the United States from lower cost countries. Despite the generally regional nature of the glass packaging markets, these export operations could have a material negative impact on our business, financial condition and results of operations.

In addition to competing with other large, well‑established manufacturers in the glass packaging industry, we also compete with manufacturers of other forms of rigid packaging, principally plastic packaging and aluminum cans, on the basis of quality, price, service and consumer preference. We also compete with manufacturers of non‑rigid packaging alternatives, including flexible pouches and aseptic cartons, particularly in serving the packaging needs of non‑alcoholic beverage customers, including juice customers and food customers. We believe that the use of glass packaging for alcoholic and non‑alcoholic beverages is subject to consumer taste. In addition, the association of glass packaging with premium items in certain product categories exposes glass packaging to economic variations. Therefore, if economic conditions are poor, we believe that consumers may be less likely to prefer glass packaging over other forms of packaging. We cannot ensure that our products will continue to be preferred by end consumers and that consumer preference will not shift from glass packaging to alternative packaging. A material shift in consumer preference away from glass packaging, or competitive pressures from our various competitors, could result in a decline in sales volume, or pricing pressure, that would have a material adverse effect on our business, financial condition and results of operations. Furthermore, new threats from container and production innovations in all forms of packaging could disadvantage our existing business. If we are unable to respond to competitive technological advances, our future performance could be materially adversely affected.

Some customers meet some of their metal and glass packaging requirements through self-manufacturing, reducing their external purchases of packaging. In metal packaging, for example, AB InBev manufactures metal packaging through its Metal Container Corporation subsidiary in the United States. In glass packaging, companies which satisfy some of their requirements through self-manufacture include AB InBev and Gallo, which manufacture glass packaging in the United States, and AB InBev and Constellation Brands, which produce glass packaging in Mexico. The potential vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between glass packaging supply and demand. The growth of vertically integrated operations could have a material negative impact on our future performance.

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

We cannot assure you that metal or glass container manufacturing capacity in any of our markets will not increase further in the future, nor can we assure you that demand for metal or glass packaging will meet or exceed supply. If metal or glass container manufacturing capacity increases and there is no corresponding increase in demand, the prices we receive

Ardagh Group S.A.

for our products could materially decline, which could have a material adverse effect on our business, financial condition and results of operations.

Because our customers are concentrated, our business could be adversely affected if we were unable to maintain relationships with our largest customers.

For the year ended December 31, 2018, Metal Packaging’s ten largest customers accounted for approximately 42% of its consolidated revenues. For the year ended December 31, 2018, Glass Packaging’s ten largest customers accounted for approximately 43% of its revenues.

We believe our relationships with these customers are good, but there can be no assurance that we will be able to maintain these relationships. For Metal Packaging, approximately two‑thirds of revenues for the year ended December 31, 2018, were under multi‑year supply agreements of varying terms between two and ten years, with the remaining revenues generally under one-year agreements. For Glass Packaging, we also typically sell most of our glass packaging directly to customers under one-  to five‑year arrangements. Although these arrangements have provided, and we expect they will continue to provide, the basis for long‑term partnerships with our customers, there can be no assurance that our customers will not cease purchasing our products. If our customers unexpectedly reduce the amount of glass packaging and/or metal cans they purchase from us, or cease purchasing our glass packaging and/or metal cans altogether, our revenues could decrease and our inventory levels could increase, both of which could have an adverse effect on our business, financial condition and results of operations. In addition, while we believe that the arrangements that we have with our customers will be renewed, there can be no assurance that such arrangements will be renewed upon their expiration or that the terms of any renewal will be as favorable to us as the terms of the current arrangements. There is also the risk that our customers may shift their filling operations to locations in which we do not operate. The loss of one or more of these customers, a significant reduction in sales to these customers or a significant change in the commercial terms of our relationship with these customers could have a material adverse effect on our business.

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

A significant write down of goodwill would have a material adverse effect on our financial condition and results of operations.

Goodwill at December 31, 2018 totaled $2.0 billion. The Company evaluates goodwill annually (or more frequently if impairment indicators arise) for impairment. The valuation methods used include those requiring the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of the Company’s groups of cash generating units. Future changes in the cost of capital, expected cash flows, or other factors may cause the Company’s goodwill to be impaired, resulting in a non‑cash charge against results of operations to write down goodwill for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on the Company’s financial condition and results of operations.

Ardagh Group S.A.

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

Demand for our Glass Packaging products is typically strongest during the summer months and in the period prior to the holidays in December because of the seasonal nature of the consumption of beer and other beverages. Unseasonably cool weather during the summer months can reduce demand for certain beverages packaged in our glass packaging, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we generally schedule shutdowns of our furnaces for rebuilding and repairs of machinery in the first quarter in Europe and around year‑end and the first quarter in North America. If demand for glass packaging should unexpectedly rise during such a shutdown, we would not have the ability to fulfill such demand and may lose potential revenues. These shutdowns and seasonal sales patterns could have a material adverse effect on profitability during the first quarter.

Our profitability could be affected by the availability and cost of raw materials including as a result of changes in tariffs and duties.

The raw materials that we use have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather, transportation, production delays or other factors. In such an event, no assurance can be given that we would be able to secure our raw materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. Any such shortages, as well as material increases in the cost of any of the principal raw materials that we use, including the introduction of new tariffs, such as, in 2018, the introduction of tariffs of 25% on steel and 10% on aluminum in the United States. Further tariffs, duties or other increases in the cost to transport materials to our production facilities, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the relative price of oil and its by-products may impact our business, by affecting transport, lacquer and ink costs.

The primary raw materials that we use for Metal Packaging are aluminum ingot and steel (both in tinplate and tin‑free forms). Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot.

Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. While raw materials are generally available from independent suppliers, raw materials are subject to fluctuations in price and availability attributable to a number of factors, including general economic conditions, commodity price fluctuations (with respect to aluminum on the London Metal Exchange), the demand by other industries for the same raw materials and the availability of complementary and substitute materials. Adverse economic or financial changes could impact our suppliers, thereby causing supply shortages or increasing costs for our business.

Steel is generally obtained under one‑year contracts with prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. In contrast to aluminum, the hedging market for steel, and in particular that for coking coal, is a new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to place hedges in the market.

We may not be able to pass on all or substantially all raw material price increases, now or in the future. In addition, we may not be able to hedge successfully against raw material cost increases. Furthermore, aluminum and steel prices are

Ardagh Group S.A.

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

The supplier industries from which Metal Packaging receives its raw materials are relatively concentrated, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum and steel suppliers has decreased and there remains the possibility of further consolidation among steel suppliers. Further consolidation could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum and tinplate.

Glass Packaging also consumes significant amounts of raw materials in the manufacturing process, in particular, glass sand, limestone and soda ash (natural or synthetic). Crushed recycled glass (“cullet”) is also a key raw material that is used in varying percentages, depending on the type of glass manufactured and the availability of cullet in a particular market. The combination of higher energy prices and a tight supply market has resulted in a significant increase in price for soda ash. Increases in demand without corresponding increases in supply is putting pressure not only on soda ash, but also on some other raw materials. The price of cullet varies widely from one region to another and is dependent on a number of factors, including glass collection and its effectiveness and the distance of our production sites to population centres where the waste glass is generated. Changes in regulations related to glass collection and recycling can have a significant impact on the availability of cullet and on its price. Any significant increase in the price of the raw materials we use to manufacture glass could have a material negative impact on our business, financial condition and results of operations.

The failure to obtain adequate supplies of raw materials or future price increases could have a material adverse effect on our business, financial condition and results of operations.

Currency, interest rate fluctuations and commodity prices may have a material impact on our business.

Our functional currency is the euro and we present our financial information in U.S. dollar. Insofar as possible, we actively manage currency exposures through the deployment of assets and liabilities throughout the Group and, when necessary and economically justified, enter into currency hedging arrangements to manage our exposure to foreign currency fluctuations by hedging against rate changes with respect to our functional currency, the euro. However, we may not be successful in limiting such exposure, which could adversely affect our business, financial condition and results of operations. In addition, our presented results may be impacted as a result of fluctuations in the U.S. dollar exchange rate versus the euro.

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

A substantial portion of the assets, liabilities, revenues and expenses of Glass Packaging is denominated in U.S. dollars, pounds, Swedish krona, Danish krone and Polish zloty. Fluctuations in the value of these currencies with respect to the euro have had, and may continue to have, a significant impact on our financial condition and results of operations. For the year ended December 31, 2018, 64% of our revenues were to countries with currencies other than the euro.

Ardagh Group S.A.

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

It is difficult to make period‑to‑period comparisons of our results of operations. Our business has been created as a result of a series of acquisitions and other corporate transactions over many years. These acquisitions have had a positive effect on our results of operations in periods following their completion and integration. Furthermore, our sales and, therefore, our net operating income are variable within the fiscal year due to the seasonality described above. Thus, a period‑to‑period comparison of our results of operations may not be meaningful.

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

Our ability to fully pass-through input costs may have an adverse effect on our financial condition and results of operations

A significant number of our sales contracts with customers include provisions enabling us to pass-through increases in certain input costs, which help us deliver consistent margins. However, there is no assurance that the Company will be in a position to fully recover increased input costs from all of our customers, as has been the case with respect to the elevated freight and logistics costs incurred in our Metal Packaging and Glass Packaging businesses in North America during 2018.

Our manufacturing facilities are subject to operating hazards.

Our manufacturing processes include cutting, coating and shaping metal into containers, as well as heating raw materials to extremely high temperatures to make glass, which we then form into glass containers. These processes, which

Ardagh Group S.A.

are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of hot glass or toxic or hazardous substances and gases. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third‑party claims, any of which may have a material adverse effect on our business, financial condition and results of operations.

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

A mechanical failure or disruption affecting any major operating line may result in a disruption of our ability to supply customers, and standby capacity may not be available. The potential impact of any disruption would depend on the nature and extent of the damage caused to such facility. Further, our facilities in geographically vulnerable areas, including parts of the United States and Italy, may be disrupted by the occurrence of natural phenomena, such as earthquakes, hurricanes, floods, wildfires and tsunamis.

Our business requires relatively high levels of capital expenditures, which we may be unable to fund.

Our business requires relatively high levels of maintenance capital expenditures. We may not be able to make such capital expenditures if we do not generate sufficient cash flow from operations, have funds available for borrowing under our existing credit facilities to cover these capital expenditure requirements or if we were restricted from incurring additional debt to cover such expenditures or as a result of a combination of these factors. If we are unable to meet our capital expenditure plans, we may not be able to maintain our manufacturing capacity, which may negatively impact our competitive position and ultimately, our revenues and profitability. If we are unable to meet our maintenance capital expenditures, our manufacturing capacity may decrease, which may have a material adverse effect on our profitability.

Our expansion strategy may adversely affect our business.

We aim over the longer term to continue to capitalize on strategic opportunities to expand our packaging activities. We believe that such future expansion is likely to require the further acquisition of existing businesses. Because we believe that such businesses may be acquired with modest equity and relatively high levels of financial leverage given the cash‑generating capabilities of our business streams, our leverage may increase in the future in connection with any acquisitions. This could have an adverse effect on our business, financial condition and results of operations. In addition, any future expansion is subject to various risks and uncertainties, including the inability to integrate effectively the operations, personnel or products of acquired companies and the potential disruption of existing businesses and diversion

Ardagh Group S.A.

of management’s attention from our existing businesses. Furthermore, there can be no assurance that any future expansions will achieve positive results.

We are subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon us.

Our operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection. Such laws and regulations which may affect our operations include, among others, requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, and workplace health and safety. Such laws and regulations are also subject  to constant review by lawmakers and regulators which may result in further environmental legal requirements.

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs are likely to increase in the future. The EPA and other regulators have targeted the glass packaging, flat glass, mineral wool and fiber sectors as part of an enforcement initiative involving high fuel combustion sources.  Inquiries and enforcement by other regulators, including demands for more stringent pollution control devices could also result in the need for further capital upgrades to our furnaces and plant operations at substantial cost. We require a variety of permits to conduct our operations, including operating permits such as those required under various U.S. laws, including the federal Clean Air Act, and the EU Industrial Emissions Directive water and trade effluent discharge permits, water abstraction permits and waste permits. We are in the process of applying for, or renewing, permits at a number of our sites. Failure to obtain and maintain the relevant permits, as well as noncompliance with such permits, could have a material adverse effect on our business, financial condition and results of operations.

If we were to violate or fail to comply with these laws and regulations or our permits, we could be subject to criminal, civil and administrative sanctions and liabilities, including substantial fines and orders, or a partial or total shutdown of our operations. For example, in 2017 we settled alleged violations of hazardous waste regulations governing the reuse of electrostatic precipitator dust at our Madera plant in the United States, which occurred in the period prior to the acquisition in 2014 of VNA. As part of this settlement, we paid a civil penalty of $3.5 million and expect to incur increased dust disposal costs, which we estimate to be about $500,000 annually. We cannot assure you that our reuse of electrostatic precipitator dust at our other glass manufacturing plants will not result in regulatory inquiries or enforcement relating to compliance with hazardous waste regulations.

In order to comply with air emission restrictions, significant capital investments may be necessary at some sites. For example, to comply with U.S.  environmental regulations and the demands of the EPA, VNA, which we acquired in 2014, agreed to make sizable investments to replace or install new electrostatic precipitators and other equipment in order to control the air emissions at certain sites located in the United States. In 2010, VNA and the EPA signed a global consent decree pursuant to which VNA has made and will continue to make investments estimated at up to an aggregate of $112 million over a ten‑year period, excluding operating costs of the systems installed. In addition, we paid a penalty amounting to $2.5 million, excluding interest, pursuant to this consent decree.

We have received notices of violation from the EPA for alleged violations under the Clean Air Act’s Prevention of Significant Deterioration, New Source Performance Standards and Title V provisions stemming from past furnace‑related projects at our other glass manufacturing facilities unrelated to our acquisition of VNA, including furnace‑related projects conducted by third parties who owned the facilities before us. The EPA has sent information requests to certain of our glass manufacturing facilities concerning furnace‑related projects, as well as our air pollutant emissions more generally, which could culminate in notices of violation or other enforcement.

In Europe, under the IED and its reference document for “Best Available Techniques” for glass manufacturing plants and metal manufacturing plants with surface treatment using solvents, permitted emissions levels from these plants including ours are reduced substantially periodically. In Germany, technical guidelines, TA Luft, set forth emission

Ardagh Group S.A.

thresholds which could potentially result in stricter limits in the future. These types of changes could require additional investment in our affected operations. Our business is also affected by the EU ETS, which limits emissions of greenhouse gases. See “Item 4 Information on the Company—Environmental, Health and Safety and Product Safety Regulation”. This scheme, any future changes to it and any additional measures required to control the emission of greenhouse gases that may apply to our operations could have a material adverse effect on our business, financial condition and results of operations. California has implemented a similar program, which results in the need for us to incur potentially significant compliance costs, including for the purchase of offsets against our greenhouse gas emissions. Other states where we have operations, such as Washington, are expected to implement similar programs.

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

Sites at which we operate often have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that could give rise to contamination and result in potential liability to investigate or remediate, as well as claims for alleged damage to persons, property or natural resources. Liability may be imposed on us as owners, occupiers or operators of contaminated facilities. These legal requirements may apply to contamination at sites that we currently or formerly owned, occupied or operated, or that were formerly, owned, occupied or operated by companies we acquired or at sites where we have sent waste offsite for treatment or disposal. Regarding assets acquired by us, including the beverage can manufacturing assets, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters related to the acquired facilities. Our closure of a site may accelerate the need to investigate and remediate any contamination at the site.

In addition, we may be required to remediate contaminated third‑party sites where we have sent waste for disposal. Liability for remediation of these third‑party sites may be established without regard to whether the party disposing of the waste was at fault or the disposal activity was legal at the time it was conducted. For example, “Superfund” sites in the United States are the highest priority contaminated sites designated by the federal government as requiring remediation, and costs of their remediation tend to be high. We and a number of other companies have been named as potentially responsible parties to clean up the Lower Duwamish Waterway Superfund Site in Washington, because our Seattle plant is adjacent to the waterway and is alleged to have contributed to its contamination. Whether we will have any liability for investigation and remediation costs at this or any other Superfund site or for costs relating to claims for natural resource damages, and what portion of the costs we must bear, has not been determined.

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

Ardagh Group S.A.

Environmental concerns could lead U.S. or European Union bodies to implement other product regulations that are likely to be restrictive for us and have a material negative impact on our business, financial condition and results of operations. For example, in the European Union, each bottle cannot, in principle, contain more than the applicable heavy metals limit pursuant to Directive 94/62/CE on Packaging and Packaging Waste. There is significant variation, among countries where we sell our products, in the limitation on certain constituents in packaging, which can have the effect of restricting the types of raw materials or amount of recycled glass we use. In turn, these restrictions can increase our operating costs, such as increased energy consumption, and the environmental impacts of our operations.

Similarly, in the United States, some state regulations set the concentration of certain heavy metals in packaging at 100 ppm and provide for an exception to this rule in the event of additions of recycled packaging. Because this exemption has expired in certain states, the bottles manufactured from recycled glass that have a heavy metals concentration higher than 100 ppm could be noncompliant, which could have a negative impact on our earnings, financial condition, assets or image. We have had regulatory inquiries about our compliance and may in the future have additional inquiries or enforcement.

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

Claims associated with our glass manufacturing operations exist and may arise for reasons associated with the work environment unrelated to the presence of asbestos. For example, claims have arisen associated with the acoustic environment generated by forming machines, the use of glass sand in making glass and products likely to contain heavy metals or solvents for decoration. We may also face the risk of work‑related health claims owing to materials present or used at our production sites such as silicosis, and, under certain conditions, Legionnaires’ disease. The U.S. Occupational Safety and Health Administration has implemented a requirement that reduced by 50% the permissible exposure limit to crystalline silica and requires engineering controls or personal protective equipment to safeguard employees from such exposure. The European Union has also set stricter exposure limit values for respirable crystalline silica in work processes under the Carcinogens and Mutagens Directive. This substance is a common mineral found in sand, which is a significant raw material component for glass manufacturing and is also contained in refractories, or bricks, used in glass manufacturing operations. Our costs to meet these reduced limits could be substantial, particularly if it becomes necessary for us to implement broad engineering controls across many of our glass manufacturing plants.

We are also exposed to claims alleging musculoskeletal disorders caused by performing certain repetitive operations or motions. We could also face claims alleging illness or injury from use of the products that we manufacture or sell or from workplace injuries more generally. If these claims succeed, they could have a material adverse impact on our business, financial condition and results of operations.

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

Furthermore, even if we are able to integrate successfully the operations of acquired businesses, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate either in the amount or within the time frame that we anticipate, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings and synergies may be affected by a number of factors, including the following:

•	the use of more cash or other financial resources on integration and implementation activities than we expect, including restructuring and other exit costs; and
•	increases in other expenses related to acquisitions, which may offset the cost savings and other synergies from such acquisitions.

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

We may be subject to litigation, regulatory investigations, arbitration and other proceedings that could have an adverse effect on us.

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial condition and results of operations, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.

We could incur significant costs due to the location of some of our industrial sites in urban areas.

Obtaining, renewing or maintaining permits and authorizations issued by administrative authorities necessary to operate our production plants could be made more difficult due to the increasing urbanization of the sites where some of our manufacturing plants are located. Some of our sites are located in urban areas. Urbanization could lead to more stringent operating conditions (by imposing traffic restrictions for example), conditions for obtaining or renewing the necessary authorizations, the refusal to grant or renew these authorizations, or expropriations of these sites in order to allow urban planning projects to proceed.

The occurrence of such events could result in us incurring significant costs and there can be no assurance that the occurrence of such events would entitle us to partial or full compensation.

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

Certain end‑products represent a significant proportion of our packaging market. In the past, the occurrence of diseases such as bovine spongiform encephalopathy and swine fever have sometimes led to reduced demand for associated canned products, such as sauces, soups and ready meals, and publicity about the supposed carcinogenic effect of coatings used on some cans may have affected sales of canned products. Additionally, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand decreased temporarily, and the imposition of such taxes in the future may decrease the demand for certain soft drinks and beverages that our customers produce, which may cause our customers to respond by decreasing their purchases of our metal and glass packaging products. Consumer tax legislation and future attempts to tax sugar or energy drinks by other jurisdictions could reduce the demand for our products and adversely affect our profitability.

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

As of December 31, 2018, our accumulated post‑retirement benefit obligation was approximately $957 million. The additional costs associated with these and other benefits to employees could have a material adverse effect on our financial condition.

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

Organized strikes or work stoppages by unionized employees could have a material adverse effect on our business.

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

Ardagh Group S.A.

accidental or malicious raw materials contamination or due to supply chain contamination caused by human error or equipment fault, could be severe. Such consequences might include adverse effects on consumer health, litigation exposures, loss of market share, financial costs and loss of revenues.

In addition, if our products fail to meet rigorous standards, we may be required to incur substantial costs in taking appropriate corrective action (up to and including recalling products from consumers) and to reimburse customers and/or end‑consumers for losses that they suffer as a result of this failure. Customers and end‑consumers may seek to recover these losses through litigation and, under applicable legal rules, may succeed in any such claim, despite there being no negligence or other fault on our part. Placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage our reputation. This could in turn have a material adverse effect on our business, financial condition and results of operations. Although we have not had material claims for damages for defective products in the past, and have not conducted any substantial product recalls or other material corrective action, these events may occur in the future.

In certain contracts, we provide warranties in respect of the proper functioning of our products and the conformity of a product to the specific use defined by the customer.

In addition, if a product contained in packaging manufactured by us is faulty or contaminated, it is possible that the manufacturer of the product may allege that our packaging is the cause of the fault or contamination, even if the packaging complies with contractual specifications. Furthermore, in certain countries, certain participants in the distribution chain refill bottles, even though they may not be designed for this purpose.

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

We renew our insurance policies on an annual basis. The cost of coverage may increase to an extent that we may choose to reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, adverse political developments, security concerns and natural disasters in any country in which we operate may materially adversely affect available insurance coverage and result in increased premiums for available coverage and additional exclusions from coverage.

Ardagh Group S.A.

Our food packaging sales could be adversely affected by changes in EU agricultural subsidy rules.

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

We depend on our executive team, who are identified under “Item 6—Directors, Senior Management and Employees” of this annual report. The loss of services of any of the members of our executive team or other members of senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions and there is no assurance that we would be able to locate or employ such qualified personnel on terms acceptable to us or at all.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on our financial condition and results of operations.

In June 2016, a majority of the United Kingdom’s electorate voted in a referendum that the United Kingdom should withdraw from the European Union. Currently, the United Kingdom is due to leave the European Union on March 29, 2019.

In November 2018, the United Kingdom and the European Union agreed upon a draft withdrawal agreement setting out the terms of the United Kingdom’s departure. This agreement included a two-year transition period, during which the European Union would treat the United Kingdom as if it were still a member of the European Union. This was included to facilitate the orderly withdrawal of the United Kingdom from the European Union and to provide additional legal certainty once European Union law ceases to apply to the United Kingdom. However, this agreement was subsequently rejected by the U.K. Parliament. Discussions regarding the terms of the United Kingdom’s exit are therefore on-going. Nevertheless, if the U.K. Parliament does not approve a withdrawal deal before March 29, 2019, then (subject to an extension of the negotiation period being agreed to by the United Kingdom and a unanimous decision of the European Council or the United Kingdom revoking Brexit altogether), the United Kingdom will leave the European Union without a deal on that date. In such a scenario, the United Kingdom could, subject to any unilateral exemptions or bilateral topic-by-topic deals, lose the trade agreements it has in place with other countries as a member of the European Union and trade with both the European Union and the rest of the world could be subject to tariffs and duties based on World Trade Organization terms. Additionally, the movement of goods between the United Kingdom and the remaining member states of the European Union could be subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. These changes to the trading relationship between the United Kingdom and European Union could result in increased cost of goods imported into and exported from the United Kingdom.

Approximately 10% of our total revenue for the year ended December 31, 2018 was derived from revenues generated in the United Kingdom and nine of our 109 Glass or Metal Packaging manufacturing facilities are located in the United Kingdom. Any changes to the trading relationship between the United Kingdom and the European Union may adversely affect the cost or timing of imports, including aluminum and coatings in our Metal Packaging operations and molds and machinery in our Glass Packaging operations. Further, while we predominantly sell to customers in the local U.K. market, some of our customers based in the U.K. who export outside the local U.K. market, may experience reduced demand and/or delays arising from Brexit and post-Brexit arrangements. These negative impacts could adversely affect our financial condition and results of operations. Additionally, because of the extent of our business in the United Kingdom, the precise impact of Brexit is difficult to predict and may include effects beyond those described herein, which could have a material adverse impact on our financial condition and results of operations.

Further, political instability as a result of Brexit may result in a material negative effect on credit markets and foreign direct investments in Europe and the United Kingdom. Uncertainty related to Brexit has also resulted in exchange

Ardagh Group S.A.

rate volatility between the British pound and other currencies. See also our risk factor entitled “Currency, interest rate fluctuations and commodity prices may have a material impact on our business.” This deterioration in economic conditions could result in increased unemployment rates, increased short- and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes.

The economic outlook could be further adversely affected by the risk that one or more European Union member states could leave the European Union as well, the risk of a greater push for independence by Scotland or Northern Ireland, or the risk that the Euro as the single currency of any or all of the Eurozone member states could cease to exist. These developments, or the perception that any of them could occur, may have a material adverse effect on the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These negative impacts could adversely affect our financial condition and results of operations

Increasing privacy and data security obligations or a significant data breach may adversely affect the Company’s business.

The Company will continue its efforts to meet data security obligations and must manage evolving cybersecurity threats. The loss, disclosure, misappropriation of or access to employees’ or business partners’ information or the Company’s failure to meet its obligations could result in lost revenue, increased costs, legal claims or proceedings, liability or regulatory penalties. A significant data breach or the Company’s failure to meet its obligations may adversely affect the Company’s reputation and financial condition.

The Company’s heavy reliance on technology and automated systems to operate its business could mean any significant failure or disruption of the technology or these systems could materially harm its business.

The Company depends on automated systems and technology to operate its business, including accounting systems, manufacturing systems and telecommunication systems. The Company operates a cyber and information risk management program including operating a global information security function which partners with global leaders in the security industry to deliver an integrated information and cyber risk management service using state-of-the-art technologies in areas including antivirus & anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection. The Company also partners with global leaders to deliver high availability and resilient systems and communication platforms. However, there is the possibility that these systems could suffer substantial or repeated disruptions due to various events, some of which are beyond the Company’s control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks. Substantial or repeated systems failures or disruptions, could result in the unauthorized release of confidential or otherwise protected information, result in increased costs, lost revenue and the loss or compromise of important data, and may adversely affect the Company’s business, results of operations and financial condition.

Our substantial debt could adversely affect our financial health.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2018, we had total borrowings and net debt of $7.9 billion and $7.5 billion, respectively. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Our substantial debt could have negative consequences for us and for you as a holder of our shares. For example, our substantial debt could:

Ardagh Group S.A.

•

require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;
•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
•	limit our ability to raise additional debt or equity capital in the future;
•	restrict us from making strategic acquisitions or exploiting business opportunities;
•	make it difficult for us to satisfy our obligations with respect to our debt; and
•	place us at a competitive disadvantage compared to our competitors that have less debt.

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

Our Class B common shares, with a nominal value of €0.10 each, have 10 votes per share, and our Class A common shares, with a nominal value of €0.01 each, have one vote per share. Our Parent Company owns indirectly all Class B common shares, which represent approximately 99.15% of the voting power of our issued and outstanding share capital. Our Parent Company has the ability to control the outcome of most matters requiring shareholder approval, including:

•	the election of our board of directors and, through our board of directors, decision making with respect to our business direction and policies, including the appointment and removal of our officers;
•	mergers and de‑mergers;
•	changes to our Articles; and
•	our capital structure.

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

Ardagh Group S.A.

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

The Company has agreed with the Parent Company to take such actions as are necessary to implement a reorganization of the Parent Company so that shareholders of the Parent Company become proportionate direct holders of our common shares, provided that the aggregate number of Class B common shares received by such shareholders in such event shall be substantially the same as or fewer than (adjusting for fractional shares) the number of the Class B common shares owned by the Parent Company immediately prior to the date of such event. We anticipate that such holders who are Qualified Holders (as defined under “Item 10. Additional Information—B.  Memorandum and articles of association”) will be entitled to elect to receive either Class A common shares or Class B common shares in the reorganization and that following the reorganization, holders of Class B common shares may continue to collectively have voting power that would allow them to control the outcome of most matters requiring shareholder approval. The pre‑IPO shareholders of the Parent Company are also permitted, in our Articles, to transfer Class B common shares among themselves and to certain family members and permitted entities.

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

To the extent we issue substantial additional Class A common shares, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced, which may negatively affect the market price of our Class A common shares.

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

Ardagh Group S.A.

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

Subject to any limitations referred to above, or as prescribed by Luxembourg Law, the declaration of future dividends, if any, will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors. In addition, under the indenture governing the Toggle Notes, the Parent Company is required to cause us to take all actions necessary or appropriate to permit the making of the maximum amount of dividends or other distributions that would be lawfully permitted to be declared and paid in order for it to meet its cash interest payment obligations. In certain circumstances, we may be required to declare a special dividend to the Parent Company in order to comply with these obligations.

The rights and responsibilities of shareholders are governed by Luxembourg Law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Our corporate affairs are governed by our Articles and Luxembourg Law. In the performance of its duties, the board of directors is required to act as a collegiate body in the interest of the Company. It is possible that the Company may have interests that are different from your interests as a shareholder. If any member of our board of directors has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the Company, Luxembourg Law provides that such director will not be entitled to participate in deliberations on and exercise his vote with respect to the approval of such transaction. If the interest of such a member of the board of directors does not conflict with the interests of the Company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction.

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

Ardagh Group S.A.

The supervoting rights of our Class B common shares and other anti‑takeover provisions in our Articles might discourage or delay attempts to acquire us.

In addition to the supervoting rights of our Class B common shares, our Articles contain provisions that may make the acquisition of our Company more difficult, including the following:

•

Control by Class B common shareholders.  Our Articles provide for a dual class share structure, which, for so long as Class B common shares are issued and outstanding, will allow our Parent Company to control the outcome of most matters requiring shareholder approval, even if it owns Class B common shares representing significantly less than a majority of the Company’s issued and outstanding common shares. As a result, the holders of our Class B common shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of the issued and outstanding Class A common shares.

•

Classified Board.  Our board of directors is classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three‑year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the board of directors, and the prospect of that delay might deter a potential offeror.

•

Notice Requirements for Shareholder Proposals.  Luxembourg Law and our Articles provide that one or more shareholders together holding at least the 10% threshold may request the addition of one or more items to the agenda of any general meeting. The request must be sent to the registered office by registered mail, at last five clear days before the meeting is held. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These requirements may make it difficult for our shareholders to bring matters before a general meeting.

•

Special Resolutions.  Our Articles require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) an increase or decrease of the authorized or issued capital, (b) an amendment to our Articles and (c) dissolving the Company. Pursuant to our Articles, for any special resolutions to be considered at a general meeting the quorum is at least one‑half (1/2) of the share capital in issue present in person or by proxy, taking into account the par value of each Class A common share (€0.01) and the par value of each Class B common share (€0.10) (in effect one‑half (1/2) of the voting rights), unless otherwise mandatorily required by Luxembourg Law. Any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two‑thirds (2/3) of the votes validly cast on such resolution by shareholders entitled to vote.

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

Ardagh Group S.A.

controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	there be an annual performance evaluation of the nominating and governance and compensation committees.

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

The Sarbanes‑Oxley Act requires, among other things that, as a listed company, our principal executive officer and principal financial officer certify the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting. Ineffective disclosure controls and procedures or ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information.

Holders generally will be subject to a 15% withholding tax on payment of dividends made on the Class A common shares under current Luxembourg tax law.

Under current Luxembourg tax law, payments of dividends made on the Class A common shares generally are subject to a 15% Luxembourg withholding tax. Certain exemptions or reductions in the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authority. For more information on the taxation implications, see, “Item 10. Additional Information—Taxation”.

Ardagh Group S.A.

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

Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. The Company operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base until 1998, when Yeoman International, led by the current Chairman and Chief Executive Officer and major shareholder, Paul Coulson, took an initial stake in Ardagh. Paul Coulson became Chairman later that year.

Since 1999, we have played a major role in the consolidation of the global metal and glass packaging industries, completing 23 acquisitions and significantly increasing our scope, scale, and geographic presence. Acquisitions, divestments and investments in greenfield projects to strengthen our position in selected segments have included the following select transactions:

•	In 1999, we acquired Rockware PLC in the U.K., from Owens‑Illinois for approximately GBP 247 million, which established the Company as the leading glass packaging producer in the U.K. and Ireland;
•	In 2007, we acquired Rexam PLC’s European glass packaging business for approximately €657 million, broadening our presence across Continental Europe;
•	In 2010, we acquired Impress Group for approximately €1.7 billion, which diversified our presence into metal packaging;
•

In 2012, we acquired Leone Industries Inc., a single plant glass packaging business in New Jersey, United States for  approximately $220 million, representing our first expansion into the U.S. glass packaging market. We also acquired Anchor Glass for $880 million, the third largest producer of glass packaging in the United States, operating eight glass packaging plants;

•

In 2014, following an extensive regulatory review, we completed the VNA Acquisition, the second largest glass packaging producer in North America, with 13 manufacturing plants in the United States, for $1.5 billion. The VNA Acquisition expanded our glass packaging business in North America into new

Ardagh Group S.A.

geographies and end‑use categories. We also divested six former Anchor Glass plants and ancillary assets as a condition of gaining approval for this acquisition;
•

In 2015, we completed an investment of approximately $220 million in two new can‑making facilities in Roanoke, Virginia and Reno, Nevada, as well as a significant expansion of our Conklin, New York, ends plant; and

•

In 2016, we acquired 22 plants required to be divested by Ball Corporation and Rexam PLC as a condition of Ball Corporation’s acquisition of Rexam PLC. This acquisition, for a total consideration of €2.7 billion, broadened our presence in metal packaging to include leading global beverage can market positions.

The information under the heading "Description of Share Capital—General" in Amendment No. 5 to our Registration Statement on Form F-1 (303-214684) filed on March 6, 2017 is incorporated herein by reference.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

The Company routinely posts important information on the Company website https://www.ardaghgroup.com/corporate/investors. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this annual report.

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

We serve over 2,000 customers across more than 100 countries, comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of CPGs, which own some of the best known brands in the world. We have a stable customer base with long-standing relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver generally consistent margins.

We operate 109 production facilities in 22 countries and employ approximately 23,400 personnel. Our plant network includes 75 metal production facilities and 34 glass production facilities. Our plants are generally located in close proximity to our customers, with some located on‑site or near‑site to our customers’ filling locations. Certain facilities may also be dedicated to end‑use categories, enhancing product‑specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long‑lived production facilities, which, together with our skilled workforce and related manufacturing process know‑how, supports our competitive positions.

Ardagh Group S.A.

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

Our leading global positions have been established through acquisitions, with 23 successful acquisitions completed over the past 20 years. Most recently, on June 30, 2016, we completed the Beverage Can Acquisition, comprising 22 beverage can production facilities in Europe, North America and Brazil which, on a combined basis, we believe is the third largest beverage can business globally.

In addition to organic and acquisitive growth initiatives, we have also expanded our footprint through strategic investments in new capacity including, in 2014, a glass furnace investment in the United Kingdom, supported by a long‑term contract with a large European customer, in 2015, an investment of approximately $220 million in can‑making facilities in Roanoke, Virginia and Reno, Nevada, as well as a significant expansion of our Conklin, New York, ends plant to meet substantially all of the U.S. food can requirements of a major U.S. customer pursuant to a long‑term contract and, in 2018, we completed construction of a beverage can ends plant in Manaus, Brazil, to supply our two can-making facilities in that market. These initiatives, as well as other acquisitions and investments over many years, in existing and adjacent end‑use categories, have increased our scale and diversification and provided opportunities to grow our business with both existing and new customers.

Our net loss, Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2018 were $94 million, $1,478 million and $855 million, respectively.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2018:

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

Ardagh Group S.A.

generated material savings in input costs and logistics, while enhancing the consumer experience. This reduction in raw material and energy usage in the manufacturing process has also increased the appeal to end‑users, who are increasingly focused on sustainability.

Our Competitive Strengths

•	Leader in Rigid Packaging. We believe we are one of the leading suppliers of metal and glass packaging solutions, capable of supplying multi‑national CPGs in our target markets.
•

Based on management estimates, we believe that we are the #2 supplier of metal cans by value (meaning total revenue derived from supplying to specific end‑markets and end‑use categories) in the European beverage can and food can end‑use categories and a leading supplier of metal cans by value in the European specialty end‑use categories. In addition, we believe that we are a leading supplier of food and beverage cans by value in the United States and Brazil.

•

Based on management estimates, we believe that we are the #2 supplier of glass packaging by value globally. In the United States, we believe we are the #2 supplier of glass packaging by value, serving the beer, food, wine, spirits and non‑alcoholic beverage sectors. In addition, we believe we are the #3 supplier of glass packaging by value in Europe and the #1 supplier by value in Northern Europe, Germany, the United Kingdom and the Nordic region, serving the beer, food, wine, spirits, non‑alcoholic beverage and pharmaceutical end‑use categories.

We believe the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service underpins our leading positions.

•

Long‑term relationships with diverse blue‑chip customer base.  We supply some of the world’s best‑known brands with innovative packaging solutions, and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational consumer products companies, large national and regional food and beverage companies, as well as numerous local companies. Some of our major customers include AB InBev, Akzo Nobel, Bacardi, Britvic, Coca‑Cola, ConAgra Brands, Constellation Brands, Diageo, Heineken, The Kraft Heinz Company, Monster Beverage, Nestlé, Pernod Ricard, Procter & Gamble, JM Smucker and Unilever. Approximately two‑thirds of our revenues are derived from multi‑year contracts of between two and ten years, most of which include input cost pass‑through provisions.

•

Focus on stable markets.  We derive over 90% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Furthermore, over 90% of our revenues are generated from the stable food and beverage end‑use categories, including fruit, vegetables, soups, sauces, seafood, pet food, beer, wine, spirits and non‑alcoholic beverages. In addition, in some of our end‑use categories, we serve customers in high‑growth categories, such as premium spirits, where customers value premium glass packaging, or powdered infant formula, where demand is driven by emerging market growth.

•

Well‑invested asset base with significant scale and operational excellence.  We believe we have one of the most extensive plant networks in the rigid packaging industry. We operate 109 strategically‑located production facilities in 22 countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. Our asset base is well‑invested, with approximately $2.2 billion invested in capital expenditure in the five years ended December 31, 2018. We pursue continuous improvement in our facilities by applying Lean. To supplement our Lean initiatives and promote a culture of consistently pursuing excellence, we formed our Operational Support Group in Metal Packaging, Operational Excellence Group and Central Technical Services group in Glass Packaging to

Ardagh Group S.A.

standardize and share best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability, and innovation, will enable us to continue to drive growth and profitability.

•

Technical leadership and innovation.  We have advanced technical and manufacturing capabilities in both metal and glass packaging, including innovation, development and engineering centers in Europe and the United States. In addition, our subsidiary, Heye International, is a leading provider of engineering solutions to the glass container industry globally, with significant proprietary know‑how and expertise while we also have in‑house mold‑manufacturing expertise. We continually seek to improve the quality of our products and processes, through focused investment in new technology. These capabilities have enabled us to develop a pipeline of product and process innovations to meet the dynamic needs of our customers. Our innovations have also been recognized with numerous industry awards and accreditations. We have significant expertise in the production of value‑added metal packaging, both aluminum and tinplate, with features such as high‑quality graphic designs, a wide range of shapes and sizes and convenience features, such as easy‑open ends and Easy Peel® and Easip® peelable lids, and introduced lightweight aluminum cans. In Glass Packaging, our focus has been on product development, process improvement and cost reduction, which has resulted in progressive advances such as container lightweighting and the increased use of cullet in the production process. This has delivered significant environmental benefits by reducing the use of raw materials and energy.

•

Highly contracted revenue base.  Approximately two‑thirds of our sales are made pursuant to multi‑year contracts, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs. Specifically, such arrangements include (i) multi‑year contracts that include input cost pass‑through and/or margin maintenance provisions and (ii) one‑year contracts that allow us to negotiate pricing levels for our products on an annual basis at the same time that we determine our input costs for the relevant year.

•

Attractive proven track record of generating attractive growth through successful acquisitions and business optimization We have grown our business through a combination of acquisitions and combined with organic growth and business optimization, has significantly increased the size and scope of our Company and the breadth of our product offering. We have successfully integrated these acquired businesses and realized or exceeded targeted cost synergies. We believe we can continue to create value for shareholders through acquisitions, business optimization and synergy realization. In 1998, under Irish GAAP, our revenue and Adjusted EBITDA were €51 million and €10 million, respectively. In 2018, under IFRS, our revenue and Adjusted EBITDA have grown to $9,097 million and $1,478 million, respectively. We also believe we maintain attractive margins and generate significant cash flow and returns on capital for our shareholders. For the year ended December 31, 2018, our Adjusted EBITDA margin was 16.2% and our net cash from operating activities was $855 million. We believe we can maintain attractive margins and grow cash flow through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.

•

Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team have extensive experience in the consumer packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Our board of directors, led by our Chairman and Chief Executive, has a high degree of indirect ownership in our Company, which we believe promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Ardagh Group S.A.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation, but we will continue to opportunistically engage in strategic capital investments and selective acquisitions that enhance shareholder value. We pursue these objectives through the following strategies:

•

Grow Adjusted EBITDA and cash flow.  We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce our costs. To increase Adjusted EBITDA, we will continue to take decisive actions with respect to our assets and invest in our business, in line with our stringent investment criteria. To increase cash generation, we continue to actively manage our working capital and capital expenditures.

•

Enhance product mix and profitability.  We have enhanced our product mix over the years by replacing lower margin business with higher margin business. We will continue to develop long‑term partnerships with our global customers and selectively pursue opportunities with existing and new customers that will grow our business and enhance our overall profitability.

•

Apply leading process technology and technical expertise. We intend to continue increasing productivity through the deployment of leading technology (including our internal engineering, innovation and design capabilities), and development and dissemination of best practices and know‑how across our operations.

•

Emphasize operational excellence and optimize manufacturing base.  In managing our businesses, we seek to improve our efficiency, control costs and preserve and expand our margins. We have consistently reduced total costs through implementing operational efficiencies, streamlining our manufacturing base and investing in advanced technology to enhance our production capacity. We continue to take actions to reduce costs by optimizing our manufacturing footprint, including through further investment in advanced technology.

•

Carefully evaluate and pursue acquisitions and other strategic opportunities.  We have achieved our current market positions by selectively pursuing acquisition and other strategic opportunities. Although our near‑term focus is primarily on de‑leveraging our Company, we will continue to evaluate opportunities in line with our objectives. We believe there are still significant opportunities for further growth by acquisition and we may selectively explore acquisition opportunities, in line with our stringent investment criteria and focus on enhancing shareholder value. Our acquisition criteria include (i) attractive bolt‑on acquisitions in existing markets, (ii) acquisitions that allow us access to critical technology, and (iii) new platform acquisitions that have scale positions and attractive financial profiles.

Ardagh Group S.A.

Our Divisions

Today, we manage our business in two divisions, Metal Packaging and Glass Packaging. The following charts illustrate the breakdown of our revenue and Adjusted EBITDA for the year ended December 31, 2018:

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

Metal Packaging revenues represented 64% of our total revenues in 2018. For a discussion of the impact of seasonality on the Metal Packaging division, see “Item 5.—Operating and Financial Review and Prospects”.

Based on management estimates, we believe that we are one of the leading suppliers of consumer metal packaging in the world, holding leading market positions in each of the end‑use categories that we serve. On June 30, 2016, we completed the Beverage Can Acquisition and we believe that we are now the #2 supplier of metal cans by value in the European beverage can and food can categories and a leading supplier of metal cans by value in the European specialty end‑use categories. In addition, we believe that we are a leading supplier of food and beverage cans by value in the United States and Brazil.

Manufacturing and Production

As of December 31, 2018, we operated 75 production facilities in 21 countries and had approximately 11,400 employees. Our plants are currently located in 15 European countries, as well as in Brazil, Canada, Morocco, the Seychelles, South Korea and the United States.

Ardagh Group S.A.

The following table summarizes Metal Packaging’s principal production facilities as of December 31, 2018.

Location	Number of Production Facilities
Germany	10
France	9
Italy	8
Netherlands	6
Other European countries(1)	22
United States	13
Brazil	3
Rest of the world(2)	4
75

(1)Austria, Czech Republic, Denmark, Hungary, Latvia, Poland, Romania, Russia, Spain, Ukraine and the United Kingdom.

(2)Canada, Morocco, the Seychelles and South Korea.

Industry Overview

We operate in the consumer metal packaging industry, which can be broadly divided into (i) the processed food and specialties segments and (ii) the beverage segment. We are currently focused on the processed food and specialties markets, as well as the beverage can market.

The food can sector, which includes cans for a variety of food, pet food and seafood end uses, is a stable market. In Europe, the market is characterized by lightweight three‑piece and two‑piece cans with easy open or peelable ends that are decorated with high quality printed graphics and other innovative designs. In contrast, in the United States, food cans are typically heavier, with more modest levels of decoration, creating a growth opportunity for our products and innovations, including lighter‑weight cans incorporating advanced coating solutions. The specialty can sector is characterized by a number of different products and applications, including paints & coatings, aerosol, nutrition and other cans. The beverage can sector is growing in Europe and Brazil, while North America is stable. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration, a trend that is expected to continue.

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

The top ten metal packaging customers represented approximately 42% of 2018 metal revenues, more than two‑thirds of which were backed by multi‑year supply agreements, typically ranging from two‑ to ten‑years in duration. These contracts generally provide for the pass through of metal price fluctuations and, in most cases, most of variable cost

Ardagh Group S.A.

movements, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi‑year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi‑year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one‑year’s duration, with prices based on expected purchase volumes.

Competitors

Our principal competitors in metal packaging include Ball Corporation, Crown Holdings, Silgan Holdings and Can Pack.

Energy, Raw Materials and Suppliers

The principal raw materials used in Metal Packaging are aluminum, steel (in both tin‑plated and tin‑free forms), coatings and lining compounds. In 2018, approximately 60% of metal raw materials spend related to aluminum and approximately 30% of metal raw materials spend related to tin‑plated steel and tin‑free steel. Our major aluminum suppliers include Alcoa, Constellium, Elval, Hydro and Novellis. Our major steel suppliers include ArcelorMittal, Baosteel, Dongbu Steel, Tata Steel, ThyssenKrupp Rasselstein and U.S. Steel.

We continuously seek to minimize the price of raw materials and reduce exposure to price movements in a number of ways, including the following:

•	harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing than smaller competitors;
•	entering into variable‑priced pass‑through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;
•	maintaining the focus on downgauging;
•	continuing the process of reducing spoilage and waste in manufacturing;
•	rationalizing the number of both specifications and suppliers; and
•	hedging the price of aluminum ingot and the related euro/U.S. dollar exposure.

Aluminum is typically purchased under three-year contracts, with prices that are fixed in advance. Despite an increase in the level of aluminum production being targeted to new end‑use applications, including automotive and aerospace, we believe that adequate quantities of the relevant grades of packaging aluminum will continue to be available from various producers and that we are not overly dependent upon any single supplier. Some of our aluminum requirements are subject to tolling arrangements with our customers, whereby risk and responsibility for the procurement of aluminum is managed by the customer.

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

Ardagh Group S.A.

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

The majority of Metal Packaging’s innovation and development activities are primarily concentrated at our designated facilities in Europe and the United States, particularly at our Crosmieres, France, facility. These centers focus on serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, new product innovation, meeting new and anticipated legislative requirements, including those related to food safety, as well as technology and support services.

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

Glass Packaging revenues represented 36% of our total revenues in 2018. For a discussion of the impact of seasonalit on the Glass Packaging division, see “Item 5.—Operating and Financial Review Prospects”.

Based on management estimates, we believe we are the #1 supplier of glass packaging in Northern Europe by market share and the #3 supplier in Europe overall by market share, as well as the #2 supplier in the U.S. market by market share.

Products and Services

In addition to the manufacturing of proprietary and non-proprietary glass containers, Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations. Through Heye International, we design and supply glass packaging machinery and spare parts for existing glass packaging machinery. We also provide technical assistance to third‑party users of our equipment and licensees of our technology. For the 2018 fiscal year, these activities represented approximately 2% of Glass Packaging’s revenues.

Manufacturing and Production

As of December 31, 2018, we operated 34 glass plants with 70 glass furnaces and had approximately 12,000 employees. We have glass manufacturing facilities in Denmark, Germany, Italy, the Netherlands, Poland, Sweden, the United Kingdom and the United States. We believe that our facilities are well maintained and that we generally have

Ardagh Group S.A.

sufficient capacity to satisfy current and expected demand. We own all of our manufacturing facilities, some of which are subject to finance leases or similar financial arrangements. Certain of our warehousing facilities are leased from third parties.

The following table summarizes Glass Packaging’s principal production facilities as of December 31, 2018.

Location	Number of Production Facilities
Germany	8
Netherlands	2
Poland	3
United Kingdom	4
Other European countries(1)	3
United States	14
34

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

We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging as a means to position their products in the market and differentiate them on retailers’ shelves. The development and production of premium, specialized packaging products with a combination of value‑added features requires a higher level of design capabilities, manufacturing and process know‑how and quality control than for more standardized products. The glass packaging industry has continued to produce advances in light‑weighting technology and energy efficiency over many years, delivering supply chain benefits, as well as reducing raw material and energy usage in the manufacturing process, thereby increasing the appeal to end‑users, who are increasingly focused on sustainability.

Customers

In certain end‑use categories, such as beer, wine, spirits and non‑alcoholic beverages, revenues are relatively concentrated among key customers with whom we have strong, long‑term relationships, mirroring the recent consolidation in these end‑use categories. Our top ten customers in Glass Packaging accounted for 43% of total glass revenues in 2018. Some of our largest and longest‑standing customers include AB InBev, Bacardi, Carlsberg, Coca‑Cola, Constellation Brands, Diageo, Heineken, J.M. Smucker, The Kraft Heinz Company, Mizkan, PepsiCo, Pernod Ricard, Sazerac, and Treehouse Foods.

Approximately two‑thirds of our total glass packaging revenues are made pursuant to multi-year supply arrangements, a majority of which allow us to recover input cost inflation on some or all of our cost base. Our remaining revenues are subject to shorter arrangements, largely annual, which have provided, and which we expect will continue to provide, the basis for long‑term partnership with our customers. These customer arrangements are typically renegotiated annually (in terms of price and expected volume) and typically we have been able to recover the majority of input cost inflation which has impacted our cost base, as demonstrated by the generally consistent margins we have generated in the past, despite occasional volatility in certain input costs such as energy and freight and logistics costs.

Ardagh Group S.A.

Competitors

Our principal competitors in glass packaging include Anchor Glass and Owens‑Illinois in North America and Owens‑Illinois, Verallia and Vidrala in Europe.

Energy, Raw Materials and Suppliers

We use natural gas, electricity, oil and oxygen to fuel our furnaces. We have developed substantial backup systems, which protect our operations in the case of an interruption of our primary energy sources. We have multiple energy suppliers in both Europe and the United States, with contractual pricing arrangements typically linked to the relevant market index. We seek to mitigate the inherent risk in energy price fluctuations through a combination of contractual customer pass‑through agreements, fixed‑price procurement contracts, index tracking procurement contracts and hedging.

We have developed an active hedging strategy. In Europe, we typically hedge in small tranches and our policy is to hedge approximately 70% of our energy requirements before the beginning of the following year. In North America, customer contracts are almost exclusively multi‑year and provide for the pass‑through of movements in energy costs. Consequently, in North America our purchasing strategy for energy mirrors our customer contracts.

The primary raw materials used in our glass manufacturing operations are cullet, sand, soda ash and limestone. We have several country suppliers of cullet and a number of global and regional suppliers of soda ash. We seek to optimize the use of recycled glass in our production process as this enables the other raw materials to melt at lower temperatures, thereby lowering our energy costs and carbon emissions and prolonging furnace life.

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

We support a innovation, development and design effort, particularly at Heye International, which we believe is important to our ability to compete effectively. We are a member of glass research associations and other organizations that are engaged in initiatives aimed at improving the manufacturing processes and the quality and design of products, while continuing to meet our environmental responsibilities. In addition, we have three glass engineering facilities in Europe and the United States and we operate one of the largest in‑house decoration facilities in the European glass packaging industry.

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

Ardagh Group S.A.

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

In North America, sales of beverage cans and bottles are affected by governmental regulation of packaging, including deposit return laws. As of January 1, 2019, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, there are 10 provinces and three territories. Deposit laws cover some form of beverage container in all provinces and territories except the territory of Nunavut, which does not have a deposit program. The range for deposits are between 5 and 40 cents (CND), depending on size of container and type of beverage.

Many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws. The text of some U.S. and Canadian deposit laws expressly exempts certain beverages or containers from application of the deposit laws. In many states, certain common beverage categories are simply not found in the text of the deposit law. Local agencies provide final decisions on the application of deposit laws.

Ardagh Group S.A.

We are also committed to ensuring that safe operating practices are established, implemented and maintained throughout our organization. In addition, we have instituted active health and safety programs throughout our company. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon us”.

Ardagh Group S.A.

C.	Organisational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2018.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda	Brazil	Metal Packaging
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda *	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o.	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS	France	Metal Packaging
Ardagh MP West France SAS	France	Metal Packaging
Ardagh Metal Packaging France SAS	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Packaging
Ardagh Metal Beverage France SAS	France	Metal Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH	Germany	Metal Packaging
Ardagh Germany MP GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Packaging
Ardagh Glass Italy S.r.l. (formerly Ardagh Group Italy S.r.l.) *	Italy	Glass Packaging
Ardagh Metal Packaging Italy S.r.l. *	Italy	Metal Packaging
Ardagh Aluminium Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A.	Spain	Metal Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading U.K. Limited	United Kingdom	Metal Packaging
Ardagh Metal Beverage U.K. Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging U.K. Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc.	United States	Metal Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Packaging

*  Newly incorporated subsidiaries or name change effected in year ended December, 31 2018

Ardagh Group S.A.

D.	Property, plant and equipment

See "Item 4.—Information on the Company—B. Business Overview—Metal Packaging-Manufacturing and Production" and Item 4.—Information on the Company—B. Business Overview—Glass Packaging-Manufacturing and Production".

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Group S.A. for the three‑year period ended December 31, 2018, including the related notes thereto, included elsewhere in this annual report. The following discussion should also be read in conjunction with “Selected Financial Information”. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

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

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, tinplate, cullet, sand, soda ash and limestone, and our ability to pass‑through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and the Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying metal containers to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our Metal Packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding

Ardagh Group S.A.

with the harvests. Accordingly, Metal Packaging’s volume of containers shipped is typically highest in the second and third quarters and lowest in the first and fourth quarters. Demand for our beverage containers is strongest during spells of warm weather and therefore typically peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

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

Glass Packaging

Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. In response, the Company has announced reductions of over 10% in production capacity in its Glass North America division, including the permanent closure of its Milford, Massachusetts, facility in 2018 and the announced permanent closure of its Lincoln, Illinois facility in 2019.  The Company is pursuing growth opportunities in stronger performing end markets, including food, wines and spirits and, is converting production capacity from the mass beer sector to serve these alternative end markets. This will result in a reduction in overall production capacity and a greater reduction in our mass beer capacity. Investments in advanced inspection equipment and automation are also being undertaken to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials, packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance, sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

 Recent Acquisitions and Disposals

The Beverage Can Acquisition

On June 30, 2016, the Group closed the Beverage Can Acquisition for total consideration of $3.0 billion.

The VNA Acquisition

On April 11, 2014, the Group completed the purchase of 100% of the equity of VNA from Compagnie de Saint‑Gobain for a consideration of $1.5 billion.

 Disposal of Former Anchor Glass Plants

On June 30, 2014, the Group completed the sale of six former Anchor Glass plants and certain related assets, acquired from the purchase of Anchor Glass Container Corporation in 2012, for a consideration of $436 million.

Other disposals

During the year ended December 31, 2014, the Group disposed of a small business in the Metal Packaging division and also of its Metal Packaging operations in Australia and New Zealand for a total consideration of $104 million.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in Note 2 to our audited consolidated financial statements for the three years ended December 31, 2018. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Ardagh Group S.A.

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

The Group used the value in use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group uses both the VIU model and the fair value less costs to sell (“FVLCTS”) model to establish the higher of the recoverable amount.

The VIU model used the 2019 budget approved by the board and a two year forecast for 2020 to 2021. The budget and forecast results were then extended for a further two‑year period making certain assumptions including that long-term capital expenditure equals depreciation and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long term growth in line with long term inflation.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation, amortization, tax paid, working capital and lease principal repayments.

The discount rate applied to cash flows in the VIU model was estimated using our weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

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

Growth rates of 1.5% have been assumed beyond the five‑year period. The terminal value is estimated based on capitalizing the year 5 cash flows in perpetuity. The discount rates used ranged from 6.7% ‑ 9.7% (2017: 7.3% ‑ 9.6%).

Ardagh Group S.A.

These rates are pre‑tax. These assumptions have been used for the analysis for each group of CGU. Management determined budgeted cash‑flows based on past performance and its expectations for the market development.

Under the VIU model, there was an indicator of impairment identified in the Glass Packaging North America CGU when the discounted future cash flows were compared to the carrying amount of the Glass Packaging North America CGU.  Consequently, a FVLCTS calculation was performed to establish the higher of the recoverable amount when compared to the VIU model for Glass Packaging North America at December, 31 2018. See below for details of results of the FVLCTS calculation.

For all remaining CGUs, a sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

The FVLCTS calculation for the Glass Packaging North America CGU used the 2019 projected Adjusted EBITDA multiplied by an earnings multiple of 6.7x and adjusted for selling costs. The FVLCTS calculation resulted in a higher recoverable amount than the VIU model.  The recoverable amount was then compared to the carrying value of the Glass Packaging North America CGU, resulting in the recognition of an impairment charge of $186 million (before the impact of deferred tax) on goodwill allocated to Glass Packaging North America in the year ended December 31, 2018.

A sensitivity analysis was performed on the FVLCTS calculation by increasing and decreasing the earnings multiple and the 2019 projected Adjusted EBITDA by 50 basis points respectively. The results of the sensitivitiy analysis does not have a material impact on the impairment charge recognized in the year end December 31, 2018.

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

Measurement of defined benefit obligations

We follow guidance of IAS 19 to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long‑term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

Ardagh Group S.A.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2018	2017	2018	2017	2018	2017
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.15	3.10
Rates of increase in salaries	1.50 - 3.00	2.00 - 3.00	2.50	2.50	2.15	2.60
Discount rates	4.50	3.80	1.88 - 2.25	1.68 - 2.24	2.90 - 2.95	2.70

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2018	2017	2018	2017	2018	2017
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	22	21	20	21
Life expectancy, future pensioners	23	23	24	24	21	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $193 million million (2017: $216 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $173 million (2017: $230 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $85 million (2017: $96 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $94 million (2017: $91 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $90 million (2017: $103 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $99 million (2017: $97 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $66 million at December 31, 2018 (2017: $55 million), holding all other assumptions constant.

Establishing lives for the purposes of depreciation and amortization of property, plant and equipment and intangibles

Long‑lived assets, consisting primarily of property, plant and equipment, customer intangibles and technology intangibles, comprise a significant portion of the total assets. The annual depreciation and amortization charges depend primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The board of directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilization and physical condition of the assets concerned. Changes in asset lives can have a significant impact on the depreciation and amortization charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis, as asset lives are individually determined and there are a significant number of asset lives in use. Details of the useful lives are included in the accounting

Ardagh Group S.A.

policy. The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

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

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of ‘significant’ as included in our definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the columnar consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the board of directors. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of financial statements’ (‘IAS 1’), which permits the inclusion of line items and subtotals that improve the understanding of performance.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its financial statements from euro to U.S. dollar. This was principally as a result of the board of directors’ assessment that this change in presentation currency will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance to our peers following the Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation, the previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014 consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 have been set out in Note 29 to the consolidated financial statements included in this annual report.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2018, have been assessed by the board of directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2018, are currently relevant for the Group. The board of directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going and is set out below.

IFRS 16, ‘Leases’ is effective for annual periods beginning on or after January 1, 2019 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis

Ardagh Group S.A.

for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity.

IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations, and will result in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position.

The Group has completed an assessment of the impact IFRS 16, involving the establishment of a cross-functional project team to implement the new standard from January 1, 2019. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption.

The Group will adopt IFRS 16 by applying the modified retrospective approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied, and avail of the practical expedient to combine lease and non-lease components.

We expect that the adoption of IFRS 16 will have a significant impact on our consolidated statement of financial position and consolidated statement of cash flows as follows:

•	an increase in non-current assets due to the recognition of right-of-use assets in the range of $275 million to $300 million;
•	an increase in financial liabilities as lease liabilities are recognized based on the new treatment in the range of $325 million to $350 million; and
•

cash generated from operations is expected to increase due to certain lease expenses no longer being recognized as operating cash outflows, however this is expected to be offset by a corresponding increase in cash used in financing activities due to repayments of the principle on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 will also have an impact on the consolidated income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement. The application of the new standard will decrease both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in underlying EBITDA, but this will be largely offset by corresponding increases in depreciation and finance expenses, and hence the expected impact on the Group’s profit/(loss) for the year will not be material.

The operating lease cost for the year ended December 31, 2018 is set out in Note 10 to the consolidated financial statements of Ardagh included elsewhere in this annual report, and it is the Group’s expectation that a significant portion of those operating lease costs in the range of $70 million to $80 million will be reclassified in the consolidated income statement upon adoption of IFRS 16, subject to changes in exchange rates when compared to the euro functional currency.

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

Ardagh Group S.A.

A.	Operating results

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Revenue	9,097	8,596
Cost of sales	(7,778)	(7,210)
Gross profit	1,319	1,386
Sales, general and administration expenses	(433)	(450)
Intangible amortization and impairment	(451)	(264)
Operating profit	435	672
Net finance expense	(485)	(649)
(Loss)/profit before tax	(50)	23
Income tax (charge)/credit	(44)	40
(Loss)/profit for the year	(94)	63

Revenue

Revenue in the year ended December 31, 2018 increased by $501 million, or 6%, to $9,097 million, compared with $8,596 million in the year ended December 31, 2017. The increase in revenue principally reflected favorable foreign currency translation effects of $220 million, the pass through to customers of higher input costs in selling price and favorable volume/mix effects of $64 million.

Cost of sales

Cost of sales in the year ended December 31, 2018 increased by $568 million, or 8%, to $7,778 million, compared with $7,210 million in the year ended December 31, 2017. The increase in cost of sales is due mainly to unfavorable currency translation effects, higher input and other operating costs and higher exceptional cost of sales. Exceptional cost of sales increased by $24 million, reflecting higher restructuring, capacity realignment and start-up related charges. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the year ended December 31, 2018 decreased by $67 million, or 5%, to $1,319 million, compared with $1,386 million in the year ended December 31, 2017. Gross profit percentage in the year ended December 31, 2018 decreased by 160 basis points to 14.5%, compared with 16.1% in the year ended December 31, 2017. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2018 decreased by 140 basis points to 15.9%, compared with 17.3% in the year ended December 31, 2017 due mainly to higher operating costs and the dilutive effect of the pass through to customers of higher input costs outlined above.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2018 decreased by $17 million, or 4%, to $433 million, compared with $450 million in the year ended December 31, 2017. The decrease primarily related to lower exceptional transaction-related costs. Excluding exceptional items, sales, general and administration expenses increased by $13 million, or 3%, mainly due to unfavorable foreign currency translation effects. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

Intangible amortization and impairment

Intangible amortization and impairment in the year ended December 31, 2018 increased by $187 million, to $451 million, compared with $264 million in the year ended December 31, 2017. The increase was mainly due to a  $186 million impairment charge to goodwill in Glass Packaging North America in 2018.

Operating profit

Operating profit in the year ended December 31, 2018 decreased by $237 million, or 35%, to $435 million compared with $672 million in the year ended December 31, 2017. The decrease in operating profit primarily reflected lower gross profit partly offset by lower sales, general and administration expenses, as described above.

Net finance expense

Net finance expense in the year ended December 31, 2018 decreased by $164 million, or 25%, to $485 million, compared with $649 million in the year ended December 31, 2017. Net finance expense for the year ended December 31, 2018 and 2017 comprised the following:

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Interest expense	445	442
Net pension interest cost	21	24
(Gain)/loss on derivative financial instruments	(10)	28
Foreign currency translation losses	7	24
Exceptional net finance expense	22	132
Other finance income	—	(1)
Net finance expense	485	649

Interest expense in the year ended December 31, 2018 increased by $3 million, or 1%, to $445 million, compared with $442 million in the year ended December 31, 2017. The increase was  mainly due to adverse currency translation effects, partly offset by the favorable impact of refinancing activity in 2017 and debt redemptions in 2017 and 2018. Derivative financial instruments in the year ended December 31, 2018 was a gain of $10 million, compared to a loss of $28 million in the year ended December 31, 2017 which primarily related to the Group’s CCIRS.

Foreign currency translation losses in the year ended December 31, 2018 decreased by $17 million to a loss of $7 million, compared with a loss of $24 million in the year ended December 31, 2017.

Exceptional finance expense was $22 million for the year ended December 31, 2018 and mainly comprised $10 million in costs relating to the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021 and $6 million relating to the loss on the termination of the related $440 million U.S. dollar to euro CCIRS. Exceptional finance expense for the year ended December 31, 2017 of $132 million related to costs associated with the debt refinancing and redemption activity in 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts, as well as a loss of $15 million on the termination of certain of the Group’s CCIRS.

 Income tax expense

Income tax expense in the year ended December 31, 2018 resulted in a tax charge of $44 million, compared with a tax credit of $40 million in the year ended December 31, 2017. The increase in income tax expense is primarily attributable to a decrease in the tax credit on the re-measurement of deferred taxes of $75 million (a tax credit of $78 million was recognized in the year ended December 31, 2017 on the enactment of the Tax Cuts and Jobs Act of 2017

Ardagh Group S.A.

(“TCJA”) in the United States), in addition to an increase of $25 million in the tax charge relating to income taxed at rates other than the standard rate of Luxembourg corporation tax (due to changes in the profitability mix during 2018), a reduction of $4 million in tax credits in respect of prior years, an increase of $1 million in the tax charge on tax losses for which no deferred income tax was recognized and an increase of $1 million in income subject to state and other local income taxes. These increases were partially offset by an increase in the loss before tax of $73 million (tax effect of $19 million at the standard rate of Luxembourg corporation tax), and a decrease of $3 million in other tax items.

The effective income tax rate for the year ended December 31, 2018 was (88%) compared to an effective income tax rate for the year ended December 31, 2017 of (174%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The loss before tax for the year ended December 31, 2018 increased by $73 million to $50 million, compared with a profit before tax of $23 million in the year ended December 31, 2017, and, together with the tax credit arising on the enactment of the TCJA in the year ended December 31, 2017 and changes in the profitability mix during 2018 outlined above, are the primary drivers of the movement in the effective tax rate.

As a result of movements in profits and losses outlined above, in addition to non‑deductible interest expense, a comparison of historic effective income tax rates remains difficult.

(Loss)/profit for the year

As a result of the items described above, the Group realized a loss in the year ended December 31, 2018 of $94 million, compared with a profit of $63 million in the year ended December 31, 2017.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

	Year ended
	December 31,
	2017	2016
	(in $ millions)
Revenue	8,596	7,014
Cost of sales	(7,210)	(5,786)
Gross profit	1,386	1,228
Sales, general and administration expenses	(450)	(462)
Intangible amortization	(264)	(191)
Operating profit	672	575
Net finance expense	(649)	(594)
Profit/(loss) before tax	23	(19)
Income tax charge	40	(55)
Profit/(loss) for the year	63	(74)

Revenue

Revenue in the year ended December 31, 2017 increased by $1,582 million, or 23%, to $8,596 million, compared with $7,014 million in the year ended December 31, 2016. The full year effect of the Beverage Can Acquisition increased revenue by $1,449 million. Excluding the impact of the Beverage Can Acquisition, revenue increased by 2%, principally reflecting the pass through of higher input costs and favorable foreign currency translation effects of $17 million, partly offset by an immaterial revision of charges for ancillary services from revenue to cost of goods sold in Glass Packaging North America of $17 million and unfavorable volume/mix effects of $8 million.

Cost of sales

Cost of sales in the year ended December 31, 2017, increased by $1,424 million, or 25%, to $7,210 million, compared with $5,786 million in the year ended December 31, 2016. The increase in cost of sales was largely the result of the Beverage Can Acquisition, the revision of charges for ancillary services described above of $17 million and higher

Ardagh Group S.A.

exceptional cost of sales of $85 million due mainly to higher impairment and restructuring charges. Operating and other cost reductions were partly offset by higher input costs. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the year ended December 31, 2017 increased by $158 million, or 13%, to $1,386 million, compared with $1,228 million in the year ended December 31, 2016. Growth in gross profit was less than growth in revenue largely due to the mix effect of the Beverage Can Acquisition and higher exceptional cost of sales of $85 million. Gross profit percentage in the year ended December 31, 2017 decreased by 140 basis points to 16.1%, compared with 17.5% in the year ended December 31, 2016. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2017 decreased by 40 basis points to 17.3%, compared with 17.7% in the year ended December 31, 2016.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2017 decreased by $12 million, or 3%, to $450 million, compared with $462 million in the year ended December 31, 2016. Exceptional sales, general and administration expenses decreased by $81 million in 2017 principally reflecting lower acquisition costs incurred relating to the Beverage Can Acquisition, partly offset by costs incurred in relation to the IPO. Excluding exceptional costs, sales, general and administration expenses increased by $69 million, or 21% due largely to the Beverage Can Acquisition, partly offset by operating cost reductions.

Intangible amortization

Intangible amortization in the year ended December 31, 2017 increased by $73 million, or 38%, to $264 million, compared with $191 million in the year ended December 31, 2016. The increase was attributable to twelve months amortization of the intangible assets in 2017, arising from the Beverage Can Acquisition.

Operating profit

Operating profit in the year ended December 31, 2017 increased by $97 million, or 17%, to $672 million compared with $575 million in the year ended December 31, 2016. The increase in operating profit reflected higher gross profit and lower sales, general and administration expenses, partly offset by higher intangible amortization as described above.

Net finance expense

Net finance expense in the year ended December 31, 2017 increased by $55 million, or 9%, to $649 million, compared with $594 million in the year ended December 31, 2016. Net finance expense for the year ended December 31, 2017 and 2016, comprised the following:

	Year ended
	December 31,
	2017	2016
	(in $ millions)
Interest expense	442	497
Net pension interest cost	24	28
Loss on derivative financial instruments	28	—
Foreign currency translation losses/(gains)	24	(23)
Exceptional net finance expense	132	97
Other finance income	(1)	(5)
Net finance expense	649	594

Ardagh Group S.A.

Interest expense in the year ended December 31, 2017 decreased by $55 million, or 11%, to $442 million, compared with $497 million in the year ended December 31, 2016. The decrease in interest expense was primarily attributable to the redemption in September 2016 of the PIK Notes and the refinancing and redemption of certain debt securities in January, March, April, June and August 2017, partly offset by the full year effect of interest charged on debt raised to finance the Beverage Can Acquisition.

Foreign currency translation losses in the year ended December 31, 2017 increased by $47 million to a loss of $24 million compared with a gain of $23 million in the year ended December 31, 2016. The increase was due primarily to unfavorable foreign exchange movements in the U.S. dollar in the year ended December 31, 2017, when compared to the Group’s euro functional currency, and foreign currency translation gains recognized on the PIK Notes in 2016, which following the 2016 redemption of the PIK Notes was not recognized in 2017.

Loss on derivative financial instruments in the year ended December 31, 2017 was $28 million compared to $nil in the year ended December 31, 2016. These losses relate primarily to ineffectiveness on the CCIRS used to hedge the Group’s foreign currency and interest rate risk.

Exceptional net finance expense in the year ended December 31, 2017 increased by $35 million to $132 million compared with $97 million in the year ended December 31, 2016. Exceptional net finance expense in the year ended December 31, 2017 of $132 million related to costs associated with the debt refinancing and redemption in January, March, April, June and August 2017, principally comprising early redemption premiums, accelerated amortization of deferred financing costs and issue discounts of $117 million, as well as a loss of $15 million recognized on the termination of certain of the Group’s CCIRS. The $97 million net finance expense in 2016 comprised one-off expenses of $185 million net of a one-off credit of $88 million. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Income tax expense

Income tax expense in the year ended December 31, 2017 resulted in a tax credit of $40 million, compared with a tax charge of $55 million in the year ended December 31, 2016. The decrease in income tax expense is primarily attributable to an increase in the tax credit on the re-measurement of deferred taxes of $73 million (mainly due to a tax credit of $78 million arising on the enactment of the TCJA in the United States), in addition to an increase of $40 million in the tax credit relating to income taxed at rates other than standard tax rates (due to changes in the profitability mix during 2017; in particular relating to decreased profitability in Glass Packaging North America), a reduction of $10 million in the tax effect of non-deductible items, a reduction of $1 million in the tax charge on tax losses for which no deferred income tax was recognized and an increase of $2 million in tax credits in respect of prior years. These decreases were partially offset by an increase in the profit before tax of $42 million (tax effect of $12 million at the standard rate of Luxembourg corporation tax), an increase of $7 million in income subject to other taxes, and an increase of $12 million in other tax items.

The effective income tax rate for the year ended December 31, 2017 was (174%) compared to an effective income tax rate for the year ended December 31, 2016 of (289%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The profit before tax for the year ended December 31, 2017 increased by $42 million to $23 million, compared with a loss before tax of $19 million in the year ended December 31, 2016, and, together with the tax credit arising on the enactment of the TCJA and changes in the profitability mix during 2017 outlined above, are the primary drivers of the movement in the effective tax rate.

As a result of movements in profits and losses outlined above, in addition to non-deductible interest expense and the tax credit arising on the enactment of the TCJA, a comparison of historic effective income tax rates remains difficult.

Profit/(loss) for the year

As a result of the items described above, the profit in the year ended December 31, 2017 increased by $137 million to $63 million, compared with a loss of $74 million in the year ended December 31, 2016.

Ardagh Group S.A.

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

For a reconciliation of the (loss)/profit for the year to Adjusted EBITDA see footnote 6 to the Summary Consolidated Financial and Other Data of Ardagh Group S.A.

Adjusted EBITDA in the year ended December 31, 2018 decreased by $30 million, or 2%, to $1,478 million compared with $1,508 million in the year ended December 31, 2017. The decline reflected the effects of higher input costs partly offset by other cost savings and favorable currency translation effects of $35 million.

Adjusted EBITDA in the year ended December 31, 2017 increased by $227 million, or 18%, to $1,508 million compared with $1,281 million in the year ended December 31, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by $194 million compared with the prior year. Favorable foreign currency translation effects increased Adjusted EBITDA by $5 million compared with 2016. Excluding the Beverage Can Acquisition and foreign currency, Adjusted EBITDA grew by $28 million in the year largely reflecting the achievement of operating and other cost savings, partly offset by higher input costs.

Exceptional Items

The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Impairment - property, plant and equipment	11	54	9
Restructuring and other costs	57	38	15
Start-up related costs	48	8	5
Non-cash inventory adjustment	—	—	10
Past service cost/(credit)	8	—	(24)
Exceptional items - cost of sales	124	100	15
Transaction-related costs - acquisition, integration and IPO	19	49	128
Restructuring and other costs	—	—	2
Exceptional items - SGA expenses	19	49	130
Impairment - goodwill	186	—	—
Exceptional items - impairment of intangible assets	186	—	—
Debt refinancing and settlement costs	16	117	157
Loss on derivative financial instruments	6	15	11
Interest payable on acquisition notes	—	—	17
Exceptional items - finance expense	22	132	185
Exceptional gain on derivative financial instruments	—	—	(88)
Exceptional items - finance income	—	—	(88)
Total exceptional items	351	281	242

Ardagh Group S.A.

2018

Exceptional items of $351 million have been recognized for the year ending December 31, 2018, primarily comprising:

•

$116 million related to the Group’s capacity realignment programs, including restructuring costs ($57 million), start-up related costs ($48 million) and property, plant and equipment impairment charges ($11 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Packaging Europe ($27 million), Metal Packaging Americas ($6 million) and Glass Packaging Europe ($5 million).

•

$8 million pension service cost recognized in Metal Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization  (Note 19 to the consolidated financial statements included elsewhere in this annual report).

•	$19 million transaction related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•	$186 million impairment of goodwill in Glass Packaging North America.
•

$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.

2017

Exceptional items of $281 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$100 million related to the Group’s capacity realignment programs, including restructuring costs ($38 million),   start-up related costs ($8 million) and property, plant and equipment impairment charges ($54 million). These costs were incurred in Glass Packaging North America ($43 million), Metal Packaging Europe ($54 million) and Metal Packaging Americas ($3 million).

•

$49 million transaction related costs, primarily comprised of costs directly attributable to the Beverage Can Acquisition and the integration of this business, and other IPO and transaction related costs.

•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•

$15 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound CCIRS, of which $12 million relates to cumulative losses recycled from other comprehensive income.

2016

Exceptional items of $242 million have been recognized in the year ended December 31, 2016, primarily comprising:

•

$31 million related to the Group’s capacity realignment programs, including restructuring costs ($15 million), start-up related costs ($5 million) and property, plant and equipment  impairment charges ($9 million). These costs were principally incurred in Glass Packaging North America ($5 million), Metal Packaging Europe ($15 million), and Metal Packaging Americas ($11 million).

•	$24 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	$128 million transaction related costs attributable primarily to the IPO and Beverage Can Acquisition.

Ardagh Group S.A.

•

$157 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	The $11 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.
•	$17 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

$88 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

Segment Information

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Revenue
Metal Packaging Europe	3,592	3,339
Metal Packaging Americas	2,187	1,931
Glass Packaging Europe	1,623	1,549
Glass Packaging North America	1,695	1,777
Total Revenue	9,097	8,596
Adjusted EBITDA
Metal Packaging Europe	565	554
Metal Packaging Americas	298	265
Glass Packaging Europe	358	340
Glass Packaging North America	257	349
Adjusted EBITDA	1,478	1,508

Revenue

Metal Packaging Europe. Revenue increased by $253 million, or 8%, to $3,592 million in the year ended December 31, 2018, compared with $3,339 million in the year ended December 31, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $157 million, the pass through of higher input costs and favorable volume/mix effects of 1%.

Metal Packaging Americas. Revenue increased by $256 million, or 13% to $2,187 million in the year ended December 31, 2018, compared with $1,931 million in the year ended December 31, 2017. Revenue growth reflected favorable volume/mix effects of 8% and the pass through of higher input costs.

Glass Packaging Europe. Revenue increased by $74 million, or 5%, to $1,623 million in the year ended December 31, 2018, compared with $1,549 million in the year ended December 31, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $63 million, the pass through of higher input costs and favorable volume/mix effects in Glass packaging of 2%, partly offset by lower activity in Glass Engineering.

Glass Packaging North America. Revenue decreased by $82 million or 5% to $1,695 million in the year ended December 31, 2018, compared with $1,777 million in the year ended December 31, 2017. The decrease in revenue was

Ardagh Group S.A.

mainly attributed to unfavorable volume/mix effects of 6%, partly offset by the pass through of higher input costs (see Item 5. Operating and Financial Review and Prospects—Business Drivers).

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $11 million, or 2%, to $565 million in the year ended December 31, 2018, compared with $554 million in the year ended December 31, 2017. Adjusted EBITDA growth primarily reflected favorable foreign currency translation effects of $24 million and the achievement of operating and other cost savings, including $12 million relating to a lower pension-related expense, partly offset by higher input costs.

Metal Packaging Americas. Adjusted EBITDA increased by $33 million, or 12%, to $298 million in the year ended December 31, 2018, compared with $265 million in the year ended December 31, 2017. Adjusted EBITDA growth chiefly reflected favorable volume/mix effects and the achievement of production efficiencies and other cost savings, partly offset by higher input costs.

Glass Packaging Europe. Adjusted EBITDA increased by $18 million, or 5%, to $358 million in the year ended December 31, 2018, compared with $340 million in the year ended December 31, 2017. Adjusted EBITDA growth mainly reflected favorable foreign currency translation effects of $11 million, operating and other cost savings and favorable volume/mix effect in Glass packaging partly offset by lower activity in Glass Engineering.

Glass Packaging North America. Adjusted EBITDA decreased by $92 million or 26% to $257 million in the year ended December 31, 2018, compared with $349 million in the year ended December 31, 2017. The decline in Adjusted EBITDA principally reflected unfavorable volume/mix effects, higher freight and logistics costs and the costs of planned production downtime.

Year Ended December 31, 2017 compared to Year Ended December 31, 2016

	Year ended
	December 31,
	2017	2016
	(in $ millions)
Revenue
Metal Packaging Europe	3,339	2,470
Metal Packaging Americas	1,931	1,168
Glass Packaging Europe	1,549	1,541
Glass Packaging North America	1,777	1,835
Total Revenue	8,596	7,014
Adjusted EBITDA
Metal Packaging Europe	554	404
Metal Packaging Americas	265	154
Glass Packaging Europe	340	328
Glass Packaging North America	349	395
Total Adjusted EBITDA	1,508	1,281

Revenue

Metal Packaging Europe. Revenue increased by $869 million, or 35%, to $3,339 million in the year ended December 31, 2017, compared with $2,470 million in the year ended December 31, 2016. Revenue growth principally reflected an additional six months contribution in 2017 from the Beverage Can Acquisition, completed in June 2016, which increased revenue by $758 million. Revenue growth also reflected the pass through of higher input costs, as well as favorable foreign currency translation effects of $21 million, largely attributable to favorable movements in the euro partly

Ardagh Group S.A.

offset by adverse movements in the British pound, compared to the U.S. dollar. Volume/mix was in line with the prior year.

 Metal Packaging Americas. Revenue increased by $763 million, or 65% to $1,931 million in the year ended December 31, 2017, compared with $1,168 million in the year ended December 31, 2016. Revenue growth primarily reflected an additional six months contribution in 2017 from Beverage Can Acquisition, completed in June 2016, which increased revenue by $691 million. It also reflected the pass through of higher input costs and favorable volume/mix effects of 1% of prior year revenues, adjusted for the impact of the Beverage Can Acquisition.

Glass Packaging Europe. Revenue increased by $8 million, or 1%, to $1,549 million in the year ended December 31, 2017, compared with $1,541 million in the year ended December 31, 2016. The increase in revenue is due to favorable volume/mix effects of 2%, partly offset by the pass through of lower input costs and adverse foreign currency translation effects of $4 million, largely attributable to unfavorable movements in the British pound, partly offset by favorable movements in the euro, compared to the U.S. dollar.

 Glass Packaging North America. Revenue declined by $58 million or 3% to $1,777 million in the year ended December 31, 2017, compared with $1,835 million in the year ended December 31, 2016. The decline in revenue principally reflects lower volume/mix effects of 3%, primarily in the beer end market and the reclassification of charges for ancillary services from revenue to cost of goods sold of $17 million, partly offset by the pass through of higher input costs.

Adjusted EBITDA

Metal Packaging Europe. Adjusted EBITDA increased by $150 million, or 37%, to $554 million in the year ended December 31, 2017, compared with $404 million in the year ended December 31, 2016. Adjusted EBITDA growth primarily reflected an additional six months contribution from the Beverage Can Acquisition, completed in June 2016, which increased Adjusted EBITDA by $116 million. Adjusted EBITDA growth also reflected stable volume/mix, the achievement of operating and other cost savings and favorable foreign currency translation effects of $5 million

 Metal Packaging Americas. Adjusted EBITDA increased by $111 million, or 72%, to $265 million in the year ended December 31, 2017, compared with $154 million in the year ended December 31, 2016. Adjusted EBITDA growth principally  reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by $78 million and the achievement of operating and other cost savings of 10% and favorable volume/mix effects.

Glass Packaging Europe. Adjusted EBITDA increased by $12 million, or 4%, to $340 million in the year ended December 31, 2017, compared with $328 million in the year ended December 31, 2016. Adjusted EBITDA growth mainly reflected operating and other cost savings of 2% and favorable volume/mix effects.

Glass Packaging North America. Adjusted EBITDA decreased by $46 million or 12% to $349 million in the year ended December 31, 2017, compared with $395 million in the year ended December 31, 2016. The decline in Adjusted EBITDA is due mainly to lower volume/mix, as well as higher freight and operating and other costs of 7%.

B.	Liquidity and Capital Resources

Cash Requirements Related to Operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Group’s Global Asset Based Loan Facility. These and other sources of external financing are described further in the following table. Our principal credit agreements and indentures are also filed as exhibits to the Group’s latest annual report.

Ardagh Group S.A.

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

The following table outlines our principal financing arrangements as of December 31, 2018.

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	—	100	639
Finance Lease Obligations	USD/GBP/EUR	—		Amortizing	—	36	—
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	—	15	1
Total borrowings / undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						7,462	1,170

On July 31, 2018, the Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash-on-hand and available liquidity, drawing from the Group’s Global Asset Based Loan Facility.

As at December 31, 2018, the Group had $639 million available under the Global Asset Based Loan Facility.

Ardagh Group S.A.

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending December 31, 2019, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2019
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	USD	100	07-Dec-22	Revolving	100
Finance lease obligations	USD/GBP/EUR	—		Amortizing	4
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	14

The Group believes it has adequate liquidity to satisfy our cash needs for at least the next 12 months. In the year ended December 31, 2018, the Group reported operating profit of $435 million, cash generated from operations of $1,376 million and generated Adjusted EBITDA of $1,478 million.

The Group generates substantial cash flow from our operations and had $530 million in cash and cash equivalents and restricted cash as of December 31, 2018, as well as available but undrawn liquidity of $640 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities and dividend payments for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that our long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2018 set forth below:

	Year ended December 31,
	2018	2017	2016
	(in $ millions)
Operating profit	435	672	575
Depreciation and amortization	714	687	561
Exceptional operating items	329	149	145
Movement in working capital(1)	24	99	131
Acquisition-related, IPO, start-up and other exceptional costs paid	(94)	(74)	(176)
Exceptional restructuring paid	(32)	(10)	(11)
Cash generated from operations	1,376	1,523	1,225
Interest paid — excluding cumulative PIK interest paid(2)	(416)	(458)	(412)
Cumulative PIK interest paid	—	—	(205)
Income tax paid	(105)	(103)	(93)
Net cash from operating activities	855	962	515
Purchase of businesses	—	—	(3,036)
Capital expenditure(3)	(575)	(492)	(351)
Net cash used in investing activities	(575)	(492)	(3,387)
Repayment of borrowings	(443)	(4,385)	(2,604)
Proceeds from borrowings	114	3,730	4,469
Dividend paid	(132)	(165)	(304)
Consideration (paid)/received on termination of derivative financial instruments	(44)	46	—
Deferred debt issued costs paid	(5)	(38)	(68)
Finance lease payments	(4)	—	—
Early redemption costs paid	(7)	(91)	(121)
Proceeds from share issuance	—	326	7
Proceeds from borrowings with related party	—	—	748
Contribution from parent	—	—	485
Repayment of borrowings issued to related party	—	—	441
Net (outflow)/inflow from financing activities	(521)	(577)	3,053
Net (decrease)/increase in cash and cash equivalents	(241)	(107)	181
Exchange(losses)/gains on cash and cash equivalents	(13)	78	30
Net (decrease)/increase in cash and cash equivalents after exchange (losses)/gains	(254)	(29)	211

(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables and current provisions.
(2)	Includes exceptional interest paid of $2 million during the years ended December 31, 2018 and 2017, respectively, and $28 million during the year ended December 31, 2016.
(3)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Net cash from operating activities

Net cash from operating activities decreased by $107 million from $962 million in the year ended December 31, 2017, to $855 million in the year ended December 31, 2018. The decrease was primarily due to a decrease of $237 million in operating profit, lower working capital inflows of $75 million, an increase in restructuring costs paid of $22 million and

Ardagh Group S.A.

an increase of $20 million in transaction-related, start-up and other exceptional costs paid, partly offset by an increase in exceptional operating items of $180 million and an increase in depreciation and amortization of $27 million. Net cash from operating activities was further impacted by interest paid and tax paid of $416 million and $105 million, respectively.

Net cash from operating activities increased by $447 million from $515 million in the year ended December 31, 2016, to $962 million in the year ended December 31, 2017. The year on year increase was primarily due an increase of $97 million in operating profit in the year ended December 31, 2017 compared with 2016, an increase of $126 million in depreciation and amortization, lower interest paid (including cumulative PIK interest) of $159 million and lower acquisition-related, IPO, start-up and other exceptional costs paid of $102 million, partly offset by a reduction in working capital inflow of $32 million and higher income tax paid of $10 million. The increase in operating profit and depreciation and amortization principally related to the Beverage Can Acquisition.

Net cash used in investing activities

Net cash used in investing activities increased by $83 million to $575 million in the year ended December 31, 2018, compared with the same period in 2017, due to increased capital expenditure in all operating segments, reflecting capital investment initiatives, the timing of projects and furnace rebuilds. Capital expenditure for the year ended December 31, 2018 includes $65 million related to the Group’s short payback projects.

Net cash used in investing activities decreased by $2,895 million to $492 million in the year ended December 31, 2017, compared with the same period in 2016. The decrease was mainly due to the cash consideration paid for the acquisition of the Beverage Can Business in June 2016, partly offset by increased capital expenditure principally in  Metal Packaging Europe and Metal Packaging Americas.

Net (outflow)/inflow from financing activities

Net cash from financing activities represented an outflow of $521 million in the year ended December 31, 2018, compared with $577 million in the same period in 2017. Repayment of borrowings of $443 million mainly reflects the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021. Total associated early redemption premium paid was $7 million. Proceeds from borrowings of $114 million principally reflect amounts drawn under the Group’s Global Asset Based Loan Facility.

Consideration paid on the termination of derivative financial instruments of $44 million reflects amounts paid in settlement of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.

In the year ended December 31, 2018, the Company paid dividends to shareholders of $132 million.

Debt issue costs paid and finance lease payments in the year ended December 31, 2018 were $7 million and $4 million, respectively.

Net cash from financing activities represented an outflow of $577 million in the year ended December 31, 2017, compared with a $3,053 million inflow in the same period in 2016. Proceeds from borrowings ($3,730 million) mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017, (b) the issuance of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Secured Notes due 2025 in March 2017 and (c) £400 million from the issuance of 4.750% Senior Notes due 2027 in June 2017. Repayment of borrowings ($4,385 million) mainly comprises: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €1,155 million 4.250% First Priority Senior Secured Notes due 2022, the repayment of $663 million Term Loan B Facility, the redemption of $415 million 6.750% Senior Notes due 2021 and the redemption of $500 million Senior Secured Floating Rate Notes due 2021. Total associated early redemption premium costs paid were $91 million and debt issue costs paid were $38 million.

Ardagh Group S.A.

In the year ended December 31, 2017, the company received net proceeds from share issuance of $326 million following its IPO on the NYSE. The company also paid dividends to shareholders of $165 million in the year ended December 31, 2017.

Working capital

For the year ended December 31, 2018, the movement in working capital during the period decreased by $75 million to an inflow of $24 million, compared to an inflow of $99 million in December 31, 2017. The decrease in working capital was primarily due to less favorable cashflows generated from trade and other payables and inventories partly offset by lower trade and other receivables.

For the year ended December 31, 2017, the movement in working capital during the period decreased by $32 million to an inflow of $99 million compared to an inflow of $131 million in December 31, 2016. The decrease in working capital was primarily due to unfavorable cashflows generated from trade and other receivables and trade and other payables, partly offset by the impact of the Beverage Can Acquisition.

Exceptional operating costs paid

Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2018 increased by $20 million to $94 million compared with $74 million in the year ended December 31, 2017. In the year end ended December 31, 2018, amounts paid of $94 million primarily related to capacity realignment and start-up related costs paid in Glass Packaging North America, Metal Packaging Europe and Metal Packaging Americas and other transaction-related costs paid. In the year ended December 31, 2017, amounts paid of $74 million primarily related to the integration of the Beverage Can Business, start-up related costs in Metal Packaging Americas and other transaction-related costs paid.

Acquisition-related, IPO, start-up and other exceptional costs paid in the year ended December 31, 2017 decreased by $102 million to $74 million compared with $176 million in the year ended December 31, 2016. In 2017 the costs paid primarily relate to acquisition and integration costs associated with the Beverage Can Acquisition and costs associated with the Group’s initial public offering. In 2016 the costs paid primarily relate to professional fees and other costs associated with the Beverage Can Acquisition and to a lesser degree professional fees and other costs of the withdrawn Metal Packaging initial public offering which in total were $168 million. Exceptional restructuring costs paid in the year ended December 31, 2017 decreased by $1 million to $10 million compared to $11 million in the year ended December 31, 2016.

Income tax paid

Income tax paid during the year ended December 31, 2018 was $105 million, which represents an increase of $2 million when compared to the year ended December 31, 2017. The increase is primarily attributable to changes in the profitability mix during 2018, in addition to the timing of tax payments on a trailing year basis in certain jurisdictions.

Income tax paid during the year ended December 31, 2017 was $103 million, which represents an increase of $10 million when compared to the year ended December 31, 2016. The increase is attributable to the inclusion of full year results of the Beverage Can Acquisition and an increase in taxable profits in both the current period and the prior year.

Ardagh Group S.A.

Capital expenditure

	Year ended
	December 31,
	2018	2017	2016
	(in $ millions)
Metal Packaging Europe	202	176	80
Metal Packaging Americas	88	80	39
Glass Packaging Europe	151	110	99
Glass Packaging North America	134	126	133
Total capital expenditure	575	492	351

Capital expenditure for the year ended December 31, 2018 increased by $83 million to $575 million, compared to $492 million for the year ended December 31, 2017. The increase was primarily attributable to spending of $65 million on short payback projects across the Group during 2018. In Metal Packaging Europe, capital expenditure in the year ended December 31, 2018 was $202 million, compared to capital expenditure of $176  million in the same period in 2017 with the increase primarily attributable to short payback project spending and the timing of projects. In Metal Packaging Americas capital expenditure in the year ended December 31, 2018 was $88 million compared to capital expenditure of $80 million in the same period in 2017, with the increase primarily attributable to the investment in a new plant in Manaus, Brazil. In Glass Packaging Europe, capital expenditure was $151 million in the year ended December 31, 2018, compared to capital expenditure of $110 million in the same period in 2017, reflecting short payback project spending and the timing of furnace rebuild activity. In Glass Packaging North America, capital expenditure was $134 million in the year ended December 31, 2018, compared to capital expenditure of $126 million in the same period in 2017, also due to the timing of furnace rebuild activity.

 Capital expenditure for the year ended December 31, 2017 increased by $141 million to $492 million, compared to $351 million for the year ended December 31, 2016. In Metal Packaging Europe, capital expenditure in the year ended December 31, 2017 was $176 million compared to capital expenditure of $80 million in the same period in 2016 with the increase primarily attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the year ended December 31, 2017 was $80 million compared to capital expenditure of $39 million in the same period in 2016 with the increase primarily attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was $110 million in the year ended December 31, 2017, compared to capital expenditure of $99 million in the same period in 2016, reflecting higher furnace rebuild activity in 2017. In Glass Packaging North America, capital expenditure was $126 million in the year ended December 31, 2017 compared to capital expenditure of $133 million in the same period in 2016, due to lower furnace rebuild activity in 2017.

C.	Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Metal Packaging—Intellectual Property and Innovation, Development and Engineering” and “Item 4. Information on the Company—B. Business Overview—Glass Packaging—Intellectual Property and Innovation, Development and Engineering”.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

Ardagh Group S.A.

E.	Off-balance sheet arrangements

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $525 million were sold under these programs at December 31, 2018 (December 31, 2017: $324 million).

F.	Contractual Obligations and Commitments

The following table outlines our principal contractual obligations as of December 31, 2018:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years
		(in $ millions)
Long term debt—capital repayment	7,784	—	—	2,219	5,565
Long term debt—interest	2,312	424	848	767	273
Finance leases and other borrowings	150	117	12	14	7
Operating leases	364	67	103	47	147
Purchase obligations	1,983	1,983	—	—	—
Derivatives	2,587	552	33	2,002	—
Contracted capital commitments	76	76	—	—	—
Total	15,256	3,219	996	5,049	5,992

Item 6. Directors, Senior Management and Employees

A.	Directors and Officers

Set forth below is information concerning our directors and officers as of the date of this annual report including their names, ages, positions and current directorship terms (which expire on the date of the relevant year’s annual general meeting of shareholders). For purposes of this Item 6. A, references to the “Group” refer to Ardagh Group S.A. and included pre-IPO holding entities. There are no family relationships among the executive officers or between any executive officer or director other than David Wall being the brother of Paul Coulson’s wife. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

Name	Age	Position	Expiration of current directorship term
Paul Coulson	66	Chairman and Chief Executive Officer	2020
David Matthews	55	Chief Financial Officer and Director	2020
David Wall	49	Chief Executive Officer, Metal, and Director	2021
Johan Gorter	59	Chief Executive Officer, Glass, and Director	2021
Brendan Dowling	71	Director	2019
Houghton Fry	73	Director	2019
Gerald Moloney	61	Director	2019
Wolfgang Baertz	78	Non‑Executive Director	2019
Damien O’Brien	63	Non-Executive Director	2021
Herman Troskie	48	Non‑Executive Director	2021
Edward White	71	Non‑Executive Director	2020

Ardagh Group S.A.

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

David Wall

David Wall was appointed Chief Executive Officer of Metal Packaging in 2011 and has been a director of the Group since 2013. Mr. Wall joined Ardagh in 2008 as CEO of the Engineering division. Since then he has also held the role of Group Head of Integration. Mr. Wall qualified as a chartered accountant with Price Waterhouse and also holds an MBS from UCD Smurfit Business School, Dublin, Ireland and a BA in Economics from University College Dublin. Mr. Wall is a board member of MPE, Metal Packaging Europe.

Johan Gorter

Johan Gorter was appointed director of the Group in 2016 and Chief Executive Officer of Glass Packaging in 2017. Mr Gorter joined PLM in 1998 as plant director for the Dongen glass plant. He then held several management positions within Rexam before he joined the Group in 2007 as Group Director for Continuous Improvement. He was appointed Chief Executive Officer of Glass Packaging Europe in 2011. Mr. Gorter holds a Masters in Industrial Engineering from the University of Eindhoven.

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

Ardagh Group S.A.

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

Damien O’Brien

Damien O'Brien joined the Board in 2017. He has served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman from 2010 to 2018. Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe. He is also a member of the boards of IMD Business School in Lausanne, Switzerland, and Red Rock Leisure, Australia.

Herman Troskie

Herman Troskie has been a director of the Group since 2009. Mr. Troskie is Managing Director, Private Clients at Maitland, a global advisory and administration firm. He has extensive experience in the areas of international corporate structuring, cross‑border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is based in Luxembourg.

Edward White

Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of Owens‑Illinois, Inc. (NYSE:OI) for seven years until his retirement in 2012. During his 38‑year career with O‑I, he worked in a variety of management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a Masters in Business Administration from the University of Hawaii and a Bachelors in Business Administration from Indiana University. He joined the Board in 2017.

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

Ardagh Group S.A.

The aggregate amount of our non-employee directors’ compensation, as approved by the annual general meeting of shareholders for the year 2018, was approximately $800,000. We also reimburse our non‑employee directors for reasonable out‑of‑pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in‑person at board of directors and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2018 was $11 million. An aggregate of approximately $550,000 has been set aside or accrued for the year ended December 31, 2018 to provide pension, retirement or similar benefits to our key management (including directors). See Note 26 to the audited consolidated financial statements included elsewhere in this annual report.

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

Number and Election of Directors

Pursuant to Luxembourg Law, the board of directors must be composed of at least three directors. Under the Articles, the number of directors of the Company is not to be more than 15. The holders of the shares have the right to elect the board of directors at a general meeting of shareholders by a simple majority of the votes validly cast. The existing directors have the right to appoint persons to fill vacancies, which persons may hold office until the next following annual general meeting.

Service Contracts of Directors

There are no service contracts between us and any of our current non-employee directors providing for benefits upon termination of their service.  For a discussion of compensation, including post-termination benefits, of employee directors, see “Item 6. Directors, Senior Management and Employees—B. Compernsation—Key Management Compensation” above.

Board of Directors Powers and Function

The board of directors has the power to take any action necessary or useful to realize the corporate objects of the Company, with the exception of the powers reserved by Luxembourg Law or by the Articles to the general meeting of shareholders. Directors must act with diligence and in good faith in performing their duties. The expected behavior of a

Ardagh Group S.A.

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

Our board of directors meets as often as it deems necessary to conduct the business of the Company.

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

Committees of the Board of Directors

Our board of directors has four standing committees: an executive committee, an audit committee, a compensation committee and a nominating and governance committee. The members of each committee are appointed by the board of directors and serve until their successors are elected and qualified, unless they are earlier removed or resign. Each of the committees report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Executive Committee

The board of directors has established an executive committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Matthews, David Wall, Johan Gorter, Gerald Moloney and a number of members of the key management of the Group serve on the executive committee as of the date of this annual report, with Paul Coulson serving as the chair of the executive committee.

Audit Committee

Our audit committee consists of Edward White, Damien O’Brien and Wolfgang Baertz, with Edward White serving as the chair of the audit committee. All of our audit committee members are independent directors, in accordance with NYSE and the SEC requirements for a company listed on the NYSE.

Our audit committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee include the following:

•	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

Ardagh Group S.A.

•	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;
•	review the plans and results of the audit engagement with the independent auditors;
•	evaluate the qualifications, performance and independence of our independent auditors;
•	have authority to approve in advance all audit and non‑audit services by our independent auditors, the scope and terms thereof and the fees therefor;
•	review the adequacy of our internal accounting controls; and
•	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. Each of the audit committee members meets the financial literacy requirements of the NYSE listing standards and the board of directors has determined that Edward White qualifies as an “audit committee financial expert,” as defined in the rules of the SEC. The designation does not impose on the audit committee financial expert any duties, obligations or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our board of directors has adopted a written charter for the audit committee, which is available on our corporate website at https://www.ardaghgroup.com/corporate/investors.

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

The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee, among other matters:

•	assists our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;
•	administers, reviews and makes recommendations to our board of directors regarding our compensation plans;
•

annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to sets his or her annual compensation, including salary, bonus and equity and non‑equity incentive compensation, subject to approval by our board of directors; and

•	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

Ardagh Group S.A.

Nominating and Governance Committee

Our nominating and governance committee consists of Paul Coulson, Brendan Dowling and Houghton Fry, with Paul Coulson serving as the chair of the nominating and governance committee. Because we are a controlled company under the rules of the NYSE, our nominating and governance committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committee accordingly in order to comply with such rules. The nominating and governance committee, among other matters:

•	selects and recommends to the board of directors nominees for election by the shareholders or appointment by the board;
•	annually reviews with the board of directors the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;
•	makes recommendations on the frequency and structure of board meetings and to monitor the functioning of the committees of the board;
•

develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and

•	oversees the annual self‑evaluation of our board of directors.

Code of Conduct

Our board of directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the code will be promptly disclosed and posted on our website. The code is publicly available on our website at http://ardaghgroup.com/investors and in print to any shareholder who requests a copy.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board and chief executive officer, meetings of independent directors, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Our nominating and governance committee will review our corporate governance guidelines periodically and, if necessary, recommend changes to our board of directors. Additionally, our board of directors has adopted independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines are posted on our website at http://ardaghgroup.com/investors.

D.	Employees

As of December 31, 2018, we had approximately 23,400 employees globally.

Ardagh Group S.A.

As of December 31, 2018, Metal Packaging had approximately 11,400 employees globally, of which approximately 1,400 were located in the Netherlands, approximately 1,300 were located in France, approximately 2,300 were located in Germany, approximately 600 were located in Italy and approximately 1,700 were located in the United States.

As of December 31, 2018, Glass Packaging had approximately 12,000 employees, of which approximately 5,300 employees were located in the United States, approximately 2,300 employees were located in Germany, approximately 600 employees were located in the Netherlands and approximately 1,500 employees were located in the United Kingdom.

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

For the employees of our subsidiaries located in countries of the European Union we have established a EWC in compliance with EU directives. The EWC acts as a communications conduit and consultative body between our EU subsidiaries and our employees. All the elected EWC country employee representatives meet once a year with senior management at an annual EWC Forum meeting.

The EWC has the right to be notified of any special circumstances that would have a major impact on the interests of employees. In order to facilitate this process in an efficient and effective way, the EWC has elected a Select Committee which meets at least 4 times a year with a senior management delegation to discuss any matters which are of interest for the EWC.

EWC delegates are elected for four-year terms on the basis of legal principles or practices in the relevant countries, while the allocation of EWC delegates between countries is governed by EU directives.

E. Share Ownership

Included in Item 7.A.

Item 7. Major Shareholders and Related Party Transactions

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

Ardagh Group S.A.

The following table sets forth information with respect to the beneficial ownership of our outstanding shares as of December 31, 2018:

	Shares Beneficially Owned
	Class A common shares(i)		Class B common shares		% of Total
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power

ARD Finance S.A.(ii)	—	—	181,826,382	76.9%	82.8%
ARD Group Finance Holdings S.A.(iii)	—	—	35,869,618	15.2%	16.3%
Canyon Capital Advisors, LLC (iv)	2,664,406	14.3%	—	—
Wellington Management Company, LLP (iv)	1,814,850	9.7%	—	—
Franklin Templeton Institutional, LLC (iv)	1,389,400	7.5%	—
Clearbridge Investments, LLC (iv)	1,372,718	7.4%	—
Private Management Group, Inc. (iv)	1,342,603	7.2%	—
T. Rowe Price Associates, Inc. (iv)	1,055,731	5.7%
Schroder Investment Management North America, Inc. (iv)	1,000,918	5.4%
Our directors and key management
Paul Coulson	*	*	—	—	*
David Matthews	*	*	—	—	*
David Wall	*	*	—	—	*
Johan Gorter	*	*	—	—	*
Brendan Dowling	*	*	—	—	*
Houghton Fry	*	*	—	—	*
Wolfgang Baertz	*	*	—	—	*
Gerald Moloney	*	*	—	—	*
Damien O'Brien	*	*	—	—	*
Herman Troskie	*	*	—	—	*
Edward White	*	*	—	—	*
John Sheehan	*	*	—	—	*
Oliver Graham	*	*	—	—	*
All directors and key management as a group	240,734	1.3%	—	—	*

(i)	Class A common shares represent 7.9% of the Group’s outstanding shares.
(ii)	ARD Finance S.A. is a 100% subsidiary of the Parent Company.
(iii)	ARD Group Finance Holdings S.A. is a 100% subsidiary of the Parent Company.

(iv)Based on most recent available public filings as of the date of filing this annual report.

*Represents beneficial ownership of less than one percent or no Class A common shares.

As a result, the Parent Company may be deemed to be the ultimate beneficial owner of the Class B common shares held by ARD Finance S.A. and ARD Group Finance Holdings S.A.. The Parent Company has approximately 370 record shareholders and a board of directors consisting of 9 directors. No shareholder is able to elect the majority of the directors or is able to exercise veto rights over the actions of the board. A company which is owned by Paul Coulson, our Chairman and Chief Executive Officer, owns approximately 25% of the ordinary shares of the Parent Company. Through its non‑controlling interest in the Yeoman group of companies, this company has an interest in a further approximate 34% of the ordinary shares of the Parent Company.

Ardagh Group S.A.

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

Registration Rights Agreement

We have entered into a Registration Rights Agreement with the Parent Company. The Registration Rights Agreement provides customary “demand,” “shelf,” and “piggyback” registration rights to eligible holders, which includes (i) the Parent Company and its subsidiaries who hold our Class B common shares; (ii) any Qualified Holder (as defined under “Item 10. B.—Memorandum and articles of association”) of Class B or Class A common shares received in the Reorganization Event; and (iii) certain Registration Rights Transferees who acquire at least 5% of the registrable securities

Ardagh Group S.A.

under the Registration Rights Agreement. The Registration Rights Agreement provides that we and the eligible holders will provide customary indemnities to one another for certain liabilities relating to such registrations.

Related Party Transactions

For additional information, see “Note 26 – Related Party Information” to the audited consolidated financial statements included elsewhere in this annual report.

There have been no materially significant related party transactions in the period since the date of approval of the financial statements included elsewhere in this annual report.

Toggle Notes

In September 2016, the Parent Company issued (i) $770 million aggregate principal amount of 7.125% / 7.875% Senior Secured Toggle Notes due 2023 (the “Dollar Toggle Notes”), and (ii) €845 million aggregate principal amount of 6.625% / 7.375% Senior Secured Toggle Notes due 2023 (the “Euro Toggle Notes”), collectively, the “Toggle Notes”. The Toggle Notes are senior obligations of the Parent Company and are not obligations of ours or our subsidiaries. However, we expect the Parent Company to direct our affairs so as to comply with the covenants.

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

(ii)is equal to or exceeds 50%, but is less than 75%, of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 50% of the then-outstanding principal amount of the Toggle Notes as Parent PIK Interest;

(iii)is equal to or exceeds 25%, but is less than 50%, of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 75% of the then outstanding principal amount of the Toggle Notes as Parent PIK Interest; or

(iv)is less than 25% of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 100% of the then-outstanding principal amount of the Toggle Notes as Parent PIK Interest.

“Cash Available for Debt Service” is defined as the amount equal to the sum (without duplication) of (i) all cash and cash equivalents held at the Parent Company, subject to certain exceptions and (ii) the maximum amount of all dividends and other distributions that would be lawfully permitted to be paid to the Parent Company, if any, for the purpose of paying cash interest by all of the Parent Company’s restricted subsidiaries after giving effect to all corporate, shareholder or other comparable actions (including fiduciary and other directors’ duties) required in order to make such payment, requirements under applicable law and all restrictions or limitations on the ability to make such dividends or distributions that are otherwise permitted by certain restrictive covenants and provisions in financing or other contractual arrangements of our subsidiaries.

At any time prior to September 15, 2019, the Parent Company may redeem the Toggle Notes at 100% of their principal amount plus accrued and unpaid interest, if any, and any other amounts payable thereon, to the dates of redemption (excluded), plus the applicable “make‑whole” redemption premium. Except as provided under the mandatory

Ardagh Group S.A.

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

If the Parent Company defaults on certain of its obligations under the Registration Rights Agreement, it will be required to pay to each holder of Toggle Notes affected thereby additional interest over and above the interest rate set forth in the title of the Toggle Notes from and including the date on which any registration default (as defined in the indenture) shall occur to and including the date immediately preceding the date on which all such registration defaults have been cured, at a rate of:

•	0.25% per annum for the first 90‑day period beginning on the day immediately following such default; and
•	an additional 0.25% per annum with respect to each subsequent 90‑day period;

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

Ardagh Group S.A.

Class B common shares (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

C.	Interests of experts and counsel

Not Applicable

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. of this annual report for consolidated financial statements.

Legal or arbitration proceedings

We become involved from time to time in various claims and lawsuits arising in the ordinary course of business, such as employee claims, disputes with our suppliers, environmental liability claims and intellectual property disputes.

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly VNA, in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit and accordingly, no provision has been recognized. Ardagh is vigorously appealing the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

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

We are a holding company incorporated in Luxembourg. We depend upon dividends paid to us by our wholly owned subsidiaries to fund the payment of dividends, if any, to our shareholders. Our ability to obtain sufficient funds through dividends from subsidiaries is limited by restrictions under the terms of the agreements governing our subsidiaries’ indebtedness, including indentures governing the Secured Notes and Senior Notes. These indentures contain standard high yield debt covenants including a restricted payment covenant.

Subject to Luxembourg Law, interim dividends may be declared by the board of directors. The annual general meeting of shareholders would in the normal course be asked to declare as final the interim dividends paid during the

Ardagh Group S.A.

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

In addition, under the terms of the indenture governing the Toggle Notes issued by the Parent Company, the Parent Company is required to (i) pay the interest due on the Toggle Notes in cash, unless it is entitled to pay interest on up to a specified percentage of the then-outstanding principal amount of the Toggle Notes as PIK Interest (defined herein), based on the amount of the Cash Available for Debt Service and, (ii) to the extent that cash interest is payable, cause us and the Parent Company’s other restricted subsidiaries (including our subsidiaries) to take all such shareholder, corporate and other actions necessary or appropriate to permit the making of any such dividends or other distribution or other form of return on capital, provided that any such shareholder and corporate and other actions would not violate applicable law and such actions would otherwise be consistent with fiduciary and directors’ duties of the relevant companies.

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

On April 26, 2017, the board of directors approved the issuance of an additional 5,263 Class A common shares within the Company’s authorized share capital. The capital increase was enacted on May 23, 2017 when our Articles were amended accordingly in order to reflect the amount of the share capital in issue of the Company.

On March 15, 2018, a duly authorized delegate of the board of directors approved the issuance of an additional 2,866 Class A common shares within the Company’s authorized share capital. On June 15, 2018, the delegate approved the issuance of an additional 3,252 Class A common shares, on September 17, 2018, the issuance of an additional 3,352 Class A common shares and on December 17, 2018,  the issuance of an additional 4,645 Class A common shares within the Company’s authorized share capital. The capital increases were enacted shortly after the respective share issuances when our Articles were amended accordingly in order to reflect the amount of the share capital in issue of the Company which is currently set at €21,956,093.78 divided into 18,649,378 Class A common shares, with a par value of €0.01 per share and 217,696,000 Class B common shares with a par value of €0.10 per share.

C.	Material contracts

Not Applicable

D.	Exchange controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under the Company’s Articles restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that restrict the payment of dividends to holders of Class A common shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles, on the right of non-Luxembourg nationals to hold or vote Class A common shares.

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

Ardagh Group S.A.

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

This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to an investor in light of such investor’s particular circumstances, including the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal gift or estate tax consequences), or the U.S. federal income tax consequences to investors subject to special treatment (such as banks or other financial institutions; insurance companies; tax‑exempt entities; regulated investment companies; real estate investment trusts; investors liable for the alternative minimum tax; U.S. expatriates; dealers in securities or currencies; traders in securities; persons that directly, indirectly or constructively own 10% or more of the Company’s equity interests; investors that will hold the Class A common shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or U.S. Holders whose functional currency is not the U.S. dollar).

In addition, the Tax Cuts and Jobs Act of 2017, which was enacted into law on December 22, 2017, includes substantial changes to the U.S. federal income taxation of individuals and businesses which became effective from January 1, 2018. Although the new law substantially decreased corporate tax rates, all of the consequences of the new law and the proposed regulations promulgated thereunder, including the unintended consequences, if any, are not yet known. For the avoidance of doubt, this discussion does not cover any implications of Code section 965 (Treatment of deferred foreign income upon transition to participation exemption system of taxation) or Code section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations).

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

Ardagh Group S.A.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company” below, distributions made on the Class A common shares (without reduction for any Luxembourg taxes withheld) generally will be included in a U.S. Holder’s gross income as ordinary income from foreign sources to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the taxable year in which the distribution is actually or constructively received. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non‑taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A common shares, and thereafter as capital gain from the disposition of our Class A common shares.

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

Ardagh Group S.A.

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

Passive Foreign Investment Company

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2018 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2019 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

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

Ardagh Group S.A.

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

Ardagh Group S.A.

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

Corporate Income Tax / Municipal Business Tax

A Luxembourg resident company is subject to corporate income tax and municipal business tax on its worldwide income at the global tax rate (including solidarity surcharge) of 26.01% in 2019 (on the basis the Company is established in Luxembourg City). In this regard, the Luxembourg government has announced an intention to decrease the corporate tax rate by 1% during 2019.

Ardagh Group S.A.

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

With effect from January 1, 2019, controlled foreign corporation (CFC) rules have been implemented in Luxembourg.  The CFC rules will apply under specific conditions, the impact being to attribute and tax undistributed profits from a low-taxed foreign subsidiary or permanent establishment at the level of its Luxembourg parent company. The CFC income will be subject to corporate income tax in Luxembourg, but not to municipal business tax.

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

Luxembourg Income Tax on Dividends and Similar Distributions

A non‑Luxembourg resident holder will not be subject to Luxembourg income taxes on dividend income and similar distributions in respect of Class A common shares in the Company unless such shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non‑Luxembourg resident holder. However, dividends and similar distributions are generally subject to Luxembourg withholding tax. We assume the non resident holder is resident in a tax treaty country. We will disregard cases where holders may be residents in a non-tax treaty country.

A Luxembourg resident individual holder will be subject to Luxembourg individual income taxes on dividend income and similar distributions in respect of Class A common shares in the Company. Luxembourg individual income tax will be levied on 50% of the gross amount of the dividends, under certain conditions, at progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income in presence of Luxembourg resident holders affiliated to the Luxembourg social security. The dependence insurance contribution on private income not exceeding €24.79 per annum is considered to be nil. The first €1,525 (or €3,050 for couples filing

Ardagh Group S.A.

jointly) of investment income (including dividends and other types of investment income) is exempt from individual income tax in Luxembourg.

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

Luxembourg Capital Gains Tax upon Disposal of Class A Common Shares

A non‑Luxembourg holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•

The holder’s Class A common shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non‑Luxembourg holder. In such case, the non‑Luxembourg holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to income tax and municipal business tax, unless the participation exemption applies; or

•

At any time within a five‑year period prior to the disposal of Class A common shares in the Company, the holder’s shares and those held by close relatives belong to a substantial shareholding of more than 10% (directly or indirectly) of the total issued share capital of the Company and the shares sold have been disposed (or deemed disposed) of within a period of six months following their acquisition or the holder of the above‑mentioned shares has been a Luxembourg resident taxpayer for more than 15 years and has become a non‑resident taxpayer less than 5 years prior to the disposal of the shares, provided no provisions of a treaty for the avoidance of double taxation can be invoked to override this domestic law result.

For non‑Luxembourg individual holders, no taxation should occur in principle in Luxembourg on the sale of Class A common shares where the individual holder is a resident of a tax treaty country.

A Luxembourg resident individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

Ardagh Group S.A.

•

If the Class A common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be taxed at ordinary income tax rates and subject to dependence insurance contribution levied at a rate of 1.4% (note that a “step up in basis” mechanism could be applicable for holders transferring their residence to Luxembourg); and

•

Provided that the Class A common shares do not represent the assets of a business, and the Luxembourg resident individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate if such shares belong to a substantial participation (i.e., a shareholder representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/registered partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to dependence insurance contribution levied at a rate of 1.4% in presence of Luxembourg resident holders affiliated to the Luxembourg social security.

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

Exemption from Luxembourg Withholding Tax—Distributions to Shareholders

Dividends and similar distributions paid to the Company’s Luxembourg and non‑Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake of at least 10% of the total issued and outstanding share capital of the Company or acquired the Company’s Class A common shares for at least €1,200,000; and (2) such qualifying shareholder has either held this qualifying stake in the capital of the Company for an uninterrupted period of at least 12 months at the time of the payment of the dividend. If the minimum 12‑month retention period is not met at the distribution date, the tax is first withheld and refunded by the Luxembourg tax authorities once the 12 months retention period is effectively met. However, based on the current practice the Luxembourg tax authorities usually accept to not levy the dividend withholding tax if a commitment to hold the qualifying shareholding for an uninterrupted period of at least 12 months is made. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU member states,

Ardagh Group S.A.

qualifying permanent establishments, capital companies resident in Switzerland subject to income tax (without benefiting from an exemption) and share capital companies fully subject to a tax corresponding to Luxembourg corporate income tax (levied on a similar taxable basis compared to what it would be in Luxembourg) that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg. Residents of countries that have concluded a treaty for avoidance of double taxation with Luxembourg might claim application of a reduced rate on or exemption from dividend withholding tax, depending on the terms of the relevant tax treaty.

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

Andorra; Armenia; Austria; Azerbaijan; Bahrain; Barbados; Belgium; Brazil; Brunei; Bulgaria; Canada; China; Croatia; Czech Republic; Cyprus; Denmark; Estonia; Finland; France; Georgia; Germany; Greece; Guernsey; Hong Kong; Hungary; Iceland; India; Indonesia; Ireland; Isle of Man; Israel; Italy; Jersey; Japan; Kazakhstan; Kosovo (not yet in force); Laos; Latvia; Liechtenstein; Lithuania; Macedonia; Malta; Malaysia; Mauritius; Mexico; Moldova; Monaco; Morocco; The Netherlands; Norway; Panama; Poland; Portugal; Qatar; Romania; Russia; Saudi Arabia; San Marino; Senegal; Serbia; Seychelles; Singapore; Slovak Republic; Slovenia; Sri Lanka; South Africa; South Korea; Spain; Sweden; Switzerland; Tajikistan; Taiwan; Thailand; Trinidad and Tobago; Tunisia; Turkey; Ukraine; United Arab Emirates; United Kingdom; United States of America; Uruguay; Uzbekistan; and Vietnam.

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

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Ardagh Group S.A.

Not applicable

H.	Documents on display

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

The SEC maintains a website at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC. For further information about us and our shares, you can also inspect our registration statement and the reports and other information that we file or furnish with the SEC on this website. Our filings with the SEC are available through the electronic data gathering, analysis and retrieval (EDGAR) system of the SEC.

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

At December 31, 2018, the Group’s external borrowings were 90.1% (2017: 91.7%) fixed with a weighted average interest rate of 5.4% (2017: 5.5%; 2016: 5.4%). The Group has related party borrowings of $nil as at December 31, 2018 (2017: $nil).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2018 a one percentage point increase in variable interest rates would increase interest payable by approximately $9 million (2017: $7 million).

Currency Exchange Risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company will continue to be the euro.

The Group operates in 22 countries, across five continents and its main currency exposure in the year ended December 31, 2018, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

Ardagh Group S.A.

As a result of the consolidated financial statements being presented in U.S dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

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

Fluctuations in the value of these currencies with respect to the Group’s euro functional currency may have a significant impact on the Group’s financial condition and results of operations. When considering the Group’s position, the Group believes that a strengthening of the euro exchange rate (the Group’s functional currency) by 1% against all other foreign currencies from the December 31, 2018 rate would decrease shareholders’ equity by approximately $2 million (2017: $4 million increase).

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

Ardagh Group S.A.

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

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. We have 60% and 55% of our energy risk covered for 2019 and 2020, respectively.

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

The credit ratings of banks and financial institutions are monitored to ensure compliance with our credit policy. Our policy is to extend credit to customers of good credit standing. Credit risk is managed on an ongoing basis by a designated team of experienced employees. Our policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meets its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2018, our ten largest customers accounted for approximately 37% of total revenue (2017: 36%; 2016: 33%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group treasury. Group treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity Risk

We are exposed to liquidity risk which arises primarily from the maturing of short‑term and long‑term debt obligations and derivative transactions. Our policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, we:

•	have committed borrowing facilities that we can access to meet liquidity needs;
•	maintain cash balances and liquid investments with highly‑rated counterparties;
•	limit the maturity of cash balances;
•	borrow the bulk of our debt needs under long term fixed rate debt securities; and
•	have internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs while maintaining sufficient headroom on our undrawn committed borrowing facilities at all times so

Ardagh Group S.A.

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

Not applicable

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

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2018. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2018 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

B.	Management’s annual report on internal control over financial reporting

Management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by IASB and includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by IASB, and that receipts and expenditures of the Company are being made only in accordance with

Ardagh Group S.A.

authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2018. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.   Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this annual report under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

C.	Attestation report of the registered public accounting firm

See the report of PricewaterhouseCoopers, an independent registered public accounting firm, included under “Item 18. Financial Statements—Report of independent registered public accounting firm.”

D.	Changes in internal control over financial reporting

Throughout 2018, we continued to make the following changes to our system of internal control over financial reporting, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting:

(i) We hired additional accounting and finance personnel with many of these additional personnel involved in the identification, documentation and design of key controls as prescribed in Section 404 of the Sarbanes-Oxley Act; and

(ii) Senior management across all functions were involved in the documentation and design of enhanced internal controls in accordance with the Company's timeline for end of 2018 compliance with Section 404 of the Sarbanes-Oxley Act.

Item 16. Reserved

Item 16A. Audit committee financial expert

 Our board of directors has determined that Edward White is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the NYSE corporate governance standards and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

Our board of directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity

Ardagh Group S.A.

requirements and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the code must be approved by our board of directors and will be promptly disclosed and posted on our website.

The code is publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our principal accountants for the years ended December 31, 2018 and December 31, 2017.

The following table sumarises the total amounts charged for professional fees rendered in those periods:

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Audit services fees	8	5
Audit-related services fees	1	2
Tax services fees	1	1
Total	10	8

Audit Services Fees

Audit services are defined as standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements,  to issue an attestation report on internal control required by Section 404 of the Sarbanes‑Oxley Act of 2002 and to issue reports on our local financial statements.

Audit-Related Services Fees

Audit-related fees include services such as auditing of non-recurring transactions, reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

 Tax Services Fees

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

Ardagh Group S.A.

 Not applicable

Item 16F. Changes in Registrant’s Certifying Accountant

 Not applicable

Item 16G. Corporate Governance

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and is a controlled company within the meaning of the NYSE corporate governance standards (pursuant to Section 303A of the NYSE’s Listed Company Manual), entitled to certain limited corporate governance exemptions. Under these NYSE standards, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;
•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

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

Item 16H. Mine Safety Disclosure

Not applicable

Part III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

See the Consolidated Financial Statements from F-1 – F-68.

Ardagh Group S.A.

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Index
1.1	Memorandum and articles of association

4.1+

Equity and Asset Purchase Agreement dated April 22, 2016 by and among Ardagh Group S.A., Ball Corporation and Rexam PLC (incorporated by reference to Exhibit 2.1 of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on February 23, 2017)

4.2+

Amendment No. 1 to the Equity and Asset Purchase Agreement dated June 9, 2016 by and among Ardagh Group S.A., Ball Corporation and Rexam PLC (incorporated by reference to Exhibit 2.2 of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on February 23, 2017)

4.3+

Amendment No. 2 to the Equity and Asset Purchase Agreement dated June 30, 2016 by and among Ardagh Group S.A., Ball Corporation and Rexam PLC (incorporated by reference to Exhibit 2.3 of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on February 23, 2017)

4.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of Amendment No. 4 to our Registration Statement on Form F-1 filed with the SEC on March 1, 2017)

4.5	Shareholder Agreement (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to our Registration Statement on Form F-1 filed with the SEC on March 1, 2017)

4.6	Indemnification Agreement (incorporated by reference to Exhibit 10.3 of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on February 23, 2017)

8.1	Subsidiaries of Ardagh Group S.A.

12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer

13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

99.1

Credit Agreement dated as of December 17, 2013 among: (i) Ardagh Holdings USA Inc. and Ardagh Packaging Finance S.A. (as Borrowers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) the Subsidiary Guarantors from time to time party thereto; (iv) the Lenders from time to time party thereto; (v) Citibank, N.A. (as Administrative Agent) and (vi) Citibank, N.A., London Branch (as Security Agent) (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.2

Indenture dated as of February 5, 2014 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iv) the Subsidiary Guarantors listed therein and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.2 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

Ardagh Group S.A.

99.3

Indenture (as supplemented to the date hereof) dated as of July 3, 2014 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.4

Indenture dated as of July 3, 2014 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.4 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.5

Indenture (as supplemented to the date hereof) dated as of May 16, 2016 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.5 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.6

Indenture (as supplemented to the date hereof) dated as of May 16, 2016 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iii) Citibank, N.A. (as U.S. Paying Agent); (iv) Ardagh Packaging Holdings Limited (as Parent Guarantor); (v) the Subsidiary Guarantors listed therein and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.6 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.7

Indenture dated as of September 16, 2016 among: (i) ARD Finance S.A. (as Issuer); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iii) Citibank, N.A. (as U.S. Paying Agent) and (vi) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.7 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.8

Indenture dated as of January 30, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.8 of Amendment No. 2 to our Registration Statement on Form F-1 filed with the SEC on February 10, 2017)

99.9

Indenture dated as of March 8, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.9 of Amendment No. 6 to our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

101	Interactive Data Files (XBRL – Related Documents)

+	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the SEC upon request.

Ardagh Group S.A.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 1, 2019

Ardagh Group S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer

Ardagh Group S.A.

Ardagh Group S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Ardagh Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ardagh Group S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

As discussed in Notes 2 and 29 to the consolidated financial statements, the Company changed the currency in which it presents its financial statements in 2018 from Euro to U.S. Dollar.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15 of Form 20-F.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and

Ardagh Group S.A.

disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers

Dublin, Ireland

February 21, 2019

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting requirements in 2017. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessors.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

					Re-presented (i)			Re-presented (i)
		Year ended December 31, 2018			Year ended December 31, 2017			Year ended December 31, 2016
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
			Note 4			Note 4			Note 4
Revenue	3	9,097	—	9,097	8,596	—	8,596	7,014	—	7,014
Cost of sales		(7,654)	(124)	(7,778)	(7,110)	(100)	(7,210)	(5,771)	(15)	(5,786)
Gross profit/(loss)		1,443	(124)	1,319	1,486	(100)	1,386	1,243	(15)	1,228
Sales, general and administration expenses		(414)	(19)	(433)	(401)	(49)	(450)	(332)	(130)	(462)
Intangible amortization and impairment	9	(265)	(186)	(451)	(264)	—	(264)	(191)	—	(191)
Operating profit/(loss)		764	(329)	435	821	(149)	672	720	(145)	575
Net finance expense	5	(463)	(22)	(485)	(517)	(132)	(649)	(497)	(97)	(594)
Profit/(loss) before tax		301	(351)	(50)	304	(281)	23	223	(242)	(19)
Income tax (charge)/credit	6	(98)	54	(44)	(98)	138	40	(104)	49	(55)
Profit/(loss) for the year		203	(297)	(94)	206	(143)	63	119	(193)	(74)

(Loss)/profit attributable to:
Equity holders				(94)			63			(74)
Non-controlling interests				—			—			—
(Loss)/profit for the year				(94)			63			(74)
(Loss)/profit per share:
Basic (loss)/profit for the year attributable to equity holders	7			$(0.40)			$0.27			$(0.37)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i) The consolidated income statements for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2018	2017	2016
	Note	$'m	$'m	$'m
			Re-presented (ii)	Re-presented (ii)
(Loss)/profit for the year		(94)	63	(74)
Other comprehensive expense
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		75	(178)	18
		75	(178)	18
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		54	(254)	54
—Movement out of reserve to income statement		(73)	258	(85)
—Movement in deferred tax		5	1	(4)
		(14)	5	(35)
Gain recognized on cost of hedging
—New fair value adjustments into reserve		15	—	—
—Movement out of reserve		(2)	—	—
		13	—	—
Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	19	11	49	(139)
—Deferred tax movement on employee benefit obligations		(1)	(6)	18
		10	43	(121)

Total other comprehensive income/(expense) for the year		84	(130)	(138)

Total comprehensive expense for the year		(10)	(67)	(212)

Attributable to:
Equity holders		(10)	(67)	(212)
Non-controlling interests		—	—	—
Total comprehensive expense for the year		(10)	(67)	(212)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(ii) The consolidated statements of comprehensive income for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2018	2017	2016	2015
	Note	$'m	$'m	$'m	$'m
			Re-presented (iii)	Re-presented (iii)	Re-presented (iii)
Non-current assets
Intangible assets	9	3,601	4,104	4,115	1,971
Property, plant and equipment	10	3,388	3,368	3,068	2,512
Derivative financial instruments	18	11	7	131	—
Deferred tax assets	12	254	221	273	194
Other non-current assets	11	24	25	21	15
		7,278	7,725	7,608	4,692
Current assets
Inventories	13	1,284	1,353	1,186	898
Trade and other receivables	14	1,053	1,274	1,227	709
Contract asset	2	160	—	—	—
Related party receivables		—	—	—	440
Derivative financial instruments	18	9	16	12	—
Cash and cash equivalents	15	530	784	813	602
		3,036	3,427	3,238	2,649
TOTAL ASSETS		10,314	11,152	10,846	7,341

Equity attributable to owners of the parent
Issued capital	16	23	23	—	—
Share premium		1,292	1,290	274	571
Capital contribution		485	485	485	—
Other reserves		45	(21)	152	169
Retained earnings		(3,355)	(3,152)	(3,093)	(2,898)
		(1,510)	(1,375)	(2,182)	(2,158)
Non-controlling interests		1	1	3	3
TOTAL EQUITY		(1,509)	(1,374)	(2,179)	(2,155)
Non-current liabilities
Borrowings	18	7,761	8,306	8,582	6,964
Employee benefit obligations	19	957	997	954	784
Derivative financial instruments	18	107	301	—	—
Deferred tax liabilities	12	543	583	732	502
Related party borrowings	20	—	—	709	—
Provisions	21	38	44	60	52
		9,406	10,231	11,037	8,302
Current liabilities
Borrowings	18	118	2	8	8
Interest payable		81	71	85	86
Derivative financial instruments	18	38	2	8	8
Trade and other payables	22	1,983	1,988	1,622	957
Income tax payable		114	162	192	83
Provisions	21	83	70	73	52
		2,417	2,295	1,988	1,194
TOTAL LIABILITIES		11,823	12,526	13,025	9,496
TOTAL EQUITY and LIABILITIES		10,314	11,152	10,846	7,341

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(iii) The consolidated statements of financial position as at December 31, 2017, 2016 and 2015 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Re-presented (iv)
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non‑
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
	Note 16	Note 16	Note 16
At January 1, 2016	—	571	—	171	(2)	—	(2,898)	(2,158)	3	(2,155)
Loss for the year	—	—	—	—	—	—	(74)	(74)	—	(74)
Other comprehensive income/(expense)	—	—	—	18	(35)	—	(121)	(138)	—	(138)
Contribution from parent	—	—	485	—	—	—	—	485	—	485
Share issuance	—	7	—	—	—	—	—	7	—	7
Reduction in share premium	—	(304)	—	—	—	—	304	—	—	—
Dividends paid (Note 25)	—	—	—	—	—	—	(304)	(304)	—	(304)
At December 31, 2016	—	274	485	189	(37)	—	(3,093)	(2,182)	3	(2,179)

At January 1, 2017	—	274	485	189	(37)	—	(3,093)	(2,182)	3	(2,179)
Profit for the year	—	—	—	—	—	—	63	63	—	63
Other comprehensive (expense)/income	—	—	—	(178)	5	—	43	(130)	—	(130)
Share re-organization (Note 16)	23	(23)	—	—	—	—	—	—	—	—
Share issuance (Note 16)	—	323	—	—	—	—	—	323	—	323
Conversion of related party loan (Note 16)	—	716	—	—	—	—	—	716	—	716
Dividends paid (Note 25)	—	—	—	—	—	—	(165)	(165)	—	(165)
Non-controlling interest in disposed business	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2017	23	1,290	485	11	(32)	—	(3,152)	(1,375)	1	(1,374)

At January 1, 2018(v)	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the year	—	—	—	—	—	—	(94)	(94)	—	(94)
Other comprehensive income/(expense)	—	—	—	75	(14)	13	10	84	—	84
Hedging gains transferred to cost of inventory	—	—	—	—	(10)	—	—	(10)	—	(10)
Share issuance	—	2	—	—	—	—	—	2	—	2
Dividends paid (Note 25)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2018	23	1,292	485	86	(72)	31	(3,355)	(1,510)	1	(1,509)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(iv)The consolidated statements of changes in equity for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in detail in Notes 2 and 29 to these consolidated financial statements.

(v) Retained earnings at January 1, 2018 have been re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”, partly offset by $7 million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve has been re-presented by $16 million, and a cost of hedging reserve has been re-presented to $18 million. Please refer to Note 2 for further details in respect of the impact of these recently adopted accounting standards.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2018	2017	2016
	Note	$'m	$'m	$'m
			Re-presented (vi)	Re-presented (vi)
Cash flows from operating activities
Cash generated from operations	23	1,376	1,523	1,225
Interest paid - excluding cumulative PIK interest paid	*	(416)	(458)	(412)
Cumulative PIK interest paid	*	—	—	(205)
Income tax paid		(105)	(103)	(93)
Net cash from operating activities		855	962	515

Cash flows from investing activities
Purchase of business net of cash acquired	24	—	—	(3,036)
Purchase of property, plant and equipment		(555)	(476)	(343)
Purchase of intangible assets		(32)	(22)	(12)
Proceeds from disposal of property, plant and equipment		12	6	4
Net cash used in investing activities		(575)	(492)	(3,387)

Cash flows from financing activities
Repayment of borrowings		(443)	(4,385)	(2,604)
Proceeds from borrowings		114	3,730	4,469
Dividends paid	25	(132)	(165)	(304)
Consideration (paid)/received on termination of derivative financial instruments	18	(44)	46	—
Deferred debt issue costs paid		(5)	(38)	(68)
Finance lease payments		(4)	—	—
Early redemption premium paid		(7)	(91)	(121)
Proceeds from share issuance		—	326	7
Proceeds from borrowings with related party		—	—	748
Contribution from parent		—	—	485
Repayment of borrowings issued to related party		—	—	441
Net cash (outflow)/inflow from financing activities		(521)	(577)	3,053

Net (decrease)/increase in cash and cash equivalents		(241)	(107)	181

Cash and cash equivalents at the beginning of the year	15	784	813	602
Exchange (losses)/gains on cash and cash equivalents		(13)	78	30
Cash and cash equivalents at the end of the year	15	530	784	813

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

*Total interest paid for the year ended December 31, 2018 is $416 million (2017: $458 million; 2016: $617 million).

(vi) The consolidated statements of cash flows for the years ended December 31, 2017 and 2016 have been re-presented to reflect the Group’s change in presentation currency from euro to U.S. dollar on January 1, 2018 as described in Notes 2 and 29 to these consolidated financial statements

Ardagh Group S.A.

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable innovative, value‑added rigid packaging solutions. The Group’s products include metal and glass containers primarily for food and beverage markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food, seafood and nutrition. Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end‑use categories.

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

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

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

Ardagh Group S.A.

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. (the “Board”) on February 20, 2019.

Recently adopted accounting standards and changes in accounting policies

IFRS 9 “Financial Instruments”

The Group adopted IFRS 9 “Financial Instruments” (“IFRS 9”) with a date of initial adoption of January 1, 2018. The guidance in IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes requirements on the classification and measurement of financial instruments, impairment of financial instruments and hedge accounting.

Since adoption, the Group has applied the changes in accounting policy as discussed below:

•

differences in the carrying amount of financial assets and liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9.

•	the determination of the business model within which the Group’s financial assets are held has been made based on the facts and circumstances that existed at the date of initial adoption.
•

all hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018, and are therefore regarded as continuing hedging relationships.

•

for non-financial assets recognized as of December 31, 2017 that are subject to hedge accounting, the Group continues to hold amounts in the hedging reserve and recycle to inventory and, subsequently, to the consolidated income statement, when the hedged non-financial asset affects the consolidated income statement.

The total impact on the Group’s retained earnings due to classification and measurement of financial instruments as at January 1, 2018 primarily related to:

1)	the application of the new expected credit loss model to trade and other receivables which resulted in a decrease in retained earnings of $4 million, net of tax.
2)

the recognition of changes in currency basis spread in the costs of hedging reserve within equity. This change has been applied for cross currency interest rate swaps (“CCIRS”) resulting in reclassifications of a gain of $4 million from retained earnings and a gain of $15 million from the cash flow hedge reserve to the cost of hedging reserve as of January 1, 2018, and a loss of $1 million from retained earnings to the cash flow hedge reserve.

Upon adoption of IFRS 9, the Group recognizes trade and other receivables without a financing component initially at transaction price and measures them at amortized cost using the effective interest rate method less any provision for impairment. A provision for impairment against specific trade receivable balances will be recognized when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables and contract assets, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information. On the date of initial application, January 1, 2018, the Group also assessed which business models apply to the financial assets held by the Group at that date. The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. At the date of initial adoption, the Group had a selling business model related to those receivables and, as such, any unsold receivables under such programs would need to be accounted for at fair value through profit or loss. There was no impact on the consolidated financial statements as of January 1, 2018, as the Group had utilized existing programs.

Ardagh Group S.A.

IFRS 15 “Revenue from contracts with customers”

The Group adopted IFRS 15, “Revenue from contracts with customers” (“IFRS 15”) effective January 1, 2018 on a modified retrospective basis, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to retained earnings as at the date of initial adoption.

The guidance in IFRS 15 replaced IAS 18, “Revenue” and IAS 11, “Construction contracts” and related interpretations. Under the guidance in IAS 18 and IAS 11, revenue from the sale of goods was recognized in the consolidated income statement when the significant risks and rewards of ownership had been transferred to the buyer, primarily on dispatch of the goods. Allowances for customer rebates were provided for in the same period as the related revenues were recorded. Revenue was presented net of such rebates as well as cash discounts and value added tax. Upon adoption of IFRS 15, revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date, therefore the Group will recognize revenue earlier for these contracts, such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods. For all other contracts, the Group will continue to recognize revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, primarily at the point of dispatch of goods.

The following is a description of the main activities from which the Group generates its revenue. For more detailed information about the reportable segments, see Note 3.

We are a leading supplier of sustainable innovative, value-added rigid packaging solutions.  The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal and glass container sectors and our target regions are Europe, North America and Brazil. We derive approximately 93% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality. Our products include metal and glass containers primarily for food and beverage markets, which are characterized by stable, consumer‑driven demand. We serve over 2,000 customers across more than 100 countries, comprised of multi‑national companies, large national and regional companies and small local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of consumer-packaged goods companies, which own some of the best-known brands in the world. We have a stable customer base with longstanding relationships and approximately two‑thirds of our sales are generated under multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver generally consistent margins.

In addition to metal containers, within the Metal Packaging Europe and Metal Packaging Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items  and can be sold separately from each other. The Glass Packaging Europe reportable segment includes Heye International, a glass engineering business, which represents 1% of the revenue of that reportable segment for the year ended December 31, 2018.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed.  As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15.  The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant

Ardagh Group S.A.

financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

 Disaggregation of revenue

Within each reportable segment our packaging containers have similar production processes and classes of customer. Further, they have similar economic characteristics, as evidenced by similar profit margins, degrees of risk and opportunities for growth. We operate in mature markets aligned with our reportable segments. The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2018:

		North	Rest of the
	Europe	America	World	Total
	$'m	$'m	$'m	$'m
Metal Packaging Europe	3,393	11	188	3,592
Metal Packaging Americas	4	1,777	406	2,187
Glass Packaging Europe	1,572	9	42	1,623
Glass Packaging North America	—	1,687	8	1,695
Group	4,969	3,484	644	9,097

Contract balances

Included in trade and other receivables is an amount of $823 million (January 1, 2018: $1,010 million) related to receivables from contracts with customers. The following table provides information about significant changes in contract assets during the year ended December 31, 2018:

Contract assets
$'m
Balance as at January 1, 2018	168
Transfers from contract assets recognized at the beginning of the year to receivables	(168)
Increases as a result of new contract assets recognized during the year	157
Other	3
Balance as at December 31, 2018	160

Impact of adoption of IFRS 15

The Group reported in its 2017 consolidated financial statements that, based on its IFRS 15 impact assessment, it had concluded that the new standard would not have a material impact on the amount of revenue recognized over the full year, when compared to the previous accounting guidance. The Group also reported that it would be required to recognize a contract asset, as opposed to inventory, as a result of the new standard with this contract asset representing revenue that would be required to be accelerated under the new guidance.

 This arises due to the fact that within our Metal Packaging Europe and Metal Packaging Americas reportable segments, we manufacture certain products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Under the new standard, in these circumstances, the Group is required to recognize revenue earlier than under previous standards and prior to dispatch of the goods. As a result, revenue recognized on a quarterly basis can be impacted by the new standard due to the seasonality in inventory build, whilst revenue recognized over the full year is not expected to be materially impacted.

The principal impact on the consolidated statement of financial position as at the adoption date of January 1, 2018 was that a contract asset of $168 million was recognized and inventory of $145 million was derecognized. As a result of

Ardagh Group S.A.

the aforementioned impact on the reported consolidated statement of financial position, deferred tax liabilities increased by $4 million. There was no impact on the reported consolidated statement of cash flows.

 There is no material impact on revenue, operating profit or profit for the year in the reported consolidated income statement for the year ended December 31, 2018. The principal impact on the reported consolidated statement of financial position as at the reporting date is that a contract asset of $160 million has been recognized, whilst inventory of $138 million has been derecognized. As a result of the aforementioned impact on the reported consolidated statement of financial position, deferred tax liabilities increased by $3 million. There has been no impact on the reported consolidated statement of cash flows.

Change in presentation currency

With effect from January 1, 2018, the Group changed the currency in which it presents its consolidated financial statements from euro to U.S. dollar. This was principally as a result of the board of directors’ assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance to our peers following the Group’s IPO on the NYSE.

The change in accounting policy impacts all financial statement line items, whereby amounts previously reported in euro have been re-presented in U.S. dollar. To illustrate the effect of the re-presentation the previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 have been set out in Note 29.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2018 have been assessed by the Directors and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2018 are currently relevant for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements and disclosures is on-going and is set out below.

IFRS 16, ‘Leases’ is effective for annual periods beginning on or after January 1, 2019 and sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity.

IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations, and will result in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position.

The Group has completed an assessment of the impact IFRS 16, involving the establishment of a cross-functional project team to implement the new standard from January 1, 2019. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption.

The Group will adopt IFRS 16 by applying the modified retrospective approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied, and avail of the practical expedient to combine lease and non-lease components.

Ardagh Group S.A.

We expect that the adoption of IFRS 16 will have a significant impact on our consolidated statement of financial position and consolidated statement of cash flows as follows:

•	an increase in non-current assets due to the recognition of right-of-use assets in the range of $275 million to $300 million;
•	an increase in financial liabilities as lease liabilities are recognized based on the new treatment in the range of $325 million to $350 million; and
•

cash generated from operations is expected to increase due to certain lease expenses no longer being recognized as operating cash outflows, however this is expected to be offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 will also have an impact on the consolidated income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement. The application of the new standard will decrease both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in underlying Adjusted EBITDA, but this will be largely offset by corresponding increases in depreciation and finance expenses, and hence the expected impact on the Group’s profit/(loss) for the year will not be material.

The operating lease cost for the year ended December 31, 2018 is set out in Note 10 and it is the Group’s expectation that a significant portion of those operating lease costs in the range of $70 million to $80 million will be reclassified in the consolidated income statement upon adoption of IFRS 16, subject to changes in exchange rates when compared to the euro functional currency.

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

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency as set out above.

(ii)	Foreign currency transactions

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

(iii)	Financial statements of foreign operations

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

Ardagh Group S.A.

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

Ardagh Group S.A.

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

Ardagh Group S.A.

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

Ardagh Group S.A.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non‑derivative financial instruments

Non‑derivative financial instruments comprise trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Non‑derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non‑derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Effective January 1, 2018 on adoption of IFRS 9

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. A provision for impairment of specific trade receivables is recognized when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. For all other trade receivables, the Group will use an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

Effective prior to adoption of IFRS 9 on January 1, 2018

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

The Group has entered into securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Contract assets – effective January 1, 2018 on adoption of IFRS 15

Contract assets represent revenue required to be accelerated or recognized over time based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognized when there is evidence that the revenue recognized will not be recoverable. The provision is measured based on an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

Ardagh Group S.A.

(iv)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and call deposits held with banks and restricted cash. Cash and cash equivalents are carried at amortized cost.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are reclassified to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement

Ardagh Group S.A.

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

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. Changes in the fair value of dervatives relating to the cost of hedging are recognized in other comprehensive income.

The gain or loss relating to the effective portion of derivatives with fair value hedge accounting is recognized in the consolidated income statement within “net finance expense”. The gain or loss relating to the ineffective portion is also recognized in the consolidated income statement within “net finance expense”. If a hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortized to profit or loss over the period to maturity.

When a hedging instrument expires or is sold, or when a fair value hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

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

Ardagh Group S.A.

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

In a number of countries, the Group pays lump sums to employees leaving service. These arrangements are accounted for in the same manner as defined benefit pension plans.

(iv)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post‑retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the

Ardagh Group S.A.

obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

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

Revenue recognition

Effective January 1, 2018 on adoption of IFRS 15

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Therefore, the Group will recognize revenue over time as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates, cash discounts and value added taxes.

Effective prior to adoption of IFRS 15 on January 1, 2018

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

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairment of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Ardagh Group S.A.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Ardagh Group S.A.

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

(i)	Estimated impairment of goodwill and other long lived assets

In accordance with IAS 36 “Impairment of assets” (“IAS 36”), the Group tests whether goodwill and other long lived assets have suffered any impairment in accordance with the accounting policies stated. The determination of the recoverable amounts of goodwill requires the use of estimates as outlined in Note 9. The Group’s judgments relating to the impairment of goodwill and other long lived assets are included in Notes 9 and 10.

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

(iv)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 19.

(v)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in our judgment need to be disclosed by virtue of their size, nature or incidence.

Ardagh Group S.A.

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

(vi)	Revenue recognition

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The determination of goods or contracts having no alternative use and the enforceable right to payment involves and relies upon management judgment, and can result in the Group accelerating the recognition of revenue over time as the Group satisfies the contractual performance obligations for those contracts.

(vii)	Business combinations and goodwill

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

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, contract assets, trade and other receivables and cash and cash equivalents. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Ardagh Group S.A.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit for the year	(94)	63	(74)
Income tax charge/(credit) (Note 6)	44	(40)	55
Net finance expense (Note 5)	485	649	594
Depreciation and amortization (Notes 9, 10)	714	687	561
Exceptional operating items (Note 4)	329	149	145
Adjusted EBITDA	1,478	1,508	1,281

The segment results for the year ended December 31, 2018 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	3,592	2,187	1,623	1,695	9,097
Adjusted EBITDA	565	298	358	257	1,478
Capital expenditure	202	88	151	134	575
Segment assets	4,236	1,965	1,916	2,197	10,314

The segment results for the year ended December 31, 2017 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	3,339	1,931	1,549	1,777	8,596
Adjusted EBITDA	554	265	340	349	1,508
Capital expenditure	176	80	110	126	492
Segment assets	4,485	1,858	2,187	2,622	11,152

The segment results for the year ended December 31, 2016 are:

	Metal	Metal	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	2,470	1,168	1,541	1,835	7,014
Adjusted EBITDA	404	154	328	395	1,281
Capital expenditure	80	39	99	133	351
Segment assets	4,159	1,934	1,998	2,755	10,846

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

No customer accounted for greater than 10% of total revenue in 2018 (2017: none; 2016: none).

Ardagh Group S.A.

Total revenue and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
	2018	2017	2016
Revenue	$'m	$'m	$'m
U.S.	3,358	3,261	2,695
United Kingdom	969	879	801
Germany	890	801	726

	At December 31,
	2018	2017
Non-current assets	$'m	$'m
U.S.	2,190	2,218
Germany	847	1,025
United Kingdom	659	676

The revenue above is attributed to countries on a destination basis.

The Company is domiciled in Luxembourg. During the year the Group had revenues of $4 million (2017: $3 million, 2016: $2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were $nil (2017: $nil).

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
Ardagh Group S.A.

4. Exceptional items

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Impairment - property, plant and equipment	11	54	9
Restructuring and other costs	57	38	15
Start-up related costs	48	8	5
Non-cash inventory adjustment	—	—	10
Past service cost/(credit)	8	—	(24)
Exceptional items - cost of sales	124	100	15
Transaction-related costs - acquisition, integration and IPO	19	49	128
Restructuring and other costs	—	—	2
Exceptional items - SGA expenses	19	49	130
Impairment - goodwill	186	—	—
Exceptional items - impairment of intangible assets	186	—	—
Debt refinancing and settlement costs	16	117	157
Loss on derivative financial instruments	6	15	11
Interest payable on acquisition notes	—	—	17
Exceptional items - finance expense	22	132	185
Exceptional gain on derivative financial instruments	—	—	(88)
Exceptional items - finance income	—	—	(88)
Total exceptional items	351	281	242

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2018

Exceptional items of $351 million have been recognized for the year ending December 31, 2018, primarily comprising:

•

$116 million related to the Group’s capacity realignment programs, including restructuring costs ($57 million),  start-up related costs ($48 million), and property, plant and equipment impairment charges ($11 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Packaging Europe ($27 million), Metal Packaging Americas ($6 million) and Glass Packaging Europe ($5 million).

•	$8 million pension service cost recognized in Metal Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization (Note 19).
•	$19 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•	$186 million impairment of goodwill in Glass Packaging North America.
•

$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.

Ardagh Group S.A.

2017

Exceptional items of $281 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$100 million related to the Group’s capacity realignment programs, including restructuring costs ($38 million),   start-up related costs ($8 million) and property, plant and equipment impairment charges ($54 million). These costs were incurred in Glass Packaging North America ($43 million), Metal Packaging Europe ($54 million) and Metal Packaging Americas ($3 million).

•	$49 million transaction related costs, primarily comprised of costs directly attributable to the Beverage Can Acquisition and integration of this business and other IPO and transaction related costs.
•

$117 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January, March, April, June, and August 2017, principally comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs and issue discounts.

•

$15 million exceptional loss on the termination in June 2017, of $500 million of the Group’s U.S. dollar to British pound CCIRS, of which $12 million relates to cumulative losses recycled from other comprehensive income.

2016

Exceptional items of $242 million have been recognized in the year ended December 31, 2016, primarily comprising:

•

$31 million related to the Group’s capacity realignment programs, including restructuring costs ($15 million), start-up related costs ($5 million) and property, plant and equipment  impairment charges ($9 million). These costs were principally incurred in Glass Packaging North America ($5 million), Metal Packaging Europe ($15 million) and Metal Packaging Americas ($11 million).

•	$24 million pension service credit in Glass Packaging North America, following the amendment of certain defined benefit pension schemes during the period.
•	$128 million transaction-related costs attributable primarily to the IPO and Beverage Can Acquisition.
•

$157 million debt refinancing and settlement costs related to the notes repaid in May, September, and November 2016 including premiums payable on the early redemption of the notes, accelerated amortization of deferred finance costs, debt issuance premium and discounts and interest charges incurred in lieu of notice.

•	The $11 million exceptional loss on derivative financial instruments relating to hedge ineffectiveness on the Group’s CCIRS.
•	$17 million net interest charged in respect of notes held in escrow for the period between their issuance and the completion of the Beverage Can Acquisition.
•

$88 million exceptional gain on derivative financial instruments relating to the gain on fair value of the CCIRS which were entered into during the second quarter and for which hedge accounting had not been applied until the third quarter.

Ardagh Group S.A.

5. Finance income and expense

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Senior secured and senior notes	421	431	460
Other interest expense	24	6	7
Term loan	—	5	30
Interest expense	445	442	497
Net pension interest cost (Note 19)	21	24	28
Foreign currency translation losses/(gains)	7	24	(23)
(Gain)/loss on derivative financial instruments	(10)	28	—
Other finance income	—	(1)	(5)
Finance expense before exceptional items	463	517	497
Exceptional finance expense (Note 4)	22	132	185
Total finance expense	485	649	682
Exceptional finance income (Note 4)	—	—	(88)
Net finance expense	485	649	594

6. Income tax

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Current tax:
Current tax for the year	103	99	69
Adjustments in respect of prior years	6	1	(20)
Total current tax	109	100	49
Deferred tax:
Deferred tax for the year	(58)	(134)	(11)
Adjustments in respect of prior years	(7)	(6)	17
Total deferred tax	(65)	(140)	6
Income tax charge/(credit)	44	(40)	55

Reconciliation of income tax charge/(credit) and the (loss)/profit before tax multiplied by the Group’s domestic tax rate for 2018, 2017 and 2016 is as follows:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit before tax	(50)	23	(19)
(Loss)/profit before tax multiplied by the standard rate of Luxembourg corporation tax: 26.01% (2017: 27.08%; 2016: 29.22%)	(13)	6	(6)
Tax losses for which no deferred income tax asset was recognized	1	—	1
Re-measurement of deferred taxes	(4)	(79)	(6)
Adjustment in respect of prior years	(1)	(5)	(3)
Income subject to state and other local income taxes	18	17	10
Income taxed at rates other than standard tax rates	6	(19)	21
Non-deductible items	31	31	41
Other	6	9	(3)
Income tax charge/(credit)	44	(40)	55

Ardagh Group S.A.

The total income tax charge/(credit) outlined above for each year includes tax credits of $54 million in 2018 (2017: $138 million; 2016: $49 million) in respect of exceptional items, being the tax effect of the items set out in Note 4. The $138 million exceptional income tax credit recognized in the year ended December 31, 2017 includes a credit of $78 million on remeasurement of deferred tax positions following the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America.

On December 22, 2017, the TCJA was signed into US law. On re-measurement of Ardagh Group’s deferred tax positions following the enactment of the TCJA, a one-time non-cash benefit of $78 million was recorded to the income statement.  This credit reflects a reduction in Ardagh Group’s US net deferred tax liability due to the reduction in the US federal corporate tax rate, which will apply when the existing temporary differences reverse, from the existing rate of 35% to 21% with effect from January 1, 2018. The additional tax credit on re-measurement of deferred tax positions of $1 million is attributable to the progressive reduction in the French corporate income tax rate, which will apply when the existing temporary differences reverse, from 28% to 25%.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg and income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 26.01% rate) on earnings.

7. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the (loss)/profit for the year attributable to equity holders by the weighted average number of common shares outstanding during the year.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS computations:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit attributable to equity holders	(94)	63	(74)

	2018	2017	2016
Weighted average number of common shares for basic EPS (millions of shares)	236.3	229.6	202.0
(Loss)/profit per share	$(0.40)	$0.27	$(0.37)

The weighted average number of company shares at December 31, 2016 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in Note 16 (i). Please refer to Note 16 for details of transactions involving ordinary shares for the years ended December 31, 2018 and 2017.

There have been no transactions involving common shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

Ardagh Group S.A.

8. Employee costs

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Wages and salaries	1,305	1,345	1,190
Social security costs	228	209	167
Defined benefit plan pension costs (Note 19)	46	46	46
Defined benefit past service credit (Note 19)	(3)	(10)	(43)
Defined contribution plan pension costs (Note 19)	44	35	34
	1,620	1,625	1,394

	At December 31,
Employees	2018	2017	2016
Production	20,619	20,793	20,823
Administration	2,808	2,698	2,711
	23,427	23,491	23,534

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Cost
At January 1, 2017	2,088	2,258	234	64	4,644
Additions	—	—	5	16	21
Derecognition of fully amortized assets	—	(42)	—	—	(42)
Exchange	113	139	12	8	272
At December 31, 2017	2,201	2,355	251	88	4,895
Amortization
At January 1, 2017		(399)	(87)	(43)	(529)
Charge for the year		(225)	(31)	(8)	(264)
Derecognition of fully amortized assets		42	—	—	42
Exchange		(25)	(8)	(7)	(40)
At December 31, 2017		(607)	(126)	(58)	(791)
Net book value
At December 31, 2017	2,201	1,748	125	30	4,104
Cost
At January 1, 2018	2,201	2,355	251	88	4,895
Additions	—	—	12	25	37
Impairment	(186)	—	—	—	(186)
Exchange	(45)	(55)	(8)	(3)	(111)
At December 31, 2018	1,970	2,300	255	110	4,635
Amortization
At January 1, 2018		(607)	(126)	(58)	(791)
Charge for the year		(227)	(30)	(8)	(265)
Exchange		17	3	2	22
At December 31, 2018		(817)	(153)	(64)	(1,034)
Net book value
At December 31, 2018	1,970	1,483	102	46	3,601

Ardagh Group S.A.

An impairment charge of $186 million, before the impact of deferred tax, was recognized in the year ended December 31, 2018 in respect of the goodwill in Glass Packaging North America as a result of the impairment testing performed. The impairment charge primarily arises as a result of a challenging market backdrop of continuing reductions in demand and volumes of glass packaging for domestically-produced mass beer brands as a result of the growth in consumption of imported beer. The decline in mass beer continues and the Group has undertaken a comprehensive review of our capacity, transportation, logistics and supply chain and implemented measures to improve future performance in order to ensure that the business once again performs in line with our expectations. These actions included the recalibration of our production capacity through addressing the overcapacity in beer and establishing additional capacity for wine and food.

In the year ended December 31, 2017, an intangible asset relating to an acquired customer relationship in Glass Packaging North America was derecognized. This asset had reached the end of its estimated useful life and had a net book value of $nil at the date of derecognition.

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

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated, is set out below:

	At December 31,
	2018	2017
	$'m	$'m
Metal Packaging Europe - excluding the Beverage Can Business ('Metal Europe')	305	320
Metal Packaging Americas - excluding the Beverage Can Business ('Metal Americas')	29	29
Metal Packaging Europe - Beverage Can Business ('Beverage Europe')	577	604
Metal Packaging Americas - Beverage Can Business ('Beverage Americas')	437	437
Glass Packaging Europe	62	65
Glass Packaging North America	560	746
Total Goodwill	1,970	2,201

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group uses both the VIU model and the fair value less costs to sell (“FVLCTS”) model to establish the higher of the recoverable amount.

Ardagh Group S.A.

Value in use

The VIU model used the 2019 budget approved by the Board and a two year forecast for 2020 to 2021 (2017: one‑year budget). The budget and forecast results were then extended for a further two‑year period (2017: four‑year period) making certain assumptions including that long-term capital expenditure equals depreciation and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long-term growth in line with long-term inflation.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation and working capital.

The discount rate applied to cash flows in the VIU model was estimated using our weighted average cost of capital as determined by the Capital Asset Pricing Model with regard to the risks associated with the cash flows being considered (country, market and specific risks of the asset).

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

Under the VIU model, there was an indicator of impairment identified in the Glass Packaging North America CGU when the discounted future cash flows were compared to the carrying amount of the Glass Packaging North America CGU. Consequently, a FVLCTS calculation was performed to establish the higher of the recoverable amount when compared to the VIU model for Glass Packaging North America at December, 31 2018. See below for details of results of the FVLCTS calculation.

For all remaining CGUs, a sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

Fair value less costs to sell

The FVLCTS calculation for the Glass Packaging North America CGU used the 2019 projected Adjusted EBITDA multiplied by an earnings multiple of 6.7x, based on comparable market transactions, and adjusted for selling costs. The fair value measurement was considered a Level 3 fair value based on certain unobservable pricing inputs. The FVLCTS calculation resulted in a higher recoverable amount than the VIU model.  The recoverable amount was then compared to the carrying value of the Glass Packaging North America CGU, resulting in the recognition of an impairment charge of $186 million (before the impact of deferred tax) on goodwill allocated to Glass Packaging North America in the year ended December 31, 2018.

A sensitivity analysis was performed on the FVLCTS calculation by increasing and decreasing the earnings multiple and the 2019 projected Adjusted EBITDA by 50 basis points respectively. The results of the sensitivitiy analysis does not have a material impact on the impairment charge recognized in the year end December 31, 2018.

Ardagh Group S.A.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

						Glass
					Glass	Packaging
	Metal	Metal	Beverage	Beverage	Packaging	North
	Europe	Americas	Europe	Americas	Europe	America
	$'m/%	$'m/%	$'m/%	$'m/%	$'m/%	$'m/%
2018
Carrying amount of goodwill	305	29	577	437	62	560
Excess of recoverable amount	1,672	299	1,673	1,085	2,222	N/A
Pre-tax discount rate applied	7.6	9.7	6.7	9.6	8.5	N/A
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	N/A
2017
Carrying amount of goodwill	320	29	604	437	65	746
Excess of recoverable amount	3,104	451	1,650	786	2,907	859
Pre-tax discount rate applied	7.3	8.3	7.4	9.6	8.2	9.1
Growth rate for terminal value	1.5	1.5	1.5	1.5	1.5	1.5

Ardagh Group S.A.

10. Property, plant and equipment

		Plant,	Office
	Land and	machinery	equipment
	buildings	and other	and vehicles	Total
	$'m	$'m	$'m	$'m
Cost
At January 1, 2017	983	3,541	64	4,588
Additions	8	508	6	522
Impairment (Note 4)	—	(54)	—	(54)
Disposals	(4)	(160)	(10)	(174)
Transfers	11	(9)	7	9
Exchange	96	316	4	416
At December 31, 2017	1,094	4,142	71	5,307
Depreciation
At January 1, 2017	(200)	(1,295)	(25)	(1,520)
Charge for the year	(35)	(378)	(10)	(423)
Disposals	2	156	10	168
Transfers	1	(2)	1	—
Exchange	(26)	(137)	(1)	(164)
At December 31, 2017	(258)	(1,656)	(25)	(1,939)
Net book value
At December 31, 2017	836	2,486	46	3,368
Cost
At January 1, 2018	1,094	4,142	71	5,307
Additions	15	539	37	591
Impairment (Note 4)	—	(11)	—	(11)
Disposals	(16)	(190)	(11)	(217)
Transfers	—	—	5	5
Exchange	(49)	(182)	(8)	(239)
At December 31, 2018	1,044	4,298	94	5,436
Depreciation
At January 1, 2018	(258)	(1,656)	(25)	(1,939)
Charge for the year	(37)	(388)	(24)	(449)
Disposals	10	187	9	206
Exchange	21	107	6	134
At December 31, 2018	(264)	(1,750)	(34)	(2,048)
Net book value
At December 31, 2018	780	2,548	60	3,388

Depreciation expense of $440 million (2017: $415 million; 2016: $363 million) has been charged in cost of sales and $9 million (2017: $8 million; 2016: $6 million) in sales, general and administration expenses.

Transfers primarily relate to the reclassification of construction in progress to the applicable classification within property, plant and equipment and the reclassification of certain consumables with an estimated useful life of greater than one year, from inventory to property, plant and equipment. Construction in progress at December 31, 2018 was $254 million (2017: $241 million).

Included in property, plant and equipment is an amount for land of $213 million (2017: $225 million).

Ardagh Group S.A.

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2017: $nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2018 in accordance with IAS 36. In the year ended December 31, 2018 an impairment charge of $11 million (2017: $54 million) has been recognized, of which $4 million (2017: $38 million) relates to the impairment of plant and machinery in Glass Packaging North America, $5 million (2017: $nil) relates to the impairment of plant and machinery in Metal Packaging Americas, and $2 million (2017: $16 million) relates to the impairment of plant and machinery in Metal Packaging Europe, arising principally from capacity realignment programs.

Finance leases

The depreciation charge for capitalized leased assets was $5 million (2017: $1 million; 2016: $1 million) and the related finance charges were $2 million (2017: $nil; 2016: $nil). The net carrying amount is $36 million (2017: $12 million).

Operating lease commitments

During the year, the expense in respect of operating lease commitments was as follows:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
		Re-presented	Re-presented
Plant and machinery	22	21	20
Land and buildings	51	38	34
Office equipment and vehicles	17	9	9
	90	68	63

At December 31, the Group had total commitments under non‑cancellable operating leases which expire:

	At December 31,
	2018	2017	2016
	$'m	$'m	$'m
		Re-presented	Re-presented
Not later than one year	67	64	59
Later than one year and not later than five years	150	132	123
Later than five years	147	106	98
	364	302	280

Ardagh Group S.A.

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2018	2017	2016
	$'m	$'m	$'m
Contracted for	118	101	116
Not contracted for	76	14	20
	194	115	136

11. Other non‑current assets

At December 31, 2018 other non‑current assets of $24 million (2017: $25 million) include $9 million (2017: $10 million) relating to the Group’s investment in its joint ventures.

12. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$'m	$'m	$'m
At January 1, 2017	469	(928)	(459)
(Charged)/credited to the income statement (Note 6)	(67)	207	140
(Charged)/credited to other comprehensive income	(6)	1	(5)
Reclassification	4	(4)	—
Exchange	28	(66)	(38)
At December 31, 2017	428	(790)	(362)
Credited to the income statement (Note 6)	36	29	65
Credited/(charged) to other comprehensive income	7	(3)	4
Reclassification	(36)	36	—
Exchange	(3)	7	4
At December 31, 2018	432	(721)	(289)

Ardagh Group S.A.

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2018	2017
	$'m	$'m
Tax losses	49	34
Employee benefit obligations	179	187
Depreciation timing differences	83	90
Provisions	69	70
Other	52	47
	432	428
Available for offset	(178)	(207)
Deferred tax assets	254	221
Intangible assets	(344)	(395)
Accelerated depreciation and other fair value adjustments	(343)	(369)
Other	(34)	(26)
	(721)	(790)
Available for offset	178	207
Deferred tax liabilities	(543)	(583)

The tax credit/(charge) recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Tax losses	18	(2)	(3)
Employee benefit obligations	3	(21)	(13)
Depreciation timing differences	4	(6)	(13)
Provisions	(1)	(26)	—
Other deferred tax assets	12	(12)	(17)
Intangible assets	52	155	42
Accelerated depreciation and other fair value adjustments	(20)	29	7
Other deferred tax liabilities	(3)	23	(9)
	65	140	(6)

Deferred tax assets are only recognized on tax loss carry‑forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $32 million (2017: $62 million) in respect of tax losses amounting to $145 million (2017: $373 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization. In addition, the Group did not recognize deferred tax assets of $51  million (2017: $50 million) in respect of capital losses amounting to $243 million (2017: $239 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

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

Ardagh Group S.A.

13. Inventories

	At December 31,
	2018	2017
	$'m	$'m
Raw materials and consumables	389	369
Mold parts	51	52
Work-in-progress	114	85
Finished goods	730	847
	1,284	1,353

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (Note 18). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2018 was not material.

At December 31, 2018, the hedging gain included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold, is not material.

14. Trade and other receivables

	At December 31,
	2018	2017
	$'m	$'m
Trade receivables	823	1,015
Other receivables and prepayments	230	259
	1,053	1,274

The fair values of trade and other receivables approximate the amounts shown above. Movements on the provision for impairment of trade receivables are as follows:

	2018	2017	2016
	$'m	$'m	$'m
At January 1, as reported	23	15	15
Impact of adoption of IFRS 9 on January 1, 2018	(4)	—	—
At January 1,	19	15	15
Provision for receivables impairment	2	6	1
Receivables written off during the year as uncollectible	(3)	—	(1)
Exchange	(1)	2	—
At December 31,	17	23	15

The majority of the provision above relates to balances which are more than six months past due. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers.

Ardagh Group S.A.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

As of December 31, 2018, trade receivables of $68 million (2017: $62 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2018	2017
	$'m	$'m
Up to three months past due	56	46
Three to six months past due	5	5
Over six months past due	7	11
	68	62

15. Cash and cash equivalents

	At December 31,
	2018	2017
	$'m	$'m
Cash at bank and in hand	494	641
Short term bank deposits	26	130
Restricted cash	10	13
	530	784

Within cash and cash equivalents, the Group had $10 million of restricted cash at December 31, 2018 (2017: $13 million), which includes bank guarantees in the United States and early retirement plans in Germany.

16. Issued capital and reserves

Share capital

Issued and fully paid shares:

At December 31, 2017 and 2018		Number of shares (millions)	$'m
- Class A common shares (par value €0.01)	(ii)	18.6	—
- Class B common shares (par value €0.10)	(i)	217.7	23
		236.3	23

2018

There were no material share transactions in the year ended December 31, 2018.

Ardagh Group S.A.

2017

(i)	Share reorganization

In March 2017, the Company completed a reorganization of its capital structure. The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued, on a pro rata basis, 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its $716 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii)	Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were $323 million, after deducting underwriting discounts of $21 million and estimated directly attributable transaction costs of $10 million.

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

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA consists of profit/(loss) before income tax (credit)/charge, net finance expense, depreciation and amortization and exceptional operating items. As at December 31, 2018 the ratio for the Group was 5.0x (2017: 5.2x; 2016: 6.0x).

Ardagh Group S.A.

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2018, the Group’s external borrowings were 90.1% (2017: 91.7%) fixed with a weighted average interest rate of 5.4% (2017: 5.5%; 2016: 5.4%). The weighted average interest rate of the Group for the year ended December 31, 2018 was 5.0% (2017: 4.9%; 2016 5.2%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2018 a one percentage point increase in variable interest rates would increase interest payable by approximately $9 million (2017: $7 million).

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company will continue to be the euro.

The Group operates in 22 countries, across five continents and its main currency exposure in the year to December 31, 2018, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

As a result of the consolidated financial statements being presented in U.S dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. When considering the Group’s position, the Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2018 rate would decrease shareholders’ equity by approximately $2 million (2017: $4 million decrease).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Packaging Europe and Metal Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. In contrast, the hedging market for steel, and in particular that for coking coal, is a relatively new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market. The majority of our steel purchases are obtained under one-year contracts with

Ardagh Group S.A.

prices that are usually fixed in advance. When such contracts are renewed in the future, our steel costs under such contracts will be subject to prevailing global steel and/or tinplate prices at the time of renewal, which may be different from historical prices. Furthermore, the relative price of oil and its by‑products may materially impact our business, affecting our transport, lacquer and ink costs.

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

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. As at December 31, 2018, we have 60% and 55% of our energy risk covered for 2019 and 2020, respectively.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the Group’s customers, including outstanding receivables. Group policy is to place excess liquidity on deposit, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit

Ardagh Group S.A.

limits is regularly monitored. Management does not expect any significant counterparty to fail to meets its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2018, the Group’s ten largest customers accounted for approximately 37% of total revenues (2017: 36%; 2016: 33%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;
•	limits the maturity of cash balances;
•	borrows the bulk of its debt needs under long term fixed rate debt securities; and
•	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

Ardagh Group S.A.

18. Financial assets and liabilities

The Group’s net external debt was as follows:

	At December 31,
	2018	2017
	$'m	$'m
Loan notes	7,737	8,296
Other borrowings	142	12
Total borrowings	7,879	8,308
Cash and cash equivalents	(530)	(784)
Derivative financial instruments used to hedge foreign currency and interest rate risk	113	301
Net debt	7,462	7,825

The Group’s net borrowings of $7,879 million (2017: $8,308 million) are classified as non-current liabilities of $7,761 million (2017: $8,306 million) and current liabilities of $118 million (2017: $2 million) in the consolidated statement of financial position at December 31, 2018.

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	—	100	639
Finance Lease Obligations	USD/GBP/EUR	—		Amortizing	—	36	—
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	—	15	1
Total borrowings / undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						7,462	1,170

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
Ardagh Group S.A.

At December 31, 2017, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	899	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	528	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	541	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,696	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	899	—
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	440	—
Global Asset Based Loan Facility	USD	813	07-Dec-22	Revolving	—	—	813
Finance Lease Obligations	GBP/EUR			Amortizing	7	8	—
Other borrowings/credit lines	EUR	4	Rolling	Amortizing	3	4	1
Total borrowings / undrawn facilities						8,380	814
Deferred debt issue costs and bond premium						(72)	—
Net borrowings / undrawn facilities						8,308	814
Cash and cash equivalents						(784)	784
Derivative financial instruments used to hedge foreign currency and interest rate risk						301	—
Net debt / available liquidity						7,825	1,598

The following table summarizes the Group’s movement in net debt:

	2018	2017
	$'m	$'m
Net decrease/(increase) in cash and cash equivalents per consolidated statement of cash flows	254	(30)
(Decrease)/increase in net borrowings and derivative financial instruments	(617)	209
(Decrease)/increase in net debt	(363)	179
Net debt at January 1,	7,825	7,646
Net debt at December 31,	7,462	7,825

The decrease in net borrowings and derivative financial instruments includes proceeds from borrowings of $0.1 billion (2017: $3.7 billion), repayments of borrowings of $0.4 billion (2017: $4.4 billion), a fair value gain on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.2 billion (2017: loss of $0.4 billion) which offsets foreign exchange loss on borrowings of $0.2 billion (2017: gain of $0.4 billion), resulting in a net foreign exchange loss on borrowings impacting net debt of $nil (2017: gain of $0.8 billion).

Ardagh Group S.A.

The maturity profile of the Group’s borrowings is as follows:

	At December 31,
	2018	2017
	$'m	$'m
Within one year or on demand	118	2
Between one and two years	4	1
Between two and five years	2,213	1,154
Greater than five years	5,544	7,151
	7,879	8,308

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2018	$'m	$'m	$'m
Within one year or on demand	541	38	1,983
Between one and two years	429	2	—
Between two and five years	3,431	105	—
Greater than five years	5,845	—	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2017	$'m	$'m	$'m
Within one year or on demand	456	2	1,988
Between one and two years	455	84	—
Between two and five years	2,480	66	—
Greater than five years	7,877	151	—

The carrying amount and fair value of the Group’s borrowings are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2018	$'m	$'m	$'m	$'m
Loan notes	7,784	(46)	7,738	7,563
Global Asset Based Loan Facility and other borrowings	115	(10)	105	115
Finance leases	36	—	36	36
	7,935	(56)	7,879	7,714

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2017	$'m	$'m	$'m	$'m
Loan notes	8,368	(72)	8,296	8,796
Global Asset Based Loan Facility and other borrowings	4	—	4	8
Finance leases	8	—	8	4
	8,380	(72)	8,308	8,808

Ardagh Group S.A.

Financing activity

2018

On July 31, 2018, the Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash-on-hand and available liquidity, drawing from the Group’s Global Asset Based Loan Facility.

As at December 31, 2018, the Group had $639 million available under the Global Asset Based Loan Facility.

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

On December 7, 2017, the Group closed a committed five year $850 million Global Asset Based Loan facility. This facility, secured by trade receivables and inventories, replaced the HSBC Securitization Program and the Bank of America Facility. It provides funding for working capital and general corporate purposes. On December 31, 2017, the Group had $813 million available under this facility.

Ardagh Group S.A.

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2018			2017
	USD	EUR	GBP	USD	EUR	GBP
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	2.92%	—
4.625% Senior Secured Notes due 2023	5.16%	—	—	5.16%	—	—
4.125% Senior Secured Notes due 2023	—	4.63%	—	—	4.63%	—
4.250% Senior Secured Notes due 2022	4.51%	—	—	4.51%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	4.99%
6.000% Senior Notes due 2025	6.14%	—	—	6.14%	—	—
7.250% Senior Notes due 2024	7.72%	—	—	7.72%	—	—
6.750% Senior Notes due 2024	—	7.00%	—	—	7.00%	—
6.000% Senior Notes due 2021	—	—	—	6.38%	—	—
Finance Lease Obligation	6.45%	—	—	—	—	—

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2018	2017
	$'m	$'m
Euro	2,221	2,319
U.S. dollar	5,149	5,452
British pound	509	537
	7,879	8,308

The Group has the following undrawn borrowing facilities:

	At December 31,
	2018	2017
	$'m	$'m
Expiring within one year	1	1
Expiring beyond one year	639	813
	640	814

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
(ii)

Global Asset Based Loan facility and other borrowings - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

(iii)	Finance leases - The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(iv)	CCIRS - The fair values of the CCIRS are derived using Level 2 valuation inputs.

Ardagh Group S.A.

(v)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

Derivative financial instruments

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair Value Derivatives
Metal forward contracts	9	79	22	262
Cross currency interest rate swap	9	282	122	2,219
Forward foreign exchange contracts	2	354	1	98
NYMEX gas swaps	—	7	—	8
At December 31, 2018	20	722	145	2,587

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair Value Derivatives
Metal forward contracts	17	197	—	—
Cross currency interest rate swaps	—	—	301	3,107
Forward foreign exchange contracts	4	179	1	52
NYMEX gas swaps	—	—	1	20
Carbon futures	2	10	—	—
At December 31, 2017	23	386	303	3,179

Derivative instruments with a fair value of $11 million (2017: $7 million) are classified as non-current assets and $9 million (2017: $16 million) as current assets in the consolidated statement of financial position at December 31, 2018. Derivative instruments with a fair value of $107 million (2017: $301 million) are classified as non-current liabilities and $38 million (2017: $2 million) as current liabilities in the consolidated statement of financial position at December 31, 2018.

The majority of derivative assets and liabilities mature within one year with the exception of certain of the Group’s CCIRS which mature at dates between May 2022 and February 2023 and certain metal forward contracts which mature at dates between January 2020 and October 2021.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual and quarterly interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

2018

The Group hedges certain portions of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2018 of $113 million (December 31, 2017: $301 million).

Ardagh Group S.A.

On July 11, 2018, the Group terminated its $440 million U.S. dollar to euro CCIRS, due for maturity in 2019. The Group paid net consideration of $44 million on termination and recognized a related exceptional loss of $6 million (Note 4).

2017

The Group hedged certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2017 of $301 million (December 31, 2016: net asset of $131 million). In the year ended December 31, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

In June 2017, as a result of the issuance of the £400 million 4.750% Senior Notes due 2027, the Group terminated $500 million of its existing U.S. dollar to British pound CCIRS, due for maturity in 2022. The Group received net proceeds of $46 million in consideration and recognized an exceptional loss of $15 million on the termination (see Note 4).

Net investment hedge in foreign operations

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognized in the consolidated income statement due to ineffectiveness is $nil (2017: $nil; 2016: $nil).

Metal forward contracts

The Group hedges a substantial portion of its anticipated metal purchases. Excluding conversion and freight costs, the physical metal deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX‑quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Ardagh Group S.A.

19. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the U.S. and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2018 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of $957 million (2017: $997 million) includes other employee benefit obligations of $127 million (2017: $132 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		U.K.		Other		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(1,217)	(1,313)	(386)	(405)	(862)	(1,000)	(38)	(44)	(2,503)	(2,762)
Assets	1,040	1,179	—	—	624	706	9	12	1,673	1,897
Net obligations	(177)	(134)	(386)	(405)	(238)	(294)	(29)	(32)	(830)	(865)

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Current service cost and administration costs:
Cost of sales - current service cost (Note 8)	(42)	(43)	(40)
Cost of sales - past service credit (Note 8)	3	8	32
SGA - current service cost (Note 8)	(4)	(3)	(6)
SGA - past service credit (Note 8)	—	2	11
	(43)	(36)	(3)
Finance expense (Note 5)	(21)	(24)	(28)
	(64)	(60)	(31)

Ardagh Group S.A.

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Re-measurement of defined benefit obligation:
Actuarial gain/(loss) arising from changes in demographic assumptions	19	(6)	26
Actuarial gain/(loss) arising from changes in financial assumptions	119	(104)	(280)
Actuarial gain/(loss) arising from changes in experience	19	2	(11)
	157	(108)	(265)
Re-measurement of plan assets:
Actual (loss)/return less expected return on plan assets	(151)	158	122
Actuarial gain/(loss) for the year on defined benefit pension schemes	6	50	(143)
Actuarial gain/(loss) on other long term and end of service employee benefits	5	(1)	4
	11	49	(139)

The actual return on plan assets was a loss of $96 million in 2018 (2017: $228 million gain; 2016: $206 million gain).

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2018	2017	2018	2017
	$'m	$'m	$'m	$'m
At January 1,	(2,762)	(3,101)	1,897	2,276
Interest income	—	—	55	71
Current service cost	(40)	(46)	—	—
Past service credit	3	10	—	—
Interest cost	(72)	(92)	—	—
Administration expenses paid from plan assets	—	—	(1)	(2)
Re-measurements	157	(108)	(151)	158
Obligations/(assets) extinguished on reclassification	—	602	—	(602)
Employer contributions	—	—	52	51
Employee contributions	—	(2)	—	2
Benefits paid	140	163	(140)	(163)
Exchange	71	(188)	(39)	106
At December 31,	(2,503)	(2,762)	1,673	1,897

The defined benefit obligations above include $403 million (2017: $455 million) of unfunded obligations. Employer contributions above include no contributions under schemes extinguished during the year (2017: $7 million).

Interest income and interest cost above does not include interest cost of $4 million (2017: $3 million; 2016: $3 million) relating to other employee benefit obligations. Current service costs above does not include current service costs of $6 million (2017: $4 million) relating to other employee benefit obligations.

During the year ended December 31, 2018, the Group elected to re-design one of its pension schemes in Germany, moving from a defined benefit pension scheme to a contribution orientated system. This amendment resulted in the recognition of a past service credit of $12 million (2017: $nil) in the year within cost of sales. The past service credit was partly offset by a past service cost of $8 million (2017: $nil) following a high court judgement in the U.K. in October 2018 guaranteeing gender equality in U.K. pension schemes for accrued benefits (“GMP Equalization”) and a further $1 million past service cost arising from amendments to the defined benefit pension scheme in Metal Beverage U.K. during the year.

Ardagh Group S.A.

The GMP equalization past service cost has been recognized as exceptional within the income statement for the year ended December 31, 2018.

During the year ended December 31, 2017 a defined benefit pension scheme in the Netherlands was transferred to a multi-employer scheme. Prior to the date of transfer, a past service credit of $10 million was recognized such that, on the date of transfer, the defined benefit obligation and asset were both $602 million (December 31, 2016: $552 million and $541 million respectively). The Group has taken the exemption under IAS 19 (R) to account for multi-employer schemes as defined contribution schemes. As a result, the scheme is no longer accounted for as a defined benefit scheme at December 31, 2017.

Plan assets comprise:

	At December 31,
	2018	2018	2017	2017
	$'m	%	$'m	%
Equities	1,039	62	1,177	62
Target return funds	267	16	297	16
Bonds	184	11	249	13
Cash/other	183	11	174	9
	1,673	100	1,897	100

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

Characteristics and associated risks

Glass Packaging North America and Metal Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor.

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

Ardagh Group S.A.

The Metal Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The U.K. pension plans are trust‑based U.K. funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There are two pension plans in place relating to Metal Packaging Europe, one of which relates to the Beverage Can Business. One of the pension plans in the Metal Packaging Europe division has been closed to future accrual from July 1, 2014. For this plan, pensions are calculated based on service to the point of closure, but with members’ benefits retaining a final salary link while employed by the Company. The other Metal Packaging Europe pension plan, relating to the Beverage Can Business, is closed to new entrants amd was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated based on service to retirement with members’ benefits based on final career earnings. There are two pension plans in place in Glass Packaging Europe. The pension plans relating to Glass Packaging Europe have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively.

The U.K. pension plans are each governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plans are subject to the U.K. regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

The Group operates a number of defined benefit pension schemes in Germany. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the year ended December 31, 2018, the Group elected to re-design one of its pension schemes in Germany, moving to a contribution orientated system.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		U.K.
	2018	2017	2018	2017	2018	2017
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	3.15	3.10
Rates of increase in salaries	1.50 - 3.00	2.00 - 3.00	2.50	2.50	2.15	2.60
Discount rates	4.50	3.80	1.88 - 2.25	1.68 - 2.24	2.90 - 2.95	2.70

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		U.K.
	2018	2017	2018	2017	2018	2017
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	22	21	20	21
Life expectancy, future pensioners	23	23	24	24	21	22

Ardagh Group S.A.

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $193 million (2017: $216 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $173 million (2017: $230 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $85 million (2017: $96 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $94 million (2017: $91 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $90 million (2017: $103 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $99 million (2017: $97 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $66 million at December 31, 2018 (2017: $55 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2019 is $28 million (2018: $36 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	U.K.	Germany	America	U.K.	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2018
Active members	467	1,553	925	—	1,027	4,193
Deferred members	886	651	142	1,240	747	2,589
Pensioners including dependents	763	1,101	172	815	775	6,455
Weighted average duration (years)	18	18	16	20	18	12
2017
Active members	467	1,694	943	—	1,011	4,137
Deferred members	954	706	139	1,527	759	2,697
Pensioners including dependents	756	1,081	150	744	762	6,379
Weighted average duration (years)	21	17	17	23	18	13

The expected total benefit payments over the next five years are:

						Subsequent
	2019	2020	2021	2022	2023	five years
	$'m	$'m	$'m	$'m	$'m	$'m
Benefits	115	112	114	117	121	640

The Group also has defined contribution plans; the contribution expense associated with these plans for 2018 was $44 million (2017: $35 million; 2016: $34 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2019 is $41 million (2018: $36 million).

Ardagh Group S.A.

Other employee benefits

	At December 31,
	2018	2017
	$'m	$'m
End of service employee benefits	25	25
Long term employee benefits	102	107
	127	132

End of service employee benefits principally comprise amounts due to be paid to employees leaving the Group’s service in France and Italy.

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Packaging Beverage Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

20. Related party borrowings and receivables

Related party borrowings and receivables at December 31, 2018 and 2017 were $nil.

During the year ended December 31, 2017, a related party loan of $716 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of the Company’s intermediate parent company), was converted into 86,154 Class B common shares in accordance with the terms of the loan agreement (Note 16). Following the conversion, the related party borrowings at December 31, 2017 were $nil (December 31, 2016: $709 million).

21. Provisions

	At December 31,
	2018	2017
	$'m	$'m
Current	83	70
Non-current	38	44
	121	114

		Other	Total
	Restructuring	provisions	provisions
	$'m	$'m	$'m
At January 1, 2017	23	110	133
Provided	12	26	38
Released	(2)	(31)	(33)
Paid	(10)	(21)	(31)
Exchange	2	5	7
At December 31, 2017	25	89	114
Provided	39	103	142
Released	(17)	(24)	(41)
Paid	(26)	(67)	(93)
Exchange	(1)	—	(1)
At December 31, 2018	20	101	121

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, onerous leases  and specifically in Glass Packaging North America, workers’ compensation provisions.

Ardagh Group S.A.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2019. The remaining balance represents longer term provisions for which the timing of the related payments is subject to uncertainty.

22. Trade and other payables

	At December 31,
	2018	2017
	$'m	$'m
Trade payables	1,517	1,469
Other payables and accruals	339	436
Other tax and social security payable	111	49
Payables and accruals for exceptional items	16	34
	1,983	1,988

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

23. Cash generated from operating activities

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
(Loss)/profit for the year	(94)	63	(74)
Income tax charge/(credit) (Note 6)	44	(40)	55
Net finance expense (Note 5)	485	649	594
Depreciation and amortization (Notes 9, 10)	714	687	561
Exceptional operating items (Note 4)	329	149	145
Movement in working capital	24	99	131
Transaction-related, IPO, start-up and other exceptional costs paid	(94)	(74)	(176)
Exceptional restructuring paid	(32)	(10)	(11)
Cash generated from operations	1,376	1,523	1,225

24. Business combinations and disposals

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire certain of their beverage can manufacturing assets. The acquisition was completed on June 30, 2016.

The acquired business comprised ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the U.K., Switzerland and the United States. The acquired business has annual revenue of approximately $3.0 billion.

This was a strategically important acquisition which was highly complementary to the Group's existing metal and glass packaging businesses.

Ardagh Group S.A.

The following table summarizes the consideration paid for this acquisition and the fair value of assets acquired and liabilities assumed.

$'m
Cash and cash equivalents	11
Property, plant and equipment	702
Intangible assets	1,431
Inventories	294
Trade and other receivables	367
Trade and other payables	(484)
Net deferred tax liability	(162)
Employee benefit obligations	(129)
Provisions	(42)
Total identifiable net assets	1,988
Goodwill	1,004
Total consideration	2,992

The allocations above are based on the fair values at the acquisition date. The purchase price allocation was completed on June 30, 2017.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the acquired workforce.

Goodwill of $298 million which relates to the North American Beverage Can Business is deductible for tax purposes.

25. Dividends

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend for 2018: $0.14 per share (2017: $0.33 per share)	(33)	(67)	—
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(33)	—
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(32)	(304)
Interim dividend for 2018: $0.14 per share (2017: $0.14 per share)	(33)	(33)	—
	(132)	(165)	(304)

•	On February 8, 2018, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2018 to shareholders of record on February 27, 2018.
•	On April 26, 2018, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2018 to shareholders of record on May 17, 2018.
•	On July 26, 2018 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on August 31, 2018 to shareholders of record on August 17, 2018.
•	On October 25, 2018 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on November 30, 2018 to shareholders of record on November 16, 2018.

Ardagh Group S.A.

26. Related party information

(i)	Interests of Paul Coulson

As of February 20, 2019, the approval date of these financial statements, a company owned by Paul Coulson owns approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its non-controlling interest in a number of companies in the Yeoman group of companies, this company has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2018, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A.. During 2018, the Group incurred costs of $nil (2017: $nil; 2016: $nil) for fees charged by the Yeoman group of companies. The amount outstanding at year end was $nil (2017: $nil; 2016: $nil).

(iii)	Common directorships

Five of the ARD Holdings S.A. directors (Paul Coulson, Wolfgang Baertz, Brendan Dowling, Gerald Moloney and Herman Troskie) also serve as directors in the Yeoman group of companies. All of the existing directors of Ardagh Group S.A., with the exception of Damien O’Brien and Edward White, are members of the board of directors of ARD Holdings S.A..

(iv)	Joint ventures

At December 31, 2018, the Group’s investment in joint ventures is $9 million (2017: $10 million). Transactions and balances outstanding with joint ventures are not material for the years ended and as at December 31, 2018, 2017 and 2016.

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The amount outstanding at year end was $1 million (2017: $7 million, 2016: $4 million).

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
Salaries and other short-term employee benefits	10	12	12
Post-employment benefits	1	1	1
	11	13	13
Transaction related and other compensation	—	7	29
	11	20	42

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 19.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2018. Please refer to Note 20 for details of related party borrowings and receivables as at and for the year ended December 31, 2018 and 2017.

Ardagh Group S.A.

(viii) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2018.

Company	Country of incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda	Brazil	Metal Packaging
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda *	Brazil	Metal Packaging
Ardagh Metal Packaging Czech Republic s.r.o.	Czech Republic	Metal Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Aluminium Packaging France SAS	France	Metal Packaging
Ardagh MP West France SAS	France	Metal Packaging
Ardagh Metal Packaging France SAS	France	Metal Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Packaging
Ardagh Metal Beverage France SAS	France	Metal Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Packaging Germany GmbH	Germany	Metal Packaging
Ardagh Germany MP GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Packaging
Ardagh Glass Italy S.r.l. (formerly Ardagh Group Italy S.r.l.) *	Italy	Glass Packaging
Ardagh Metal Packaging Italy S.r.l. *	Italy	Metal Packaging
Ardagh Aluminium Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Packaging Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Packaging Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Poland Sp. z o.o.	Poland	Metal Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Packaging
Ardagh Metal Packaging Iberica S.A.	Spain	Metal Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading U.K. Limited	United Kingdom	Metal Packaging
Ardagh Metal Beverage U.K. Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging U.K. Limited	United Kingdom	Metal Packaging
Ardagh Metal Packaging USA Inc.	United States	Metal Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Packaging

* Newly incorporated subsidiaries or name change effected in year ended December, 31 2018
Ardagh Group S.A.

27. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. The European Commission’s investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. Ardagh notes the court’s award of pre-judgement interest to the Plaintiffs, its refusal to enhance the damages award in favor of the Plaintiffs and its refusal to award legal costs to the Plaintiffs. Ardagh disagrees with the jury verdict, both as to liability and quantum of damages, and strongly believes that the case is without merit and accordingly, no provision has been recognized. Ardagh is vigorously appealing the verdict to the Federal Appeals Court. On March 23, 2018, the Company filed its appeal notice and posted a surety bond with the Court. Plaintiffs filed a notice of cross-appeal on April 4, 2018. The appeal proceedings are ongoing. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Ardagh Group S.A.

28. Events after the reporting period

On January 30, 2019, the Company approved a cash dividend of $0.14 per common share. The dividend of $33 million will be payable on March 13, 2019 to shareholders of record on February 27, 2019.

29. Effect of change in presentation currency

As set out in Note 2, the Group has elected to change its presentation currency to U.S. dollar from January 1, 2018. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” and is affected in these consolidated financial statements by applying the procedures outlined below, in accordance with the reqirements set out in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

•	the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;
•	the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows were translated at average exchange rates for the respective periods;
•	historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;
•	foreign exchange differences arising on translation to presentation currency are recognized in other comprehensive income; and
•	all foreign exchange rates used were extracted from the Group’s underlying financial records.

The exchange rates used in translation were as follows:

	Year ended December 31,
	2017	2016	2015	2014
Closing rate	1.1993	1.0541	1.0887	1.2141
Average rate	1.1249	1.1061	1.1150	1.3348

The Group’s previously reported euro consolidated statements of financial position as at December 31, 2017, 2016, 2015 and 2014, and consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows as at and for the years ended December 31, 2017, 2016 and 2015 are set out below to illustrate the effect of the change in accounting policy.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

	Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
	Before			Before			Before
	exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
	items	Items	Total	items	Items	Total	items	Items	Total
	€'m	€'m	€'m	€'m	€'m	€'m	€'m	€'m	€'m

Revenue	7,644	—	7,644	6,345	—	6,345	5,199	—	5,199
Cost of sales	(6,321)	(85)	(6,406)	(5,221)	(15)	(5,236)	(4,285)	(37)	(4,322)
Gross profit/(loss)	1,323	(85)	1,238	1,124	(15)	1,109	914	(37)	877
Sales, general and administration expenses	(359)	(43)	(402)	(300)	(116)	(416)	(274)	(44)	(318)
Intangible amortization	(235)	—	(235)	(173)	—	(173)	(109)	—	(109)
Operating profit/(loss)	729	(128)	601	651	(131)	520	531	(81)	450
Finance expense	(459)	(123)	(582)	(450)	(165)	(615)	(514)	(13)	(527)
Finance income	—	—	—	—	78	78	—	—	—
Profit/(loss) before tax	270	(251)	19	201	(218)	(17)	17	(94)	(77)
Income tax (charge)/credit	(87)	122	35	(93)	43	(50)	(95)	32	(63)
Profit/(loss) for the year	183	(129)	54	108	(175)	(67)	(78)	(62)	(140)

Profit/(loss) attributable to:
Owners of the parent			54			(67)			(140)
Non-controlling interests			—			—			—
Profit/(loss) for the year			54			(67)			(140)
Profit/(loss) per share:
Basic profit/(loss) for the year attributable to equity holders			€0.24			€(0.33)			€(0.69)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
	2017	2016	2015
	€'m	€'m	€'m
Profit/(loss) for the year	54	(67)	(140)
Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year	(2)	(52)	(137)
	(2)	(52)	(137)
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve	(226)	50	44
—Movement out of reserve	230	(77)	(43)
—Movement in deferred tax	1	(4)	—
	5	(31)	1
Items that will not be reclassified to income statement
—Re-measurements of employee benefit obligations	43	(121)	72
—Deferred tax movement on employee benefit obligations	(6)	16	(27)
	37	(105)	45
Total other comprehensive income/(expense) for the year	40	(188)	(91)
Total comprehensive income/(expense) for the year	94	(255)	(231)
Attributable to:
Equity holders	94	(255)	(231)
Non-controlling interests	—	—	—
Total comprehensive income/(expense) for the year	94	(255)	(231)

Ardagh Group S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At December 31,
	2017	2016	2015	2014
	€'m	€'m	€'m	€'m
Non-current assets
Intangible assets	3,422	3,904	1,810	1,762
Property, plant and equipment	2,808	2,911	2,307	2,223
Derivative financial instruments	6	124	—	40
Deferred tax assets	184	259	178	184
Other non-current assets	21	20	14	10
	6,441	7,218	4,309	4,219
Current assets
Inventories	1,128	1,125	825	770
Trade and other receivables	1,062	1,164	651	692
Related party receivables	—	—	404	404
Derivative financial instruments	13	11	—	2
Cash and cash equivalents	654	772	553	414
	2,857	3,072	2,433	2,282
TOTAL ASSETS	9,298	10,290	6,742	6,501
Equity attributable to owners of the parent
Issued capital	22	—	—	—
Share premium	1,090	136	400	400
Capital contribution	431	431	—	—
Other reserves	(321)	(324)	(241)	(105)
Retained earnings	(2,370)	(2,313)	(2,141)	(2,046)
	(1,148)	(2,070)	(1,982)	(1,751)
Non-controlling interests	1	2	2	2
TOTAL EQUITY	(1,147)	(2,068)	(1,980)	(1,749)
Non-current liabilities
Borrowings	6,926	8,142	6,397	6,034
Employee benefit obligations	831	905	720	723
Derivative financial instruments	251	—	—	—
Deferred tax liabilities	486	694	461	420
Related party borrowings	—	673	—	—
Provisions	37	57	48	33
	8,531	10,471	7,626	7,210
Current liabilities
Borrowings	2	8	7	4
Interest payable	59	81	79	83
Derivative financial instruments	2	8	7	7
Trade and other payables	1,658	1,539	879	804
Income tax payable	135	182	76	92
Provisions	58	69	48	50
	1,914	1,887	1,096	1,040
TOTAL LIABILITIES	10,445	12,358	8,722	8,250
TOTAL EQUITY and LIABILITIES	9,298	10,290	6,742	6,501

Ardagh Group S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	€'m	€'m	€'m
Cash flows from operating activities
Cash generated from operations	1,330	1,109	950
Interest paid - excluding cumulative PIK interest paid	(406)	(372)	(323)
Cumulative PIK interest paid	—	(184)	—
Income tax paid	(90)	(84)	(59)
Net cash from operating activities	834	469	568

Cash flows from investing activities
Purchase of business net of cash acquired	—	(2,685)	—
Purchase of property, plant and equipment	(422)	(310)	(304)
Purchase of intangible assets	(19)	(12)	(8)
Proceeds from disposal of property, plant and equipment	5	4	8
Net cash used in investing activities	(436)	(3,003)	(304)

Cash flows from financing activities
Proceeds from borrowings	3,497	3,950	—
Repayment of borrowings	(4,061)	(2,322)	(198)
Proceeds from borrowings with related party	—	673	—
Proceeds from share issuance	306	6	—
Contribution from parent	—	431	—
Repayment of borrowings issued to related party	—	404	—
Dividends paid	(148)	(270)	—
Early redemption premium paid	(85)	(108)	(8)
Deferred debt issue costs paid	(35)	(60)	(1)
Proceeds from the termination of derivative financial instruments	42	—	81
Net cash (outflow)/inflow from financing activities	(484)	2,704	(126)

Net (decrease)/increase in cash and cash equivalents	(86)	170	138
Cash and cash equivalents at the beginning of the year	772	553	414
Exchange (losses)/gains on cash and cash equivalents	(32)	49	1
Cash and cash equivalents at the end of the year	654	772	553

Ardagh Group S.A.

30. Company financial information

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

The functional currency of the Company is euro and accordingly, the company financial information set out below is presented in euro.

i)	Statement of financial position

	At December 31,
	2018	2017
	€'m	€'m
Non-current assets
Investments in subsidiary undertakings	1,809	1,809
	1,809	1,809
Current assets
Amounts receivable from subsidiary undertakings	1	10
Cash and cash equivalents	—	1
	1	11
Total assets	1,810	1,820
Equity attributable to owners of the parent
Issued capital	22	22
Share premium	1,092	1,090
Legal reserve	2	2
Capital contribution	431	431
Retained earnings	261	267
Total equity	1,808	1,812
Non-current liabilities
Amounts payable to related parties	—	—
	—	—
Current liabilities
Amounts payable to subsidiary undertakings	—	4
Other payables	2	4
	2	8
Total liabilities	2	8
Total equity and liabilities	1,810	1,820

Ardagh Group S.A.

ii)	Statement of comprehensive income

	Year ended December 31,
	2018	2017	2016
`	€'m	€'m	€'m

Dividend income	110	150	267
Other external charges	(1)	(1)	—
Finance expense	(1)	(1)	(64)
Finance income	—	—	112
Profit before exceptional items	108	148	315
Exceptional finance costs	—	—	(47)
Profit before tax	108	148	268
Income tax	—	—	—
Profit and total comprehensive income for the year	108	148	268

iii)	Statement of cash flows

	Year ended December 31,
	2018	2017	2016
	€'m	€'m	€'m
Cash flows from operating activities
Cash generated from operations	(1)	(1)	—
Tax paid	(1)	—	—
Increase in receivables	—	(10)	—
Decrease in payables	(6)	—	—
Cumulative PIK interest paid	—	—	(184)
Net cash used in operating activities	(8)	(11)	(184)
Cash flows from investing activities
Repayment of loans from subsidiary undertakings	9	—	1,112
Contribution to subsidiary undertaking	—	(299)	(1,110)
Dividends received	110	150	267
Net cash received from/(used in) investing activities	119	(149)	269
Cash flows from financing activities
Repayment of borrowings	—	—	(880)
Net proceeds from borrowings with related parties	—	—	671
Contribution from parent	—	—	431
Proceeds from share issuance	—	309	6
Dividends paid	(112)	(148)	(270)
Early redemption premium costs	—	—	(45)
Net cash (outflow)/inflow from financing activities	(112)	161	(87)
Net (decrease)/increase in cash and cash equivalents	(1)	1	(2)
Cash and cash equivalents at the beginning of the year	1	—	2
Cash and cash equivalents at the end of the year	—	1	—

iv)	Maturity analysis of the Company’s borrowings

At December 31, 2018, the Company had €nil borrowings (2017: €nil).

Ardagh Group S.A.

v)	Distributions paid and received

During the year ended December 31, 2018 the Company received a dividend of €110 million (2017: €150 million, 2016: €267 million) from a subsidiary company. The Company also paid a dividend to its equity holders of €112 million (2017: €148 million, 2016: €270 million).

vi)	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for year ended December 31, 2018.

With exception of the above guarantee the Company had no commitments and contingencies at December 31, 2018 (2017: €nil).

vii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent‑only financial information, and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2018	2017	2016
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	108	148	268
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(191)	(94)	(335)
Consolidated IFRS (loss)/profit for the year	(83)	54	(67)

	At December 31,
	2018	2017	2016
	€'m	€'m	€'m
IFRS equity reconciliation:
Parent only—IFRS equity	1,808	1,812	837
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,126)	(2,960)	(2,907)
Consolidated—IFRS equity	(1,318)	(1,148)	(2,070)

	Year ended December 31,
	2018	2017	2016
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	128	166	296
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(222)	(103)	(370)
Consolidated IFRS (loss)/profit for the year	(94)	63	(74)

	At December 31,
	2018	2017	2016
	$'m	$'m	$'m
IFRS equity reconciliation:
Parent only—IFRS equity	2,064	2,173	882
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,573)	(3,547)	(3,061)
Consolidated—IFRS equity	(1,509)	(1,374)	(2,179)

Ardagh Group S.A.