Form 20-F
period 2019-12-31
Ardagh Group S.A.
filed 2020-02-27
CIK 1689662

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13 OR 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

Commission File Number: 001‑38032

Ardagh Group S.A.

(Name of Registrant)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation)

56, rue Charles Martel

L‑2134 Luxembourg, Luxembourg

+352 26 25 85 55

 (Address of Principal Executive Offices)

David Matthews, Chief Financial Officer

56, rue Charles Martel, L-2134 Luxembourg, Luxembourg

+352 26 25 85 55

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Shares, par value €0.01 per share	ARD	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

18,660,768 Class A Common Shares, par value €0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes  ☐           No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes   ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 17 __ Item 18__

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐           No ☒

Ardagh Group S.A.

Definitions and Terminology

Except where the context otherwise requires or where otherwise indicated, all references to “Ardagh”, “Ardagh Group”, “Group”, the “Company”, “we”, “us” and “our” refer to Ardagh Group S.A. and its consolidated subsidiaries, except where the context otherwise requires. Ardagh’s operations have the following divisions: “Metal Beverage Packaging” and “Glass Packaging”.

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“Articles” are to the Company’s articles of association;
•	“Beverage Can Acquisition” are to the Group’s acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC on June 30, 2016;
•	“Brexit” are to the withdrawal of the United Kingdom from the European Union on January 31, 2020;
•	“CCIRS” are to cross currency interest rate swaps;
•	“CERCLA” are to the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980;
•	“CGUs” are to cash generating units;
•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•	“CPGs” are to Consumer Packaged Goods companies;
•	“CSDs” are to carbonated soft drinks;
•	“EPA” are to the U.S. Environmental Protection Agency;
•	“EWC” are to the European Works Council of Ardagh Group S.A.;
•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;
•	“FATCA” are to the U.S. Foreign Account Tax Compliance Act;
•	“IAS” are to the International Accounting Standards;
•	“IASB” are to the International Accounting Standards Board;
•	“IED” are to the EU Industrial Emissions Directive;
•	“IFRS” are to International Financial Reporting Standards;
•	“IFRS 5” are to Non-current assets held for sale and discontinued operations;

Ardagh Group S.A.

•	“IPO” are to the Company’s initial public offering, which closed on March 20, 2017;
•	“IRS” are to the U.S. Internal Revenue Service;
•	“Lean” are to Lean Manufacturing techniques;
•	“Luxembourg Law” are to the provisions of the laws of Luxembourg;
•	“NYSE” are to the New York Stock Exchange;
•	“Parent Company” are to ARD Holdings S.A. and/or, where relevant, one or more of its subsidiaries;
•	“PFIC” are to a passive foreign investment company;
•	“Ppm” are to parts per million;
•	“REACH” are to the European Union’s regulations concerning the Registration, Evaluation, Authorization and Restriction of Chemicals;
•	“Sarbanes-Oxley Act” are to the U.S. Sarbanes-Oxley Act of 2002;
•	“Shareholder Agreement” are to the shareholder agreement dated March 20, 2017, entered into between ourselves and the Parent Company;
•	“Toggle Notes” are to the Parent Company’s Dollar Toggle Notes and Euro Toggle Notes as referred to in “Item 7 – Major Shareholders and Related Party Transactions – Toggle Notes”;
•	“Trivium” are to Trivium Packaging B.V. and/or, where relevant, its consolidated subsidiaries;
•	“U.S. GAAP” are to the Generally Accepted Accounting Principles in the U.S.;
•	“VNA Acquisition” are to the acquisition in 2014 of Verallia North America; and
•	“VNA” are to the Group's U.S. glass packaging business, formerly Verallia North America.

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

Group Consolidated Financial Statements – Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with IFRS and related interpretations, as adopted by the IASB. IFRS is comprised of standards and interpretations approved by the IASB. IFRS and interpretations approved by the predecessor International Accounting Standards Committee have been subsequently approved by the IASB and remain in effect. References to IFRS hereafter should be construed as references to IFRS as adopted by the IASB.

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

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. on February 19, 2020.

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

Forward-Looking Statements

This annual report may contain "forward-looking" statements within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933. Forward-looking statements reflect the Company's current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to, the following:

(i) global and regional economic downturn; (ii) competition from other metal beverage packaging and glass packaging producers and manufacturers of alternative forms of packaging; (iii) increases in metal beverage cans and glass container manufacturing capacity; (iv) the Company’s inability to maintain relationships with its largest customers or suppliers; (v) less than expected levels of demand; (vi) varied seasonal demands, climate and water conditions, and the availability and cost of raw materials; (vii) currency and interest rate fluctuations; (viii) various environmental requirements; (ix) the Group’s accounting carrying value of its investment in a material joint venture reduces if it incurs losses (x) the Company’s ability to integrate acquired businesses and achieve expected operating efficiencies, cost savings and other synergies; (xi) costs associated with post-retirement and post-employment obligations; (xii) operating hazards or unanticipated interruptions at our manufacturing facilities, including labor strikes or work stoppages; (xiii) retention of executive and senior management.

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

Non-GAAP Financial Measures

This annual report contains certain consolidated financial measures such as Adjusted EBITDA, working capital,  net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or U.S. GAAP. Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. Adjusted profit consists of profit/(loss) for the year before total exceptional items, gains/(losses) on derivatives, intangible amortization and associated tax credits. Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue.

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

Summary Consolidated Financial and Other Data of Ardagh Group S.A.

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium, a global leader in metal packaging. As a result of the completion of the transaction, the Food & Specialty Metal Packaging business has been reported as a discontinued operation. The Group holds approximately 42% of the ordinary shares of Trivium. As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for as a joint venture under the equity method. The following financial data has been restated retrospectively in accordance with IFRS 5. The financial data of Ardagh Group S.A. as of and for the years ended December 31, 2019, 2018 and 2017, are derived from the audited consolidated financial statements included in this annual report. However, the selected financial data as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015 are omitted from disclosure due to the Company not being able to restate such financial data without unreasonable effort and expense.

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

	Year ended
	December 31,
	2019	2018	2017
Income Statement Data (1)	(in $ millions except margins and per share data)
Revenue	6,660	6,676	6,390
Cost of sales	(5,597)	(5,731)	(5,387)
Gross profit	1,063	945	1,003
Sales, general and administration expenses	(362)	(317)	(331)
Intangible amortization and impairment	(233)	(423)	(237)
Operating profit	468	205	435
Net finance expense	(659)	(479)	(638)
Share of post-tax loss in equity accounted joint venture	(49)	—	—
Loss before tax	(240)	(274)	(203)
Income tax (charge)/credit	(44)	(18)	77
Loss from continuing operations	(284)	(292)	(126)
Profit from discontinued operation	1,742	198	189
Profit/(loss) for the year	1,458	(94)	63

Ardagh Group S.A.

Balance Sheet Data (at year end)
Cash and cash equivalents (2)	614	530	784
Working capital (3)	173	431	569
Total assets	8,678	10,314	11,152
Net liabilities	(215)	(1,509)	(1,374)
Issued share capital	23	23	23
Net borrowings (4)	5,910	7,879	8,308
Net debt (5)	5,328	7,462	7,825

Other Data
Adjusted EBITDA - Group (6)	1,499	1,478	1,508
Adjusted EBITDA - Continuing Operations (6)	1,173	1,115	1,141
Adjusted EBITDA Margin - Continuing Operations (6)	17.6%	16.7%	17.9%
Weighted average number of ordinary shares for basic EPS (millions)	236	236	230
Earnings/(loss) per share (basic and diluted)	$6.17	($0.40)	$0.27
Adjusted profit for the year - Group (7)	431	400	423
Adjusted earnings per share - Group (8)	$1.82	$1.69	$1.84
Depreciation and Amortization - Group (9)	723	714	687
Depreciation and Amortization - Continuing Operations (9)	652	599	583
Capital Expenditure - Group (10)	612	575	492
Capital Expenditure - Continuing Operations (10)	505	467	400
Net cash from operating activities - Group	839	855	962
Net cash from operating activities - Continuing Operations	698	480	632
Dividend per share (11)	$0.56	$0.56	$0.75

(1)

The income statement data presented above is on a reported basis and includes certain exceptional items which, by their incidence or nature, management considers should be adjusted for to enable a better understanding of the financial performance of the Company. A summary of these exceptional items included in the income statement data is as follows:

	Year ended
	December 31,
	2019	2018	2017
Exceptional Items	(in $ millions)
Exceptional cost of sales	2	108	78
Exceptional sales, general and administrative expenses	51	17	45
Exceptional impairment - goodwill	—	186	—
Exceptional operating items	53	311	123
Exceptional net finance expense	203	22	132
Share of exceptional items in material joint venture	39	—	—
Exceptional items from continuing operations	295	333	255
Exceptional income tax credit	3	(49)	(124)
Exceptional items from continuing operations, net of tax	298	284	131
Exceptional items from discontinued operation, net of tax	(1,527)	13	12
Total exceptional items net of tax	(1,229)	297	143

For further details on the exceptional items for the years ended December 31, 2019, 2018, and 2017, see Note 4 and Note 5 to the consolidated financial statements of Ardagh included elsewhere in this annual report.

(2)	Cash and cash equivalents include restricted cash as per the note disclosures to the consolidated financial statements included in this annual report.

Ardagh Group S.A.

(3)

Working capital is comprised of inventories, trade and other receivables, contract assets, trade and other payables and current provisions. Other companies may calculate working capital in a manner different to ours.

	Year ended
	December 31,
	2019	2018	2017
	(in $ millions)
Inventories	964	1,284	1,353
Trade and other receivables	734	1,053	1,274
Contract asset	151	160	—
Trade and other payables	(1,628)	(1,983)	(1,988)
Current provisions	(48)	(83)	(70)
Working capital	173	431	569
(4)	Net borrowings comprises non‑current and current borrowings, net of deferred debt issue costs and bond premium/discount.
(5)

Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. (see Item 5. Operating and Financial Review and Prospects— Supplemental Management’s Discussion and Analysis—Liquidity and Capital Resources).

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

Adjusted EBITDA consists of profit/(loss) for the year before income tax expense/(credit), net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue. Adjusted EBITDA and Adjusted EBITDA margin are presented because we believe that they are frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA and Adjusted EBITDA margin in a manner different from ours. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

Ardagh Group S.A.

The reconciliation of profit/(loss) for the year to Adjusted EBITDA is as follows:

	Year ended
	December 31,
	2019	2018	2017
	(in $ millions)
Loss from continuing operations	(284)	(292)	(126)
Income tax expense/(credit)	44	18	(77)
Net finance expense	659	479	638
Depreciation and amortization	652	599	583
Share of post-tax loss in equity accounted joint venture	49	—	—
EBITDA from continuing operations	1,120	804	1,018
Exceptional operating items	53	311	123
Adjusted EBITDA from continuing operations	1,173	1,115	1,141

Profit from discontinued operation	1,742	198	189
Income tax expense	19	26	37
Net finance expense	4	6	11
Depreciation and amortization	71	115	104
EBITDA from discontinued operation	1,836	345	341
Exceptional operating items	(1,510)	18	26
Adjusted EBITDA from discontinued operation	326	363	367

Adjusted EBITDA - Group	1,499	1,478	1,508

(7)	Adjusted profit/(loss) for the year is calculated as follows:

	Year ended
	December 31,
	2019	2018	2017
	(in $ millions)
Profit/(loss) for the year - Group	1,458	(94)	63
Total exceptional items	(1,229)	297	143
Intangible amortization	249	265	264
Tax credit associated with intangible amortization	(56)	(58)	(75)
Loss/(gain) on derivatives	9	(10)	28
Adjusted profit for the year - Group	431	400	423

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

(8)

Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue. See Note 7 “Earnings per Share” and Note 18 “Issued Capital and Reserves” included in

Ardagh Group S.A.

the consolidated financial statements included in this annual report for details on the calculation of weighted average number of shares for the periods presented.
(9)	Depreciation, amortization and gain/(loss) on disposal of property, plant and equipment.
(10)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.
(11)

See Note 26 “Dividends” of the consolidated financial statements included elsewhere in this annual report for details on dividends on ordinary shares declared and paid. See “Item 8. Financial Information – Dividend Policy” in this annual report for details of our current dividend policy.

B.	Capitalization and indebtedness

Not Applicable

C.	Reasons for the offer and use of proceeds

Not Applicable

D.	Risk Factors

Our business, financial condition, or results of operations could be materially adversely affected by one or more of the risks and uncertainties described below:

Risks Relating to Our Business

Our customers principally sell to consumers of beverages & food products. If economic conditions affect consumer demand, our customers may be affected and so reduce the demand for our products.

Demand for our packaging depends on demand for the products which use our packaging, which is primarily consumer driven. General economic conditions may adversely impact consumer confidence resulting in reduced spending on our customers’ products and, thereby, reduced or postponed demand for our products.

Adverse economic conditions may also lead to more limited availability of credit, which may have a negative impact on the financial condition, particularly on the purchasing ability, of some of our customers and distributors and may also result in requests for extended payment terms, and result in credit losses, insolvencies and diminished sales channels available to us. Our suppliers may have difficulties obtaining necessary credit, which could jeopardize their ability to provide timely deliveries of raw materials and other essentials to us. Adverse economic conditions may also lead to suppliers requesting credit support or otherwise reducing credit, which may have a negative effect on our cash flows and working capital.

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

Ardagh Group S.A.

ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments.

Furthermore, the economic outlook could be adversely affected by the risk that one or more eurozone countries could leave the European Monetary Union, or the euro as the single currency of the eurozone could cease to exist. Any of these developments, or the perception that any of these developments are likely to occur, could have a material adverse effect on the economic development of the affected countries and could lead to severe economic recession or depression, and a general anticipation that such risks will materialize in the future could jeopardize the stability of financial markets or the overall financial and monetary system. This, in turn, would have a material adverse effect on our business, financial position, liquidity and results of operations. See below “The United Kingdom’s withdrawal from the European Union may have a negative effect on our financial condition and results of operations.”

We face intense competition from other metal and glass packaging producers, as well as from manufacturers of alternative forms of packaging.

Metal Beverage Packaging

The sectors in which Metal Beverage Packaging operates are relatively mature and competitive. Prices for the products manufactured by our Metal Beverage Packaging business are primarily driven by raw material costs. Competition in the market is based on price and, increasingly, on innovation, design, quality and service. Our principal competitors include Ball Corporation, Crown Holdings and Can Pack. To the extent that any one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially and adversely affected, which could have a material adverse effect on our business.

Metal Beverage Packaging is subject to substantial competition from producers of packaging made from plastic, carton and composites, particularly from producers of plastic packaging. Changes in consumer preferences in terms of packaging materials, style and product presentation can significantly influence sales. An increase in Metal Beverage Packaging’s costs of production or a decrease in the costs of, or an increase in consumer demand for alternative packaging could have a material adverse effect on our business, financial condition and results of operations.

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

Ardagh Group S.A.

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

Some customers meet some of their metal beverage and glass packaging requirements through self-manufacturing, reducing their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its Metal Container Corporation subsidiary in the United States. In glass packaging, companies which satisfy some of their requirements through self-manufacture include AB InBev and Gallo, which manufacture glass packaging in the United States, and AB InBev and Constellation Brands, which produce glass packaging in Mexico. The potential vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between metal beverage and glass packaging supply and demand. The growth of vertically integrated operations could have a material negative impact on our future performance.

An increase in metal beverage can or glass container manufacturing capacity without a corresponding increase in demand for metal beverage cans or glass packaging could cause prices to decline, which could have a material adverse effect on our business, financial condition and results of operations.

The profitability of metal beverage or glass packaging companies is heavily influenced by the supply of, and demand for, metal or glass packaging.

We cannot assure you that metal beverage can or glass container manufacturing capacity in any of our markets will not increase further in the future, nor can we assure you that demand for metal beverage or glass packaging will meet or exceed supply. If metal beverage can or glass container manufacturing capacity increases and there is no corresponding increase in demand, the prices we receive for our products could materially decline, which could have a material adverse effect on our business, financial condition and results of operations.

As our customers are concentrated, our business could be adversely affected if we were unable to maintain relationships with our largest customers.

Metal Beverage Packaging’s ten largest customers accounted for approximately 65% of its 2019 consolidated revenues. Glass Packaging’s ten largest customers accounted for approximately 41% of its 2019 revenues. Our ten largest customers accounted for approximately 47% of our 2019 continuing operations revenues.

We believe our relationships with these customers are good, but there can be no assurance that we will be able to maintain these relationships.  For the Group, approximately three quarters of our sales agreements, for the year ended December 31, 2019, were under multi-year supply agreements of varying terms of generally one to five years. Although these arrangements have provided, and we expect they will continue to provide, the basis for long‑term partnerships with our customers, there can be no assurance that our customers will not cease purchasing our products. If our customers unexpectedly reduce the amount of glass packaging and/or metal cans they purchase from us, or cease purchasing our glass packaging and/or metal cans altogether, our revenues could decrease and our inventory levels could increase, both of which could have an adverse effect on our business, financial condition and results of operations. In addition, while we believe that the arrangements that we have with our customers will be renewed, there can be no assurance that such arrangements will be renewed upon their expiration or that the terms of any renewal will be as favorable to us as the terms of the current arrangements. There is also the risk that our customers may shift their filling operations to locations in which we do not operate. The loss of one or more of these customers, a significant reduction in sales to these customers or a significant change in the commercial terms of our relationship with these customers could have a material adverse effect on our business.

Ardagh Group S.A.

Further consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Some of our largest customers have previously acquired companies with similar or complementary product lines. For example, in 2016 AB InBev acquired SABMiller and in 2015 Kraft Foods Group merged with H.J. Heinz Holding Corporation. Such consolidation has increased the concentration of our net sales with our largest customers and may continue in the future. In many cases, such consolidation may be accompanied by pressure from customers for lower prices. Increased pricing pressures from our customers may have a material adverse effect on our business, financial condition and results of operations. In addition, this consolidation may lead manufacturers to rely on a reduced number of suppliers. If, following the combination of one of our customers with another company, a competitor was to be the main supplier to the consolidated companies, this could have a material adverse effect on our business, financial condition or results of operations.

A significant write down of goodwill would have a material adverse effect on our financial condition and results of operations.

Goodwill at December 31, 2019 totaled $1.6 billion. The Company evaluates goodwill annually (or more frequently if impairment indicators arise) for impairment. The valuation methods used include those requiring the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of the Company’s groups of cash generating units. Future changes in the cost of capital, expected cash flows, or other factors may cause the Company’s goodwill to be impaired, resulting in a non‑cash charge against results of operations to write down goodwill for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on the Company’s financial condition and results of operations.

Our profitability could be affected by varied seasonal demands.

Demand for Metal Beverage Packaging’s and Glass Packaging’s products is seasonal. Metal Beverage Packaging’s sales are typically greater in the second and third quarters of the year, with generally lower sales in the first and fourth quarters. Unseasonably cool weather during the summer months can reduce demand for certain beverages packaged in metal beverage cans.

Demand for our Glass Packaging products is typically strongest during the summer months and in the period prior to the holidays in December because of the seasonal nature of the consumption of beer and other beverages. Unseasonably cool weather during the summer months can reduce demand for certain beverages packaged in our glass packaging. Similarly, weather conditions can reduce crop yields and adversely affect customer demand for glass packaging for fruit and vegetable end-use categories which could have a material adverse effect on our business, financial condition and results of operations.

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

The raw materials that we use have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather, transportation, production delays or other factors. In such an event, no assurance can be given that we would be able to secure our raw materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. Any such shortages, as well as material increases in the cost of any of the principal raw materials that we use, including the introduction of tariffs, such as the introduction of 25% on steel and 10% on aluminum in the United States in 2018, which remain in effect. Further tariffs,

Ardagh Group S.A.

duties or other increases in the cost to transport materials to our production facilities, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the relative price of oil and its by-products may impact our business, by affecting transport, lacquer and ink costs.

The primary raw materials that we use for Metal Beverage Packaging are aluminum ingot and steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. While raw materials are generally available from independent suppliers, raw materials are subject to fluctuations in price and availability attributable to a number of factors, including general economic conditions, commodity price fluctuations (with respect to aluminum on the London Metal Exchange), the demand by other industries for the same raw materials and the availability of complementary and substitute materials. Adverse economic or financial changes could impact our suppliers, thereby causing supply shortages or increasing costs for our business.

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

The supplier industries from which Metal Beverage Packaging receives its raw materials are relatively concentrated, and this concentration can impact raw material costs. Over the last ten years, the number of major aluminum and steel suppliers has decreased and there remains the possibility of further consolidation. Further consolidation could hinder our ability to obtain adequate supplies of these raw materials and could lead to higher prices for aluminum and steel.

Glass Packaging also consumes significant amounts of raw materials in the manufacturing process, in particular, glass sand, limestone and soda ash (natural or synthetic). Crushed recycled glass (“cullet”) is also a key raw material that is used in varying percentages, depending on the type of glass manufactured and the availability of cullet in a particular market. The combination of higher energy prices and a tight supply market has resulted in a historic increase in price for soda ash. Further increases in demand without corresponding increase in supply may put pressure not only on soda ash, but also on some other raw materials. The price, quality and availability of cullet varies widely from one region to another and is dependent on a number of factors, including glass collection and its effectiveness and the distance of our production sites to population centers where the waste glass is generated. Changes in regulations related to glass collection and recycling, including, for example, the introduction of deposit recycling schemes (“DRS”) such as proposed in Scotland, could have a significant impact on the availability of cullet and on its price. Any significant increase in the price of the raw materials we use to manufacture glass could have a material negative impact on our business, financial condition and results of operations.

The failure to obtain adequate supplies of raw materials or future price increases could have a material adverse effect on our business, financial condition and results of operations.

Currency, interest rate fluctuations and commodity prices may have a material impact on our business.

The Company’s functional currency is the euro and we present our financial information in U.S. dollar. Insofar as possible, we actively manage currency exposures through the deployment of assets and liabilities throughout the Group and, when necessary and economically justified, enter into currency hedging arrangements to manage our exposure to foreign currency fluctuations by hedging against rate changes with respect to our functional currency, the euro. However, we may not be successful in limiting such exposure, which could adversely affect our business, financial condition and results of operations. In addition, our presented results may be impacted as a result of fluctuations in the U.S. dollar exchange rate versus the euro.

Ardagh Group S.A.

Metal Beverage Packaging has production facilities in 9 different countries worldwide. It also sells products to, and obtains raw materials from, companies located in these and different regions and countries globally. As a consequence, a significant portion of consolidated revenue, costs, assets and liabilities of Metal Beverage Packaging are denominated in currencies other than the euro, particularly the U.S. dollar, the British pound and Brazilian real. The exchange rates between the currencies which we are exposed to, such as the euro, the U.S. dollar, the British pound and the Brazilian real, have fluctuated significantly in the past and may continue to do so in the future.

Metal Beverage Packaging incurs currency transaction risks primarily on metal purchases (or the hedging of those purchases), as metal prices are denominated in U.S. dollars, and on revenue denominated in currencies other than the euro fulfilled from euro‑participant territories (or the hedging of those sales).

A substantial portion of the assets, liabilities, revenues and expenses of Glass Packaging is denominated in U.S. dollars, British pounds, Swedish krona, Danish krone and Polish zloty. Fluctuations in the value of these currencies with respect to the euro have had, and may continue to have, a significant impact on our financial condition and results of operations. For the year ended December 31, 2019, 72% of our continuing operations revenues were from countries with currencies other than the euro.

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

Ardagh Group S.A.

prices will vary in the future. If energy costs increase further in the future, we could experience a significant increase in operating costs, which could, if we are not able to recover these costs increases from our customers through selling price increases, have a material adverse effect on our business, financial condition and results of operations.

Our ability to fully pass-through input costs may have an adverse effect on our financial condition and results of operations.

A significant number of our sales contracts with customers include provisions enabling us to pass-through increases in certain input costs, which help us deliver consistent margins. However, there is no assurance that the Company will be in a position to fully recover increased input costs from all of our customers, as had been the case in recent years with respect to the elevated freight and logistics costs incurred in our Metal Beverage Packaging and Glass Packaging businesses in North America.

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

Ardagh Group S.A.

Our Glass Packaging business requires relatively high levels of capital expenditures, which we may be unable to fund.

Our Glass Packaging business requires relatively high levels of maintenance capital expenditures. We may not be able to make such capital expenditures if we do not generate sufficient cash flow from operations, have funds available for borrowing under our existing credit facilities to cover these capital expenditure requirements or if we were restricted from incurring additional debt to cover such expenditures or as a result of a combination of these factors. If we are unable to meet our capital expenditure plans, we may not be able to maintain our manufacturing capacity, which may negatively impact our competitive position and ultimately, our revenues and profitability. If we are unable to meet our maintenance capital expenditures, our manufacturing capacity may decrease, which may have a material adverse effect on our profitability.

Our expansion strategy may adversely affect our business.

We aim over the longer term to continue to expand our packaging activities. Such future expansion may require us to capitalize on strategic opportunities including the further acquisition of existing businesses. As we believe that such businesses may be acquired with modest equity and relatively high levels of financial leverage given the cash‑generating capabilities of our business streams, our leverage may increase in the future in connection with any acquisitions. This could have an adverse effect on our business, financial condition and results of operations. In addition, any future expansion is subject to various risks and uncertainties, including the inability to integrate effectively the operations, personnel or products of acquired companies and the potential disruption of existing businesses and diversion of management’s attention from our existing businesses. Furthermore, there can be no assurance that any future expansions will achieve positive results.

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

Our investment in Trivium is accounted as a joint venture using the equity method which may result in the Group’s accounting carrying value  of its investment reducing should Trivium incur post-tax losses.

The Group holds approximately 42% of the ordinary shares of Trivium.  As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for as a joint venture under the equity method.  The Group’s carrying amount of its interest under the equity method, which at December 31, 2019 totaled $0.4 billion, will change as a result of the requirements of the equity method. The equity method results in the Group accounting for its share of the post-tax profit or loss and share of the other comprehensive income of Trivium. As Trivium has a

Ardagh Group S.A.

substantial amount of debt and significant debt service obligations and may incur post tax and other comprehensive losses, the Group’s accounting carrying value of its interest may reduce as a result of the requirements of equity accounting.

We have potential indemnification obligations relating to divestments.

We have previously divested a number of businesses, including, in 2019, the divestment of Food & Specialty Metal Packaging. Pursuant to these agreements, we may be required to provide indemnification to the acquirers for damages resulting from a breach of any representation, warranty or covenants contained therein. To the extent that we are required to make any significant payments under these indemnification provisions, these payments could adversely impact our business, financial condition and results of operations.

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

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to our furnaces and plant operations. We require a variety of permits to conduct our operations, including operating permits such as those required under various U.S. laws, including the federal Clean Air Act, and the EU Industrial Emissions Directive water and trade effluent discharge permits, water abstraction permits and waste permits. We are in the process of applying for, or renewing, permits at a number of our sites. Failure to obtain and maintain the relevant permits, as well as noncompliance with such permits, could have a material adverse effect on our business, financial condition and results of operations.

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

In order to comply with air emission restrictions, significant capital investments may be necessary at some sites. For example, to comply with U.S. environmental regulations and the demands of the EPA, VNA, which we acquired in 2014, we agreed to make sizable investments to replace or install new electrostatic precipitators and other equipment in order to control the air emissions at certain sites located in the United States. In 2010, prior to the 2014 acquisition of VNA by Ardagh, VNA and the EPA signed a global consent decree pursuant to which VNA has made investments estimated at up to an aggregate of $112 million over a ten‑year period, excluding operating costs of the systems installed. In addition, we paid a penalty amounting to $2.5 million, excluding interest, pursuant to this consent decree.

We have received notices of violation from the EPA for alleged violations under the Clean Air Act’s Prevention of Significant Deterioration, New Source Performance Standards and Title V provisions stemming from past furnace‑related projects at our other glass manufacturing facilities unrelated to our acquisition of VNA, including furnace‑related projects conducted by third parties who owned the facilities before us. The EPA has sent information

Ardagh Group S.A.

requests to a number of our glass manufacturing facilities concerning furnace‑related projects, as well as our air pollutant emissions more generally, which could culminate in notices of violation or other enforcement.

In Europe, under the IED and its reference document for “Best Available Techniques” for glass manufacturing plants and metal manufacturing plants with surface treatment using solvents, permitted emissions levels from these plants including ours are reduced substantially periodically. In Germany, technical guidelines, TA Luft, set forth emission thresholds which could potentially result in stricter limits in the future. These types of changes could require additional investment in our affected operations. Our business is also affected by the EU Emission Trading Scheme, which limits emissions of greenhouse gases. See “Item 4 Information on the Company—Environmental, Health and Safety and Product Safety Regulation”. This scheme, any future changes to it and any additional measures required to control the emission of greenhouse gases that may apply to our operations could have a material adverse effect on our business, financial condition and results of operations. California has implemented a similar program, which results in the need for us to incur potentially significant compliance costs, including for the purchase of offsets against our greenhouse gas emissions. There are also some municipalities exploring further regulation to reduce or in some cases eliminate natural gas usage.

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

Changes in laws and regulations relating to deposits on, and any limits or restrictions to recycling of, glass or metal packaging could adversely affect our business if implemented on a large scale in the major markets in which we operate. Changes in laws and regulations laying down restrictions on, and conditions for use of, food contact materials or on the use of materials and agents in the production of our products could likewise adversely affect our business. Changes to health and food safety regulations could increase costs and also might have a material adverse effect on revenues if, as a result, the public attitude toward end‑products, for which we provide packaging, were substantially affected.

Ardagh Group S.A.

Additionally, the effectiveness of new standards such as the ones related to recycling or deposits on different packaging materials could result in excess costs or logistical constraints for some of our customers who could choose to reduce their consumption and terminate the use of glass or metal packaging for their products. We could thus be forced to reduce, suspend or even stop the production of certain types of products. The regulatory changes could also affect our prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food packaging that might affect the market shares for glass, the volumes produced or production costs.

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

Other changes, such as restrictions on bisphenol A in coatings for some of our products or potential legislation on the industry’s use of non-food or beverage contact perfluoroalkyl and polyfluoroalkyl substance chemicals, have required us to develop substitute materials for our production.

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

Ardagh Group S.A.

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

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial condition and results of operations, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters. See Note 28 to the consolidated financial statements.

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

Changes in consumer preferences and tastes can have an impact on demand for our customers’ products, which in turn can lead to reduced demand for our products. In the United States, for example, the growth in consumption of imported beer and in newer beverage categories such as hard seltzers, has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category.

Certain end‑products represent a significant proportion of our packaging market. Additionally, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand decreased temporarily, and the imposition of such taxes in the future may lower the demand for certain soft drinks and beverages that our customers produce, which may cause our customers to respond by reducing their purchases of our metal and glass packaging products. Consumer tax legislation and future attempts to tax sugar or energy drinks or to lower consumption of certain alcoholic and non-alcoholic categories by other jurisdictions could reduce the demand for our products and adversely affect our profitability.

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

As of December 31, 2019, our accumulated post‑retirement benefit obligation was approximately $716 million. The additional costs associated with these and other benefits to employees could have a material adverse effect on our financial condition.

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

Ardagh Group S.A.

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

We depend on our executive team, who are identified under “Item 6—Directors, Senior Management and Employees” of this annual report. The loss of services of any of the members of our executive team, members of senior management or other key personnel could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions and there is no assurance that we would be able to locate or employ such qualified personnel on terms acceptable to us or at all.

The United Kingdom’s withdrawal from the European Union may have a negative effect on our financial condition and results of operations.

Approximately 12% of our total 2019 continuing operations revenue has been derived from revenues generated in the United Kingdom and 7 of our 56 Metal Beverage or Glass Packaging manufacturing facilities are located in the United Kingdom.

On March 29, 2017, the United Kingdom gave notice to the European Union under Article 50 of the Treaty of European Union of its decision to withdraw from the European Union (‘‘Brexit’’). The withdrawal of the United Kingdom from the European Union occured on January 31, 2020.

Following Brexit on January 31, 2020, the United Kingdom left the European Union and entered into a transition period set to expire on December 31, 2020. Following the end of the transition period, there may be changes in the legal rights and obligations among commercial parties in the United Kingdom and the European Union, including (among others) financial institutions, suppliers and service providers and their respective customers. Any changes to the trading relationship between the United Kingdom and the European Union may adversely affect the cost or timing of imports, including aluminum and coatings in our Metal Beverage Packaging operations and molds and machinery in our Glass Packaging operations.

Ardagh Group S.A.

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

Brexit may also have an adverse impact on our business, employees and customers in the United Kingdom. In addition, changes in laws and regulations after the end of the transition period, including import, tax and employment laws and regulations, could adversely impact the results of operations of our U.K. business. For example, a portion of our U.K. employees are likely to be citizens of other European countries and there is a risk that Brexit will adversely affect our and our contractors’ and suppliers’ ability to retain and recruit employees from this wider European labor market, which may lead to labor shortages and higher costs.

Further, political instability as a result of Brexit may result in a material negative effect on credit markets and foreign direct investments in Europe and the United Kingdom. For example, the announcement of the Brexit vote caused significant volatility in global stock markets and currency exchange rate fluctuations that resulted in the weakening of the exchange rate of the British pound. Uncertainty concerning the terms of Brexit during and following the transition period could cause further volatility in the British pound against other currencies, and thus increase our foreign exchange risk. See also our risk factor entitled “Currency, interest rate fluctuations and commodity prices may have a material impact on our business.” This deterioration in economic conditions could result in increased unemployment rates, increased short- and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes.

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

Ardagh Group S.A.

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

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the Notes.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2019, we had total borrowings and net debt of $5.9 billion and $5.3 billion, respectively.  For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Our substantial debt could have negative consequences for us and for our shareholders. For example, our substantial debt could:

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

In addition, a portion of our debt bears interest at variable rates that are linked to changing market interest rates. Although we may hedge a portion of our exposure to variable interest rates by entering into interest rate swaps, we cannot assure you that we will do so in the future. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

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

Ardagh Group S.A.

•	the election of our board of directors and, through our board of directors, decision making with respect to our business direction and policies, including the appointment and removal of our officers;
•	mergers and de‑mergers;
•	changes to our Articles; and
•	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which holders of our Class A common shares might otherwise receive a premium for their shares.

In addition, our Parent Company may continue to be able to control the outcome of most matters submitted to our shareholders for approval even if their shareholdings represent less than 50% of all issued shares. Due to the 10‑to‑1 voting ratio between our Class B and Class A common shares, our Parent Company will continue to control a majority of the combined voting power of our issued and outstanding share capital even when Class B common shares represent substantially less than 50% of all issued and outstanding common shares. This concentrated control will limit the ability of holders of our Class A common shares to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common shares could be adversely affected.

The Company has agreed with the Parent Company to take such actions as are necessary to implement a reorganization of the Parent Company so that shareholders of the Parent Company become proportionate direct holders of our common shares, provided that the aggregate number of Class B common shares received by such shareholders in such event shall be substantially the same as or fewer than (adjusting for fractional shares) the number of the Class B common shares owned by the Parent Company immediately prior to the date of such event. If such a reorganization were to occur, we anticipate that such holders who are Qualified Holders (as defined under “Item 10. Additional Information—B. Memorandum and articles of association”) will be entitled to elect to receive either Class A common shares or Class B common shares in the reorganization and that following the reorganization, holders of Class B common shares may continue to collectively have voting power that would allow them to control the outcome of most matters requiring shareholder approval. The pre‑IPO shareholders of the Parent Company are also permitted, in our Articles, to transfer Class B common shares among themselves and to certain family members and permitted entities.

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

Ardagh Group S.A.

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

As we are a holding company, our ability to pay cash dividends on our shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing the current indebtedness of us and our subsidiaries or future indebtedness that we or our subsidiaries may incur.

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

Our corporate affairs are governed by our Articles and Luxembourg Law. In the performance of its duties, the board of directors is required to act as a collegiate body in the interest of the Company. It is possible that the Company may have interests that are different from interests of the shareholders. If any member of our board of directors has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the Company, Luxembourg Law provides that such director will not be entitled to participate in deliberations on and exercise his vote with respect to the approval of such transaction. If the interest of such a member of the board of directors does not conflict with the interests of the Company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction.

All of our shareholder meetings will take place in Luxembourg. Shareholders may vote by proxy or in person at any general meeting.

Ardagh Group S.A.

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

The super voting rights of our Class B common shares and other anti‑takeover provisions in our Articles might discourage or delay attempts to acquire us.

In addition to the super voting rights of our Class B common shares, our Articles contain provisions that may make the acquisition of our Company more difficult, including the following:

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

•

Notice Requirements for Shareholder Proposals.  Luxembourg Law and our Articles provide that one or more shareholders together holding at least the 10% threshold may request the addition of one or more items to the agenda of any general meeting. The request must be sent to the registered office by registered mail, at least five clear days before the meeting is held. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These requirements may make it difficult for our shareholders to bring matters before a general meeting.

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

Ardagh Group S.A.

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

As a result of the foregoing exemptions, we can cease voluntary compliance at any time, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a listed company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes‑Oxley Act and the listing standards of the NYSE. The requirements of these rules and regulations may further, increase our legal, accounting, and financial compliance costs and make some activities more difficult, time consuming and costly.

The Sarbanes‑Oxley Act requires, among other things that, as a listed company, our principal executive officer and principal financial officer certify the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. Any failure to maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered

Ardagh Group S.A.

public accounting firm audits of our internal control over financial reporting. Ineffective disclosure controls and procedures or ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information.

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

Ardagh Group traces its origins back to 1932 in Dublin, Ireland, when the Irish Glass Bottle Company was founded and listed on the Irish Stock Exchange. The Company operated a single glass plant in Dublin, largely serving the domestic beverage and food customer base until 1998, when Yeoman International, led by the current Chairman and Chief Executive Officer and major shareholder, Paul Coulson, took an initial stake in Ardagh, becoming Chairman later that year.

Since 1999, we have played a major role in the consolidation of the global metal and glass packaging industries, completing 23 acquisitions and significantly increasing our scope, scale, and geographic presence. Acquisitions, divestments and investments in greenfield projects to strengthen our position in selected segments have included the following transactions:

•	In 1999, we acquired Rockware PLC, from Owens‑Illinois for approximately GBP 247 million, which established the Company as the leading glass packaging producer in the U.K. and Ireland;
•	In 2007, we acquired Rexam PLC’s European glass packaging business for approximately €657 million, broadening our presence across Continental Europe;

Ardagh Group S.A.

•	In 2010, we acquired Impress Group for approximately €1.7 billion, which diversified our presence into metal packaging;
•

In 2012, we acquired Leone Industries Inc., a single plant glass packaging business in New Jersey, United States for approximately $220 million, representing our first expansion into the U.S. glass packaging market. We also acquired Anchor Glass for $880 million, the third largest producer of glass packaging in the United States, operating eight glass packaging plants;

•

In 2014, we completed the acquisition of VNA, the second largest glass packaging producer in North America, with 13 manufacturing plants in the United States, for $1.5 billion. The VNA Acquisition expanded our glass packaging business in North America into new geographies and end‑use categories. We also divested six former Anchor Glass plants and ancillary assets as a condition of gaining approval for this acquisition;

•

In 2015, we completed an investment of approximately $220 million in two new food can‑making facilities in Roanoke, Virginia and Reno, Nevada, as well as a significant expansion of our Conklin, New York, ends plant;

•

In 2016, we acquired 22 plants required to be divested by Ball Corporation and Rexam PLC as a condition of Ball Corporation’s acquisition of Rexam PLC. This acquisition, for a total consideration of €2.7 billion, broadened our presence in metal packaging to include leading global beverage can market positions; and

•

In 2019, we combined our Food & Specialty Metal Packaging business with the business of Exal Corporation, controlled by the Ontario Teachers’ Pension Plan Board, to form Trivium Packaging B.V., a global leader in metal packaging. As consideration, Ardagh received a stake of approximately 42% in Trivium and $2.6 billion in cash proceeds, subject to customary completion adjustments.

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

We are a leading supplier of innovative, value‑added rigid packaging solutions. Our products include metal beverage cans and glass containers primarily for beverage and food markets, which are characterized by stable, consumer‑driven demand. Our end‑use categories include beer, wine, spirits, CSD, energy drinks, juices and flavored waters. Our customers include a wide variety of leading consumer product companies which value our packaging products for their features, convenience and quality, as well as the end‑user appeal they offer through design, innovation, functionality, premium association and brand promotion. With our significant invested capital base, extensive technological capabilities and manufacturing know‑how, we believe we are well‑positioned to continue to meet the dynamic needs of our global customers. We have mainly built our Company through strategic acquisitions and other corporate transactions and have established leadership positions in large, attractive markets in beverage cans and glass containers.

We serve over 1,500 customers across more than 80 countries, comprised of multi‑national companies, large national and regional companies and numerous local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of CPGs, which own some of the best known brands in the world. We have a stable customer base with long-standing relationships and approximately three quarters of our sales are generated under

Ardagh Group S.A.

multi‑year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass‑through provisions, which help us deliver generally consistent margins.

We operate 56 production facilities in 12 countries and employ approximately 16,300 personnel. Our plant network includes 23 metal beverage can production facilities and 33 glass production facilities. Our plants are generally located to serve our customers’ filling locations. Certain facilities may also be dedicated to end‑use categories, enhancing product‑specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long‑lived production facilities, which, together with our skilled workforce and related manufacturing process know‑how, supports our competitive positions.

We are committed to market‑leading innovation and product development and maintain dedicated innovation, development and engineering centers in the United States and Europe to support these efforts. These facilities focus on three main areas: (i) innovations that provide enhanced product design, differentiation and user friendliness for our customers and end‑use consumers; (ii) innovations that reduce input costs to generate cost savings for both our customers and us (downgauging and lightweighting); and (iii) developments to meet evolving product safety standards and regulations.

Our sustainability focus is centered on minimizing the impact of our operations and products on the environment, while promoting a healthy and safe workplace for our employees.

In pursuance of this environmental objective we seek to promote recycling of our products, enhance our product design and target continuous improvement in our processes. Metal and glass are both infinitely recyclable, without any degradation in quality, differentiating them from many other packaging substrates. This is expected to continue to enhance their appeal, as consumer awareness of sustainability and the environment grows.

Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 55% in the United States,76% in Europe and 98% in Brazil. The use of recycled aluminum reduces energy consumption by over 90% compared with the alternative of producing aluminum cans from its virgin source. In glass packaging, we aim to maximize the use of recycled glass, or cullet, in our production process, thereby reducing energy consumption and emissions.

In Europe, the recycling rate for glass packaging is 76% with up to 90% used in some of our furnaces. Recycling rates for glass packaging in the United States are significantly lower at 34%. We are committed to working, including with industry associations, to promote recycling rates in the regions in which we operate. Feve, the European glass federation, has targeted an increase in glass recycling rates in the European Union to 90% by 2030. In addition, we have investments and partnerships in Europe to enhance our supply of cullet and are seeking to increase supply in the United States.

We continuously aim to reduce the material and resource usage in the production of our products, through downgauging (of metal beverage cans) and lightweighting (of glass containers). In addition, we have established specialist groups across our business and promote best practice sharing, to drive continuous improvement.

We have established targets for reductions in energy consumption, emissions, water usage, waste and other metrics and report in our Sustainability Report (available at www.ardaghgroup.com) on progress towards their achievement. We also submit data to CDP (formally the Carbon Disclosure Project) and have been awarded A- in respect of climate change, A in relation to supplier relations and B in the water management category.

We seek to embed a culture of safety awareness across our business and seek to minimize accidents and injuries through continuous training and education.

We have established a Board Sustainability Committee to direct our initiatives in this area and appointed a Chief Sustainability Officer in 2019.

Ardagh Group S.A.

Our leading global positions have been established through acquisitions, with 23 successful acquisitions completed over the past 21 years. In 2016, we completed the Beverage Can Acquisition, comprising 22 beverage can production facilities in Europe, North America and Brazil which, on a combined basis, we believe is the third largest beverage can business globally.

In addition to organic and acquisitive growth initiatives, we have also expanded our footprint through strategic investments in new capacity to support our customers’ growth, including most recently a new beverage can ends facility in Manaus, Brazil, completed in 2018. These initiatives, as well as other acquisitions and investments over many years, in existing and adjacent end‑use categories, have increased our scale and diversification and provided opportunities to grow our business with both existing and new customers.

Our loss from continuing operations for the year ended December 31, 2019 was $284 million. Adjusted EBITDA and net cash from operating activities for the year ended December 31, 2019 from continuing operations were $1,173 million and $698 million, respectively.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2019:

Revenue by Destination
Rest of World
7%
Europe
46%
North
America
47%

Our Industry

The global packaging industry is a large, consumer‑driven industry with stable growth characteristics. We operate in the metal beverage can and glass container sectors and our target regions are Europe, North America and Brazil. Metal beverage cans and glass containers are attractive to brand owners, as their strength and rigidity allows them to be filled at high speeds and easily transported, while their shelf‑stable nature means that refrigeration is not required, thereby resulting in further energy savings in the supply chain. The ability to customize and differentiate products supplied in metal beverage cans and glass containers, through innovative design, shaping and printing, also appeals to our customers. Both the metal and the glass container markets have been marked by progressive downgauging (metal cans) and lightweighting (glass containers), which have generated material savings in input costs and logistics, while enhancing the consumer experience. This reduction in raw material and energy usage in the manufacturing process has also increased the appeal to end‑users, who are increasingly focused on sustainability.

Ardagh Group S.A.

Our Competitive Strengths

•

Leader in Rigid Packaging.  We believe we are one of the leading suppliers of metal beverage can and glass packaging solutions, capable of supplying multi-national beverage and food producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe. In addition, we believe that we are the #3 supplier of metal beverage cans by value in the United States and Brazil. We believe that we are the #2 supplier of glass packaging by value globally. In the United States, we believe we are the #2 supplier of glass packaging by value, serving the beer, food, wine, spirits and other beverage sectors. In addition, we believe we are the #3 supplier of glass packaging by value in Europe and the #1 supplier of glass packaging by value in Northern Europe, Germany, the United Kingdom and the Nordic region, serving the beer, food, wine, spirits, non-alcoholic beverage and pharmaceutical end-use categories. We believe the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service underpins our leading positions.

•

Long‑term relationships with diverse blue‑chip customer base. We supply some of the world’s best-known brands with innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, large national and regional beverage and food companies, as well as numerous local companies. Some of our major customers include AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Monster Beverage, PepsiCo and Grupo Petrópolis, among others. Approximately three-quarters of our revenues are derived from multi-year contracts of between two and ten years, most of which include input cost pass-through provisions.

•

Focus on stable markets.  We derive over 90% of our revenues in Europe and North America, mature markets characterized by predictable consumer spending, stable supply and demand and low cyclicality, with the balance largely derived from the Brazilian beverage market, where pack mix shifts and rising consumption have resulted in long-term growth for the metal beverage can industry. Furthermore, over 97% of our revenues are generated from the stable beverage and food end-use categories, including beer, wine, spirits, non-alcoholic and other beverages, as well as vegetables and sauces.

•

Highly contracted revenue base. Approximately three-quarters of our sales are made pursuant to multi-year contracts, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs. Specifically, such arrangements include (i) multi-year contracts that include input cost pass-through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis at the same time that we determine our input costs for the relevant year.

•

Well‑invested asset base with significant scale and operational excellence.  We operate 56 strategically-located production facilities in 12 countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities by applying our lean manufacturing techniques (‘‘Lean’’). Our Operational Excellence Group and Central Technical Services group in Glass Packaging and our engineering teams in Metal Beverage Packaging supplement our Lean initiatives and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability and innovation will enable us to continue to drive growth and profitability.

•

Technical leadership and innovation.  We have advanced technical and manufacturing capabilities in both metal beverage and glass packaging, including research and development and engineering  centers in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. In addition, our subsidiary, Heye International, is a leading provider of engineering solutions to the glass container industry

Ardagh Group S.A.

globally, with significant proprietary know-how and expertise. We continually seek to improve the quality of our products and processes, through focused investment in new technology. These capabilities have enabled us to develop product and process innovations to meet the dynamic needs of our customers. Our innovations have also been recognized with numerous industry awards and accreditations. We have significant expertise in the production of value-added metal beverage cans, both aluminum and steel, with features such as high-quality graphic designs, colored tabs and tactile finishes. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans. In Glass Packaging, our focus has been on product development, process improvement and cost reduction, which has resulted in progressive advances such as container lightweighting and the increased use of cullet in the production process. This has delivered significant environmental benefits by reducing the use of raw materials and energy.

•

Proven track record of generating attractive growth through successful acquisitions and business optimization. We have grown our business through a combination of acquisitions, organic growth and business optimization, which has significantly increased the size and scope of our Company and the breadth of our product offering. We have successfully integrated these acquired businesses and realized or exceeded targeted cost synergies. We believe we can continue to create value for shareholders through strategic transactions, including acquisitions and business combinations, ongoing optimization and synergy realization. In 1998, under Irish GAAP, our revenue and Adjusted EBITDA were €51 million and €10 million respectively. In 2019, under IFRS, our revenue and Adjusted EBITDA from continuing operations have grown to $6,660 million and $1,173 million, respectively. We believe we maintain attractive margins and generate significant cash flow and returns on capital for our shareholders. For the year ended December 31, 2019, our Adjusted EBITDA margin and our net cash from operating activities from continuing operations  were 17.6% and  $698 million, respectively. We also believe we can maintain attractive margins and grow cash flow through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.

•

Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the consumer packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Our board of directors, led by our Chairman and Chief Executive Officer, has a high degree of indirect ownership in our Company, which we believe promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Ardagh Group S.A.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also continue to evaluate other acquisitions and strategic opportunities to enhance shareholder value. We pursue these objectives through the following strategies:

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

•

Enhance product mix and profitability.  We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage and food markets. We will continue to develop long-term partnerships with our customers and selectively pursue such opportunities with existing and new customers that will grow our business and enhance our overall profitability.

•

Apply leading process technology and technical expertise. We intend to continue increasing productivity through the deployment of leading technology (including our in-house engineering, innovation and design capabilities), and development and dissemination of best practices and know-how across our operations.

•

Emphasize operational excellence and optimize manufacturing base. In managing our businesses, we seek to improve our efficiency, control our costs and preserve and expand our margins. We have consistently reduced total costs through implementing operational efficiencies, streamlining our manufacturing base and investing in advanced technology to enhance our production capacity. We continue to take actions to reduce costs by optimizing our manufacturing footprint, including through further investment in advanced technology and automation.

•

Carefully evaluate and pursue acquisitions and other strategic opportunities. We have achieved our current market positions by selectively pursuing acquisition and other strategic opportunities. Although our near term focus is to deliver through a combination of targeted growth investments and free cash flow generation, we will continue to evaluate opportunities in line with our objectives. We may selectively explore acquisitions and other strategic initiatives, in line with our stringent investment criteria and focus on enhancing shareholder value.

Ardagh Group S.A.

Our Divisions

Today, we manage our business in two divisions, Metal Beverage Packaging and Glass Packaging. The following charts illustrate the breakdown of our revenue and Adjusted EBITDA for the year ended December 31, 2019:

We are organized into four operating and reportable segments, Europe and Americas in Metal Beverage Packaging, and Europe and North America in Glass Packaging. The Group changed the composition of its operating and reporting segments following the disposal of its Food & Specialty Metal Packaging business which completed on October 31, 2019. Adjusted EBITDA is the performance measure used to manage and assess performance of our reportable segments.

Metal Beverage Packaging

We are one of the leading suppliers of consumer metal beverage packaging in the world. Following the Beverage Can Acquisition, we believe that we hold the #2 or #3 market positions in the beverage can industry in Europe, the United States and Brazil.

Metal Beverage Packaging sales represented approximately 51% of our total continuing operations revenues in 2019. Revenues and Adjusted EBITDA for Metal Beverage Packaging were $3,372 million and $503 million, respectively. For a discussion of the impact of seasonality on the Metal Beverage Packaging division, see “Item 5.—Operating and Financial Review and Prospects”.

The global packaging industry is a large, consumer-driven industry with stable growth characteristics. Within the $105 billion global metal packaging industry, the metal can packaging market is comprised of beverage cans (45%), food cans (30%), aerosol cans (10%) and other cans (15%), according to Smithers Pira*, a leading independent market research firm with extensive specialized experience in the packaging, paper and print industries. We compete in the beverage can sector of the consumer metal packaging industry. We estimate the beverage can sector to be approximately $25 billion with more than 300 billion beverage cans produced globally every year, of which nearly 90% were aluminum cans and the remainder of which were steel cans. Because the consumer metal beverage packaging industry primarily supplies packaging for food, drinks and other basic needs, it is considered to be a relatively stable market sector that is less sensitive to economic cycles than many other industries.

* Source: Smithers Pira—The Future of Metal Cans to 2023 (May 2018).

Ardagh Group S.A.

Manufacturing and Production

As of December 31, 2019, we operated 23 production facilities in 9 countries and had approximately 4,600 employees. Our plants are currently located in 7 European countries, as well as in Brazil and the United States.

The following table summarizes Metal Beverage Packaging’s principal production facilities as of December 31, 2019.

Location	Number of Production Facilities
United States	8
Germany	4
Brazil	3
United Kingdom	3
Other European countries(1)	5
23

(1)One facility in each of Austria, France, The Netherlands, Poland and Spain.

Industry Overview

We operate in the beverage can segment of the consumer metal packaging industry.

The beverage can sector is growing in each of Europe, North America and Brazil. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration, a trend that is expected to continue.

We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging to position their products in the market and differentiate them from alternative products. A growing awareness of sustainability issues among consumers, as well as potential regulatory or legislative changes in this area, are also expected to influence future packaging decisions by consumer product manufacturers. The development and production of premium, differentiated packaging products with additional value-added features require a higher level of design capabilities, manufacturing and process know-how and quality control than for more standardized products.

Customers

We operate production facilities in Europe, the United States and Brazil, and sell metal beverage cans to national and international customers in these regions. We supply leading manufacturers in each of the markets we serve, including AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Monster Beverage, PepsiCo and Grupo Petrópolis, among others.

The top ten Metal Beverage Packaging customers represented approximately 65% of Metal Beverage Packaging revenues in 2019. Overall, Metal Beverage Packaging’s revenue is backed by multi-year supply agreements, typically ranging from three to five years in duration. These contracts generally provide for the pass-through of metal price fluctuations and, in most cases, most of variable cost movements, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one-year’s duration, with prices based on expected purchase volumes.

Ardagh Group S.A.

Competitors

Our principal competitors in metal beverage packaging include Ball Corporation, Crown Holdings, and Can Pack.

Raw Materials and Suppliers

The principal raw materials used in Metal Beverage Packaging are aluminum, steel, coatings and lining compounds. Over 95% of our metal raw material spend in 2019 related to aluminum. Our major aluminum suppliers include Constellium, Hydro, Novelis and Tri-Arrows.

We continuously seek to minimize the price of raw materials and reduce exposure to price movements in a number of ways, including the following:

•	harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing;
•	entering into variable-priced pass-through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;
•	maintaining the focus on metal content reduction;
•	continuing the process of reducing spoilage and waste in manufacturing;
•	rationalizing the number of both specifications and suppliers; and
•	hedging the price of aluminum ingot and the related euro/U.S. dollar exposure.

Aluminum is typically purchased under three-year contracts, with prices that are fixed in advance. Despite an increase in the level of aluminum production being targeted to new end-use applications, including automotive and aerospace, we believe that adequate quantities of the relevant grades of packaging aluminum will continue to be available from various producers and that we are not overly dependent upon any single supplier. Some of our aluminum requirements are subject to tolling arrangements with our customers, whereby risk and responsibility for the procurement of aluminum is managed by the customer.

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

Innovation, Research and Development

The majority of Metal Beverage Packaging’s innovation, development and engineering activities are primarily concentrated at our regional technical center in Elk Grove, Illinois and at our research and development facility in Bonn, Germany. These centers focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, new product innovation and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our product facilities.

Metal Beverage Packaging currently holds and maintains a number of patent families, filed in several jurisdictions and covering a range of different products.

Ardagh Group S.A.

Glass Packaging

We manufacture both proprietary and non‑proprietary glass containers for a variety of end‑use categories, mainly beverage and food. Our proprietary products are customized to the exact specifications of our customers and play an important role in their branding strategies. Our non‑proprietary products deliver consistent performance and product differentiation through value‑added decoration, including embossing, coating, printing and pressure‑sensitive labeling. Our product offerings and continuing focus on operational excellence have enabled us to meet and exceed our customers’ requirements and consistently generate margins in Glass Packaging that compare well with other large competitors in the sector.

Glass Packaging revenues represented 49% of our total continuing operations revenues in 2019. For a discussion of the impact of seasonality on the Glass Packaging division, see “Item 5.—Operating and Financial Review Prospects”.

We believe we are the #1 supplier of glass packaging in Northern Europe by market share and the #3 supplier in Europe overall by market share, as well as the #2 supplier in the U.S. market by market share.

Products and Services

In addition to the manufacturing of proprietary and non-proprietary glass containers, Glass Packaging includes our glass engineering business, Heye International, which designs and supplies glass packaging machinery and spare parts for existing glass packaging machinery. We also provide technical assistance to third‑party users of our equipment and licensees of our technology. For the 2019 fiscal year, these activities represented approximately 2% of Glass Packaging’s revenues.

Manufacturing and Production

As of December 31, 2019, we operated 33 glass plants with 68 glass furnaces and had approximately 11,700 employees. We have glass manufacturing facilities in Denmark, Germany, Italy, the Netherlands, Poland, Sweden, the United Kingdom and the United States. We believe that our facilities are well maintained and that we generally have sufficient capacity to satisfy current and expected demand. We own all of our manufacturing facilities, some of which are subject to finance leases or similar financial arrangements. Certain of our warehousing facilities are leased from third parties.

The following table summarizes Glass Packaging’s principal production facilities as of December 31, 2019.

Location	Number of Production Facilities
United States	13
Germany	8
Netherlands	2
Poland	3
United Kingdom	4
Other European countries(1)	3
33

(1)Denmark, Italy and Sweden.

Industry Overview

Glass packaging is utilized in a wide range of end‑use categories in the beverage and food market, as well as in applications such as pharmaceuticals, cosmetics and personal care. We principally operate in the beverage and food

Ardagh Group S.A.

end‑use categories and benefit from the premium appeal of glass packaging to spirits, craft beer, wine and other brand owners, as higher levels of design and differentiation support end‑user brand perception and loyalty.

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

Customers

In certain end‑use categories, such as beer, wine, spirits and non‑alcoholic beverages, revenues are relatively concentrated among key customers with whom we have strong, long‑term relationships, mirroring the recent consolidation in these end‑use categories. Our top ten customers in Glass Packaging accounted for 41% of total glass revenues in 2019. Some of our largest and longest‑standing customers include AB InBev, Bacardi, Carlsberg, Coca‑Cola, Constellation Brands, Diageo, Heineken, J.M. Smucker, The Kraft Heinz Company, PepsiCo, Pernod Ricard, Sazerac, and Treehouse Foods.

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

We support an innovation, development and design effort, particularly at Heye International, which we believe is important to our ability to compete effectively. We are a member of glass research associations and other organizations that are engaged in initiatives aimed at improving the manufacturing processes and the quality and design of products, while continuing to meet our environmental responsibilities. In addition, we have three glass engineering facilities in Europe and the United States and we operate one of the largest in‑house decoration facilities in the European glass packaging industry.

Joint Venture

We hold a stake of approximately 42% in Trivium Packaging B.V. Trivium is a leading supplier of innovative, value-added, infinitely-recyclable metal packaging solutions with revenues of approximately $2.7 billion. Its products principally comprise metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, including food, seafood, pet food and nutrition, as well as beauty and personal care. Trivium’s customer base spreads over 1,300 customers across more than 70 countries, comprised of multi-national companies, large national and regional companies and small local businesses. In its target regions of Europe, North America and South America, its customers include a wide variety of consumer packaged goods companies, which own some of the best-known brands in the world. Trivium has 56 facilities, located in 21 countries, and has approximately 7,800 employees.

In connection with the formation of Trivium, Ardagh entered into a shareholders agreement with Element Holdings II L.P., an entity controlled by Ontario Teachers, (the “JV Partner”) and Trivium (the “Trivium Shareholders Agreement), containing provisions relating to the governance of Trivium, including (i) the formation of a nine person supervisory board (including up to five members to be designated or nominated by the JV Partner and up to four members to be designated or nominated by Ardagh) and (ii) the formation of a management board. The Trivium Shareholders Agreement reserves certain matters that require the approval of shareholders holding shares constituting at least 70% of the then-outstanding shares of Trivium, including its annual budget and five year business plan, material acquisitions or dispositions, mergers, demergers or consolidations, issuances or repurchases of its shares, incurrence of indebtedness over a certain amount, incurrence of unbudgeted capital expenditure (over a certain limit), related party transactions, distributions or dividends, the adoption of a management incentive plan, or a change in accounting policies, the adoption of the audited financial statements or the appointment or termination of members of the senior management team.

The Trivium Shareholders Agreement contains a non-competition covenant providing that none of the JV Partner or its subsidiaries and none of Ardagh or its subsidiaries will, directly or indirectly, engage in the development, manufacture, marketing or sale of metal food or specialty cans (including aerosol cans), in each case as developed, manufactured, marketed or sold by Trivium as of the date of the Trivium Shareholders Agreement), with certain limited exceptions; provided, that Ardagh is permitted to develop, manufacture, market or sell containers for the beverage market, including aluminum bottles.

Ardagh Group S.A.

The Trivium Shareholders Agreement contains customary non-solicitation covenants restricting the JV Partner and Ardagh from soliciting or hiring individuals who are employed by the other party or its affiliates. The Trivium Shareholders Agreement also contains provisions restricting the transfer of Trivium shares prior to an initial public offering of Trivium, including granting the non-transferring shareholder “tag-along” rights on customary terms.  In addition, the Trivium Shareholders Agreement grants the JV Partner and Ardagh certain additional rights with respect to their Trivium shares, including pre-emptive rights, registration rights, certain liquidity rights, and purchase rights in the event Ardagh or the JV Partner undergoes a change of control.

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

Our substantial operations in the EU are subject to, among additional requirements, the requirements of the IED which requires that operators of industrial installations, including glass manufacturing and can making installations, take into account the whole environmental performance of the installation and obtain and maintain compliance with a permit, which sets emission limit values that are based on best available techniques.

Our EU glass production facilities are also regulated under the EU Emissions Trading Scheme, now in its third phase which runs until December 31, 2020. Under this regime, the European Commission sets emission caps for greenhouse gases for all installations covered by the scheme, which are then implemented by the EU member states. Installations that emit less than their greenhouse gas emission cap can sell emission allowances on the open market and installations that exceed their emission cap are required to buy emission allowances and are penalized if they are unable to surrender the required amount of allowances at the end of each trading year. California has enacted a similar greenhouse gas reduction scheme that works on a cap and trade basis and that applies to our manufacturing operations in the state, requiring us to purchase offsets against our greenhouse gas emissions. Other states where we have operations, such as Washington, are expected to implement similar programs. In addition, the EPA has also begun to regulate certain greenhouse gas emissions under the Clean Air Act.

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

Ardagh Group S.A.

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

In North America, sales of beverage cans and bottles are affected by governmental regulation of packaging, including deposit return laws. As of January 1, 2019, there were ten U.S. states with container deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container or product. In Canada, there are 10 provinces and three territories. Deposit laws cover some form of beverage container in all provinces and territories except the territory of Nunavut, which does not have a deposit program. The range for deposits are between 5 and 40 cents (Canadian Dollar), depending on size of container and type of beverage.

A wider roll out of packaging deposit return systems (DRS) in Europe can lead to cost increases for collection and recycling of glass containers and beverage cans and therefore potentially have impacts on the packaging material mix at retailers.

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

Ardagh Group S.A.

C.	Organizational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2019.

Country of
Company	incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Beverage Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage France SAS	France	Metal Beverage Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Beverage Packaging
Ardagh Glass Italy S.r.l.	Italy	Glass Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Beverage Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Beverage Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Beverage Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Beverage Packaging

D.	Property, plant and equipment

See "Item 4.—Information on the Company—B. Business Overview—Metal Beverage Packaging-Manufacturing and Production" and Item 4.—Information on the Company—B. Business Overview—Glass Packaging-Manufacturing and Production".

Item 4A. Unresolved Staff Comments

Not Applicable

Ardagh Group S.A.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Group S.A. for the three‑year period ended December 31, 2019, including the related notes thereto, included elsewhere in this annual report. The following discussion should also be read in conjunction with “Selected Financial Information”. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this annual report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the year, as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for Metal Beverage Packaging and Glass Packaging are: (i) global economic trends and end-consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, steel, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Beverage Packaging and Glass Packaging.

Metal Beverage Packaging

Metal Beverage Packaging generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability issues. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Metal Beverage Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of Metal Beverage Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Beverage Packaging’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our Metal Beverage Packaging business.

Ardagh Group S.A.

Glass Packaging

Glass Packaging generates its revenue principally from selling glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, fruit and vegetable harvests, industry trends in packaging, including marketing decisions, and the impact of environmental regulations, as well as changes in consumer sentiment including a greater awareness of sustainability issues.

In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. Recent years have also seen an increase in the imports of empty glass containers into the United States. In response, the Group reduced production capacity in its Glass Packaging North America division by over 10%, including the permanent closure of its Milford, Massachusetts, facility in 2018 and its Lincoln, Illinois, facility in 2019. In addition, in 2019, we filed anti-dumping and countervailing duty petitions against Chinese glass container imports at the International Trade Commission and Department of Commerce in Washington D.C.. In late 2019, the ITC preliminarily found a reasonable indication of material injury to domestic producers from such imports. In February 2020, the Department of Commerce issued an affirmative preliminary determination of countervailing duty rates ranging from 22.60% to 315.73%.  The Department of Commerce is to issue its preliminary determination of antidumping rates in April.

The Group is pursuing growth opportunities in stronger performing end-markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end-markets. Investments in advanced inspection equipment and automation have also been undertaken, and continue to be undertaken, in order to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Recent Acquisitions and Divestments

Divestment of Food & Specialty Metal Packaging

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium, a global leader in metal packaging. As a result of the completion of the transaction, the Food & Specialty

Ardagh Group S.A.

Metal Packaging business has been reported as a discontinued operation. As consideration, Ardagh received a stake of approximately 42% in Trivium and $2.6 billion in cash proceeds.  See, “Item 4. Information on the Company-History and development of the company.”

The Beverage Can Acquisition

On June 30, 2016, the Group closed the Beverage Can Acquisition for total consideration of $3.0 billion.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in Note 2 to our audited consolidated financial statements for the three years ended December 31, 2019. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

Ardagh Group S.A.

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

Impairment of goodwill

Goodwill acquired through a business combination has been allocated to groups of CGUs for the purpose of impairment testing based on the segment into which the business combination is assimilated. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. As at the reporting date, Metal Beverage Packaging Europe, Metal Beverage Packaging Americas, Glass Packaging Europe and Glass Packaging North America were the groups of CGUs to which goodwill was allocated and monitored.

The Group used the value-in-use (“VIU”) model for the purposes of the goodwill impairment testing as this reflects the Group’s intention to hold and operate the assets. However, if an impairment indicator exists for a CGU, the Group uses both the VIU model and the fair value less costs to sell (“FVLCTS”) model to establish the higher of the recoverable amount.

The VIU model used the 2020 budget approved by the board and a two-year forecast for 2021 to 2022. The budget and forecast results were then extended for a further two‑year period making certain assumptions including that long-term depreciation equals capital expenditure and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The terminal value is estimated based on capitalizing the year 5 cash flows in perpetuity. The range of growth rates applied by management in respect of the terminal values applicable to all groups of CGU’s were 1.0% - 1.5% (2018: 1.5%).

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

The discount rates used ranged from 5.1% ‑ 8.5% (2018: 6.7% ‑ 9.6%). These rates are pre‑tax. These assumptions have been used for the analysis for each group of CGU. Management determined budgeted cash flows based on past performance and its expectations for the market development.

For all CGUs, a sensitivity analysis was performed reflecting potential variations in terminal growth rate and discount rate assumptions. In all cases the recoverable values calculated were in excess of the carrying values of the CGUs. The variation applied to terminal value growth rates and discount rates was a 50 basis points decrease and increase respectively and represents a reasonably possible change to the key assumptions of the VIU model. Further, a reasonably

Ardagh Group S.A.

possible change to the operating cash flows would not reduce the recoverable amounts below the carrying value of the CGUs.

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

Measurement of defined benefit obligations

We follow guidance of IAS 19 to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long‑term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long-term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2019	2018	2019	2018	2019	2018
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	2.90	3.15
Rates of increase in salaries	3.00	1.50 - 3.00	2.50	2.50	2.00	2.15
Discount rates	3.40	4.50	1.20 - 1.48	1.88 - 2.25	2.10 - 2.15	2.90 - 2.95

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	21	22	22	22	21	20
Life expectancy, future pensioners	23	23	24	24	22	21

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $186 million (2018:  $193 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $166 million (2018: $173 million).

Ardagh Group S.A.

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $56 million (2018: $85 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $63 million (2018:  $94 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $61 million (2018: $90 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $69 million (2018: $99 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $68 million at December 31, 2019 (2018: $66 million), holding all other assumptions constant.

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

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairments of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Revenue recognition

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The determination of goods or contracts having no alternative use and

Ardagh Group S.A.

the enforceable right to payment involves and relies upon management judgment, and can result in the Group accelerating the recognition of revenue over time as the Group satisfies the contractual performance obligations for those contracts.

Leased assets

At the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The Group combines lease and non-lease components and accounts for them as a single lease component. Several lease agreements include renewal and termination options. The Group assesses all facts and circumstances that create an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) are only included in the lease term if the conclusion is that the lease is reasonably certain to be renewed (or not terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the Group.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019, have been assessed by the board of directors and, with the exception of those identified in Note 2 of the Audited Consolidated Financial Statements, no new standards or amendments to existing standards effective January 1, 2019, are currently relevant for the Group. The board of directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

A.	Operating results

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

	Year ended
	December 31,
	2019	2018
	(in $ millions)
Revenue	6,660	6,676
Cost of sales	(5,597)	(5,731)
Gross profit	1,063	945
Sales, general and administration expenses	(362)	(317)
Intangible amortization and impairment	(233)	(423)
Operating profit	468	205
Net finance expense	(659)	(479)
Share of post-tax loss in equity accounted joint venture	(49)	—
Loss before tax	(240)	(274)
Income tax charge	(44)	(18)
Loss from continuing operations	(284)	(292)
Profit from discontinued operation	1,742	198
Profit/(loss) for the year	1,458	(94)

Revenue

Revenue in the year ended December 31, 2019 decreased by $16 million to $6,660 million, compared with $6,676 million in the year ended December 31, 2018. The decrease in revenue principally reflected unfavorable foreign currency

Ardagh Group S.A.

translation effects of $173 million, partly offset by favorable volume/mix effects of $149 million and the pass through to customers of higher input costs in selling prices.

Cost of sales

Cost of sales in the year ended December 31, 2019 decreased by $134 million, or 2%, to $5,597 million, compared with $5,731 million in the year ended December 31, 2018. The decrease in cost of sales is due mainly to favorable currency translation effects and higher input and other operating costs, partly offset by lower exceptional cost of sales, inclusive of a $37 million pension service credit in Glass Packaging North America. Exceptional cost of sales decreased by $106 million, reflecting lower restructuring, capacity realignment and start-up related charges. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the year ended December 31, 2019 increased by $118 million, or 12%, to $1,063 million, compared with $945 million in the year ended December 31, 2018. Gross profit percentage in the year ended December 31, 2019 increased by 180 basis points to 16%, compared with 14.2% in the year ended December 31, 2018. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2019 increased by 20 basis points to 16.0%, compared with 15.8% in the year ended December 31, 2018.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2019 increased by $45 million, or 14%, to $362 million, compared with $317 million in the year ended December 31, 2018. The increase primarily related to higher exceptional transaction-related costs. Excluding exceptional items, sales, general and administration expenses increased by $11 million, or 4%, mainly due to higher operating costs. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization and impairment

Intangible amortization and impairment in the year ended December 31, 2019 decreased by $190 million, to $233 million, compared with $423 million in the year ended December 31, 2018. The decrease was mainly due to a $186 million impairment charge to goodwill in Glass Packaging North America in 2018.

Operating profit

Operating profit in the year ended December 31, 2019 increased by $263 million, or 128%, to $468 million compared with $205 million in the year ended December 31, 2018. The increase in operating profit primarily reflected higher gross profit, and the impact of the impairment charge to goodwill in 2018 as outlined above, partly offset by the higher sales, general and administration expenses.

Ardagh Group S.A.

Net finance expense

Net finance expense in the year ended December 31, 2019 increased by $180 million, or 38%, to $659 million, compared with $479 million in the year ended December 31, 2018. Net finance expense for the year ended December 31, 2019 and 2018 comprised of the following:

	Year ended
	December 31,
	2019	2018
	(in $ millions)
Interest expense	407	443
Net pension interest cost	18	16
Loss/(gain)on derivative financial instruments	9	(10)
Foreign currency translation losses	27	8
Other finance income	(5)	—
Finance expense before exceptional items	456	457
Exceptional finance expense	203	22
Net finance expense from continuing operations	659	479

Interest expense in the year ended December 31, 2019 decreased by $36 million, or 8%, to $407 million, compared with $443 million in the year ended December 31, 2018. The decrease was mainly due to the favorable impact of refinancing activity and debt redemptions in 2019. Further analysis of the Group’s refinancing activity is set out in the “Supplemental Management Discussion and Analysis” section. Derivative financial instruments in the year ended December 31, 2019 reflected a loss of $9 million, compared to a gain of $10 million in the year ended December 31, 2018 which related to the Group’s CCIRS.

Foreign currency translation losses in the year ended December 31, 2019 increased by $19 million to $27 million, compared with a loss of $8 million in the year ended December 31, 2018.

Exceptional finance expense of $203 million for the year ended December 31, 2019 primarily relates to $200 million in costs associated with debt redemption and refinancing activity in August 2019 and November 2019, principally comprising premium payable on the early redemption of the notes of $165 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments. Exceptional finance expense was $22 million for the year ended December 31, 2018 and mainly comprised $10 million in costs relating to the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021 and $6 million relating to the loss on the termination of the related $440 million U.S. dollar to euro CCIRS.

 Share of post–tax loss in equity accounted joint venture

The Group recognized a $49 million share of post-tax loss in its equity accounted joint venture, relating to its approximate 42% investment in Trivium.

Income tax charge

Income tax charge in the year ended December 31, 2019 resulted in a tax charge of $44 million, compared with a tax charge of $18 million in the year ended December 31, 2018. The increase in income tax charge is primarily attributable to an increase of $32 million in the tax charge on tax losses for which no deferred income tax was recognized (relating to tax losses incurred in Ireland in respect of exceptional finance expense, in addition to the carry-forward of interest expense in certain jurisdictions), in addition to a decrease in the loss before tax of $34 million (tax effect of $11 million at the standard rate of Luxembourg corporation tax), an increase of $2 million in tax charge in respect of prior years, and an increase of $2 million in the tax charge relating to income taxed at rates other than the standard rate of Luxembourg corporation tax. These increases were partially offset by a decrease of $10 million in other tax items, a

Ardagh Group S.A.

reduction of $7 million in the tax effect of non-deductible items, an increase of $3 million in the tax credit on the re-measurement of deferred taxes and a decrease of $1 million in income subject to state and other local income taxes.

The effective income tax rate for the year ended December 31, 2019 was (18%) compared to an effective income tax rate for the year ended December 31, 2018 of (7%). The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are tax losses for which no deferred income tax was recognized.

Loss from continuing operations

As a result of the items described above, the loss for the year ended December 31, 2019 decreased by $8 million to $284 million, compared with a loss of $292 million in the year ended December 31, 2018.

Profit from discontinued operation

Profit from discontinued operation in the year ended December 31, 2019 increased by $1,544 million to $1,742 million, compared with $198 million in the year ended December 31, 2018. The increase primarily reflects the gain recognized on the disposal of the Food & Specialty Metal Packaging business.

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Revenue	6,676	6,390
Cost of sales	(5,731)	(5,387)
Gross profit	945	1,003
Sales, general and administration expenses	(317)	(331)
Intangible amortization	(423)	(237)
Operating profit	205	435
Net finance expense	(479)	(638)
Loss before tax	(274)	(203)
Income tax (charge)/credit	(18)	77
Loss from continuing operations	(292)	(126)
Profit from discontinued operation	198	189
(Loss)/profit for the year	(94)	63

Revenue

Revenue in the year ended December 31, 2018 increased by $286 million, or 4%, to $6,676 million, compared with $6,390 million in the year ended December 31, 2017. The increase in revenue principally reflected favorable foreign currency translation effects of $140 million, the pass through to customers of higher input costs in selling price and favorable volume/mix effects of $40 million.

Cost of sales

Cost of sales in the year ended December 31, 2018 increased by $344 million, or 6%, to $5,731 million, compared with $5,387 million in the year ended December 31, 2017. The increase in cost of sales is due mainly to unfavorable currency translation effects, higher input and other operating costs and higher exceptional cost of sales. Exceptional cost of sales increased by $30 million, reflecting higher restructuring, capacity realignment and start-up related charges. Further

Ardagh Group S.A.

analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the year ended December 31, 2018 decreased by $58 million, or 6%, to $945 million, compared with $1,003 million in the year ended December 31, 2017. Gross profit percentage in the year ended December 31, 2018 decreased by 150 basis points to 14.2%, compared with 15.7% in the year ended December 31, 2017. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2018 decreased by 110 basis points to 15.8%, compared with 16.9% in the year ended December 31, 2017 mainly due to higher operating costs and the dilutive effect of the pass through to customers of higher input costs outlined above.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2018 decreased by $14 million, or 4%, to $317 million, compared with $331 million in the year ended December 31, 2017. The decrease primarily related to lower exceptional transaction-related costs. Excluding exceptional items, sales, general and administration expenses increased by $14 million, or 5%, mainly due to unfavorable foreign currency translation effects. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization and impairment

Intangible amortization and impairment in the year ended December 31, 2018 increased by $186 million, to $423 million, compared with $237 million in the year ended December 31, 2017. The increase was mainly due to a $186 million impairment charge to goodwill in Glass Packaging North America in 2018.

Operating profit

Operating profit in the year ended December 31, 2018 decreased by $230 million, or 53%, to $205 million compared with $435 million in the year ended December 31, 2017. The decrease in operating profit primarily reflected the impairment charge to goodwill in Glass Packaging North America in 2018, and the lower gross profit, partly offset by lower sales, general, and administrative expenses as described above.

Net finance expense

Net finance expense in the year ended December 31, 2018 decreased by $159 million, or 25%, to $479 million, compared with $638 million in the year ended December 31, 2017. Net finance expense for the year ended December 31, 2018 and 2017 comprised the following:

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Interest expense	443	441
Net pension interest cost	16	18
(Gain)/loss on derivative financial instruments	(10)	27
Foreign currency translation losses	8	21
Other finance income	—	(1)
Finance expense before exceptional items	457	506
Exceptional finance expense	22	132
Net finance expense from continuing operations	479	638

Ardagh Group S.A.

Interest expense in the year ended December 31, 2018 of $443 million, was broadly in line with the $441 million in the year ended December 31, 2017. Derivative financial instruments in the year ended December 31, 2018 reflected a gain of $10 million, compared to a loss of $27 million in the year ended December 31, 2017 which primarily related to the Group’s CCIRS.

Foreign currency translation losses in the year ended December 31, 2018 decreased by $13 million to a loss of $8 million, compared with a loss of $21 million in the year ended December 31, 2017.

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

Income tax charge/(credit)

Income tax charge in the year ended December 31, 2018 resulted in a tax charge of $18 million, compared with a tax credit of $77 million in the year ended December 31, 2017. The increase in income tax charge is primarily attributable to a decrease in the tax credit on the re-measurement of deferred taxes of $70 million (a tax credit of $71 million was recognized in the year ended December 31, 2017 on the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States, partly offset by a tax charge of $2 million attributable to the progressive reduction in the French corporate income tax rate, which will apply when the existing temporary differences reverse, from 28% to 25%), in addition to an increase of $13 million in the tax effect of non-deductible items (primarily relating to a partially non-deductible impairment charge in the year ended December 31, 2018), an increase of $11 million in the tax charge relating to income taxed at rates other than the standard rate of Luxembourg corporation tax, an increase of $10 million in other tax items and an increase of $7 million in tax charge in respect of prior years. These increases were partly offset by an increase in the loss before tax of $71 million (tax effect of $16 million at the standard rate of Luxembourg corporation tax).

The effective income tax rate for the year ended December 31, 2018 was (7%) compared to an effective income tax rate for the year ended December 31, 2017 of 38%. The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are the tax credit arising on the enactment of the TCJA in the year ended December 31, 2017.

Loss from continuing operations

As a result of the items described above, the loss for the year ended December 31, 2018 increased by $166 million to $292 million, compared with a loss of $126 million in the year ended December 31, 2017.

Profit from discontinued operation

Profit from discontinued operation in the year ended December 31, 2018 increased by $9 million, or 5% to $198 million, compared with $189 million in the year ended December 31, 2017.

Supplemental Management’s Discussion and Analysis

Key Operating Measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in

Ardagh Group S.A.

the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the year to Adjusted EBITDA see footnote 6 to the Summary Consolidated Financial and Other Data of Ardagh Group S.A., in Item 3A.

Adjusted EBITDA in continuing operations in the year ended December 31, 2019 increased by $58 million, or 5%, to $1,173 million, compared with $1,115 million in the year ended December 31, 2018. Adjusted EBITDA in the discontinued operation in the year ended December 31, 2019  decreased by $37 million, or 10%, to $326 million, compared with $363 million in the year ended December 31, 2018 primarily driven by the discontinued operation adjusted EBITDA in 2019 reflecting ten months result following the disposal of the Food & Specialty Metal Packaging business on October 31, 2019.

Adjusted EBITDA in continuing operations in the year ended December 31, 2018 decreased by $26 million, or 2%, to $1,115 million, compared with $1,141 million in the year ended December 31, 2017. Adjusted EBITDA in the discontinued operation in the year ended December 31, 2018  decreased by $4 million, or 1%, to $363 million, compared with $367 million in the year ended December 31, 2017.

Exceptional Items

The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Legal matter	15	—	—
Start-up related costs	13	48	8
Restructuring and other costs	6	50	32
Impairment - property, plant and equipment	5	5	38
Past service (credit)/charge	(37)	5	—
Exceptional items - cost of sales	2	108	78
Transaction-related costs	51	17	45
Exceptional items - SGA expenses	51	17	45
Impairment - goodwill	—	186	—
Exceptional items - impairment of intangible assets	—	186	—
Debt refinancing and settlement costs	200	16	117
Loss on derivative financial instruments	3	6	15
Exceptional items - finance expense	203	22	132
Share of exceptional items in material joint venture	39	—	—
Exceptional items from continuing operations	295	333	255
Exceptional income tax charge/(credit)	3	(49)	(124)
Exceptional items from continuing operations, net of tax	298	284	131
Exceptional items from discontinued operation, net of tax	(1,527)	13	12
Total exceptional (credit)/charge, net of tax	(1,229)	297	143

Ardagh Group S.A.

             Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2019

Exceptional items of $1,229 million have been recognized for the year ending December 31, 2019, primarily comprising:

•	$15 million related to a legal matter as described in Note 28 of the consolidated financial statements.
•

$24 million related to the Group’s capacity realignment programs, including start-up related costs ($13 million), restructuring costs ($6 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•

$51 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium.

•

$200 million debt refinancing and settlement costs related to the redemption of notes in August and November 2019 as described in Note 20 of the consolidated financial statements, and includes premium payable on the early redemption of the notes of $165 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and $3 million exceptional loss on the termination of derivative financial instruments.

•	$39 million from the share of exceptional items in the Trivium joint venture.
•	$3 million from tax charge as described in Note 6 of the consolidated financial statements.
•	$1,527 million from discontinued operation, net of tax, primarily related to the gain, net of directly attributable disposal costs, on the disposal of the Food & Specialty Metal Packaging business.

2018

Exceptional items of $297 million have been recognized for the year ending December 31, 2018, primarily comprising:

•

$103 million related to the Group’s capacity realignment programs, including start-up related costs ($48 million)  restructuring costs ($50 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Beverage Packaging Europe ($24 million), Glass Packaging Europe ($5 million) and a credit in Metal Beverage Packaging Americas ($4 million).

•

$5 million pension service cost recognized in Metal Beverage Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization (Note 21 to the consolidated financial statements included elsewhere in this annual report).

•	$17 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•	$186 million impairment of goodwill in Glass Packaging North America.

Ardagh Group S.A.

•

$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.
•	$49 million from tax credits, as described in Note 6 of the consolidated financial statements.
•	$13 million related to exceptional items from discontinued operation, net of tax.

2017

Exceptional items of $143 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$78 million related to the Group’s capacity realignment programs, including restructuring costs ($32 million),   start-up related costs ($8 million) and property, plant and equipment impairment charges ($38 million). These costs were incurred in Glass Packaging North America ($43 million), Metal Beverage Packaging Europe ($33 million) and Metal Beverage Packaging Americas ($2 million).

•	$45 million transaction related costs, primarily comprised of costs directly attributable to the Beverage Can Acquisition and integration of that business and other IPO and transaction-related costs.
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

•	$124 million from tax credits, as described in Note 6 of the consolidated financial statements.
•	$12 million related to exceptional items from discontinued operation, net of tax.

Ardagh Group S.A.

Segment Information

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

	Year ended
	December 31,
	2019	2018
	(in $ millions)
Revenue
Metal Beverage Packaging Europe	1,556	1,616
Metal Beverage Packaging Americas	1,816	1,742
Glass Packaging Europe	1,613	1,623
Glass Packaging North America	1,675	1,695
Continuing operations	6,660	6,676
Discontinued operation	2,003	2,421
Total Revenue	8,663	9,097
Adjusted EBITDA
Metal Beverage Packaging Europe	253	270
Metal Beverage Packaging Americas	250	230
Glass Packaging Europe	391	358
Glass Packaging North America	279	257
Continuing operations	1,173	1,115
Discontinued operation	326	363
Adjusted EBITDA	1,499	1,478

Revenue – continuing operations

Metal Beverage Packaging Europe. Revenue decreased by $60 million, or 4%, to $1,556 million in the year ended December 31, 2019, compared with $1,616 million in the year ended December 31, 2018. The decrease in revenue principally reflects unfavorable foreign currency translation effects of $86 million and lower selling prices, partly offset by favorable volume/mix effects of 4%.

Metal Beverage Packaging Americas. Revenue increased by $74 million, or 4%, to $1,816 million in the year ended December 31, 2019, compared with $1,742 million in the year ended December 31, 2018. Revenue growth reflected favorable volume/mix effects of 9%, partly offset by the pass through of lower input costs.

Glass Packaging Europe. Revenue decreased by $10 million, or 1%, to $1,613 million in the year ended December 31, 2019, compared with $1,623 million in the year ended December 31, 2018. The decrease in revenue principally reflected unfavorable foreign currency translation effects of $87 million, partly offset by increased selling prices.

Glass Packaging North America. Revenue decreased by $20 million, or 1%, to $1,675 million in the year ended December 31, 2019, compared with $1,695 million in the year ended December 31, 2018. The decrease in revenue was mainly attributed to unfavorable volume/mix effects of 3%, partly offset by the pass through of higher input costs (see Item 5. Operating and Financial Review and Prospects—Business Drivers).

Revenue – discontinued operation

Discontinued Operation.  Revenue decreased by $418 million, or 17%, to $2,003 million in the year ended December 31, 2019, compared with $2,421 million in the year ended December 31, 2018. The reduction in revenue is primarily as a result of the Group’s disposal of its Food & Specialty Metal Packaging business on October 31, 2019. As

Ardagh Group S.A.

such, the revenues presented for the year ended December 31, 2019 represent the results from operations for ten months, compared to twelve months revenue for the year ended December 31, 2018.

Adjusted EBITDA – continuing operations

Metal Beverage Packaging Europe. Adjusted EBITDA decreased by $17 million, or 6%, to $253 million in the year ended December 31, 2019, compared with $270 million in the year ended December 31, 2018. The decrease in Adjusted EBITDA reflected unfavorable foreign currency translation effects of $13 million and lower selling prices, partly offset by the impact of IFRS 16 of $14 million, favorable volume/mix effects and the achievement of operating and other cost savings including a one-time pension credit of approximately $15 million.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $20 million, or 9%, to $250 million in the year ended December 31, 2019, compared with $230 million in the year ended December 31, 2018. Adjusted EBITDA growth principally reflected favorable volume/mix effects and the impact of IFRS 16 of $9 million, partly offset by higher operating and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by $33 million, or 9%, to $391 million in the year ended December 31, 2019, compared with $358 million in the year ended December 31, 2018. Adjusted EBITDA growth mainly reflected higher selling prices to recover increased input costs, the impact of IFRS 16 of $24 million and favorable volume/mix effects, partly offset by unfavorable currency translation effects of $19 million and higher operating costs.

Glass Packaging North America. Adjusted EBITDA increased by $22 million, or 9%, to $279 million in the year ended December 31, 2019, compared with $257 million in the year ended December 31, 2018. The increase in Adjusted EBITDA is driven by increased selling prices and the impact of IFRS 16 of $36 million, partly offset by unfavorable volume/mix effects and higher operating costs.

Adjusted EBITDA – discontinued operation

Discontinued Operation. Adjusted EBITDA decreased by $37 million, or 10%, to $326 million in the the year ended December 31, 2019, compared with $363 million in the the year ended December 31, 2018. The decrease is primarily as a result of the disposal of the Food & Specialty Metal Packaging business on October 31, 2019, as outlined above.

Ardagh Group S.A.

Year Ended December 31, 2018 compared to Year Ended December 31, 2017

	Year ended
	December 31,
	2018	2017
	(in $ millions)
Revenue
Metal Beverage Packaging Europe	1,616	1,535
Metal Beverage Packaging Americas	1,742	1,529
Glass Packaging Europe	1,623	1,549
Glass Packaging North America	1,695	1,777
Continuing operations	6,676	6,390
Discontinued operation	2,421	2,206
Total Revenue	9,097	8,596
Adjusted EBITDA
Metal Beverage Packaging Europe	270	257
Metal Beverage Packaging Americas	230	195
Glass Packaging Europe	358	340
Glass Packaging North America	257	349
Continuing operations	1,115	1,141
Discontinued operation	363	367
Total Adjusted EBITDA	1,478	1,508

Revenue – continuing operations

Metal Beverage Packaging Europe. Revenue increased by $81 million, or 5%, to $1,616 million in the year ended December 31, 2018, compared with $1,535 million in the year ended December 31, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $77 million and favorable volume/mix effects.

Metal Beverage Packaging Americas. Revenue increased by $213 million, or 14% to $1,742 million in the year ended December 31, 2018, compared with $1,529 million in the year ended December 31, 2017. Revenue growth reflected favorable volume/mix effects of 11% and the pass through of higher input costs.

Glass Packaging Europe. Revenue increased by $74 million, or 5%, to $1,623 million in the year ended December 31, 2018, compared with $1,549 million in the year ended December 31, 2017. Revenue growth principally reflected favorable foreign currency translation effects of $63 million, the pass through of higher input costs and favorable volume/mix effects in Glass packaging, partly offset by lower activity in Glass Engineering.

Glass Packaging North America. Revenue decreased by $82 million or 5% to $1,695 million in the year ended December 31, 2018, compared with $1,777 million in the year ended December 31, 2017. The decrease in revenue was mainly attributed to unfavorable volume/mix effects, partly offset by the pass through of higher input costs (see Item 5. Operating and Financial Review and Prospects—Business Drivers).

Revenue – discontinued operation

Discontinued Operation.  Revenue increased by $215 million, or 10%, to $2,421 million in the year ended December 31, 2018, compared with $2,206 million in the year ended December 31, 2017. The increase in revenue was primarily due to the pass through to customers of higher input costs, favorable foreign currency translation effects of $80 million and favorable volume/mix effects.

Ardagh Group S.A.

Adjusted EBITDA – continuing operations

Metal Beverage Packaging Europe. Adjusted EBITDA increased by $13 million, or 5%, to $270 million in the year ended December 31, 2018, compared with $257 million in the year ended December 31, 2017. Adjusted EBITDA growth primarily reflected favorable foreign currency translation effects of $11 million, partly offset by higher input costs.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $35 million, or 18%, to $230 million in the year ended December 31, 2018, compared with $195 million in the year ended December 31, 2017. Adjusted EBITDA growth primarily reflected favorable volume/mix effects and the achievement of production efficiencies and other cost savings, partly offset by higher input costs.

Glass Packaging Europe. Adjusted EBITDA increased by $18 million, or 5%, to $358 million in the year ended December 31, 2018, compared with $340 million in the year ended December 31, 2017. Adjusted EBITDA growth mainly reflected favorable foreign currency translation effects of $11 million, operating and other cost savings and favorable volume/mix effects in Glass packaging, partly offset by lower activity in Glass Engineering.

Glass Packaging North America. Adjusted EBITDA decreased by $92 million or 26% to $257 million in the year ended December 31, 2018, compared with $349 million in the year ended December 31, 2017. The decline in Adjusted EBITDA principally reflected unfavorable volume/mix effects, higher freight and logistics costs and the costs of planned production downtime.

Adjusted EBITDA – discontinued operation

Discontinued Operation. Adjusted EBITDA decreased by $4 million, or 1%, to $363 million in the year ended December 31, 2018, compared with $367 million in the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily due to higher input costs, partly offset by lower other operating cost including $12 million relating to a lower pension related expense and favorable currency translation effects of $13 million.

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

Both our metal beverage packaging and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. Demand for our metal beverage and glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and glass packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

Ardagh Group S.A.

The following table outlines our principal financing arrangements as of December 31, 2019.

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–		Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

Lease obligations of $364 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019, as well as $169 million of new lease liabilities, partly offset by $84 million of lease liabilities divested at October 31, 2019, $78 million of principal repayments in continuing operations and $14 million of principal repayments in discontinued operation in the year ended December 31, 2019.

On August 12, 2019, the Group issued €440 million 2.125% Senior Secured Notes due 2026, $500 million 4.125% Senior Secured Notes due 2026, and $800 million 5.250% Senior Notes due 2027. The net proceeds from the issuance of these notes were used to redeem on August 13, 2019 the $1,650 million 7.250% Senior Notes due 2024 and to pay applicable redemption premiums and accrued interest in accordance with their terms.

Following the completion of the combination of its Food & Specialty business with the business of Exal, on October 31, 2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022, €750 million 2.750% Senior Secured Notes due 2024, €440 million 2.125% Senior Secured Notes due 2026 and $500 million 4.125% Senior Secured Notes due 2026. Following the expiration of the offer on November 28, 2019 notice was given to repurchase the following amounts, $19,655,000 of the $715 million 4.250% Senior Secured Notes due 2022, €9,303,000 of the €750 million 2.750% Senior Secured Notes due 2024, and €850,000 of the €440 million 2.125% Senior Secured Notes due 2026. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On November 14, 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023, and paid the applicable redemption premiums and accrued interest in accordance with their terms.

On November 29, 2019, the Group redeemed €750 million 6.750% Senior Notes due 2024 and paid the applicable redemption premium and accrued interest.

As at December 31, 2019, the Group had $663 million available under the Global Asset Based Loan Facility.

Ardagh Group S.A.

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending December 31, 2019, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2020
		(in millions)			(in $ millions)
Lease obligations	USD/GBP/EUR	—		Amortizing	73
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	22
					95

The Group believes it has adequate liquidity to satisfy its cash needs for at least the next 12 months. In the year ended December 31, 2019, the continuing operations reported operating profit of $468 million, cash generated from operations of $1,179 million and generated Adjusted EBITDA of $1,173 million.

The Group generates substantial cash flow from our operations and had $614 million in cash and cash equivalents and restricted cash as of December 31, 2019, as well as available but undrawn liquidity of $664 million under its credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities and dividend payments for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that its long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2019 set forth below:

	Year ended December 31,
	2019	2018	2017
	(in $ millions)
Operating profit	468	205	435
Depreciation and amortization	652	599	583
Exceptional operating items	53	311	123
Movement in working capital(1)	105	(9)	116
Transaction-related, start-up and other exceptional costs paid	(87)	(92)	(70)
Exceptional restructuring paid	(12)	(23)	(2)
Cash generated from continuing operations	1,179	991	1,185
Interest paid	(417)	(414)	(458)
Income tax paid	(64)	(97)	(95)
Net cash from operating activities - continuing operations	698	480	632
Net cash from operating activities - discontinued operation(2)	141	375	330
Net cash from operating activities	839	855	962

Capital expenditure(3)	(505)	(467)	(400)
Investing cash flows from/(used in) continuing operations	(505)	(467)	(400)
Proceeds from disposal of discontinued operation, net of cash disposed of	2,539	—	—
Investing cash flows from discontinued operation	(107)	(108)	(92)
Net cash from/(used in) investing activities	1,927	(575)	(492)

Repayment of borrowings	(4,088)	(442)	(4,384)
Proceeds from borrowings	1,806	110	3,730
Dividend paid	(132)	(132)	(165)
Consideration (paid)/received on extinguishment of derivative financial instruments	9	(44)	46
Deferred debt issued costs paid	(14)	(5)	(38)
Finance lease payments	(78)	(4)	—
Early redemption costs paid	(165)	(7)	(91)
Proceeds from share issuance	—	—	326
Financing cash flows from continuing operations	(2,662)	(524)	(576)
Financing cash flows from discontinued operation	—	3	(1)
Net outflow from financing activities	(2,662)	(521)	(577)

Net increase/(decrease) in cash and cash equivalents	104	(241)	(107)
Exchange (losses)/gains on cash and cash equivalents	(20)	(13)	78
Net increase/(decrease) in cash and cash equivalents after exchange (losses)/gains	84	(254)	(29)

(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables and current provisions.
(2)

Net cash from operating activities - discontinued operation for the year ended December 31, 2019, includes interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million; 2017: $nil and $8 million)

Ardagh Group S.A.

(3)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Net cash from operating activities – continuing operations

Net cash from operating activities increased by $218 million from $480 million in the year ended December 31, 2018, to $698 million in the year ended December 31, 2019. The increase was primarily due to an increase of $263 million in operating profit, increased working capital inflows of $114 million, an increase in depreciation and amortization of $53 million, a decrease in restructuring costs paid of $11 million and a decrease of $5 million in transaction-related, start-up and other exceptional costs paid, partly offset by an decrease in exceptional operating items of $258 million. Net cash from operating activities was further impacted by interest paid and tax paid of $417 million and $64 million, respectively.

Net cash from operating activities decreased by $152 million from $632 million in the year ended December 31, 2017, to $480 million in the year ended December 31, 2018. The decrease was primarily due to a decrease of $230 million in operating profit, lower working capital inflows of $125 million, an increase in restructuring costs paid of $21 million and an increase of $22 million in transaction-related, start-up and other exceptional costs paid, partly offset by an increase in depreciation and amortization of $16 million and an increase in exceptional operating items of $188 million. Net cash from operating activities was further impacted by interest paid and tax paid of $414 million and $97 million, respectively.

Net cash from operating activities – discontinued operation

Net cash from operating activities in the discontinued operation decreased by $234 million from $375 million in the year ended December 31, 2018, to $141 million in the year ended December 31, 2019. Net cash from operating activities in the discontinued operation increased by $45 million from $330 million in the year ended December 31, 2017, to $375 million in the year ended December 31, 2018.

Net cash used in investing activities – continuing operations

Net cash used in investing activities increased by $38 million to $505 million in the year ended December 31, 2019, compared with the same period in 2018 due to increased capital expenditure, reflecting capital investment initiatives, the timing of projects and furnace rebuilds. Capital expenditure for the year ended December 31, 2019 includes $75 million related to the Group’s short payback projects.

Net cash used in investing activities increased by $67 million to $467 million in the year ended December 31, 2018, compared with the same period in 2017, due to increased capital expenditure in all operating segments, reflecting capital investment initiatives, the timing of projects and furnace rebuilds. Capital expenditure for the year ended December 31, 2018 includes $49 million related to the Group’s short payback projects.

Net cash from/(used in) investing activities – discontinued operation

Net cash from investing activities, for the year ended December 31, 2019, includes $2,539 million relating to the proceeds from the disposal of the Food & Specialty Metal Packaging business, net of cash disposed of. Excluding these proceeds on disposal, net cash used in investing activities decreased by $1 million to $107 million compared to $108 million in the same period in 2018.

Net cash used in investing activities increased by $16 million to $108 million compared to $92 million in the same period in 2017 primarily due to increased capital expenditure on short payback projects of $16 million.

Ardagh Group S.A.

Net outflow from financing activities – continuing operations

In the year ended December 31, 2019, net cash from financing activities represented an outflow of $2,662 million compared with $524 million in the same period in 2018. Repayment of borrowings of $4,088 million mainly reflects the redemption of the $1,650 million 7.250% Senior Notes due 2024 in August 2019, the redemption in November of $1,000 million 4.625% Senior Secured Notes due 2023, €440 million 4.125% Senior Secured Notes due 2023 and €750 million 6.750% Senior Notes due 2024 and the redemption of approximately $31 million of Senior Secured debt as part of the Group’s par tender offer, as outlined above. Total associated early redemption premium paid was $165 million. Repayment of borrowings also includes $100 million related to the Group’s Global Asset Based Loan Facility. Proceeds from borrowings of $1,806 million principally reflects the issuance in August 2019 of $800 million 5.250% Senior Notes due 2027, $500 million 4.125% Senior Secured Notes due 2026 and €440 million 2.125% Senior Secured Notes due 2026. Deferred debt issue costs paid were $14 million, principally arising from the above financing activities.

Consideration received on the extinguishment of derivative financial instruments of $9 million reflects the net proceeds of $23 million received on settlement of a number of CCIRS in August 2019, partly offset by $14 million of amounts paid in settlement of the Group’s $200 million U.S. dollar to euro CCIRS in February 2019.

In the year ended December 31, 2019, the Company paid dividends to shareholders of $132 million.

Lease payments in the year ended December 31, 2019 were $78 million and reflected increased principal repayments following the adoption of IFRS 16, effective from January 1, 2019.

In the year ended December 31, 2018, net cash from financing activities represented an outflow of $524 million compared with $576 million in the same period in 2017. Repayment of borrowings of $442 million mainly reflects the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021. Total associated early redemption premium paid was $7 million. Proceeds from borrowings of $110 million principally reflect amounts drawn under the Group’s Global Asset Based Loan Facility.

Consideration paid on the termination of derivative financial instruments of $44 million reflects amounts paid in settlement of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.

In the year ended December 31, 2018, the Company paid dividends to shareholders of $132 million.

Debt issue costs paid and finance lease payments in the year ended December 31, 2018 for continuing operations were $5 million and $4 million, respectively.

Net inflow from financing activities – discontinued operation

Net cash from financing activities were $nil in the year ended December 31, 2019, compared with an inflow of $3 million in the same period in 2018. Net cash from financing activities represented an inflow of $3 million in the year ended December 31, 2018, compared with an outflow of $1 million in the same period in 2017.

Working capital

For the year ended December 31, 2019, the movement in working capital during the period increased by $114 million to an inflow of $105 million, compared to an outflow of $9 million in December 31, 2018. The increase in working capital was primarily due to favorable cashflows generated from trade and other payables and trade and other receivables, partly offset by unfavorable cashflows generated from inventories.

For the year ended December 31, 2018, the movement in working capital during the period decreased by $125 million to an outflow of $9 million, compared to an inflow of $116 million in December 31, 2017. The decrease in

Ardagh Group S.A.

working capital was primarily due to less favorable cashflows generated from inventories  and trade and other payables and inventories, partly offset by lower trade and other receivables.

Exceptional operating costs paid

Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2019 decreased by $5 million to $87 million compared with $92 million in the year ended December 31, 2018. In the year ended December 31, 2019, amounts paid of $87 million primarily related to capacity realignment and start-up related costs paid in Glass Packaging North America, Metal Beverage Packaging Europe and Metal Beverage Packaging Americas, other transaction-related costs paid and settlement of the court award related to a legal matter noted in the Supplemental Management’s Discussion and Analysis. Exceptional restructuring costs paid in the year ended December 31, 2019 decreased by $11 million to $12 million compared with $23 million in the year ended December 31, 2018. The decrease is mainly driven by lower restructuring cost in Glass Packaging North America.

Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2018 increased by $22 million to $92 million compared with $70 million in the year ended December 31, 2017. In the year end ended December 31, 2018, amounts paid of $92 million primarily related to capacity realignment and start-up related costs paid in Glass Packaging North America, Metal Beverage Packaging Europe and Metal Beverage Packaging Americas and other transaction-related costs paid. In the year ended December 31, 2017, amounts paid of $70 million primarily related to the integration of the Beverage Can Business, start-up related costs in Metal Beverage Packaging Americas and other transaction-related costs paid.

Income tax paid

Income tax paid during the year ended December 31, 2019 was $64 million, which represents a decrease of $33 million when compared to the year ended December 31, 2018. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions, in addition to the phasing of tax incentives in certain jurisdictions.

Income tax paid during the year ended December 31, 2018 was $97 million, which represents an increase of $2 million when compared to the year ended December 31, 2017. The increase is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure

	Year ended
	December 31,
	2019	2018	2017
	(in $ millions)
Metal Beverage Packaging Europe	95	103	95
Metal Beverage Packaging Americas	110	79	69
Glass Packaging Europe	163	151	110
Glass Packaging North America	137	134	126
Capital expenditure from continuing operations	505	467	400
Capital expenditure from discontinued operation	107	108	92
Net capital expenditure	612	575	492

Capital expenditure – continuing operations

Capital expenditure for the year ended December 31, 2019 increased by $38 million to $505 million, compared to $467 million for the year ended December 31, 2018. The increase was primarily attributable to spending of $75 million on short payback projects during 2019. In Metal Beverage Packaging Europe, capital expenditure in the year ended December 31, 2019 was $95 million, compared to capital expenditure of $103 million in the same period in 2018 with the

Ardagh Group S.A.

decrease primarily attributable to the timing of projects. In Metal Beverage Packaging Americas capital expenditure in the year ended December 31, 2019 was $110 million compared to capital expenditure of $79 million in the same period in 2018, with the increase primarily attributable to increased capital investment initiatives. In Glass Packaging Europe, capital expenditure was $163 million in the year ended December 31, 2019, compared to capital expenditure of $151 million in the same period in 2018, reflecting short payback project spending and the timing of furnace rebuild activity. In Glass Packaging North America, capital expenditure was $137 million in the year ended December 31, 2019, compared to capital expenditure of $134 million in the same period in 2018, also due to the timing of furnace rebuild activity, partly offset by investments in short payback projects.

Capital expenditure for the year ended December 31, 2018 increased by $67 million to $467 million, compared to $400 million for the year ended December 31, 2017. The increase was primarily attributable to spending of $49 million on short payback projects during 2018. In Metal Beverage Packaging Europe, capital expenditure in the year ended December 31, 2018 was $103 million, compared to capital expenditure of $95 million in the same period in 2017 with the increase primarily attributable to short payback project spending and the timing of projects. In Metal Beverage Packaging Americas capital expenditure in the year ended December 31, 2018 was $79 million compared to capital expenditure of $69 million in the same period in 2017, with the increase primarily attributable to the investment in a new plant in Manaus, Brazil. In Glass Packaging Europe, capital expenditure was $151 million in the year ended December 31, 2018, compared to capital expenditure of $110 million in the same period in 2017, reflecting short payback project spending and the timing of furnace rebuild activity. In Glass Packaging North America, capital expenditure was $134 million in the year ended December 31, 2018, compared to capital expenditure of $126 million in the same period in 2017, also due to the timing of furnace rebuild activity.

Capital expenditure – discontinued operation

Capital expenditure for the discontinued operation for the year ended December 31, 2019 decreased by $1 million to $107 million, compared to $108 million for the year ended December 31, 2018.

Capital expenditure for the discontinued operation for the year ended December 31, 2018 increased by $16 million to $108 million, compared to $92 million for the year ended December 31, 2017.

C.	Research and development, patents and licenses

See “Item 4. Information on the Company—B. Business Overview—Metal Beverage Packaging—Innovation, Research and Development” and “Item 4. Information on the Company—B. Business Overview—Glass Packaging—Intellectual Property and Innovation, Development and Engineering”.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $473 million were sold under these programs at December 31, 2019 (December 31, 2018: $525 million).

Ardagh Group S.A.

F.	Contractual Obligations and Commitments

The following table outlines our principal contractual obligations as of December 31, 2019:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years
		(in $ millions)
Long term debt—capital repayment	5,556	—	695	832	4,029
Long term debt—interest *	1,418	253	498	429	238
Lease obligations and other borrowings	488	110	135	84	159
Purchase obligations	1,628	1,628	—	—	—
Derivatives	1,540	367	256	917	—
Contracted capital commitments	77	77	—	—	—
Total	10,707	2,435	1,584	2,262	4,426

*  Long term debt interest is calculated based on the contractual interest rates for the Senior Secured and Senior Notes as described in Note 20 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Officers

Set forth below is information concerning our directors and officers as of the date of this annual report including their names, ages, positions and current directorship terms (which expire on the date of the relevant year’s annual general meeting of shareholders). For purposes of this Item 6. A, references to the “Group” refer to Ardagh Group S.A. and included pre-IPO holding entities. There are no family relationships among the executive officers or between any executive officer or director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 56, rue Charles Martel, L‑2134 Luxembourg, Luxembourg.

Name	Age	Position	Expiration of current directorship term
Paul Coulson	67	Chairman and Chief Executive Officer	2020
David Matthews	56	Chief Financial Officer and Director	2020
Shaun Murphy	53	Chief Operating Officer and Director	2020
Johan Gorter	60	Chairman Glass North America and Director	2021
Gerald Moloney	62	Director, Executive Committee	2022
Brendan Dowling	72	Director	2022
Houghton Fry	74	Director	2022
Philip Hammond	65	Independent Non‑Executive Director	2020
Damien O’Brien	64	Independent Non‑Executive Director	2021
Hermanus Troskie	49	Independent Non‑Executive Director	2021
Edward White	72	Independent Non‑Executive Director	2020

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

Shaun Murphy

Shaun Murphy was appointed Chief Operating Officer and Director of the Group in 2019. Prior to joining Ardagh, he was a partner at KPMG for almost 20 years and completed a six-year term as Managing Partner of KPMG in Ireland, a practice of approximately 3,000 people. Mr. Murphy also served as the Lead Director on KPMG’s Global Board from 2015 until 2019.

Johan Gorter

Johan Gorter was appointed director of the Group in 2016. Mr. Gorter joined PLM in 1998 as plant director for the Dongen glass plant. He then held several management positions within Rexam before he joined the Group in 2007 as Group Director for Continuous Improvement. He was Chief Executive Officer of Glass Packaging Europe from 2011 to 2019 and Chief Executive Officer of Glass Packaging from 2017 to 2019. Since 2020, Mr. Gorter is Chairman of Glass Packaging North America. Mr. Gorter holds a Masters in Industrial Engineering from the University of Eindhoven.

Gerald Moloney

Gerald Moloney has been a director of the Group since 2016, having served for many years on the boards of Yeoman International Group Limited and Yeoman Capital S.A. He is an executive with the Group since 2018 and is a member of the Executive Committee. He holds a law degree from University College Cork and qualified as a solicitor in 1981. He worked for a period in European law in Brussels and has many years' experience working in the areas of commercial law and commercial litigation. He is a founding partner of the commercial and litigation law firm, G.J. Moloney, with offices in Dublin and Cork, Ireland.

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

Ardagh Group S.A.

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

Rt. Hon. Philip Hammond

Philip Hammond has had a distinguished career in British politics. A Member of Parliament of the United Kingdom from 1997 to 2019, he held a range of ministerial offices, most recently serving as Chancellor of the Exchequer from 2016 to 2019. Prior to this, he served as Foreign Secretary from 2014 to 2016, as Defense Secretary from 2011 to 2014 and as Transport Secretary from 2010 to 2011. Mr. Hammond joined the Board in 2019 as an independent director.

Damien O’Brien

Damien O'Brien joined the Board in 2017 as an independent director. He has served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman from 2010 to 2018. Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe. He is also a member of the boards of IMD Business School in Lausanne, Switzerland, and St. Vincents Health Australia.

Hermanus Troskie

Hermanus Troskie has been a director of the Group since 2009. Mr. Troskie is the Deputy CEO at Maitland, a global advisory and administration firm. He has extensive experience in the areas of international corporate structuring, cross‑border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is based in Luxembourg.

Edward White

Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of Owens‑Illinois, Inc.for seven years until his retirement in 2012. During his 38‑year career with O‑I, he worked in a variety of management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a Masters in Business Administration from the University of Hawaii and a Bachelors in Business Administration from Indiana University. He joined the Board in 2017 as independent director and is Chairman of the Audit Committee.

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

Ardagh Group S.A.

The aggregate amount of our non-employee directors’ compensation, as approved by the annual general meeting of shareholders for the year 2019, was approximately $700,000. We also reimburse our non‑employee directors for reasonable out‑of‑pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in‑person at board of directors and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2019 was $20 million. An aggregate of approximately $400,000 has been set aside or accrued for the year ended December 31, 2019 to provide pension, retirement or similar benefits to our key management (including directors). See Note 27 to the audited consolidated financial statements included elsewhere in this annual report.

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

Service Contracts of Directors

There are no service contracts between us and any of our current non-employee directors providing for benefits upon termination of their service.  For a discussion of compensation, including post-termination benefits, of employee directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Key Management Compensation” above.

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

Experience of Directors

We believe that the composition of the board of directors, which includes a broad spread of nationalities, backgrounds and expertise provides the breadth and depth of skills, knowledge and experience that are required to effectively lead an internationally diverse business with interests spanning three continents and 12 individual countries.

We believe that each of the Group’s independent non-executive directors has broad-based international business expertise and many have gained significant and relevant industry specific expertise over a number of years. The composition of the board of directors reflects the need to maintain a balance of skills, knowledge and experience.

The independent non-executive directors use their broad based skills, diverse range of business and financial experiences and international backgrounds in reviewing and assessing any opportunities or challenges facing the Group and play an important role in developing the Group’s strategy and scrutinizing the performance of management in meeting the Group’s goals and objectives.

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

Committees of the Board of Directors

Our board of directors has five standing committees: an executive committee, an audit committee, a compensation committee, a nominating and governance committee and a sustainability committee. The members of each committee are appointed by the board of directors and serve until their successors are elected and qualified, unless they are earlier removed or resign. Each of the committees’ report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of the five standing committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Executive Committee

The board of directors has established an executive committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Matthews, Shaun Murphy, Gerald Moloney and a number of members of the key management of the Group serve on the executive committee as of the date of this annual report, with Paul Coulson serving as the chair of the executive committee.

Ardagh Group S.A.

Audit Committee

Our audit committee consists of Edward White, Philip Hammond and Damien O’Brien, with Edward White serving as the chair of the audit committee. All of our audit committee members are independent directors, in accordance with NYSE and the SEC requirements for a company listed on the NYSE.

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

Compensation Committee

Our compensation committee consists of Paul Coulson, Brendan Dowling, Damien O’Brien and Hermanus Troskie, with Paul Coulson serving as the chair of the compensation committee. As we are a controlled company under the rules of the NYSE, our compensation committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules.

The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee, among other matters:

Ardagh Group S.A.

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

Nominating and Governance Committee

Our nominating and governance committee consists of Paul Coulson, Brendan Dowling and Houghton Fry, with Paul Coulson serving as the chair of the nominating and governance committee. As we are a controlled company under the rules of the NYSE, our nominating and governance committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committee accordingly in order to comply with such rules. The nominating and governance committee, among other matters:

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

Sustainability Committee

The sustainability committee consists of Shaun Murphy, Abigail Blunt (director designate), David Matthews, Oliver Graham (the CEO of Metal Beverage Packaging and director designate) and John Sadlier (the Group’s Chief Sustainability Officer), with Shaun Murphy serving as the chair of the sustainability committee. The meetings of the sustainability committee will be attended by the CEO’s of Metal Beverage Packaging Europe and Americas and Glass Packaging Europe and North America as well as our Corporate Development and Investor Relations Director, our Chief Procurement Officer, our Chief Risk Officer and our Chief Human Resources Officer. The sustainability committee, among other matters:

•	assists the board of directors in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;

Ardagh Group S.A.

•	makes recommendations to the board of directors relating to environmental and social sustainability matters;
•	develops and oversees the implementation of a sustainability strategy; and
•	advises the board of directors periodically with regard to current and emerging environmental and social sustainability developments

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

As of December 31, 2019, we had approximately 16,300 employees globally.

As of December 31, 2019, Metal Beverage Packaging had approximately 4,600 employees globally, of which approximately 2,800 were located in Europe, approximately 1,200 were located in the United States and approximately 600 employees were located in Brazil.

As of December 31, 2019, Glass Packaging had approximately 11,700 employees, of which approximately 6,600 employees were located in Europe, approximately 5,100 employees were located in the United States.

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

Ardagh Group S.A.

For the employees of our subsidiaries located in countries of the European Union we have established an  EWC in compliance with EU directives. The EWC acts as a communications conduit and consultative body between our EU subsidiaries and our employees. All the elected EWC country employee representatives meet at least once a year and senior management attends an annual EWC Forum meeting.

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

The following table sets forth information with respect to the beneficial ownership of our outstanding shares as of December 31, 2019:

	Shares Beneficially Owned
	Class A common shares(i)		Class B common shares		% of Total
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power

ARD Finance S.A.(ii)	—	—	181,826,382	76.9%	82.8%
ARD Group Finance Holdings S.A.(iii)	—	—	35,869,618	15.2%	16.3%
Canyon Capital Advisors, LLC (iv)	2,905,318	15.6%	—	—
Fidelity Management & Research Company (iv)	1,675,321	9.0%	—	—
Private Management Group, Inc. (iv)	1,601,398	8.6%	—
Clearbridge Investments, LLC (iv)	1,323,445	7.1%	—
Wellington Management Company, LLP (iv)	1,184,184	6.3%	—
Schroder Investment Management North America, Inc. (iv)	1,053,070	5.6%
Renaissance Technologies, LLC (iv)	942,193	5.0%
Our directors and key management
Paul Coulson	*	*	—	—	*
David Matthews	*	*	—	—	*
Shaun Murphy	*	*	—	—	*
Johan Gorter	*	*	—	—	*
Gerald Moloney	*	*	—	—	*
Brendan Dowling	*	*	—	—	*
Houghton Fry	*	*	—	—	*
Philip Hammond	*	*	—	—	*
Damien O'Brien	*	*	—	—	*
Hermanus Troskie	*	*	—	—	*
Edward White	*	*	—	—	*
Oliver Graham	*	*	—	—	*
John Sheehan	*	*	—	—	*
All directors and key management as a group	257,268	1.4%	—	—	*

(i)	Class A common shares represent 7.9% of the Group’s outstanding shares.
(ii)	ARD Finance S.A. is a 100% subsidiary of the Parent Company.
(iii)	ARD Group Finance Holdings S.A. is a 100% subsidiary of the Parent Company.

(iv)Based on most recent available public filings as of the date of filing this annual report.

*Represents beneficial ownership of less than one percent or no Class A common shares.

Ardagh Group S.A.

The Parent Company may be deemed to be the ultimate beneficial owner of the Class B common shares held by ARD Finance S.A. and ARD Group Finance Holdings S.A.. The Parent Company has approximately 400 record shareholders and a board of directors consisting of 9 directors. No shareholder is able to elect the majority of the directors or is able to exercise veto rights over the actions of the board. A company which is owned by Paul Coulson, our Chairman and Chief Executive Officer, owns approximately 25% of the ordinary shares of the Parent Company. Through its non-controlling interest in the Yeoman group of companies, this company has an interest in a further approximate 34% of the ordinary shares of the Parent Company.

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

Shareholder Agreement

In connection with our IPO, we entered into the Shareholder Agreement which is filed as an exhibit to this annual report. The Shareholder Agreement addresses, among other things:

(i)

Matters relating to the assumption, indemnification and allocation of benefits and responsibilities and mutual release of liabilities in connection with arrangements and other obligations with respect to our business that were entered into by our Parent Company prior to our IPO;

(ii)

Our obligation to cooperate in providing information to our Parent Company and taking such other actions reasonably requested to facilitate the Parent Company’s ability to manage its investment in the Company and comply with governmental or contractual obligations, including reporting obligations under the 7.125%/7.875% Senior Secured Toggle Notes due 2023 (collectively, the “2023 Toggle Notes”) or any replacement notes thereof , the defense of litigation, the preparation of tax returns, financial statements or documents required to be filed with the SEC or any regulatory authority (including any stock exchange), or the management of any tax audits;

(iii)

Our acknowledgement that there is anticipated at a future date a Reorganization Event (defined as an event in which the shareholders of the Parent Company and/or its subsidiaries will receive direct ownership in a number of our common shares (in proportion to their respective ownership interest in the Parent Company and/or its subsidiaries), whether by dividend, distribution, exchange offer or other means; provided that the aggregate number of Class B common shares received by such shareholders in such event shall be substantially the same as or fewer than (adjusting for fractional shares) the number of the Class B common shares owned by the Parent Company and/or its subsidiaries immediately prior to the date of such event) and our agreement to take such actions as are necessary to implement the Reorganization Event at our cost;

(iv)

Our intention to pay dividends to all shareholders in amounts that will, at a minimum, be sufficient to enable the Parent Company to satisfy the cash interest payment obligations under the 2023 Toggle Notes or any replacement notes thereof in accordance with applicable laws, contractual obligations and our Articles; and

(v)

Our agreement, so long as the 2023 Toggle Notes or any replacement notes thereof, are outstanding, not to, and not to permit our subsidiaries to, agree to restrictions on the payment of dividends that are materially more restrictive than the restrictions in place under any contract or agreement existing on the closing date of our IPO, unless such restriction would not have a material adverse effect on our ability to pay dividends as described in the preceding clause (iv) (such determination to be made at the time such restrictions are entered into).

Ardagh Group S.A.

Registration Rights Agreement

We have entered into a Registration Rights Agreement with the Parent Company. The Registration Rights Agreement provides customary “demand,” “shelf,” and “piggyback” registration rights to eligible holders, which includes (i) the Parent Company and its subsidiaries who hold our Class B common shares; (ii) any Qualified Holder (as defined under “Item 10. B.—Memorandum and articles of association”) of Class B or Class A common shares received in the Reorganization Event; and (iii) certain Registration Rights Transferees who acquire at least 5% of the registrable securities under the Registration Rights Agreement. The Registration Rights Agreement provides that we and the eligible holders will provide customary indemnities to one another for certain liabilities relating to such registrations.

Related Party Transactions

For additional information, see “Note 27 – Related Party Information” to the audited consolidated financial statements included elsewhere in this annual report.

There have been no materially significant related party transactions in the period since the date of approval of the financial statements included elsewhere in this annual report.

Toggle Notes

In November 2019, the Parent Company issued (i) $1,130 million aggregate principal amount of 6.500% / 7.250% Senior Secured Toggle Notes due 2027 (the “Dollar Toggle Notes”), and (ii) €1,000 million aggregate principal amount of 5.000% / 5.750% Senior Secured Toggle Notes due 2027 (the “Euro Toggle Notes”), collectively, the “Toggle Notes”.  The Toggle Notes, which were used, inter alia, to redeem the 2023 Toggle Notes, are senior obligations of the Parent Company and are not obligations of ours or of our subsidiaries. However, we expect the Parent Company to direct our affairs so as to comply with the customary covenants and events of default of the Toggle Notes which include restrictions on the Parent Company’s ability to incur debt, grant liens and make investments.

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

Ardagh Group S.A.

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

At any time prior to November 15, 2022, the Parent Company may redeem the Toggle Notes at 100% of their principal amount plus accrued and unpaid interest, if any, and any other amounts payable thereon, to the dates of redemption (excluded), plus the applicable “make‑whole” redemption premium. Except as provided under the mandatory redemption provision described below, at any time on or after November 15, 2022, the Parent Company may also redeem all or part of the Dollar Toggle Notes at 103.250% and/or all or part of the Euro Toggle Notes at 102.500%, each with the premium declining after that date.

At any time prior to November 15, 2022, the Parent Company is required to make an offer to purchase the Dollar Toggle Notes or the Euro Toggle Notes with the net cash proceeds certain sales by the Parent Company or certain holding companies of the Parent Company of our common shares at a purchase price of (i) at least 104% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to the purchase date.

To facilitate making certain transactions in compliance with covenants of the Toggle Notes, the Parent Company may from time to time deposit amounts into an escrow account. These amounts will be applied to fund offers to purchase and redemptions of the Toggle Notes. On November 15, 2022, the Parent Company will be required to use any funds remaining in the escrow account to repurchase Toggle Notes at a purchase price equal to 104% of the principal amount of the Toggle Notes being repurchased, plus accrued and unpaid interest to the purchase date.

At any time on or after November 15, 2022, the Parent Company shall redeem the Dollar Toggle Notes and Euro Toggle Notes with the net cash proceeds from certain sales by the Parent Company or certain holding companies of the Parent Company of our common shares at a purchase price of 103.250% for the Dollar Toggle Notes and 102.500% for the Euro Toggle Notes, each with the premium declining after that date, plus accrued and unpaid interest, if any, to the redemption date (excluded).

In an event treated as a change of control, the Parent Company must make an offer to purchase all outstanding Toggle Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

In addition, our Parent Company is required to beneficially own, directly or indirectly, at least 80% of the total voting power and 67% of the economic rights, in our common shares.

The Toggle Notes issued by the Parent Company are secured by pledge on all our issued qualified Class B common shares.

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

Ardagh Group S.A.

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

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass packaging business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict. On July 12, 2019, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Arbitration proceedings are ongoing to enforce the indemnity. On October 8, 2019, Ardagh paid the court award and related interests to the plaintiffs. The results for the year ended December 31, 2019 include the receivable for the tax adjusted indemnity.

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

Ardagh Group S.A.

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

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see note 29 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

Item 9. The Offer and Listing

A.	Offer and listing details

Our Class A common shares are listed on the NYSE under the symbol “ARD”.

B.	Plan of distribution

Not applicable

C.	Markets

New York Stock Exchange (“NYSE”)

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

Ardagh Group S.A.

Item 10. Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and articles of association

The information under the headings “Description of Share Capital” and “Comparison of Luxembourg Corporate Law and Delaware Corporate Law” in Amendment No. 5 to our Registration Statement on Form F-1 (303-214684) filed on March 6, 2017 are incorporated herein by reference. There have been no changes to the Company’s Articles, except for increases in the amount of outstanding share capital, as reflected in the Company’s financial statements.

C.	Material contracts

In connection with the Group’s combination of its Food & Specialty Metal Packaging business with the Exal business to form Trivium, the Group entered into a Transaction Agreement with the holding company for Exal (“Element”) and Trivium, dated July 14, 2019, as amended on October 31, 2019, which effected (i) the transfer of the Group’s Food & Specialty Metal Packaging business to Trivium in exchange for approximately $2.6 billion in cash proceeds and an approximately 42% equity interest in Trivium and (ii) the transfer of Element’s Exal business to Trivium in exchange for an approximately 58% equity interest in Trivium. The equity interests issued to Ardagh and Element are subject to certain customary post-closing adjustments to reflect the amounts of net debt, cash and net working capital of the contributed businesses on the closing date. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with an investigation by the European Commission of metal packaging manufacturers.  See “Item 8. Financial Information—Legal or arbitration proceedings.” For further information on Trivium, see “Item 4.—Information on the Company—B. Business Overview—Joint Venture”.

D.	Exchange controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under the Company’s Articles that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that restrict the payment of dividends to holders of Class A common shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles, on the right of non-Luxembourg nationals to hold or vote Class A common shares.

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

Ardagh Group S.A.

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

In addition, the Tax Cuts and Jobs Act of 2017, which was enacted into law on December 22, 2017, includes substantial changes to the U.S. federal income taxation of individuals and businesses which became effective from January 1, 2018. Although the new law substantially decreased corporate tax rates, all of the consequences of the new law and the proposed and final regulations promulgated thereunder, including the unintended consequences, if any, are not yet known. For the avoidance of doubt, this discussion does not cover any implications of Code section 965 (Treatment of deferred foreign income upon transition to participation exemption system of taxation) or Code section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations).

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

Ardagh Group S.A.

earnings and profits will be treated as a non‑taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A common shares, and thereafter as capital gain from the disposition of our Class A common shares.

Subject to certain holding period requirements and other conditions, dividends paid to individuals and other non corporate U.S. Holders of the Class A common shares may be eligible for the special reduced rate normally applicable to long term capital gains if the dividends are “qualified dividends” for U.S. federal income tax purpose. Dividends received with respect to the Class A common shares may be qualified dividends if (a) our Class A common shares are readily tradable on the NYSE, or (b) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules, and certain other requirements are met. Notwithstanding the foregoing, dividends received with respect to Class A common shares will not be qualified dividends if (i) the Company was a passive foreign investment company (“PFIC”) under Code section 1297(a) during the year in which the dividend is paid or the prior taxable year or (ii) the Company first became a “surrogate foreign corporation” under Code section 7874(a)(2)(B) (other than a surrogate foreign corporation treated as a domestic corporation) after December 22, 2017. Accordingly, provided that we are not and do not become a PFIC or a “surrogate foreign corporation,” dividends on our Class A common shares will be qualified dividends so long as our Class A common shares are listed on NYSE. U.S. Holders should consult their tax advisors regarding the availability of the preferential rate on dividends to their particular circumstances. Distributions received on the Class A common shares will not be eligible for the dividends received deduction allowed to corporations; however, certain 10% corporate shareholders may be eligible for a deduction under section 245A (Deduction for foreign source-portion of dividends received by domestic corporations from specified 10% owned foreign corporations), if applicable.

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

For purposes of the foreign tax credit limitation, foreign source income is classified in one of four “baskets,” and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid on the Class A common shares generally will constitute foreign source income in the “passive income” basket, which generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. If a U.S. Holder receives a dividend that qualifies for the special reduced rate normally applicable to long‑term capital gains described above under “—Distributions,” the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for non‑U.S. withholding taxes, including any Luxembourg withholding taxes, imposed on a dividend if the U.S. Holder has not held the shares for at least 16 days in the 31‑day period beginning 15 days before the ex‑dividend date. U.S. Holders are urged to consult their tax advisors.

Ardagh Group S.A.

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

Passive Foreign Investment Company & Surrogate Foreign Corporation Status

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2019 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2020 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

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

Ardagh Group S.A.

The Company believes it was not a surrogate foreign corporation for U.S. federal income tax purposes in the 2019 taxable year and furthermore the Company does not expect to be a surrogate foreign corporation for U.S. federal income tax purposes in 2020 or in the foreseeable future. However, the determination of whether the Company is a surrogate foreign corporation is made on a real-time basis. Accordingly, no assurance can be given that the Company will not be a surrogate foreign corporation in any given taxable year.

A non U.S. corporation generally will be a surrogate foreign corporation for U.S. federal tax purposes following a transaction under which:

(i)it acquires (after March 4, 2003) substantially all of the properties held by a U.S. corporation;

(ii)after the acquisition, the U.S. corporation’s former shareholders own at least 60 percent of the stock (by vote or value) of the foreign acquiring corporation; and

(iii)the expanded affiliated group that includes the foreign acquiring corporation does not have substantial business activities in the country where the foreign acquiring corporation is organized or created compared to the total business activities of the expanded affiliated group

If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds Class A common shares, any gain recognized by a U.S. Holder upon a sale or other taxable disposition (including certain pledges) of Class A common shares generally will be allocated ratably over the U.S. Holder’s holding period for such Class A common shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal rate in effect for that taxable year for individuals or corporations, as appropriate, (regardless of the U.S. Holder’s actual tax rate and without reduction for any losses) and an interest charge would be imposed on the tax attributable to the allocated amount to reflect the value of the tax deferral. Further, to the extent that any distribution received by a U.S. Holder on Class A common shares exceeds 125% of the average of the annual distributions on such Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above.

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

U.S. Holders should consult their tax advisors concerning the Company’s possible PFIC and/or surrogate foreign corporation status and the consequences to them if the Company were a PFIC and/or surrogate foreign corporation for any taxable year.

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

Ardagh Group S.A.

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

Ardagh Group S.A.

Company

The Company is a Luxembourg tax resident entity and it will therefore be subject to Luxembourg corporate income tax, municipal business tax, withholding tax, and net wealth tax.

Corporate Income Tax / Municipal Business Tax

A Luxembourg resident company is subject to corporate income tax and municipal business tax on its worldwide income at the global tax rate (including solidarity surcharge) of 24.94% in 2020 (on the basis the Company is established in Luxembourg City). This rate is composed of the corporate income tax rate of 17%, the solidarity surcharge of 1.19% (7% on the corporate income tax rate) and the municipal business tax rate of 6.75%.

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

Since January 1, 2019, Luxembourg is operating controlled foreign corporation (CFC) rules. The CFC rules apply under specific conditions, the impact being to attribute and tax undistributed profits from a low-taxed foreign subsidiary or permanent establishment at the level of its Luxembourg parent company. The CFC income will be subject to corporate income tax in Luxembourg, but not to municipal business tax.

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

Shareholders

The tax consequences discussed below, while not being a complete analysis or listing of all the possible tax consequences that may be relevant to our shareholders, are materially complete. Shareholders should consult their own tax advisor in respect of the tax consequences related to ownership, sale or other disposition of Class A common shares in the Company.

Ardagh Group S.A.

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

A Luxembourg resident individual holder will be subject to Luxembourg individual income taxes on dividend income and similar distributions in respect of Class A common shares in the Company. Luxembourg individual income tax will be levied on 50% of the gross amount of the dividends, under certain conditions, at progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income in presence of Luxembourg resident holders affiliated to the Luxembourg social security. The dependence insurance contribution on private income not exceeding €24.79 per annum is considered to be nil. The first €1,500 (or €3,000 for couples filing jointly) of investment income (including dividends and other types of investment income) is exempt from individual income tax in Luxembourg. In addition, investment related expenses may be tax deductible.

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

The application of the Luxembourg participation exemption to a Luxembourg resident corporation is not granted if the dividend distributed by taxable companies which are resident in other EU Member States is part of a tax avoidance scheme (general anti‑abuse rule) or if such distributions are deductible by the payer located in another EU Member State or outside the EU in certain cases (anti-hybrid rule).

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

Ardagh Group S.A.

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

A Luxembourg resident individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•

If the Class A common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e. disposed of within six months after acquisition), then any capital gain will be taxed at ordinary income tax rates and subject to dependence insurance contribution levied at a rate of 1.4% (note that a “step up in basis” mechanism could be applicable for holders transferring their residence to Luxembourg); and

•

Provided that the Class A common shares do not represent the assets of a business, and the Luxembourg resident individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate if such shares belong to a substantial participation (i.e., a shareholder representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/registered partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the first €50,000 (€100,000 for jointly taxed couples) in an 11-year period are however tax exempt. In addition, the capital gains would be subject to dependence insurance contribution levied at a rate of 1.4% in presence of Luxembourg resident holders affiliated to the Luxembourg social security.

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

Ardagh Group S.A.

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

Andorra; Armenia; Austria; Azerbaijan; Bahrain; Barbados; Belgium; Brazil; Brunei; Bulgaria; Canada; China; Croatia; Czech Republic; Cyprus; Denmark; Estonia; Finland; France; Georgia; Germany; Greece; Guernsey; Hong Kong; Hungary; Iceland; India; Indonesia; Ireland; Isle of Man; Israel; Italy; Jersey; Japan; Kazakhstan; Kosovo; Laos; Latvia; Liechtenstein; Lithuania; Macedonia; Malta; Malaysia; Mauritius; Mexico; Moldova; Monaco; Morocco; The Netherlands; Norway; Panama; Poland; Portugal; Qatar; Romania; Russia; Saudi Arabia; San Marino; Senegal; Serbia; Seychelles; Singapore; Slovak Republic; Slovenia; Sri Lanka; South Africa; South Korea; Spain; Sweden; Switzerland; Tajikistan; Taiwan; Thailand; Trinidad and Tobago; Tunisia; Turkey; Ukraine; United Arab Emirates; United Kingdom; United States of America; Uruguay; Uzbekistan; and Vietnam.

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

Ardagh Group S.A.

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

We provide our shareholders with annual reports on Form 20‑F containing financial statements audited by our independent auditors within 120 days after the end of each fiscal year. We also issue quarterly earnings press releases as soon as practicable after the end of each quarter and quarterly reports containing interim unaudited financial statements within 60 days after the end of each fiscal quarter. We furnish these earnings press releases and quarterly reports to the SEC on Form 6‑K and these are publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

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

Ardagh Group S.A.

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

At December 31, 2019, the Group’s external borrowings were 88.1% (2018: 90.1%) fixed, with a weighted average interest rate of 4.6% (2018: 5.4%; 2017: 5.5%). The weighted average interest rate of the Group for the year ended December 31, 2019 was 4.0% (2018: 5.0%; 2017: 4.9%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2019 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2018: $9 million).

Currency Exchange Risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to December 31, 2019, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2019 rate would decrease shareholders’ equity by approximately $4 million (2018: $2 million decrease).

Commodity Price Risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under

Ardagh Group S.A.

which we pay fixed euro and U.S. dollar prices, respectively. Steel price has a variable cost associated with its raw material components, coking coal and iron ore.  Similarly to aluminum ingots, coking coal and iron ore are priced in U.S. dollars. The price and foreign currency risk on the steel purchases in Metal Beverage Packaging Europe are hedged by entering into swaps under which we pay fixed euro. The hedging market for coking coal is a relatively new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

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

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers, where there is no energy clause in the sales contract.

Where pass through contracts do not exist the Group policy is to purchase gas and electricity by entering into forward price fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. As at December 31, 2019, we have 92% and 59% of our energy risk covered for 2020 and 2021, respectively.

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

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade

Ardagh Group S.A.

receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2019, the Group’s ten largest customers accounted for approximately 47% of total revenues from continuing operations (2018: 48%; 2017: 42%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity Risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

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

Ardagh Group S.A.

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

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2019. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2019 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of December 31, 2019. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.   Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ardagh Group S.A.

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

D.	Changes in internal control over financial reporting

During the period covered by this report, we have not made any changes to our internal controls over financial reporting that have materially, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Ardagh Group S.A.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our principal accountants for the years ended December 31, 2019 and December 31, 2018.

The following table summarizes the total amounts charged for professional fees rendered in those periods:

	Year ended
	December 31,
	2019	2018
	(in $ millions)
Audit services fees	8	8
Audit-related services fees	2	1
Tax services fees	1	1
Total	11	10

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

Ardagh Group S.A.

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

As a controlled company, we utilize these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our audit, compensation and nominating and governance committees, our compensation and nominating and governance committees are not expected to be composed entirely of independent directors.

As a result of the foregoing exemptions, we can cease voluntary compliance at any time, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Item 16H. Mine Safety Disclosure

Not applicable

Part III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

See the Consolidated Financial Statements from F-1 – F-68.

Ardagh Group S.A.

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Index
1.1	Memorandum and articles of association

2.1	Description of Securities Registered pursuant to Section 12 of the Exchange Act

4.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of Amendment No. 4 to our Registration Statement on Form F-1 filed with the SEC on March 1, 2017)

4.2	Shareholder Agreement (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to our Registration Statement on Form F-1 filed with the SEC on March 1, 2017)

4.3	Indemnification Agreement (incorporated by reference to Exhibit 10.3 of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on February 23, 2017)

4.4+	Transaction Agreement, dated July 14, 2019, by and among Ardagh Group S.A., Element Holdings II L.P. and Trivium Packaging B.V.

8.1	Subsidiaries of Ardagh Group S.A.

12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer

13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

99.1

Credit Agreement dated as of December 17, 2013 among: (i) Ardagh Holdings USA Inc. and Ardagh Packaging Finance S.A. (as Borrowers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) the Subsidiary Guarantors from time to time party thereto; (iv) the Lenders from time to time party thereto; (v) Citibank, N.A. (as Administrative Agent) and (vi) Citibank, N.A., London Branch (as Security Agent) (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.2

Indenture dated as of January 30, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.8 of Amendment No. 2 to our Registration Statement on Form F-1 filed with the SEC on February 10, 2017)

99.3

Indenture dated as of March 8, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.9 of Amendment No. 6 to our Registration Statement on Form F-1 filed with the SEC on March 10, 2017)

99.4

Indenture dated as of June 12, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Deutschland AG (as Registrar)

Ardagh Group S.A.

99.5

Indenture dated as of August 12, 2019 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar)

99.6

Indenture dated as of August 12, 2019 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar)

99.7

Indenture dated as of November 20, 2019 among: (i) ARD Finance S.A. (as Issuer); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); and (iii) Citigroup Global Markets Europe AG (as Registrar)

101	Interactive Data Files (XBRL – Related Documents)

+

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii)

would be competitively harmful if publicly disclosed. Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the SEC upon request.

Ardagh Group S.A.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 27, 2020

Ardagh Group S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer

Ardagh Group S.A.

Ardagh Group S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ardagh Group S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019, the manner in which it accounts for revenues from contracts with customers in 2018 and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Ardagh Group S.A.

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

February 20, 2020

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting requirements in 2017. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessors.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2019			Year ended December 31, 2018			Year ended December 31, 2017
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
			Note 4			Note 4			Note 4
Revenue	3	6,660	—	6,660	6,676	—	6,676	6,390	—	6,390
Cost of sales		(5,595)	(2)	(5,597)	(5,623)	(108)	(5,731)	(5,309)	(78)	(5,387)
Gross profit		1,065	(2)	1,063	1,053	(108)	945	1,081	(78)	1,003
Sales, general and administration expenses		(311)	(51)	(362)	(300)	(17)	(317)	(286)	(45)	(331)
Intangible amortization and impairment	9	(233)	—	(233)	(237)	(186)	(423)	(237)	—	(237)
Operating profit		521	(53)	468	516	(311)	205	558	(123)	435
Net finance expense	5	(456)	(203)	(659)	(457)	(22)	(479)	(506)	(132)	(638)
Share of post-tax loss in equity accounted joint venture	12	(10)	(39)	(49)	—	—	—	—	—	—
Profit/(loss) before tax		55	(295)	(240)	59	(333)	(274)	52	(255)	(203)
Income tax (charge)/credit	6	(41)	(3)	(44)	(67)	49	(18)	(47)	124	77
Profit/(loss) from continuing operations		14	(298)	(284)	(8)	(284)	(292)	5	(131)	(126)
Profit from discontinued operation	25	215	1,527	1,742	211	(13)	198	201	(12)	189
Profit/(loss) for the year		229	1,229	1,458	203	(297)	(94)	206	(143)	63

Profit/(loss) attributable to:
Equity holders				1,458			(94)			63
Non-controlling interests				—			—			—
Profit/(loss) for the year				1,458			(94)			63

Earnings/(loss) per share:
Basic and diluted earnings/(loss) for the year attributable to equity holders	7			$6.17			$(0.40)			$0.27

Loss per share from continuing operations:
Basic and diluted loss per share from continuing operations attributable to equity holders	7			$(1.20)			$(1.24)			$(0.55)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2019	2018	2017
	Note	$'m	$'m	$'m

Profit/(loss) for the year		1,458	(94)	63

Other comprehensive income/(expense):
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		47	75	(178)
		47	75	(178)
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		54	54	(254)
—Movement out of reserve to income statement		(10)	(73)	258
—Movement in deferred tax		1	5	1
		45	(14)	5
(Loss)/gain recognized on cost of hedging:
—New fair value adjustments into reserve		(8)	15	—
—Movement out of reserve		(12)	(2)	—
		(20)	13	—

Share of other comprehensive income in equity accounted joint venture	12	5	—	—

Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	21	(140)	11	49
—Deferred tax movement on employee benefit obligations		32	(1)	(6)
		(108)	10	43

Share of other comprehensive income in equity accounted joint venture	12	2	—	—

Total other comprehensive (expense)/income for the year		(29)	84	(130)

Total comprehensive income/(expense) for the year		1,429	(10)	(67)

Attributable to:
Equity holders		1,429	(10)	(67)
Non-controlling interests		—	—	—
Total comprehensive income/(expense) for the year		1,429	(10)	(67)

Attributable to equity holders:
Continuing operations		(312)	(173)	(370)
Discontinued operation		1,741	163	303
Total comprehensive income/(expense) for the year		1,429	(10)	(67)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2019	2018
	Note	$'m	$'m

Non-current assets
Intangible assets	9	2,884	3,601
Property, plant and equipment	10	2,677	3,388
Derivative financial instruments	20	4	11
Deferred tax assets	13	204	254
Investment in material joint venture	12	375	—
Other non-current assets	11	68	24
		6,212	7,278
Current assets
Inventories	14	964	1,284
Trade and other receivables	15	734	1,053
Contract assets	16	151	160
Derivative financial instruments	20	3	9
Cash and cash equivalents	17	614	530
		2,466	3,036
TOTAL ASSETS		8,678	10,314

Equity attributable to owners of the parent
Issued capital	18	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		165	45
Retained earnings		(2,181)	(3,355)
		(216)	(1,510)
Non-controlling interests		1	1
TOTAL EQUITY		(215)	(1,509)
Non-current liabilities
Borrowings	20	5,524	7,729
Lease obligations	20	291	32
Employee benefit obligations	21	716	957
Derivative financial instruments	20	44	107
Deferred tax liabilities	13	344	543
Provisions	22	29	38
		6,948	9,406
Current liabilities
Borrowings	20	22	114
Lease obligations	20	73	4
Interest payable		60	81
Derivative financial instruments	20	17	38
Trade and other payables	23	1,628	1,983
Income tax payable		97	114
Provisions	22	48	83
		1,945	2,417
TOTAL LIABILITIES		8,893	11,823
TOTAL EQUITY and LIABILITIES		8,678	10,314

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non‑
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
	Note 18
At January 1, 2017	—	274	485	189	(37)	—	(3,093)	(2,182)	3	(2,179)
Profit for the year	—	—	—	—	—	—	63	63	—	63
Other comprehensive (expense)/income	—	—	—	(178)	5	—	43	(130)	—	(130)
Share re-organization (Note 18)	23	(23)	—	—	—	—	—	—	—	—
Share issuance (Note 18)	—	323	—	—	—	—	—	323	—	323
Conversion of related party loan (Note 18)	—	716	—	—	—	—	—	716	—	716
Dividends paid (Note 26)	—	—	—	—	—	—	(165)	(165)	—	(165)
Non-controlling interest in disposed business	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2017	23	1,290	485	11	(32)	—	(3,152)	(1,375)	1	(1,374)

At January 1, 2018 (i)	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the year	—	—	—	—	—	—	(94)	(94)	—	(94)
Other comprehensive income/(expense)	—	—	—	75	(14)	13	10	84	—	84
Hedging gains transferred to cost of inventory	—	—	—	—	(10)	—	—	(10)	—	(10)
Share issuance	—	2	—	—	—	—	—	2	—	2
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2018	23	1,292	485	86	(72)	31	(3,355)	(1,510)	1	(1,509)

At January 1, 2019 (ii)	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the year	—	—	—	—	—	—	1,458	1,458	—	1,458
Other comprehensive income/(expense)	—	—	—	52	45	(20)	(106)	(29)	—	(29)
Hedging losses transferred to cost of inventory	—	—	—	—	16	—	—	16	—	16
Recycle to income statement on disposal of subsidiary (Note 25)	—	—	—	27	—	—	—	27	—	27
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2019	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i)  Retained earnings at January 1, 2018 were re-presented by $13 million reflecting $20 million in respect of the impact of the adoption of IFRS 15 “Revenue from contracts with customers”, partly offset by $7 million in respect of the adoption of IFRS 9 “Financial instruments”. Further, following the adoption of IFRS 9 “Financial instruments”, the cash flow hedge reserve was re-presented by $16 million, and cost of hedging reserve was re-presented to $18 million.

(ii) Retained earnings at January 1, 2019 have been re-presented by $46 million reflecting the impact of the adoption of IFRS 16 ‘Leases’. Please refer to Note 2 for further details in respect of the impact of this recently adopted accounting standard.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2019	2018	2017
	Note	$'m	$'m	$'m

Cash flows from operating activities
Cash generated from continuing operations	24	1,179	991	1,185
Interest paid		(417)	(414)	(458)
Income tax paid		(64)	(97)	(95)
Net cash from operating activities - continuing operations		698	480	632
Net cash from operating activities - discontinued operation (i)		141	375	330
Net cash from operating activities		839	855	962

Cash flows from investing activities
Purchase of property, plant and equipment		(498)	(465)	(391)
Purchase of intangible assets		(10)	(12)	(13)
Proceeds from disposal of property, plant and equipment		3	10	4
Investing cash flows used in continuing operations		(505)	(467)	(400)
Proceeds from disposal of discontinued operation, net of cash disposed of		2,539	—	—
Investing cash flows used in discontinued operation		(107)	(108)	(92)
Net cash from/(used in) investing activities		1,927	(575)	(492)

Cash flows from financing activities
Repayment of borrowings	20	(4,088)	(442)	(4,384)
Proceeds from borrowings	20	1,806	110	3,730
Dividends paid	26	(132)	(132)	(165)
Consideration received/(paid) on extinguishment of derivative financial instruments	20	9	(44)	46
Deferred debt issue costs paid		(14)	(5)	(38)
Lease payments		(78)	(4)	—
Early redemption premium paid		(165)	(7)	(91)
Proceeds from share issuance		—	—	326
Financing cash flows from continuing operations		(2,662)	(524)	(576)
Financing cash flows from discontinued operation		–	3	(1)
Net cash outflow from financing activities		(2,662)	(521)	(577)

Net increase/(decrease) in cash and cash equivalents		104	(241)	(107)

Cash and cash equivalents at the beginning of the year	17	530	784	813
Exchange (losses)/gains on cash and cash equivalents		(20)	(13)	78
Cash and cash equivalents at the end of the year	17	614	530	784

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i) Operating cash flows for discontinued operation for the year ended December 31, 2019, include interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million, 2017: $nil and $8 million).

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

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable innovative, value‑added rigid packaging solutions. The Group’s products include metal beverage cans, as well as glass containers primarily for beverage and food markets. End‑use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

These consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in Note 27.

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

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business (“Food & Specialty”), operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal Corporation (“Exal”), to form Trivium, a global leader in metal packaging. As consideration, Ardagh received a stake of approximately 42% in Trivium and approximately $2.6 billion in cash proceeds, subject to customary completion adjustments. The remaining approximate 58% is held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). Trivium is jointly controlled by Ardagh Group S.A. and Ontario Teachers. As a result of the completion of the transaction, Food & Specialty has been reported as a discontinued operation for the ten months period ended October 31, 2019 and previous years have been re-presented accordingly. Consequently, the Group’s segments have been updated. Please refer to note 3, Segment analysis, for further details.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

•	derivative financial instruments are stated at fair value; and

Ardagh Group S.A.

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

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. (the “Board”) on February 19, 2020.

Recently adopted accounting standards and changes in accounting policies

IFRS 16 ‘Leases’

IFRS 16, ‘Leases’ (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that appropriately represents those transactions. This information provides a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’ (“IAS 17”), and later interpretations including IFRIC 4, ‘Determining whether an Arrangement contains a Lease’ (“IFRIC 4”), and has resulted in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Under IFRS 16, at the lease commencement date the Group recognizes a lease liability as the present value of expected future lease payments, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs.

The Group adopted IFRS 16 effective January 1, 2019 applying the simplified approach, with the right-of-use assets being calculated as if IFRS 16 had always been applied and the lease liabilities being calculated as the present value of expected remaining future lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019, which resulted in the Group retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 16 as an adjustment to retained earnings as at the date of initial adoption. Upon adoption, the Group has availed of the practical expedients to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease and has also elected not to apply IFRS 16 to contracts that were not identified before as containing a lease under IAS 17 and IFRIC 4. The Group has made an accounting policy election to combine lease and non-lease components.

The Group has completed its assessment of the impact of and subsequently adopted IFRS 16. This involved the establishment of a cross-functional project team to implement the new standard. The Group has gathered and assessed the data relating to approximately 2,000 leases to which the Group is party to and have designed and implemented a system solution and business process, with appropriate internal controls applied, in order to meet the new accounting and disclosure requirements post-adoption. The Group leases various types of assets, with lease terms being negotiated on an individual basis and subject to a wide range of different terms and conditions. Extension options or periods after termination options have been considered by management if it is reasonably certain that the lease will be extended or not terminated.

The principal impact on the consolidated statement of financial position as at the adoption date of January 1, 2019, was an increase in property, plant and equipment of $290 million due to the recognition of right-of-use assets, and an increase in borrowings of $349 million, as lease liabilities were recognized based on the new treatment. As a result of the aforementioned impact, deferred tax assets increased by $13 million.

Ardagh Group S.A.

Net cash from continuing operations for the year ended December 31, 2019 decreased by $74 million due to certain lease expenses no longer being recognized as operating cash outflows following the adoption of IFRS 16, however this is offset by a corresponding increase in cash used in financing activities due to repayments of the principal on lease liabilities.

In addition to the above impact, the adoption of IFRS 16 also had an impact on the consolidated income statement and certain of the Group’s key financial metrics as a result of changes in the classification of charges recognized in the consolidated income statement. The application of the new standard decreased both cost of sales and operating costs (excluding depreciation) in the income statement, giving rise to an increase in Adjusted EBITDA of the continuing operations for the year ended December 31, 2019 of $83 million of which $63 million is related to such leases recognized as part of the initial adoption of IFRS 16, offset by increases in depreciation and net finance expense. Please refer to Note 3 for the reconciliation of Adjusted EBITDA.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized upon adoption of IFRS 16 was 5.4%. The total lease liability recognized at January 1, 2019 reconciles as follows to the total commitments under non-cancellable operating leases disclosed by the Group as of December 31, 2018:

$'m
Total commitments under non-cancellable operating leases as of December 31, 2018	364
Different treatment of extension and termination options and non-lease components	104
Impact from discounting	(119)
Lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019	349
Finance lease obligations as of December 31, 2018	36
Total lease liabilities as of January 1, 2019	385

During 2019, the continuing operations of the Group incurred variable lease expense of $67 million, primarily related to warehouse leases.

Please refer to Notes 5, 10 and 20 for further information related to the Group’s leasing obligations.

IFRIC 23 – Uncertainty over income tax treatments

The IFRS Interpretations Committee issued IFRIC 23 ‘Uncertainty over income tax treatments’ (“IFRIC 23”), which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’ are applied where there is uncertainty over income tax treatments.

The Group applied IFRIC 23 on its mandatory adoption date of January 1, 2019. The application of this interpretation did not have a material impact on the consolidated financial statements of the Group.

Recent accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2019 have been assessed by the Board and, with the exception of those identified above, no new standards or amendments to existing standards effective January 1, 2019 are currently relevant for the Group. The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

Ardagh Group S.A.

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

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

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

Ardagh Group S.A.

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

Joint ventures

The Group participates in a number of joint ventures where control is shared with one or more other parties. The Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement

Ardagh Group S.A.

of financial position and consolidated income statement respectively. The Group uses the equity method of accounting to account for its joint ventures. See note 12 “Investment in material joint venture” to the consolidated financial statements.

Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a separate major line of the business, geographical area of operations or is material to revenue or operating profit and has been disposed of or is held for sale. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest period presented. Cash flows relating to discontinued operations are presented as a separate line item within each of the operating, investing and financing cash flow.

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

Ardagh Group S.A.

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

Effective January 1, 2019 on adoption of IFRS 16

At the lease commencement date or the effective date of a lease modification, the Group recognizes a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The Group combines lease and non-lease components and accounts for them as a single lease component. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

Effective prior to adoption of IFRS 16 on January 1, 2019

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

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de‑recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

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

Ardagh Group S.A.

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

Effective prior to adoption of IFRS 9 on January 1, 2018

Trade and other receivables are recognized initially at fair value and are thereafter measured at amortized cost using the effective interest rate method, less any provision for impairment. A provision for impairment of trade receivables is recognized when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

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

Ardagh Group S.A.

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

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non‑current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

Ardagh Group S.A.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges.

(iii)	Fair value hedges

Derivative financial instruments are classified as fair value hedges when they hedge the Group’s exposure to changes in the fair value of a recognized asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group’s consolidated income statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk. Changes in the fair value of derivatives relating to the cost of hedging are recognized in other comprehensive income.

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

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions (Notes 20 and 21)
•	Quantitative disclosures of fair value measurement hierarchy (Note 20)
•	Financial instruments (including those carried at amortized cost) (Note 20)

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

Ardagh Group S.A.

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

(iii)	Other long term employee benefits

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

(iv)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Ardagh Group S.A.

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

Revenue recognition

Effective January 1, 2018 on adoption of IFRS 15

Our products include metal and glass containers primarily for food and beverage markets. consumer-driven demand. In addition to metal containers, within the Metal Beverage Europe and Metal Beverage Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed. As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Beverage Europe and Metal Beverage Americas reportable segment, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. Therefore, the Group will recognize revenue over time such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

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

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature

Ardagh Group S.A.

or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start‑up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairments of non‑current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

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

Ardagh Group S.A.

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

(iii)	Lease term

Several lease agreements include renewal and termination options. The Group assesses all facts and circumstances that create an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) are only included in the lease term if the conclusion is that the lease is reasonably certain to be renewed (or not terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the Group.

Ardagh Group S.A.

(iv)	Income taxes

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

(v)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19(R) to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in Note 21.

(vi)	Exceptional items

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

(vii)	Revenue recognition

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

(viii) Business combinations and goodwill

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

Ardagh Group S.A.

3. Segment analysis

Following the Group’s announcement to combine Food & Specialty with Exal to form Trivium, the composition of the Group’s operating and reporting segments changed. Food & Specialty has been classified as a discontinued operation. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group. The comparative amounts have been restated in accordance with the requirements of IFRS 8. The following are the Group’s four operating and reportable segments:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA.
	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Loss from continuing operations	(284)	(292)	(126)
Income tax charge/(credit) (Note 6)	44	18	(77)
Net finance expense (Note 5)	659	479	638
Depreciation and amortization (Notes 9, 10)	652	599	583
Exceptional operating items (Note 4)	53	311	123
Share of post-tax loss in equity accounted joint venture (Note 12)	49	—	—
Adjusted EBITDA from continuing operations	1,173	1,115	1,141

Profit from discontinued operation (Note 25)	1,742	198	189
Income tax charge (Note 25)	19	26	37
Net finance expense (Note 5)	4	6	11
Depreciation and amortization (Notes 9, 10)	71	115	104
Exceptional operating items	(1,510)	18	26
Adjusted EBITDA from discontinued operation	326	363	367

Adjusted EBITDA	1,499	1,478	1,508

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue and revenue with joint ventures are not material.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non‑current assets, inventories, contract assets, trade and other receivables and cash and cash equivalents. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2.

Ardagh Group S.A.

Segment results for the year ended December 31, 2019 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,556	1,816	1,613	1,675	6,660	2,003	8,663
Adjusted EBITDA	253	250	391	279	1,173	326	1,499
Capital expenditure	95	110	163	137	505	107	612
Segment assets (excluding Investment in material joint venture)	2,360	1,725	1,977	2,241	8,303	—	8,303

Segment results for the year ended December 31, 2018 are:

	che
	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,616	1,742	1,623	1,695	6,676	2,421	9,097
Adjusted EBITDA	270	230	358	257	1,115	363	1,478
Capital expenditure	103	79	151	134	467	108	575
Segment assets	2,274	1,549	1,916	2,197	7,936	2,378	10,314

Segment results for the year ended December 31, 2017 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging	Continuing	Discontinued
	Europe	Americas	Europe	North America	Operations	Operation	Group
	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,535	1,529	1,549	1,777	6,390	2,206	8,596
Adjusted EBITDA	257	195	340	349	1,141	367	1,508
Capital expenditure	95	69	110	126	400	92	492
Segment assets	2,392	1,425	2,187	2,622	8,626	2,526	11,152

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

One customer accounted for greater than 10% of total revenue from continuing operations in 2019 (2018: none; 2017: one).

Ardagh Group S.A.

Total revenue from continuing operations and non‑current assets, excluding derivative financial instruments, taxes, pensions and goodwill arising on acquisitions, in countries which account for more than 10% of total revenue or non‑current assets, in the current or prior years presented, are as follows:

	Year ended December 31,
	2019	2018	2017
Revenue	$'m	$'m	$'m
U.S.	2,974	2,911	2,852
United Kingdom	736	778	702

	At December 31,
	2019	2018
Non-current assets	$'m	$'m
U.S.	2,100	2,190
Germany	713	847
United Kingdom	665	659

The revenue above is attributed to countries on a destination basis.

The Company is domiciled in Luxembourg. During the year the continuing operations had revenues of $2 million (2018: $2 million, 2017: $2 million) with customers in Luxembourg. Non‑current assets located in Luxembourg were $nil (2018: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,541	5	10	1,556
Metal Beverage Packaging Americas	2	1,419	395	1,816
Glass Packaging Europe	1,554	7	52	1,613
Glass Packaging North America	–	1,674	1	1,675
Continuing operations	3,097	3,105	458	6,660
Discontinued operation	1,480	389	134	2,003
Group	4,577	3,494	592	8,663

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,601	2	13	1,616
Metal Beverage Packaging Americas	1	1,339	402	1,742
Glass Packaging Europe	1,572	9	42	1,623
Glass Packaging North America	–	1,687	8	1,695
Continuing operations	3,174	3,037	465	6,676
Discontinued operation	1,795	447	179	2,421
Group	4,969	3,484	644	9,097

Ardagh Group S.A.

4. Exceptional items

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Legal matter	15	—	—
Start-up related costs	13	48	8
Restructuring and other costs	6	50	32
Impairment - property, plant and equipment	5	5	38
Past service (credit)/charge	(37)	5	—
Exceptional items - cost of sales	2	108	78
Transaction-related costs	51	17	45
Exceptional items - SGA expenses	51	17	45
Impairment - goodwill	—	186	—
Exceptional items - impairment of intangible assets	—	186	—
Debt refinancing and settlement costs	200	16	117
Loss on derivative financial instruments	3	6	15
Exceptional items - finance expense	203	22	132
Share of exceptional items in material joint venture	39	—	—
Exceptional items from continuing operations	295	333	255
Exceptional income tax charge/(credit)	3	(49)	(124)
Exceptional items from continuing operations, net of tax	298	284	131
Exceptional items from discontinued operation, net of tax	(1,527)	13	12
Total exceptional (credit)/charge, net of tax	(1,229)	297	143

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2019

Exceptional items of $1,229 million have been recognized for the year ending December 31, 2019, primarily comprising:

•	$15 million related to a legal matter as described in Note 28 of the consolidated financial statements.
•

$24 million related to the Group’s capacity realignment programs, including start-up related costs ($13 million), restructuring costs ($6 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).

•	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
•

$51 million transaction-related costs, primarily comprising costs relating to the combination of the Group’s Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium.

•

$200 million debt refinancing and settlement costs related to the redemption of notes in August and November 2019 as described in Note 20, premium payable on the early redemption of the notes of $165 million, accelerated amortization of deferred finance costs, and include interest charges from the call date to date of redemption and $3 million exceptional loss on the termination of derivative financial instruments.

•	$39 million from the share of exceptional items in the Trivium joint venture.

Ardagh Group S.A.

•	$3 million from tax charge, as described in Note 6.
•	$1,527 million from discontinued operation, net of tax, primarily related to the gain, net of directly attributable disposal costs, on the disposal of the Food & Specialty Metal Packaging business.

2018

Exceptional items of $297 million have been recognized for the year ending December 31, 2018, primarily comprising:

•

$103 million related to the Group’s capacity realignment programs, including start-up related costs ($48 million)  restructuring costs ($50 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Beverage Packaging Europe ($24 million), Glass Packaging Europe ($5 million) and a cost reduction in Metal Beverage Packaging Americas ($4 million).

•

$5 million pension service cost recognized in Metal Beverage Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization (Note 21).

•	$17 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
•	$186 million impairment of goodwill in Glass Packaging North America.
•

$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.

•	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.
•	$49 million from tax credits, as described in Note 6.
•	$13 million related to exceptional items from discontinued operation, net of tax.

2017

Exceptional items of $143 million have been recognized for the year ending December 31, 2017, primarily comprising:

•

$78 million related to the Group’s capacity realignment programs, including restructuring costs ($32 million),   start-up related costs ($8 million) and property, plant and equipment impairment charges ($38 million). These costs were incurred in Glass Packaging North America ($43 million), Metal Beverage Packaging Europe ($33 million) and Metal Beverage Packaging Americas ($2 million).

•	$45 million transaction related costs, primarily comprised of costs directly attributable to the Beverage Can Acquisition and integration of that business and other IPO and transaction-related costs.
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

•	$124 million from tax credits, as described in Note 6.
•	$12 million related to exceptional items from discontinued operation, net of tax.

Ardagh Group S.A.

5. Finance income and expense

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Senior secured and senior notes	367	421	431
Other interest expense	40	22	5
Term loan	—	—	5
Interest expense	407	443	441
Net pension interest cost (Note 21)	18	16	18
Foreign currency translation losses	27	8	21
Loss/(gain) on derivative financial instruments	9	(10)	27
Other finance income	(5)	—	(1)
Finance expense before exceptional items	456	457	506
Exceptional finance expense (Note 4)	203	22	132
Net finance expense from continuing operations	659	479	638
Net finance expense from discontinued operation	4	6	11
Net finance expense	663	485	649

During the year ended December 31, 2019, the continuing operations of the Group recognized $19 million related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

6. Income tax

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Current tax:
Current tax for the year	70	73	60
Adjustments in respect of prior years	7	11	1
Total current tax	77	84	61
Deferred tax:
Deferred tax for the year	(31)	(58)	(133)
Adjustments in respect of prior years	(2)	(8)	(5)
Total deferred tax	(33)	(66)	(138)
Income tax charge/(credit)	44	18	(77)

Ardagh Group S.A.

Reconciliation of income tax charge/(credit) and the loss before tax multiplied by the Group’s domestic tax rate for 2019, 2018 and 2017 is as follows:

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Loss before tax	(240)	(274)	(203)
Loss before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2018: 26.01%; 2017: 27.08%)	(60)	(71)	(55)
Tax losses for which no deferred income tax asset was recognized	32	—	—
Re-measurement of deferred taxes	(2)	1	(69)
Adjustment in respect of prior years	5	3	(4)
Income subject to state and other local income taxes	11	12	12
Income taxed at rates other than standard tax rates	7	5	(6)
Non-deductible items	48	55	42
Other	3	13	3
Income tax charge/(credit)	44	18	(77)

The total income tax charge/(credit) outlined above for each year includes a tax charge of $3 million in 2019 (2018 tax credit of $49 million; 2017 tax credit of $124 million) in respect of exceptional items, being the tax effect of the items set out in Note 4. The $124 million exceptional income tax credit recognized in the year ended December 31, 2017 includes a credit of $71 million on remeasurement of deferred tax positions following the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJA”) in the United States of America.

Tax losses for which no deferred income tax asset was recognized relates to tax losses incurred in Ireland in respect of exceptional finance expense, in addition to the carry-forward of interest expense in certain jurisdictions.

Non‑deductible items principally relate to non‑deductible interest expense in Ireland and Luxembourg, in addition to the elimination of intercompany recharges and finance expense relating to discontinued operations. Income taxed at non‑standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings.

The tax charge associated with discontinued operation is recognized separately in the results of discontinued operation. See note 25 for further details.

Ardagh Group S.A.

7. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the year attributable to equity holders by the weighted average number of common shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Profit/(loss) attributable to equity holders	1,458	(94)	63
Weighted average number of common shares for EPS (millions)	236.4	236.3	229.6
Earnings/(loss) per share	$6.17	$(0.40)	$0.27

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Loss from continuing operations attributable to equity holders	(284)	(292)	(126)
Weighted average number of common shares for EPS (millions)	236.4	236.3	229.6
Loss per share from continuing operations	$(1.20)	$(1.24)	$(0.55)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to Note 18 for details of transactions involving ordinary shares for the years ended December 31, 2019 and 2018. See Note 25 for basic and diluted earnings per share from discontinued operation.

There have been no material transactions involving common shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

8. Employee costs

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Wages and salaries	1,048	962	1,028
Social security costs	155	154	139
Defined benefit plan pension costs (Note 21)	31	42	36
Defined benefit past service (credit)/charge (Note 21)	(54)	6	—
Defined contribution plan pension costs (Note 21)	40	32	30
Net employee costs from continuing operations	1,220	1,196	1,233
Net employee costs from discontinued operation	370	424	392
Group employee costs	1,590	1,620	1,625

	At December 31,
Employees	2019	2018	2017
Production	14,463	14,666	14,809
Administration	1,877	1,986	1,924
Continuing operations	16,340	16,652	16,733
Discontinued operation	—	6,775	6,758
Group	16,340	23,427	23,491

Ardagh Group S.A.

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
Cost
At January 1, 2018	2,201	2,355	251	88	4,895
Additions	—	—	12	25	37
Impairment (i)	(186)	—	—	—	(186)
Exchange	(45)	(55)	(8)	(3)	(111)
At December 31, 2018	1,970	2,300	255	110	4,635
Amortization
At January 1, 2018		(607)	(126)	(58)	(791)
Charge for the year		(227)	(30)	(8)	(265)
Exchange		17	3	2	22
At December 31, 2018		(817)	(153)	(64)	(1,034)
Net book value
At December 31, 2018	1,970	1,483	102	46	3,601
Cost
At January 1, 2019	1,970	2,300	255	110	4,635
Additions	—	—	12	13	25
Disposal of Food & Specialty	(328)	(203)	(103)	(44)	(678)
Disposal	—	—	—	(1)	(1)
Transfers	—	—	(11)	11	—
Exchange	(18)	(14)	(3)	(2)	(37)
At December 31, 2019	1,624	2,083	150	87	3,944
Amortization
At January 1, 2019		(817)	(153)	(64)	(1,034)
Charge for the year		(214)	(27)	(8)	(249)
Disposal of Food & Specialty		146	60	6	212
Disposal		—	—	1	1
Exchange		5	3	2	10
At December 31, 2019		(880)	(117)	(63)	(1,060)
Net book value
At December 31, 2019	1,624	1,203	33	24	2,884

Amortization expense of $233 million (2018: $237 million, 2017: $237 million) has been charged to the consolidated income statement of the Group in respect of continuing operations. An amortization expense of $16 million (2018: $28 million, 2017: $27 million) has been charged to the consolidated income statement of the Group in respect of the discontinued operation.

(i) An impairment charge of $186 million, before the impact of deferred tax, was recognized in the year ended December 31, 2018 in respect of the goodwill in Glass Packaging North America. The impairment testing performed used a FVLCTS calculation for the Glass Packaging North America CGU.

Goodwill

Allocation of goodwill

Goodwill has been allocated to groups of CGUs for the purpose of impairment testing. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes. Goodwill acquired through

Ardagh Group S.A.

business combination activity is allocated to CGUs that are expected to benefit from synergies arising from that combination.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated is set out below. The Group changed the composition of its operating and reporting segments following the disposal of its Food & Specialty Metal Packaging business which completed on October 31, 2019. On this basis the Group’s CGUs are identified as follows:

	At December 31,
	2019	2018
	$'m	$'m
Metal Beverage Packaging Europe	566	577
Metal Beverage Packaging Americas	437	437
Glass Packaging Europe	61	62
Glass Packaging North America	560	560
Total Goodwill from continuing operations	1,624	1,636
Discontinued operation Europe	—	305
Discontinued operation North America	—	29
Total Goodwill	1,624	1,970

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget.

Recoverable amount and carrying amount

The Group used the value in use (“VIU”) model for the purposes of goodwill impairment testing, as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group uses both the VIU model and the fair value less costs to sell (“FVLCTS”) model to establish the higher of the recoverable amount.

Value in use

The VIU model used the 2020 budget approved by the Board and a two year forecast for 2021 to 2022. The budget and forecast results were then extended for a further two‑year period (2018: two-year period) making certain assumptions, including that long-term depreciation equals capital expenditure and that any increase in input cost will be passed through to customers, in line with historic practice and contractual terms.

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

Ardagh Group S.A.

The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The range of growth rates applied by management in respect of the terminal values applicable to all groups of CGU’s were 1.0% - 1.5% (2018: 1.5%).

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

The FVLCTS calculation in the prior year for the Glass Packaging North America CGU resulted in a higher recoverable amount than the VIU model. The FVLCTS calculation used the 2019 projected Adjusted EBITDA multiplied by an earnings multiple of 6.7x, based on comparable market transactions, and adjusted for selling costs.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

	Metal	Metal		Glass
	Beverage	Beverage	Glass	Packaging
	Packaging	Packaging	Packaging	North
	Europe	Americas	Europe	America
	$'m/%	$'m/%	$'m/%	$'m/%
2019
Carrying amount of goodwill	566	437	61	560
Excess of recoverable amount	2,109	1,581	3,842	158
Pre-tax discount rate applied	5.1	8.5	6.5	7.2
2018
Carrying amount of goodwill	577	437	62	560
Excess of recoverable amount	1,673	1,085	2,222	N/A
Pre-tax discount rate applied	6.7	9.6	8.5	N/A
2017
Carrying amount of goodwill	604	437	65	746
Excess of recoverable amount	1,650	786	2,907	859
Pre-tax discount rate applied	7.4	9.6	8.2	9.1

Ardagh Group S.A.

10. Property, plant and equipment

			Office
			equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
	$'m	$'m	$'m	$'m
Cost
At January 1, 2018	1,094	4,142	71	5,307
Additions	15	539	37	591
Disposals	(16)	(190)	(11)	(217)
Impairment (Note 4)	—	(11)	—	(11)
Transfers	—	—	5	5
Exchange	(49)	(182)	(8)	(239)
At December 31, 2018	1,044	4,298	94	5,436
Depreciation
At January 1, 2018	(258)	(1,656)	(25)	(1,939)
Charge for the year	(37)	(388)	(24)	(449)
Disposals	10	187	9	206
Exchange	21	107	6	134
At December 31, 2018	(264)	(1,750)	(34)	(2,048)
Net book value
At December 31, 2018	780	2,548	60	3,388
Cost
At January 1, 2019, as reported	1,044	4,298	94	5,436
Impact of adoption of IFRS 16 on January 1, 2019 (Note 2)	193	78	19	290
At January 1, 2019	1,237	4,376	113	5,726
Additions	148	528	60	736
Disposals	(21)	(194)	(8)	(223)
Disposal of Food & Specialty	(337)	(1,443)	(39)	(1,819)
Impairment (Note 4)	—	(5)	—	(5)
Exchange	(9)	(26)	—	(35)
At December 31, 2019	1,018	3,236	126	4,380
Depreciation
At January 1, 2019	(264)	(1,750)	(34)	(2,048)
Charge for the year	(75)	(363)	(36)	(474)
Disposals	6	190	8	204
Disposal of Food & Specialty	55	530	21	606
Exchange	2	7	—	9
At December 31, 2019	(276)	(1,386)	(41)	(1,703)
Net book value
At December 31, 2019	742	1,850	85	2,677

Depreciation expense of $408 million (2018: $354 million; 2017: $340 million) has been charged in cost of sales and $11 million (2018: $8 million; 2017: $6 million) in sales, general and administration expenses in respect of the continuing operations of the Group. Depreciation expense of $53 million (2018: $86 million, 2017: $76 million) has been charged in cost of sales and $2 million (2018: $1 million. 2017: $1 million) in sales, general and administration expenses in respect of the discontinued operation of the Group.

Construction in progress at December 31, 2019 was $173 million (2018: $254 million).

Included in property, plant and equipment is an amount for land of $185 million (2018: $213 million).

Ardagh Group S.A.

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2018: $nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2019 in accordance with IAS 36. In the year ended December 31, 2019 an impairment charge of $5 million (2018: $11 million) has been recognized, which relates to the impairment of plant and machinery in Glass Packaging North America. In 2018, the Group recognized an impairment charge of $11 million, of which $4 million related to the impairment of plant and machinery in Glass Packaging North America, $1 million related to the impairment of plant and machinery in Metal Beverage Packaging Europe and $6 million related to the impairment of plant and machinery in the discontinued operation.

Right of Use assets – Net Book Value and depreciation

At December 31, 2019 the following right-of-use assets were included in property, plant and equipment:

Office
equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
Net book value	$'m	$'m	$'m	$'m
At December 31, 2019	178	71	66	315

The net carrying amount of the right-of use assets at December 31, 2019 is primarily the result of existing finance leases as at December 31, 2018 of $29 million, the impact of adoption of IFRS 16 on January 1, 2019 of $290 million, total additions to the right-of-use assets during the year ended December 31, 2019 of $169 million, offset by an amount of $74 million de-recognized on the disposal of Food & Specialty and a depreciation charge of $76 million (Land and buildings: $41 million, Plant and machinery: $21 million, Office equipment, vehicles and other: $14 million).

Operating lease commitments

The Group adopted IFRS 16 effective January 1, 2019, resulting in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position. Please refer to Note 2 for more details.

During 2018 and 2017, the expense in respect of operating lease commitments was as follows:

	Year ended December 31,
	2018	2017
	$'m	$'m
Plant and machinery	22	21
Land and buildings	51	38
Office equipment and vehicles	17	9
	90	68

Ardagh Group S.A.

At December 31, 2018 and 2017, the Group had total commitments under non-cancellable operating leases which expire:

	At December 31,
	2018	2017
	$'m	$'m
Not later than one year	67	64
Later than one year and not later than five years	150	132
Later than five years	147	106
	364	302

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2019	2018	2017
	$'m	$'m	$'m
Contracted for	77	118	101
Not contracted for	82	76	14
	159	194	115

11. Other non‑current assets

At December 31, 2019, other non‑current assets of $68 million includes the receivable for the tax adjusted indemnity as set out in Note 28.

Other non-current assets also includes $6 million relating to certain of the Group’s investment in its joint ventures, excluding the investment in Trivium Packaging B.V., which is further discussed in Note 12.

Ardagh Group S.A.

12. Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium which is a global leader in metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, including food, seafood, pet food and nutrition, as well as beauty and personal care. The Group investment in Trivium arose from the combination of its Food & Specialty Metal Packaging business with that of Exal, a leading producer of aluminum containers. The remaining approximate 58% is held by Ontario Teachers. As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated October 31, 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters. Trivium Packaging B.V. is incorporated in the Netherlands, with corporate offices in Amsterdam.

The following table provides aggregated financial information for Trivium as it relates to the amounts recognized in the income statement, statement of comprehensive income and statement of financial position.

Year ended December 31,
2019
$'m
Investment in joint venture	375
Loss for the period	(49)
Other comprehensive income	7
Total comprehensive loss	(42)

Summarized financial information for Trivium for the two months ended and as at December 31, 2019 is set out below.

Period ended December 31,
2019
$'m
Revenue	351
Expenses	(408)
Operating loss	(57)
Net finance expense	(56)
Loss before tax	(113)
Income tax	(1)
Loss after tax[1]	(114)

1  The income statement for the two month period ended December 31, 2019 includes $92 million in relation to exceptional items of which $31 million is in respect of exceptional interest expense. Also included is $25 million of non-exceptional interest expense.

Ardagh Group S.A.

At December 31,
2019
$'m
Non-current assets	4,109
Current assets	924
Total assets	5,033

Total equity	875
Non-current liabilities	3,444
Current liabilities	714
Total liabilities	4,158
Total equity and liabilities	5,033

As at December 31, 2019, Trivium had net debt of $2.8 billion.

Trivium management have included a provisional estimate of the fair values at the acquisition date in the above information.

The reconciliation of summarized financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

2019
$'m
Group's interest in net assets of joint venture - November 1[2]	412
Share of total comprehensive loss	(42)
Exchange	5
Carrying amount of interest in joint venture - December 31	375

2  The Group used a comparable market multiples approach including Adjusted EBITDA multiplied by an earnings multiple (based on comparable market transactions) as adjusted for debt in order to assess the fair value of its 42% initial equity investment in Trivium of $412 million.

Mutual Services Agreement (“MSA”)

The Group has entered into an MSA, with Trivium pursuant to which the  Group and Trivium provide services to each other. The Services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D, product development and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of Services, with appropriate segregations in place between the Group’s entities, on the one hand, and Trivium, on the other hand.

Ardagh Group S.A.

13. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$'m	$'m	$'m
At January 1, 2018	428	(790)	(362)
Credited to the income statement (Note 6)	49	17	66
(Charged)/credited to the income statement (Discontinued operation)	(13)	12	(1)
Credited/(charged) to other comprehensive income	7	(3)	4
Reclassification	(36)	36	—
Exchange	(3)	7	4
At December 31, 2018	432	(721)	(289)
IFRS 16	14	(1)	13
Credited to the income statement (Note 6)	17	16	33
Charged to the income statement (Discontinued operation)	(12)	(1)	(13)
Credited to other comprehensive income	30	3	33
Exchange	1	3	4
Disposal of Food & Specialty	(76)	155	79
At December 31, 2019	406	(546)	(140)

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2019	2018
	$'m	$'m
Tax losses	40	49
Employee benefit obligations	142	179
Depreciation timing differences	84	83
Provisions	74	69
Other	66	52
	406	432
Available for offset	(202)	(178)
Deferred tax assets	204	254
Intangible assets	(295)	(344)
Accelerated depreciation and other fair value adjustments	(206)	(343)
Other	(45)	(34)
	(546)	(721)
Available for offset	202	178
Deferred tax liabilities	(344)	(543)

Ardagh Group S.A.

The tax credit recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Tax losses	(4)	18	(2)
Employee benefit obligations	(11)	3	(21)
Depreciation timing differences	21	4	(6)
Provisions	(2)	(1)	(26)
Other deferred tax assets	1	12	(12)
Intangible assets	19	52	155
Accelerated depreciation and other fair value adjustments	(12)	(20)	29
Other deferred tax liabilities	8	(3)	23
	20	65	140

Deferred tax assets are only recognized on tax loss carry‑forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $37 million (2018: $32 million) in respect of tax losses amounting to $146 million (2018: $145 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

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

14. Inventories

	At December 31,
	2019	2018
	$'m	$'m
Raw materials and consumables	299	389
Mold parts	50	51
Work-in-progress	19	114
Finished goods	596	730
	964	1,284

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (Note 20). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2019 was not material.

At December 31, 2019, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold, is not material.

Ardagh Group S.A.

15. Trade and other receivables

	At December 31,
	2019	2018
	$'m	$'m
Trade receivables	516	823
Other receivables and prepayments	178	230
Related party receivables	40	—
	734	1,053

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provision for impairment of trade receivables are as follows:

	2019	2018	2017
	$'m	$'m	$'m
At January 1, as reported	17	23	15
Impact of adoption of IFRS 9 on January 1, 2018	—	(4)	—
At January 1,	17	19	15
Provision for receivables impairment	7	2	6
Receivables written off during the year as uncollectible	—	(3)	—
Disposal of Food & Specialty	(18)	—	—
Exchange	—	(1)	2
At December 31,	6	17	23

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

As of December 31, 2019, trade receivables of $34 million (2018: $68 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2019	2018
	$'m	$'m
Up to three months past due	28	56
Three to six months past due	1	5
Over six months past due	5	7
	34	68

Ardagh Group S.A.

16. Contract assets

The following table provides information about significant changes in contract assets:

	2019	2018
	$'m	$'m
At January 1,	160	168
Transfers from contract assets recognized at beginning of year to receivables	(155)	(168)
Increases as a result of new contract assets recognized during the year	175	157
Decrease due to disposal of Food & Specialty	(32)	—
Other	3	3
At December 31,	151	160

17. Cash and cash equivalents

	At December 31,
	2019	2018
	$'m	$'m
Cash at bank and in hand	598	494
Short term bank deposits	11	26
Restricted cash	5	10
	614	530

 Within cash and cash equivalents, the Group had $5 million of restricted cash at December 31, 2019 (2018: $10 million).

18. Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2018	18.65	217.70	236.35	23
Share issuance	0.01	–	0.01	–
At December 31, 2019	18.66	217.70	236.36	23

2019

There were no material share transactions in the year ended December 31, 2019 or the year ended December 31, 2018.

Ardagh Group S.A.

19. Financial risk factors

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

Financial risks are managed on the advice of Group Treasury and senior management. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. As at December 31, 2019 the ratio was 4.5x (2018: 5.0x; 2017: 5.2x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2019, the Group’s external borrowings were 88.1% (2018: 90.1%) fixed, with a weighted average interest rate of 4.6% (2018: 5.4%; 2017: 5.5%). The weighted average interest rate for the Group for the year ended December 31, 2019 was 4.0% (2018: 5.0%; 2017: 4.9%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2019 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2018: $9 million).

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company will continue to be the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to December 31, 2019, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona,

Ardagh Group S.A.

Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2019 rate would decrease shareholders’ equity by approximately $4 million (2018: $2 million decrease).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily energy, aluminum and steel. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum and steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Steel price has a variable cost associated with its raw material components, coking coal and iron ore.  Similarly to aluminum ingots, coking coal and iron ore are priced in U.S. dollars. The price and foreign currency risk on the steel purchases in Metal Beverage Packaging Europe are hedged by entering into swaps under which we pay fixed euro. The hedging market for coking coal is a relatively new market which does not have the depth of the aluminum market and as a consequence, there might be limitations to placing hedges in the market. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

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

Where pass through contracts do not exist, the Group policy is to purchase gas and electricity by entering into forward price fixing arrangements with suppliers for the bulk of our anticipated requirements for the year ahead. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not net settle, nor do we sell within a short period of time after taking delivery. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts.

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price‑fixing arrangements is purchased under index tracking contracts or at spot prices. As at December 31, 2019, we have 92% and 59% of our energy risk covered for 2020 and 2021, respectively.

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

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2019, the Group’s ten largest customers accounted for approximately 47% of total revenues from continuing operations (2018: 48%; 2017: 42%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest‑bearing current accounts and time deposits with appropriate maturities to provide sufficient headroom as determined by the below‑mentioned forecasts.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy is to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

•	has committed borrowing facilities that it can access to meet liquidity needs;
•	maintains cash balances and liquid investments with highly‑rated counterparties;

Ardagh Group S.A.

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

Ardagh Group S.A.

20. Financial assets and liabilities

The Group’s net external debt was as follows:

	At December 31,
	2019	2018
	$'m	$'m
Loan notes	5,529	7,737
Other borrowings	381	142
Total borrowings	5,910	7,879
Cash and cash equivalents	(614)	(530)
Derivative financial instruments used to hedge foreign currency and interest rate risk	32	113
Net debt	5,328	7,462

The Group’s net borrowings of $5,910 million (2018: $7,879 million) are classified as non-current liabilities of $5,815 million (2018: $7,761 million) and current liabilities of $95 million (2018: $118 million) in the consolidated statement of financial position at December 31, 2019.

At December 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–		Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

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
Ardagh Group S.A.

includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

At December 31, 2018, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	859	—
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	1,000	—
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	504	—
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	715	—
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	512	—
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,685	—
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,650	—
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	859	—
Global Asset Based Loan Facility	USD	739	07-Dec-22	Revolving	—	100	639
Finance lease obligations	Various	—		Amortizing	—	36	—
Other borrowings/credit lines	EUR/USD	—	Rolling	Amortizing	—	15	1
Total borrowings / undrawn facilities						7,935	640
Deferred debt issue costs and bond premium						(56)	—
Net borrowings / undrawn facilities						7,879	640
Cash and cash equivalents						(530)	530
Derivative financial instruments used to hedge foreign currency and interest rate risk						113	—
Net debt / available liquidity						7,462	1,170

The following table summarizes movement in the Group’s net debt:

	2019	2018
	$'m	$'m
Net (increase)/decrease in cash and cash equivalents per consolidated statement of cash flows	(84)	254
Decrease in net borrowings and derivative financial instruments	(2,050)	(617)
Decrease in net debt	(2,134)	(363)
Net debt at January 1,	7,462	7,825
Net debt at December 31,	5,328	7,462

The decrease in net borrowings and derivative financial instruments primarily includes repayments of borrowings of $4.1 billion (2018: $0.4 billion), proceeds from borrowings of $1.8 billion (2018: $0.1 billion), an increase in lease obligations of $0.3 billion (2018: $nil), a fair value gain on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.1 billion (2018: gain of $0.2 billion) which partially offsets a corresponding foreign exchange loss on borrowings of $0.1 billion (2018: loss of $0.2 billion), and an increase to cash and cash equivalents of $0.1 billion (2018: decrease of $0.3 billion).

Ardagh Group S.A.

The maturity profile of the Group’s borrowings is as follows:

	At December 31,
	2019	2018
	$'m	$'m
Within one year or on demand	95	118
Between one and three years	796	4
Between three and five years	897	2,213
Greater than five years	4,122	5,544
	5,910	7,879

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities as of December 31, 2019, is as follows:

$'m
Not later than one year	88
Later than one year and not later than five years	219
Later than five years	159
466

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2019	$'m	$'m	$'m
Within one year or on demand	363	17	1,519
Between one and three years	1,328	9	—
Between three and five years	1,345	35	—
Greater than five years	4,426	—	—

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
	$'m	$'m	$'m
At December 31, 2018	Re-presented
Within one year or on demand	541	38	1,872
Between one and three years	859	2	—
Between three and five years	3,000	105	—
Greater than five years	5,845	—	—

Ardagh Group S.A.

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2019	$'m	$'m	$'m	$'m
Loan notes	5,556	(27)	5,529	5,752
Global Asset Based Loan Facility and other borrowings	22	(5)	17	22
	5,578	(32)	5,546	5,774

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2018	$'m	$'m	$'m	$'m
Loan notes	7,784	(46)	7,738	7,563
Global Asset Based Loan Facility and other borrowings	115	(10)	105	115
	7,899	(56)	7,843	7,678

Financing activity

2019

Lease obligations of $364 million primarily reflect increases related to $349 million lease liabilities due to initial adoption of IFRS 16 as of January 1, 2019, as well as $169 million of new lease liabilities, partly offset by $84 million of lease liabilities divested at October 31, 2019, $78 million of principal repayments in continuing operations and $14 million of principal repayments in discontinued operation in the year ended December 31, 2019.

On August 12, 2019, the Group issued €440 million 2.125% Senior Secured Notes due 2026, $500 million 4.125% Senior Secured Notes due 2026, and $800 million 5.250% Senior Notes due 2027. The net proceeds from the issuance of these notes were used to redeem on August 13, 2019 the $1,650 million 7.250% Senior Notes due 2024 and to pay applicable redemption premiums and accrued interest in accordance with their terms.

Following the completion of the combination of its Food & Specialty business with the business of Exal, on October 31, 2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022, €750 million 2.750% Senior Secured Notes due 2024, €440 million 2.125% Senior Secured Notes due 2026 and $500 million 4.125% Senior Secured Notes due 2026. Following the expiration of the offer on November 28, 2019 notice was given to repurchase the following amounts, $20 million of the $715 million 4.250% Senior Secured Notes due 2022, €9 million of the €750 million 2.750% Senior Secured Notes due 2024, and €1 million of the €440 million 2.125% Senior Secured Notes due 2026. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On November 14, 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023, and paid the applicable redemption premiums and accrued interest in accordance with their terms.

On November 29, 2019, the Group redeemed €750 million 6.750% Senior Notes due 2024 and paid the applicable redemption premium and accrued interest in accordance with their terms.

As at December 31, 2019, the Group had $663 million available under the Global Asset Based Loan Facility. During 2019, the Group reduced the facility size from $850 million to $700 million as a result of the disposal of the Food & Specialty Metal Packaging business.

Ardagh Group S.A.

2018

On July 31, 2018, the Group redeemed in full its $440 million 6.000% Senior Notes due 2021 and paid applicable redemption premium and accrued interest in accordance with their terms. The redemption was funded by a combination of cash-on-hand and available liquidity, drawing from the Group’s Global Asset Based Loan Facility.

As at December 31, 2018, the Group had $639 million available under the Global Asset Based Loan Facility.

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2019			2018
	USD	EUR	GBP	USD	EUR	GBP
2.750% Senior Secured Notes due 2024	—	2.92%	—	—	2.92%	—
4.250% Senior Secured Notes due 2022	4.52%	—	—	4.51%	—	—
2.125% Senior Secured Notes due 2026	—	2.33%	—	—	—	—
4.125% Senior Secured Notes due 2026	4.37%	—	—	—	—	—
4.750% Senior Notes due 2027	—	—	4.99%		—	4.99%
6.000% Senior Notes due 2025	6.14%	—	—	6.14%	—	—
5.250% Senior Notes due 2027	5.50%	—	—	—	—	—
4.625% Senior Secured Notes due 2023	—	—	—	5.16%	—	—
4.125% Senior Secured Notes due 2023	—	—	—		4.63%	—
7.250% Senior Notes due 2024	—	—	—	7.72%	—	—
6.750% Senior Notes due 2024	—	—	—	—	7.00%	—
	Various Currencies
Lease obligations		4.77%		6.45%	—	—

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2019	2018
	$'m	$'m
Euro	1,411	2,221
U.S. dollar	3,909	5,149
British pound	559	509
Other	31	—
	5,910	7,879

The Group has the following undrawn borrowing facilities:

	At December 31,
	2019	2018
	$'m	$'m
Expiring within one year	1	1
Expiring beyond one year	663	639
	664	640

Ardagh Group S.A.

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Fair values are calculated as follows:

(i)

Senior secured and senior notes - The fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data. In the year ended December 31, 2019 the classification for all senior secured and senior notes was changed from Level 1 to Level 2 based on management’s assessment that quoted prices in the market for such debt securities are not regularly available.

(ii)

Global Asset Based Loan facility and other borrowings - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

(iii)	Cross currency interest rate swaps (“CCIRS”) - The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

Derivative financial instruments

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	4	100	10	252
Cross currency interest rate swaps	3	600	35	913
Forward foreign exchange contracts	—	31	13	351
NYMEX gas swaps	—	3	3	24
At December 31, 2019	7	734	61	1,540

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	9	79	22	262
Cross currency interest rate swap	9	282	122	2,219
Forward foreign exchange contracts	2	354	1	98
NYMEX gas swaps	—	7	—	8
At December 31, 2018	20	722	145	2,587

For metal forward contracts with a notional amount of $22 million and a fair value of $1 million, offsetting derivatives with identical terms are in place with Trivium.

Derivative instruments with a fair value of $4 million (2018: $11 million) are classified as non-current assets and $3 million (2018: $9 million) as current assets in the consolidated statement of financial position at December 31, 2019. Derivative instruments with a fair value of $44 million (2018: $107 million) are classified as non-current liabilities and

Ardagh Group S.A.

$17 million (2018: $38 million) as current liabilities in the consolidated statement of financial position at December 31, 2019.

The majority of derivative assets and liabilities are non-current, including certain of the Group’s CCIRS which mature at dates between August 2021 and November 2025 and certain metal forward contracts which mature at dates between January 2021 and December 2022.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi‑annual and quarterly interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Cross currency interest rate swaps

2019

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net asset at December 31, 2019 of $32 million (December 31, 2018: $113 million net liability).

On February 15, 2019 the Group’s $200 million U.S dollar to euro CCIRS matured. The fair value of these swaps at maturity was $14 million and the cash settlement of these swaps was $14 million. The Group entered into new $200 million U.S dollar to euro CCIRS on March 1, 2019.

On August 12, 2019, the Group terminated a number of CCIRS. The total fair value of these swaps at termination was $17 million and the cash receipt on these swaps was $23 million. The Group entered into a new $500 million U.S dollar to euro CCIRS on August 12, 2019.

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

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognized in the consolidated income statement due to ineffectiveness is $1 million (2018: $nil; 2017: $nil).

Ardagh Group S.A.

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

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2019 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of $716 million (2018: $957 million) includes other employee benefit obligations of $101 million (2018: $127 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Other		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(1,318)	(1,217)	(176)	(386)	(830)	(862)	(25)	(38)	(2,349)	(2,503)
Assets	1,139	1,040	—	—	585	624	10	9	1,734	1,673
Net obligations	(179)	(177)	(176)	(386)	(245)	(238)	(15)	(29)	(615)	(830)

Ardagh Group S.A.

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Current service cost and administration costs:
Cost of sales - current service cost (Note 8)	(28)	(38)	(33)
Cost of sales - past service credit/(charge) (Note 8)	54	(6)	—
SGA - current service cost (Note 8)	(3)	(4)	(3)
	23	(48)	(36)
Finance expense (Note 5)	(18)	(16)	(18)
	5	(64)	(54)
Discontinued operation	1	—	(6)
	6	(64)	(60)

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Re-measurement of defined benefit obligation:
Actuarial (loss)/gain arising from changes in demographic assumptions	(4)	18	(3)
Actuarial (loss)/gain arising from changes in financial assumptions	(272)	116	(85)
Actuarial (loss)/gain arising from changes in experience	(23)	19	(1)
	(299)	153	(89)
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	203	(144)	129
Actuarial (loss)/gain for the year on defined benefit pension schemes	(96)	9	40
Actuarial (loss)/gain on other long term and end of service employee benefits	(6)	6	(2)
	(102)	15	38
Discontinued operation	(38)	(4)	11
	(140)	11	49

The actual return on plan assets was a gain of $271 million in 2019 (2018: $96 million loss; 2017: $228 million gain).

Ardagh Group S.A.

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2019	2018	2019	2018
	$'m	$'m	$'m	$'m
At January 1,	(2,503)	(2,762)	1,673	1,897
Interest income	—	—	54	55
Current service cost	(28)	(40)	—	—
Past service credit	62	3	—	—
Interest cost	(72)	(72)	—	—
Administration expenses paid from plan assets	—	—	(1)	(1)
Re-measurements	(351)	157	217	(151)
Employer contributions	—	—	47	52
Benefits paid	151	140	(151)	(140)
Disposal of Food & Specialty	408	—	(123)	—
Exchange	(16)	71	18	(39)
At December 31,	(2,349)	(2,503)	1,734	1,673

The defined benefit obligations above include $182 million (2018: $403 million) of unfunded obligations. Employer contributions above include no contributions under schemes extinguished during the year (2018: $nil). The defined benefit obligations above also include a movement of $17 million relating to the disposed Food & Specialty Metal Packaging business which had a defined obligation of $285 million at October 31, 2019. The above movements include $3 million current service costs (2018: $4 million), $8 million of a past service credit (2018: $9 million), $4 million net interest expense (2018: $5 million), $38 million of remeasurement losses (2018: $3 million of remeasurement gains) and $14 million of benefits paid (2018: $20 million) relating to the Food & Specialty Metal Packaging business.

Interest income and interest cost above does not include interest cost of $3 million (2018: $4 million; 2017: $3 million) relating to other employee benefit obligations. Current service costs above does not include current service costs of $7 million (2018: $6 million) relating to other employee benefit obligations.

During the year ended December 31, 2019, the Group elected to re-design the pension plans in Metal Beverage Packaging Germany, moving from a current defined benefit scheme into a contribution orientated scheme. This resulted in the recognition of a past service credit of $17 million in the year within the income statement. During the year ended December 31, 2019, as part of the 2019 Collective Bargaining Agreement, Glass Packaging North America  successfully concluded a process involving the hourly defined benefit pension plan, moving to a future service only plan. This resulted in the recognition of an exceptional gain of $37 million within the income statement for the year ended December 31, 2019. There was also an $8 million past service credit recognized in October 2019 in respect of the second step in the redesign of the pension scheme in Germany which is noted below.

During the year ended December 31, 2018, the Group elected to re-design one of its pension schemes in Germany, moving from a defined benefit pension scheme to a contribution orientated system. This amendment resulted in the recognition of a past service credit of $12 million (2017: $nil) in the year within cost of sales. The past service credit was partly offset by a past service cost of $8 million (2017: $nil) following a high court judgment in the U.K. in October 2018 guaranteeing gender equality in U.K. pension schemes for accrued benefits (“GMP Equalization”) and a further $1 million past service cost arising from amendments to the defined benefit pension scheme in Metal Beverage U.K. during the year. The GMP equalization past service cost has been recognized as exceptional within the income statement for the year ended December 31, 2018.

Ardagh Group S.A.

Plan assets comprise:

	At December 31,
	2019	2019	2018	2018
	$'m	%	$'m	%
Equities / multi strategy	1,107	65	1,039	62
Target return funds	267	15	267	16
Bonds	178	10	184	11
Cash/other	182	10	183	11
	1,734	100	1,673	100

The pension assets do not include any of the Company’s ordinary shares, securities or other Group assets.

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

Characteristics and associated risks

Glass Packaging North America and Metal Beverage Packaging Americas each sponsor a defined benefit pension plan which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labor.

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

The defined benefit pension plan is subject to IRS funding requirements with actuaries calculating the minimum and maximum allowable contributions each year. The defined benefit pension plan currently has no cash contribution requirement due to the existence of a credit balance following a contribution of approximately $200 million made in 2014 in connection with the acquisition of Verallia North America. The Pension Benefit Guaranty Corporation (“PBGC”) protects the pension benefits of employees and retirees when a plan sponsor becomes insolvent and can no longer meet its obligation. All plan sponsors pay annual PBGC premiums that have two components: a fixed rate based on participant count and a variable rate which is determined based on the amount by which the plan is underfunded.

The Metal Beverage Packaging Americas plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service and is based on a final average pay formula.

The Group operates a number of defined benefit pension schemes in Germany. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German labor law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the years ended December 31, 2019 and 2018, the Group elected to re-design two of its pension schemes in Germany, moving to contribution orientated schemes.

Ardagh Group S.A.

The U.K. pension plans are trust‑based U.K. funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Metal Beverage Packaging Europe. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated based on service to retirement, with members’ benefits based on final career earnings. The U.K. pension plans are each governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plans are subject to the U.K. regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

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

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2019	2018	2019	2018	2019	2018
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	2.90	3.15
Rates of increase in salaries	3.00	1.50 - 3.00	2.50	2.50	2.00	2.15
Discount rates	3.40	4.50	1.20 - 1.48	1.88 - 2.25	2.10 - 2.15	2.90 - 2.95

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	21	22	22	22	21	20
Life expectancy, future pensioners	23	23	24	24	22	21

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $186 million (2018: $193 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $166 million (2018: $173 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $56 million (2018: $85 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $63 million (2018: $94 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $61 million (2018: $90 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $69 million (2018: $99 million).

Ardagh Group S.A.

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $68 million at December 31, 2019 (2018: $66 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2020 is $30 million (2019: $21 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Beverage Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2019
Active members	—	893	822	—	977	3,827
Deferred members	808	198	44	1,240	689	2,638
Pensioners including dependents	475	117	41	815	783	6,571
Weighted average duration (years)	19	21	20	21	17	12
2018
Active members	467	939	825	—	1,027	4,193
Deferred members	478	161	23	1,240	747	2,589
Pensioners including dependents	385	70	19	815	775	6,455
Weighted average duration (years)	19	22	19	20	18	12

The expected total benefit payments over the next five years are:

						Subsequent
	2020	2021	2022	2023	2024	five years
	$'m	$'m	$'m	$'m	$'m	$'m
Benefits	101	100	102	104	106	550

The Group also has defined contribution plans; the contribution expense associated with these plans for 2019 was $40 million (2018: $32 million; 2017: $30 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2020 is $44 million (2019: $31 million).

Other employee benefits

	At December 31,
	2019	2018
	$'m	$'m
End of service employee benefits	2	25
Long term employee benefits	99	102
	101	127

End of service employee benefits principally comprise amounts due to be paid to employees leaving the Group’s service in Poland and Italy.

Long term employee benefit obligations comprise amounts due to be paid under post‑retirement medical schemes in Glass Packaging North America and Metal Beverage Packaging Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

Ardagh Group S.A.

22. Provisions

	At December 31,
	2019	2018
	$'m	$'m
Current	48	83
Non-current	29	38
	77	121

		Other	Total
	Restructuring	provisions	provisions
	$'m	$'m	$'m
At January 1, 2018	25	89	114
Provided	39	103	142
Released	(17)	(24)	(41)
Paid	(26)	(67)	(93)
Exchange	(1)	—	(1)
At December 31, 2018	20	101	121
Provided	16	90	106
Released	(1)	(18)	(19)
Paid	(21)	(89)	(110)
Disposal of Food & Specialty	(9)	(11)	(20)
Exchange	—	(1)	(1)
At December 31, 2019	5	72	77

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, onerous leases and specifically in Glass Packaging North America, workers’ compensation provisions.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2020. The remaining balance represents longer term provisions for which the timing of the related payments is subject to uncertainty.

23. Trade and other payables

	At December 31,
	2019	2018
	$'m	$'m
Trade payables	1,166	1,517
Other payables and accruals	279	339
Other tax and social security payable	109	111
Payables and accruals for exceptional items	65	16
Related party payables	9	—
	1,628	1,983

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

Ardagh Group S.A.

24. Cash generated from operating activities

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Loss from continuing operations	(284)	(292)	(126)
Income tax charge/(credit) (Note 6)	44	18	(77)
Net finance expense (Note 5)	659	479	638
Depreciation and amortization (Notes 9, 10)	652	599	583
Exceptional operating items (Note 4)	53	311	123
Share of post-tax loss in equity accounted joint venture (Note 12)	49	—	—
Movement in working capital	105	(9)	116
Transaction-related, start-up and other exceptional costs paid	(87)	(92)	(70)
Exceptional restructuring paid	(12)	(23)	(2)
Cash generated from continuing operations	1,179	991	1,185

25. Business combinations and disposals

On October 31, 2019, the Group completed the combination of Food & Specialty with the business of Exal to form Trivium. Consequently, Food & Specialty has been accounted for as a discontinued operation in the year ended December 31, 2019 and previous years have been represented accordingly below.

Results of discontinued operation

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Revenue	2,003	2,421	2,206
Expenses	(1,769)	(2,197)	(1,980)
Profit before tax	234	224	226
Income tax charge	(19)	(26)	(37)
Profit from discontinued operation after tax	215	198	189
Gain on disposal of discontinued operation, net of costs of disposal and tax	1,527	–	–
Profit from discontinued operation	1,742	198	189

Total comprehensive income from discontinued operation	1,741	163	303

Basic and diluted earnings per share from discontinued operation	$7.37	$0.84	$0.82

Ardagh Group S.A.

The Group has recognized a significant gain on the transaction on closing, which is detailed below.

The cash consideration, which is subject to customary completion adjustments, and the net assets disposed in the transaction were as follows:

Year ended December 31,
2019
$'m
Cash consideration	2,573
42% equity investment in Trivium	412
2,985

Non-current assets	1,717
Current assets	805
Total assets	2,522

Non-current liabilities	542
Current liabilities	555
Total liabilities	1,097
Net assets disposed	(1,425)

Cumulative foreign currency translation adjustments	(27)
Gain on disposal of discontinued operation	1,533

The net cash flow relating to the disposal is summarized below:

$'m
Cash consideration	2,573
Cash and cash equivalents disposed	(18)
Net proceeds from disposal *	2,555

* Please refer to the proceeds from disposal of discontinued operation, net of cash disposed of, as presented on the consolidated statement of cashflows.

Ardagh Group S.A.

26. Dividends

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)	(67)
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)	(33)
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)	(32)
Interim dividend: $0.14 per share (Prior year: $0.14 per share)	(33)	(33)	(33)
	(132)	(132)	(165)

•	On February 8, 2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on March 13, 2019 to shareholders of record on February 27, 2019.
•	On April 25, 2019, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on May 31, 2019 to shareholders of record on May 17, 2019.
•	On July 24, 2019 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on August 30, 2019 to shareholders of record on August 16, 2019.
•	On October 31, 2019 the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on November 29, 2019 to shareholders of record on November 15, 2019.

27. Related party information

(i)	Interests of Paul Coulson

As of February 19, 2020, the approval date of these financial statements, a company owned by Paul Coulson owns approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its non-controlling interest in the Yeoman group of companies, this company has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2019, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A..

(iii)	Common directorships

Four of the ARD Holdings S.A. directors (Paul Coulson, Brendan Dowling, Gerald Moloney and Hermanus Troskie) also serve as directors in the Yeoman group of companies. With the exception of Philip Hammond, Damien O’Brien and Edward White, all of the directors of Ardagh Group S.A. are members of the board of directors of ARD Holdings S.A..

(iv)	Joint ventures

The Group’s interests held in joint ventures are related parties and these are set out in further detail in notes 11 and 12. Balances outstanding with Trivium are set out in notes 15 and 23. Transactions with joint ventures were not material for any of the years presented.

Ardagh Group S.A.

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The amount outstanding at year end was $5 million (2018: $1 million, 2017: $7 million).

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
Salaries and other short-term employee benefits	14	10	12
Post-employment benefits	—	1	1
	14	11	13
Other compensation	6	—	7
	20	11	20

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 21.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2019.

(viii)	Toggle / PIK Notes

In November 2019, ARD Finance S.A. issued the Toggle Notes to, among other things, refinance certain toggle notes issued by it in September 2016 (the "September 2016 Toggle Notes") and certain PIK notes issued by ARD Securities Finance SARL in January 2018 (“January 2018 PIK Notes”).  Certain directors of the Company that held September 2016 Toggle Notes and January 2018 PIK Notes prior to the refinancing acquired and hold Toggle Notes issued in the refinancing.

Ardagh Group S.A.

(ix)	Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2019.

Country of
Company	incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Beverage Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage France SAS	France	Metal Beverage Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Packaging Holdings Limited	Ireland	Glass and Metal Beverage Packaging
Ardagh Glass Italy S.r.l.	Italy	Glass Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Beverage Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Beverage Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Beverage Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Beverage Packaging

Ardagh Group S.A.

28. Contingencies

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

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

On April 21, 2017, a jury in the United States awarded $50 million in damages against the Group’s U.S. glass packaging business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. On March 8, 2018, the trial judge confirmed the jury verdict.  On July 12, 2019, the US Court of Appeals for the Federal Circuit affirmed the District Court’s decision of March 2018. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA. Arbitration proceedings are ongoing to enforce the indemnity. On October 8, 2019, Ardagh paid the court award and related interests to the plaintiffs. The results for the year ended December 31, 2019 include the receivable for the tax adjusted indemnity.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Events after the reporting period

On February 19, 2020, the Company approved a cash dividend of $0.14 per common share. The dividend of $33 million will be payable on April 1, 2020 to shareholders of record on March 18, 2020.

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

The functional currency of the Company is euro and accordingly, the company financial information set out below is presented in euro.

i)	Statement of financial position

	At December 31,
	2019	2018
	€'m	€'m
Non-current assets
Investments in subsidiary undertakings	2,484	1,809
Investments in joint venture	371	—
	2,855	1,809
Current assets
Amounts receivable from subsidiary undertakings	88	1
	88	1
Total assets	2,943	1,810
Equity attributable to owners of the parent
Issued capital	22	22
Share premium	1,092	1,092
Legal reserve	2	2
Capital contribution	431	431
Retained earnings	1,394	261
Total equity	2,941	1,808
Current liabilities
Other payables	2	2
	2	2
Total liabilities	2	2
Total equity and liabilities	2,943	1,810

Ardagh Group S.A.

ii)	Statement of comprehensive income

	Year ended December 31,
	2019	2018	2017
`	€'m	€'m	€'m

Dividend income	89	110	150
Other external charges	(3)	(1)	(1)
Finance expense	(1)	(1)	(1)
Profit before tax and gain on disposal of investment	85	108	148
Income tax	—	—	—
Gain on disposal of investment *	1,164	—	—
Profit and total comprehensive income for the year	1,249	108	148

*The gain recognized in the Company for the year ended December 31, 2019, relates to the divestment of the Food & Specialty Metal Packaging business completed on October 31, 2019 and the recognition of shares issued to the Company by Trivium Packaging B.V. as part consideration for the disposal.

iii)	Statement of cash flows

	Year ended December 31,
	2019	2018	2017
	€'m	€'m	€'m
Cash flows from operating activities
Cash generated from operations	(3)	(1)	(1)
Tax paid	—	(1)	—
Increase in receivables	—	—	(10)
Increase/(decrease) in payables	1	(6)	—
Net cash from operating activities	(2)	(8)	(11)
Cash flows from investing activities
Proceeds from disposal of investment	2,307	—	—
(Repayment)/receipt of loans from subsidiary undertakings	(1,601)	9	—
Contribution to subsidiary undertaking (i)	(675)	—	(299)
Dividends received	89	110	150
Net cash received from/(used in) investing activities	120	119	(149)
Cash flows from financing activities
Proceeds from share issuance	—	—	309
Dividends paid	(118)	(112)	(148)
Net cash (outflow)/inflow from financing activities	(118)	(112)	161
Net (decrease)/increase in cash and cash equivalents	—	(1)	1
Cash and cash equivalents at the beginning of the year	—	1	—
Cash and cash equivalents at the end of the year	—	—	1

(i) In November 2019 AGSA made a capital contribution of €675 million into Ardagh Packaging Group Limited a wholly owned subsidiary. Ardagh Packaging Group Limited is an Irish registered company that acts as an intermediate holding company for the

Ardagh Group.

iv)	Maturity analysis of the Company’s borrowings

At December 31, 2019, the Company had €nil borrowings (2018: €nil).

Ardagh Group S.A.

v)	Distributions paid and received

During the year ended December 31, 2019 the Company received a dividend of €89 million (2018: €110 million, 2017: €150 million) from a subsidiary company. The Company also paid a dividend to its equity holders of €118 million (2018: €112 million, 2016: €148 million).

vi)	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2019 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2019 (2018: €nil).

vii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent‑only financial information, and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2019	2018	2017
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	1,249	108	148
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	78	(191)	(94)
Consolidated IFRS profit/(loss) for the year	1,327	(83)	54

	At December 31,
	2019	2018	2017
	€'m	€'m	€'m
IFRS equity reconciliation:
Parent only—IFRS equity	2,941	1,808	1,812
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,128)	(3,127)	(2,961)
Consolidated—IFRS equity	(187)	(1,319)	(1,149)

	Year ended December 31,
	2019	2018	2017
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	1,400	128	166
Additional gain/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	58	(222)	(103)
Consolidated IFRS profit/(loss) for the year	1,458	(94)	63

	At December 31,
	2019	2018	2017
	$'m	$'m	$'m
IFRS equity reconciliation:
Parent only—IFRS equity	3,304	2,064	2,173
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,520)	(3,574)	(3,548)
Consolidated—IFRS equity	(216)	(1,510)	(1,375)

Ardagh Group S.A.