Form 20-F
period 2020-12-31
Ardagh Group S.A.
filed 2021-03-08
CIK 1689662

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13 OR 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

Commission File Number: 001-38032

Ardagh Group S.A.

(Name of Registrant)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation)

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

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

18,670,555 Class A Common Shares, par value €0.01 per share

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

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒

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

References to legislation are, except where otherwise stated, references to the legislation of the United States of America.

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to:

●	“AMP Business” are to the business of developing, manufacturing, marketing and selling metal beverage cans and ends and related technical and customer services as engaged by the Ardagh Group and its subsidiaries, including the AMP Entities (as defined in the Business Combination Agreement).
●	“Ardagh Metal Packaging” are to Ardagh Metal Packaging S.A., an Ardagh wholly owned subsidiary that will hold the AMP Business;
●	“Articles” are to the Company’s articles of association;
●	“Beverage Can Acquisition” are to the Group’s acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC on June 30, 2016;
●	“Brexit” are to the withdrawal of the United Kingdom from the European Union on January 31, 2020;
●	“Business Combination” are to the issuance by Ardagh Metal Packaging of shares to certain private investors (the “Subscribers”) in accordance with the Subscription Agreements, and the merger of MergeCo with and into GHV, with GHV being the surviving corporation as a wholly owned subsidiary of Ardagh Metal Packaging, as a result of which the GHV shares of Class A common stock will be exchanged for Ardagh Metal Packaging shares and the GHV warrants will be converted in accordance with their terms into the right to acquire Ardagh Metal Packaging shares.
●	“Business Combination Agreement” are to the Business Combination Agreement dated as of February 22, 2021, as it may be amended from time to time, by and among GHV, Ardagh Metal Packaging, Ardagh Group S.A. and MergeCo;
●	“CCIRS” are to cross currency interest rate swaps;
●	“CERCLA” are to the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980;
●	“CGUs” are to cash generating units;
●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;
●	“COVID-19” are to SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks;
●	“CPGs” are to Consumer Packaged Goods companies;
●	“EPA” are to the U.S. Environmental Protection Agency;
●	“EWC” are to the European Works Council of Ardagh Group S.A.;

Ardagh Group S.A.

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;
●	“FATCA” are to the U.S. Foreign Account Tax Compliance Act;
●	“GHV” are to Gores Holdings V, Inc., a Delaware corporation;
●	“IAS” are to the International Accounting Standards;
●	“IASB” are to the International Accounting Standards Board;
●	“IED” are to the EU Industrial Emissions Directive;
●	“IFRS” are to International Financial Reporting Standards;
●	“IFRS 5” are to Non-current assets held for sale and discontinued operations;
●	“IPO” are to the Company’s initial public offering, which closed on March 20, 2017;
●	“IRS” are to the U.S. Internal Revenue Service;
●	“Luxembourg Law” are to the provisions of the laws of Luxembourg;
●	“MergeCo” are to Ardagh MP MergeCo Inc;
●	“NYSE” are to the New York Stock Exchange;
●	“Parent Company” are to ARD Holdings S.A. and/or, where relevant, one or more of its subsidiaries;
●	“PFIC” are to a passive foreign investment company;
●	“Ppm” are to parts per million;
●	“REACH” are to the European Union’s regulations concerning the Registration, Evaluation, Authorization and Restriction of Chemicals;
●	“Sarbanes-Oxley Act” are to the U.S. Sarbanes-Oxley Act of 2002;
●	“Shareholder Agreement” are to the shareholder agreement dated March 20, 2017, entered into between ourselves and the Parent Company;
●	“Subscription Agreements” are to the subscription agreements, dated as of February 22, 2021, entered into with the private investors parties thereto (the “Subscribers”) related to the issuance to the Subscribers of 60 million Ardagh Metal Packaging shares;
●	“Toggle Notes” are to the Parent Company’s Dollar Toggle Notes and Euro Toggle Notes as referred to in “Item 7 – Major Shareholders and Related Party Transactions – Toggle Notes”;
●	“Trivium” are to Trivium Packaging B.V. and/or, where relevant, its consolidated subsidiaries;
●	“U.S. GAAP” are to the Generally Accepted Accounting Principles in the U.S.;
●	“VNA Acquisition” are to the acquisition in 2014 of Verallia North America; and
●	“VNA” are to the Group's U.S. glass packaging business, formerly Verallia North America.

Ardagh Group S.A.

General Information

Ardagh Group S.A. (the “Company”), was incorporated under the laws of Luxembourg on May 6, 2011 and is a subsidiary of ARD Holdings S.A.. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. The Company is registered with the R.C.S Luxembourg under number B 160804.

The Company has direct and indirect ownership of 100% of the issued share capital of holding companies which hold all of our finance and operating subsidiaries. Ardagh holds approximately 42% of the ordinary shares of Trivium Packaging B.V., a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

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

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention, except for the following:

●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

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

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. on February 24, 2021.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

●	“$”, “USD” and “U.S. dollar” each refer to the United States dollar;
●	“€”, “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999; and

“£”, “pounds” and “GBP” refer to pounds sterling, the lawful currency of the United Kingdom.

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

Forward-Looking Statements

This annual report may contain "forward-looking" statements within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933. Forward-looking statements reflect the Company's current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to, the following:

(i) global and regional economic downturn; (ii) the impact of COVID-19 and measures to prevent its spread on our business, demand for our customers’ products, supply chain and workforce; (iii) competition from other metal beverage packaging and glass packaging producers and manufacturers of alternative forms of packaging; (iv) increases in metal beverage cans and glass container manufacturing capacity; (v) the Company’s inability to maintain relationships with its largest customers or suppliers; (vi) less than expected levels of demand; (vii) varied seasonal demands, climate and water conditions, and the availability and cost of raw materials; (viii) foreign currency, interest rate and commodity price fluctuations; (ix) various environmental requirements; (x) the Company’s substantial debt and its ability to generate cash and comply with financial covenants; (xi) the Group’s accounting carrying value of its investment in a material joint venture reduces if it incurs losses; (xii) the Company’s ability to integrate acquired businesses and achieve expected operating efficiencies, cost savings and other synergies; (xiii) the availability and cost of raw materials and energy; (xiv) costs associated with post-retirement and post-employment obligations; (xv) operating hazards, supply chain interruptions or unanticipated interruptions at our manufacturing facilities, including due to virus and disease outbreaks, labor strikes or work stoppages; (xvi) claims of injury or illness from materials used at our production sites or in our products; (xvii) regulation of materials used in packaging and consumer preferences for alternative forms of packaging; and (xviii) retention of executive and senior management.

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

Summary Consolidated Financial and Other Data of Ardagh Group S.A.

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium, a global leader in metal packaging. As a result of the completion of the transaction, the Food & Specialty Metal Packaging business was reported as a discontinued operation. As the Group jointly controls Trivium, the investment is accounted for as a joint venture under the equity method. The financial data as of and for the years ended December 31, 2018 and 2017 was restated retrospectively in accordance with IFRS 5. The financial data of Ardagh Group S.A. as of and for the years ended December 31, 2020, 2019, 2018 and 2017 are derived from the audited consolidated financial statements included in this and our prior year annual report. However, the selected financial data as of December 31, 2016, and for the year ended December 31, 2016 is omitted from disclosure due to the Company not being able to restate such financial data without unreasonable effort and expense.

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

	Year ended
	December 31,
	2020	2019	2018	2017

Income Statement Data (1)	(in $ millions except margins and per share data)
Revenue	6,731	6,660	6,676	6,390
Cost of sales	(5,698)	(5,597)	(5,731)	(5,387)
Gross profit	1,033	1,063	945	1,003
Sales, general and administration expenses	(381)	(362)	(317)	(331)
Intangible amortization and impairment	(243)	(233)	(423)	(237)
Operating profit	409	468	205	435
Net finance expense	(338)	(659)	(479)	(638)
Share of post-tax loss in equity accounted joint venture	(48)	(49)	—	—
Profit/(loss) before tax	23	(240)	(274)	(203)
Income tax (charge)/credit	(10)	(44)	(18)	77
Profit/(loss) from continuing operations	13	(284)	(292)	(126)
Profit from discontinued operation	22	1,742	198	189
Profit/(loss) for the year	35	1,458	(94)	63

Weighted average number of ordinary shares for basic EPS (millions)	236	236	236	230
Earnings/(loss) per share (basic and diluted)	$0.15	$6.17	($0.40)	$0.27

Ardagh Group S.A.

Balance Sheet Data (at year end)
Cash and cash equivalents (2)	1,267	614	530	784
Working capital (3)	302	173	431	569
Total assets	9,652	8,678	10,314	11,152
Net liabilities	(361)	(215)	(1,509)	(1,374)
Issued share capital	23	23	23	23
Net borrowings (4)	6,861	5,910	7,879	8,308
Net debt (5)	5,699	5,328	7,462	7,825

Other Data
Adjusted EBITDA (6)	1,155	1,173	1,115	1,141
Adjusted EBITDA Margin (6)	17.2%	17.6%	16.7%	17.9%
Adjusted profit for the year - Group (7)	341	431	400	423
Adjusted earnings per share - Group (8)	$1.44	$1.82	$1.69	$1.84
Depreciation and Amortization (9)	688	652	599	583
Capital Expenditure (10)	543	505	467	400
Net cash from operating activities - Group	692	839	855	962
Net cash from operating activities - Continuing Operations	692	698	480	632
Dividend per share (11)	$0.59	$0.56	$0.56	$0.75

(1)	The income statement data presented above is on a reported basis and includes certain exceptional items which, by their incidence or nature, management considers should be adjusted for to enable a better understanding of the financial performance of the Company. A summary of these exceptional items included in the income statement data is as follows:

	Year ended
	December 31,
	2020	2019	2018	2017

Exceptional Items	(in $ millions)
Exceptional cost of sales	19	2	108	78
Exceptional sales, general and administrative expenses	31	51	17	45
Exceptional impairment - intangible assets	8	—	186	—
Exceptional operating items	58	53	311	123
Exceptional net finance expense	74	203	22	132
Share of exceptional items in material joint venture	15	39	—	—
Exceptional items from continuing operations	147	295	333	255
Exceptional income tax (credit)/charge	(53)	3	(49)	(124)
Exceptional items from continuing operations, net of tax	94	298	284	131
Exceptional items from discontinued operation, net of tax	(22)	(1,527)	13	12
Total exceptional items net of tax	72	(1,229)	297	143

For further details on the exceptional items for the years ended December 31, 2020, 2019, and 2018, see Note 4 and Note 5 to the consolidated financial statements of Ardagh included elsewhere in this annual report.

(2)	Cash and cash equivalents include restricted cash as per the note disclosures to the consolidated financial statements included in this annual report.

Ardagh Group S.A.

(3)	Working capital is comprised of inventories, trade and other receivables, contract assets, trade and other payables and current provisions. Other companies may calculate working capital in a manner different to ours.

	Year ended
	December 31,
	2020	2019	2018	2017

	(in $ millions)
Inventories	923	964	1,284	1,353
Trade and other receivables	869	734	1,053	1,274
Contract asset	139	151	160	—
Trade and other payables	(1,579)	(1,628)	(1,983)	(1,988)
Current provisions	(50)	(48)	(83)	(70)
Working capital	302	173	431	569
(4)	Net borrowings comprises non-current and current borrowings, net of deferred debt issue costs and bond premium/discount.
(5)	Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. (see Item 5. Operating and Financial Review and Prospects— Supplemental Management’s Discussion and Analysis—Liquidity and Capital Resources).
(6)	To supplement our financial information presented in accordance with IFRS, we use the following additional financial measures to clarify and enhance an understanding of past performance: Adjusted EBITDA, Adjusted EBITDA margin and Adjusted profit. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance. We further believe that these financial measures are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We use certain of these financial measures for business planning purposes and in measuring our performance relative to that of our competitors.

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

The reconciliation of profit/(loss) for the year to Adjusted EBITDA is as follows:

	Year ended
	December 31,
	2020	2019	2018	2017

	(in $ millions)
Profit/(loss) from continuing operations	13	(284)	(292)	(126)
Income tax expense/(credit)	10	44	18	(77)
Net finance expense	338	659	479	638
Depreciation and amortization	688	652	599	583
Share of post-tax loss in equity accounted joint venture	48	49	—	—
EBITDA	1,097	1,120	804	1,018
Exceptional operating items	58	53	311	123
Adjusted EBITDA	1,155	1,173	1,115	1,141

Ardagh Group S.A.

(7)	Adjusted profit/(loss) for the year is calculated as follows:

	Year ended
	December 31,
	2020	2019	2018	2017

	(in $ millions)
Profit/(loss) for the year - Group	35	1,458	(94)	63
Share of post-tax loss in equity accounted joint venture	48	49	—	—
	83	1,507	(94)	63
Exceptional items, net of tax	57	(1,268)	297	143
Intangible amortization, net of tax	180	193	207	189
(Gains)/losses on derivative financial instruments and non-recurring Trivium transaction related foreign currency impact in net finance expense	(15)	9	(10)	28
	305	441	400	423
Share of Adjusted profit/(loss) in equity accounted joint venture	36	(10)	—	—
Adjusted profit for the year - Group	341	431	400	423

Adjusted profit consists of profit/(loss) for the year before total exceptional items (net of tax impact), (gain)/loss on derivatives, intangible amortization and associated tax credits and includes the Group’s share of Adjusted profit/(loss) of its material equity accounted joint venture, Trivium. Adjusted profit is presented because we believe that it accurately reflects the ongoing cost structure of the company. It excludes total exceptional items and (gain)/loss on derivatives which we consider not representative of ongoing operations because such items are not reflective of the normal earnings potential of the business. We have also adjusted for the amortization of intangible assets and associated tax credits, as this is driven by our acquisition activity which can vary in size, nature and timing compared to other companies within our industry and from period to period. Accordingly, due to the incomparability of acquisition activity among companies and from period to period, we believe exclusion of the amortization associated with intangible assets acquired through our acquisitions and total exceptional items allows investors to better compare and understand our results.

(8)	Adjusted earnings per share is calculated based on adjusted profit for the year divided by the weighted average number of ordinary shares in issue. See Note 7 “Earnings per Share” and Note 18 “Issued Capital and Reserves” included in the consolidated financial statements included in this annual report for details on the calculation of weighted average number of shares for the periods presented.
(9)	Depreciation, amortization and gain/(loss) on disposal of property, plant and equipment.
(10)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.
(11)	See Note 26 “Dividends” of the consolidated financial statements included elsewhere in this annual report for details on dividends on ordinary shares declared and paid. See “Item 8. Financial Information – Dividend Policy” in this annual report for details of our current dividend policy.
B.	Capitalization and indebtedness

Not Applicable

C.	Reasons for the offer and use of proceeds

Not Applicable

Ardagh Group S.A.

D.	Risk Factors

Summary Risk Factors

Our business is subject to a number of risks and uncertainties that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to:

Risks Relating to Our Business

●	Our customers principally sell to consumers of beverages & food products. If economic conditions affect consumer demand, our customers may be affected and so reduce the demand for our products. Additionally, the global credit, financial and economic environment could have a material adverse effect on our business, financial position, liquidity and results of operations.
●	We face intense competition from other metal and glass packaging producers, as well as from manufacturers of alternative forms of packaging.
●	An increase in metal beverage can or glass container manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage can packaging or glass packaging could cause prices to decline, which could have a material adverse effect on our business, financial condition and results of operations.
●	We are implementing a significant multi-year business growth investment program to increase our capacity. Failure to implement this program successfully may have a material impact on our business and results of operations.
●	As our customers are concentrated, our business could be adversely affected if we were unable to maintain relationships with our largest customers.
●	Further consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.
●	Our profitability could be affected by the availability and cost of raw materials including as a result of changes in tariffs and duties.
●	Our inability to fully pass-through input costs may have an adverse effect on our financial condition and results of operations.
●	We are involved in a continuous manufacturing process, in Glass Packaging in particular, with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may adversely affect our business, financial condition and results of operations.
●	Our Glass Packaging business requires relatively high levels of maintenance capital expenditures, which we may be unable to fund.
●	Our expansion strategy may adversely affect our business.
●	We may not be able to integrate any future acquisitions effectively.
●	A significant write down of goodwill would have a material adverse effect on our financial condition and results of operations.
●	Our investment in Trivium is accounted as a joint venture using the equity method which may result in a reduction in the accounting carrying value of the Group’s investment should Trivium incur post-tax losses.
●	We have potential indemnification obligations relating to divestments.

Ardagh Group S.A.

●	Climate change or legal, regulatory or other measures to address climate change or related concerns, may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes.
●	We are subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon us.
●	Changes in product requirements and their enforcement may have a material impact on our operations.
●	We could incur significant costs in relation to claims of injury and illness resulting from materials present or used at our production sites, or from our use of these sites or other workplace injuries, or from our products.
●	We may be subject to litigation, regulatory investigations, arbitration and other proceedings that could have an adverse effect on us.
●	Changes in consumer lifestyle, nutritional preferences, health related concerns and consumer taxation could adversely affect our business.
●	The COVID-19 pandemic and any future epidemics may have a negative impact on worldwide economic activity and our business.
●	Increasing privacy and data security obligations or a significant data breach may adversely affect the Company’s business.
●	The Company’s heavy reliance on technology and automated systems to operate its business could mean any significant failure or disruption of the technology or these systems could materially harm its business.
●	Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business.

Risks Relating to Our Class A Common Shares

●	The dual class structure of our common shares has the effect of concentrating voting control with our Parent Company or its shareholders and limiting our other shareholders’ ability to influence corporate matters.
●	Future sales of our Class A common shares in the public market could cause our share price to fall.
●	While we currently intend to pay quarterly cash dividends, we are a holding company and depend on dividends and other distributions from subsidiaries in order to do so.
●	The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation and consequently our shareholders may have more difficulty protecting their interests.
●	The super voting rights of our Class B common shares and other anti-takeover provisions in our Articles might discourage or delay attempts to acquire us.

Risks Related to the Business Combination

●	A significant delay in consummating or a failure to complete the Business Combination could negatively impact the price of our Class A common shares, as well as our future business and financial results. Moreover, we are subject to contractual restrictions while the Business Combination is pending, and there can be no assurance that it will be completed.
●	Certain events could have a negative impact on the price of Ardagh Metal Packaging’s shares, thereby reducing the value attributed to our investment in Ardagh Metal Packaging.

Ardagh Group S.A.

Risks Relating to Our Business

Our customers principally sell to consumers of beverages & food products. If economic conditions affect consumer demand, our customers may be affected and so reduce the demand for our products. Additionally, the global credit, financial and economic environment could have a material adverse effect on our business, financial position, liquidity and results of operations.

Demand for our packaging depends on demand for the products that use our packaging, which is primarily consumer driven. General economic conditions may adversely impact consumer confidence resulting in reduced spending on our customers’ products and, thereby, reduced or postponed demand for our products.

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

Volatility in exchange rates may also increase the costs of our products that we may not be able to pass on to our customers; impair the purchasing power of our customers in different markets; result in significant competitive benefit to certain of our competitors that incur a material part of their costs in different currencies than we do; hamper our pricing; and increase our hedging costs and limit our ability to hedge our exchange rate exposure.

Changes in global economic conditions may reduce our ability to forecast developments in our industry and plan our operations and costs accordingly, resulting in operational inefficiencies. Negative developments in our business, results of operations and financial condition due to changes in global economic conditions or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of our short- and long-term debt and, consequently, impair our ability to raise new financing or refinance our existing borrowings, as applicable, or increase our costs of issuing any new debt instruments. Additionally, a significant weakening of our financial position or operating results due to changes in global economic conditions or other factors could result in noncompliance with our debt covenants and reduced cash flow from our operations, which, in turn, could adversely affect our ability to execute our long-term strategy to continue to expand our packaging activities through investing in existing and new facilities to increase our capacity in line with our 2021-2024 business growth investment program, or, in the future, by selectively evaluating and opportunistically acquiring other businesses.

Furthermore, the economic outlook could be adversely affected by the risk that one or more current eurozone countries could leave the European Monetary Union, or the euro as the single currency of the eurozone could cease to exist. Either of these developments, or the perception that either of these developments are likely to occur, could have a material adverse effect on the economic development of the affected countries and could lead to severe economic recession or depression, and a general anticipation that such risks will materialize in the future could jeopardize the stability of financial markets or the overall financial and monetary system. This, in turn, would have a material adverse effect on our business, financial position, liquidity and results of operations. See below “The United Kingdom’s withdrawal from the European Union may have a negative effect on our financial condition and results of operations.”

Ardagh Group S.A.

We face intense competition from other metal and glass packaging producers, as well as from manufacturers of alternative forms of packaging.

Metal Beverage Packaging

The sectors in which Metal Beverage Packaging operates are relatively mature and competitive. Prices for the products manufactured by our Metal Beverage Packaging business are primarily driven by raw material costs. Competition in the market is based on price, as well as on innovation, sustainability, design, quality and service. Increases in productivity, combined with potential surplus capacity from planned new investment in the industry, could result in pricing pressures in the future. Our principal competitors include Ball Corporation, Crown Holdings and Can Pack. Some of our competitors may have greater financial, technical or marketing resources or may, in the future, have excess capacity. To the extent that any one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially and adversely affected, which could have a material adverse effect on our business.  Moreover, changes in the global economic environment could result in reductions in demand for our products in certain instances, which could increase competitive pressures and, in turn, have a material adverse effect on our business.

Metal Beverage Packaging is subject to substantial competition from producers of packaging made from plastic, glass, carton and composites, for example, PET bottles for carbonated soft drinks. Changes in consumer preferences in terms of packaging materials, style and product presentation can significantly influence sales. An increase in Metal Beverage Packaging’s costs of production or a decrease in the costs of, or an increase in consumer demand for alternative packaging could have a material adverse effect on our business, financial condition and results of operations.

Glass Packaging

Glass Packaging is subject to intense competition from other glass packaging producers, as well as from producers of other forms of rigid and non-rigid packaging, against whom we compete on the basis of price, product characteristics, quality, customer service, reliability of delivery and the overall attractiveness of our offering. Advantages or disadvantages in any of these competitive factors may be sufficient to cause customers to consider changing suppliers or to use an alternative form of packaging. In some instances, we also face the threat of vertical integration by our customers into the manufacture of their own packaging materials.

Our principal competitors in glass packaging include Anchor Glass and O-I Glass in North America and O-I Glass, Verallia and Vidrala in Europe. Additionally, we face competition from firms that carry out specific export operations at low prices when their domestic markets are at overcapacity or when foreign exchange rates or economic conditions (particularly transport costs) allow this, such as has been seen with the importation of glass containers into the United States from lower cost countries. Despite the generally regional nature of the glass packaging markets, these export operations could have a material negative impact on our business, financial condition and results of operations.

In addition to competing with other large, well-established manufacturers in the glass packaging industry, we also compete with manufacturers of other forms of rigid packaging, principally plastic packaging and aluminum cans, on the basis of quality, price, service and consumer preference. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, particularly in serving the packaging needs of non-alcoholic beverage customers, including juice customers and food customers. We believe that the use of glass packaging for alcoholic and non-alcoholic beverages is subject to consumer taste. In addition, the association of glass packaging with premium items in certain product categories exposes glass packaging to economic variations. Therefore, if economic conditions are poor, we believe that consumers may be less likely to prefer glass packaging over other forms of packaging. We cannot ensure that our products will continue to be preferred by end consumers and that consumer preference will not shift from glass packaging to alternative packaging. A material shift in consumer preference away from glass packaging, or competitive pressures from our various competitors, could result in a decline in sales volume, or pricing pressure, that would have a material adverse effect on our business, financial condition and results of operations. Furthermore, new threats from container and production innovations in all forms of packaging could disadvantage our existing business. If

Ardagh Group S.A.

we are unable to respond to competitive technological advances, our future performance could be materially adversely affected.

Certain customers meet some of their metal beverage and glass packaging requirements through self-manufacturing, reducing their external purchases of packaging. For example, AB InBev manufactures metal beverage packaging through its Metal Container Corporation subsidiary in the United States, as well as directly in Brazil. In glass packaging, companies which satisfy some of their requirements through self-manufacture include AB InBev and Gallo, which manufacture glass packaging in the United States, and AB InBev and Constellation Brands, which produce glass packaging in Mexico. The potential vertical integration of our customers could introduce new production capacity in the market, which may create an imbalance between metal beverage and glass packaging supply and demand. The growth of vertically integrated operations could have a material negative impact on our future performance.

An increase in metal beverage can or glass container manufacturing capacity, including that of our competitors, without a corresponding increase in demand for metal beverage can packaging or glass packaging could cause prices to decline, which could have a material adverse effect on our business, financial condition and results of operations.

The profitability of metal beverage or glass packaging companies is heavily influenced by the supply of, and demand for, metal or glass packaging. In response to increased demand for beverage cans, we and others, including all our major competitors, have announced significant medium-term metal beverage can capacity expansions in the United States, Europe and Brazil.

We cannot assure you that metal beverage can or glass container manufacturing capacity in any of our markets, including the capacity of our competitors, will not increase further in the future, nor can we assure you that demand for metal beverage or glass packaging will continue to meet or exceed supply. While the metal beverage can market is currently experiencing demand that exceeds supply, if in the future metal beverage can manufacturing capacity or glass container manufacturing capacity increases and there is no corresponding increase in demand, the prices we receive for our products could decline, which could have a material adverse effect on our business, financial condition and results of operations.

We are implementing a significant multi-year business growth investment program to increase our capacity. Failure to implement this program successfully may have a material impact on our business and results of operations.

In response to the positive forecast demand outlook for our metal and glass packaging we have announced a $2.1 billion business growth investment program covering the period 2021 to 2024. Approximately 85% of this investment is in our Metal Beverage Packaging business, with the balance in Glass Packaging. This program principally involves capacity expansion initiatives, including the installation of multiple new lines, line speed-ups, brownfield and greenfield development and furnace expansion, as well as additional investments in automation, digitalization and other efficiency measures.

Successful implementation of this complex and extensive program will require the availability of skilled employees, project managers and consultants with the experience and know-how to ensure successful commissioning of capacity on time and budget and in line with our customers’ exacting requirements. It will also require the availability of specialist equipment, tooling, components, materials, related services and the required permits.

Failure to successfully complete these investment projects, including through a lack of suitably-skilled personnel, or through a lack of available equipment and materials on expected terms, or other delays or disruptions would impact our capacity expansion and other efficiency initiatives. This could adversely impact our ability to serve existing and new customers, thereby damaging our customer relationships, or could negatively affect our cost base and could have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

As our customers are concentrated, our business could be adversely affected if we were unable to maintain relationships with our largest customers.

Metal Beverage Packaging’s ten largest customers accounted for approximately 64% of its 2020 consolidated revenues. Glass Packaging’s ten largest customers accounted for approximately 38% of its 2020 revenues. Our ten largest customers accounted for approximately 45% of our 2020 revenues.

We believe our relationships with these customers are good, but there can be no assurance that we will be able to maintain these relationships. For the Group, approximately three quarters of our sales agreements for the year ended December 31, 2020, were under multi-year supply agreements of varying terms of two to ten years. Although these arrangements have provided, and we expect they will continue to provide, the basis for long-term partnerships with our customers, there can be no assurance that our customers will not cease purchasing our products. These arrangements, unless they are renewed, expire in accordance with their respective terms and are terminable under certain circumstances, such as our failure to meet quality, volume or other contractual commitments. If our customers unexpectedly reduce the amount of glass packaging and/or metal beverage cans they purchase from us, or cease purchasing our glass packaging and/or metal beverage cans altogether, our revenues could decrease and our inventory levels could increase, both of which could have an adverse effect on our business, financial condition and results of operations.

In addition, while we believe that the arrangements that we have with our customers will be renewed, there can be no assurance that such arrangements will be renewed upon their expiration or that the terms of any renewal will be as favorable to us as the terms of the current arrangements. There is also the risk that our customers may shift their filling operations to locations in which we do not operate. The loss of one or more of these customers, a significant reduction in sales to these customers or a significant change in the commercial terms of our relationships with these customers could have a material adverse effect on our business.

Further consolidation of our customer base may intensify pricing pressures or result in the loss of customers, either of which could have a material adverse effect on our business, financial condition and results of operations.

Some of our customers have previously acquired companies with similar or complementary product lines. For example, in 2015 Kraft Foods Group merged with H.J. Heinz Holding Corporation, 2016 AB InBev acquired SABMiller and in 2017 Heineken acquired Brasil Kirin. Such consolidation has increased the concentration of our sales with our largest customers and may continue in the future, potentially accompanied by pressure from customers for lower prices. Increased pricing pressures from our customers may have a material adverse effect on our business, financial condition and results of operations. In addition, this consolidation may lead manufacturers to rely on a reduced number of suppliers. If, following the combination of one of our customers with another company, a competitor was to be the main supplier to the consolidated companies, this could have a material adverse effect on our business, financial condition or results of operations.

Our profitability could be affected by varied seasonal demands.

Demand for Metal Beverage Packaging’s and Glass Packaging’s products is seasonal. Metal Beverage Packaging’s sales in Europe and North America are typically, based on historical trends, greater in the second and third quarters of the year, with generally lower sales in the first and fourth quarters. In Brazil, sales are typically strongest in the first and fourth quarters. Unseasonably cool weather during the summer months in each of these regions can reduce demand for certain beverages packaged in metal beverage cans, such as those manufactured by us.

Demand for our Glass Packaging products is typically, based on historical trends, strongest during the summer months and in the period prior to the holidays in December because of the seasonal nature of the consumption of beer and other beverages. Unseasonably cool weather during the summer months can reduce demand for certain beverages packaged in our glass packaging. Similarly, weather conditions can reduce crop yields and adversely affect customer demand for glass packaging for fruit and vegetable end-use categories which could have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

We generally schedule shutdowns of our furnaces for rebuilding and repairs of machinery in the first quarter in Europe and around year-end and the first quarter in North America. If demand for glass packaging should unexpectedly rise during such a shutdown, we would not have the ability to fulfill such demand and may lose potential revenues. These shutdowns and seasonal sales patterns could have a material adverse effect on profitability during the first quarter.

Additionally, climate change and the increasing frequency of severe weather events could adversely affect demand for our products, our supply chain and the costs of inputs to our production and delivery of products in different regions around the world. Such severe weather events could have a material adverse effect on our business, financial condition or results of operations. Refer to “Climate change or legal, regulatory or other measures to address climate change or related concerns, may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes.”

Our profitability could be affected by the availability and cost of raw materials, including as a result of changes in tariffs and duties.

The raw materials that we use have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to transportation, production delays impacting supplier plant output, pandemic outbreaks, including COVID-19, or other factors. In such an event, no assurance can be given that we would be able to secure our raw materials from sources other than our current suppliers on terms as favorable as our current terms, or at all. Any such shortages, as well as significant increases in the cost of any of the principal raw materials that we use, including such shortages or material increases resulting from the introduction of tariffs, such as the introduction of tariffs of 10% on aluminum imports into the United States in 2018, which remain in effect, could have a material adverse effect on our business, financial condition and results of operations. Further tariffs, sanctions, duties, other trade actions or increases in our transportation costs, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the relative price of oil and its by-products may impact our business, by affecting transport, coatings, lacquer and ink costs. Additionally, certain energy sources are vital to our operations, and future increases in energy costs could result in a significant increase in our operating costs, which could, if we are not able to recover these costs, have a material adverse effect on our business, financial condition and results of operations.

The primary raw materials that we use for Metal Beverage Packaging are aluminum ingot and, to a much lesser extent, steel. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of aluminum ingot. Our business is exposed to both the availability of aluminum and the volatility of aluminum prices, including associated premia. While raw materials are generally available from a range of suppliers, they are subject to fluctuations in price and availability based on a number of factors, including general economic conditions, commodity price fluctuations (with respect to aluminum on the London Metal Exchange), the demand by other industries, such as automotive, aerospace and construction, for the same raw materials and the availability of complementary and substitute materials. In particular, the level of investment in beverage can capacity expansion by us and other beverage can producers will require a significant increase in can sheet production by the aluminum suppliers, which will in turn require significant investment and capital expenditures. Failure by the suppliers to increase capacity could cause supply shortages and significant increases in the cost of these raw materials, notably aluminum. In addition, adverse economic or financial changes, industrial disputes or pandemic-related disruptions could impact our suppliers, thereby causing supply shortages or increasing costs for our business.

We may not be able to pass on all or substantially all raw material price increases. In addition, we may not be able to hedge successfully against raw material cost increases. Furthermore, aluminum prices are subject to considerable volatility in price and demand. While in the past sufficient quantities of aluminum have been generally available for purchase, these quantities may not be available in the future, and, even if available, we may not be able to continue to purchase them at current prices. Further increases in the cost of these raw materials could adversely affect our operating margins and cash flows.

Ardagh Group S.A.

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

Glass Packaging also consumes significant amounts of raw materials in the manufacturing process, in particular, glass sand, limestone and soda ash (natural or synthetic). Crushed recycled glass (“cullet”) is also a key raw material that is used in varying percentages, depending on the type of glass manufactured and the availability of cullet in a particular market. The combination of higher energy prices and a tight supply market has resulted in a historic increase in price for soda ash. Further increases in demand without corresponding increase in supply may put pressure not only on soda ash, but also on some other raw materials. The price, quality and availability of cullet varies widely from one region to another and is dependent on a number of factors, including glass collection and its effectiveness and the distance of our production sites to population centers where the waste glass is generated. Changes in regulations related to glass collection and recycling, including, for example, the introduction of deposit recycling schemes (“DRS”) such as planned in Scotland from July 1, 2022, could have a significant impact on the availability of cullet and, as a result, on its price. Any significant increase in the price of the raw materials we use to manufacture glass could have a material negative impact on our business, financial condition and results of operations.

The failure to obtain adequate supplies of raw materials or future price increases could have a material adverse effect on our business, financial condition and results of operations.

Currency, interest rate fluctuations and commodity prices may have a material impact on our business.

The Company’s functional currency is the euro and we present our financial information in U.S. dollar. Insofar as possible, we actively manage currency exposures through the deployment of assets and liabilities throughout the Group and, when necessary and economically justified, enter into currency hedging arrangements to manage our exposure to currency fluctuations by hedging against rate changes with respect to our functional currency, the euro. However, we may not be successful in limiting such exposure, which could adversely affect our business, financial condition and results of operations. In addition, our presented results may be impacted as a result of fluctuations in the U.S. dollar exchange rate versus the euro.

Metal Beverage Packaging has production facilities in 9 different countries worldwide. It also sells products to, and obtains raw materials from, entities located in these and different regions and countries globally. As a consequence, a significant portion of consolidated revenue, costs, assets and liabilities of Metal Beverage Packaging are denominated in currencies other than the euro, particularly the U.S. dollar and the British pound. The exchange rates between the currencies which we are exposed to, such as the euro, the U.S. dollar and the British pound, have fluctuated significantly in the past and may continue to do so in the future.

In Glass Packaging, a substantial portion of the assets, liabilities, revenues and expenses are denominated in U.S. dollars, British pounds, Swedish krona, Danish krone and Polish zloty. Fluctuations in the value of these currencies with respect to the euro have had, and may continue to have, a significant impact on our financial condition and results of operations.

For the year ended December 31, 2020, 72% of the Group’s revenues were from countries with currencies other than the euro.

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

We are also exposed to interest rate risk. Fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. We occasionally use CCIRS to manage this type of risk, but sustained increases in interest rates could nevertheless materially adversely affect our business, financial condition and results of operations.

In addition, we are exposed to movements in the price of electricity and natural gas. We try to ensure that natural gas prices are fixed for future periods but do not always do so because the future prices can be far in excess of the spot price.

We use derivative agreements to manage some of the material cost risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if             we are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our financial condition.

For a further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

It is difficult to compare our results of operations from period to period.

It is difficult to make period-to-period comparisons of our results of operations. Our business has been created as a result of a series of acquisitions and other corporate transactions over many years. These acquisitions have had a positive effect on our results of operations in periods following their completion and integration. Furthermore, our sales and, therefore, our net operating income are variable within the fiscal year due to the seasonality described above. Thus, a period-to-period comparison of our results of operations may not be meaningful.

Our inability to fully pass-through input costs may have an adverse effect on our financial condition and results of operations.

A significant number of our sales contracts with customers include provisions enabling us to pass-through increases and reductions in certain input costs, which help us deliver consistent margins, although margin percentages may fluctuate as a result. However, there is no assurance that the Company will be in a position to fully recover increased input costs from all of our customers.

Interrupted energy supplies and higher energy costs may have a material adverse effect on our business.

We use natural gas, electrical power, oil, oxygen and, in limited circumstances, liquefied petroleum gas to manufacture our products. Energy sources are vital to our operations and we rely on a continuous power supply to effectively conduct our business. Energy prices are subject to considerable volatility. We seek to mitigate the inherent risk in energy price fluctuations through a combination of contractual customer pass‑through agreements, fixed‑price procurement contracts, index tracking procurement contracts and hedging. We are not able to predict to what extent energy prices will vary in the future. Future increases in energy costs could result in a significant increase in operating costs, which could, if we are not able to recover these costs increases from our customers through selling price increases and our hedging strategy, have a material adverse effect on our business, financial condition and results of operations. Moreover, energy supplies are subject to various risks, including extreme weather events. Any interruption to our energy supplies, whether as a result of extreme weather events or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

Ardagh Group S.A.

Our manufacturing facilities are subject to operating hazards.

Our manufacturing processes include cutting, coating and shaping metal into containers, as well as heating raw materials to extremely high temperatures to make glass, which we then form into glass containers. These processes, which are conducted at high speeds and involve operating heavy machinery and equipment, entail risks and hazards, including industrial accidents, leaks and ruptures, explosions, fires, mechanical failures and environmental hazards, such as spills, storage tank leaks, discharges or releases of hot glass or toxic or hazardous substances and gases. These hazards may cause unplanned business interruptions, unscheduled downtime, transportation interruptions, personal injury and loss of life, severe damage to or the destruction of property and equipment, environmental contamination and other environmental damage, civil, criminal and administrative sanctions and liabilities, and third-party claims, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are involved in a continuous manufacturing process with, in Glass Packaging in particular, a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may adversely affect our business, financial condition and results of operations.

All of our manufacturing activities take place at facilities that we own or that we lease under long-term leases. We conduct regular maintenance on all of our operating equipment. However, due to the extreme operating conditions inherent in some of our manufacturing processes, we cannot assure you that we will not incur unplanned business interruptions due to furnace or equipment breakdowns or similar manufacturing problems or that such interruptions will not have an adverse impact on our business, financial condition and results of operations. In such a scenario, it is very unlikely that alternative production capacity would be available in the future. A disruption in such circumstances could have a material adverse effect on our business, financial condition and results of operations.

To the extent that we experience any furnace breakdowns, equipment failures or similar manufacturing problems, we will be required to make unplanned capital expenditures even though we may not have available resources at such time and we may not be able to meet customer demand, which would result in a loss of revenues. As a result, our liquidity may be impaired as a result of such expenditures and loss of revenues or the incurrence of unplanned capital expenditures.

A mechanical failure or disruption affecting any major operating line may result in a disruption of our ability to supply customers. The potential impact of any disruption would depend on the nature and extent of the damage caused to such facility. Further, our facilities in geographically vulnerable areas, including parts of the United States and Italy, may be disrupted by the occurrence of natural phenomena, such as earthquakes, hurricanes, floods and wildfires.

Our Glass Packaging business requires relatively high levels of maintenance capital expenditures, which we may be unable to fund.

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

Ardagh Group S.A.

Our expansion strategy may adversely affect our business.

We aim over the longer term to continue to expand our packaging activities. In addition to our organic expansion and capital expenditure on existing and new facilities, such future expansion may require us to capitalize on strategic opportunities including the acquisition of existing businesses. As we believe that such businesses may be acquired with modest equity and relatively high levels of financial leverage given the cash generating capabilities of our business streams, our leverage and interest expense may increase in the future in connection with any acquisitions. Additionally, if we incur additional debt, our liquidity and financial stability could be impaired as a result of using a significant portion of available cash or borrowing capacity to finance an acquisition. Accordingly, such future expansion could have an adverse effect on our business, financial condition and results of operations.

There is no certainty that any businesses we may acquire in the future will be effectively integrated.  If we cannot successfully integrate acquired businesses within a reasonable time frame, it may not be able to realize the potential benefits anticipated from those acquisitions. Our failure to successfully integrate such businesses and the diversion of management attention and other resources from its existing operations could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, we may not be able to identify suitable acquisition candidates consistent with our strategy, and we may not be able to fund future acquisitions because of limitations under our indebtedness or otherwise, including due to the limited availability of funds if the financial markets are impaired.

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

Furthermore, even if we are able to integrate successfully the operations of acquired businesses, we may not be able to realize the cost savings, synergies and revenue enhancements that we anticipate either in the amount or within the time frame that we anticipate, and the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings and synergies may be affected by a number of factors, including the following:

●	the use of more cash or other financial resources on integration and implementation activities than we expect, including restructuring and other exit costs;
●	conditions imposed in connection with obtaining required regulatory approvals; and
●	increases in acquisition costs and expenses, which may offset the cost savings and other synergies realized from such acquisitions.

To the extent we pursue an acquisition that causes us to incur unexpected costs or that fails to generate expected returns, this could have a material adverse effect on our business, financial condition and results of operations.

A significant write down of goodwill would have a material adverse effect on our financial condition and results of operations.

Goodwill at December 31, 2020 totaled $1.7 billion. The Company evaluates goodwill annually following approval of the annual budget or whenever indicators suggest that impairment may have occurred. The determination of

Ardagh Group S.A.

the recoverable amounts of goodwill requires the use of estimates and assumptions which are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. As described further in the audited consolidated financial statements included in this annual report, the Group uses the value in use (“VIU”) model for the purposes of goodwill impairment testing, as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group also uses the fair value less costs of disposal (“FVLCD”) model in order to establish the recoverable amount being the higher of the VIU model and FVLCD model when compared to the carrying value of the CGU. Sensitivity analysis is performed reflecting potential variations in assumptions. Future changes in the estimates and assumptions used in the VIU or FVLCD models, general market conditions, or other factors may cause the Company’s goodwill to be impaired, resulting in a non cash charge against results of operations to write down goodwill for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on the Company’s financial condition and results of operations.

Our investment in Trivium is accounted as a joint venture using the equity method, which may result in a reduction in the accounting carrying value  of the Group’s investment should Trivium incur post-tax losses.

The Group holds approximately 42% of the ordinary shares of Trivium. As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for as a joint venture under the equity method.  The Group’s carrying amount of its interest under the equity method, which at December 31, 2020 totaled $0.4 billion, will change as a result of the requirements of the equity method. The equity method results in the Group accounting for its share of the post-tax profit or loss and share of the other comprehensive income of Trivium. As Trivium has a substantial amount of debt and significant debt service obligations and may incur post tax and other comprehensive losses, the Group’s accounting carrying value of its interest may reduce as a result of the application of equity accounting.

We have potential indemnification obligations relating to divestments.

We have previously divested a number of businesses, including, in 2019, the divestment of our Food & Specialty Metal Packaging business. Pursuant to these agreements, we may be required to provide indemnification to the acquirers for damages resulting from a breach of any representation, warranty or covenants contained therein. To the extent that we are required to make any significant payments under these indemnification provisions, these payments could adversely impact our business, financial condition and results of operations.

Climate change or legal, regulatory or other measures to address climate change or related concerns, may adversely affect our ability to conduct our business, including the availability and cost of resources required for our production processes.

There is a growing concern that carbon dioxide and other greenhouse gases (“GHG”) in the atmosphere may have an adverse impact on global temperatures, weather and precipitation patterns and the frequency and severity of extreme weather conditions and natural disasters. The impact of climate change may over time affect our operations and the markets in which we operate. This could include changes in weather, resulting in reduced availability of inputs such as water, or increased costs of such inputs, and/or transitional risks such as technological development, policy and regulatory change, and market and economic responses. Measures to address climate change through laws and regulations, for example by requiring reductions in emissions of GHGs or the introduction of compliance schemes could create economic risks and uncertainties for our businesses, by increasing GHG related costs, the cost of abatement equipment to reduce emissions to comply with legal requirements on GHG emissions or required technological standards, as well as reduced demand for the Group’s products.

The glass production process generates significant CO2 emissions, while the vast majority of the Metal Packaging business’ Scope 3 emissions arise in the various stages of the manufacture of the aluminum and        steel coils that we purchase. In line with our commitment to Science Based Sustainability targets, we have a plan to reduce these emissions. Failure to meet our targets and to reduce our emissions risks reputational damage and could adversely impact demand for our products, resulting in an adverse impact on financial performance.

Ardagh Group S.A.

We are subject to various environmental and other legal requirements and may be subject to new requirements of this kind in the future that could impose substantial costs upon us.

Our operations and properties are subject to extensive laws, ordinances, regulations and other legal requirements relating to the protection of people and the environment. Such laws and regulations which may affect our operations include requirements regarding remediation of contaminated soil, groundwater and buildings, water supply and use, natural resources, water discharges, air emissions, waste management, noise pollution, asbestos and other deleterious materials, the generation, storage, handling, transportation and disposal of regulated materials, product safety, and workplace health and safety. These laws and regulations are also subject to constant review by lawmakers and regulators which may result in further, including more stringent, environmental or health and safety legal requirements. We strive to mitigate risks related to environmental issues, including through the purchase of renewable energy, the adoption of sustainable practices, and by positioning ourselves as a sustainability leader in our industry.

We have incurred, and expect to continue to incur, costs to comply with such legal requirements, and these costs may increase in the future. Demands for more stringent pollution control devices could also result in the need for further capital upgrades to our furnaces and plant operations. Further, in order to comply with air emission restrictions, significant capital investments may be necessary at some sites. We require a variety of permits to conduct our operations, including operating permits such as those required under various U.S. laws, including the federal Clean Air Act, and the EU Industrial Emissions Directive water and trade effluent discharge permits, water abstraction permits and waste permits. We are in the process of applying for, or renewing, permits at a number of our sites. Failure to obtain and maintain the relevant permits, as well as noncompliance with such permits, could have a material adverse effect on our business, financial condition and results of operations.

If we violate or fail to comply with these laws and regulations or our permits, we could be subject to criminal, civil and administrative sanctions and liabilities, including substantial fines and orders, or a partial or total shutdown of our operations, as well as litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. For example, in 2017 we settled alleged violations of hazardous waste regulations governing the reuse of electrostatic precipitator dust at our Madera plant in the United States, which occurred in the period prior to the acquisition in 2014 of VNA. As part of this settlement, we paid a civil penalty of $3.5 million and expect to incur increased dust disposal costs, which we estimate to be about $500,000 annually. We cannot assure you that our reuse of electrostatic precipitator dust at our other glass manufacturing plants will not result in regulatory inquiries or enforcement relating to compliance with hazardous waste regulations.

In order to comply with air emission restrictions, significant capital investments may be necessary at some sites. For example, to comply with U.S. environmental regulations and the demands of the EPA, VNA, which we acquired in 2014, we agreed to make sizable investments to replace or install new electrostatic precipitators and other equipment in order to control the air emissions at certain sites located in the United States. In 2010, prior to the 2014 acquisition of VNA by Ardagh, VNA and the EPA signed a global consent decree pursuant to which VNA has made investments estimated at up to an aggregate of $112 million over a ten-year period, excluding operating costs of the systems installed. In addition, VNA paid a penalty amounting to $2.5 million, excluding interest, pursuant to this consent decree.

We have received notices of violation from the EPA for alleged violations under the Clean Air Act’s Prevention of Significant Deterioration, New Source Performance Standards and Title V provisions stemming from past furnace-related projects at our other glass manufacturing facilities unrelated to our acquisition of VNA, including furnace-related projects conducted by third parties who owned the facilities before us. The EPA has sent information requests to a number of our glass manufacturing facilities concerning furnace-related projects, as well as our air pollutant emissions more generally, which could culminate in notices of violation or other enforcement.

In Europe, under the IED and its reference document for “Best Available Techniques” for glass manufacturing plants and metal manufacturing plants with surface treatment using solvents, permitted emissions levels from these plants including ours are substantially reduced periodically. EU member states introduced lower permitted emission levels into national legislation, which could potentially result in stricter limits in the future. These types of changes could require

Ardagh Group S.A.

additional investment in our affected operations. There may be greenhouse gas compliance or emission control schemes introduced in any jurisdiction on country and local municipality level which include metal and glass packaging which may require additional measures to control the emission of greenhouse gases that may have a material adverse effect on our business, financial condition and results of operations. California has implemented a similar program, which results in the need for us to incur potentially significant compliance costs, including for the purchase of offsets against our greenhouse gas emissions. There are also some municipalities exploring further regulation to reduce or in some cases eliminate natural gas usage.

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

Sites at which we operate often have a long history of industrial activities and may be, or have been in the past, engaged in activities involving the use of materials and processes that could give rise to contamination and result in potential liability to investigate or remediate, as well as claims for alleged damage to persons, property or natural resources. Liability may be imposed on us an owner, occupier or operator of contaminated facilities. These legal requirements may apply to contamination at sites that we currently or formerly owned, occupied or operated, or that were formerly, owned, occupied or operated by companies we acquired or at sites where we have sent waste offsite for treatment or disposal. Regarding assets acquired by us, we cannot assure you that our due diligence investigations identified or accurately quantified all material environmental matters related to the acquired facilities. Our closure of a site may accelerate the need to investigate and remediate any contamination at the site.

In addition, we may be required to remediate contaminated third-party sites where we have sent waste for disposal. Liability for remediation of these third-party sites may be established without regard to whether the party disposing of the waste was at fault or the disposal activity was legal at the time it was conducted. For example, “Superfund” sites in the United States are the highest priority contaminated sites designated by the federal government as requiring remediation, and costs of their remediation tend to be high. We and a number of other companies have been named as potentially responsible parties to clean up the Lower Duwamish Waterway Superfund Site in Washington, because our Seattle plant is adjacent to the waterway and is alleged to have contributed to its contamination. Whether we will have any liability for investigation and remediation costs at this or any other Superfund site or for costs relating to claims for natural resource damages, and what portion of the costs we must bear, has not been determined.

Changes in product requirements and their enforcement may have a material impact on our operations.

Changes in laws and regulations relating to deposits on, and any limits or restrictions to recycling of, glass or metal packaging could adversely affect our business if implemented on a large scale in the major markets in which we operate. Changes in laws and regulations laying down restrictions on, and conditions for use of, food contact materials or on the use of materials and agents in the production of our products could likewise adversely affect our business. Changes to health and food safety regulations could increase costs and also might have a material adverse effect on revenues if, as a result, the public attitude toward end-products, for which we provide packaging, were substantially affected.

Additionally, the effectiveness of new standards such as the ones related to recycling or deposits on different packaging materials, could result in excess costs or logistical constraints for some of our customers, who could choose to reduce their consumption and limit the use of glass or metal packaging for their products. We could thus be forced to reduce, suspend or even stop the production of certain types of products. The regulatory changes could also affect our prices, margins, investments and activities, particularly if these changes resulted in significant or structural changes in the market for food packaging that might affect the market shares for glass, the volumes produced or production costs.

Ardagh Group S.A.

Environmental concerns could lead U.S., European Union, United Kingdom or Brazilian, bodies to implement other product regulations that are likely to impose restrictions on us and have a material adverse effect on our business, financial condition and results of operations. There is significant variation, among countries where we sell our products, in the limitation on certain constituents in packaging, which can have the effect of restricting the types of raw materials or amount of recycled glass we use. In turn, these restrictions can increase our operating costs, by requiring increased energy consumption or greater environmental controls.

Similarly, in the United States, some state regulations set the concentration of certain heavy metals in glass packaging at 100 ppm and provide for an exception to this rule in the event of additions of recycled packaging. Because this exemption has expired in certain states, the bottles manufactured from recycled glass that have a heavy metals concentration higher than 100 ppm could be noncompliant, which could have a negative impact on our earnings, financial condition, assets or image. We have had regulatory inquiries about our compliance and may in the future have additional inquiries or enforcement.

Our operations are subject to laws and regulations in multiple jurisdictions relating to some of the raw materials utilized in our can making process, such as epoxy-based coatings. Changes in regulatory agency statements, adverse information concerning bisphenol A or rulings made in certain jurisdictions may result in restrictions, for example, on bisphenol A in epoxy-based internal liners for some of our products. Such restrictions have required us, together with our respective suppliers and customers, to develop substitutes for relevant products to meet legal and customer requirements.

Increasing legal requirements on the reporting, due diligence and restricted use of “conflict minerals” originating from mines in the Democratic Republic of the Congo and adjoining countries as well as any increasing regulatory requirements on the bauxite or cassiterite value chain could bear reputational and compliance risks along the supply chain and affect the sourcing, availability and economics of minerals used in the manufacture of aluminum and steel beverage cans.

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

As is the case in a number of other industrial processes that deal with high temperatures, asbestos was once present in the glass-making industry, primarily in safety equipment, until measures were taken to substitute this material for other materials made possible through technological advances. Since the 1990s, items made of asbestos have gradually been removed at our sites in Western Europe and the United States. Because of the age of some of our sites, however, asbestos-cement may have been used in construction and may still be present at these sites. When these buildings are modernized or repaired, the cost of upgrades is higher because of the restrictions associated with removing asbestos-containing materials.

We are exposed to claims alleging injury or illness associated with asbestos and related compensation over and above the support that may be offered through various existing social security systems in countries where we operate.

Ardagh Group S.A.

Claims associated with our glass manufacturing operations exist and may arise for reasons associated with the work environment unrelated to the presence of asbestos. For example, claims have arisen associated with the acoustic environment generated by forming machines, the use of glass sand in making glass and products likely to contain heavy metals or solvents for decoration. We may also face the risk of work-related health claims owing to materials present or used at our production sites such as silicosis, and, under certain conditions, Legionnaires’ disease. The U.S. Occupational Safety and Health Administration has implemented a requirement that reduced by 50% the permissible exposure limit to crystalline silica and requires engineering controls or personal protective equipment to safeguard employees from such exposure. The European Union has also set stricter exposure limit values for respirable crystalline silica in work processes under the Carcinogens and Mutagens Directive. This substance is a common mineral found in sand, which is a significant raw material component for glass manufacturing and is also contained in refractories, or bricks, used in glass manufacturing operations. Our costs to meet these reduced limits could be substantial, particularly if it becomes necessary for us to implement broad engineering controls across many of our glass manufacturing plants.

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

We are currently involved in various litigation matters, and we anticipate that we will be involved in litigation matters from time to time in the future. The risks inherent in our business expose us to litigation, including personal injury, environmental litigation, contractual litigation with customers and suppliers, intellectual property litigation, tax or securities litigation, and product liability lawsuits. We cannot predict with certainty the outcome or effect of any claim, regulatory investigation, or other litigation matter, or a combination of these. If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial condition and results of operations, including due to potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters. See Note 28 to the audited consolidated financial statements.

We are subject to an extensive, complex and evolving legal and regulatory framework, which may expose us to investigations by governmental authorities, legal proceedings and fines.

Our business encompasses multiple jurisdictions and complex legal and regulatory frameworks, including in relation to anti-trust, economic sanctions, anti-corruption and anti-money laundering matters. Laws and regulations in these areas are complex and constantly evolving and enforcement continues to increase. As a result, we may become subject to increasing limitations on our business activities and to the risk of fines or other sanctions for non-compliance. Additionally, we may become subject to governmental investigations and lawsuits by private parties. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on our business, financial condition or results of operations.

Changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation could adversely affect our business.

Changes in consumer preferences and tastes can have an impact on demand for our customers’ products, which in turn can lead to reduced demand for our products. In the United States, for example, the growth in consumption of imported beer and in newer beverage categories such as hard seltzers, has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. Certain end-products represent a significant proportion of our packaging market. Our ability to develop new product offerings for a diverse group of global customers with differing preferences, while maintaining functionality and spurring innovation, is critical to our success. This requires a thorough understanding of our existing and potential customers and end users on a global

Ardagh Group S.A.

basis, particularly in potential high developing markets. Failure to adapt and deliver quality products that meet customer or end user needs, through research and development or licensing of new technology, ahead of competitors, could have a material adverse effect on our business.

Additionally, public health and government officials have become increasingly concerned about the health consequences associated with over-consumption of certain types of beverages, such as sugar-sweetened beverages, including those produced by certain of our customers. For example, France and the United Kingdom have introduced taxes on drinks with added sugar and artificial sweeteners that companies produce or import. France has also imposed taxes on energy drinks using certain amounts of taurine and caffeine. As a result of such taxes, demand decreased temporarily in these countries, and the imposition of similar taxes in the future may lower the demand for certain soft drinks and beverages that our customers produce, which may cause our customers to respond by reducing their purchases of our metal and glass packaging products. Consumer tax legislation and future attempts to tax sugar or energy drinks or to lower consumption of certain alcoholic and non-alcoholic categories by other jurisdictions could reduce the demand for our products and adversely affect our profitability.

In addition, any decline in the popularity of these product types as a result of lifestyle, nutrition or health considerations, or our inability to adapt to customer needs, could have a significant impact on our customers and could have a material adverse effect on our business, financial condition and results of operations.

We face costs and future funding obligations associated with post-retirement benefits provided to employees, which could have an adverse effect on our financial condition.

As of December 31, 2020, our accumulated post-retirement benefit obligation was approximately $811 million covering employees in multiple jurisdictions. The costs associated with these and other benefits to employees could have a material adverse effect on our financial condition.

We operate and contribute to pension and other post-retirement benefit schemes funded by a range of assets which may include property, derivatives, equities and/or bonds. The value of these assets is heavily dependent on the performance of markets, which are subject to volatility. The liability structure of the obligations to provide such benefits is also subject to market volatility in relation to its accounting valuation and management. Additional significant funding of our pension and other post-retirement benefit obligations may be required if market underperformance is severe. In addition, we may have to make significant cash payments to some or all of these plans, including under guarantee agreements, in the future to provide additional funding, which would reduce the cash available for our businesses.

Under the United States Employee Retirement Income Security Act of 1974, as amended, the U.S. Pension Benefit Guaranty Corporation (“PBGC”) has the authority to terminate pension plans regulated by the PBGC if certain funding requirements are not met; any such termination would further accelerate the cash obligations related to such a pension plan.

Organized strikes or work stoppages by unionized employees could have a material adverse effect on our business.

Many of our operating companies are party to collective bargaining agreements with trade unions. These agreements cover the majority of our employees and although we consider our employee relations to be generally good, a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot ensure that, upon the expiration of existing collective bargaining agreements, new agreements will be reached without union action or that our operating companies will be able to negotiate acceptable new contracts with trade unions, which could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If unionized workers at our operating companies or any unionized workers were to engage in a strike or other work stoppage, we could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, if our products fail to meet rigorous standards, we may be required to incur substantial costs in taking appropriate corrective action (up to and including recalling products from consumers) and to reimburse customers and/or end-consumers for losses that they suffer as a result of this failure. Customers and end-consumers may seek to recover these losses through litigation and, under applicable legal rules, may succeed in any such claim, despite there being no negligence or other fault on our part. Placing an unsafe product on the market, failing to notify the regulatory authorities of a safety issue, failing to take appropriate corrective action and failing to meet other regulatory requirements relating to product safety could lead to regulatory investigation, enforcement action and/or prosecution. Any product quality or safety issue may also result in adverse publicity, which may damage our reputation. This could in turn have a material adverse effect on our business, financial condition and results of operations. Although we have not had material claims for damages for defective products in the past, and have not conducted any substantial product recalls or other material corrective action, these events may occur in the future.

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

Although we believe that our insurance arrangements provide adequate coverage for the risks inherent in our business, these insurance arrangements typically exclude certain risks and are subject to certain thresholds and limits. We cannot assure you that our property, plant and equipment and inventories will not suffer damages due to unforeseen events or that the proceeds available from our insurance arrangements will be sufficient to protect us from all possible loss or damage resulting from such events. As a result, our insurance coverage may prove to be inadequate for events that may cause significant disruption to our operations, which may have a material adverse effect on our business, financial condition and results of operations.

We may suffer indirect losses, such as the disruption of our business or third-party claims of damages, as a result of an insured risk event. While we carry business interruption coverage and general liability coverage, such coverage is subject to certain limitations, thresholds and limits, and may not fully cover all indirect losses.

We renew our insurance arrangements on an annual basis. The cost of coverage may increase to an extent that we may choose to reduce our coverage limits or agree to certain exclusions from our coverage. Among other factors, adverse political developments, security concerns and natural disasters in any country in which we operate may materially

Ardagh Group S.A.

adversely affect available insurance coverage and result in increased premiums for available coverage and additional exclusions from coverage.

Our business may suffer if we do not retain our executive and senior management.

We depend on our experienced executive team, who are identified under “Item 6—Directors, Senior Management and Employees” of this annual report. The loss of services of any of the members of our executive team, members of senior management or other key personnel could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions and there is no assurance that we would be able to locate or employ such qualified personnel on terms acceptable to us or at all.

The United Kingdom’s withdrawal from the European Union may have a negative effect on our financial condition and results of operations.

Approximately 12% of our total 2020 revenue was derived from revenues generated in the United Kingdom and 7 of our 56 Metal Beverage or Glass Packaging manufacturing facilities are located in the United Kingdom, as of December 31, 2020.

The relationship between the United Kingdom and the European Union is governed by a Withdrawal Agreement entered into at the end of January 2020, and a Trade and Cooperation Agreement, which took effect from 1 January 2021 (the “Brexit Agreements”). The Brexit Agreements provide for a zero tariff, zero quota arrangement on sales of goods and agriproducts between the United Kingdom and the European Union. Customs duties on goods originating outside the European Union or United Kingdom, or in the event that the zero tariff arrangements under the Brexit Agreements are amended or suspended, might lead to additional costs for products and materials shipped from the United Kingdom to Europe or from Europe to the United Kingdom respectively. Further, required changes to our business systems and processes in order to comply with newly introduced customs procedures may lead to additional costs.

More generally, differences in standards or processes or risk aversion may mean that some businesses choose not to serve other markets on a temporary or permanent basis, causing supplier disruption. Uncertainty remains regarding the impact of the withdrawal of the United Kingdom from the European Union ("Brexit") and the Brexit Agreements on the United Kingdom and Europe, including among commercial parties in the United Kingdom and the European Union, financial institutions, suppliers and service providers and their respective customers. Any changes to the trading relationship between the United Kingdom and the European Union arising from the Brexit Agreements may adversely affect the cost or timing of imports, including aluminum and coatings, including aluminum and coatings in our Metal Beverage Packaging operations and soda ash, molds and machinery in our Glass Packaging operations.

Some of our customers are based in the United Kingdom and export outside the local United Kingdom market. These customers may experience reduced demand or delays arising from these post-Brexit arrangements. Although we seek to export through channels where delays would be minimized, we have nonetheless experienced delays in the transport of certain products, consumables and other materials particularly in relation to shipments from the United Kingdom to the European Union. The impact of these delays, if prolonged, could adversely affect our financial condition and the results of our operations.

Brexit may also have an adverse impact on our business, employees and customers in the United Kingdom. In particular, the Brexit Agreements allow for the possibility of future changes in laws and regulations. Such changes could include import, tax and employment laws and regulations, which could adversely impact the results of operations of our United Kingdom business. For example, there is uncertainty with regard to the upcoming regulatory regime relating to environmental permits and permissions, with such environmental permits and permissions currently governed by the EU Industrial Emissions Directive (Directive 2010/75/EU). More burdensome requirements imposed by the new upcoming regulatory regime could require that we commit additional resources to ensure compliance and although we will use reasonable efforts to ensure such compliance, the introduction of new regulations increases the risk of non-compliance.

Ardagh Group S.A.

Further, continued political uncertainty as a result of Brexit may result in negative effects on credit markets, and foreign direct investments in Europe and the United Kingdom. It may also result in volatility in the British pound foreign exchange markets and interest rates. See also the risk factor entitled “Currency, interest rate fluctuations and commodity prices may have a material impact on our business.”

Brexit could also lead to legal and regulatory uncertainty and politically divergent national laws and regulations as a new relationship between the United Kingdom and the European Union is defined and the United Kingdom determines which European Union laws to replace or amend. Volatility in political, regulatory, economic or market conditions could adversely affect employment rates, increase consumer and commercial bankruptcy filings, negatively impact on national and local economies, and cause other results that negatively affect household incomes.

The economic outlook could be further adversely affected by the risk that one or more European Union member states could also leave the European Union, the risk of a demand for independence by Scotland or Northern Ireland, or the risk that the euro as the single currency of any or all of the Eurozone member states could cease to exist. These developments, or the perception that any of them could occur, may have a material adverse effect on the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. These negative impacts could adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic and any future epidemics may have a negative impact on worldwide economic activity and our business.

The COVID-19 global pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways.

The COVID-19 pandemic has reduced global economic activity resulting in lower demand for certain of our customers’ products and, therefore, the products we manufacture, though demand for “at-home” consumption has increased and therefore demand for many of our customers’ products and, as a result, for the products we manufacture, has proven to be resilient to date during the pandemic. The COVID-19 pandemic has at times caused, and may again give rise to an adverse effect on our operations, including disruptions to our supply chain and workforce and the incurrence of increased costs. Although our production has not been significantly impacted to date, our plants may be required to curtail or cease production in response to the spread of COVID-19. The COVID-19 impact on capital markets could also impact our cost of borrowing. In addition, our customers, distribution partners, service providers or suppliers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the outbreak of COVID-19, which would have a negative impact on our business. The extent of the impacts of the COVID-19 pandemic on our business and results of operations continues to be uncertain.

The ultimate significance of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that we serve and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs, and the related impact on macroeconomic activity and consumer behavior.

If the COVID-19 pandemic continues unabated despite containment efforts, it could cause a severe economic slowdown and potentially an extended recession or depression, which would adversely affect the demand for our products or cause other unpredictable events, each of which would adversely affect its business, results of operations or financial condition. Any future epidemics may also have similar, or more severe, effects on global economic activity and on our business, results of operations or financial condition.

Ardagh Group S.A.

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

The Company depends on automated systems and technology to operate its business, including accounting systems, manufacturing systems and telecommunication systems. The Company operates a cyber and information risk management program including operating a global information security function, which partners with global leaders in the security industry to deliver an integrated information and cyber risk management service using state-of-the-art technologies in areas including antivirus & anti-malware, email and web security platforms, firewalls, intrusion detection systems, cyber threat intelligence services and advanced persistent threat detection. The Company also partners with global leaders to deliver high availability and resilient systems and communication platforms. However, there is the possibility that these systems could suffer substantial or repeated disruptions due to various events, some of which are beyond the Company’s control, including natural disasters, power failures, terrorist attacks, equipment or software failures, computer viruses or cyber security attacks.

Substantial or repeated systems failures or disruptions, could result in the unauthorized release of confidential or otherwise protected information, improper use of our systems and networks, defective products, harm to individuals or property, contractual or regulatory actions and fines, penalties and potential liabilities, production downtime and operational disruptions and loss or compromise of important data, which may result in increased costs and lost revenue and competitiveness and may negatively impact our reputation, any of which could adversely affect our business, results of operations and financial condition. Increased global IT security threats and more sophisticated and targeted computer crime may further increase this risk.

Our substantial debt could adversely affect our financial health and our ability to effectively manage and grow our business.

We have a substantial amount of debt and significant debt service obligations. As of December 31, 2020, we had total borrowings and net debt of $7.0 billion and $5.7 billion, respectively. For more information, see the description of our debt facilities and the table outlining our principal financing arrangements in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Our substantial debt could have negative consequences for us and for our shareholders. For example, our substantial debt could:

●	require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
●	increase our vulnerability to adverse general economic or industry conditions;
●	limit our flexibility in planning for, or reacting to, changes in our business or industry;
●	limit our ability to raise additional debt or equity capital in the future;

Ardagh Group S.A.

●	restrict us from making strategic acquisitions or exploiting business opportunities;
●	make it difficult for us to satisfy our obligations with respect to our debt; and
●	place us at a competitive disadvantage compared to our competitors that have less debt.

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

Further, notwithstanding our current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt or make certain restricted payments, which could exacerbate the risks described above.

Negative developments in our business, results of operations and financial condition due to changes in global economic conditions or other factors could cause ratings agencies to lower the credit ratings, or ratings outlook, of our short- and long-term debt and, consequently, impair our ability to raise new financing or refinance our current borrowings and increase our costs of issuing any new debt instruments.

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

Our Class B common shares, with a nominal value of €0.10 each, have 10 votes per share, and our Class A common shares, with a nominal value of €0.01 each, have one vote per share. Our Parent Company owns indirectly all Class B common shares, which represent approximately 99.15% of the voting power of our issued and outstanding share capital. Our Parent Company has the ability to control the outcome of most matters requiring shareholder approval, including:

●	the election of our board of directors and, through our board of directors, decision making with respect to our business direction and policies, including the appointment and removal of our officers;
●	mergers and de-mergers;
●	changes to our Articles; and
●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which holders of our Class A common shares might otherwise receive a premium for their shares.

In addition, our Parent Company may continue to be able to control the outcome of most matters submitted to our shareholders for approval even if their shareholdings represent less than 50% of all issued shares. Due to the 10-to-1 voting ratio between our Class B and Class A common shares, our Parent Company will continue to control a majority of the combined voting power of our issued and outstanding share capital even when Class B common shares represent substantially less than 50% of all issued and outstanding common shares. This concentrated control will limit the ability of holders of our Class A common shares to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common shares could be adversely affected.

The Company has agreed with the Parent Company to take such actions as are necessary to implement a reorganization of the Parent Company so that shareholders of the Parent Company become proportionate direct holders of

Ardagh Group S.A.

our common shares, provided that the aggregate number of Class B common shares received by such shareholders in such event shall be substantially the same as or fewer than (adjusting for fractional shares) the number of the Class B common shares owned by the Parent Company immediately prior to the date of such event. If such a reorganization were to occur, we anticipate that such holders who are Qualified Holders (as defined under “Item 10. Additional Information—B. Memorandum and articles of association”) will be entitled to elect to receive either Class A common shares or Class B common shares in the reorganization and that following the reorganization, holders of Class B common shares may continue to collectively have voting power that would allow them to control the outcome of most matters requiring shareholder approval. The pre-IPO shareholders of the Parent Company are also permitted, in our Articles, to transfer Class B common shares among themselves and to certain family members and permitted entities.

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

In the future, we may issue options, restricted shares and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our Class A common shares to decline.

We may offer share options, restricted shares and other forms of share-based compensation to our directors, officers and employees in the future. If any options that we issue are exercised, or any restricted shares that we may issue vest, and those shares are sold into the public market, the market price of our Class A common shares may decline. In addition, the availability of Class A common shares for award under any equity incentive plan we may introduce, or the grant of share options, restricted shares or other forms of share-based compensation, may adversely affect the market price of our Class A common shares.

We are organized under the laws of Luxembourg and a substantial amount of our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring actions against us or our directors and officers in the United States.

We are organized under the laws of Luxembourg. In addition, a substantial amount of our assets are located outside the United States. Furthermore, many of our directors and officers reside outside the United States and will continue to reside outside the United States. As a result, although we have appointed an agent for service of process in the United States, investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including

Ardagh Group S.A.

judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

Any judgments obtained in any U.S. federal or state court against us may have to be enforced in the courts of Luxembourg or other EU member states. As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following (which may change):

●	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States and has not been enforced in the United States;
●	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law and local law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
●	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and other conditions for a fair trial have been complied with taking into account all facts and circumstances whether occurring before, during or after trial or issue and delivery of the judgement, and the judgment has not been obtained by reason of fraud;
●	the U.S. court applied the substantive laws as designated by the Luxembourg conflict of law rules;
●	the U.S. judgment does not contravene international public policy (ordre public) or order, both substantive and procedural, as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature; and
●	the absence of contradiction between such judgment and an already issued judgment of a Luxembourg court.

In addition, actions brought in a Luxembourg court against us, the members of our board of directors or our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg also is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors or our officers. In addition, even if a judgment against us, the members of our board of directors or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Our directors and officers have entered into indemnification agreements with us. Under such agreements, the directors and officers are entitled to indemnification from us to the fullest extent permitted by Luxemburg law against liability and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings. Luxembourg law and our Articles permit us to keep directors indemnified against any expenses, judgments, fines and amounts paid in connection with liability of a director towards us or a third party for management errors, i.e., for wrongful acts committed during the execution of the mandate (mandat) granted to the director by us, except in connection with criminal offenses,

Ardagh Group S.A.

gross negligence, fraud or dishonesty. The rights to and obligations of indemnification among or between us and any of our current or former directors and officers are generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make it more difficult to obtain judgments outside Luxembourg or from non-Luxembourg jurisdictions that would apply Luxembourg law against our assets in Luxembourg.

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

The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation and consequently our shareholders may have more difficulty protecting their interests.

Our corporate affairs are governed by our Articles and Luxembourg Law, including the Luxembourg law of 10 August 1915, on commercial companies, as amended. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States.

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

Further, under Luxembourg law, there may be less publicly available information about the Company than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by its directors and officers or its principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our Articles nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Ardagh Group S.A.

All of our shareholder meetings will take place in Luxembourg. Generally, shareholders may vote by proxy or in person at any general meeting, however, in response to the COVID‐19 pandemic and in accordance with the Luxembourg law of September 23, 2020, as amended, which allows for meetings of shareholders to be held without requiring their physical presence and which provides for the exercise of the shareholders’ rights through their representation by a proxy holder, the 2021 annual general meeting will be conducted without shareholders’ physical presence and so shareholders may vote only by proxy.

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

The super voting rights of our Class B common shares and other anti-takeover provisions in our Articles might discourage or delay attempts to acquire us.

In addition to the super voting rights of our Class B common shares, our Articles contain provisions that may make the acquisition of our Company more difficult, including the following:

●	Control by Class B common shareholders. Our Articles provide for a dual class share structure, which, for so long as Class B common shares are issued and outstanding, will allow our Parent Company to control the outcome of most matters requiring shareholder approval, even if it owns Class B common shares representing significantly less than a majority of the Company’s issued and outstanding common shares. As a result, the holders of our Class B common shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of the issued and outstanding Class A common shares.
●	Classified Board. Our board of directors is classified into three classes of directors that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The existence of a classified board could impede a proxy contest or delay a successful tender offeror from obtaining majority control of the board of directors, and the prospect of that delay might deter a potential offeror.
●	Notice Requirements for Shareholder Proposals. Luxembourg Law and our Articles provide that one or more shareholders together holding at least the 10% threshold may request the addition of one or more items to the agenda of any general meeting. The request must be sent to the registered office by registered mail, at least five clear days before the meeting is held. Our Articles also specify certain requirements regarding the form and content of a shareholder’s notice. These requirements may make it difficult for our shareholders to bring matters before a general meeting.
●	Special Resolutions. Our Articles require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) an increase or decrease of the authorized or issued capital, (b) an amendment to our Articles and (c) dissolving the Company. Pursuant to our Articles, for any special resolutions to be considered at a general meeting the quorum is at least one-half (1/2) of the share capital in issue present in person or by proxy, taking into account the par value of each Class A common share (€0.01) and the par value of each Class B common share (€0.10) (in effect one-half (1/2) of the voting rights), unless

Ardagh Group S.A.

otherwise mandatorily required by Luxembourg Law. Any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two-thirds (2/3) of the votes validly cast on such resolution by shareholders entitled to vote.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of our Company, even if such transaction would benefit our shareholders.

We qualify for and rely on exemptions from certain corporate governance requirements.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and is a controlled company within the meaning of the NYSE corporate governance standards, entitled to certain limited corporate governance exemptions. Under these NYSE standards, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors;
●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	there be an annual performance evaluation of the nominating and governance and compensation committees.

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

As a listed company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. The requirements of these rules and regulations may further, increase our legal, accounting, and financial compliance costs and make some activities more difficult, time consuming and costly.

The Sarbanes-Oxley Act requires, among other things that, as a listed company, our principal executive officer and principal financial officer certify the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. Any failure to maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting. Ineffective disclosure controls and procedures or ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information.

Ardagh Group S.A.

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

Risks Related to the Business Combination

A significant delay in consummating or a failure to complete the Business Combination could negatively impact the price of our Class A common shares, as well as our future business and financial results. Moreover, we are subject to contractual restrictions while the Business Combination is pending, and there can be no assurance that it will be completed.

The Business Combination Agreement contains a number of conditions that must be satisfied or waived prior to the completion of the Business Combination. We cannot assure you that all of the conditions to the Business Combination will be satisfied or waived. If the conditions to the Business Combination are not satisfied or waived, we will be unable to complete the Business Combination.

Additionally, the Business Combination Agreement requires us to conduct the AMP Business in the ordinary course of business consistent with past practice, subject to certain exceptions, and to refrain from taking certain actions without the prior written consent of GHV. These restrictions could adversely affect our ability to execute on certain of our business strategies, which could adversely affect the AMP Business.

If the Business Combination is not completed, our ongoing business may be adversely affected as follows: (i) we may experience negative reactions from the financial markets, including negative impacts on the market price of our Class A common shares; (ii) some of our time and resources, including management’s attention, will have been directed to the Business Combination instead of being directed to our own operations and the pursuit of other opportunities that could have been beneficial to us; (iii) the manner in which customers, suppliers and other third parties perceive us may be negatively impacted, which in turn could affect our ability to compete for business; and (iv) we may experience negative reactions from employees or employee departures. In addition, while the Business Combination is pending, uncertainty about the effects of the Business Combination on Ardagh Metal Packaging’s business, management team, employees, or third parties may have similar effects on us.

Certain events could have a negative impact on the price of Ardagh Metal Packaging’s shares, thereby reducing the value attributed to our investment in Ardagh Metal Packaging.

Pursuant to the Subscription Agreements, Ardagh Metal Packaging has agreed to file a registration statement with the SEC registering the shares issued to the Subscribers within 30 days of the closing of the Business Combination to facilitate their ability to sell their Ardagh Metal Packaging shares in the public market. In addition, pursuant to the Registration Rights and Lock-Up Agreement (as defined in the Business Combination Agreement), following the expiration of a 180-day lock-up period, we and Gores Sponsor V LLC (the “GHV Sponsor”) have the right to request Ardagh Metal Packaging to register their shares for purposes of effecting sales of those Ardagh Metal Packaging shares in the public market.  Future sales of the Ardagh Metal Packaging shares, including by the Subscribers, the GHV Sponsor or us, or the perception that sales may be made by these shareholders, could significantly reduce the market price of the Ardagh Metal Packaging shares, and, accordingly, the value attributed to our ongoing investment in Ardagh Metal Packaging. Further, even if none of these shareholders sell a large number of the Ardagh Metal Packaging shares into the market, their right to sell their Ardagh Metal Packaging shares as contemplated by these agreements may depress the price of the Ardagh Metal Packaging shares.

Ardagh Group S.A.

In addition, following the completion of the Business Combination, there may not be a robust market for Ardagh Metal Packaging’s shares, which would adversely affect their liquidity and price. Furthermore, the price of Ardagh Metal Packaging’s shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions, or an active trading market for Ardagh Metal Packaging’s shares following the Business Combination may never develop or, if developed, may not be sustained.  Any of these occurrences could negatively affect the value attributed to our continuing investment in Ardagh Metal Packaging.

Ardagh Group S.A.

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

Since 1999, we have played a major role in the consolidation of the global metal and glass packaging industries, completing 23 acquisitions and significantly increasing our scope, scale, and geographic presence. Acquisitions, divestments and investments in greenfield projects to strengthen our position in selected segments have included the following material transactions:

●	In 1999, we acquired Rockware PLC, from O-I Glass for approximately GBP 247 million, which established the Company as the leading glass packaging producer in the U.K. and Ireland;
●	In 2007, we acquired Rexam PLC’s European glass packaging business for approximately €657 million, broadening our presence across Continental Europe;
●	In 2010, we acquired Impress Group for approximately €1.7 billion, which diversified our presence into metal packaging;
●	In 2012, we acquired Leone Industries Inc., a single plant glass packaging business in New Jersey, United States for approximately $220 million, representing our first expansion into the U.S. glass packaging market. We also acquired Anchor Glass for $880 million, the third largest producer of glass packaging in the United States, operating eight glass packaging plants;
●	In 2014, we completed the acquisition of VNA, the second largest glass packaging producer in North America, with 13 manufacturing plants in the United States, for $1.5 billion. The VNA Acquisition expanded our glass packaging business in North America into new geographies and end-use categories. We also divested six former Anchor Glass plants and ancillary assets as a condition of gaining regulatory approval for this acquisition;
●	In 2015, we completed an investment of approximately $220 million in two new food can-making facilities in Roanoke, Virginia and Reno, Nevada, as well as a significant expansion of our Conklin, New York, ends plant;
●	In 2016, we acquired 22 plants required to be divested by Ball Corporation and Rexam PLC as a condition of Ball Corporation’s acquisition of Rexam PLC. This acquisition, for a total consideration of €2.7 billion, broadened our presence in metal packaging to include leading global beverage can market positions;
●	In 2018, the construction of a greenfield production facility in Manaus, Brazil was completed, which supplies can ends to our can production facilities in Jacarei, Brazil and Alagoinhas, Brazil.
●	In 2019, we combined our Food & Specialty Metal Packaging business with the business of Exal Corporation, controlled by the Ontario Teachers’ Pension Plan Board, to form Trivium, a global leader in metal packaging. As consideration, Ardagh received a stake of approximately 42% in Trivium and $2.6 billion in cash proceeds.
●	In October 2020, the Group announced a $1.8 billion business growth investment program to grow the Metal Beverage Packaging ($1.5 billion) and Glass Packaging business. In February 2021, the Group announced its decision to undertake additional investments increasing the total amount of the business growth investment program to $2.1 billion, with a total $1.8 billion investment to grow the Metal Beverage Packaging business in the period from 2021 to 2024.
Ardagh Group S.A.

●	In February 2021, the Group entered into the Business Combination Agreement with GHV, under which GHV will combine with the AMP business that will be held by Ardagh Metal Packaging to create an independent, pure-play beverage can business. Ardagh Metal Packaging also announced its intention to apply to list its shares on the NYSE.

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

We are a leading supplier of sustainable, innovative, value added rigid packaging solutions. Our products include metal beverage cans and glass containers primarily for beverage and food markets, which are characterized by stable, consumer driven demand. Our end use categories include beer, food, hard seltzers, wine, spirits, carbonated soft drinks, energy drinks, juices and sparkling waters. Our customers include a wide variety of leading consumer product companies which value our packaging products for their features, convenience and quality, as well as the end user appeal they offer through design, innovation, functionality, premium association and brand promotion. With our significant invested capital base, supported by consistent levels of re-investment, our extensive technological capabilities and manufacturing know how, we believe we are well positioned to continue to meet the dynamic needs of our customers. We have mainly built our Company through strategic acquisitions and other corporate transactions and have established leadership positions in large, attractive markets in beverage cans and glass containers. We have recently set out a significant 2021-2024 growth investment program, totalling $2.1 billion and comprising multiple projects in Metal Beverage Packaging and Glass Packaging to support our customers’ growth and to enhance our productivity.

We serve over 1,500 customers across approximately 90 countries, comprised of multi-national companies, large national and regional companies and numerous local businesses. In our target regions of Europe, North America and Brazil, our customers include a wide variety of CPGs, which own some of the best known brands in the world. We have a stable customer base with long-standing relationships and approximately three quarters of our sales are generated under multi-year contracts, with the remainder largely subject to annual arrangements. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions, which help us deliver generally consistent margins.

We operate 56 production facilities in 12 countries and employ approximately 16,400 personnel. Our plant network includes 23 metal beverage can production facilities and 33 glass production facilities. Our plants are generally located to serve our customers’ filling locations. Certain facilities may also be dedicated to specific end-use categories, enhancing product-specific expertise and generating benefits of scale and production efficiency. Significant capital has been invested in our extensive network of long-lived production facilities, which, together with our skilled workforce and related manufacturing process know-how, supports our competitive positions.

We are committed to market-leading innovation and product development and maintain dedicated innovation, development and engineering centers in the United States and Europe to support these efforts. These facilities focus on three main areas: (i) innovations that provide enhanced product design, differentiation and user friendliness for our customers and end-use consumers; (ii) innovations that reduce input costs to generate cost savings for both our customers and us (lightweighting); and (iii) developments to meet evolving product safety standards and regulations.

Ardagh Group S.A.

Sustainability

Sustainability is a core pillar of our business, recognizing that long-term economic viability is dependent upon having a sustainable business model.

Our sustainability focus is centered on minimizing the impact of our operations and products on the environment, promoting a healthy, safe and inclusive workplace for our employees and contributing positively to the communities in which we operate. We have established a Board Sustainability Committee to oversee our sustainability initiatives, supported by our Group sustainability function.

In pursuance of our environmental objective we seek to promote recycling of our products, enhance our product design and target continuous improvement in our processes. Metal and glass are both infinitely recyclable, without any degradation in quality, differentiating them from many other packaging substrates. We expect these attributes to continue to enhance our products’ appeal, as consumer awareness of sustainability and the environment grows.

Recycling rates for aluminum beverage cans are relatively high in the geographies in which we operate, estimated at 56% in the United States, 76% in Europe and 98% in Brazil as of 2018-2019. The use of recycled aluminum reduces energy consumption by over 90% compared with the alternative of producing aluminum cans from its virgin source.

In glass packaging, we aim to maximize the use of recycled glass, or cullet, in our production process, thereby reducing energy consumption and emissions. In Europe, the recycling rate for glass packaging is 76% with up to 90% used in some of our furnaces. Recycling rates for glass packaging in the United States are significantly lower at 34%. We are committed to working, including with industry associations, to promote recycling rates in the regions in which we operate. Feve, the European glass federation, has targeted an increase in glass recycling rates in the European Union to 90% by 2030, through its Close the Glass Loop initiative. In addition, we have investments and partnerships in Europe to enhance our supply of cullet and are seeking to increase supply in the United States.

We continuously aim to reduce the material and resource usage in the manufacture of our products, through  lightweighting of our metal beverage cans and glass containers. In addition, we have established specialist groups across our business and promote best practice sharing, in order to to drive continuous improvement in our processes.

We have established targets for reductions in energy consumption, emissions, water usage, waste and other metrics and report on progress towards their achievement in our Sustainability Reports (available at www.ardaghgroup.com) on progress towards their achievement. In 2020, we revised our sustainability strategy and set new targets, including a 27% reduction in our carbon emissions by 2030. These will be achieved through a wide range of initiatives, including (i) greater usage of renewable energy, including the installation of solar projects in multiple production facilities (ii) promoting the use of recycled content (iii) pursuing energy-efficiency projects across our plant network (iv) procuring electricity from renewable sources (v) sourcing sustainable inputs from our supplier base and (vi) minimizing VOC and NOx emissions.

We are playing a leading role in Feve’s “Furnace of the Future” project to build the world’s first large-scale hybrid oxy-fuel furnace to run on 80% renewable electricity at one of our glass production facilities in Europe. This technological initiative, on which we are collaborating, has the potential to significantly de-carbonise the glass production process over the long term.

We have committed to adopt science-based sustainability targets through the Science-Based Targets initiative, whereby we will set specific goals for reducing greenhouse gas emissions in alignment with the Paris Agreement 2015, under which governments mutually pledged to limit the increase in global temperatures to 1.5 degrees Celsius.

We are a signatory to the United National Global Compact and our strategy is linked to specific development goals, including Affordable and Clean Energy (#7), Responsible Consumption and Production (#12), Climate Action (#13), Partnerships for the Goals (#17), Good Health and Wellbeing (#3), Quality Education (#4) and Gender Equality (#5).

Ardagh Group S.A.

We have been awarded Leadership Class ratings by CDP (formally the Carbon Disclosure Project), gaining A- in respect of climate change and A- in respect of water management.

We aim to ensure a safe and healthy workplace for all of our employees by  embedding a culture of safety awareness. Broad principles are supported by detailed policies and procedures to minimize accidents and injuries through continuous training and education. We are committed to promoting diversity and inclusion in the workplace and are establishing diversity and inclusion councils across our business units.

We are a significant local employer and seek to play a positive role in our communities. This can involve promoting educational linkages with the community, through internships and apprenticeships, engagement with schools in relation to environmental awareness and recycling, and by promoting and supporting initiatives to help local charities and good causes.

Development

Our leading global positions have been established through acquisitions, with 23 successful acquisitions completed over the past 22 years. In addition to organic and acquisitive growth initiatives, we have also expanded our footprint through strategic investments in new capacity to support our customers’ growth, including most recently a new beverage can ends facility in Manaus, Brazil, completed in 2018 and in December 2020 we acquired a large brownfield building and site in Huron, Ohio, which we intend to convert into a new beverage can and ends plant, commencing production in late-2021. These initiatives, as well as other acquisitions and investments over many years, in existing and adjacent end use categories, have increased our scale and diversification and provided opportunities to grow our business with both existing and new customers.

We have recently set out a significant 2021-2024 growth investment program, totalling approximately $2.1 billion and comprising multiple projects in Metal Beverage Packaging and Glass Packaging to support our customers’ growth and to enhance our productivity.

Our profit from continuing operations for the year ended December 31, 2020 was $13 million. Adjusted EBITDA and net cash from operating activities from continuing operations for the year ended December 31, 2020, were $1,155 million and $692 million, respectively.

The following chart illustrates the breakdown of our revenue by destination for the year ended December 31, 2020:

Ardagh Group S.A.

Our Industry

The global packaging industry is a large, consumer-driven industry with stable growth characteristics. We operate in the metal beverage can and glass container sectors and our target regions are Europe, North America and Brazil. Metal beverage cans and glass containers are attractive to brand owners, as their strength and rigidity allows them to be filled at high speeds and easily transported, resulting in further efficiencies through the supply chain. The ability to customize and differentiate products supplied in metal beverage cans and glass containers, through innovative design, shaping and printing, also appeals to our customers. Both the metal and the glass container markets have been marked by progressive lightweighting, which has generated material savings in input costs and logistics, while enhancing the consumer experience. This reduction in raw material and energy usage in the manufacturing process has also increased the appeal to end-users, who are increasingly focused on sustainability.

Our Competitive Strengths

●	Leader in Rigid Packaging. We believe we are one of the leading suppliers of metal beverage can and glass packaging solutions, capable of supplying multi-national beverage and food producers in our target markets. We believe that we are the #2 supplier of metal beverage cans by value in Europe. In addition, we believe that we are the #3 supplier of metal beverage cans by value in the United States and Brazil. We believe that we are the #2 supplier of glass packaging by value globally. In the United States, we believe we are the #2 supplier of glass packaging by value, serving the beer, food, wine, spirits and other beverage sectors. In addition, we believe we are the #3 supplier of glass packaging by value in Europe and the #1 supplier of glass packaging by value in Northern Europe, Germany, the United Kingdom and the Nordic region, serving the beer, food, wine, spirits, non-alcoholic beverage and pharmaceutical end-use categories. We believe the combination of our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service underpins our leading positions.
●	Long-term relationships with diverse blue-chip customer base. We supply some of the world’s best-known brands with innovative packaging solutions and have been recognized with numerous industry awards. We have longstanding relationships with many of our major customers, which include leading multinational, large national and regional beverage and food companies, as well as numerous local companies. Some of our major customers include AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Monster Beverage, PepsiCo and Grupo Petrópolis, among others. In recent years, in North America, in beverage cans, we have significantly diversified our customer base. Approximately three-quarters of our revenues are derived from multi-year contracts of between two and ten years, most of which include input cost pass-through provisions.
●	Focus on stable economies and generally growing product demand. We derive over 93% of our revenues in Europe and North America, mature economies characterized by generally predictable consumer spending and relatively low cyclicality, with the balance largely derived from the Brazilian beverage market. Furthermore, over 98% of our revenues are generated from the stable beverage and food end-use categories, including beer, wine, spirits, non-alcoholic and other beverages, as well as vegetables and sauces. In Europe, North America and Brazil, demand for metal beverage cans has accelerated in recent years, principally driven by new beverage product innovations, increased awareness by consumers of sustainability and, notably in Brazil pack mix shifts. Demand for glass packaging in Europe has generally shown modest volume growth, while glass packaging demand in North America has declined modestly.
●	Highly contracted revenue base. Approximately three-quarters of our sales are made pursuant to multi-year contracts, with the remainder largely pursuant to annual arrangements. A significant proportion of our sales volumes are supplied under contracts which include mechanisms that help to protect us from earnings volatility related to input costs, including aluminum and energy. Specifically, such arrangements include (i) multi-year contracts that include input cost pass-through and/or margin maintenance provisions and (ii) one-year contracts that allow us to negotiate pricing levels for our products on an annual basis at the same time that we determine our input costs for the relevant year.
Ardagh Group S.A.

●	Well-invested asset base with significant scale and operational excellence. We operate 56 strategically-located production facilities in 12 countries, enabling us to efficiently serve our customers with high quality and innovative products and services across multiple geographies. We pursue continuous improvement in our facilities by applying our lean manufacturing techniques (‘‘Lean’’). Our Operational Excellence Group and Central Technical Services group in Glass Packaging and our engineering teams in Metal Beverage Packaging supplement our Lean initiatives and promote a culture of consistently pursuing excellence through standardizing and sharing best practices across our network of plants. We believe the total value proposition we offer our customers, in the form of geographic reach, customer service, product quality, reliability and innovation will enable us to continue to drive growth and profitability. In addition, we have announced a business growth investment program involving total growth expenditure of $2.1 billion from 2021 to 2024.
●	Significant and growing specialty can capacity. We have a significant presence in the specialty can segment, which has grown at a faster rate than the standard can segment in recent years and which typically offers more attractive margins. In 2020, specialty cans represented 43% of our total can shipments, with strong representation in both the Europe and Americas segments. Specialty can expansion represents approximately 80% of the capacity expansion under the business growth investment program in our beverage can business, following which we expect specialty cans will represent approximately 55% to 60% of our total beverage can capacity.
●	Attractive presence in faster-growing end-use categories. Different beverage categories are experiencing different rates of growth in the markets we serve. We have targeted growth in faster growing end-use categories of the beverage markets we serve, including hard seltzers and sparkling waters in North America and beer in Europe and in Brazil, while reducing our exposure to other end-use categories. We believe the mix of end-use categories we serve positions us well to continue to grow our business over the medium term.
●	Infinitely recyclable products respond to growing sustainability awareness. Both metal and glass are permanent materials and are infinitely recyclable without loss of quality. Metal beverage can recycling rates are currently 76% in Europe, 56% in the United States and 98% in Brazil in 2018-2019. In glass packaging, we aim to maximize the use of recycled glass, or cullet, in our production process, thereby reducing energy consumption and emissions. In Europe, the recycling rate for glass packaging is 76% with up to 90% used in some of our furnaces. We believe that an increasing awareness of the benefits of sustainable packaging in many of our markets will favor pack mix shifts to metal beverage cans and glass containers in the future. We also believe that legislative and other measures designed to increase recycling rates will favor our substrates in the future.
●	Technical leadership and innovation. We have advanced technical and manufacturing capabilities in both metal beverage and glass packaging, including research and development and engineering centers in the United States and Europe, principally based in Elk Grove, Illinois, and Bonn, Germany. In addition, our subsidiary, Heye International, is a leading provider of engineering solutions to the glass container industry globally, with significant proprietary know-how and expertise. We continually seek to improve the quality of our products and processes, through focused investment in new technology. These capabilities have enabled us to develop product and process innovations to meet the dynamic needs of our customers. Our innovations have also been recognized with numerous industry awards and accreditations. We have significant expertise in the production of value-added metal beverage cans, principally aluminum, with features such as high-quality graphic designs, colored tabs and tactile finishes. We produce metal beverage cans in a range of sizes and have been a leader in the introduction of lighter aluminum cans. In Glass Packaging, our focus has been on product development, process improvement and cost reduction, which has resulted in progressive advances such as container lightweighting and the increased use of cullet in the production process. This has delivered significant environmental benefits by reducing raw materials and energy usage, as well as lower emissions.
Ardagh Group S.A.

●	Proven track record of generating attractive growth through successful acquisitions and business optimization. We have grown our business through a combination of acquisitions, organic expansion, strategic investment and continuous improvement, which has significantly increased the size and scope of our Company and the breadth of our product offering, including increasing our exposure to faster growing categories of the beverage market, as well as diversifying our customer base, notably in North America. We have successfully integrated these acquired businesses and realized or exceeded targeted cost synergies. We believe we can continue to create value for shareholders through strategic transactions, including acquisitions and business combinations, ongoing optimization and strategic investments. We are focused on continuous improvement across our businesses to optimize costs and drive efficiencies. We expect our principal focus to be on growth through organic expansion and strategic development and investment with new and existing customers, including through the announced business growth investment program. We believe that we can maintain and grow attractive margins through business mix optimization, growth with new and existing customers, efficiency gains, cost reduction, working capital optimization and disciplined capital allocation.
●	Experienced management team with a proven track record and high degree of shareholder alignment. Members of our management team with extensive experience in the consumer packaging industry have demonstrated their ability to manage costs, adapt to changing market conditions, undertake strategic investments and acquire and integrate new businesses, thereby driving significant value creation. Our board of directors, led by our Chairman and Chief Executive Officer, has a high degree of indirect ownership in our Company, which we believe promotes efficient capital allocation decisions and results in strong shareholder alignment and commitment to further shareholder value creation.

Our Business Strategy

Our principal objective remains to increase shareholder value by achieving growth in Adjusted EBITDA and cash generation. We aim to achieve this objective through organically growing our business, but will also continue to evaluate other acquisitions and strategic opportunities to enhance shareholder value. We pursue these objectives through the following strategies:

●	Grow Adjusted EBITDA and cash flow. We seek to leverage our extensive footprint, proximity to customers, efficient manufacturing and high level of customer service to grow revenue with new and existing customers, improve our productivity, and reduce our costs. To increase Adjusted EBITDA, we will continue to take actions with respect to our assets and invest in business growth opportunities, in line with our stringent investment criteria. To increase cash generation, we actively manage our working capital and capital expenditures. We have announced a business growth investment program that will see $2.1 billion invested in our business in the period from 2021 to 2024, the implementation of which is expected to grow our revenue, Adjusted EBITDA and cash flow generation.
●	Continue to enhance product mix and profitability. We have enhanced our product mix over the years by replacing lower margin business with higher margin business and by pursuing growth opportunities in new and emerging end-use categories of the beverage and food markets. We will continue to develop long-term partnerships with existing and new customers, including new and emerging growth customers, and selectively pursue such opportunities that will grow our business and improve our overall profitability. We are investing in significantly growing our specialty can mix in our beverage can business and our investments will be supported by long-term customer contracts and commitments.
●	Apply leading process technology and technical expertise. We intend to continue increasing productivity through the deployment of leading technology (including our in-house engineering, innovation and design capabilities), and development and dissemination of best practices and know-how across our operations.
Ardagh Group S.A.

●	Emphasize operational excellence and optimize manufacturing base. In managing our businesses, we seek to improve our efficiency, control our costs and preserve and expand our margins. We aim to consistently reduce total costs through implementing operational efficiencies, promoting continuous improvement and investing to enhance our production capacity. We will continue to take actions to enhance efficiency through continuous improvement, best practice sharing and investment, enabling us to serve our existing and new customers’ exacting requirements for sustainable packaging.
●	Enhance our environmental and social sustainability impact. We will continue to improve the sustainability profile of our business. In 2020, the Group updated its sustainability targets, including a 27% reduction in the Group’s carbon emissions by 2030, in addition to committing to adoption of science-based targets through the Science-Based Targets initiative. We seek to ensure that we meet the evolving requirements of end consumers and our customers, while creating a safe and inclusive environment for our employees, contributing positively to the communities in which we operate, improving our efficiency, controlling our costs and preserving and expanding our margins while at the same time growing our revenue, Adjusted EBITDA and free cash flow generation.
●	Evaluate and pursue acquisitions and other strategic opportunities. We have achieved our current market positions by selectively pursuing acquisition and other strategic opportunities. Our principal near and medium term focus is to organically grow our business through the implementation of the business growth investment program from 2021 – 2024 to support our customers’ growth in each region. We will continue to evaluate and pursue acquisition and other strategic opportunities, to grow with existing or new customers, including in new markets that offer attractive risk-adjusted returns, in line with our stringent investment criteria and focus on enhancing shareholder value.

Our Divisions

Today, we manage our business in two divisions, Metal Beverage Packaging and Glass Packaging. The following charts illustrate the breakdown of our revenue and Adjusted EBITDA for the year ended December 31, 2020:

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

Metal Beverage Packaging sales represented approximately 51% of our total revenues in 2020. Revenues and Adjusted EBITDA for Metal Beverage Packaging were $3,451 million and $545 million, respectively. For a discussion of the impact of seasonality on the Metal Beverage Packaging division, see “Item 5.—Operating and Financial Review and Prospects”.

The global beverage can industry is a large, consumer-driven industry with attractive growth characteristics. Our end‑use categories include beer, carbonated soft drinks, energy drinks, hard seltzers, juices, pre-mixed cocktails, teas, sparkling waters and wine. Our customers include a wide variety of leading beverage producers, which value our packaging products for their convenience and quality, as well as the end‑user appeal they offer through design, innovation and brand promotion. With our significant invested capital base, supported by consistent levels of re-investment, our extensive technical capabilities and manufacturing know‑how, we believe we are well‑positioned to continue to meet the dynamic needs of our global customers.

Within the $117 billion global metal packaging industry, the metal can packaging market is comprised of beverage cans (50%), food cans (28%), aerosol cans (5%) and other cans (17%), according to a October 2020 report from Smithers Pira, a leading independent market research firm with extensive specialized experience in the packaging, paper and print industries. We compete in the beverage can sector of the consumer metal packaging industry. We estimate the beverage can sector revenues to be approximately $33 billion based on sales as of 2019 with more than 360 billion beverage cans produced globally. Because the consumer metal beverage packaging industry primarily supplies packaging for food, beverage and other basic needs, it is considered to be a relatively stable market sector that is less sensitive to economic cycles than many other industries.

Manufacturing and Production

As of December 31, 2020, we operated 23 production facilities in 9 countries and had approximately 4,900 employees. Our plants are currently located in 7 European countries, as well as in Brazil and the United States.

The following table summarizes Metal Beverage Packaging’s principal production facilities as of December 31, 2020.

Location	Number of Production Facilities
United States (2)	8
Germany	4
Brazil	3
United Kingdom	3
Other European countries(1)	5
23

(1)	One facility in each of Austria, France, The Netherlands, Poland and Spain.
(2)	In December 2020, we acquired a facility in Huron, Ohio, which is under development but not yet in operation. This facility is not reflected in the number of production facilities above.

Ardagh Group S.A.

Industry Overview

We operate in the beverage can segment of the consumer metal packaging industry.

The beverage can sector is growing in each of Europe, North America and Brazil. In each of these markets demand for metal beverage cans has accelerated in recent years, principally driven by new beverage product innovations, increased awareness by consumers of sustainability and, notably in Brazil pack mix shifts.. In addition, the convenience of filling, transporting and stocking beverage cans, compared with alternative substrates are believed to be contributing to this growth. Growth in unit volumes of specialty beverage cans has exceeded growth in standard beverage cans, thereby increasing specialty can penetration, a trend that is expected to continue.

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

Customers

We operate production facilities in Europe, the United States and Brazil, and we sell metal beverage cans to multinational, regional and national customers in these regions. We supply leading manufacturers in each of the markets we serve, including AB InBev, Britvic, Coca-Cola, Diageo, Heineken, Mark Anthony Brands, Monster Beverage, National Beverage Company, PepsiCo and Grupo Petrópolis, among others.

The top ten Ardagh Metal Packaging customers represented approximately 64% of our revenue in 2020. We estimate that over 80% of our revenue is backed by multi-year supply agreements, ranging from two to seven years in duration. These contracts generally provide for the pass-through of metal price fluctuations and, in most cases, most of variable cost movements, while others have tolling arrangements whereby customers arrange for the procurement of metal themselves. In addition, within multi-year relationships, both parties can work together to streamline the product, service and supply process, leading to significant cost reductions and improvements in product and service, with benefits arising to both parties. Wherever possible, we seek to enter into multi-year supply agreements with our customers. In other cases, sales are made under commercial supply agreements, typically of one-year’s duration, with prices based on expected purchase volumes.

Competitors

Our principal competitors in metal beverage packaging include Ball Corporation, Crown Holdings, and Can Pack.

Raw Materials and Suppliers

The principal raw materials used in Metal Beverage Packaging are aluminum, steel, coatings and lining compounds. Over 95% of our metal raw material spend in 2020 related to aluminum. Our major aluminum suppliers include Constellium, Hydro, Novelis and Tri-Arrows.

We continuously seek to minimize the price of raw materials and reduce exposure to price movements in a number of ways, including the following:

●	harnessing the scale of our global metal purchasing requirements, to achieve better raw materials pricing;

Ardagh Group S.A.

●	entering into variable-priced pass-through contracts with customers, whereby selling prices are indexed to the price of the underlying raw materials;
●	maintaining the focus on metal content reduction;
●	continuing the process of reducing spoilage and waste in manufacturing;
●	rationalizing the number of both specifications and suppliers; and
●	hedging the price of aluminum ingot and the related euro/U.S. dollar exposure.

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

Distribution

We use various freight and haulage contractors to make deliveries to customer sites or warehousing facilities. In some cases, customers make their own delivery arrangements and therefore may purchase from us on an ex-works basis. Warehousing facilities are primarily situated at our manufacturing facilities; however, in some regions, networks of externally-rented warehouses at strategic third-party locations, close to major customers’ filling operations are used.

Innovation, Research and Development

The majority of Metal Beverage Packaging’s innovation, development and engineering activities are primarily concentrated at our regional technical center in Elk Grove, Illinois and at our research facility in Bonn, Germany. These centers focus on identifying and serving the existing and potential needs of customers, including the achievement of cost reductions, particularly metal content reduction, and meeting new and anticipated legislative requirements, as well as providing technology, engineering and support services to our product facilities and customers.

Metal Beverage Packaging currently holds and maintains a number of patent families, filed in several jurisdictions and covering a range of different products.

Glass Packaging

We manufacture both proprietary and non-proprietary glass containers for a variety of end-use categories, mainly beverage and food. Our proprietary products are customized to the exact specifications of our customers and play an important role in their branding strategies. Our non-proprietary products deliver consistent performance and product differentiation through value-added decoration, including embossing, coating, printing and pressure-sensitive labeling. Our product offerings and continuing focus on operational excellence have enabled us to meet and exceed our customers’ requirements and consistently generate margins in Glass Packaging that compare well with other large competitors in the sector.

Glass Packaging revenues represented 49% of our total revenues in 2020. Revenues and Adjusted EBITDA for Glass Packaging were $3,280 million and $610 million, respectively. For a discussion of the impact of seasonality on the Glass Packaging division, see “Item 5.—Operating and Financial Review Prospects”.

We believe we are the #1 supplier of glass packaging in Northern Europe by market share and the #3 supplier in Europe overall by market share, as well as the #2 supplier in the U.S. market by market share.

Ardagh Group S.A.

Products and Services

In addition to the manufacturing of proprietary and non-proprietary glass containers, Glass Packaging includes our glass engineering business, Heye International, which designs and supplies glass packaging machinery and spare parts for existing glass packaging machinery. We also provide technical assistance to third-party users of our equipment and licensees of our technology. For the 2020 fiscal year, these activities represented approximately 2% of Glass Packaging’s revenues.

Manufacturing and Production

As of December 31, 2020, we operated 33 glass plants with 68 glass furnaces and had approximately 11,500 employees. We have glass manufacturing facilities in Denmark, Germany, Italy, the Netherlands, Poland, Sweden, the United Kingdom and the United States. We believe that our facilities are well maintained and that we generally have sufficient capacity to satisfy current and expected demand. We own all of our manufacturing facilities, some of which are subject to finance leases or similar financial arrangements. Certain of our warehousing facilities are leased from third parties.

The following table summarizes Glass Packaging’s principal production facilities as of December 31, 2020.

Location	Number of Production Facilities
United States	13
Germany	8
Netherlands	2
Poland	3
United Kingdom	4
Other European countries(1)	3
33

(1)	Denmark, Italy and Sweden.

Industry Overview

Glass packaging is utilized in a wide range of end-use categories in the beverage and food market, as well as in applications such as pharmaceuticals, cosmetics and personal care. We principally operate in the beverage and food end-use categories and benefit from the premium appeal of glass packaging to spirits, craft beer, wine and other brand owners, as higher levels of design and differentiation support end-user brand perception and loyalty.

We believe the purchasing decisions of retail consumers are significantly influenced by packaging. Consumer product manufacturers and marketers are increasingly using packaging as a means to position their products in the market and differentiate them on retailers’ shelves. The development and production of premium, specialized packaging products with a combination of value-added features requires a higher level of design capabilities, manufacturing and process know-how and quality control than for more standardized products. The glass packaging industry has continued to produce advances in light-weighting technology and energy efficiency over many years, delivering supply chain benefits, as well as reducing raw material and energy usage in the manufacturing process, thereby increasing the appeal to end-users, who are increasingly focused on sustainability.

Customers

In certain end-use categories, such as beer, wine, spirits and non-alcoholic beverages, revenues are relatively concentrated among key customers with whom we have strong, long-term relationships, mirroring the recent consolidation in these end-use categories. Our top ten customers in Glass Packaging accounted for 38% of total glass revenues in 2020.

Ardagh Group S.A.

Some of our largest and longest-standing customers include AB InBev, Bacardi, Carlsberg, Coca-Cola, Constellation Brands, Diageo, Heineken, J.M. Smucker, The Kraft Heinz Company, PepsiCo, Pernod Ricard, Sazerac, and Treehouse Foods.

Glass packaging revenues are made pursuant to multi-year supply arrangements, a majority of which allow us to recover input cost inflation on some or all of our cost base. Our remaining revenues are subject to shorter arrangements, largely annual, which have provided, and which we expect will continue to provide, the basis for long-term partnership with our customers. These customer arrangements are typically renegotiated annually (in terms of price and expected volume) and typically we have been able to recover the majority of input cost inflation which has impacted our cost base, as demonstrated by the generally consistent margins we have generated in the past, despite occasional volatility in certain input costs such as energy and freight and logistics costs.

Competitors

Our principal competitors in glass packaging include Anchor Glass and O-I Glass in North America and O-I Glass, Verallia and Vidrala in Europe.

Energy, Raw Materials and Suppliers

We use natural gas, electricity, oil and oxygen to fuel our furnaces. We have developed substantial backup systems, which protect our operations in the case of an interruption of our primary energy sources. We have multiple energy suppliers in both Europe and the United States, with contractual pricing arrangements typically linked to the relevant market index. We seek to mitigate the inherent risk in energy price fluctuations through a combination of contractual customer pass-through agreements, fixed-price procurement contracts, index tracking procurement contracts and hedging.

We have developed an active hedging strategy. In Europe, we typically hedge in small tranches and our policy is to hedge approximately 70% of our energy requirements before the beginning of the following year. In North America, customer contracts are almost exclusively multi-year and provide for the pass-through of movements in energy costs. Consequently, in North America our purchasing strategy for energy mirrors our customer contracts.

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

Distribution

We use various freight and haulage contractors to make deliveries to customer sites or warehousing facilities. In some cases, customers make their own delivery arrangements and therefore may purchase from us on an ex-works basis. Warehousing facilities are primarily situated at our manufacturing facilities; however, in some regions, we use networks of externally-rented warehouses at strategic third-party locations, close to major customers’ filling operations.

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

We support an innovation, development and design effort, particularly at Heye International, which we believe is important to our ability to compete effectively. We are a member of glass research associations and other organizations that are engaged in initiatives aimed at improving the manufacturing processes and the quality and design of products, while continuing to meet our environmental responsibilities. In addition, we have three glass engineering facilities in

Ardagh Group S.A.

Europe and the United States and we operate one of the largest in-house decoration facilities in the European glass packaging industry.

Trivium Joint Venture

We hold a stake of approximately 42% in Trivium. Trivium is a leading supplier of innovative, value-added, infinitely-recyclable metal packaging solutions with revenues of approximately $2.7 billion. Its products principally comprise metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, including food, seafood, pet food and nutrition, as well as beauty and personal care. Trivium’s serves over 1,300 customers across more than 70 countries, comprised of multi-national companies, large national and regional companies and small local businesses. In its target regions of Europe, North America and South America, its customers include a wide variety of consumer packaged goods companies, which own some of the best-known brands in the world. Trivium has 53 facilities, located in 20 countries, and has approximately 7,700 employees.

In connection with the formation of Trivium, Ardagh entered into a shareholders agreement with Element Holdings II L.P., an entity controlled by Ontario Teachers’ Pension Plan Board, (the “JV Partner”) and Trivium (the “Trivium Shareholders Agreement”), containing provisions relating to the governance of Trivium, including (i) the formation of a nine person supervisory board (including up to five members to be designated or nominated by the JV Partner and up to four members to be designated or nominated by Ardagh) and (ii) the formation of a management board. The Trivium Shareholders Agreement reserves certain matters that require the approval of shareholders holding shares constituting at least 70% of the then-outstanding shares of Trivium, including its annual budget and five year business plan, material acquisitions or dispositions, mergers, demergers or consolidations, issuances or repurchases of its shares, incurrence of indebtedness over a certain amount, incurrence of unbudgeted capital expenditure (over a certain limit), related party transactions, distributions or dividends, the adoption of a management incentive plan, or a change in accounting policies, the adoption of the audited financial statements or the appointment or termination of members of the senior management team.

The Trivium Shareholders Agreement contains a non-competition covenant providing that the JV Partner and Ardagh will not, directly or indirectly, engage in the development, manufacture, marketing or sale of metal food or specialty cans (including aerosol cans), in each case as developed, manufactured, marketed or sold by Trivium as of the date of the Trivium Shareholders Agreement), with certain limited exceptions; provided, that Ardagh is permitted to develop, manufacture, market or sell containers for the beverage market, including aluminum bottles.

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

The principal environmental issues we face include the environmental impact of the disposal of water used in our production processes, generation and disposal of waste, the receiving, use and storage of hazardous and non hazardous materials, the potential contamination and subsequent remediation of land, surface water and groundwater arising from our operations and the impact on air quality through gas and particle emissions, including the emission of greenhouse gases.

Ardagh Group S.A.

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

Our EU glass production facilities are also regulated under the EU Emissions Trading Scheme, now in its fourth phase, which runs to December 31, 2030. Under this regime, the European Commission sets emission caps for greenhouse gases for all installations covered by the scheme, which are then implemented by the EU member states. Installations that emit less than their greenhouse gas emission cap can sell emission allowances on the open market and installations that exceed their emission cap are required to buy emission allowances, the cost of which has increased in recent years and may increase further in the future, and are penalized if they are unable to surrender the required amount of allowances at the end of each trading year. California has enacted a similar greenhouse gas reduction scheme that works on a cap and trade basis and that applies to our manufacturing operations in the state, requiring us to purchase offsets against our greenhouse gas emissions. Other states where we have operations, such as Washington, are expected to implement similar programs. In addition, the EPA has also begun to regulate certain greenhouse gas emissions under the Clean Air Act.

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

Our U.S. operations are also subject to stringent and complex U.S. federal, state and local laws and regulations relating to environmental protection, including the discharge of materials into the environment, health and safety and product safety including, but not limited to: the U.S. federal Clean Air Act, the U.S. federal Water Pollution Control Act of 1972, the U.S. federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”). These laws and regulations may, among other things (i) require obtaining permits to conduct industrial operations; (ii) restrict the types and quantities and concentration of various substances that can be released into the environment; (iii) result in the suspension or revocation of necessary permits, licenses and authorizations; (iv) require that additional pollution controls be installed and (v) require remedial measures to mitigate pollution from former and ongoing operations, including related natural resource damages. Specifically, certain U.S. environmental laws, such as CERCLA, or Superfund, and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for the investigation and remediation of releases or the disposal of regulated materials into the environment including soil and groundwater, as well as for damages to natural resources.

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

A wider roll out of packaging deposit return systems (DRS) in Europe, such as that proposed in Scotland from July 2022, can lead to cost increases for collection and recycling of glass containers and beverage cans and therefore potentially have impacts on the packaging material mix at retailers.

Many beverages and containers, particularly new product innovations and unique alcohol beverage products, are not clearly defined in U.S. and Canadian deposit laws. The text of some U.S. and Canadian deposit laws expressly exempts certain beverages or containers from application of the deposit laws. In many states, certain common beverage categories are simply not found in the text of the deposit law. Local agencies provide final decisions on the application of deposit laws. Many states are defining their own beverage categories with local agencies providing final decisions on the application of deposit laws.

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

C.	Organizational structure

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2020.

Country of
Company	incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Beverage Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage France SAS	France	Metal Beverage Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Glass Italy S.r.l.	Italy	Glass Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Beverage Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Beverage Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Beverage Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Beverage Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Glass Packaging USA Inc. *	United States	Glass Packaging

* Ardagh Glass Packaging Inc. is the Group’s subsidiary which is acquiring the Longhorn glass manufacturing facility located in Houston, Texas. The transaction is subject to regulatory approval and is expected to complete in the first quarter of 2021.

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

Not Applicable

Ardagh Group S.A.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the audited consolidated financial statements of Ardagh Group S.A. for the three-year period ended December 31, 2020, including the related notes thereto, included elsewhere in this annual report. The following discussion should also be read in conjunction with “Selected Financial Information”. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

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

Business Drivers

The main factors affecting our results of operations for Metal Beverage Packaging and Glass Packaging are: (i) global economic trends, end-consumer demand for our products and production capacity of our manufacturing facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum, steel, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

COVID-19

The COVID-19 global pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways including as a result of the impact of reduced global economic activity which resulted in lower demand for some of our customers’ products and, therefore, certain of the products we manufacture.

During the year ended December 31, 2020 our Glass business, in particular, was affected, and experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales. The impact was particularly evident in the second quarter of the year. Gradual relaxation of governmental measures to prevent the spread of the virus, in the second half of the year ended December 31, 2020 resulted in a sequential improvement in customer demand for our Glass packaging products.

COVID-19 may continue to have an adverse affect on our business and operations, including potential disruptions to our supply chain and workforce.  Although our production has not been significantly impacted to date, our plants may be required to curtail or cease production in order to respond to any future measures which may arise in order to prevent the spread of COVID-19.  In addition, the pandemic may in the future impact on capital markets which could impact our cost of borrowing. During the year ended December 31, 2020, incremental COVID-19 related direct costs of $30 million, including safety and cleaning costs, were incurred throughout the Group.

The ultimate significance of the disruptions arising as a result of COVID-19, including the extent of their adverse impact on our financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that we serve and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs and the related impact on macroeconomic activity and consumer behavior.

Ardagh Group S.A.

As a result of the specific risks and challenges posed by the COVID-19 pandemic, management has continually reviewed the effectiveness of the internal controls over financial reporting.  Measures have been taken to address specific risks and challenges arising from the move to remote working. No material changes to our control environment were required. We have implemented enhancements to some existing controls, including those for our payments process and we continue to focus on digital security.

Metal Beverage Packaging

Metal Beverage Packaging generates its revenue from supplying metal can packaging to the beverage end use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

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

In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. Recent years have also seen an increase in the imports of empty glass containers into the United States. In response, the Group reduced production capacity in its Glass Packaging North America division by over 10%, in the period 2018-2019. The Group is pursuing growth opportunities in stronger performing end-markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end-markets. Investments in advanced inspection equipment and automation have also been undertaken, and continue to be undertaken, in order to enhance quality and productivity.

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

Ardagh Group S.A.

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

Recent Acquisitions, Divestments and Developments

Divestment of Food & Specialty Metal Packaging

On October 31, 2019, the Group completed the combination of its Food & Specialty Metal Packaging business, operating as part of the Metal Packaging Europe and Metal Packaging Americas segments, with the business of Exal, to form Trivium, a global leader in metal packaging. As a result of the completion of the transaction, the Food & Specialty Metal Packaging business was reported as a discontinued operation in 2019. As consideration, Ardagh received a stake of approximately 42% in Trivium and $2.6 billion in cash proceeds. See, “Item 4. Information on the Company-History and development of the company.”

Combination of Ardagh Metal Packaging with Gores Holdings V

On February 22, 2021, the Group entered into the Business Combination Agreement with GHV, under which GHV will combine with the AMP business that will be held by Ardagh Metal Packaging to create an independent, pure-play beverage can business. Ardagh Metal Packaging also announced its intention to apply to list its shares on the NYSE.

Ardagh Metal Packaging will hold Ardagh’s metal packaging business, which is a leading supplier of beverage cans globally, with a focus on Europe, North America and Brazil. Headquartered, in Luxembourg, the business supplies sustainable and infinitely-recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020. Ardagh Metal Packaging will be a global leader in the supply of sustainable and infinitely-recyclable beverage cans that has a leading presence in the Americas and Europe and is the second-largest beverage can producer in Europe and the third-largest in North America and Brazil.

Additional investors have committed to participate in the proposed business combination by purchasing 60 million shares of Ardagh Metal Packaging for an aggregate purchase price of $600 million in a private placement at $10.00. In connection with the transactions, Ardagh Metal Packaging priced on February 26, 2021 an upsized green bond offering of $2.8 billion. Assuming no share redemptions by the public stockholders of GHV, approximately $525 million in cash held in GHV’s trust account, together with the $600 million in private placement proceeds and approximately $2.3 billion of the new debt raised by Ardagh Metal Packaging, will be used to pay up to $3.4 billion in cash to Ardagh, as well as to pay transaction expenses and for general corporate purposes. Upon closing of the transactions, assuming no redemptions by GHV’s public stockholders, Ardagh will retain an equity interest in the Company of approximately 80%, the investors in the private placement will hold approximately 10% and GHV’s stockholders and its sponsor will hold approximately 10%. Ardagh intends to remain a committed, long-term majority shareholder of Ardagh Metal Packaging. The cash proceeds from the transactions will be used to reduce net debt at Ardagh.

Ardagh Group S.A.

The proposed business combination, which has been unanimously approved by the boards of directors of both Ardagh and GHV, is expected to close in the second quarter of 2021, subject to receipt of GHV stockholder approval, approval of Ardagh Metal Packaging’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions and the satisfaction or waiver of other customary closing conditions.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by the IASB. A summary of significant accounting policies is contained in Note 2 to our audited consolidated financial statements for the three years ended December 31, 2020. In applying accounting principles, we make assumptions, estimates and judgments which are often subjective and may be affected by changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

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

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of CGUs that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Ardagh Group S.A.

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

Value-in-use

The Group used the value-in-use (“VIU”) model for the purposes of the goodwill impairment testing, as this reflects the Group’s intention to hold and operate the assets. However, if an impairment indicator exists for a CGU, the Group uses the fair value less costs of disposal (“FVLCD”) model in order to establish the recoverable amount being the higher of the VIU model and the FVLCD model when compared to the carrying value of the CGU.

The VIU model used the 2021 budget approved by the Board and a three year forecast for 2022 to 2024 (2019 two-year forecast period). The budget and forecast results were then extended for a further one year period (2019: two-year period) making certain assumptions, including the profile between long-term depreciation and capital expenditure in addition to the how changes in input cost will impact customer pricing, in line with historic practice and contractual terms.

The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The terminal value is estimated based on capitalizing the year 5 cash flows in perpetuity. The range of growth rates applied by management in respect of the terminal values applicable to all groups of CGU’s were 1.0 - 1.5% (2019: 1.0 - 1.5%).

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

The discount rates used ranged from 5.1% - 7.9% (2019: 5.1% - 8.5%). These rates are pre-tax. These assumptions have been used for the analysis for each group of CGUs. Management determined budgeted cash flows based on past performance and its expectations for the market development.

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

Ardagh Group S.A.

Fair value less costs of disposal

Management has determined the recoverable amount of the Glass Packaging North America CGU by assessing the fair value less cost of disposal (FVLCD) of the underlying assets using a market approach, on the basis that this gave a higher recoverable amount than an assessment based on Value in Use. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation.

The key assumptions applied in the FVLCD calculation for the Glass Packaging North America CGU are, by their nature, subjective and include, FY21 projected revenue volumes, cost savings and the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective. The market participant projected adjusted EBITDA was then multiplied by a multiple of 6.5x, based on comparable companies and also based on market transactions, which was then adjusted for selling costs. The recoverable amount was then compared to the carrying value of the Glass Packaging North America CGU, resulting in an excess of the recoverable amount on the carrying value goodwill allocated to Glass Packaging North America in the year ended December 31, 2020.

A sensitivity analysis was performed on the FVLCD calculation by increasing and decreasing the market participant projected adjusted EBITDA by 5% and also, the multiple which was applied to the market participant projected adjusted EBITDA by 25 basis points respectively. The results of the sensitivity analysis did not result in an impairment charge.

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

Measurement of employee benefit obligations

The Group follows the guidance of IAS 19(R) to determine the present value of our obligations to current and past employees in respect of defined benefit pension obligations, other long-term employee benefits and other end of service employee benefits, which are subject to similar fluctuations in value in the long-term. We, with the assistance of a network of professionals, value such liabilities designed to ensure consistency in the quality of the key assumptions underlying the valuations.

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries in which we operate and the different characteristics of the respective plans including the length of duration of liabilities.

The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	2.75	2.90
Rates of increase in salaries	3.00	3.00	2.50	2.50	2.25	2.00
Discount rates	2.55	3.40	0.84 - 1.08	1.20 - 1.48	1.45 - 1.50	2.10 - 2.15

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience.

Ardagh Group S.A.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	21	22	22	20	21
Life expectancy, future pensioners	23	23	25	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $204 million (2019: $186 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $182 million (2019: $166 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $65 million (2019: $56 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $68 million (2019: $63 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $67 million (2019: $61 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $71 million (2019: $69 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $80 million at December 31, 2020 (2019: $68 million), holding all other assumptions constant.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Lease term upon adoption of IFRS 16

Upon adoption of IFRS 16, several lease agreements include renewal and termination options. As part of the recognition of such leases, the Group assessed all facts and circumstances that create an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) were only included in the lease term if the conclusion was that the lease is reasonably certain to be renewed (or not terminated).

Ardagh Group S.A.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2020 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

A.	Operating results

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

	Year ended
	December 31,
	2020	2019

	(in $ millions)
Revenue	6,731	6,660
Cost of sales	(5,698)	(5,597)
Gross profit	1,033	1,063
Sales, general and administration expenses	(381)	(362)
Intangible amortization and impairment	(243)	(233)
Operating profit	409	468
Net finance expense	(338)	(659)
Share of post-tax loss in equity accounted joint venture	(48)	(49)
Profit/(loss) before tax	23	(240)
Income tax charge	(10)	(44)
Profit/(loss) from continuing operations	13	(284)
Profit from discontinued operation	22	1,742
Profit for the year	35	1,458

Revenue

Revenue in the year ended December 31, 2020 increased by $71 million, or 1%, to $6,731 million, compared with $6,660 million in the year ended December 31, 2019. The increase in revenue principally reflected favorable foreign currency translation effects of $27 million and favorable volume/mix effects of $87 million, partly offset by the pass through to customers of lower input costs.

Cost of sales

Cost of sales in the year ended December 31, 2020 increased by $101 million, or 2%, to $5,698 million, compared with $5,597 million in the year ended December 31, 2019. The increase in cost of sales is mainly due to the impact of higher sales as outlined above, unfavorable currency translation effects and higher exceptional cost of sales, partly offset by lower input and other operating costs. Exceptional cost of sales increased by $17 million, mainly reflecting prior year effects of a $37 million pension service credit in Glass Packaging North America, partly offset by a $15 million provision for a court award and related interest and lower start-up related and restructuring costs.  Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the year ended December 31, 2020 decreased by $30 million, or 3%, to $1,033 million, compared with $1,063 million in the year ended December 31, 2019. Gross profit percentage in the year ended December 31, 2020

Ardagh Group S.A.

decreased by 70 basis points to 15.3%, compared with 16.0% in the year ended December 31, 2019. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2020 decreased by 40 basis points to 15.6%, compared with 16.0% in the year ended December 31, 2019.

Sales, general and administration expenses

Sales, general and administration expenses in the year ended December 31, 2020 increased by $19 million, or 5%, to $381 million, compared with $362 million in the year ended December 31, 2019. Excluding exceptional items, sales, general and administration expenses increased by $39 million, or 13%, mainly due to higher operating costs, including direct costs related to COVID-19. Further analysis of the movement in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization and impairment

Intangible amortization and impairment in the year ended December 31, 2020 increased by $10 million, to $243 million, compared with $233 million in the year ended December 31, 2019. The increase was mainly due to an $8 million impairment charge of other intangible assets, primarily software, following a review of the Group’s digital infrastructure.

Operating profit

Operating profit in the year ended December 31, 2020 decreased by $59 million, or 13%, to $409 million compared with $468 million in the year ended December 31, 2019. The decrease in operating profit primarily reflected lower gross profit and higher sales, general and administration expenses.

Net finance expense

Net finance expense in the year ended December 31, 2020 decreased by $321 million, or 49%, to $338 million, compared with $659 million in the year ended December 31, 2019. Net finance expense for the year ended December 31, 2020 and 2019 comprised of the following:

	Year ended
	December 31,
	2020	2019

	(in $ millions)
Interest expense	302	407
Net pension interest cost	14	18
(Gain)/loss on derivative financial instruments	(3)	9
Foreign currency translation (gain)/loss	(42)	27
Other finance income	(7)	(5)
Finance expense before exceptional items	264	456
Exceptional finance expense	74	203
Net finance expense	338	659

Interest expense in the year ended December 31, 2020 decreased by $105 million, or 26%, to $302 million, compared with $407 million in the year ended December 31, 2019. The decrease primarily relates to lower interest expense on the Group’s Senior Secured Notes and Senior Notes, which were reduced in 2019 using proceeds from the disposal of Food & Specialty Metal Packaging business and also reflects the Group’s financing activity in 2020. Further analysis of the Group’s financing activity is set out in the “Supplemental Management Discussion and Analysis” section.

Derivative financial instruments in the year ended December 31, 2020 reflected a gain of $3 million, compared with a loss of $9 million in the year ended December 31, 2019, which related to the Group’s CCIRS.

Foreign currency translation gains in the year ended December 31, 2020 increased by $69 million to $42 million, compared with a loss of $27 million in the year ended December 31, 2019 driven by foreign exchange rate fluctuations, primarily the U.S. dollar and British pound.

Ardagh Group S.A.

Exceptional finance expense of $74 million for the year ended December 31, 2020 primarily related to costs associated with the debt refinancings and related redemption activities during the year, principally comprising applicable redemption premium of $61 million, accelerated amortization of deferred financing costs, and interest charges from the call date to date of redemption. Exceptional finance expense of $203 million for the year ended December 31, 2019 primarily relates to $200 million in costs associated with debt redemption and refinancing activity in August 2019 and November 2019, principally comprising applicable redemption premium of $165 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments.

Share of post–tax loss in equity accounted joint venture

The Group recognized a $48 million share of post-tax loss in its equity accounted joint venture, relating to its approximate 42% investment in Trivium, compared with a $49 million loss in the year ended December 31, 2019.

Income tax charge

Income tax charge in the year ended December 31, 2020 resulted in a tax charge of $10 million, compared with a tax charge of $44 million in the year ended December 31, 2019.

The decrease in income tax charge is primarily attributable to a decrease of $37 million in tax charge in respect of prior years (which includes tax credits relating to the carry back of net operating losses in the United States as a result of the enactment from March 27, 2020 of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act of $15 million, additional tax relief on finance expense, and the availability of tax credits relating to a historic divestment), a decrease of $35 million in tax charge in respect of non-deductible items (relating to non-deductible interest expense in certain jurisdictions), a decrease of $31 million in the tax charge on tax losses for which no deferred income tax was recognized (amounts in the year ended December 31, 2019 related to tax losses incurred in Ireland in respect of exceptional finance expense, in addition to the carry-forward of interest expense in certain jurisdictions), a decrease of $6 million in tax charge in respect of income subject to state and other local income taxes and a decrease of $2 million in tax charge in respect of income taxed at rates other than standard tax rates. These decreases were partially offset by an increase in the profit before tax of $264 million (tax effect of $66 million at the standard rate of Luxembourg corporation tax), an increase of $9 million in other tax items and a decrease of $2 million in the tax credit on the re-measurement of deferred taxes.

The effective income tax rate on profit before exceptional items and share of post-tax loss in equity accounted joint venture for the year ended December 31, 2020 was 31% compared with a rate of 63% for the year ended December 31, 2019. The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The profit before exceptional items and share of post-tax loss in equity accounted joint venture for the year ended December 31, 2020 increased by $138 million compared to the year ended December 31, 2019, and together with movements in non-deductible interest expense and the tax credit arising on the enactment of the CARES Act, are the primary drivers of the movement in the effective tax rate.

Profit/(loss) from continuing operations

As a result of the items described above, the profit for the year ended December 31, 2020 increased by $297 million to $13 million, compared with a loss of $284 million in the year ended December 31, 2019.

Profit from discontinued operation

Profit from discontinued operation of $22 million in the year ended December 31, 2020 primarily relates to a gain arising from the remeasurement of the consideration for the disposal of Food & Specialty Metal Packaging business. Profit from discontinued operation of $1,742 million in the year ended December 31, 2019 reflected the gain recognized on the disposal of the Food & Specialty Metal Packaging business.

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

Revenue

Revenue in the year ended December 31, 2019 decreased by $16 million to $6,660 million, compared with $6,676 million in the year ended December 31, 2018. The decrease in revenue principally reflected unfavorable foreign currency translation effects of $173 million, partly offset by favorable volume/mix effects of $149 million and the pass through to customers of higher input costs in selling prices.

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

Gross profit

Gross profit in the year ended December 31, 2019 increased by $118 million, or 12%, to $1,063 million, compared with $945 million in the year ended December 31, 2018. Gross profit percentage in the year ended December 31, 2019 increased by 180 basis points to 16.0%, compared with 14.2% in the year ended December 31, 2018. Excluding exceptional cost of sales, gross profit percentage in the year ended December 31, 2019 increased by 20 basis points to 16.0%, compared with 15.8% in the year ended December 31, 2018.

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

Net finance expense

Net finance expense in the year ended December 31, 2019 increased by $180 million, or 38%, to $659 million, compared with $479 million in the year ended December 31, 2018. Net finance expense for the year ended December 31, 2019 and 2018 comprised of the following:

	Year ended
	December 31,
	2019	2018

	(in $ millions)
Interest expense	407	443
Net pension interest cost	18	16
Loss/(gain) on derivative financial instruments	9	(10)
Foreign currency translation losses	27	8
Other finance income	(5)	—
Finance expense before exceptional items	456	457
Exceptional finance expense	203	22
Net finance expense from continuing operations	659	479

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

Exceptional finance expense of $203 million for the year ended December 31, 2019 primarily relates to $200 million in costs associated with debt redemption and refinancing activity in August 2019 and November 2019, principally comprising applicable redemption premium of $165 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and a charge related to the termination of derivative financial instruments. Exceptional finance expense was $22 million for the year ended December 31, 2018 and mainly comprised $10 million in costs relating to the redemption in July 2018 of the Group’s $440 million 6.000% Senior Notes due 2021 and $6 million relating to the loss on the termination of the related $440 million U.S. dollar to euro CCIRS.

Ardagh Group S.A.

Share of post–tax loss in equity accounted joint venture

The Group recognized a $49 million share of post-tax loss in its equity accounted joint venture, relating to its approximate 42% investment in Trivium.

Income tax charge

Income tax charge in the year ended December 31, 2019 resulted in a tax charge of $44 million, compared with a tax charge of $18 million in the year ended December 31, 2018. The increase in income tax charge is primarily attributable to an increase of $32 million in the tax charge on tax losses for which no deferred income tax was recognized (relating to tax losses incurred in Ireland in respect of exceptional finance expense, in addition to the carry-forward of interest expense in certain jurisdictions), in addition to a decrease in the loss before tax of $34 million (tax effect of $11 million at the standard rate of Luxembourg corporation tax), an increase of $2 million in tax charge in respect of prior years, and an increase of $2 million in the tax charge relating to income taxed at rates other than the standard rate of Luxembourg corporation tax. These increases were partially offset by a decrease of $10 million in other tax items, a reduction of $7 million in the tax effect of non-deductible items, an increase of $3 million in the tax credit on the remeasurement of deferred taxes and a decrease of $1 million in income subject to state and other local income taxes.

The effective income tax rate on profit before exceptional items and share of post-tax loss in equity accounted joint venture for the year ended December 31, 2019 was 63% compared to an effective income tax rate for the year ended December 31, 2018 of 114%. The effective income tax rate is a function of the profit or loss before tax and the tax charge or credit for the year. The primary drivers impacting the effective tax rate are tax losses for which no deferred income tax was recognized and non-deductible interest expense.

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

Adjusted EBITDA in the year ended December 31, 2020 decreased by $18 million, or 2%, to $1,155 million, compared with $1,173 million in the year ended December 31, 2019.

Adjusted EBITDA in the year ended December 31, 2019 increased by $58 million, or 5%, to $1,173 million, compared with $1,115 million in the year ended December 31, 2018.

Exceptional Items

The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Start-up related costs	7	13	48
Impairment - property, plant and equipment	6	5	5
Past service charge/(credit)	5	(37)	5
Restructuring and other costs	1	6	50
Legal matter	—	15	—
Exceptional items - cost of sales	19	2	108
Transaction-related and other costs	25	51	17
Restructuring and other costs	6	—	—
Exceptional items - SGA expenses	31	51	17
Impairment - other intangible assets	8	—	—
Impairment - goodwill	—	—	186
Exceptional items - impairment of intangible assets	8	—	186
Debt refinancing and settlement costs	74	200	16
Loss on derivative financial instruments	—	3	6
Exceptional items - finance expense	74	203	22
Share of exceptional items in material joint venture	15	39	—
Exceptional items from continuing operations	147	295	333
Exceptional income tax (credit)/charge	(53)	3	(49)
Exceptional items from continuing operations, net of tax	94	298	284
Exceptional items from discontinued operation, net of tax	(22)	(1,527)	13
Total exceptional charge/(credit), net of tax	72	(1,229)	297

Ardagh Group S.A.

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2020

Exceptional items of $72 million have been recognized for the year ending December 31, 2020, primarily comprising:

●	$13 million related to the Group’s capacity realignment and investment programs, including start-up related costs in Metal Beverage Packaging North America ($7 million) and property, plant and equipment impairment charges in Glass Packaging North America ($6 million).
●	$5 million pension costs recognized in Glass Packaging North America following the finalization of amendments to the pension scheme initiated in 2019.
●	$25 million transaction-related and other costs primarily comprised of costs relating to acquisition and other transactions, including professional advisory fees, and other costs related to transformation initiatives.
●	$7 million restructuring and other costs.
●	$8 million impairment of other intangible assets, following a review of the Group’s digital infrastructure and future investment plans.
●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in Note 20, including premium payable on the early redemption of the notes of $61 million, accelerated amortization of deferred finance costs, and interest charges from the call date to date of redemption.
●	$15 million charge from the share of exceptional items in the Trivium joint venture.
●	$53 million from tax credits including $15 million relating to U.S. tax reform and $13 million from debt refinancing and settlement costs incurred in the period as described in Note 6 of the consolidated financial statements.
●	$22 million credit in relation to the disposal of Food & Specialty Metal Packaging business including the finalization of the completion accounts process.

2019

Exceptional items of $1,229 million were recognized for the year ending December 31, 2019, primarily comprising:

●	$15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of a U.S. glass business legal matter.
●	$24 million related to the Group’s capacity realignment programs, including start-up related costs ($13 million), restructuring costs ($6 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).
●	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
●	$51 million transaction-related costs, primarily comprising costs relating to the combination of the Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium.
●	$200 million debt refinancing and settlement costs related to the redemption of notes in August and November 2019 as described in Note 20 of the consolidated financial statements and includes, premium payable on the early redemption of the notes of $165 million, accelerated amortization of deferred finance costs, and include interest

Ardagh Group S.A.

charges from the call date to date of redemption and $3 million exceptional loss on the termination of derivative financial instruments.
●	$39 million charge from the share of exceptional items in the Trivium joint venture.
●	$3 million from tax charge, as described in Note 6 of the consolidated financial statements.
●	$1,527 million from discontinued operation, net of tax, primarily related to the gain, net of directly attributable disposal costs, on the disposal of Food & Specialty Metal Packaging business.

2018

Exceptional items of $297 million were recognized for the year ending December 31, 2018, primarily comprising:

●	$103 million related to the Group’s capacity realignment programs, including start-up related costs ($48 million) restructuring costs ($50 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Beverage Packaging Europe ($24 million), Glass Packaging Europe ($5 million) and a cost reduction in Metal Beverage Packaging Americas ($4 million).
●	$5 million pension service cost recognized in Metal Beverage Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization.
●	$17 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
●	$186 million impairment of goodwill in Glass Packaging North America.
●	$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.
●	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.
●	$49 million from tax credits, as described in Note 6 of the consolidated financial statements.
●	$13 million related to exceptional items from discontinued operation, net of tax.

Ardagh Group S.A.

Segment Information

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

	Year ended
	December 31,
	2020	2019

	(in $ millions)
Revenue
Metal Beverage Packaging Europe	1,599	1,556
Metal Beverage Packaging Americas	1,852	1,816
Glass Packaging Europe	1,640	1,613
Glass Packaging North America	1,640	1,675
Total Revenue	6,731	6,660
Adjusted EBITDA
Metal Beverage Packaging Europe	249	253
Metal Beverage Packaging Americas	296	250
Glass Packaging Europe	369	391
Glass Packaging North America	241	279
Total Adjusted EBITDA	1,155	1,173

Revenue

Metal Beverage Packaging Europe. Revenue increased by $43 million, or 3%, to $1,599 million in the year ended December 31, 2020, compared with $1,556 million in the year ended December 31, 2019. The increase in revenue principally reflects favorable volume/mix effects of 4% and favorable foreign currency translation effects of $10 million, partly offset by the pass through of lower input costs.

Metal Beverage Packaging Americas. Revenue increased by $36 million, or 2%, to $1,852 million in the year ended December 31, 2020, compared with $1,816 million in the year ended December 31, 2019. Revenue growth reflected favorable volume/mix effects of 5%, partly offset by the pass through of lower input costs.

Glass Packaging Europe. Revenue increased by $27 million, or 2%, to $1,640 million in the year ended December 31, 2020, compared with $1,613 million in the year ended December 31, 2019. Excluding favorable foreign currency translation effects of $17 million, revenue increased by $10 million, or 1%,  principally reflected increased selling prices, including related to the pass through of higher inputs costs, partly offset by unfavourable volume/mix effects of 1%, primarily as a result of COVID-19 impacts on demand, principally in the second quarter.

Glass Packaging North America. Revenue decreased by $35 million, or 2%, to $1,640 million in the year ended December 31, 2020, compared with $1,675 million in the year ended December 31, 2019. The decrease in revenue was mainly attributed to unfavorable volume/mix effects of 2%, which includes the impact of COVID-19 on demand, principally in the second quarter.

See Item 5. Operating and Financial Review and Prospects—Business Drivers.

Adjusted EBITDA

Metal Beverage Packaging Europe. Adjusted EBITDA decreased by $4 million, or 2%, to $249 million in the year ended December 31, 2020, compared with $253 million in the year ended December 31, 2019. Excluding favorable foreign currency translation effects of $1 million, the decrease in Adjusted EBITDA reflected the net impact of a prior year pension credit and increased operating costs, partly offset by favorable volume/mix effects and lower input costs.

Ardagh Group S.A.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $46 million, or 18%, to $296 million in the year ended December 31, 2020, compared with $250 million in the year ended December 31, 2019. Adjusted EBITDA growth was mainly driven by favorable volume/mix effects and operating costs savings.

Glass Packaging Europe. Adjusted EBITDA decreased by $22 million, or 6%, to $369 million in the year ended December 31, 2020, compared with $391 million in the year ended December 31, 2019. The decrease mainly reflected unfavorable fixed cost absorption arising as a result of lower production, partly offset by favorable foreign currency translation effects of $5 million selling price increases, productivity gains and operating cost savings.

Glass Packaging North America. Adjusted EBITDA decreased by $38 million, or 14%, to $241 million in the year ended December 31, 2020, compared with $279 million in the year ended December 31, 2019. The decrease in Adjusted EBITDA was driven by unfavorable volume/mix effects and lower production resulting in unfavorable fixed cost absorption and increased other costs.

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

	Year ended
	December 31,
	2019	2018

	(in $ millions)
Revenue
Metal Beverage Packaging Europe	1,556	1,616
Metal Beverage Packaging Americas	1,816	1,742
Glass Packaging Europe	1,613	1,623
Glass Packaging North America	1,675	1,695
Total Revenue	6,660	6,676
Adjusted EBITDA
Metal Beverage Packaging Europe	253	270
Metal Beverage Packaging Americas	250	230
Glass Packaging Europe	391	358
Glass Packaging North America	279	257
Total Adjusted EBITDA	1,173	1,115

Revenue

Metal Beverage Packaging Europe. Revenue decreased by $60 million, or 4%, to $1,556 million in the year ended December 31, 2019, compared with $1,616 million in the year ended December 31, 2018. The decrease in revenue principally reflected unfavorable foreign currency translation effects of $86 million and lower selling prices, partly offset by favorable volume/mix effects of 4%.

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

Glass Packaging North America. Revenue decreased by $20 million, or 1%, to $1,675 million in the year ended December 31, 2019, compared with $1,695 million in the year ended December 31, 2018. The decrease in revenue was mainly attributed to unfavorable volume/mix effects of 3%, partly offset by the pass through of higher input costs

See Item 5. Operating and Financial Review and Prospects—Business Drivers.

Ardagh Group S.A.

Adjusted EBITDA

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

Both our metal beverage packaging and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. Demand for our metal beverage and glass products is typically, based on historical trends, strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and glass packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements as of December 31, 2020.

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	539	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	969	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	546	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	599	07-Dec-22	Revolving	–	–	599
Lease obligations	Various	–		Amortising	–	366	–
Other borrowings/credit lines	Various	–	Rolling	Amortising	–	14	1
Total borrowings / undrawn facilities						6,975	600
Deferred debt issue costs and bond discounts/bond premium						(114)	–
Net borrowings / undrawn facilities						6,861	600
Cash and cash equivalents						(1,267)	1,267
Derivative financial instruments used to hedge foreign currency and interest rate risk						105	–
Net debt / available liquidity						5,699	1,867

On April 8, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025 and on April 9, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the notes were used to redeem in full a $300 million term loan credit facility on April 8, 2020 and for general corporate purposes.

On June 2, 2020, the Group issued $1,000 million 5.250% Senior Notes due 2027. The notes are non-fungible mirror notes to the $800 million 5.250% Senior Notes due 2027, issued in August, 2019. The net proceeds from the issuance of the notes were used to repurchase, by means of a tender and consent offer, approximately $900 million of the $1,700 million 6.000% Senior Notes due 2025, together with applicable redemption premium and accrued interest.

Ardagh Group S.A.

On June 4, 2020, the Group issued $715 million add-on 4.125% Senior Secured Notes due 2026. The notes are an add-on to the $500 million 4.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the $695 million 4.250% Senior Secured Notes due 2022, together with applicable redemption premium and accrued interest.

On June 10, 2020, the Group issued €790 million 2.125% Senior Secured Notes due 2026. The notes are non-fungible mirror notes to the 2.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the €741 million 2.750% Senior Secured Notes due 2024, together with applicable redemption premium and accrued interest.

On October 23, 2020, the Group launched a consent solicitation for consents from holders of the £400m 4.750% Senior Notes due 2027, to approve certain amendments to the Notes indentures. On November 4, 2020, the Group obtained majority consents in connection with this consent solicitation.

Lease obligations at December 31, 2020, of $366 million primarily reflect $86 million of new lease liabilities and $9 million of unfavorable foreign currency movements, partly offset by $93 million of principal repayments in the year ended December 31, 2020.

At December 31, 2020 the Group had $599 million available under the Global Asset Based Loan Facility.

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending December 31, 2021, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

					Minimum net
					repayment for
					the twelve
			Final		months ending
		Local	Maturity	Facility	December 31,
Facility	Currency	Currency	Date	Type	2021
		(in millions)			(in $ millions)
Lease obligations	Various	—		Amortizing	83
Other borrowings/credit lines	Various	—	Rolling	Amortizing	14
					97

The Group believes it has adequate liquidity to satisfy its cash needs for at least the next 12 months. In the year ended December 31, 2020, the continuing operations reported operating profit of $409 million, cash generated from operations of $1,037 million and generated Adjusted EBITDA of $1,155 million.

The Group generates substantial cash flow from our operations and had $1,267  million in cash and cash equivalents and restricted cash as of December 31, 2020, as well as available but undrawn liquidity of $600 million under its credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities and dividend payments for at least the next 12 months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, the Group believes that its long-term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

Cash Flows

The following table sets forth certain information reflecting a summary of our cash flow activity for the three years ended December 31, 2020 set forth below:

	Year ended December 31,
	2020	2019	2018

	(in $ millions)
Operating profit	409	468	205
Depreciation and amortization	688	652	599
Exceptional operating items	58	53	311
Movement in working capital(1)	(31)	105	(9)
Transaction-related, start-up and other exceptional costs paid	(86)	(87)	(92)
Exceptional restructuring paid	(1)	(12)	(23)
Cash generated from continuing operations	1,037	1,179	991
Interest paid	(296)	(417)	(414)
Income tax paid	(49)	(64)	(97)
Net cash from operating activities - continuing operations	692	698	480
Net cash from operating activities - discontinued operation(2)	—	141	375
Net cash from operating activities	692	839	855

Capital expenditure(3)	(543)	(505)	(467)
Other non current asset investing cash flows	(3)	—	—
Investing cash flows used in continuing operations	(546)	(505)	(467)
Proceeds from disposal of discontinued operation, net of cash disposed of	32	2,539	—
Investing cash flows from discontinued operation	—	(107)	(108)
Net cash (used in)/from investing activities	(514)	1,927	(575)

Proceeds from borrowings	4,068	1,806	110
Repayment of borrowings	(3,261)	(4,088)	(442)
Early redemption premium paid	(61)	(165)	(7)
Deferred debt issued costs paid	(39)	(14)	(5)
Lease payments	(93)	(78)	(4)
Dividends paid	(139)	(132)	(132)
Consideration received/(paid) on extinguishment of derivative financial instruments	—	9	(44)
Financing cash flows from/(used in) continuing operations	475	(2,662)	(524)
Financing cash flows from discontinued operation	—	—	3
Net inflow/(outflow) from financing activities	475	(2,662)	(521)

Net increase/(decrease) in cash and cash equivalents	653	104	(241)
Exchange losses on cash and cash equivalents	—	(20)	(13)
Net increase/(decrease) in cash and cash equivalents after exchange losses	653	84	(254)

(1)	Working capital is made up of inventories, trade and other receivables, contract assets, trade and other payables and current provisions.
(2)	Net cash from operating activities - discontinued operation for the year ended December 31, 2019, includes interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million).
(3)	Capital expenditure is the sum of purchase of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Ardagh Group S.A.

Net cash from operating activities – continuing operations

Net cash from operating activities decreased by $6 million from $698 million in the year ended December 31, 2019, to $692 million in the year ended December 31, 2020. The decrease was mainly due to an increase in working capital outflows of $136 million and lower Adjusted EBITDA, as outlined in the “Supplemental Management’s Discussion and Analysis – Key operating measures” section, partly offset by lower interest and tax payments of $296 million and $49 million respectively, and a decrease in exceptional restructuring costs paid of $11 million.

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

Net cash used in investing activities – continuing operations

Net cash used in investing activities increased by $41 million to $546 million in the year ended December 31, 2020, compared with the same period in 2019 due to increased capital expenditure, reflecting capital investment initiatives, including from the Group’s business growth investment program, the timing of projects and furnace rebuild and repair activity. Capital expenditure for the year ended December 31, 2020 includes $217 million on the Group’s Business Growth Investment projects.

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

Net cash from investing activities – discontinued operation

Net cash from investing activities, for the year ended December 31, 2020, of $32 million reflected proceeds arising from the remeasurement of consideration for the disposal of the Food & Specialty Metal Packaging business, net of cash disposed of. Net cash from investing activities, for the year ended December 31, 2019, includes $2,539 million relating to the proceeds from the disposal of the Food & Specialty Metal Packaging business, net of cash disposed of.

Net inflow/(outflow) from financing activities – continuing operations

In the year ended December 31, 2020, net cash from financing activities represented an inflow of $475 million compared with an outflow of $2,662 million in the same period in 2019.

2020 Financing Activity

Proceeds from borrowings of $4,068 million and repayment of borrowings of $3,261 million principally reflected the effects of the refinancing activities during the twelve months ended December 31, 2020, as described in Note 20 of the audited consolidated financial statements. Total associated redemption premium and deferred debt issue costs paid were $61 million and $39 million respectively.

In the year ended December 31, 2020, the Company paid dividends to shareholders of $139 million. Please refer to Note 26 of the audited consolidated financial statements.

Lease payments of $93 million, in the year ended December 31, 2020, increased by $15 million, compared with $78 million in the prior year, primarily reflecting increased principal repayments on the Group’s leasing activities.

Ardagh Group S.A.

2019 Financing Activity

In the year ended December 31, 2019, net cash from financing activities represented an outflow of $2,662 million compared with $524 million in the same period in 2018.

Proceeds from borrowings of $1,806 million and repayment of borrowings of $4,088 million mainly reflected the refinancing and bond redemption activities of the Group during the twelve months ended December 31, 2019, as described in Note 20 of the audited consolidated financial statements. Total associated early redemption premium paid was $165 million and deferred debt issue costs paid were $14 million. Repayment of borrowings also included $100 million related to the Group’s Global Asset Based Loan Facility.

For the year ended December 31, 2019, consideration received on the extinguishment of derivative financial instruments of $9 million reflected the net proceeds of $23 million received on settlement of a number of CCIRS in August 2019, partly offset by $14 million of amounts paid in settlement of the Group’s $200 million U.S. dollar to euro CCIRS in February 2019.

In the year ended December 31, 2019, the Company paid dividends to shareholders of $132 million.

Lease payments in the year ended December 31, 2019 were $78 million and reflected increased principal repayments following the adoption of IFRS 16, effective from January 1, 2019.

Working capital

For the year ended December 31, 2020, the movement in working capital decreased by $136 million to an outflow of $31 million, compared to an inflow of $105 million in December 31, 2019. The decrease in working capital was primarily due to lower cash inflows generated from trade and other payables and trade and other receivables compared to the year ended December 31, 2019, partly offset by favorable movements in inventory resulting in higher cash inflows compared to the year ended December 31, 2019.

For the year ended December 31, 2019, the movement in working capital during the period increased by $114 million to an inflow of $105 million, compared to an outflow of $9 million in December 31, 2018. The increase in working capital was primarily due to favorable cash flows generated from trade and other payables and trade and other receivables, partly offset by unfavorable cash flows generated from inventories.

Exceptional operating costs paid

Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2020 decreased by $1 million to $86 million compared with $87 million in the year ended December 31, 2019. In the year ended December 31, 2020, amounts paid of $86 million primarily comprised of the cash settlement of costs related to the combination in 2019 of the Group’s Food & Specialty Metal Packaging business with the business of Exal to form Trivium, in addition to start-up related costs primarily in Metal Beverage Packaging Americas, related to the Group’s business growth investment program.

Exceptional restructuring costs paid in the year ended December 31, 2020 decreased by $11 million to $1 million compared with $12 million in the year ended December 31, 2019. The decrease is mainly driven by lower restructuring costs compared to the year ended December 31, 2019.

Transaction-related, start-up and other exceptional costs paid in the year ended December 31, 2019 decreased by $5 million to $87 million compared with $92 million in the year ended December 31, 2018. In the year ended December 31, 2019, amounts paid of $87 million primarily related to capacity realignment and start-up related costs paid in Glass Packaging North America, Metal Beverage Packaging Europe and Metal Beverage Packaging Americas, other transaction-related costs paid and settlement of the court award respect of a U.S. glass business legal matter.

Ardagh Group S.A.

Exceptional restructuring costs paid in the year ended December 31, 2019, decreased by $11 million to $12 million compared with $23 million in the year ended December 31, 2018. The decrease was mainly driven by lower restructuring cost in Glass Packaging North America compared to the year ended December 31, 2018.

Income tax paid

Income tax paid during the year ended December 31, 2020 was $49 million, which represents a decrease of $15 million when compared to the year ended December 31, 2019. The decrease is primarily attributable to refunds received in certain jurisdictions.

Income tax paid during the year ended December 31, 2019 was $64 million, which represents a decrease of $33 million when compared to the year ended December 31, 2018. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions, in addition to the phasing of tax incentives in certain jurisdictions.

Capital expenditure

	Year ended
	December 31,
	2020	2019	2018

	(in $ millions)
Metal Beverage Packaging Europe	101	95	103
Metal Beverage Packaging Americas	167	110	79
Glass Packaging Europe	145	163	151
Glass Packaging North America	130	137	134
Capital expenditure	543	505	467

Capital expenditure for the year ended December 31, 2020 increased by $38 million to $543 million, compared to $505 million for the year ended December 31, 2019. The increase was primarily attributable to increased capital expenditure, primarily in Metal Beverage Packaging, partly offset by the timing of projects and furnace rebuild and repair activity in Glass Packaging. For the year ended December 31, 2020, capital expenditure included $217 million related to the Group’s business growth investment program.

In Metal Beverage Packaging Europe, capital expenditure in the year ended December 31, 2020 was $101 million, compared to capital expenditure of $95 million in the same period in 2019 with the increase primarily attributable to business growth investment projects and the timing of projects. In Metal Beverage Packaging Americas capital expenditure in the year ended December 31, 2020 was $167 million compared to capital expenditure of $110 million in the same period in 2019, with the increase primarily attributable to increased capital investment initiatives, in particular from the business growth investment programs and included the acquisition of a large brownfield facility in Huron, Ohio and other expansion projects.

In Glass Packaging Europe, capital expenditure was $145 million in the year ended December 31, 2020, compared to capital expenditure of $163 million in the same period in 2019, with the decrease mainly attributable to the timing of furnace rebuild and repair activity. In Glass Packaging North America, capital expenditure was $130 million in the year ended December 31, 2020, compared to capital expenditure of $137 million in the same period in 2019, also due to the timing of furnace rebuild and repair activity.

Capital expenditure for the year ended December 31, 2019 increased by $38 million to $505 million, compared to $467 million for the year ended December 31, 2018. The increase was primarily attributable to spending of $75 million on short payback projects during 2019.

In Metal Beverage Packaging Europe, capital expenditure in the year ended December 31, 2019 was $95 million, compared to capital expenditure of $103 million in the same period in 2018 with the decrease primarily attributable to the timing of projects. In Metal Beverage Packaging Americas capital expenditure in the year ended December 31, 2019 was $110 million compared to capital expenditure of $79 million in the same period in 2018, with the increase primarily attributable to increased capital investment initiatives.

Ardagh Group S.A.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of $440 million were sold under these programs at December 31, 2020 (December 31, 2019: $473 million).

Trade Payables Processing

Our suppliers have access to independent third party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

F.	Contractual Obligations and Commitments

The following table outlines our principal contractual obligations as of December 31, 2020:

		Less than			More than
	Total	one year	1 – 3 years	3 – 5 years	five years

		(in $ millions)
Long term debt—capital repayment	6,595	—	—	1,526	5,069
Long term debt—interest *	1,623	289	578	510	246
Lease obligations and other borrowings	477	113	136	76	152
Purchase obligations	1,579	1,579	—	—	—
Derivatives	1,749	1,192	557	—	—
Contracted capital commitments	148	148	—	—	—
Total	12,171	3,321	1,271	2,112	5,467

* Long term debt interest is calculated based on the contractual interest rates for the Senior Secured and Senior Notes as described in Note 20 to the consolidated financial statements.

Ardagh Group S.A.

Item 6. Directors, Senior Management and Employees

A.	Directors and Officers

Set forth below is information concerning our directors and officers as of the date of this annual report including their names, ages, positions and current directorship terms (which expire on the date of the relevant year’s annual general meeting of shareholders). For purposes of this Item 6. A, references to the “Group” refer to Ardagh Group S.A.. There are no family relationships among the executive officers or between any executive officer or director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Name	Age	Position	Expiration of current directorship term
Paul Coulson	68	Chairman and Chief Executive Officer	2023
David Matthews	57	Chief Financial Officer and Director	2023
Shaun Murphy	54	Chief Operating Officer and Director	2022
Johan Gorter	61	Chairman Glass North America and Director	2021
Oliver Graham	52	Chief Executive Officer Metal Beverage and Director	2022
Gerald Moloney	63	Director, Executive Committee	2022
Brendan Dowling	73	Director	2022
Houghton Fry	75	Director	2022
Abigail Blunt	59	Independent Non-Executive Director	2023
Yves Elsen	62	Independent Non-Executive Director	2023
The Rt. Hon. the Lord Hammond of Runnymede	65	Independent Non-Executive Director	2021
Damien O’Brien	65	Independent Non-Executive Director	2021
Hermanus Troskie	50	Independent Non-Executive Director	2021
Edward White	73	Independent Non-Executive Director	2023

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

Ardagh Group S.A.

Shaun Murphy

Shaun Murphy was appointed Chief Operating Officer and Director of the Group in 2019. He is Chairman of the Sustainability Committee. Prior to joining Ardagh, he was a partner at KPMG for almost 20 years and completed a six-year term as Managing Partner of KPMG in Ireland in 2019. Mr. Murphy also served as the Lead Director on KPMG’s Global Board from 2015 until 2019. He holds a business degree from University College Dublin and is a Chartered Accountant.

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

Oliver Graham

Oliver Graham is CEO of Ardagh’s Global Metal Beverage business, comprising Europe, North America and South America, a position he has held since January 1, 2020. Before taking up his current role, Mr. Graham was CEO of Metal Beverage Europe with responsibility for Metal Beverage Brazil, as well as being Group Commercial Director. He joined Ardagh in 2016 following the acquisition of the metal beverage business, prior to which he was Group Commercial Director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner. Mr. Graham joined the Board in 2020 and is a member of the Sustainability Committee.

Gerald Moloney

Gerald Moloney has been a director of the Group since 2016, having served for many years on the boards of Yeoman International Group Limited and Yeoman Capital S.A.. He is an executive with the Group since 2018 and is a member of the Executive Committee. He holds a law degree from University College Cork and qualified as a solicitor in 1981. He worked for a period in European law in Brussels and has many years' experience working in the areas of commercial law and commercial litigation. He is a founding partner of the commercial and litigation law firm, G.J. Moloney, with offices in Dublin and Cork, Ireland.

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

Houghton Fry

Houghton Fry qualified as a solicitor in 1967 with William Fry, Solicitors in Dublin, Ireland having obtained an LLB law degree from Trinity College, Dublin University, Ireland. He became a Partner in the firm in 1970 and, in 1986, Chairman and Senior Partner. He specialised in international corporate and financial law and had extensive transaction experience in many different jurisdictions. He retired from legal practice in 2004 and has been a director of the Group since that time.

Ardagh Group S.A.

Abigail Blunt

Abigail Blunt currently serves as Global Head of Government Affairs and Advisor to the Board of The Kraft Heinz Company. Prior to joining Kraft Foods Global, a predecessor to Kraft Heinz, in 2007, Ms Blunt was Senior Director of Federal Government Relations at Altria Corporate Services Inc., which she joined in 2001. Earlier in her career, Ms Blunt gained extensive legislative and political experience as Finance Director of the National Republican Congressional Committee, as Foundation Director with the US Chamber of Commerce and as a legislative aide in the US House of Representatives. She is a member of The Economic Club of Washington. Ms Blunt joined the Board in 2020 as an Independent Director and is a member of the Sustainability Committee.

Yves Elsen

Yves Elsen is CEO and managing partner of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES - Société Européenne des Satellites S.A.. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its Chairman from 2017. Mr. Elsen is Chairman of the board of governors of the University of Luxembourg. Mr. Elsen joined the Board in 2020 as an Independent Director and is a member of the Audit Committee.

The Rt. Hon. the Lord Hammond of Runnymede

The Rt. Hon. the Lord Hammond of Runnymede has had a distinguished career in British politics. A Member of Parliament of the United Kingdom from 1997 to 2019, he held a range of ministerial offices, most recently serving as Chancellor of the Exchequer from 2016 to 2019. Prior to this, he served as Foreign Secretary from 2014 to 2016, as Defence Secretary from 2011 to 2014 and as Transport Secretary from 2010 to 2011. Lord Philip Hammond joined the Board in 2019 as an Independent Director and is a member of the Audit Committee.

Damien O’Brien

Damien O’Brien has served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman from 2010 to 2018. Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe. He is also a member of the boards of IMD Business School in Lausanne, Switzerland, and St. Vincents Health Australia. He joined the Board in 2017 as an Independent Director and is a member of the Audit Committee.

Hermanus Troskie

Hermanus Troskie has been a director of the Group since 2009. Mr. Troskie is the Deputy CEO at Maitland, a global advisory and administration firm. He has extensive experience in the areas of international corporate structuring, cross-border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses. Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001. Mr. Troskie is based in Luxembourg.

Edward White

Edward White has been an Executive Professor of Finance in the Mays Business School at Texas A&M University since 2014. He was formerly a Senior Vice President and the Chief Financial Officer of O-I Glass, Inc. for seven years until his retirement in 2012. During his 38-year career with O-I, he worked in a variety of management roles across finance, manufacturing and marketing. His international experiences included senior management positions as an expatriate in Finland, Poland, France and Switzerland. Mr. White holds a Masters in Business Administration from the University of Hawaii and a Bachelors in Business Administration from Indiana University. He joined the Board in 2017 as an Independent Director and is Chairman of the Audit Committee.

Ardagh Group S.A.

B.	Compensation

Director Compensation

The Company has established a compensation program for our non-employee directors. The non-employee directors’ compensation program will allow each non-employee director the opportunity to elect to receive Class A common shares in lieu of a portion of the annual cash retainer payable to the non-employee director under the program. If a non-employee director elects to receive shares in lieu of a portion of the annual cash retainer, the Company would deliver the shares to the director at the time that the cash payment would otherwise be made to the director.

The aggregate amount of our non-employee directors’ compensation, as approved by the annual general meeting of shareholders for the year 2020, was approximately $1,100,000. We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board of directors and committee meetings. Directors who are employees do not receive any compensation for their services as directors.

Key Management Compensation

The aggregate amount of compensation our key management (including directors) received from the Group for service as key management for the year ended December 31, 2020 was $20 million. An aggregate of approximately $800,000 has been set aside or accrued for the year ended December 31, 2020 to provide pension, retirement or similar benefits to our key management (including directors). See Note 27 to the audited consolidated financial statements included elsewhere in this annual report.

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

Composition of Our Board of Directors

Our board of directors currently consists of 14 members divided into three classes. Our board of directors consists of such number of directors as the general meeting of shareholders may from time to time determine.

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

Ardagh Group S.A.

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

Committees of the Board of Directors

Our board of directors has six standing committees: an executive committee, an audit committee, a compensation committee, a nominating and governance committee, a finance committee and a sustainability committee. The members of each committee are appointed by the board of directors and serve until their successors are elected and qualified, unless they are earlier removed or they resign. Each of the committees’ report to the board of directors as it deems appropriate

Ardagh Group S.A.

and as the board may request. The composition, duties and responsibilities of the six standing committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Executive Committee

The board of directors has established an executive committee that oversees the management of the business and affairs of the Company. Paul Coulson, David Matthews, Shaun Murphy, Gerald Moloney, Oliver Graham and a number of members of the key management of the Group serve on the executive committee as of the date of this annual report, with Paul Coulson serving as the chair of the executive committee.

Audit Committee

Our audit committee consists of Edward White, Yves Elsen, The Rt. Hon. the Lord Hammond of Runnymede  and Damien O’Brien, with Edward White serving as the chair of the audit committee. All of our audit committee members are independent directors, in accordance with NYSE and the SEC requirements for a company listed on the NYSE.

Our audit committee, among other matters, oversees (1) our financial reporting, auditing and internal control activities; (2) the integrity and audits of our financial statements; (3) our compliance with legal and regulatory requirements; (4) the qualifications and independence of our independent auditors; (5) the performance of our internal audit function and independent auditors; and (6) our overall risk exposure and management. Duties of the audit committee include the following:

●	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;
●	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of our independent auditors;
●	review the plans and results of the audit engagement with the independent auditors;
●	evaluate the qualifications, performance and independence of our independent auditors;
●	have authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof and the fees therefor;
●	review the adequacy of our internal accounting controls; and
●	meet at least quarterly with our executive officers, internal audit staff and our independent auditors in separate executive sessions.

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

Ardagh Group S.A.

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

The compensation committee has the sole authority to retain, and terminate, any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. The compensation committee, among other matters:

●	assists our board of directors in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;
●	administers, reviews and makes recommendations to our board of directors regarding our compensation plans;
●	annually reviews and approves our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer’s performance in light of such goals and objectives to sets his or her annual compensation, including salary, bonus and equity and non-equity incentive compensation, subject to approval by our board of directors; and
●	provides oversight of management’s decisions regarding the performance, evaluation and compensation of other officers.

Nominating and Governance Committee

Our nominating and governance committee consists of Paul Coulson, Brendan Dowling and Houghton Fry, with Paul Coulson serving as the chair of the nominating and governance committee. As we are a controlled company under the rules of the NYSE, our nominating and governance committee is not required to be independent, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and governance committee accordingly in order to comply with such rules. The nominating and governance committee, among other matters:

●	selects and recommends to the board of directors nominees for election by the shareholders or appointment by the board;
●	annually reviews with the board of directors the composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity of the board members;
●	makes recommendations on the frequency and structure of board meetings and to monitor the functioning of the committees of the board;
●	develops and recommends to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, reviews such guidelines and recommends changes to our board of directors for approval as necessary; and
●	oversees the annual self-evaluation of our board of directors.

Ardagh Group S.A.

Finance Committee

Our finance committee consists of Paul Coulson, Brendan Dowling, David Matthews and Hermanus Troskie and members of our senior management with Paul Coulson serving as the chair of the finance committee. The finance committee, among other matters,

●	reviews and monitors the capital structure, financial policies and treasury function of the Company and makes recommendations to the board of directors in relation thereto; and
●	reviews and recommends to the board of directors whether to approve financing agreements or arrangements, including plans to issue, incur, amend, repurchase, redeem or repay, as applicable, indebtedness.

Sustainability Committee

The sustainability committee consists of Shaun Murphy, Abigail Blunt, Oliver Graham, David Matthews and John Sadlier (the Group’s Chief Sustainability Officer), with Shaun Murphy serving as the chair of the sustainability committee. The meetings of the sustainability committee will be attended by the CEO’s of Metal Beverage Packaging Europe and Americas and Glass Packaging Europe and North America as well as our Corporate Development and Investor Relations Director, our Chief Procurement Officer, our Chief Risk Officer and our Chief Human Resources Officer. The sustainability committee, among other matters:

●	assists the board of directors in fulfilling its oversight responsibility for the Company’s environmental and social sustainability objectives;
●	makes recommendations to the board of directors relating to environmental and social sustainability matters;
●	develops and oversees the implementation of a sustainability strategy; and
●	advises the board of directors periodically with regard to current and emerging environmental and social sustainability developments

Code of Conduct

Our board of directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the code will be promptly disclosed and posted on our website. The code is publicly available on our website at http://ardaghgroup.com/investors and in print to any shareholder who requests a copy.

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

Ardagh Group S.A.

D.	Employees

As of December 31, 2020, we had approximately 16,400 employees globally. Metal Beverage Packaging had approximately 4,900 employees globally, of which approximately 2,900 were located in Europe, approximately 1,300 were located in the United States and approximately 700 employees were located in Brazil. Glass Packaging had approximately 11,500 employees, of which approximately 6,500 employees were located in Europe, approximately 5,000 employees were located in the United States.

We strive to maintain a safe working environment for all of our employees, with safety in the workplace being a key objective, measured through individual accident reports, detailed follow-up programs and key performance indicator reporting. We believe that our safety record is among the best in the industry.

The health and safety of our 16,400 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of COVID-19. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response. Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including temperature screening and increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

The majority of our employees are members of labor unions or are subject to centrally-negotiated collective agreements. We generally negotiate national contracts with our unions, with variations agreed at the local plant level. Most such labor contracts have a duration of one to two years. Our management believes that, overall, our current relations with our employees are good.

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

E. Share Ownership

Included in Item 7A.

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

The following table sets forth information with respect to the beneficial ownership of our outstanding shares as of December 31, 2020:

	Shares Beneficially Owned
	Class A common shares(i)		Class B common shares		% of Total
Name of Beneficial Owner	Shares	%	Shares	%	Voting Power

ARD Finance S.A.(ii)	—	—	181,826,382	76.9%	82.8%
ARD Group Finance Holdings S.A.(iii)	—	—	35,869,618	15.2%	16.3%
Canyon Capital Advisors, LLC (iv)	2,615,318	14.0%	—	—
Diameter Capital Partners LP (iv)	1,915,259	10.3%	—	—
Private Management Group, Inc. (iv)	1,517,353	8.1%	—	—
Wellington Management Company, LLP (iv)	1,163,328	6.2%	—	—
Fidelity Management & Research Company (iv)	1,129,249	6.0%	—	—
Schroder Investment Management North America, Inc. (iv)	1,058,236	5.7%	—	—
Renaissance Technologies, LLC (iv)	1,054,493	5.6%	—	—
Our directors and key management
Paul Coulson	*	*	—	—	*
David Matthews	*	*	—	—	*
Shaun Murphy	*	*	—	—	*
Johan Gorter	*	*	—	—	*
Oliver Graham	*	*	—	—	*
Gerald Moloney	*	*	—	—	*
Brendan Dowling	*	*	—	—	*
Houghton Fry	*	*	—	—	*
Abigail Blunt	*	*	—	—	*
Yves Elsen	*	*	—	—	*
The Rt. Hon. the Lord Hammond of Runnymede	*	*	—	—	*
Damien O'Brien	*	*	—	—	*
Hermanus Troskie	*	*	—	—	*
Edward White	*	*	—	—	*
Michael Dick	*	*	—	—	*
John Sheehan	*	*	—	—	*
All directors and key management as a group	339,466	1.8%	—	—	*

(i)	Class A common shares represent 7.9% of the Company’s outstanding shares.
(ii)	ARD Finance S.A. is a 100% subsidiary of the Parent Company.
(iii)	ARD Group Finance Holdings S.A. is a 100% subsidiary of the Parent Company.
(iv)	Based on most recent available public filings as of the date of filing this annual report.
*	Represents beneficial ownership of less than one percent or no Class A common shares.

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

Interest on the Toggle Notes is payable entirely in cash, except as set forth below:

If the Cash Available for Debt Service (as defined below) for an interest period:

(i)

is equal to or exceeds 75%, but is less than 100% of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 25% of the then outstanding principal amount of the Toggle Notes by increasing the principal amount of the outstanding Toggle Notes or by issuing additional Toggle Notes in a principal amount equal to such interest (“Parent PIK Interest”);

(ii)

is equal to or exceeds 50%, but is less than 75%, of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 50% of the then-outstanding principal amount of the Toggle Notes as Parent PIK Interest;

(iii)

is equal to or exceeds 25%, but is less than 50%, of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 75% of the then outstanding principal amount of the Toggle Notes as Parent PIK Interest; or

(iv)

is less than 25% of the aggregate amount of cash interest payable, then the Parent Company may, at its option, elect to pay interest on up to 100% of the then-outstanding principal amount of the Toggle Notes as Parent PIK Interest.

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

At any time prior to November 15, 2022, the Parent Company may redeem the Toggle Notes at 100% of their principal amount plus accrued and unpaid interest, if any, and any other amounts payable thereon, to the dates of redemption (excluded), plus the applicable “make-whole” redemption premium. Except as provided under the mandatory redemption provision described below, at any time on or after November 15, 2022, the Parent Company may also redeem all or part of the Dollar Toggle Notes at 103.250% and/or all or part of the Euro Toggle Notes at 102.500%, each with the premium declining after that date.

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

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium in 2019. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision or indemnification liability has been recognized.

With the exception of the above legal matter, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

Dividend Policy

We currently pay and intend to pay a quarterly cash dividend of $0.15 per share on our Class A and Class B common shares. We offer the holders of our Class A or Class B common shares the option to elect to receive dividends in euro.

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

Ardagh Group S.A.

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

In connection with the transaction, as outlined in “Item 5. Operating and Financial Review and Prospects— Supplemental Management’s Discussion and Analysis— Recent Acquisitions, Divestments and Developments” and Note 30 of the Consolidated Financial Statements elsewhere in this annual report, on February 26, 2021, Ardagh Metal Packaging priced an upsized green bond offering of approximately $2.8 billion equivalent, consisting of €450 million 2.000% Senior Secured Notes due 2028, $600 million 3.250% Senior Secured Notes due 2028, €500 million 3.000% Senior Notes due 2029 and $1,050 million 4.000% Senior Notes due 2029.

There have been no other significant changes since the approval date of the financial statements included elsewhere in this annual report.

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

In connection with the Group’s combination of its Food & Specialty Metal Packaging business with the Exal business to form Trivium, the Group entered into a Transaction Agreement with Element Holdings II L.P. (“Element”) and Trivium, dated July 14, 2019, as amended on October 31, 2019, which effected (i) the transfer of the Group’s Food & Specialty Metal Packaging business to Trivium in exchange for approximately $2.6 billion in cash proceeds and an approximately 42% equity interest in Trivium and (ii) the transfer of Element’s Exal business to Trivium in exchange for an approximately 58% equity interest in Trivium. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with an investigation by the European Commission of metal packaging manufacturers. See “Item 8. Financial Information—Legal or arbitration proceedings.” For further information on Trivium, see “Item 4.—Information on the Company—B. Business Overview—Joint Venture”.

On February 22, 2021, the Group entered into the Business Combination Agreement with GHV, under which GHV will combine with the AMP Business that will be held by Ardagh Metal Packaging to create an independent, pure-play beverage can business. Ardagh Metal Packaging also announced its intention to apply to list its shares on the NYSE. For further information on the transaction, see “Item 5. Operating and Financial Review and Prospects— Supplemental Management’s Discussion and Analysis— Recent Acquisitions, Divestments and Developments” and “Item 8B— Significant Events”.

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

Ardagh Group S.A.

are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the United States Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this discussion.

This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to an investor in light of such investor’s particular circumstances, including the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, any U.S. federal tax consequences other than U.S. federal income tax consequences (such as U.S. federal gift or estate tax consequences), or the U.S. federal income tax consequences to investors subject to special treatment (such as banks or other financial institutions; insurance companies; tax-exempt entities; regulated investment companies; real estate investment trusts; investors liable for the alternative minimum tax; U.S. expatriates; dealers in securities or currencies; traders in securities; persons that directly, indirectly or constructively own 10% or more of the Company’s equity interests; investors that will hold the Class A common shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or U.S. Holders whose functional currency is not the U.S. dollar).

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

Ardagh Group S.A.

Holder’s gross income as ordinary income from foreign sources to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the taxable year in which the distribution is actually or constructively received. Generally, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A common shares, and thereafter as capital gain from the disposition of our Class A common shares.

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

Effect of Luxembourg Withholding Taxes

As discussed in “—Material Luxembourg Tax Considerations”, under current Luxembourg Law payments of dividends made on the Class A common shares generally are subject to a 15% Luxembourg withholding tax. This rate is not generally reduced under the U.S.-Luxembourg Treaty. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Luxembourg taxes withheld, and as then having paid over the withheld taxes to the Luxembourg taxing authorities. As a result, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received by the U.S. Holder.

Subject to certain limitations and restrictions, a U.S. Holder may be able to claim a foreign tax credit for U.S. federal income tax purposes with respect to any non-U.S. withholding tax (including any Luxembourg withholding tax) imposed on distributions, so long as the U.S. Holder elects not to take a deduction for any non-U.S. taxes for that taxable year.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of four “baskets,” and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid on the Class A common shares generally will constitute foreign source income in the “passive income” basket, which generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. If a U.S. Holder receives a dividend that qualifies for the special reduced rate normally applicable to long-term capital gains described above under “—Distributions,” the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions)

Ardagh Group S.A.

for non-U.S. withholding taxes, including any Luxembourg withholding taxes, imposed on a dividend if the U.S. Holder has not held the shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date. U.S. Holders are urged to consult their tax advisors.

The rules relating to foreign tax credits and deductions are complex. U.S. Holders should consult their tax advisors concerning the application of these rules in their particular circumstances.

Sale, Exchange or other Taxable Disposition

Subject to the discussion under “—Passive Foreign Investment Company” below, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other taxable disposition of the Class A common shares in an amount equal to the difference, if any, between the amount realized on such sale, exchange or other taxable disposition and its adjusted tax basis in the Class A common shares. The adjusted tax basis in Class A common shares generally will be equal to the cost of such Class A common shares. The capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the Class A common shares for more than one year. In the case of non-corporate U.S. Holders, long-term capital gain is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Any gain or loss recognized by a U.S. Holder on the sale, exchange or other taxable disposition of the Class A common shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Accordingly, if any gain from the sale, exchange or other taxable disposition of the Class A common shares is subject to a non-U.S. tax, U.S. Holders may not be able to obtain a credit or claim a deduction against their U.S. federal income tax liability because the gain generally would not qualify as foreign source income. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits or deductions in connection with non-U.S. taxes imposed on the gain realized upon the sale, exchange or other taxable disposition of the Class A common shares.

See “—Passive Foreign Investment Company” below for a discussion of more adverse rules that will apply to a sale, exchange or other taxable disposition of Class A common shares if the Company is or becomes a PFIC for U.S. federal income tax purposes.

Passive Foreign Investment Company & Surrogate Foreign Corporation Status

The Company believes it was not a PFIC for U.S. federal income tax purposes in the 2020 taxable year and based on the nature of the Company’s business, the projected composition of the Company’s income and the projected composition and estimated fair market values of the Company’s assets, the Company does not expect to be a PFIC for U.S. federal income tax purposes in 2021 or in the foreseeable future. However, the determination of whether the Company is a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC depending on, among other things, changes in the nature of the Company’s business, composition of its assets or income, as well as changes in its market capitalization. Accordingly, no assurance can be given that the Company will not be a PFIC in any given taxable year.

A non-U.S. corporation generally will be a PFIC for U.S. federal tax purposes in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable look-through rules, either:

(i)	at least 75% of its gross income is “passive income”; or
(ii)

at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of Class A common shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income”.

Ardagh Group S.A.

Passive income for this purpose generally includes dividends, interest, royalties, rents and certain gains from commodities (other than commodities sold in an active trade or business) and securities transactions.

The Company believes it was not a surrogate foreign corporation for U.S. federal income tax purposes in the 2020 taxable year and furthermore the Company does not expect to be a surrogate foreign corporation for U.S. federal income tax purposes in 2021 or in the foreseeable future. However, the determination of whether the Company is a surrogate foreign corporation is made on a real-time basis. Accordingly, no assurance can be given that the Company will not be a surrogate foreign corporation in any given taxable year.

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

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A common shares. An election for mark-to-market treatment is available only if the Class A common shares are considered “marketable stock”, which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (such as the NYSE). No assurance can be given that the Class A common shares are considered regularly traded on a qualifying exchange, and therefore considered “marketable stock,” for purposes of the PFIC mark-to-market election. Each U.S. Holder is encouraged to consult its tax advisor as to whether a mark-to-market election is available or desirable in their particular circumstances. The Company does not intend to prepare or provide the information that would enable U.S. Holders to make a “qualified electing fund” election.

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

Ardagh Group S.A.

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

Foreign Financial Asset Reporting

Certain non-corporate U.S. Holders are required to report information with respect to investments in Class A common shares not held through an account with certain financial institutions. U.S. Holders that fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their tax advisors about these and any other reporting obligations arising from their investment in Class A common shares.

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

For purposes of this discussion, a “Luxembourg holder” is any beneficial owner of Class A common shares that for Luxembourg income tax purposes is:

1.	an individual resident of Luxembourg under article 2 of the Luxembourg Income Tax Act, as amended; or
2.	a corporation or other entity taxable as a corporation that is organized under the laws of Luxembourg under article 159 of the Income Tax Act, as amended.

A “non-Luxembourg holder” of Class A common shares is a holder that is not a Luxembourg holder. For purposes of this summary, “holder” or “shareholder” means either a Luxembourg holder or a non-Luxembourg holder or both, as the context may require.

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

Qualifying dividend income, liquidation proceeds and net capital gains on the sale of qualifying investments in subsidiaries generally is exempt from corporate income tax and municipal business tax under Luxembourg’s “participation exemption” rules, which also includes specific anti-hybrid and anti-abuse rules. Based on the Luxembourg participation exemption regime, dividends, liquidation proceeds received by the Company from its qualifying subsidiaries and capital gains from sales by the Company of investments in its qualifying subsidiaries should be exempt from corporate income tax and municipal business tax.

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

Net Wealth Tax

A Luxembourg resident company is subject annually to net wealth tax on its worldwide net wealth up to €500,000,000 at a rate of 0.5%. A reduced rate of 0.05% however applies to the portion of net wealth base which exceeds the amount of €500,000,000. Qualifying investments in subsidiaries generally are exempt from net wealth tax. Consequently, the fair market value of qualifying investments held by the Company should be exempt from net wealth tax. Accordingly, debts relating to the acquisition of exempt participations are not deductible from the net wealth tax basis.

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

Ardagh Group S.A.

Luxembourg Income Tax on Dividends and Similar Distributions

A non-Luxembourg resident holder will not be subject to Luxembourg income taxes on dividend income and similar distributions in respect of Class A common shares in the Company unless such shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non-Luxembourg resident holder. However, dividends and similar distributions are generally subject to Luxembourg withholding tax. We assume the non resident holder is resident in a tax treaty country. We will disregard cases where holders may be residents in a non-tax treaty country.

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

The application of the Luxembourg participation exemption to a Luxembourg resident corporation is not granted if the dividend distributed by taxable companies which are resident in other EU Member States is part of a tax avoidance scheme (general anti-abuse rule) or if such distributions are deductible by the payer located in another EU Member State or outside the EU in certain cases (anti-hybrid rule).

If the conditions with respect to the Luxembourg participation exemption are not met, the aforementioned 50% exemption may also apply to dividends received by a Luxembourg resident corporation.

Luxembourg Wealth Tax

A non-Luxembourg holder will not be subject to Luxembourg wealth taxes unless the holder’s Class A common shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non-Luxembourg holder.

Luxembourg resident individual holders are not subject to Luxembourg wealth tax. A Luxembourg corporate entity holder will be subject to Luxembourg net wealth tax, in respect of the Class A common shares held in the capital of the Company unless such shares form a stake of at least 10% of the total issued share capital of the Company or have a cost price of at least €1,200,000. Accordingly, debts relating to the acquisition of exempt participations are not deductible from the net wealth tax basis.

Luxembourg Capital Gains Tax upon Disposal of Class A Common Shares

A non-Luxembourg holder will be subject to Luxembourg income taxes for capital gains in the following cases:

●	The holder’s Class A common shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non-Luxembourg holder. In such case, the non-Luxembourg
Ardagh Group S.A.

holder is required to recognize capital gains or losses on the sale of such shares, which will be subject to income tax and municipal business tax, unless the participation exemption applies; or
●	At any time within a five-year period prior to the disposal of Class A common shares in the Company, the holder’s shares and those held by close relatives belong to a substantial shareholding of more than 10% (directly or indirectly) of the total issued share capital of the Company and the shares sold have been disposed (or deemed disposed) of within a period of six months following their acquisition or the holder of the above-mentioned shares has been a Luxembourg resident taxpayer for more than 15 years and has become a non-resident taxpayer less than 5 years prior to the disposal of the shares, provided no provisions of a treaty for the avoidance of double taxation can be invoked to override this domestic law result.

For non-Luxembourg individual holders, no taxation should occur in principle in Luxembourg on the sale of Class A common shares where the individual holder is a resident of a tax treaty country.

A Luxembourg resident individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

●	If the Class A common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e. disposed of within six months after acquisition), then any capital gain will be taxed at ordinary income tax rates and subject to dependence insurance contribution levied at a rate of 1.4% (note that a “step up in basis” mechanism could be applicable for holders transferring their residence to Luxembourg); and
●	Provided that the Class A common shares do not represent the assets of a business, and the Luxembourg resident individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate if such shares belong to a substantial participation (i.e., a shareholder representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/registered partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the first €50,000 (€100,000 for jointly taxed couples) in an 11-year period are however tax exempt. In addition, the capital gains would be subject to dependence insurance contribution levied at a rate of 1.4% in presence of Luxembourg resident holders affiliated to the Luxembourg social security.

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

Exemption from Luxembourg Withholding Tax—Distributions to Shareholders

Dividends and similar distributions paid to the Company’s Luxembourg and non-Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake of at least 10% of the total issued and outstanding share capital of the Company or acquired the Company’s Class A common shares for at least €1,200,000; and (2) such qualifying shareholder has either held this qualifying stake in the capital of the Company for an uninterrupted period of at least 12 months at the time of the payment of the dividend. If the minimum 12-month retention period is not met at the distribution date, the tax is first withheld and refunded by the Luxembourg tax authorities once the 12 months retention period is effectively met. However, based on the current practice the Luxembourg tax authorities usually accept to not levy the dividend withholding tax if a commitment to hold the qualifying shareholding for an uninterrupted period of at least 12 months is made. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU member states, qualifying permanent establishments, capital companies resident in Switzerland subject to income tax (without benefiting from an exemption) and share capital companies fully subject to a tax corresponding to Luxembourg corporate income tax (levied on a similar taxable basis compared to what it would be in Luxembourg) that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg. Residents of countries that have concluded a treaty for avoidance of double taxation with Luxembourg might claim application of a reduced rate on or exemption from dividend withholding tax, depending on the terms of the relevant tax treaty.

The application of the dividend withholding tax exemption to taxable companies resident in other EU member states or to their EU permanent establishments is not granted if the income allocated is part of a tax avoidance scheme (general anti-abuse rule).

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

U.S. Holders.  The Luxembourg-U.S. Tax Treaty provides that U.S. residents eligible for benefits under the treaty can seek a refund of the Luxembourg withholding tax on dividends for the portion exceeding 15% in respect of portfolio dividends, i.e., dividends distributed on shareholdings of less than 10% of the total issued share capital of the dividend paying entity. Given that the domestic Luxembourg withholding tax rate is 15%, no further reductions can be obtained in respect of these portfolio dividends received by a U.S. holder.

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

We provide our shareholders with annual reports on Form 20-F containing financial statements audited by our independent auditors within 120 days after the end of each fiscal year. We also issue quarterly earnings press releases as soon as practicable after the end of each quarter and quarterly reports containing interim unaudited financial statements within 60 days after the end of each fiscal quarter. We furnish these earnings press releases and quarterly reports to the SEC on Form 6-K and these are publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

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

At December 31, 2020, the Group’s external borrowings were 89.6% (2019: 88.1%) fixed, with a weighted average interest rate of 4.4% (2019: 4.6%; 2018: 5.4%). The weighted average interest rate for the Group for the year ended December 31, 2020 was 3.9% (2019: 4.0%; 2018: 5.0%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2020 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2019: $11 million).

Currency Exchange Risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to December 31, 2020, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2020 rate would decrease shareholders’ equity by approximately $10 million (2019: $4 million decrease).

Commodity Price Risk

The Group is exposed to changes in prices of our main raw materials, primarily aluminum and energy. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal

Ardagh Group S.A.

Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

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

As a result of the volatility of gas and electricity prices, the Group has either included energy pass through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers and/or banks, where there is no energy clause in the sales contract.

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

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price fixing arrangements is purchased under index tracking contracts or at spot prices. As at December 31, 2020, we have 89% and 61% of our energy risk covered for 2020 and 2021, respectively.

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

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31,

Ardagh Group S.A.

2020, the Group’s ten largest customers accounted for approximately 45% of total revenues (2019: 47%; 2018: 48%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below mentioned forecasts.

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

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

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

Management maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Ardagh Group S.A.’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2020. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2020 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the Exchange Act) as of December 31, 2020. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria.

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

Item 16B. Code of Ethics

Our board of directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on our website. Amendments to the code must be approved by our board of directors and will be promptly disclosed and posted on our website.

The code is publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers have acted as our principal accountants for the years ended December 31, 2020 and December 31, 2019.

The following table summarizes the total amounts for professional fees rendered in those periods:

	Year ended
	December 31,
	2020	2019

	(in $ millions)
Audit services fees	6	8
Audit-related services fees	2	2
Tax services fees	1	1
Total	9	11

Ardagh Group S.A.

Audit Services Fees

Audit services are defined as standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements, to issue an attestation report on internal control required by Section 404 of the Sarbanes-Oxley Act of 2002 and to issue reports on our local financial statements.

Audit-Related Services Fees

Audit-related fees include services such as auditing of non-recurring transactions, reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Tax Services Fees

Tax services relate to the aggregated fees for services on tax compliance.

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the audit committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the audit committee prior to the completion of the audit.

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

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and is a controlled company within the meaning of the NYSE corporate governance standards (pursuant to Section 303A of the NYSE’s Listed Company Manual), entitled to certain limited corporate governance exemptions. Under these NYSE standards, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors;
●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
Ardagh Group S.A.

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

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

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

See the Consolidated Financial Statements from F-1 – F-68.

Ardagh Group S.A.

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Index
1.1	Memorandum and articles of association

2.1	Description of Securities Registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F, filed with the SEC on February 27, 2020)

4.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of Amendment No. 4 to our Registration Statement on Form F-1 filed with the SEC on March 1, 2017)

4.2	Shareholder Agreement (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to our Registration Statement on Form F-1 filed with the SEC on March 1, 2017)

4.3	Indemnification Agreement (incorporated by reference to Exhibit 10.3 of Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on February 23, 2017)

4.4+

Transaction Agreement, dated July 14, 2019, by and among Ardagh Group S.A., Element Holdings II L.P. and Trivium Packaging B.V. (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F, filed with the SEC on February 27, 2020)

4.5

Business Combination Agreement, dated as of February 22, 2021, by and among Gores Holdings V, Inc., Ardagh Metal Packaging S.A., Ardagh Group S.A. and Ardagh MP MergeCo Inc. (incorporated by reference to Exhibit 2.1 to our Form 6-K, filed with the SEC on February 23, 2021).

4.6

Form of Subscription Agreement, dated as of February 22, 2021, by and among Ardagh Metal Packaging S.A., Gores Holdings V and certain investors  (incorporated by reference to Exhibit 10.1 to our Form 6-K, filed with the SEC on February 23, 2021).

4.7

Form of Registration Rights and Lock-Up Agreement to be entered into by and among Ardagh Group S.A., Ardagh Metal Packaging S.A., Gores Holdings V Sponsor LLC and certain persons associated with Gores Holdings V Sponsor LLC  (incorporated by reference to Exhibit 10.2 to our Form 6-K, filed with the SEC on February 23, 2021).

4.8

Form of Warrant Assignment, Assumption and Amendment Agreement to be entered into by and among Ardagh Metal Packaging S.A., Gores Holdings V, Inc. and Continental Stock Transfer & Trust Company, a New York corporation  (incorporated by reference to Exhibit 10.3 to our Form 6-K, filed with the SEC on February 23, 2021).

4.9	Transfer Agreement, dated February 22, 2021, by and between Ardagh Group S.A. and Ardagh Metal Packaging S.A.

8.1	Subsidiaries of Ardagh Group S.A.

12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer

13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

Ardagh Group S.A.

99.1

Credit Agreement dated as of December 17, 2013 among: (i) Ardagh Holdings USA Inc. and Ardagh Packaging Finance S.A. (as Borrowers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) the Subsidiary Guarantors from time to time party thereto; (iv) the Lenders from time to time party thereto; (v) Citibank, N.A. (as Administrative Agent) and (vi) Citibank, N.A., London Branch (as Security Agent) (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 filed with the SEC on November 17, 2016)

99.2

Indenture dated as of January 30, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Packaging Holdings Limited (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); (iv) Citibank, N.A. (as U.S. Paying Agent); and (v) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.8 of Amendment No. 2 to our Registration Statement on Form F-1 filed with the SEC on February 10, 2017)

99.3

Indenture dated as of June 12, 2017 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Deutschland AG (as Registrar) (incorporated by reference to Exhibit 99.4 to our Annual Report on Form 20-F, filed with the SEC on February 27, 2020

99.4

Indenture dated as of August 12, 2019 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar) (incorporated by reference to Exhibit 99.5 to our Annual Report on Form 20-F, filed with the SEC on February 27, 2020)

99.5

Indenture dated as of August 12, 2019 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar) (incorporated by reference to Exhibit 99.6 to our Annual Report on Form 20-F, filed with the SEC on February 27, 2020)

99.6

Indenture dated as of November 20, 2019 among: (i) ARD Finance S.A. (as Issuer); (ii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent, Transfer Agent and Security Agent); and (iii) Citigroup Global Markets Europe AG (as Registrar) (incorporated by reference to Exhibit 99.7 to our Annual Report on Form 20-F, filed with the SEC on February 27, 2020)

99.7

Indenture dated as of April 8, 2020 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar)

99.8

Indenture dated as of June 2, 2020 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar)

99.9

Indenture dated as of June 10, 2020 among: (i) Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (as Issuers); (ii) Ardagh Group S.A. (as Parent Guarantor); (iii) Citibank, N.A., London Branch (as Trustee, Principal Paying Agent and Transfer Agent); and (iv) Citigroup Global Markets Europe AG (as Registrar)

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

Date: March 8, 2021

Ardagh Group S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer

Ardagh Group S.A.

Ardagh Group S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Ardagh Group S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved  our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment for the Glass Packaging North America Cash Generating Unit

As described in Note 2 and Note 9 to the consolidated financial statements, the Company’s consolidated goodwill balance was $1,682 million at December 31, 2020. The goodwill associated with the Glass Packaging North America Cash Generating Unit (“CGU”) was $560 million and the recoverable amount was $86 million in excess of this. The Company performs its impairment test of goodwill annually following approval of the annual budget or whenever indicators suggest that impairment may have occurred. If an impairment indicator exists for a CGU, the Company establishes the recoverable amount being the higher of the value in use (“VIU”) model and fair value less costs of disposal (“FVLCD”) model when compared to the carrying value of the CGU. At December 31, 2020, Management has determined the recoverable amount of the Glass Packaging North America CGU by assessing the FVLCD of the underlying assets using a market approach, on the basis that this gave a higher recoverable amount than an assessment based on Value in Use. Management’s FVLCD calculations for the Glass Packaging North America CGU included significant estimates and assumptions relating to projected revenue volumes, cost savings and the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective. The market participant projected adjusted EBITDA was then multiplied by a multiple based on comparable companies.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment for the Glass Packaging North America CGU is a critical audit matter are first, that there was significant judgment exercised by management when developing the recoverable amount of the CGU and second, the limited excess of recoverable amount in the impairment model. This in turn led to a high degree of auditor judgment, subjectivity, and

Ardagh Group S.A.

effort in performing procedures to evaluate management’s FVLCD calculations and significant assumptions, including projected revenue volumes, cost savings, the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective, and the EBITDA multiple used in the impairment test. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over management’s budgeting process used in the valuation of the Glass Packaging North America CGU and over the FVLCD model. These procedures also included, among others, testing management’s process for developing the recoverable amount; testing the completeness, accuracy, and relevance of the model,the underlying data used in the calculations and management’s disclosures; and evaluating the significant estimates used by management, including the projected revenue volumes, cost savings, the effects of future restructuring as part of estimating the projected adjusted EBITDA from a market participant’s perspective, and the EBITDA multiple applied in the impairment calculation. Evaluating management’s estimates involved (i) performing a retrospective comparison of forecasted results to actual past performance, (ii) comparing significant estimates to external market and industry data, and (iii) assessing whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the EBITDA multiple.

/s/PricewaterhouseCoopers

Dublin, Ireland

February 24, 2021

We have served as the Company’s auditor since at least 1968, which includes periods before the Company became subject to SEC reporting requirements in 2017. We have not been able to determine the specific year we began serving as auditor of the Company or its predecessors.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2020			Year ended December 31, 2019			Year ended December 31, 2018
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	Items	Total	items	Items	Total	items	Items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
			Note 4			Note 4			Note 4
Revenue	3	6,731	—	6,731	6,660	—	6,660	6,676	—	6,676
Cost of sales		(5,679)	(19)	(5,698)	(5,595)	(2)	(5,597)	(5,623)	(108)	(5,731)
Gross profit		1,052	(19)	1,033	1,065	(2)	1,063	1,053	(108)	945
Sales, general and administration expenses		(350)	(31)	(381)	(311)	(51)	(362)	(300)	(17)	(317)
Intangible amortization and impairment	9	(235)	(8)	(243)	(233)	—	(233)	(237)	(186)	(423)
Operating profit		467	(58)	409	521	(53)	468	516	(311)	205
Net finance expense	5	(264)	(74)	(338)	(456)	(203)	(659)	(457)	(22)	(479)
Share of post-tax loss in equity accounted joint venture	12	(33)	(15)	(48)	(10)	(39)	(49)	—	—	—
Profit/(loss) before tax		170	(147)	23	55	(295)	(240)	59	(333)	(274)
Income tax charge	6	(63)	53	(10)	(41)	(3)	(44)	(67)	49	(18)
Profit/(loss) from continuing operations		107	(94)	13	14	(298)	(284)	(8)	(284)	(292)
Profit from discontinued operation	25	–	22	22	215	1,527	1,742	211	(13)	198
Profit/(loss) for the year		107	(72)	35	229	1,229	1,458	203	(297)	(94)

Profit/(loss) attributable to:
Equity holders				35			1,458			(94)
Non-controlling interests				—			—			—
Profit/(loss) for the year				35			1,458			(94)

Earnings/(loss) per share:
Basic and diluted earnings/(loss) for the year attributable to equity holders	7			$0.15			$6.17			$(0.40)

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders	7			$0.06			$(1.20)			$(1.24)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2020	2019	2018
	Note	$'m	$'m	$'m

Profit/(loss) for the year		35	1,458	(94)

Other comprehensive (expense)/income:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
—Arising in the year		(74)	47	75
		(74)	47	75
Effective portion of changes in fair value of cash flow hedges:
—New fair value adjustments into reserve		(24)	54	54
—Movement out of reserve to income statement		53	(10)	(73)
—Movement in deferred tax		(7)	1	5
		22	45	(14)
(Loss)/gain recognized on cost of hedging:
—New fair value adjustments into reserve		—	(8)	15
—Movement out of reserve		—	(12)	(2)
		—	(20)	13

Share of other comprehensive income in equity accounted joint venture	12	26	5	—

Items that will not be reclassified to income statement
—Re-measurement of employee benefit obligations	21	(68)	(140)	11
—Deferred tax movement on employee benefit obligations		24	32	(1)
		(44)	(108)	10

Share of other comprehensive income in equity accounted joint venture	12	3	2	—

Total other comprehensive (expense)/income for the year		(67)	(29)	84

Total comprehensive (expense)/income for the year		(32)	1,429	(10)

Attributable to:
Equity holders		(32)	1,429	(10)
Non-controlling interests		—	—	—
Total comprehensive (expense)/income for the year		(32)	1,429	(10)

Attributable to equity holders:
Continuing operations		(54)	(312)	(173)
Discontinued operation		22	1,741	163
Total comprehensive (expense)/income for the year		(32)	1,429	(10)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2020	2019
	Note	$'m	$'m

Non-current assets
Intangible assets	9	2,756	2,884
Property, plant and equipment	10	2,945	2,677
Derivative financial instruments	20	9	4
Deferred tax assets	13	245	204
Investment in material joint venture	12	390	375
Other non-current assets	11	73	68
		6,418	6,212
Current assets
Inventories	14	923	964
Trade and other receivables	15	869	734
Contract assets	16	139	151
Derivative financial instruments	20	36	3
Cash and cash equivalents	17	1,267	614
		3,234	2,466
TOTAL ASSETS		9,652	8,678

Equity attributable to owners of the parent
Issued capital	18	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		164	165
Retained earnings		(2,326)	(2,181)
		(362)	(216)
Non-controlling interests		1	1
TOTAL EQUITY		(361)	(215)
Non-current liabilities
Borrowings	20	6,481	5,524
Lease obligations	20	283	291
Employee benefit obligations	21	811	716
Derivative financial instruments	20	26	44
Deferred tax liabilities	13	369	344
Provisions	22	55	29
		8,025	6,948
Current liabilities
Borrowings	20	14	22
Lease obligations	20	83	73
Interest payable		43	60
Derivative financial instruments	20	104	17
Trade and other payables	23	1,579	1,628
Income tax payable		115	97
Provisions	22	50	48
		1,988	1,945
TOTAL LIABILITIES		10,013	8,893
TOTAL EQUITY and LIABILITIES		9,652	8,678

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non‑
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
	Note 18
At January 1, 2018 (i)	23	1,290	485	11	(48)	18	(3,139)	(1,360)	1	(1,359)
Loss for the year	—	—	—	—	—	—	(94)	(94)	—	(94)
Other comprehensive income/(expense)	—	—	—	75	(14)	13	10	84	—	84
Hedging gains transferred to cost of inventory	—	—	—	—	(10)	—	—	(10)	—	(10)
Share issuance	—	2	—	—	—	—	—	2	—	2
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2018	23	1,292	485	86	(72)	31	(3,355)	(1,510)	1	(1,509)

At January 1, 2019 (ii)	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the year	—	—	—	—	—	—	1,458	1,458	—	1,458
Other comprehensive income/(expense)	—	—	—	52	45	(20)	(106)	(29)	—	(29)
Hedging losses transferred to cost of inventory	—	—	—	—	16	—	—	16	—	16
Recycle to income statement on disposal of subsidiary (Note 25)	—	—	—	27	—	—	—	27	—	27
Dividends paid (Note 26)	—	—	—	—	—	—	(132)	(132)	—	(132)
At December 31, 2019	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)

At January 1, 2020	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)
Profit for the year	—	—	—	—	—	—	35	35	—	35
Other comprehensive (expense)/income	—	—	—	(54)	27	1	(41)	(67)	—	(67)
Hedging losses transferred to cost of inventory	—	—	—	—	25	—	—	25	—	25
Dividends paid (Note 26)	—	—	—	—	—	—	(139)	(139)	—	(139)
At December 31, 2020	23	1,292	485	111	41	12	(2,326)	(362)	1	(361)

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

Ardagh Group S.A.

ARDAGH GROUP S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2020	2019	2018
	Note	$'m	$'m	$'m

Cash flows from operating activities
Cash generated from continuing operations	24	1,037	1,179	991
Interest paid		(296)	(417)	(414)
Income tax paid		(49)	(64)	(97)
Net cash from operating activities - continuing operations		692	698	480
Net cash from operating activities - discontinued operation (i)		–	141	375
Net cash from operating activities		692	839	855

Cash flows used in investing activities
Purchase of property, plant and equipment		(532)	(498)	(465)
Purchase of intangible assets		(12)	(10)	(12)
Proceeds from disposal of property, plant and equipment		1	3	10
Other non current asset investing cash flows		(3)	–	–
Investing cash flows used in continuing operations		(546)	(505)	(467)
Proceeds from disposal of discontinued operation, net of cash disposed of		32	2,539	–
Investing cash flows used in discontinued operation		–	(107)	(108)
Net cash (used in)/from investing activities		(514)	1,927	(575)

Cash flows from/(used in) financing activities
Proceeds from borrowings	20	4,068	1,806	110
Repayment of borrowings	20	(3,261)	(4,088)	(442)
Early redemption premium paid		(61)	(165)	(7)
Deferred debt issue costs paid		(39)	(14)	(5)
Lease payments	20	(93)	(78)	(4)
Dividends paid	26	(139)	(132)	(132)
Consideration received/(paid) on extinguishment of derivative financial instruments	20	–	9	(44)
Financing cash flows from/(used in) continuing operations		475	(2,662)	(524)
Financing cash flows from discontinued operation		–	–	3
Net cash inflow/(outflow) from financing activities		475	(2,662)	(521)

Net increase/(decrease) in cash and cash equivalents		653	104	(241)

Cash and cash equivalents at the beginning of the year	17	614	530	784
Exchange losses on cash and cash equivalents		–	(20)	(13)
Cash and cash equivalents at the end of the year	17	1,267	614	530

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

(i) Operating cash flows for discontinued operation for the year ended December 31, 2019, include interest and income tax payments of $6 million and $15 million respectively (2018: $2 million and $8 million).

Ardagh Group S.A.

ARDAGH GROUP S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

On March 20, 2017, the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) is a leading supplier of sustainable, innovative, value-added rigid packaging solutions. The Group’s products include metal beverage cans, as well as glass containers primarily for beverage and food markets. End-use categories include beer, wine, spirits, carbonated soft drinks (“CSD”), energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

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

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million and have been prepared under the historical cost convention except for the following:

●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

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

The consolidated financial statements for the Group were authorized for issue by the board of directors of Ardagh Group S.A. (the “Board”) on February 24, 2021.

Ardagh Group S.A.

Going concern

At the date that the audited consolidated financial statements were approved for issue by the board of directors, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these audited consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, December 31, 2021. In particular, the Board has considered the impact of COVID-19 and measures to prevent its spread being imposed by Governments in the countries in which the Group, its suppliers and its customers operate as previously referred to. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and as a result it is the Board’s judgment that it is appropriate to prepare the audited consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2020 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

Basis of consolidation

(i)	Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”). If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

Ardagh Group S.A.

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

Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

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

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

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

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash-generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Joint ventures

The Group participates in a number of joint ventures where control is shared with one or more other parties. The Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. The Group uses the equity method of accounting to account for its joint ventures. See Note 12 “Investment in material joint venture” to the consolidated financial statements.

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

The amortization of intangible assets is calculated to write off the book value of finite lived intangible assets over their useful lives on a straight-line basis on the assumption of zero residual value as follows:

Computer software	2	-	7	years
Customer relationships	5	-	15	years
Technology	5	-	15	years

Ardagh Group S.A.

(i)	Computer software

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

Effective January 1, 2019 on adoption of IFRS 16

At the lease commencement date or the effective date of a lease modification, the Group recognizes a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

Ardagh Group S.A.

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

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de-recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30	-	40	years
Plant and machinery	3	-	40	years
Molds	2	-	3	years
Office equipment and vehicles	3	-	10	years

Assets’ useful lives and residual values are adjusted if appropriate, at each balance sheet date.

Impairment of non-financial assets

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

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Ardagh Group S.A.

The recoverable amount of other assets is the greater of their value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Effective January 1, 2018 on adoption of IFRS 9

Trade and other receivables are recognized initially at the transaction price and are, thereafter measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which an allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

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

Ardagh Group S.A.

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

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group, has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

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

Ardagh Group S.A.

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

Fair value measurement

The Group measures financial instruments such as derivatives and pension assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

●	Disclosures for valuation methods, significant estimates and assumptions (Notes 20 and 21)
●	Quantitative disclosures of fair value measurement hierarchy (Note 20)
●	Financial instruments (including those carried at amortized cost) (Note 20)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

Ardagh Group S.A.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognized immediately in the consolidated income statement.

(ii)	Other long term employee benefits

The Group’s obligation in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the Group’s consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Revenue recognition

Effective January 1, 2018 on adoption of IFRS 15

Our products include metal and glass containers primarily for food and beverage markets with consumer-driven demand. In addition to metal containers, within the Metal Beverage Europe and Metal Beverage Americas reportable segments, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass-through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms under which individual orders to purchase goods or services may be placed. As the framework agreements do not identify each party’s rights regarding the goods or services to be transferred, they do not create enforceable rights and obligations on a stand-alone basis. Therefore, the Group has concluded that only individual purchase orders create enforceable rights and obligations and meet the definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The Group’s payment terms are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts in the Metal Beverage Europe and Metal Beverage Americas reportable segments, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognize revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

The Business often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognised when it is highly probable that it will not be subsequently reversed and is recognised using the most likely amount depending on the individual contractual terms.

Exceptional items

The Group’s consolidated income statement, cash flow and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other

Ardagh Group S.A.

costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments or furnaces, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the particular items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items. Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the balance sheet date are classified as exceptional items payable.

Finance income and expense

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), interest cost on leases, certain net foreign currency translation related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

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

Segment reporting

The Board has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the Board in order to allocate resources to the segment and assess its performance.

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

(ii)	Lease term upon adoption of IFRS 16

Upon adoption of IFRS 16, several lease agreements included renewal and termination options. As part of the recognition of such leases, the Group assessed all facts and circumstances that created an economic incentive to exercise a renewal option, or not exercise a termination option. Renewal options (or periods after termination options) were only included in the lease term if the conclusion was that the lease was reasonably certain to be renewed (or not terminated).

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

3. Segment analysis

The Group’s operating and reportable segments, which are set out below, reflect the basis on which the Group’s performance is reviewed by management and regularly presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

●	Metal Beverage Packaging Europe
●	Metal Beverage Packaging Americas
●	Glass Packaging Europe
●	Glass Packaging North America.

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

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) from continuing operations	13	(284)	(292)
Income tax charge (Note 6)	10	44	18
Net finance expense (Note 5)	338	659	479
Depreciation and amortization (Notes 9, 10)	688	652	599
Exceptional operating items (Note 4)	58	53	311
Share of post-tax loss in equity accounted joint venture (Note 12)	48	49	—
Adjusted EBITDA	1,155	1,173	1,115

Ardagh Group S.A.

Segment results for the year ended December 31, 2020 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	1,599	1,852	1,640	1,640	6,731
Adjusted EBITDA	249	296	369	241	1,155
Capital expenditure	101	167	145	130	543
Segment assets (excluding Investment in material joint venture)	2,403	1,808	2,802	2,249	9,262

Segment results for the year ended December 31, 2019 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	1,556	1,816	1,613	1,675	6,660
Adjusted EBITDA	253	250	391	279	1,173
Capital expenditure	95	110	163	137	505
Segment assets (excluding Investment in material joint venture)	2,360	1,725	1,977	2,241	8,303

Segment results for the year ended December 31, 2018 are:

	Metal	Metal
	Beverage	Beverage	Glass	Glass
	Packaging	Packaging	Packaging	Packaging
	Europe	Americas	Europe	North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue	1,616	1,742	1,623	1,695	6,676
Adjusted EBITDA	270	230	358	257	1,115
Capital expenditure	103	79	151	134	467
Segment assets	2,274	1,549	1,916	2,197	7,936

No customer accounted for greater than 10% of total revenue of the Group in 2020 (2019: one; 2018: none).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, inventories, contract assets, trade and other receivables and cash and cash equivalents. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in Note 2. Segment assets at December 31, 2020, in Glass Packaging Europe, include the Group’s increased cash and cash equivalents holdings. Please refer to Note 17 for more details

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended December 31,
	2020	2019	2018
Revenue	$'m	$'m	$'m
U.S.	3,011	2,974	2,911
United Kingdom	782	736	778

The revenue above is attributed to countries on a destination basis.

Ardagh Group S.A.

Non-current assets, excluding derivative financial instruments, taxes, pensions, investment in material joint venture and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 41% (2019: 40%), Germany 14% (2019: 13%) and the United Kingdom 12% (2019: 12%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $2 million (2019: $2 million, 2018: $2 million) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2019: $nil).

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

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,581	3	15	1,599
Metal Beverage Packaging Americas	1	1,499	352	1,852
Glass Packaging Europe	1,568	12	60	1,640
Glass Packaging North America	2	1,637	1	1,640
Group	3,152	3,151	428	6,731

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,541	5	10	1,556
Metal Beverage Packaging Americas	2	1,419	395	1,816
Glass Packaging Europe	1,554	7	52	1,613
Glass Packaging North America	–	1,674	1	1,675
Group	3,097	3,105	458	6,660

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2018:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	1,601	2	13	1,616
Metal Beverage Packaging Americas	1	1,339	402	1,742
Glass Packaging Europe	1,572	9	42	1,623
Glass Packaging North America	–	1,687	8	1,695
Group	3,174	3,037	465	6,676

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Over time	2,610	2,543	2,557
Point in time	4,121	4,117	4,119
Group	6,731	6,660	6,676

Ardagh Group S.A.

4. Exceptional items

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Start-up related costs	7	13	48
Impairment - property, plant and equipment	6	5	5
Past service charge/(credit)	5	(37)	5
Restructuring and other costs	1	6	50
Legal matter	—	15	—
Exceptional items - cost of sales	19	2	108
Transaction-related and other costs	25	51	17
Restructuring and other costs	6	—	—
Exceptional items - SGA expenses	31	51	17
Impairment - other intangible assets	8	—	—
Impairment - goodwill	—	—	186
Exceptional items - impairment of intangible assets	8	—	186
Debt refinancing and settlement costs	74	200	16
Loss on derivative financial instruments	—	3	6
Exceptional items - finance expense	74	203	22
Share of exceptional items in material joint venture	15	39	—
Exceptional items from continuing operations	147	295	333
Exceptional income tax (credit)/charge	(53)	3	(49)
Exceptional items from continuing operations, net of tax	94	298	284
Exceptional items from discontinued operation, net of tax	(22)	(1,527)	13
Total exceptional charge/(credit), net of tax	72	(1,229)	297

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2020

Exceptional items of $72 million have been recognized for the year ending December 31, 2020, primarily comprising:

●	$13 million related to the Group’s capacity realignment and investment programs, including start-up related costs in Metal Beverage Packaging North America ($7 million) and property, plant and equipment impairment charges in Glass Packaging North America ($6 million).
●	$5 million pension costs recognized in Glass Packaging North America following the finalization of amendments to the pension scheme initiated in 2019.
●	$25 million transaction-related and other costs primarily comprised of costs relating to acquisition and other transactions, including professional advisory fees, and other costs related to transformation initiatives.
●	$7 million restructuring and other costs.
●	$8 million impairment of other intangible assets, following a review of the Group’s digital infrastructure and future investment plans.
●	$74 million debt refinancing and settlement costs related to the redemption of notes in May and June 2020 as described in Note 20, including premium payable on the early redemption of the notes of $61 million, accelerated amortization of deferred finance costs, and interest charges from the call date to date of redemption.
●	$15 million charge from the share of exceptional items in the Trivium joint venture.
●	$53 million from tax credits including $15 million relating to U.S. tax reform and $13 million from debt refinancing and settlement costs incurred in the period as described in Note 6.
●	$22 million credit in relation to the disposal of Food & Specialty Metal Packaging business including the finalization of the completion accounts process.

Ardagh Group S.A.

2019

Exceptional items of $1,229 million have been recognized for the year ending December 31, 2019, primarily comprising:

●	$15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of a U.S. glass business legal matter.
●	$24 million related to the Group’s capacity realignment programs, including start-up related costs ($13 million), restructuring costs ($6 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($15 million), Glass Packaging Europe ($5 million), Metal Beverage Packaging America ($2 million) and Metal Beverage Packaging Europe ($2 million).
●	$37 million pension service credit recognized in Glass Packaging North America following amendments to a pension scheme.
●	$51 million transaction-related costs, primarily comprising costs relating to the combination of the Food & Specialty Metal Packaging business with the business of Exal Corporation to form Trivium.
●	$200 million debt refinancing and settlement costs related to the redemption of notes in August and November 2019 as described in Note 20, and includes, premium payable on the early redemption of the notes of $165 million, accelerated amortization of deferred finance costs, interest charges from the call date to date of redemption and $3 million exceptional loss on the termination of derivative financial instruments.
●	$39 million charge from the share of exceptional items in the Trivium joint venture.
●	$3 million from tax charge, as described in Note 6.
●	$1,527 million from discontinued operation, net of tax, primarily related to the gain, net of directly attributable disposal costs, on the disposal of Food & Specialty Metal Packaging business.

2018

Exceptional items of $297 million have been recognized for the year ending December 31, 2018, primarily comprising:

●	$103 million related to the Group’s capacity realignment programs, including start-up related costs ($48 million) restructuring costs ($50 million), property, plant and equipment impairment charges ($5 million). These costs were incurred in Glass Packaging North America ($78 million), Metal Beverage Packaging Europe ($24 million), Glass Packaging Europe ($5 million) and a cost reduction in Metal Beverage Packaging Americas ($4 million).
●	$5 million pension service cost recognized in Metal Beverage Packaging Europe and Glass Packaging Europe following a High Court ruling in the U.K. in October 2018 in respect of GMP equalization.
●	$17 million transaction-related costs, primarily comprised of costs relating to acquisition, integration and other transactions.
●	$186 million impairment of goodwill in Glass Packaging North America.
●	$16 million debt refinancing and settlement costs primarily relating to the redemption of the Group’s $440 million 6.000% Senior Notes due 2021 in July 2018, principally comprising an early redemption premium and accelerated amortization of deferred finance costs.
●	$6 million exceptional loss on the termination of the Group’s $440 million U.S. dollar to euro CCIRS in July 2018.
●	$49 million from tax credits, as described in Note 6.
●	$13 million related to exceptional items from discontinued operation, net of tax.

Ardagh Group S.A.

5. Finance income and expense

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Senior secured and senior notes	259	367	421
Other interest expense	43	40	22
Interest expense	302	407	443
Net pension interest cost (Note 21)	14	18	16
Foreign currency translation (gain)/losses	(42)	27	8
(Gains)/loss on derivative financial instruments	(3)	9	(10)
Other finance income	(7)	(5)	—
Finance expense before exceptional items	264	456	457
Exceptional finance expense (Note 4)	74	203	22
Net finance expense	338	659	479

During the year ended December 31, 2020, the Group recognized $19 million (2019: $19 million) related to lease liabilities within other interest expense and interest paid in cash used in operating activities.

6. Income tax

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Current tax:
Current tax for the year	78	70	73
Adjustments in respect of prior years	(64)	7	11
Total current tax	14	77	84
Deferred tax:
Deferred tax for the year	(36)	(31)	(58)
Adjustments in respect of prior years	32	(2)	(8)
Total deferred tax	(4)	(33)	(66)
Income tax charge	10	44	18

Adjustments in respect of prior years includes tax credits relating to the carry back of net operating losses in the United States as a result of the enactment from March 27, 2020 of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act, additional tax relief on finance expense, and the availability of tax credits relating to a historic divestment.

Reconciliation of income tax charge and the profit/(loss) before tax multiplied by the Group’s domestic tax rate for 2020, 2019 and 2018 is as follows:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) before tax	23	(240)	(274)

Profit/(loss) before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94% (2019: 24.94%; 2018: 26.01%)	6	(60)	(71)
Tax losses for which no deferred income tax asset was recognized	1	32	—
Re-measurement of deferred taxes	—	(2)	1
Adjustment in respect of prior years	(32)	5	3
Income subject to state and other local income taxes	5	11	12
Income taxed at rates other than standard tax rates	5	7	5
Non-deductible items	13	48	55
Other	12	3	13
Income tax charge	10	44	18

Ardagh Group S.A.

The total income tax charge outlined above for each year includes a tax credit of $53 million in 2020 (2019 tax charge of $3 million; 2018 tax credit of $49 million) in respect of exceptional items, being the tax effect of the items set out in Note 4. The $53 million exceptional income tax credit recognized in the year ended December 31, 2020 includes a credit of $15 million relating to tax benefits arising from the CARES Act.

Non-deductible items principally relate to non-deductible interest expense in Ireland. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate (26.01% in 2018)) on earnings.

The tax charge associated with discontinued operation is recognized separately in the results of discontinued operation. See Note 25 for further details.

7. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the year attributable to equity holders by the weighted average number of common shares outstanding during the year.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) attributable to equity holders	35	1,458	(94)
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.3
Earnings/(loss) per share	$0.15	$6.17	($0.40)

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Earnings/(loss) from continuing operations attributable to equity holders	13	(284)	(292)
Weighted average number of common shares for EPS (millions)	236.4	236.4	236.3
Earnings/(loss) per share from continuing operations	$0.06	($1.20)	($1.24)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to Note 18 for any details of transactions involving ordinary shares for the years ended December 31, 2020 and 2019. See Note 25 for basic and diluted earnings per share from discontinued operation.

There have been no material transactions involving common shares or potential ordinary shares between the reporting date and the authorization of these financial statements.

8. Employee costs

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Wages and salaries	1,089	1,048	962
Social security costs	157	155	154
Defined benefit plan pension costs/(credit) (Note 21)	23	(23)	48
Defined contribution plan pension costs (Note 21)	47	40	32
Group employee costs	1,316	1,220	1,196

Ardagh Group S.A.

	At December 31,
Employees	2020	2019	2018
Production	14,528	14,463	14,666
Administration	1,915	1,877	1,986
Group	16,443	16,340	16,652

9. Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$'m	$'m	$'m	$'m	$'m
2019
Cost
At January 1, 2019	1,970	2,300	255	110	4,635
Additions	—	—	12	13	25
Disposal of Food & Specialty	(328)	(203)	(103)	(44)	(678)
Disposal	—	—	—	(1)	(1)
Transfers	—	—	(11)	11	—
Exchange	(18)	(14)	(3)	(2)	(37)
At December 31, 2019	1,624	2,083	150	87	3,944
Amortization
At January 1, 2019		(817)	(153)	(64)	(1,034)
Charge for the year		(214)	(27)	(8)	(249)
Disposal of Food & Specialty		146	60	6	212
Disposal		—	—	1	1
Exchange		5	3	2	10
At December 31, 2019		(880)	(117)	(63)	(1,060)
Net book value
At December 31, 2019	1,624	1,203	33	24	2,884
2020
Cost
At January 1, 2020	1,624	2,083	150	87	3,944
Additions	—	—	10	2	12
Impairment (Note 4)	—	—	(6)	(2)	(8)
Transfers	—	—	(6)	6	—
Exchange	58	73	2	12	145
At December 31, 2020	1,682	2,156	150	105	4,093
Amortization
At January 1, 2020		(880)	(117)	(63)	(1,060)
Charge for the year		(206)	(22)	(7)	(235)
Exchange		(33)	(3)	(6)	(42)
At December 31, 2020		(1,119)	(142)	(76)	(1,337)
Net book value
At December 31, 2020	1,682	1,037	8	29	2,756

Amortization expense of $235 million (2019: $233 million, 2018: $237 million) has been charged to the consolidated income statement of the Group in respect of continuing operations. An amortization expense of $nil (2019: $16 million, 2018: $28 million) has been charged to the consolidated income statement of the Group in respect of the discontinued operation.

Ardagh Group S.A.

Impairment

The Board has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment as at December 31, 2020 in accordance with IAS 36. In the year ended December 31, 2020 an impairment charge of $8 million (2019: $nil; 2018: $nil) has been recognized, which relates to the impairment of certain technology and software assets as further described in Note 4.

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

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the CGUs to which goodwill is allocated is set out below. On this basis the Group’s CGUs are identified as follows:

	At December 31,
	2020	2019
	$'m	$'m
Metal Beverage Packaging Europe	618	566
Metal Beverage Packaging Americas	437	437
Glass Packaging Europe	67	61
Glass Packaging North America	560	560
Total Goodwill	1,682	1,624

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually following approval of the annual budget or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the value in use (“VIU”) model for the purposes of goodwill impairment testing, as this reflects the Group’s intention to hold and operate the assets.  However, if an impairment indicator exists for a CGU, the Group also uses the fair value less costs of disposal (“FVLCD”) model in order to establish the recoverable amount being the higher of the VIU model and FVLCD model when compared to the carrying value of the CGU.

Impairment test for all CGU’s other than for Glass Packaging North America in 2020

For the 2020 and 2019 reporting periods, the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The recoverable amount of the Glass Packaging North America CGU has been determined based on the value-in-use calculation for the 2019 reporting period.

The VIU model used the 2021 budget approved by the Board and a three-year forecast for 2022 to 2024 (2019 two-year forecast period). The budget and forecast results were then extended for a further one year period (2019: two-year period) making certain assumptions, including the profile between long-term depreciation and capital expenditure in addition to the how changes in input cost will impact customer pricing, in line with historic practice and contractual terms.

Cash flows considered in the VIU model included the cash inflows and outflows related to the continuing use of the assets over their remaining useful lives, expected earnings, required maintenance capital expenditure, depreciation and working capital.

Ardagh Group S.A.

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

The terminal value assumed long-term growth based on a combination of factors including long-term inflation in addition to industry and market specific factors. The range of growth rates applied by management in respect of the terminal values applicable to all groups of CGU’s were 1.0% - 1.5% (2019: 1.0% - 1.5%).

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

Impairment test for Glass Packaging North America in 2020

Management has determined the recoverable amount of the Glass Packaging North America CGU by assessing the fair value less cost of disposal (FVLCD) of the underlying assets using a market approach, on the basis that this gave a higher recoverable amount than an assessment based on Value in Use. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation.

The key assumptions applied in the FVLCD calculation for the Glass Packaging North America CGU are, by their nature, subjective and include, FY21 projected revenue volumes, cost savings and the effects of future restructuring as part of estimating the projected Adjusted EBITDA from a market participant’s perspective. The market participant projected adjusted EBITDA was then multiplied by a multiple of 6.5x, based on comparable companies and also based on market transactions, which was then adjusted for selling costs. The recoverable amount was then compared to the carrying value of the Glass Packaging North America CGU, resulting in an excess of the recoverable amount on the carrying value goodwill allocated to Glass Packaging North America in the year ended December 31, 2020.

A sensitivity analysis was performed on the FVLCD calculation by increasing and decreasing the market participant projected adjusted EBITDA by 5% and also, the multiple which was applied to the market participant projected adjusted EBITDA by 25 basis points respectively. The results of the sensitivity analysis did not result in an impairment charge.

The additional disclosures required under IAS 36 in relation to significant goodwill amounts arising in the groups of CGUs are as follows:

	Metal	Metal		Glass
	Beverage	Beverage	Glass	Packaging
	Packaging	Packaging	Packaging	North
	Europe	Americas	Europe	America
	$'m/%	$'m/%	$'m/%	$'m/%
2020
Carrying amount of goodwill	618	437	67	560
Excess of recoverable amount	1,950	1,732	4,244	86
Pre-tax discount rate applied	5.1	7.9	6.5	N/A
2019
Carrying amount of goodwill	566	437	61	560
Excess of recoverable amount	2,109	1,581	3,842	158
Pre-tax discount rate applied	5.1	8.5	6.5	7.2

Ardagh Group S.A.

10. Property, plant and equipment

			Office
			equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
	$'m	$'m	$'m	$'m
2019
Cost
At January 1, 2019, as reported	1,044	4,298	94	5,436
Impact of adoption of IFRS 16 on January 1, 2019 (Note 2)	193	78	19	290
At January 1, 2019	1,237	4,376	113	5,726
Additions	148	528	60	736
Disposals	(21)	(194)	(8)	(223)
Disposal of Food & Specialty	(337)	(1,443)	(39)	(1,819)
Impairment (Note 4)	—	(5)	—	(5)
Exchange	(9)	(26)	—	(35)
At December 31, 2019	1,018	3,236	126	4,380
Depreciation
At January 1, 2019	(264)	(1,750)	(34)	(2,048)
Charge for the year	(75)	(363)	(36)	(474)
Disposals	6	190	8	204
Disposal of Food & Specialty	55	530	21	606
Exchange	2	7	—	9
At December 31, 2019	(276)	(1,386)	(41)	(1,703)
Net book value
At December 31, 2019	742	1,850	85	2,677
2020
Cost
At January 1, 2020	1,018	3,236	126	4,380
Additions	69	507	51	627
Impairment (Note 4)	—	(6)	—	(6)
Disposals	(2)	(234)	(11)	(247)
Exchange	55	116	5	176
At December 31, 2020	1,140	3,619	171	4,930
Depreciation
At January 1, 2020	(276)	(1,386)	(41)	(1,703)
Charge for the year	(89)	(330)	(34)	(453)
Disposals	1	234	11	246
Exchange	(19)	(53)	(3)	(75)
At December 31, 2020	(383)	(1,535)	(67)	(1,985)
Net book value
At December 31, 2020	757	2,084	104	2,945

Depreciation expense of $438 million (2019: $408 million; 2018: $354 million) has been charged in cost of sales and $15 million (2019: $11 million; 2018: $8 million) in sales, general and administration expenses in respect of the continuing operations of the Group. Depreciation expense of $nil (2019: $53 million, 2018: $86 million) has been charged in cost of sales and $nil (2019: $2 million. 2018: $1 million) in sales, general and administration expenses in respect of the discontinued operation of the Group.

Construction in progress at December 31, 2020 was $304 million (2019: $173 million).

Included in property, plant and equipment is an amount for land of $196 million (2019: $185 million).

Ardagh Group S.A.

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2019: $nil).

Impairment

The Board has considered the carrying value of the Group’s property, plant and equipment and assessed the indicators of impairment as at December 31, 2020 in accordance with IAS 36. In the year ended December 31, 2020 an impairment charge of $6 million (2019: $5 million) has been recognized, which relates to the impairment of plant and machinery in Glass Packaging North America. Please refer to Note 4.

Right of Use assets – Net Book Value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

			Office
			equipment,
	Land and	Plant and	vehicles
	buildings	machinery	and other	Total
Net book value	$'m	$'m	$'m	$'m
At December 31, 2020	181	63	75	319
At December 31, 2019	178	71	66	315

The increase in the net carrying amount of the right-of use assets at December 31, 2020 is primarily the result of total additions to the right-of-use assets during the year ended December 31, 2020 of $87 million and exchange gains, offset by a depreciation charge of $93 million (Land and buildings: $55 million, Plant and machinery: $23 million, Office equipment, vehicles and other: $15 million).

The increase in net carrying amount of the right-of use assets at December 31, 2019 is primarily the result of existing finance leases as at December 31, 2018 of $29 million, the impact of adoption of IFRS 16 on January 1, 2019 of $290 million, total additions to the right-of-use assets during the year ended December 31, 2019 of $169 million, offset by an amount of $74 million de-recognized on the disposal of Food & Specialty and a depreciation charge of $76 million (Land and buildings: $41 million, Plant and machinery: $21 million, Office equipment, vehicles and other: $14 million).

During 2020, the continuing operations of the Group incurred variable lease expense of $64 million (2019: $67 million), primarily related to warehouse leases.

Operating lease commitments

The Group adopted IFRS 16 effective January 1, 2019, resulting in the majority of the Group’s operating leases being recognized on the consolidated statement of financial position.

During 2018, the expense in respect of operating lease commitments was as follows:

Year ended December 31,
2018
$'m
Plant and machinery	22
Land and buildings	51
Office equipment and vehicles	17
90

Ardagh Group S.A.

At December 31, 2018, the Group had total commitments under non-cancellable operating leases which expired:

At December 31,
2018
$'m
Not later than one year	67
Later than one year and not later than five years	150
Later than five years	147
364

Capital commitments

The following capital commitments in relation to property, plant and equipment were authorized by management, but have not been provided for in the consolidated financial statements:

	At December 31,
	2020	2019	2018
	$'m	$'m	$'m
Contracted for	148	77	118
Not contracted for	227	82	76
	375	159	194

11. Other non-current assets

At December 31, 2020, other non-current assets of $73 million (2019: $68 million) includes the receivable for the tax adjusted indemnity in respect of a U.S. glass business legal matter.

Other non-current assets also include $8 million (2019: $6 million) primarily relating to certain of the Group’s investment in its joint ventures, excluding the investment in Trivium, which is further discussed in Note 12.

12. Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium, which is incorporated in the Netherlands, with corporate offices in Amsterdam. The remaining approximate 58% is held by Ontario Teachers’ Pension Plan Board (“Ontario Teachers”). As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated October 31, 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

The following table provides aggregated financial information for Trivium as it relates to the amounts recognized by Ardagh in the income statement, statement of comprehensive income and statement of financial position.

	Period ended December 31,
	2020	2019
	$'m	$'m
Investment in joint venture	390	375
Loss for the period	(48)	(49)
Other comprehensive income	29	7
Total comprehensive loss	(19)	(42)

Ardagh Group S.A.

Summarized financial information, as of the date these consolidated financial statements were authorized for issue, for Trivium for the twelve months ended and as at December 31, 2020 and for the two months ended and as at December 31, 2019, is set out below:

	Period ended December 31,
	2020 (i)	2019 (ii)
	$'m	$'m
Revenue	2,656	351
Expenses	(2,617)	(408)
Operating profit/(loss)	39	(57)
Net finance expense	(158)	(56)
Loss before tax	(119)	(113)
Income tax credit/(expense)	5	(1)
Loss after tax	(114)	(114)

(i)	The income statement for the period ended December 31, 2020 includes exceptional items of $35 million, in accordance with Ardagh accounting policy, of which $2 million is in respect of exceptional interest income. and $160 million of non-exceptional interest expense. Also included is depreciation and amortization of $285 million (inclusive of a measurement period adjustment of $19 million) and income tax credit of $5 million (inclusive of a measurement period adjustment of $6 million).
(ii)	The income statement for the two-month period ended December 31, 2019 includes $92 million in relation to exceptional items of which $31 million is in respect of exceptional interest expense. Also included is $25 million of non-exceptional interest expense.

	At December 31,
	2020	2019
	$'m	$'m
Non-current assets	4,644	4,109
Current assets (iii)	891	924
Total assets	5,535	5,033

Total equity	839	875
Non-current liabilities (iv)	3,892	3,444
Current liabilities (v)	804	714
Total liabilities	4,696	4,158
Total equity and liabilities	5,535	5,033

(iii)	Includes cash and cash equivalents of $0.2 billion.
(iv)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $3.8 billion.
(v)	Includes current financial liabilities (excluding trade and other payables and provisions) of $0.1 billion.

As at December 31, 2020, Trivium had net debt of $2.9 billion (2019: $2.8 billion).

The reconciliation of summarized financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

	2020	2019
	$'m	$'m
Group's interest in net assets of joint venture at January 1, 2020 / November 1, 2019 (vi)	375	412
Share of total comprehensive loss	(19)	(42)
Exchange	34	5
Carrying amount of interest in joint venture - December 31	390	375

(vi)  The Group used a comparable market multiples approach as adjusted for debt in order to assess the fair value of its 42% initial equity investment in Trivium of $412 million.

Ardagh Group S.A.

In respect of the Group’s equity accounted investment in Trivium, management has considered the carrying amount of the investment and concluded that it is fully recoverable as at December 31, 2020.

During the year ended December 31, 2020, Trivium management has updated the provisional fair values and useful lives for property, plant and equipment and intangible assets acquired upon formation of Trivium on October 31, 2019, resulting in measurement period adjustments that require recognition by Ardagh. As a result, the reported share of post-tax loss in equity accounted joint venture for the year ended December 31, 2020, includes adjustments for the two months ended December 31, 2019 related to depreciation and amortization, net of tax, arising from the revised fair values and useful lives determined for property, plant and equipment and intangible assets acquired. The impacts of these adjustments, on the reported share of post-tax loss in equity accounted joint venture is $6 million for the year ended December 31, 2020.

The Group is party to a Mutual Services Agreement (“MSA”) with Trivium, pursuant to which the Group and Trivium provide services to each other. The services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of services, with appropriate segregation in place between the Group’s entities and Trivium.

The Group recognized net income of $19 million in respect of the MSA in the year ended December 31, 2020 respectively (December 31, 2019: $3 million).

At December 31, 2020, the Group had no significant related party balances outstanding with Trivium reflected within trade and other receivables and trade and other payables.

At December 31, 2019, as previously reported, the Group had related party balances outstanding with Trivium reflected within trade and other receivables of $40 million and trade and other payables of $9 million.

In May 2020, the Group, as lender, entered into a credit facility (the “Trivium Credit Facility”) with Trivium, as borrower. The amount under the Trivium Credit Facility is $57 million, which stepped down to $36 million on December 15, 2020. The Trivium Credit Facility matures on April 30, 2021, with an option to extend to October 31, 2021. At December 31, 2020, the amount outstanding under the Trivium Credit Facility was $nil.

13. Deferred income tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$'m	$'m	$'m
At January 1, 2019	432	(721)	(289)
Impact of adopting IFRS 16	14	(1)	13
Credited to the income statement (Note 6)	17	16	33
Charged to the income statement (Discontinued operation)	(12)	(1)	(13)
Credited to other comprehensive income	30	3	33
Exchange	1	3	4
Disposal of Food & Specialty	(76)	155	79
At December 31, 2019	406	(546)	(140)
(Charged)/credited to the income statement (Note 6)	(22)	26	4
Credited/(charged) to other comprehensive income	23	(6)	17
Exchange	13	(18)	(5)
At December 31, 2020	420	(544)	(124)

Ardagh Group S.A.

The components of deferred income tax assets and liabilities are as follows:

	At December 31,
	2020	2019
	$'m	$'m
Tax losses	47	40
Employee benefit obligations	168	142
Depreciation timing differences	83	84
Provisions	72	74
Other	50	66
	420	406
Available for offset	(175)	(202)
Deferred tax assets	245	204
Intangible assets	(265)	(295)
Accelerated depreciation and other fair value adjustments	(239)	(206)
Other	(40)	(45)
	(544)	(546)
Available for offset	175	202
Deferred tax liabilities	(369)	(344)

The tax credit recognized in the consolidated income statement is analyzed as follows:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Tax losses	4	(4)	18
Employee benefit obligations	(2)	(11)	3
Depreciation timing differences	(5)	21	4
Provisions	(3)	(2)	(1)
Other deferred tax assets	(16)	1	12
Intangible assets	40	19	52
Accelerated depreciation and other fair value adjustments	(27)	(12)	(20)
Other deferred tax liabilities	13	8	(3)
	4	20	65

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $33 million (2019: $37 million) in respect of tax losses amounting to $131 million (2019: $146 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

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

Ardagh Group S.A.

14. Inventories

	At December 31,
	2020	2019
	$'m	$'m
Raw materials and consumables	303	299
Mold parts	52	50
Work-in-progress	13	19
Finished goods	555	596
	923	964

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (Note 20). The amount recognized as a write down in inventories or as a reversal of a write down in the year ended December 31, 2020 was not material (2019: not material; 2018: not material).

At December 31, 2020, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold, is not material.

15. Trade and other receivables

	At December 31,
	2020	2019
	$'m	$'m
Trade receivables	632	516
Other receivables and prepayments	237	218
	869	734

The fair values of trade and other receivables approximate the amounts shown above.

Movements on the provision for impairment of trade receivables are as follows:

	2020	2019	2018
	$'m	$'m	$'m
At January 1, as reported	6	17	23
Impact of adoption of IFRS 9 on January 1, 2018	—	—	(4)
At January 1,	6	17	19
Provision for receivables impairment	5	7	2
Receivables written off during the year as uncollectible	(1)	—	(3)
Disposal of Food & Specialty	—	(18)	—
Exchange	1	—	(1)
At December 31,	11	6	17

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

As of December 31, 2020, trade receivables of $19 million (2019: $34 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	At December 31,
	2020	2019
	$'m	$'m
Up to three months past due	14	28
Three to six months past due	4	1
Over six months past due	1	5
	19	34

16. Contract assets

The following table provides information about significant changes in contract assets:

	2020	2019
	$'m	$'m
At January 1,	151	160
Transfers from contract assets recognized at beginning of year to receivables	(148)	(155)
Increases as a result of new contract assets recognized during the year	133	175
Decrease due to disposal of Food & Specialty	—	(32)
Other (including exchange)	3	3
At December 31,	139	151

17. Cash and cash equivalents

	At December 31,
	2020	2019
	$'m	$'m
Cash at bank and in hand	382	598
Short term bank deposits	879	11
Restricted cash	6	5
	1,267	614

18. Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2019	18.66	217.7	236.36	23
Share issuance	0.01	–	0.01	–
At December 31, 2020	18.67	217.7	236.37	23

There were no material share transactions in the years ended December 31, 2020 and December 31, 2019.

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

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The Group’s finance committee reviews and monitors the capital structure, financial policies and treasury function of the Company in addition to advising the board of directors on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the finance committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the servicing of our debt obligations. We expect to satisfy our future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past and during the second quarter of 2020. The Group generates substantial cash flow from our operations on an annual basis. Cash and cash equivalents were increased during the second quarter and the Group also enhanced its capital structure by refinancing certain debt obligations, resulting in the Group having no Senior Secured Notes or Senior Notes maturing before 2025. The Group had $1,267 million in cash and cash equivalents and restricted cash as of December 31, 2020, as well as available but undrawn liquidity of $600 million under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics has been the ratio of consolidated external net debt as a multiple of Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture. As at December 31, 2020 the ratio was 4.9.x (2019: 4.5x; 2018: 5.0x).

Interest rate risk

The Board’s policy, in the management of interest rate risk, is to strike the right balance between the Group’s fixed and floating rate financial instruments, which occasionally includes the use of CCIRS. The balance struck by the Board is dependent on prevailing interest rate markets at any point in time.

At December 31, 2020, the Group’s external borrowings were 89.6% (2019: 88.1%) fixed, with a weighted average interest rate of 4.4% (2019: 4.6%; 2018: 5.4%). The weighted average interest rate for the Group for the year ended December 31, 2020 was 3.9% (2019: 4.0%; 2018: 5.0%).

Holding all other variables constant, including levels of the Group’s external indebtedness, at December 31, 2020 a one percentage point increase in variable interest rates would increase interest payable by approximately $11 million (2019: $11 million).

Ardagh Group S.A.

Currency exchange risk

The Group presents its consolidated financial information in U.S. dollar. The functional currency of the Company is the euro.

The Group operates in 12 countries, across three continents and its main currency exposure in the year to December 31, 2020, from the euro functional currency, was in relation to the U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real. Currency exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

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

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2020 rate would decrease shareholders’ equity by approximately $10 million (2019: $4 million decrease).

Commodity price risk

The Group is exposed to changes in prices of our main raw materials, primarily aluminum and energy. Production costs in our Metal Beverage Packaging division are exposed to changes in prices of our main raw materials, primarily aluminum. Aluminum ingot is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollars, fluctuations in the U.S. dollar/ euro rate also affect the euro cost of aluminum ingot. The price and foreign currency risk on the aluminum purchases in Metal Beverage Packaging Europe and Metal Beverage Packaging Americas are hedged by entering into swaps under which we pay fixed euro and U.S. dollar prices, respectively. Furthermore, the relative price of oil and its by products may materially impact our business, affecting our transport, lacquer and ink costs.

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

Production costs in our Glass Packaging division are sensitive to the price of energy. Our main energy exposure is to the cost of gas and electricity. These energy costs have experienced significant volatility in recent years with a corresponding effect on our production costs. In terms of gas, which represents 50% of our energy costs, there is a continuous de-coupling between the cost of gas and oil, whereby now only significant changes in the price of oil have an impact on the price of gas. The volatility in gas pricing is driven by shale gas development (United States only), the availability of liquefied natural gas in Europe, as both Europe and Asia compete for shipments, and storage levels. Volatility in the price of electricity is caused by the German Renewable Energy policy, the phasing out of nuclear generating capacity, fluctuations in the price of gas and coal and the influence of carbon dioxide costs on electricity prices.

Ardagh Group S.A.

As a result of the volatility of gas and electricity prices, the Group has either included energy pass through clauses in our sales contracts or developed an active hedging strategy to fix a significant proportion of our energy costs through contractual arrangements directly with our suppliers and/or banks, where there is no energy clause in the sales contract.

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

The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any gas and electricity which is not purchased under forward price-fixing arrangements is purchased under index tracking contracts or at spot prices.

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

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made, where deemed necessary, and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2020, the Group’s ten largest customers accounted for approximately 45% of total revenues (2019: 47%; 2018: 48%). There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

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

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

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

20. Financial assets and liabilities

The Group’s net debt was as follows:

	At December 31,
	2020	2019
	$'m	$'m
Loan notes	6,483	5,529
Other borrowings	378	381
Net borrowings	6,861	5,910
Cash and cash equivalents	(1,267)	(614)
Derivative financial instruments used to hedge foreign currency and interest rate risk	105	32
Net debt	5,699	5,328

The Group’s net borrowings of $6,861 million (2019: $5,910 million) are classified as non-current liabilities of $6,764 million (2019: $5,815 million) and current liabilities of $97 million (2019: $95 million) in the consolidated statement of financial position at December 31, 2020.

At December 31, 2020, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	539	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	969	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	826	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	546	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	599	07-Dec-22	Revolving	–	–	599
Lease obligations	Various	–		Amortising	–	366	–
Other borrowings/credit lines	Various	–	Rolling	Amortising	–	14	1
Total borrowings / undrawn facilities						6,975	600
Deferred debt issue costs and bond discounts/bond premium						(114)	–
Net borrowings / undrawn facilities						6,861	600
Cash and cash equivalents						(1,267)	1,267
Derivative financial instruments used to hedge foreign currency and interest rate risk						105	–
Net debt / available liquidity						5,699	1,867

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

Ardagh Group S.A.

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

At December 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–		Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

The following table summarizes movement in the Group’s net debt:

	2020	2019
	$'m	$'m
Net increase in cash and cash equivalents per consolidated statement of cash flows	(653)	(84)
Increase/(decrease) in net borrowings and derivative financial instruments	1,024	(2,050)
Increase/(decrease) in net debt	371	(2,134)
Net debt at January 1,	5,328	7,462
Net debt at December 31,	5,699	5,328

The increase in net borrowings and derivative financial instruments primarily includes proceeds from borrowings of $4.1 billion (2019: $1.8 billion), repayments of borrowings of $3.3 billion (2019: $4.1 billion), a fair value loss on derivative financial instruments used to hedge foreign currency and interest rate risk of $0.1 billion (2019: gain of $0.1 billion), foreign exchange loss on borrowings of $0.2 billion (2019: loss of $0.1 billion) and movements in lease obligations of $nil (2019: $0.3 billion), partly offset by an increase to cash and cash equivalents of $0.7 billion (2019: increase of $0.1 billion).

Ardagh Group S.A.

Maturity Profile

The maturity profile of the Group’s Senior Secured Notes and Senior Notes is as follows:

	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	—	—
Between one and three years	—	695
Between three and five years	1,526	832
Greater than five years	5,069	4,029
Total Senior Secured Notes and Senior Notes	6,595	5,556

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	97	95
Between one and three years	113	802
Between three and five years	1,588	900
Greater than five years	5,177	4,145
Total borrowings	6,975	5,942
Deferred debt issue costs and bond discounts/bond premium	(114)	(32)
Net Borrowings	6,861	5,910

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	2020	2019
	$'m	$'m
Not later than one year	99	88
Later than one year and not later than five years	212	219
Later than five years	152	159
	463	466

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2020	$'m	$'m	$'m
Within one year or on demand	402	104	1,449
Between one and three years	714	26	—
Between three and five years	2,112	—	—
Greater than five years	5,467	—	—

Ardagh Group S.A.

		Derivative	Trade and
		financial	other
	Borrowings	instruments	payables
At December 31, 2019	$'m	$'m	$'m
Within one year or on demand	363	17	1,519
Between one and three years	1,328	9	—
Between three and five years	1,345	35	—
Greater than five years	4,426	—	—

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2020	$'m	$'m	$'m	$'m
Loan notes	6,595	(112)	6,483	6,784
Global Asset Based Loan Facility and other borrowings	14	(2)	12	14
	6,609	(114)	6,495	6,798

	Carrying value
		Deferred debt
	Amount	issue costs and
	drawn	premium	Total	Fair value
At December 31, 2019	$'m	$'m	$'m	$'m
Loan notes	5,556	(27)	5,529	5,752
Global Asset Based Loan Facility and other borrowings	22	(5)	17	22
	5,578	(32)	5,546	5,774

Financing activity

2020

On April 8, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025 and on April 9, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the notes were used to redeem in full a $300 million term loan credit facility on April 8, 2020 and for general corporate purposes.

On June 2, 2020, the Group issued $1,000 million 5.250% Senior Notes due 2027. The notes are non-fungible mirror notes to the $800 million 5.250% Senior Notes due 2027, issued in August, 2019. The net proceeds from the issuance of the notes were used to repurchase, by means of a tender and consent offer, approximately $900 million of the $1,700 million 6.000% Senior Notes due 2025, together with applicable redemption premium and accrued interest.

On June 4, 2020, the Group issued $715 million add-on 4.125% Senior Secured Notes due 2026. The notes are an add-on to the $500 million 4.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the $695 million 4.250% Senior Secured Notes due 2022, together with applicable redemption premium and accrued interest.

On June 10, 2020, the Group issued €790 million 2.125% Senior Secured Notes due 2026. The notes are non-fungible mirror notes to the 2.125% Senior Secured Notes due 2026, issued in August, 2019. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the €741 million 2.750% Senior Secured Notes due 2024, together with applicable redemption premium and accrued interest.

Ardagh Group S.A.

On October 23, 2020, the Group launched a consent solicitation for consents from holders of the £400m 4.750% Senior Notes due 2027, to approve certain amendments to the Notes indentures. On November 4, 2020, the Group obtained majority consents in connection with this consent solicitation.

Lease obligations at December 31, 2020, of $366 million primarily reflect $86 million of new lease liabilities and $9 million of unfavorable foreign currency movements, partly offset by $93 million of principal repayments in the year ended December 31, 2020.

At December 31, 2020 the Group had $599 million available under the Global Asset Based Loan Facility.

2019

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

Following the completion of the combination of its Food & Specialty Metal Packaging business with the business of Exal, on October 31, 2019, the Group issued tender offers, at par, in respect of its $715 million 4.250% Senior Secured Notes due 2022, €750 million 2.750% Senior Secured Notes due 2024, €440 million 2.125% Senior Secured Notes due 2026 and $500 million 4.125% Senior Secured Notes due 2026. Following the expiration of the offer on November 28, 2019 notice was given to repurchase the following amounts, $20 million of the $715 million 4.250% Senior Secured Notes due 2022, €9 million of the €750 million 2.750% Senior Secured Notes due 2024, and €1 million of the €440 million 2.125% Senior Secured Notes due 2026. On December 2, 2019, in accordance with the terms of the offer, the redemptions were completed.

On November 14, 2019, the Group redeemed $1,000 million 4.625% Senior Secured Notes due 2023 and €440 million 4.125% Senior Secured Notes due 2023 and paid the applicable redemption premiums and accrued interest in accordance with their terms.

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

Ardagh Group S.A.

Effective interest rates

The effective interest rates of borrowings at the reporting date are as follows:

	2020			2019
	USD	EUR	GBP	USD	EUR	GBP
5.250% Senior Secured Notes due 2025	5.32%	—	—	—	—	—
4.125% Senior Secured Notes due 2026	4.32%	—	—	4.37%	—	—
2.125% Senior Secured Notes due 2026	—	2.33%	—	—	2.33%	—
2.125% Senior Secured Notes due 2026	—	3.29%	—
6.000% Senior Notes due 2025	5.97%	—	—	6.14%	—	—
4.750% Senior Notes due 2027	—	—	4.99%	—	—	4.99%
5.250% Senior Notes due 2027	5.50%	—	—	5.50%	—	—
5.250% Senior Notes due 2027	6.42%	—	—	—	—	—
2.750% Senior Secured Notes due 2024	—	—	—	—	2.92%	—
4.250% Senior Secured Notes due 2022	—	—	—	4.52%	—	—
	Various Currencies
Lease obligations		5.27%			4.77%

The carrying amounts of the Group’s net borrowings are denominated in the following currencies:

	At December 31,
	2020	2019
	$'m	$'m
Euro	1,549	1,411
U.S. dollar	4,687	3,909
British pound	583	559
Other	42	31
	6,861	5,910

The Group has the following undrawn borrowing facilities:

	At December 31,
	2020	2019
	$'m	$'m
Expiring within one year	1	1
Expiring beyond one year	599	663
	600	664

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Fair values are calculated as follows:

(i)	Senior secured and senior notes - The fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs. In the year ended December 31, 2019 the classification for all senior secured and senior notes was changed from Level 1 to Level 2 based on management’s assessment that quoted prices in the market for such debt securities are not regularly available.

Ardagh Group S.A.

(ii)	Global Asset Based Loan facility and other borrowings - The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) - The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives - The fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

Derivative financial instruments

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	29	233	6	113
Cross currency interest rate swaps	10	233	115	1,300
Forward foreign exchange contracts	5	356	9	326
NYMEX gas swaps	1	12	—	10
At December 31, 2020	45	834	130	1,749

	Assets		Liabilities
		Contractual		Contractual
		or notional		or notional
	Fair values	amounts	Fair values	amounts
	$'m	$'m	$'m	$'m
Fair value derivatives
Metal forward contracts	4	100	10	252
Cross currency interest rate swaps	3	600	35	913
Forward foreign exchange contracts	—	31	13	351
NYMEX gas swaps	—	3	3	24
At December 31, 2019	7	734	61	1,540

Derivative instruments with a fair value of $9 million (2019: $4 million) are classified as non-current assets and $36 million (2019: $3 million) as current assets in the consolidated statement of financial position at December 31, 2020. Derivative instruments with a fair value of $26 million (2019: $44 million) are classified as non-current liabilities and $104 million (2019: $17 million) as current liabilities in the consolidated statement of financial position at December 31, 2020.

With the exception of interest on the CCIRS, all cash payments in relation to derivative instruments are paid or received when they mature. Bi-annual and quarterly interest cash payments and receipts are made and received in relation to the CCIRS.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings.

Ardagh Group S.A.

Cross currency interest rate swaps

2020

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2020 of $105 million (December 31, 2019: $32 million net liability).

2019

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS, with a net liability at December 31, 2019 of $32 million (December 31, 2018: $113 million net liability).

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

Hedges of net investments in foreign operations are accounted for whereby any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to an ineffective portion is recognized immediately in the consolidated income statement within finance income or expense respectively. Gains and losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of. The amount that has been recognized in the consolidated income statement due to ineffectiveness is $1 million (2019: $1 million; 2018: $nil).

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

NYMEX gas swaps

The Group hedges a portion of its Glass Packaging North America anticipated energy purchases on the New York Mercantile Exchange (“NYMEX”).

Fair values have been based on NYMEX-quoted market prices and Level 2 valuation inputs have been applied. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Ardagh Group S.A.

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded, and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2020 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Total employee obligations recognized in the consolidated statement of financial position of $811 million (2019: $716 million) includes other employee benefit obligations of $117 million (2019: $101 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	U.S.		Germany		UK		Other		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(1,403)	(1,318)	(194)	(176)	(892)	(830)	(29)	(25)	(2,518)	(2,349)
Assets	1,151	1,139	—	—	663	585	10	10	1,824	1,734
Net obligations	(252)	(179)	(194)	(176)	(229)	(245)	(19)	(15)	(694)	(615)

Defined benefit pension schemes

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Current service cost and administration costs:
Cost of sales - current service cost (Note 8)	(27)	(28)	(38)
Cost of sales - past service credit/(charge) (Note 8)	8	54	(6)
SGA - current service cost (Note 8)	(4)	(3)	(4)
	(23)	23	(48)
Finance expense (Note 5)	(14)	(18)	(16)
	(37)	5	(64)
Discontinued operation	—	1	—
	(37)	6	(64)

Ardagh Group S.A.

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Re-measurement of defined benefit obligation:
Actuarial gain/(loss) arising from changes in demographic assumptions	38	(4)	18
Actuarial (loss)/gain arising from changes in financial assumptions	(250)	(272)	116
Actuarial gain/(loss) arising from changes in experience	9	(23)	19
	(203)	(299)	153
Re-measurement of plan assets:
Actual return/(loss) less expected return on plan assets	147	203	(144)
Actuarial (loss)/gain for the year on defined benefit pension schemes	(56)	(96)	9
Actuarial (loss)/gain on other long term and end of service employee benefits	(12)	(6)	6
	(68)	(102)	15
Discontinued operation	—	(38)	(4)
	(68)	(140)	11

The actual return on plan assets was a gain of $191 million in 2020 (2019: $271 million gain; 2018: $96 million loss).

Movement in the defined benefit obligations and assets:

	At December 31,
	Obligations		Assets
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
At January 1,	(2,349)	(2,503)	1,734	1,673
Interest income	—	—	44	54
Current service cost	(25)	(28)	—	—
Past service credit - net	3	62	—	—
Interest cost	(56)	(72)	—	—
Administration expenses paid from plan assets	—	—	(1)	(1)
Re-measurements	(203)	(351)	147	217
Obligations/(assets) extinguished on reclassification	32	—	(32)	—
Employer contributions	—	—	40	47
Benefits paid	130	151	(130)	(151)
Disposal of Food & Specialty	—	408	—	(123)
Exchange	(50)	(16)	22	18
At December 31,	(2,518)	(2,349)	1,824	1,734

The defined benefit obligations above include $203 million (2019: $182 million) of unfunded obligations. Interest income and interest cost above does not include interest cost of $2 million (2019: $3 million; 2018: $4 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $6 million (2019: $7 million) relating to other employee benefit obligations.

During the year ended December 31, 2019, as part of the 2019 Collective Bargaining Agreement, Glass Packaging North America successfully negotiated a process involving the hourly defined benefit pension plan, moving to a future service only plan. This resulted in the recognition of an exceptional gain of $37 million within the income statement for the year ended December 31, 2019. During December, 31 2020, the Group recognized an exceptional expense of $5 million in relation to the final step of the pension plan actions taken in the prior year.

Ardagh Group S.A.

There was also an $8 million past service credit recognized in October 2019 in respect of the second step in the redesign of the pension scheme in Germany with the first step being in the year ended December 2018 where the Group elected to re-design one of its pension schemes in Germany, moving from a defined benefit pension scheme to a contribution orientated system.

During the year ended December 31, 2019, the net defined benefit obligations above also include a movement of $17 million relating to the disposed Food & Specialty Metal Packaging business which had a net defined obligation of $285 million at October 31, 2019. The above movements include $3 million current service costs, $8 million of a past service credit, $4 million net interest expense, $38 million of remeasurement losses and $14 million of benefits paid relating to the Food & Specialty Metal Packaging business.

During the year ended December 31, 2019, the Group elected to re-design the pension plans in Metal Beverage Packaging Germany, moving from a current defined benefit scheme into a contribution orientated scheme. This resulted in the recognition of a past service credit of $17 million in the year within the income statement. During the year ended December 31, 2020, the Group recognized an $8 million past service credit in respect of the second step of this redesign.

Plan assets comprise:

	At December 31,
	2020	2020	2019	2019
	$'m	%	$'m	%
Equities / multi strategy	1,121	61	1,107	65
Target return funds	256	14	267	15
Bonds	229	13	178	10
Cash/other	218	12	182	10
	1,824	100	1,734	100

The pension assets do not include any of the Company’s ordinary shares, securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include national and international equities, fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

Glass Packaging North America and Metal Beverage Packaging Americas sponsor a defined benefit pension plan which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labor.

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

Ardagh Group S.A.

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

The Group operates a number of defined benefit pension schemes in Germany. The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German labor law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the years ended December 31, 2019 and 2018, the Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The U.K. pension plans are trust-based U.K. funded final salary defined benefit schemes providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Metal Beverage Packaging Europe. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated based on service to retirement, with members’ benefits based on final career earnings. There are two pension plans in place in Glass Packaging Europe. The pension plans relating to Glass Packaging Europe have been closed to future accrual from March 31, 2013 and September 30, 2015 respectively. The U.K. pension plans are each governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plans are subject to the U.K. regulatory framework, the requirements of the Pensions Regulator and are subject to a statutory funding objective.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	U.S.		Germany		UK
	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%
Rates of inflation	2.50	2.50	1.50	1.50	2.75	2.90
Rates of increase in salaries	3.00	3.00	2.50	2.50	2.25	2.00
Discount rates	2.55	3.40	0.84 - 1.08	1.20 - 1.48	1.45 - 1.50	2.10 - 2.15

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	U.S.		Germany		UK
	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	21	22	22	20	21
Life expectancy, future pensioners	23	23	25	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $204 million (2019: $186 million). If the discount rate were to increase

Ardagh Group S.A.

by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $182 million (2019: $166 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $65 million (2019: $56 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $68 million (2019: $63 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $67 million (2019: $61 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $71 million (2019: $69 million).

The impact of increasing the life expectancy by one year would result in an increase in the Group’s liability of $80 million at December 31, 2020 (2019: $68 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit plans in 2021 is $27 million (2020: $30 million).

The principal defined benefit schemes are described briefly below:

-
	Metal Beverage Packaging			Glass Packaging
	Europe	Europe	North	Europe	Europe	North
	UK	Germany	America	UK	Germany	America
Nature of the schemes	Funded	Unfunded	Funded	Funded	Unfunded	Funded
2020
Active members	—	856	829	—	922	3,462
Deferred members	808	195	58	1,240	682	2,631
Pensioners including dependents	475	121	59	815	779	6,689
Weighted average duration (years)	20	20	21	21	19	12
2019
Active members	—	893	822	—	977	3,827
Deferred members	808	198	44	1,240	689	2,638
Pensioners including dependents	475	117	41	815	783	6,571
Weighted average duration (years)	19	21	20	21	17	12

The expected total benefit payments over the next five years are:

						Subsequent
	2021	2022	2023	2024	2025	five years
	$'m	$'m	$'m	$'m	$'m	$'m
Benefits	133	130	132	135	137	654

The Group also has defined contribution plans; the contribution expense associated with these plans for 2020 was $47 million (2019: $40 million; 2018: $32 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2021 is $50 million (2020: $44 million).

Ardagh Group S.A.

Other employee benefits

	At December 31,
	2020	2019
	$'m	$'m
End of service employee benefits	3	2
Post-employment benefits	114	99
	117	101

End of service employee benefits principally comprise amounts due to be paid to employees leaving the Group’s service in Poland and Italy.

Post-employment benefit obligations comprise amounts due to be paid under post-retirement medical schemes in Glass Packaging North America and Metal Beverage Packaging Americas, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22. Provisions

	At December 31,
	2020	2019
	$'m	$'m
Current	50	48
Non-current	55	29
	105	77

		Other	Total
	Restructuring	provisions	provisions
	$'m	$'m	$'m
At January 1, 2019	20	101	121
Provided	16	90	106
Released	(1)	(18)	(19)
Paid	(21)	(89)	(110)
Disposal of Food & Specialty	(9)	(11)	(20)
Exchange	—	(1)	(1)
At December 31, 2019	5	72	77
Provided	1	49	50
Released	(1)	(7)	(8)
Paid	(1)	(15)	(16)
Exchange	—	2	2
At December 31, 2020	4	101	105

The restructuring provision relates to redundancy and other restructuring costs. Other provisions relate to probable environmental claims, customer quality claims, tax deferrals arising from the CARES Act and specifically in Glass Packaging North America, workers’ compensation provisions. In addition to the aforementioned, provisions also include non-current amounts in respect of annual, long-term (three-year), cash bonus incentive programs for senior management of the Group, of approximately $17 million. Current amounts in respect of long term incentive programs are included in trade and other payables.

The provisions classified as current are expected to be paid in the next twelve months. The majority of the restructuring provision is expected to be paid in 2021. The remaining balance represents longer term provisions for which the timing of the related payments is subject to uncertainty.

Ardagh Group S.A.

23. Trade and other payables

	At December 31,
	2020	2019
	$'m	$'m
Trade payables	1,137	1,166
Other payables and accruals	275	288
Other tax and social security payable	130	109
Payables and accruals for exceptional items	37	65
	1,579	1,628

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses, deferred income and value added tax payable.

24. Cash generated from operating activities

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Profit/(loss) from continuing operations	13	(284)	(292)
Income tax charge (Note 6)	10	44	18
Net finance expense (Note 5)	338	659	479
Depreciation and amortization (Notes 9, 10)	688	652	599
Exceptional operating items (Note 4)	58	53	311
Share of post-tax loss in equity accounted joint venture (Note 12)	48	49	—
Movement in working capital	(31)	105	(9)
Transaction-related, start-up and other exceptional costs paid	(86)	(87)	(92)
Exceptional restructuring paid	(1)	(12)	(23)
Cash generated from continuing operations	1,037	1,179	991

Ardagh Group S.A.

25. Business combinations and disposals

On October 31, 2019, the Group completed the combination of Food & Specialty Metal Packaging business with the business of Exal to form Trivium. Consequently, Food & Specialty Metal Packaging business has been accounted for as a discontinued operation in the year ended December 31, 2020 and 2019 and the previous year has been represented accordingly below.

Results of discontinued operation

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Revenue	–	2,003	2,421
Expenses	–	(1,769)	(2,197)
Profit before tax	–	234	224
Income tax charge	–	(19)	(26)
Profit from discontinued operation after tax	–	215	198
Gain on disposal of discontinued operation, net of costs of disposal and tax	22	1,527	–
Profit from discontinued operation	22	1,742	198

Total comprehensive income from discontinued operation	22	1,741	163

Basic and diluted earnings per share from discontinued operation	$0.09	$7.37	$0.84

In 2019, the Group recognized a significant gain on the transaction on closing, which is detailed below. During the year ended December 31, 2020, the Group recognized a credit of $22 million, primarily as a result of a gain arising from the remeasurement of consideration for the disposal.

The cash consideration and the net assets disposed in the transaction were as follows:

Year ended December 31,
2019
$'m
Cash consideration	2,573
42% equity investment in Trivium	412
2,985

Non-current assets	1,717
Current assets	805
Total assets	2,522

Non-current liabilities	542
Current liabilities	555
Total liabilities	1,097
Net assets disposed	(1,425)

Cumulative foreign currency translation adjustments	(27)
Gain on disposal of discontinued operation	1,533

Ardagh Group S.A.

The net cash flow relating to the disposal is summarized below:

	2020	2019
	$'m	$'m
Cash consideration	32	2,573
Cash and cash equivalents disposed	–	(18)
Net proceeds from disposal *	32	2,555

* Please refer to the proceeds from disposal of discontinued operation, net of cash disposed of, as presented on the consolidated statement of cash flows.

26. Dividends

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend: $0.14 per share (Prior years: $0.14 per share)	(33)	(33)	(33)
Interim dividend: $0.15 per share (Prior years: $0.14 per share)	(36)	(33)	(33)
Interim dividend: $0.15 per share (Prior years: $0.14 per share)	(35)	(33)	(33)
Interim dividend: $0.15 per share (Prior years: $0.14 per share)	(35)	(33)	(33)
	(139)	(132)	(132)

●	On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020.
●	On April 22, 2020, the Company declared a cash dividend of $0.15 per common share. The dividend of $36 million was paid on June 17, 2020 to shareholders of record on June 3, 2020.
●	On July 22, 2020 the Company declared a cash dividend of $0.15 per common share. The dividend of $35 million was paid on October 1, 2020 to shareholders of record on September 17, 2020.
●	On October 21, 2020 the Company declared a cash dividend of $0.15 per common share. The dividend of $35 million was paid on December 16, 2020 to shareholders of record on December 2, 2020.
●	On February 15, 2021, the Company approved a cash dividend of $0.15 per common share. The dividend of $35 million will be payable on April 1, 2021 to shareholders of record on March 18, 2021.

27. Related party information

(i)	Interests of Paul Coulson

As of February 24, 2021, the approval date of these financial statements, a company owned by Paul Coulson owns approximately 25% of the issued share capital of ARD Holdings S.A., the ultimate parent company. Through its non-controlling interest in the Yeoman group of companies, this company has an interest in a further approximate 34% of the issued share capital of ARD Holdings S.A..

(ii)	Yeoman Capital S.A.

At December 31, 2020, Yeoman Capital S.A. owned approximately 34% of the ordinary shares of ARD Holdings S.A..

Ardagh Group S.A.

(iii)	Common directorships

Four of the ARD Holdings S.A. directors (Paul Coulson, Brendan Dowling, Gerald Moloney and Hermanus Troskie) also serve as directors in the Yeoman group of companies. With the exception of Abigail Blunt, Oliver Graham, The Rt. Hon. the Lord Hammond of Runnymede, Damien O’Brien and Edward White, all of the directors of Ardagh Group S.A. are members of the board of directors of ARD Holdings S.A..

(iv)	Joint ventures

The Group’s interests held in joint ventures are related parties and these are set out in further detail in notes 11 and 12. Transactions with joint ventures were not material for any of the years presented.

(v)	Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. The amount outstanding at year end was $8 million (2019: $5 million, 2018: $1 million).

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
Salaries and other short-term employee benefits	18	14	10
Post-employment benefits	1	—	1
	19	14	11
Other compensation	1	6	—
	20	20	11

(vi)	Pension schemes

The Group’s pension schemes are related parties. For details of all transactions during the year, please see Note 21.

(vii)	Related party balances

With the exception of the balances outlined in (i) to (vi) above, there are no material balances outstanding with related parties at December 31, 2020.

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

Ardagh Group S.A.

(ix) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, at December 31, 2020.

Country of
Company	incorporation	Activity
Ardagh Metal Beverage Manufacturing Austria GmbH	Austria	Metal Beverage Packaging
Ardagh Metal Beverage Trading Austria GmbH	Austria	Metal Beverage Packaging
Latas Indústria de Embalagens de Alumínio do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Indústria de Embalagens de Metálicas do Brasil Ltda.	Brazil	Metal Beverage Packaging
Ardagh Glass Holmegaard A/S	Denmark	Glass Packaging
Ardagh Metal Beverage Trading France SAS	France	Metal Beverage Packaging
Ardagh Metal Beverage France SAS	France	Metal Beverage Packaging
Ardagh Glass GmbH	Germany	Glass Packaging
Heye International GmbH	Germany	Glass Engineering
Ardagh Metal Beverage Trading Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Metal Beverage Germany GmbH	Germany	Metal Beverage Packaging
Ardagh Glass Sales Limited	Ireland	Glass Packaging
Ardagh Glass Italy S.r.l.	Italy	Glass Packaging
Ardagh Glass Dongen B.V.	Netherlands	Glass Packaging
Ardagh Glass Moerdijk B.V.	Netherlands	Glass Packaging
Ardagh Metal Beverage Trading Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Metal Beverage Netherlands B.V.	Netherlands	Metal Beverage Packaging
Ardagh Glass S.A.	Poland	Glass Packaging
Ardagh Metal Beverage Trading Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Poland Sp. z o.o	Poland	Metal Beverage Packaging
Ardagh Metal Beverage Trading Spain SL	Spain	Metal Beverage Packaging
Ardagh Metal Beverage Spain SL	Spain	Metal Beverage Packaging
Ardagh Glass Limmared AB	Sweden	Glass Packaging
Ardagh Metal Beverage Europe GmbH	Switzerland	Metal Beverage Packaging
Ardagh Glass Limited	United Kingdom	Glass Packaging
Ardagh Metal Beverage Trading UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage UK Limited	United Kingdom	Metal Beverage Packaging
Ardagh Metal Beverage USA Inc.	United States	Metal Beverage Packaging
Ardagh Glass Inc.	United States	Glass Packaging
Ardagh Glass Packaging USA Inc. *	United States	Glass Packaging

*Ardagh Glass Packaging Inc. is the Group’s subsidiary which is acquiring the Longhorn glass manufacturing facility located in Houston, Texas. The transaction is subject to regulatory approval and is expected to complete in the first quarter of 2021.

Ardagh Group S.A.

28. Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the operation of installations for manufacturing of container glass;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

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

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision or indemnification liability has been recognized.

With the exception of the above legal matters, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Other information

COVID-19

The COVID-19 global pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways including as a result of the impact of reduced global economic activity which resulted in lower demand for some of our customers’ products and, therefore, certain of the products we manufacture.

Ardagh Group S.A.

During the year ended December 31, 2020 our Glass business, in particular, was affected, and experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales. The impact was particularly evident in the second quarter of the year. Gradual relaxation of governmental measures to prevent the spread of the virus, in the second half of the year ended December 31, 2020 resulted in a sequential improvement in customer demand for our Glass packaging products.

COVID-19 may continue to have an adverse affect on our business and operations, including potential disruptions to our supply chain and workforce.  Although our production has not been significantly impacted to date, our plants may be required to curtail or cease production in order to respond to any future measures which may arise in order to prevent the spread of COVID-19.  In addition, the pandemic may in the future impact on capital markets which could impact our cost of borrowing. During the year ended December 31, 2020, incremental COVID-19 related costs, including safety and cleaning costs, were incurred throughout the Group.

The ultimate significance of the disruptions arising as a result of COVID-19, including the extent of their adverse impact on our financial and operational results, will be determined by the duration of the ongoing pandemic, its severity in the markets that we serve and the nature and efficacy of government and other regulatory responses, protective measures and vaccination programs and the related impact on macroeconomic activity and consumer behavior.

Our response to the COVID-19 pandemic across our business operations can be summarized as follows, in addition to our assessment of Going Concern and availability liquidity as outlined in Note 2 and Note 19, respectively:

Business Continuity

We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments issued guidance, we received equivalent designations in all other countries where we operate. We have and will continue to manage our capacity in response to the evolution of demand for the products we manufacture.

Employee health and safety

The health and safety of our 16,400 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of COVID-19. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response. Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including temperature screening and increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Ardagh Group S.A.

30. Events after the reporting period

Combination of Ardagh Metal Packaging with Gores Holdings V

On February 22, 2021, the Group entered into a business combination agreement with Gores Holdings V Inc., a special purpose acquisition company sponsored by an affiliate of The Gores Group (“Gores Holdings V”) for the purpose of effecting a merger, acquisition, or similar business combination, under which Gores Holdings V will combine with Ardagh’s metal packaging business that will be held by an Ardagh wholly owned subsidiary, Ardagh Metal Packaging S.A. (“Ardagh Metal Packaging” or “AMP”) to create an independent, pure-play beverage can business, public company. AMP also announced its intention to apply to list its shares on the NYSE.

AMP will hold Ardagh’s metal packaging business, which is a leading supplier of beverage cans globally, with a particular focus on The Americas and Europe. Headquartered, in Luxembourg, the business supplies sustainable and infinitely-recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020. AMP will be a global leader in the supply of sustainable and infinitely-recyclable beverage cans that has a leading presence in the Americas and Europe and is the second-largest beverage can producer in Europe and the third-largest in North America and Brazil.

Additional investors have committed to participate in the proposed business combination by purchasing 60 million shares of AMP for an aggregate purchase price of $600 million in a private placement at $10.00. In connection with the transactions, AMP intends to raise new debt of approximately $2.65 billion, (approximately $2.3 billion net). Assuming no share redemptions by the public stockholders of Gores Holdings V, approximately $525 million in cash held in Gores Holdings V’s trust account, together with the $600 million in private placement proceeds and approximately $2.3 billion of the new debt raised by AMP, will be used to pay up to $3.4 billion in cash to Ardagh, as well as to pay transaction expenses. Upon closing of the transactions, assuming no redemptions by Gores Holdings V’s public stockholders, Ardagh will retain an equity interest in the Company of approximately 80%, the investors in the private placement will hold approximately 10% and Gores Holdings V’s stockholders and its sponsor will hold approximately 10%. Ardagh intends to remain a committed, long-term majority shareholder of AMP. The cash proceeds from the transactions will be used to reduce net debt at Ardagh.

The proposed business combination, which has been unanimously approved by the boards of directors of both Ardagh and Gores Holdings V, is expected to close in the second quarter of 2021, subject to receipt of Gores Holdings V stockholder approval, approval of AMP’s shares for listing on the NYSE, the satisfaction of the condition to Ardagh’s obligations that it receives at least $3 billion in cash from the transactions and the satisfaction or waiver of other customary closing conditions.

Dividend Declared

On February 15, 2021, the Company approved a cash dividend of $0.15 per common share. Please see Note 26.

Ardagh Group S.A.

31. Company financial information

This note has been included in these financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for Ardagh Group S.A. as presented in accordance with IFRS as issued by the IASB.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The company financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries and joint ventures are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the company financial information set out below is presented in euro.

i)	Statement of financial position

	At December 31,
	2020	2019
	€'m	€'m
Non-current assets
Investments in subsidiary undertakings	2,484	2,484
Investments in joint venture	371	371
	2,855	2,855
Current assets
Amounts receivable from subsidiary undertakings	13	88
	13	88
Total assets	2,868	2,943
Equity attributable to owners of the parent
Issued capital	22	22
Share premium	1,092	1,092
Legal reserve	2	2
Capital contribution	431	431
Retained earnings	1,307	1,394
Total equity	2,854	2,941
Current liabilities
Amounts payable to subsidiary undertakings	12	—
Other payables	2	2
	14	2
Total liabilities	14	2
Total equity and liabilities	2,868	2,943

Ardagh Group S.A.

ii)	Statement of comprehensive income

	Year ended December 31,
	2020	2019	2018
`	€'m	€'m	€'m
Dividend income	15	89	110
Other external charges	(2)	(3)	(1)
Finance expense	(1)	(1)	(1)
Profit before tax and gain on disposal of investment	12	85	108
Income tax	—	—	—
Gain on disposal of investment *	23	1,164	—
Profit and total comprehensive income for the year	35	1,249	108

* The gain recognized in the Company for the years ended December 31, 2020 and 2019, relates to the divestment of the Food & Specialty Metal Packaging business completed on October 31, 2019 and the recognition of shares issued to the Company by Trivium Packaging B.V. as part consideration for the disposal. See Note 25 to the consolidated financial statements for further detail.

iii)	Statement of cash flows

	Year ended December 31,
	2020	2019	2018
	€'m	€'m	€'m
Cash flows from operating activities
Cash used in operations	(2)	(3)	(1)
Tax paid	—	—	(1)
Increase/(decrease) in payables	—	1	(6)
Net cash used in operating activities	(2)	(2)	(8)
Cash flows from investing activities
Proceeds from disposal of investment	34	2,307	—
Receipt/(repayment) of loans from subsidiary undertakings	75	(1,601)	9
Contribution to subsidiary undertaking **	—	(675)	—
Dividends received	15	89	110
Net cash received from investing activities	124	120	119
Cash flows from financing activities
Dividends paid	(122)	(118)	(112)
Net cash outflow from financing activities	(122)	(118)	(112)
Net decrease in cash and cash equivalents	—	—	(1)
Cash and cash equivalents at the beginning of the year	—	—	1
Cash and cash equivalents at the end of the year	—	—	—

** In November 2019, the company made a capital contribution of €675 million into Ardagh Packaging Group Limited, a wholly owned subsidiary. Ardagh Packaging Group Limited is an Irish registered company that acts as an intermediate holding company for the

Ardagh Group.

iv)	Amounts payable to subsidiary undertakings

Amounts payable to subsidiary undertakings at December 31, 2020 are unsecured, interest free and payable on demand (2019: nil).

v)	Maturity analysis of the Company’s borrowings

At December 31, 2020, the Company had €nil borrowings (2019: €nil).

vi)	Distributions paid and received

Ardagh Group S.A.

During the year ended December 31, 2020 the Company received a dividend of €15 million (2019: €89 million, 2018: €110 million) from a subsidiary company. The Company also paid a dividend to its equity holders of €122 million (2019: €118 million, 2018: €112 million).

vii)	Commitments and contingencies

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

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2020 (2019: €nil).

viii)	Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

	Year ended December 31,
	2020	2019	2018
	€'m	€'m	€'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	35	1,249	108
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(4)	78	(191)
Consolidated IFRS profit/(loss) for the year	31	1,327	(83)

	At December 31,
	2020	2019	2018
	€'m	€'m	€'m
IFRS equity reconciliation:
Parent only—IFRS equity	2,854	2,941	1,808
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,149)	(3,128)	(3,127)
Consolidated—IFRS equity	(295)	(187)	(1,319)

	Year ended December 31,
	2020	2019	2018
	$'m	$'m	$'m
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	40	1,400	128
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(5)	58	(222)
Consolidated IFRS profit/(loss) for the year	35	1,458	(94)

	At December 31,
	2020	2019	2018
	$'m	$'m	$'m
IFRS equity reconciliation:
Parent only—IFRS equity	3,502	3,304	2,064
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,864)	(3,520)	(3,574)
Consolidated—IFRS equity	(362)	(216)	(1,510)

Ardagh Group S.A.